As filed with the Securities and Exchange Commission on July 12, 2007
Registration No. 333-142060

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
To

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VIRGINIA HOLDCO, INC.
(Exact name of Registrant as specified in its charter)

New Jersey	1400	20-8579133
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
205-298-3000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William F. Denson, III, Esq.
Vice President and Secretary
Virginia Holdco, Inc.
c/o Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
205-298-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

	Thomas A. Roberts, Esq.	Daniel B. Nunn Jr., Esq.	Edward D. Herlihy, Esq.
John D. Milton, Jr., Esq.	Raymond O. Gietz, Esq.	McGuireWoods LLP	Igor Kirman, Esq.
Florida Rock Industries, Inc.	Weil, Gotshal & Manges LLP	Bank of America Tower	Wachtell, Lipton, Rosen & Katz
155 East 21st Street	767 Fifth Avenue	50 North Laura Street, Suite 3300	51 West 52nd Street
Jacksonville, Florida 32206	New York, New York 10154	Jacksonville, Florida 32202	New York, New York 10019
904-355-1781	212-310-8000	904-360-6339	212-403-1000

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed mergers described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

		Proposed Maximum		Amount of
Title of Each Class of		Offering Price	Proposed Maximum Aggregate	Registration
Securities to be Registered	Amount to be Registered(1)	Per Share	Offering Price(2)	Fee(3)
Common Stock, par value $0.01 per share	13,087,491	Not Applicable	$1,441,008,865	$45,000

(1)	The number of shares of common stock, par value $0.01 per share, of the registrant (“Holdco Common Stock”) being registered is based upon the product obtained by multiplying (i) 69,245,981 shares of common stock, par value $0.10 per share, of Florida Rock Industries, Inc. (“Florida Rock Common Stock”) estimated to be outstanding immediately prior to the Florida Rock merger (including 3,296,644 shares of Florida Rock common stock subject to options exercisable prior to the expected closing of the Florida Rock merger), by (ii) 30% (being the maximum number of shares of Florida Rock Common Stock convertible into shares of Holdco Common Stock), by (iii) the exchange ratio of 0.63.

(2)	Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended (the “Securities Act”) and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to (i) the product obtained by multiplying (a) $67.71 (the average of the high and low prices of Florida Rock Common Stock on April 11, 2007), by (b) 69,245,981 shares of Florida Rock Common Stock (estimated number of shares of Florida Rock Common Stock to be cancelled in the Florida Rock merger), minus (ii) $3,247,636,509 (the estimated amount of cash to be paid by the registrant to Florida Rock’s shareholders in the Florida Rock merger).

(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

SUBJECT TO COMPLETION DATED JULY 12, 2007

TO THE SHAREHOLDERS OF
FLORIDA ROCK INDUSTRIES, INC.

FLORIDA ROCK MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Shareholder,

After careful consideration, the board of directors of Florida Rock Industries, Inc. (“Florida Rock”), by a unanimous vote of directors voting, has adopted an agreement and plan of merger with Vulcan Materials Company (“Vulcan”). As part of the transaction, Florida Rock and Vulcan will become subsidiaries of Virginia Holdco, Inc., a new holding corporation (“Holdco”), and Florida Rock common shareholders will have the right to elect to receive either $67.00 in cash, without interest, or 0.63 of a share of Holdco common stock for each share of Florida Rock common stock that they own. The elections are subject to proration so that, in the aggregate, 70% of all outstanding shares of Florida Rock common stock will be exchanged for cash and 30% of all outstanding shares of Florida Rock common stock will be exchanged for shares of Holdco common stock. In addition, Vulcan common shareholders will receive one share of Holdco common stock for each share of Vulcan common stock that they own. Approximately 13,034,069 shares of Holdco common stock will be issued in the merger in exchange for shares of Florida Rock common stock. Upon completion of the transaction, we estimate that Florida Rock’s former shareholders will own approximately 12%, and former Vulcan shareholders will own approximately 88%, of the common stock of Holdco. The common stock of Holdco is expected to be listed on the New York Stock Exchange under Vulcan’s current ticker symbol, “VMC,” Vulcan is expected to be renamed “VMC Corp.” and Holdco is expected to be renamed “Vulcan Materials Company” after the closing of the transaction.

Florida Rock will hold a special meeting of shareholders at which we will ask our shareholders to approve the merger agreement. Information about this meeting and the transaction is contained in this proxy statement/prospectus. In particular, see “Risk Factors” beginning on page 14. We urge you to read this proxy statement/prospectus, and the documents incorporated by reference into this proxy statement/prospectus, carefully and in their entirety.

The approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Florida Rock common stock. No vote of Vulcan shareholders is required in order to approve the merger agreement. Pursuant to a support agreement with certain members and affiliates of the Baker family, such members and affiliates of the Baker family have agreed to vote certain of the shares of Florida Rock common stock beneficially owned by them, representing approximately 9.9% of the outstanding shares of Florida Rock common stock, in favor of the approval of the merger agreement.

Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure that your shares are represented at that meeting. If you do not vote, it will have the same effect as voting against the merger proposal.

The Florida Rock board of directors unanimously recommends (with the undersigned, Edward L. Baker and Thompson S. Baker II abstaining) that you vote FOR the approval of the merger agreement.

Sincerely,

/s/  John D. Baker II
John D. Baker II
President and Chief Executive Officer
Florida Rock Industries, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated          , 2007, and is first being mailed to shareholders of Florida Rock on or about          , 2007.

FLORIDA ROCK INDUSTRIES, INC.
155 East 21st Street, Jacksonville, Florida 32206

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD          , 2007

To the Shareholders of Florida Rock Industries, Inc.:

A special meeting of the shareholders of Florida Rock Industries, Inc. will be held at          , on          , 2007 at   a.m., local time, for the following purposes:

1. to consider and vote upon the approval of the Agreement and Plan of Merger, dated as of February 19, 2007, as amended on April 9, 2007, by and among Vulcan Materials Company, a New Jersey corporation, Florida Rock Industries, Inc., a Florida corporation, Virginia Holdco, Inc., a New Jersey corporation, Virginia Merger Sub, Inc., a New Jersey corporation, and Fresno Merger Sub, Inc., a Florida corporation;

2. to consider and vote upon an adjournment of the special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to approve the first proposal described above; and

3. to transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

We have included a copy of the Agreement and Plan of Merger as Annex A to the accompanying proxy statement/prospectus. The proxy statement/prospectus further describes the matters to be considered at the special meeting.

The approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Florida Rock common stock. Pursuant to a support agreement with certain members and affiliates of the Baker family, such members and affiliates of the Baker family have agreed to vote certain of the shares of Florida Rock common stock beneficially owned by them, representing approximately 9.9% of the outstanding shares of Florida Rock common stock, in favor of the approval of the merger agreement. The affirmative vote of a majority of the votes cast at the special meeting is required to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.

The board of directors of Florida Rock unanimously (with Edward L. Baker, John D. Baker II and Thompson S. Baker II abstaining) recommends that you vote FOR the approval of the Agreement and Plan of Merger at the special meeting and FOR the approval of the adjournment of the meeting, if necessary or appropriate, to solicit additional proxies.

Only shareholders of record at the close of business on          , 2007 will be entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. To vote your shares, please complete and return the enclosed proxy card or voting instruction card, or, if available, submit your voting instruction by telephone or through the Internet. You may also cast your vote in person at the special meeting. Please vote promptly whether or not you expect to attend the special meeting.

By Order of the Board of Directors,

/s/ John D. Milton, Jr.
John D. Milton, Jr.
Executive Vice President
Treasurer and Chief Financial Officer

          , 2007

PLEASE VOTE YOUR SHARES PROMPTLY.

YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL D.F. KING & CO., INC. AT (212) 269-5550 COLLECT OR (800) 347-4750 TOLL FREE.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement/prospectus or other information about the companies that is filed with the Securities and Exchange Commission (the “SEC”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

For information about Vulcan:		For information about Florida Rock:

By Mail:	Vulcan Materials Company	By Mail:	Florida Rock Industries, Inc.
	1200 Urban Center Drive		155 East 21st Street
	Birmingham, Alabama 35242		Jacksonville, Florida 32206
	Attention: Office of the Secretary		Attention: Office of the Secretary

By Telephone:	205-298-3000	By Telephone:	904-355-1781

IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY [          ], 2007 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

For additional information on documents incorporated by reference in this proxy statement/prospectus, please see “Where You Can Find More Information.”

Page

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	iv
SUMMARY	1
THE COMPANIES	1
Vulcan Materials Company	1
Florida Rock Industries, Inc.	1
Virginia Holdco, Inc.	1
Virginia Merger Sub, Inc.	2
Fresno Merger Sub, Inc.	2
THE MERGERS	3
Effect of the Mergers	3
Florida Rock Common Shareholders to Choose Among Receiving Shares of Holdco Common Stock or Cash, or a Combination of the Two, Subject to Proration	4
Vulcan Common Shareholders to Receive Shares of Holdco Common Stock	4
Stock Exchange Listing and Stock Prices	4
Receipt of Shares of Holdco Common Stock in Florida Rock Merger Structured to Be Generally Nontaxable to Florida Rock Shareholders	5
Florida Rock Board of Directors Recommends that Florida Rock Shareholders Vote to Approve the Merger Agreement and the Adjournment of the Special Meeting, if Necessary or Appropriate, to Solicit Additional Proxies	5
Florida Rock Board of Directors’ Reasons for the Merger	5
Opinion of Florida Rock’s Financial Advisor	6
Vulcan Board of Directors’ Reasons for the Merger	6
Florida Rock Shareholder Vote Required	6
Interests of Certain Persons in the Florida Rock Merger	6
The Support Agreement	6
The Shareholders Agreement	6
Comparison of Shareholder Rights	7
No Appraisal Rights	7
Board of Directors and Management After the Mergers	7
Regulatory Approvals and Conditions to Completion of the Mergers	7
Termination of the Merger Agreement; Fees Payable	8
THE SPECIAL MEETING	8
Special Meeting	8
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA	9
How the Financial Data Was Prepared	9
Selected Historical Financial Data of Vulcan	9
Selected Historical Financial Data of Florida Rock	10
Selected Unaudited Pro Forma Condensed Combined Financial Data of Holdco	11
COMPARATIVE PER SHARE DATA	12
RISK FACTORS	14
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS	18
THE SPECIAL MEETING	20
Proxy Statement/Prospectus	20
Date, Time and Place of the Special Meeting	20

i

LIST OF ANNEXES

Annex A	Agreement and Plan of Merger, as amended
Annex B	Support Agreement
Annex C	Shareholders Agreement
Annex D	Opinion of Lazard Frères & Co. LLC
Annex E	Form of Holdco Amended and Restated Certificate of Incorporation
Annex F	Form of Holdco Amended and Restated By-Laws
Annex G	Vulcan Materials Company Annual Report on Form 10-K for the year ended December 31, 2006
Annex H	Vulcan Materials Company Proxy Statement for its 2007 Annual Meeting of Shareholders
Annex I	Vulcan Materials Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2007
Annex J	Vulcan Materials Company Current Report on Form 8-K dated July 12, 2007

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The questions and answers below highlight only selected procedural information from this proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully the entire proxy statement/prospectus and the additional documents incorporated by reference into this proxy statement/prospectus to fully understand the voting procedures for the special meeting and the procedures for making cash and share elections.

Q.	What is the proposed transaction for which I am being asked to vote?

A.	You, as a shareholder of Florida Rock Industries, Inc., are being asked to vote to approve at a special meeting an Agreement and Plan of Merger dated as of February 19, 2007, as amended on April 9, 2007, which we refer to in this proxy statement/prospectus as the “merger agreement,” entered into by and among Vulcan Materials Company, Florida Rock Industries, Inc., Virginia Holdco, Inc., Virginia Merger Sub, Inc. and Fresno Merger Sub, Inc. In this proxy statement/prospectus, we also refer to Vulcan Materials Company as “Vulcan,” to Florida Rock Industries, Inc. as “Florida Rock,” and to Virginia Holdco, Inc. as “Holdco.”

Subject to the terms and conditions of the merger agreement, Virginia Merger Sub, Inc. (a wholly owned subsidiary of Holdco) will merge with and into Vulcan (which we refer to as the “Vulcan merger”), and Fresno Merger Sub, Inc. (a wholly owned subsidiary of Holdco) will merge with and into Florida Rock (which we refer to as the “Florida Rock merger”). We refer to the Vulcan merger and the Florida Rock merger together as the “mergers,” and neither merger will occur unless both do. Vulcan and Florida Rock will survive their respective mergers as wholly owned subsidiaries of Holdco.

You are also being asked to vote to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Q.	Are Vulcan shareholders being asked to vote on the proposed transaction?

A.	No. No vote of Vulcan shareholders is required to approve the merger agreement.

Q.	What will I receive for my Florida Rock shares in the Florida Rock merger?

A.	You may make one of the following elections, or a combination of the two, regarding the type of merger consideration you wish to receive in exchange for your shares of Florida Rock common stock:

• a cash election to receive $67.00 in cash, without interest, for each share of Florida Rock common stock; or

• a share election to receive 0.63 of a share of Holdco common stock for each share of Florida Rock common stock.

If you make a cash election or a share election, the form of merger consideration that you actually receive as a Florida Rock shareholder may be adjusted as a result of the proration procedures pursuant to the merger agreement as described in this proxy statement/prospectus under “The Mergers — Florida Rock Shareholders Making Cash and Share Elections” on page 55. These proration procedures are designed to ensure that 30% of Florida Rock shares outstanding immediately prior to the Florida Rock merger are converted into Holdco shares and 70% of Florida Rock shares outstanding immediately prior to the Florida Rock merger are converted into cash.

Q.	How and when do I make a cash election or a share election?

A.	You should carefully review and follow the instructions accompanying the form of election provided together with this proxy statement/prospectus. To make a cash election or a share election, Florida Rock shareholders of record must properly complete, sign and send the form of election and any stock certificates representing their Florida Rock shares to The Bank of New York, the Exchange Agent, at the following address:

By mail: The Bank of New York Florida Rock Industries, Inc. P.O. Box 859208 Braintree, MA 02185-9208	By overnight courier: The Bank of New York Florida Rock Industries, Inc. 161 Bay State Drive Braintree, MA 02184	By hand: The Bank of New York Reorganization Services 101 Barclay Street Receive and Deliver Window Street Level New York, NY 10286	By facsimile transmission: (for eligible institutions only) 781-930-4903 To confirm facsimile only: (Tel.) 781-930-4900

Questions regarding the cash or share elections should be directed to D. F. King & Co., Inc., the Information Agent, at 800-347-4750 (banks and brokers call collect: 212-269-5550).

The exchange agent must receive the form of election and any stock certificates representing Florida Rock shares, a book-entry transfer of shares or a guarantee of delivery as described in the instructions accompanying the form of election by the election deadline. The election deadline will be 5:00 p.m., EDT, on , 2007, the date of the special meeting, unless the completion of the Florida Rock merger will occur more than four business days following the date of the special meeting, in which case the election deadline will be extended until two business days before the completion of the Florida Rock merger. Vulcan and Florida Rock will publicly announce the election deadline at least five business days prior to the anticipated completion date of the Florida Rock merger.

If you own Florida Rock shares in “street name” through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make your election.

If you are a participant in the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan or The Arundel Corporation Profit Sharing and Savings Plan and you wish to make an election, you will receive instructions from your plan administrator concerning how to make your election with respect to Florida Rock shares allocated to your account.

Q.	Can I elect to receive cash consideration for a portion of my Florida Rock shares and share consideration for my remaining Florida Rock shares?

A.	Yes. The form of election allows an election to be made for cash consideration or share consideration for all or any portion of your Florida Rock shares.

Q.	Can I change my election after the form of election has been submitted?

A.	Yes. You may revoke your election prior to the election deadline by submitting a written notice of revocation to the exchange agent or by submitting new election materials. Revocations must specify the name in which your shares are registered on the stock transfer books of Florida Rock and such other information as the exchange agent may request. If you wish to submit a new election, you must do so in accordance with the election procedures described in this proxy statement/prospectus and the form of election. If you instructed a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions. Whether you revoke your election by submitting a written notice of revocation or by submitting new election materials, the notice or materials must be received by the exchange agent by the election deadline in order for the revocation to be valid.

Q.	May I transfer Florida Rock shares after an election is made?

A.	No. Florida Rock shareholders who have made elections will be unable to sell or otherwise transfer their shares after making the election, unless the election is properly revoked before the election deadline or unless the merger agreement is terminated.

Q.	What if I do not send a form of election or it is not received?

A.	If the exchange agent does not receive a properly completed form of election from you before the election deadline, together with any stock certificates representing the shares you wish to exchange for cash or shares of Holdco common stock, properly endorsed for transfer, a book-entry transfer of shares or a guarantee of delivery as described in the form of election, then you will have no control over the type of merger consideration you receive. As a result, your Florida Rock shares may be exchanged for cash consideration, share consideration or a combination of cash consideration and share consideration consistent with the proration procedures contained in the merger agreement and described under “The Mergers — Florida Rock Shareholders Making Cash and Share Elections” beginning on page 55. Because the value of the share consideration and cash consideration

v

may differ and other shareholders would likely elect the consideration having the higher value, in such a circumstance you would likely receive the consideration having the lower value at the time. You bear the risk of delivery and should send any form of election by courier or by hand to the appropriate addresses shown in the form of election.

If you do not make a valid election with respect to the Florida Rock shares you own of record, after the completion of the Florida Rock merger, you will receive written instructions from the exchange agent on how to exchange your Florida Rock stock certificates for the shares of Holdco common stock and/or cash that you are entitled to receive in the Florida Rock merger as a non-electing Florida Rock shareholder.

Q.	May I submit a form of election even if I do not vote to approve the merger agreement?

A.	Yes. You may submit a form of election even if you vote against the approval of the merger agreement or abstain with respect to the approval of the merger agreement.

Q.	What shareholder approvals are needed for Florida Rock?

A.	Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Florida Rock common stock.

Each holder of Florida Rock common stock is entitled to one vote per share.

As of , 2007, the record date for determining shareholders entitled to vote at the special meeting, there were shares of Florida Rock common stock outstanding.

Pursuant to a support agreement with certain members and affiliates of the Baker family, such members and affiliates of the Baker family have agreed to vote certain shares of Florida Rock common stock beneficially owned by them, representing approximately 9.9% of the outstanding shares of Florida Rock common stock, in favor of the approval of the merger agreement.

The affirmative vote of a majority of the votes cast at the special meeting is required to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the merger agreement.

Q.	When and where is the special meeting?

A.	The special meeting will be held at , on , 2007 at a.m., local time.

Q.	What is the recommendation of the Florida Rock Board of Directors?

A.	The Florida Rock Board of Directors unanimously (with Edward L. Baker, John D. Baker II and Thompson S. Baker II abstaining) recommends a vote FOR the approval of the merger agreement and a vote FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Q.	Why was the merger agreement amended?

A.	The merger agreement was amended on April 9, 2007, for the purpose of providing that certificates representing shares of Vulcan common stock immediately prior to the Vulcan merger will from and after the Vulcan merger represent the same number of shares of Holdco common stock. Consequently, no new certificates representing shares of Holdco common stock will be issued in exchange for existing certificates representing shares of Vulcan common stock.

Q.	What do I need to do now?

A.	After carefully reading and considering the information contained in this proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed postage-paid envelope, or, if available, by submitting your voting instruction by telephone or through the Internet, as soon as possible so that your shares may be represented and voted at the special meeting. If you hold shares registered in the name of a broker, bank or other nominee, that broker, bank or other nominee has enclosed or will provide a voting instruction card for use in directing your broker, bank or other nominee how to vote those shares.

Q.	Should I send in my stock certificates with my proxy card or my form of election?

A.	Please DO NOT send your Florida Rock stock certificates with your proxy card. You should send in your Florida Rock stock certificates to the exchange agent with your form of election.

If you wish to make an election with respect to your Florida Rock shares, prior to the election deadline, you should send your completed, signed form of election together with your Florida Rock stock certificates, properly endorsed for transfer, a book-entry transfer of your Florida Rock shares or a guarantee of delivery to the exchange agent as described in the form of election. If your shares are held in “street name,” you should follow your broker’s instructions for making an election with respect to your shares. If you are a participant in the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan or The Arundel Corporation Profit Sharing and Savings Plan and you wish to make an election, you will receive instructions from your plan administrator concerning how to make your election with respect to Florida Rock shares allocated to your account.

If you make no election with respect to your Florida Rock shares, after the completion of the Florida Rock merger you will receive a letter of transmittal for you to use in surrendering any Florida Rock stock certificates you have at that time.

Q.	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A.	If you hold your shares in “street name” and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. Generally, your broker, bank or other nominee does not have discretionary authority to vote on the merger proposal. Accordingly, your broker, bank or other nominee will vote your shares held by it in “street name” only if you provide instructions to it on how to vote. You should follow the directions your broker, bank or other nominee provides. Shares that are not voted because you do not properly instruct your broker, bank or other nominee will have the effect of votes against the approval of the merger agreement. Broker non-votes will have no effect on the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Q.	If I beneficially own Florida Rock shares held pursuant to any Florida Rock Plan, will I be able to vote on approval of the merger agreement and elect whether to receive cash or share consideration?

A.	If your shares are held through the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan or The Arundel Corporation Profit Sharing and Savings Plan, which we refer to in this proxy statement/prospectus collectively as the “Florida Rock Plans,” you must instruct your plan administrator on how to vote your shares. If you hold shares through any Florida Rock Plan, your shares in the plan may be voted even if you do not instruct the trustee how to vote, as explained in your voting instructions. Participants in the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan and The Arundel Corporation Profit Sharing and Savings Plan will be able to direct how they want Florida Rock shares allocated to their accounts as of the record date to be voted and whether they want to elect cash consideration or share consideration to be allocated to their accounts in exchange for each Florida Rock share in their accounts as of the closing date.

Q.	What if I don’t vote?

A.	If you fail to respond with a vote on the merger proposal, or if you respond and indicate that you are abstaining from voting, it will have the same effect as a vote against the approval of the merger agreement. A non-response or abstention will have no effect with respect to the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies. If you respond but do not indicate how you want to vote, your proxy will be counted as a vote in favor of approving the merger agreement and a vote in favor of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies. If you hold your shares through any Florida Rock Plan, your shares in the plan may be voted even if you do not instruct the trustee how to vote as explained in your voting instructions.

Q.	Can I change my vote after I have delivered my proxy?

A.	Yes. You can change your vote at any time before your proxy is voted at the special meeting. If you are a holder of record, you can do so by:

• filing a written notice of revocation with the Secretary, Florida Rock Industries, Inc., 155 E. 21st Street, Jacksonville, Florida 32206.

• submitting a new proxy before the special meeting.

• attending the special meeting and voting in person. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

For shares held beneficially by you, you may change your vote only by submitting new voting instructions to your broker or nominee. If you submit your voting instruction through the Internet or by telephone, you can change your vote by submitting a voting instruction at a later date, in which case your later-submitted voting instruction will be recorded and your earlier voting instruction will be revoked. If the special meeting is postponed or adjourned, it will not affect the ability of shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Q.	What does it mean if I receive more than one proxy card or more than one email instructing me to vote?

A.	If you receive more than one proxy card or more than one email instructing you to vote, your shares are registered in more than one name or are registered in different accounts. Please complete, date, sign and return each proxy card, and respond to each email, to ensure that all your shares are voted.

Q.	What does it mean if multiple members of my household are shareholders but we received only one set of proxy materials?

A.	If you hold shares in “street name,” in accordance with a notice sent to certain brokers, banks or other nominees, we are sending only one proxy statement/prospectus to an address unless we received contrary instructions from any shareholder at that address. This practice, known as “householding,” is designed to reduce our printing and postage costs.

Q.	Am I entitled to appraisal rights?

A.	No. Under the Florida Business Corporation Act (the “FBCA”), Florida Rock shareholders are not entitled to appraisal rights in connection with the Florida Rock merger.

Q.	What are the tax consequences to Florida Rock shareholders of the mergers?

A.	Assuming that the mergers are completed as currently contemplated, we expect that the exchange of shares by a Florida Rock shareholder solely for Holdco common stock will be nontaxable to such shareholder for U.S. federal income tax purposes, except in respect of any cash that such shareholder receives in lieu of fractional shares of Holdco common stock. We expect that a Florida Rock shareholder who exchanges shares of Florida Rock common stock for a combination of Holdco common stock and cash will only recognize gain up to the amount of cash received. We expect that the exchange of shares of Florida Rock common stock by a Florida Rock shareholder solely for cash will be taxable to such shareholder for U.S. federal income tax purposes.

Tax matters are very complicated. You should be aware that the tax consequences to you of either merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers. For more information regarding the tax consequences of the mergers, please see “The Mergers — Material United States Federal Income Tax Consequences” beginning on page 51.

Q.	When are the mergers expected to be completed?

A.	We expect to complete the mergers in the third calendar quarter of 2007. Because the Florida Rock merger is subject to shareholder approval and because the mergers are subject to governmental approvals, we cannot predict the exact timing of their completion.

Q.	Who can help answer my questions?

A.	If you have any questions about the mergers or how to submit your proxy or make an election, or if you need additional copies of this proxy statement/prospectus, the form of election or the enclosed proxy card or voting instruction card, you should contact:
D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Toll Free: 800-347-4750
Banks and Brokers Call Collect: 212-269-5550

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the transaction fully and to obtain a more complete description of the legal terms of the merger agreement, you should carefully read this entire proxy statement/prospectus, including the Annexes, and the documents to which we refer you. Please see “Where You Can Find More Information.”

THE COMPANIES

Vulcan Materials Company

1200 Urban Center Drive
Birmingham, Alabama 35242
205-298-3000

Vulcan Materials Company, a New Jersey corporation, provides infrastructure materials that are required by the American economy. Vulcan is the nation’s largest producer of construction aggregates and a leader in the production of other construction materials. Vulcan’s construction materials business produces and sells aggregates — primarily crushed stone, sand and gravel — that are used in nearly all forms of construction. In particular, large quantities of aggregates are used to build roads and nonresidential infrastructure. References to “Vulcan” in this proxy statement/prospectus refer to Vulcan Materials Company.

Florida Rock Industries, Inc.

155 East 21st Street
Jacksonville, Florida 32206
904-355-1781

Florida Rock Industries, Inc., a Florida corporation, is one of the nation’s leading producers of construction aggregates, a major provider of ready-mix concrete and concrete products in the Southeastern and mid-Atlantic states and a significant supplier of cement in Florida and Georgia. Florida Rock operates through three business segments: construction aggregates, concrete products and cement and calcium. The construction aggregates segment is engaged in the mining, processing, distribution and sale of sand, gravel and crushed stone. The concrete products segment is engaged in production and sale of ready-mix concrete and concrete products, as well as sales of other building materials. The cement and calcium products segment is engaged in the production and sale of Portland and masonry cement, the importation of cement and slag and the sale of calcium products to the animal feed industry. References to “Florida Rock” in this proxy statement/prospectus refer to Florida Rock Industries, Inc.

Virginia Holdco, Inc.

c/o Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
205-298-3000

Virginia Holdco, Inc. is a newly incorporated New Jersey corporation that is currently a wholly owned subsidiary of Vulcan but, upon consummation of the mergers, will become the holding company of Vulcan and Florida Rock. Holdco was formed solely in contemplation of the mergers, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. The common stock of Holdco is expected to be listed on the New York Stock Exchange under Vulcan’s current ticker symbol, “VMC,” and following the mergers, Holdco will be renamed “Vulcan Materials Company.” References to “Holdco” in this proxy statement/prospectus refer to Virginia Holdco, Inc.

Virginia Merger Sub, Inc.

c/o Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
205-298-3000

Virginia Merger Sub, Inc. is a wholly owned subsidiary of Holdco formed solely to effect the Vulcan merger and has not conducted and will not conduct any business during any period of its existence. Pursuant to the merger agreement, Virginia Merger Sub, Inc. will merge with and into Vulcan, with Vulcan continuing as the surviving corporation and a wholly owned subsidiary of Holdco. References to “Virginia Merger Sub” in this proxy statement/prospectus refer to Virginia Merger Sub, Inc.

Fresno Merger Sub, Inc.

c/o Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
205-298-3000

Fresno Merger Sub, Inc. is a wholly owned subsidiary of Holdco formed solely to effect the Florida Rock merger and has not conducted and will not conduct any business during any period of its existence. Pursuant to the merger agreement, Fresno Merger Sub, Inc. will merge with and into Florida Rock, with Florida Rock continuing as the surviving corporation and a wholly owned subsidiary of Holdco. References to “Fresno Merger Sub” in this proxy statement/prospectus refer to Fresno Merger Sub, Inc.

THE MERGERS

Effect of the Mergers (see page 24)

The organization of Vulcan, Florida Rock and Holdco before and after the mergers is illustrated below.

Before the Mergers

After the Mergers

(1)	To be renamed “Vulcan Materials Company”

(2)	To be renamed “VMC Corp.”

Florida Rock Common Shareholders to Choose Among Receiving Shares of Holdco Common Stock or Cash, or a Combination of the Two, Subject to Proration (see page 24)

In the Florida Rock merger, Florida Rock common shareholders will have the right to choose between receiving $67.00 in cash, without interest, or 0.63 of a share of Holdco common stock per share of Florida Rock common stock, subject to proration. These proration procedures are designed to ensure that 70% of Florida Rock shares outstanding immediately prior to the Florida Rock merger are converted into cash and 30% of Florida Rock shares outstanding immediately prior to the Florida Rock merger are converted into Holdco shares.

Vulcan Common Shareholders to Receive Shares of Holdco Common Stock (see page 24)

In the Vulcan merger, each outstanding share of Vulcan common stock (other than shares owned by Vulcan) will be converted into one share of Holdco common stock.

Stock Exchange Listing and Stock Prices (see page 73)

Because the exchange ratio is fixed in the merger agreement, the market value of the Holdco common stock that Florida Rock shareholders receive in the Florida Rock merger may vary significantly from that implied by current trading prices.

Holdco common stock is currently not traded or quoted on a stock exchange or quotation system. However, upon consummation of the mergers, it is expected that Holdco common stock will be traded on the New York Stock Exchange under the ticker symbol “VMC.”

Vulcan common stock trades on the New York Stock Exchange under the symbol “VMC” and Florida Rock common stock trades on the New York Stock Exchange under the symbol “FRK.” The table below shows the pro forma equivalent per share value of Vulcan common stock and Florida Rock common stock at the close of the regular trading session on February 16, 2007, the last trading day before the public announcement of the mergers, and July 11, 2007, the most recent trading day for which information was available.

	Vulcan	Florida Rock	Vulcan Pro Forma	Florida Rock Pro
Date	Closing Price	Closing Price	Equivalent(1)	Forma Equivalent(2)

February 16, 2007	$111.81	$46.96	$111.81	$70.44
July 11, 2007	$110.62	$67.16	$110.62	$69.69

(1)	The pro forma equivalent per share value of Vulcan common stock is calculated by multiplying the Vulcan closing price by the Vulcan merger exchange ratio of 1.0.

(2)	The pro forma equivalent per share value of Florida Rock common stock is calculated by multiplying the Vulcan closing price by the Florida Rock merger exchange ratio of 0.63.

Because the 0.63 exchange ratio in the Florida Rock merger is fixed and will not be adjusted as a result of changes in market prices, the implied value of the merger consideration will fluctuate with the market price of Vulcan common stock. You should obtain current market quotations for the shares of both companies from a newspaper, the Internet or your broker.

Receipt of Shares of Holdco Common Stock in Florida Rock Merger Structured to Be Generally Nontaxable to Florida Rock Shareholders (see page 51)

Subject to the limitations and qualifications described in “The Merger Agreement — Material U.S. Federal Income Tax Consequences” below, the exchange of Florida Rock common stock and Vulcan common stock for Holdco common stock pursuant to the mergers, taken together, has been structured to be treated for United States federal income tax purposes as an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, assuming the mergers are so treated, for United States federal income tax purposes, (i) holders of Florida Rock common stock who receive solely cash will have a taxable transaction and will recognize gain or loss in connection with the receipt of cash in exchange for their Florida Rock common stock; (ii) holders of Florida Rock common stock who receive Holdco common stock will not recognize any loss in the Florida Rock merger, and will recognize gain on the exchange only to the extent of any cash received; and (iii) no gain or loss will be recognized by Holdco, Vulcan, Virginia Merger Sub, Florida Rock or Fresno Merger Sub as a result of the mergers.

The United States federal income tax consequences described above may not apply to all holders of Florida Rock common stock, including certain holders specifically referred to in the section titled “The Merger Agreement — Material U.S. Federal Income Tax Consequences.” Your tax consequences will depend on your own situation. You should consult your tax advisor to fully understand the tax consequences of the mergers to you.

Florida Rock Board of Directors Recommends that Florida Rock Shareholders Vote to Approve the Merger Agreement and the Adjournment of the Special Meeting, if Necessary or Appropriate, to Solicit Additional Proxies (see page 31)

The Florida Rock board of directors unanimously (with Edward L. Baker, John D. Baker II and Thompson S. Baker II abstaining) recommends that the Florida Rock shareholders vote FOR the approval of the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the merger agreement.

Florida Rock Board of Directors’ Reasons for the Merger (see page 31)

In the course of reaching its decision to adopt the merger agreement and the transactions contemplated thereby, the Florida Rock board of directors considered a number of factors in its deliberations. Those factors are described in “The Mergers — Florida Rock’s Reasons for the Florida Rock Merger” beginning on page 31.

Opinion of Florida Rock’s Financial Advisor (see page 34)

Lazard Frères & Co. LLC (“Lazard”) has rendered its opinion to the Florida Rock board of directors that as of February 19, 2007, the date of the merger agreement, and based on and subject to the considerations, assumptions and limitations described in its opinion, the merger consideration to be paid to the holders of Florida Rock common stock (other than Vulcan and its subsidiaries) in the Florida Rock merger was fair, from a financial point of view, to such holders. See “The Mergers — Opinion of Florida Rock’s Financial Advisor” beginning on page 34.

Vulcan Board of Directors’ Reasons for the Merger (see page 45)

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Vulcan board of directors considered a number of factors in its deliberations. Those factors are described in “The Mergers — Vulcan’s Reasons for the Mergers” beginning on page 45.

Florida Rock Shareholder Vote Required (see page 20)

Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Florida Rock common stock. The affirmative vote of a majority of the votes cast at the special meeting is required to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the merger agreement.

Interests of Certain Persons in the Florida Rock Merger (see page 46)

You should be aware that some of the directors and executive officers of Florida Rock have interests in the Florida Rock merger that are different from, or are in addition to, the interests of shareholders of Florida Rock. These interests include, but are not limited to: the treatment of stock options held by directors and executive officers of Florida Rock in the Florida Rock merger; the vesting and accelerated payment of certain bonus payments and retirement benefits and the potential payment of certain severance benefits to executive officers; the continued employment after the mergers of Thompson S. Baker II as President of the Florida Rock division of Holdco; John D. Baker II’s service as a director of Holdco after the mergers; the possible purchase by Edward L. Baker and John D. Baker II from Florida Rock of a 6,300 acre property immediately prior to the mergers; the support agreement between Vulcan and the Baker Shareholders; the shareholders agreement among Vulcan, Holdco and the Baker Shareholders; and the indemnification of former Florida Rock officers and directors by Holdco.

The Support Agreement (see page 70)

Baker Holdings, L.P., Edward L. Baker Living Trust, Edward L. Baker, John D. Baker II Living Trust and Anne D. Baker Living Trust, which we refer to collectively in this proxy statement/prospectus as the Baker Shareholders, entered into a support agreement with Vulcan. The Baker Shareholders (except for the Anne D. Baker Living Trust ) are controlled, directly or indirectly, by Edward L. Baker and John D. Baker II. The support agreement is attached as Annex B to this proxy statement/prospectus.

Pursuant to the support agreement, among other things, the Baker Shareholders have agreed to vote shares of Florida Rock common stock representing approximately 9.9% of the outstanding shares of Florida Rock in favor of the approval of the merger agreement and to irrevocably elect to receive Holdco common stock in exchange for shares of Florida Rock common stock representing approximately 30% of the Florida Rock common stock beneficially owned by Edward L. Baker, John D. Baker II and Baker Holdings, L.P. in the Florida Rock merger, subject to proration like all Florida Rock shareholders. The Baker Shareholders have also agreed not to sell or otherwise transfer these shares until the termination of the support agreement.

The Shareholders Agreement (see page 71)

Vulcan, Holdco and the Baker Shareholders have also entered into a shareholders agreement. The shareholders agreement is attached as Annex C to this proxy statement/prospectus.

Pursuant to the shareholders agreement, each Baker Shareholder has agreed not to transfer any shares of Holdco common stock owned by such Baker Shareholder during a restrictive period, other than to certain permitted transferees (including, among others, family members and heirs of, and charitable foundations established by, such Baker Shareholder). The restrictive period is generally three years beginning on the effective date of the mergers, subject to some exceptions.

Each of the Baker Shareholders has also agreed to additional transfer restrictions for a period of five years following the expiration of the applicable restrictive period, during which a Baker Shareholder may only transfer shares of Holdco common stock if the transfer complies with specified conditions, including a right of first refusal in favor of Holdco.

Each of the Baker Shareholders has also agreed, until the expiration of the applicable restrictive period, to vote its shares of Holdco common stock consistent with the recommendations of the Holdco board of directors, and not to tender its shares of Holdco common stock in any tender offer opposed by the Holdco board of directors.

Comparison of Shareholder Rights (see page 87)

The rights of Florida Rock shareholders are currently governed by the FBCA and Florida Rock’s restated articles of incorporation and restated bylaws. The rights of Vulcan shareholders are currently governed by the New Jersey Business Corporation Act (the “NJBCA”) and Vulcan’s restated certificate of incorporation and restated by-laws. Upon completion of the transaction, Florida Rock shareholders that receive Holdco common stock in the Florida Rock merger and Vulcan shareholders will all be shareholders of Holdco, and their rights will be governed by the NJBCA and Holdco’s restated certificate of incorporation and restated by-laws, which after completion of the transaction will be the same in all material respects as the Vulcan restated certificate of incorporation and restated by-laws that are currently in effect.

No Appraisal Rights (see page 60)

Under the FBCA, Florida Rock shareholders are not entitled to appraisal rights in connection with the Florida Rock merger. Under the NJBCA, Vulcan shareholders are not entitled to appraisal rights in connection with the Vulcan merger.

Board of Directors and Management After the Mergers (see page 51)

Immediately following the mergers, the board of directors of Holdco will consist of the Vulcan directors as of the time of the mergers. On the day following the completion of the mergers, the board of directors of Holdco will be expanded to include John D. Baker II, Florida Rock’s current President and Chief Executive Officer and a director of Florida Rock. At that time, Holdco’s board of directors will be divided into three classes, with one class elected at each annual meeting to serve a three-year term.

Following the mergers, officers of Holdco will consist of the Vulcan officers as of the time of the Vulcan merger, except Thompson S. Baker II, a director and Vice President of Florida Rock, is expected to become president of Holdco’s Florida Rock division.

Regulatory Approvals and Conditions to Completion of the Mergers (see pages 54 and 61)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the mergers cannot be completed until the companies have filed required notifications with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and the specified waiting period requirements have expired or been terminated. Vulcan and Florida Rock both filed the required Notification and Report forms with the Antitrust Division and the Federal Trade Commission on March 12, 2007. On April 11, 2007 the Department of Justice issued a request for additional information and documentary material (referred to as a “Second Request”) which extends the waiting period until thirty days after the parties have substantially complied with this request.

In addition to expiration or termination of the relevant waiting period under the HSR Act, the completion of the mergers depends upon the satisfaction or waiver of a number of conditions described below in this proxy statement/prospectus, including, among other things:

•	approval of the merger agreement by the Florida Rock shareholders;

•	absence of any legal prohibition on completion of the transaction;

•	receipt of opinions of counsel to Vulcan (with respect to Vulcan common stock) and Florida Rock (with respect to Florida Rock common stock) to the effect that the exchanges of Vulcan common stock or Florida Rock common stock for Holdco common stock will qualify for tax-free treatment for U.S. federal income tax purposes; and

•	material accuracy, as of the closing, of the representations and warranties made by the parties and material compliance by the parties with their respective obligations under the merger agreement.

Termination of the Merger Agreement; Fees Payable (see pages 65 and 66)

Vulcan and Florida Rock may jointly agree to terminate the merger agreement at any time. Either of Vulcan or Florida Rock also may terminate the merger agreement in various circumstances, including failure to receive the necessary approval of Florida Rock shareholders, failure to receive certain regulatory approvals, or if the other party breaches certain of its obligations in the merger agreement.

In several circumstances, including those involving a change in the Florida Rock board’s recommendation in favor of the merger agreement or a third party acquisition proposal, Florida Rock may become obligated to pay a termination fee of $135 million.

THE SPECIAL MEETING

Special Meeting (see page 20)

The special meeting will be held at [          ], Jacksonville, Florida on [          ], 2007, starting at 9:00 a.m., local time.

You may vote at the special meeting if you owned shares of Florida Rock common stock at the close of business on [          ], 2007, the record date for the special meeting. On that date there were [          ] shares of Florida Rock common stock outstanding and entitled to vote at the special meeting.

You may cast one vote for each share of Florida Rock common stock you owned as of the record date. The affirmative vote of a majority of the outstanding shares of Florida Rock common stock is required for the approval of the merger agreement. The affirmative vote of a majority of the votes cast at the special meeting is required to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the merger agreement.

As of the record date, Florida Rock directors and executive officers and their affiliates (other than Edward L. Baker, John D. Baker II and Baker Holdings, L.P.) owned and were entitled to vote approximately [     ]% of the outstanding shares of Florida Rock common stock. As of the record date, Edward L. Baker, John D. Baker II and Baker Holdings, L.P. beneficially owned shares of Florida Rock common stock representing the power to vote approximately [     ]% of the outstanding shares of Florida Rock common stock.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

How the Financial Data Was Prepared

The following information is provided to aid you in your analysis of the financial aspects of the transaction. The information for Vulcan was derived from the audited financial statements of Vulcan for the years ended December 31, 2002 through 2006 and the unaudited financial statements of Vulcan for the three months ended March 31, 2007 and 2006. The information for Florida Rock was derived from the audited financial statements of Florida Rock for the years ended September 30, 2002 through 2006 and the unaudited financial statements of Florida Rock for the six months ended March 31, 2007 and 2006. The information is only a summary and you should read it together with Vulcan’s and Florida Rock’s historical financial statements and related notes contained in the annual and quarterly reports and other information that Vulcan and Florida Rock have filed with the SEC, which in the case of Vulcan may be found in its Form 10-K for the year ended December 31, 2006 and its Form 10-Q for the quarter ended March 31, 2007 and its Current Report on Form 8-K filed on July 12, 2007 attached hereto as Annex G and Annex I and Annex J respectively, and in the case of Florida Rock are incorporated by reference. Please see “Where You Can Find More Information.”

Selected Historical Financial Data of Vulcan

The selected historical financial data set forth below for each of the five years ended December 31, 2006, have been derived from Vulcan’s audited consolidated financial statements. The data as of March 31, 2007 and 2006 and for the three months then ended have been derived from Vulcan’s unaudited condensed consolidated financial statements and, in management’s opinion, reflect all adjustments, including those of a normal recurring nature, necessary to present fairly the results of operations and financial position for the periods presented. The following data is only a summary and should be read in conjunction with the audited consolidated financial statements, which may be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2006 and its Current Report on Form 8-K filed on July 12, 2007, attached as Annex G and Annex J, respectively, hereto, and the unaudited condensed consolidated financial statements, which may be found in Vulcan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2007 attached as Annex I hereto. Operating results for the three months ended March 31, 2007, are not necessarily indicative of the results for the full year ending December 31, 2007. The statement of earnings data represents amounts from continuing operations.

	Three Months Ended
	March 31		Years Ended December 31
	2007	2006	2006	2005	2004	2003	2002
	(Amounts in thousands, except per share data)

Statement of Earnings Data:
Net sales	$630,187	$642,272	$3,041,093	$2,614,965	$2,213,160	$2,086,944	$1,980,576
Depreciation, depletion, amortization and accretion	60,801	53,673	226,351	222,400	211,327	216,122	205,185
Operating earnings(1)	137,146	99,014	695,089	476,836	403,729	378,318	375,575
Interest expense, net	5,312	3,638	20,139	20,519	34,681	49,635	51,251
Earnings from continuing operations before income taxes(2)	133,036	107,469	703,491	480,695	377,362	335,080	329,195
Earnings from continuing operations	89,339	71,905	480,178	344,128	262,496	237,513	233,236
Basic earnings per share from continuing operations	$0.94	$0.72	$4.92	$3.37	$2.56	$2.33	$2.29
Diluted earnings per share from continuing operations	$0.91	$0.70	$4.81	$3.31	$2.53	$2.31	$2.28
Basic weighted average common shares outstanding	95,172	100,552	97,577	102,179	102,447	101,849	101,709
Diluted weighted average common shares outstanding	97,778	102,346	99,777	104,085	103,664	102,710	102,515
Balance Sheet Data (end of period):
Cash and cash equivalents	$69,960	$80,343	$55,230	$275,138	$271,450	$147,769	$127,008
Working capital(3)	239,358	596,915	243,686	593,835	998,158	507,290	491,979
Total assets	3,570,915	3,406,957	3,427,834	3,590,423	3,667,546	3,636,860	3,448,221
Long-term debt	321,503	322,859	322,064	323,392	604,522	607,654	857,757
Total shareholders’ equity	2,094,556	2,190,282	2,010,899	2,133,649	2,020,790	1,802,836	1,696,986
Book value per common share	$21.98	$21.77	$21.26	$21.27	$19.68	$17.71	$16.71

(1)	Operating earnings during the year ended December 31, 2006 include a pretax gain of $24.8 million related to the sale of contractual rights to mine the Bellwood Quarry in Atlanta, Georgia. Operating earnings also reflect pretax gains on the sale of property, plant and equipment, including real estate sales, as follows: for the years ended December 31, 2006 — $5.6 million; 2005 — $8.3 million; 2004 — $23.8 million; 2003 — $27.8 million; 2002 — $9.1 million; and for the three months ended March 31, 2007 — $46.4 million; 2006 — $0.8 million.

(2)	Earnings from continuing operations before income taxes include pretax gains of $28.7 million and $20.4 million during the years ended December 31, 2006 and 2005, respectively, and pretax gains of $0.7 million and $12.2 million during the three months ended March 31, 2007 and 2006, respectively, related to the increase in the carrying value of the ECU (electrochemical unit) earn-out received in connection with the 2005 sale of Vulcan’s Chemicals business. Earnings from continuing operations are presented before the cumulative effect of accounting changes.

(3)	Working capital as of December 31, 2004 includes the total assets and total liabilities, including noncurrent assets and noncurrent liabilities, of Vulcan’s former Chemicals business, which was sold in 2005. At December 31, 2004, the assets and liabilities of this business were classified as assets held for sale ($458.2 million) and liabilities of assets held for sale including minority interest ($188.4 million).

Selected Historical Financial Data of Florida Rock

The selected historical financial data set forth below for the five years ended September 30, 2006, have been derived from Florida Rock’s audited consolidated financial statements. The data as of March 31, 2007 and 2006 and for the six months then ended have been derived from Florida Rock’s unaudited consolidated financial statements and, in management’s opinion, include all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the results of operations and financial position for the periods presented.

The following data is only a summary and should be read in conjunction with the audited consolidated financial statements, which may be found in Florida Rock’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006, and the unaudited consolidated condensed financial statements, which may be found in Florida Rock’s Quarterly Report on Form 10-Q for the six months ended March 31, 2007 incorporated herein by reference. Operating results for the six months ended March 31, 2007, are not necessarily indicative of the results for the full fiscal year ending September 30, 2007.

	Six Months Ended March 31		Years Ended September 30
	2007	2006	2006	2005	2004	2003	2002
	(Amounts in thousands, except per share data)

Statement of Earnings Data:
Net sales	$529,865	$652,334	$1,328,271	$1,126,608	$926,609	$728,674	$707,459
Depreciation, depletion, amortization and accretion	38,742	35,592	74,687	64,558	63,628	63,126	66,152
Operating earnings(1)	107,491	152,125	319,475	249,473	175,928	112,299	106,447
Interest (income) expense, net	(1,956)	(1,069)	(2,902)	295	1,340	(659)	2,412
Earnings from continuing operations before income taxes	109,795	157,199	330,084	255,632	177,953	116,308	106,320
Earnings from continuing operations	70,489	99,825	211,409	157,653	113,670	75,601	68,895
Basic earnings per share from continuing operations	$1.08	$1.52	$3.22	$2.41	$1.75	$1.17	$1.08
Diluted earnings per share from continuing operations	$1.06	$1.49	$3.16	$2.36	$1.72	$1.15	$1.06
Basic weighted average common shares outstanding	65,447	65,618	65,621	65,306	64,810	64,420	63,934
Diluted weighted average common shares outstanding	66,634	66,892	66,829	66,764	66,133	65,464	65,144
Balance Sheet Data (end of period):
Cash and cash equivalents	$57,818	$43,025	$93,353	$68,921	$45,891	$38,135	$3,845
Working capital	116,177	116,494	153,925	121,545	39,435	94,371	39,406
Total assets	1,318,937	1,163,313	1,236,260	1,052,991	934,929	886,154	733,349
Long-term debt	16,308	16,525	16,423	18,437	41,927	118,964	43,695
Total shareholders’ equity	990,102	836,612	915,896	747,933	620,880	574,422	510,647
Book value per common share	$15.01	$12.72	$14.02	$11.41	$9.55	$8.89	$7.94

(1)	Operating earnings include pretax gains on the sale of real estate for the fiscal years ended September 30 as follows: 2006 — $3.6 million; 2005 — $6.4 million; 2004 — $13.2 million; 2003 — $3.6 million; 2002 — $2.8 million. Operating earnings include pretax gains on the sale of real estate for the six month periods ended March 31 as follows: 2007 — $4.0 million; 2006 — $1.7 million.

Selected Unaudited Pro Forma Condensed Combined Financial Data of Holdco

The following selected unaudited pro forma condensed combined financial data has been prepared using the purchase method of accounting and is based on the historical financial statements of Vulcan and Florida Rock. The unaudited pro forma condensed combined statement of earnings data for the twelve months ended December 31, 2006 combines Vulcan’s historical consolidated statement of earnings data for the year ended December 31, 2006 with Florida Rock’s historical consolidated statement of earnings data for the twelve months ended September 30, 2006, and gives effect to the mergers as if the mergers had occurred on January 1, 2006. The unaudited pro forma condensed combined statement of earnings data for the three months ended March 31, 2007 combines Vulcan’s historical condensed consolidated statement of earnings data for the three months ended March 31, 2007 with Florida Rock’s historical condensed consolidated statement of earnings data for the three months ended December 31, 2006, and gives effect to the mergers as if the mergers had occurred on January 1, 2006. The unaudited pro forma condensed combined balance sheet data combines Vulcan’s and Florida Rock’s historical consolidated balance sheets as of March 31, 2007, and gives effect to the mergers as if the mergers had occurred on March 31, 2007.

The selected unaudited pro forma condensed combined financial data is based on certain assumptions, estimates and adjustments as discussed in the section entitled “Holdco Unaudited Pro Forma Condensed Combined Financial Statements,” including assumptions relating to the allocation of the consideration paid for the assets and liabilities of Florida Rock based on preliminary estimates of their fair value. The data is presented for informational purposes only and is not intended to represent or be indicative of the combined results of operations or financial condition that would have occurred had the mergers been completed on the dates indicated or that may be achieved in the future. Please see the sections entitled “Risk Factors” and “Information Regarding Forward-Looking Statements.”

The following data should be read in conjunction with the historical financial statements and accompanying notes of Vulcan, which may be found in its Annual Report on Form 10-K for the year ended December 31, 2006 and its Current Report on Form 8-K filed on July 12, 2007, attached as Annex G and Annex J, respectively, and its Quarterly Report on Form 10-Q for the three months ended March 31, 2007 attached as Annex I hereto and Florida Rock, which are incorporated by reference in this proxy statement/prospectus, and the unaudited pro forma condensed combined financial statements and accompanying notes beginning on page 74. See “Holdco Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 74 and “Where You Can Find More Information” beginning on page 104.

Pro Forma Condensed Combined Statement of Earnings Data:

	For the Three	For The Year
	Months Ended	Ended
	March 31,	December 31,
	2007	2006
	(Amounts in thousands,
	except per share data)

Net sales	$920,169	$4,354,198
Depreciation, depletion, amortization and accretion	93,965	362,263
Operating earnings	189,905	953,339
Interest expense, net	49,787	199,983
Earnings from continuing operations before income taxes	142,197	789,604
Earnings from continuing operations	97,610	544,677
Basic earnings per share from continuing operations	$0.91	$4.95
Diluted earnings per share from continuing operations	$0.89	$4.85
Weighted-average common shares outstanding — basic	107,636	110,041
Weighted-average common shares outstanding — diluted	110,242	112,241

Pro Forma Condensed Combined Balance Sheet Data:

As of March 31, 2007
(Amounts in thousands,
except per share data)

Cash and cash equivalents	$127,778
Working capital	(857,633)
Total assets	9,078,281
Long-term debt	2,337,811
Total shareholders’ equity	3,515,126
Book value per common share	$32.62

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical per share data for Vulcan and Florida Rock, unaudited pro forma combined per share data, and unaudited pro forma equivalent per share data for Florida Rock. The unaudited pro forma combined per share data has been based upon the historical weighted average number of outstanding shares of Vulcan common stock adjusted to include the number of shares of Holdco common stock that would be issued in the Florida Rock merger under the proposed exchange ratio of 0.63 of a Holdco share for each Florida Rock share and the proposed proration, which provides that 30% of the outstanding shares of Florida Rock common stock will be exchanged for shares of Holdco common stock at the exchange ratio and 70% of the outstanding shares of Florida Rock common stock will be exchanged for $67.00 per share. The unaudited pro forma equivalent per share data for Florida Rock has been based upon the unaudited pro forma combined per share data, multiplied by the exchange ratio of 0.63.

The unaudited pro forma combined per share data reflects the mergers as if they had occurred on January 1, 2006. Such pro forma combined per share data has been based upon the historical financial statements of Vulcan and Florida Rock and gives effect to the mergers under the purchase method of accounting for business combinations. As a result, the pro forma combined per share data has been based upon certain assumptions and adjustments as discussed in the section entitled “Holdco Unaudited Pro Forma Condensed Combined Financial Statements.” The pro forma combined financial information is presented for informational purposes only and is not intended to represent or be indicative of the combined results of operations or financial condition that would have occurred had the mergers been completed on the dates indicated or that may be achieved in the future. The following data should be read in conjunction with the historical financial statements and accompanying notes of Vulcan and Florida Rock contained in the annual and quarterly reports and other documents that have been filed with the Securities and Exchange Commission, and the information included under the section entitled “Holdco Unaudited Pro Forma Condensed Combined Financial Statements.” Please see the section entitled “Where You Can Find More Information.”

	For the Three
	Months Ended	For the Year
	March 31,	Ended December 31,
Vulcan Historical per Share Data	2007	2006

Basic earnings from continuing operations	$0.94	$4.92
Diluted earnings from continuing operations	0.91	4.81
Cash dividends	0.46	1.48
Book value (as of March 31, 2007)	21.98

	For the Three	For the Twelve
	Months Ended	Months Ended
	December 31,	September 30,
Florida Rock Historical per Share Data	2006	2006

Basic earnings from continuing operations	$0.68	$3.22
Diluted earnings from continuing operations	0.67	3.16
Cash dividends	0.15	0.60
Book value (as of March 31, 2007)	15.01

	For the Three
	Months Ended	For the Year Ended
	March 31,	December 31,
Unaudited Pro Forma Combined per Share Data	2007	2006

Basic earnings from continuing operations	$0.91	$4.95
Diluted earnings from continuing operations	0.89	4.85
Cash dividends	0.41	1.31
Book value (as of March 31, 2007)	32.62

	For the Three	For the Twelve
	Months Ended	Months Ended
	December 31,	September 30,
Unaudited Pro Forma Equivalent per Share Data for Florida Rock	2006	2006

Basic earnings from continuing operations	$0.57	$3.12
Diluted earnings from continuing operations	0.56	3.06
Cash dividends	0.26	0.83
Book value (as of March 31, 2007)	20.55

RISK FACTORS

In addition to the other information included in, incorporated by reference in and found in the Annexes attached to, this proxy statement/prospectus, including the matters addressed in the “Information Regarding Forward-Looking Statements” on page 18, you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement. Other than risks that could apply to any issuer or any offering, all material risks relating to the transaction are discussed below. In addition, you should read and consider the risks associated with the businesses of Florida Rock and Vulcan. Risks relating to Florida Rock can be found in Item 1A — Risk Factors, in Florida Rock’s Annual Report on Form 10-K for the year ended September 30, 2006, which has been filed with the SEC and is incorporated by reference to this proxy statement/prospectus. Risks relating to Vulcan can be found in Item 1A — Risk Factors, in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2006, which has been filed with the SEC and is attached as Annex G to this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus. Please see “Where You Can Find More Information” on page 104. Additional risks and uncertainties not presently known to Florida Rock or Vulcan or that are not currently believed to be important also may adversely affect the transaction and Holdco following the mergers.

Florida Rock shareholders may not receive the form of merger consideration that they elect for all their shares and may receive in part a form of consideration that has lower value.

The merger agreement contains provisions that are designed to ensure that, in the aggregate, 70% of Florida Rock shares will be converted into cash and 30% of Florida Rock shares will be converted into Holdco common shares. The value of the share consideration at the time of the mergers may be higher than the value of the cash consideration at such time, or vice versa. If elections are made by Florida Rock shareholders to receive more cash or more shares of Holdco than these percentages, either those electing to receive cash or those electing to receive shares of Holdco, respectively, will have the consideration of the type they selected reduced by a pro rata amount, and will receive a portion of their consideration in the form that they did not elect to receive. Accordingly, it is likely that a substantial number of Florida Rock shareholders will not receive a portion of the merger consideration in the form that they elect and that the consideration they do receive will have a lower value than what they elected to receive.

Pursuant to the support agreement, among other things, the Baker Shareholders irrevocably elect to receive Holdco common stock in exchange for shares of Florida Rock common stock representing approximately 30% of the Florida Rock common stock beneficially owned by Edward L. Baker, John D. Baker II and Baker Holdings, L.P. in the Florida Rock merger, subject to proration like all Florida Rock shareholders.

Because the exchange ratio is fixed, the market value of Holdco common stock issued to you may be less than the value of your shares of Florida Rock common stock.

Florida Rock shareholders who receive shares in the Florida Rock merger will receive a fixed number of shares of common stock of Holdco rather than a number of shares with a particular fixed market value. The market values of Vulcan and Florida Rock common stock at the time of the mergers may vary significantly from their prices on the date the merger agreement was executed, the date of this proxy statement/prospectus or the date on which Florida Rock shareholders vote on the Florida Rock merger. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Vulcan or Florida Rock common stock, the market value of the Holdco common stock issued in the Florida Rock merger and the Florida Rock common stock surrendered in the Florida Rock merger may be higher or lower than the values of such shares on such earlier dates, and may be higher or lower than the $67.00 to be paid to Florida Rock shareholders in the cash portion of the Florida Rock merger. Stock price changes may result from a variety of factors, including changes in their businesses and operations, and other factors that are beyond the control of Vulcan and Florida Rock, including changes in their business prospects, regulatory considerations and general and industry specific market and economic conditions. Neither Vulcan nor Florida Rock is permitted to terminate the merger agreement solely because of changes in the market price of either party’s common stock.

After you submit a form of election, you will not be able to sell those shares, unless you revoke your election prior to the election deadline or the merger agreement is terminated.

The deadline for making a cash or share election for Florida Rock shares is 5:00 p.m., EDT, on [     ], 2007, the day of the special meeting of Florida Rock shareholders, unless the completion of the Florida Rock merger will occur more than four business days following the date of this special meeting, in which case the election deadline will be extended until two business days before the completion of the Florida Rock merger. After you submit a form of election, under the terms of the election, you will not be able to sell any Florida Rock shares covered by your form of election, regardless of whether those shares are held in certificated or book-entry form, unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to sell your Florida Rock shares covered by a form of election prior to completion of the Florida Rock merger. In the time between your submission of a form of election and the completion of the Florida Rock merger, the trading price of Florida Rock common stock may change, and you might otherwise want to sell your Florida Rock shares covered by a form of election to gain access to cash, make other investments, or reduce the potential for an adverse change in the value of your investment.

We may fail to realize the anticipated benefits of the mergers, which could adversely affect the value of Holdco stock.

The mergers involve the integration of two companies that have previously operated independently. Vulcan and Florida Rock expect the combined company to result in financial and operational benefits, including enhanced earnings growth, overhead savings, operating cost savings and other synergies. However, to realize the anticipated benefits from the mergers, we must successfully combine the businesses of Vulcan and Florida Rock in a manner that permits this earnings growth and cost savings. In addition, we must achieve these savings without adversely affecting revenues. If we are not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected.

The failure to integrate successfully Vulcan’s and Florida Rock’s businesses and operations in the expected timeframe may adversely affect Holdco’s future results.

Vulcan and Florida Rock have operated and, until the completion of the mergers, will continue to operate, independently. Vulcan and Florida Rock will face significant challenges in consolidating functions, integrating their organizations, procedures and operations in a timely and efficient manner and retaining key Vulcan and Florida Rock personnel. The integration of Vulcan and Florida Rock will be costly, complex and time consuming.

The integration process and other disruptions from the transaction could be more costly than we expect or result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers, suppliers, employees and others with whom we have business dealings or to achieve the anticipated benefits of the mergers.

Integrating Vulcan and Florida Rock may divert management’s attention away from our operations.

Successful integration of Vulcan’s and Florida Rock’s organizations, procedures and operations may place a significant burden on the managements of Vulcan and Florida Rock and their internal resources. The integration efforts could divert management’s focus and resources from other strategic opportunities and from operational matters during the integration process.

Officers and directors of Florida Rock have certain interests in the Florida Rock merger that are different from, or in addition to, interests of Florida Rock shareholders. These interests may be perceived to have affected their decision to support or approve the Florida Rock merger.

Florida Rock officers and directors have certain interests in the Florida Rock merger that are different from, or in addition to, interests of Florida Rock shareholders. These interests include, but are not limited to, the treatment of stock options held by directors and executive officers of Florida Rock in the Florida Rock merger (including the acceleration of stock options), the vesting and accelerated payment of certain retirement benefits and the potential payment of certain severance benefits to executive officers, the continued employment after the mergers of Thompson S. Baker II as President of the Florida Rock division of Holdco, John D. Baker II’s service as a director of Holdco after the mergers, the possible purchase by Edward L. Baker and John D. Baker II from Florida Rock of a 6,300 acre property immediately prior to the mergers, the support agreement between Vulcan and the Baker Shareholders, the shareholders agreement among Vulcan, Holdco and the Baker Shareholders, and the indemnification of former Florida Rock officers and directors by Holdco. Florida Rock shareholders should be aware of these interests when considering the Florida Rock board of directors’ recommendation to approve the merger agreement. Please see “The Mergers — Interests of Certain Persons in the Florida Rock Merger.”

The costs of the merger could adversely affect Holdco’s operating results.

Vulcan and Florida Rock estimate the total merger-related costs, exclusive of employee benefit costs, to be approximately $[     ], primarily consisting of investment banking, legal and accounting fees and financial printing and other related charges. The foregoing estimate is preliminary and subject to change. In addition, the combined company will incur certain expenses in connection with the integration of Vulcan’s and Florida Rock’s businesses. Although Vulcan and Florida Rock expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term, or at all.

Vulcan’s incurrence of additional debt to pay the cash portion of the merger consideration will significantly increase Vulcan’s interest expense, financial leverage and debt service requirements.

Vulcan anticipates arranging approximately $4.0 billion of new credit facilities in connection with the mergers, and expects to borrow approximately $3.3 billion under such credit facilities in order to acquire 70% of the outstanding shares of Florida Rock common stock, cash settle Florida Rock stock options outstanding immediately prior to the effective time of the mergers and finance Vulcan’s transaction costs. Incurrence of this new debt will significantly increase the combined company’s leverage. While management believes Holdco’s cash flows will be more than adequate to service this debt, there may be circumstances in which required payments of principal and/or interest on this new debt could adversely affect Holdco’s cash flows and operating results, and therefore the market price of Holdco stock.

Florida Rock and Vulcan may not be able to obtain the regulatory approvals required to consummate the mergers unless they agree to material restrictions or conditions.

Completion of the mergers is conditioned upon the receipt of all required governmental consents and authorizations, including under the HSR Act. Vulcan and Florida Rock intend to pursue all of these consents and authorizations as required by and in accordance with the terms of the merger agreement. Complying with requests from governmental agencies, including requests for additional information and documents, could delay consummation of the mergers. In connection with granting these consents and authorizations, governmental authorities may require divestitures of Vulcan or Florida Rock assets or seek to impose conditions on Holdco’s operations after completion of the mergers. Such divestitures or conditions may jeopardize or delay completion of the mergers or may reduce the anticipated benefits of the mergers. Please see “The Mergers — Regulatory Matters,” “The Merger Agreement — Conditions to Completion of the Mergers” and “The Merger Agreement — Additional Agreements.”

The merger agreement contains provisions that could affect the decisions of a third party considering making an alternative acquisition proposal to the Florida Rock merger.

Under the terms of the merger agreement, Florida Rock will be required to pay to Vulcan a termination fee of $135 million if the merger agreement is terminated under certain circumstances. In addition, the merger agreement limits the ability of Florida Rock to initiate, solicit, encourage or facilitate certain acquisition or merger proposals from a third party. These provisions could affect the decision by a third party to make a competing acquisition proposal, including the structure, pricing and terms proposed by a third party seeking to acquire or merge with Florida Rock. Please see “The Merger Agreement — Termination Fees” and “The Merger Agreement — No Solicitation of Alternative Transactions.”

Former Florida Rock shareholders who become shareholders of Holdco will be governed by the restated certificate of incorporation and restated by-laws of Holdco.

Florida Rock shareholders who receive Holdco common stock in the Florida Rock merger will become Holdco shareholders and their rights as shareholders will be governed by the restated certificate of incorporation and restated by-laws of Holdco and New Jersey corporate law. As a result, there will be material differences between the current rights of Florida Rock shareholders and the rights they can expect to have as Holdco shareholders. Please see “Comparison of Shareholder Rights.”

A purported shareholder class action complaint has been filed against Florida Rock and the members of its board of directors challenging the mergers and an unfavorable judgment or ruling in this lawsuit could prevent or delay the consummation of the mergers and result in substantial costs.

Florida Rock and the members of its board of directors were named in a purported shareholder class action complaint filed in Florida state court (the Duval County Circuit Court) on March 6, 2007, captioned Dillinger v. Florida Rock, et al., Case No. 16-20007-CA-001906. The complaint seeks to enjoin the mergers, and alleges, among other things, that the directors have breached their fiduciary duties owed to Florida Rock shareholders by attempting to sell Florida Rock to Vulcan for an inadequate price.

Florida Rock is obliged under certain circumstances to indemnify and hold harmless each director and officer from and against any and all claims and liabilities to which such director or officer shall have become subject by reason of being a director or officer, to the full extent permitted under Florida law. An adverse outcome in this lawsuit could prevent or delay the consummation of the mergers and result in substantial costs to Florida Rock and/or Vulcan. It is also possible that other similar lawsuits may be filed in the future. Florida Rock cannot reasonably estimate any possible loss from current or future litigation at this time.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this proxy statement/prospectus or they may be made a part of this proxy statement/prospectus by appearing in other documents filed with the SEC by Florida Rock and Holdco and incorporated by reference in this proxy statement/prospectus. These statements may include statements regarding the period following completion of the mergers.

Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “objective,” “goal,” “should” and words and terms of similar substance used in connection with any discussion of future operating or financial performance of Vulcan, Florida Rock, Holdco or the mergers identify forward-looking statements. All forward-looking statements are management’s present expectations or forecasts of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the factors relating to the mergers discussed under the caption “Risk Factors” beginning on page 14 above, the following risks related to the businesses of Vulcan, Florida Rock and Holdco, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	the possibility that the companies may be unable to obtain shareholder or regulatory approvals required for the mergers;

•	the possibility that problems may arise in successfully integrating the businesses of the two companies;

•	the possibility that the mergers may involve unexpected costs;

•	the possibility that the combined company may be unable to achieve cost-cutting synergies;

•	the possibility that the businesses may suffer as a result of uncertainty surrounding the mergers;

•	the possibility that the industry may be subject to future regulatory or legislative actions;

•	the outcome of pending legal proceedings;

•	changes in interest rates;

•	the timing and amount of federal, state and local funding for infrastructure;

•	changes in the level of spending for residential and private nonresidential construction;

•	the highly competitive nature of the construction materials industry;

•	pricing;

•	weather and other natural phenomena;

•	energy costs;

•	costs of hydrocarbon-based raw materials;

•	increasing healthcare costs;

•	the timing and amount of any future payments to be received under two earn-outs contained in the agreement for the divestiture of Vulcan’s chemicals business; and

•	other risks and uncertainties.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference in this proxy statement/prospectus in the case of forward-looking statements made in those incorporated documents. Except as may be required by law, none of Vulcan, Florida Rock or Holdco has any obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the annual reports on Form 10-K and the quarterly reports on Form 10-Q that Florida Rock has filed with the SEC as described under “Where You Can Find More Information” on page 104 and the annual report on Form 10-K and quarterly report on Form 10-Q of Vulcan attached hereto as Annexes G and I, respectively.

We expressly qualify in their entirety all forward-looking statements attributable to Vulcan, Florida Rock or Holdco or any person acting on our behalf by the cautionary statements contained or referred to in this section.

THE SPECIAL MEETING

Proxy Statement/Prospectus

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Florida Rock’s board of directors in connection with the special meeting of shareholders.

This proxy statement/prospectus is first being furnished to Florida Rock shareholders on or about [          , 2007].

Date, Time and Place of the Special Meeting

The special meeting will be held at 9:00 a.m., local time, on [          ,          , 2007], at [          ], Jacksonville, Florida [          ].

Purpose of the Special Meeting

At the special meeting, Florida Rock’s shareholders will be asked to consider and vote upon a proposal to approve the merger agreement, a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the merger agreement, and to transact such other business as may properly come before the special meeting or any adjournment or postponement of such meeting.

Record Date for the Special Meeting

The board of directors of Florida Rock has fixed the close of business on [          , 2007] as the record date for determination of shareholders entitled to notice of and to vote at the special meeting of shareholders.

On the record date, there were [          ] shares of Florida Rock common stock outstanding and entitled to vote at the special meeting, held by approximately [          ] holders of record. Shares that are held in Florida Rock’s treasury are not entitled to vote at the special meeting.

Votes Required

A majority of the outstanding shares of Florida Rock common stock must be represented, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of holders of a majority of the shares of Florida Rock common stock outstanding on the record date is required to approve the merger agreement. The affirmative vote of a majority of the votes cast at the special meeting is required to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the merger agreement. At the special meeting, each holder of Florida Rock common stock is entitled to one vote for each share of Florida Rock common stock held as of the Florida Rock record date on all matters properly submitted to the Florida Rock shareholders.

As of the record date, Florida Rock directors and executive officers and their affiliates (other than Edward L. Baker, John D. Baker II and Baker Holdings, L.P.), owned and were entitled to vote approximately [          ] shares of Florida Rock common stock, representing approximately [     %] of the outstanding shares of Florida Rock common stock.

Pursuant to a support agreement, the Baker Shareholders have agreed to vote shares of Florida Rock common stock representing approximately 9.9% of the outstanding shares of Florida Rock common stock in favor of approving the merger agreement. Further information concerning the support agreement can be found under “The Mergers — The Support Agreement” on page 70.

Proxies

All shares of Florida Rock common stock represented by properly executed proxies or voting instructions (including those voting instructions given through electronic voting through the Internet or by telephone) received before or at the Florida Rock special meeting prior to the closing of the polls will, unless revoked, be voted in accordance with the instructions indicated on those proxies or voting instructions. If no instructions are indicated on a properly executed proxy card, the shares will be voted FOR approval of the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies. If you return a properly executed proxy card or voting instruction card and have indicated that you have abstained from voting, your Florida Rock common stock represented by the proxy will be considered present at the applicable special meeting for purposes of determining a quorum, but will have the same effect as a vote against approving the merger agreement. We urge you to mark each applicable box on the proxy card or voting instruction card to indicate how to vote your shares.

If your shares are held in an account at a broker, bank or other nominee, or through the Florida Rock Employee Stock Purchase Plan, the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan or The Arundel Corporation Profit Sharing and Savings Plan, which we refer to collectively as the “Florida Rock Plans,” you must instruct the broker, bank or plan administrator on how to vote your shares. If an executed proxy card returned by a broker, bank or plan administrator holding shares indicates that the broker, bank or plan administrator does not have discretionary authority to vote on a particular matter, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will have the same effect as a vote against approving the merger agreement. This is called a broker non-vote. Your broker, bank or plan administrator will vote your shares over which it does not have discretionary authority only if you provide instructions on how to vote by following the instructions provided to you by your broker, bank or plan administrator. If you hold shares through any Florida Rock Plan, your shares in the plan may be voted even if you do not instruct the trustee how to vote, as explained in your voting instructions.

Because the approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Florida Rock common stock, abstentions, failures to vote and broker non-votes will have the same effect as votes against approving the merger agreement. Abstentions, failures to vote and broker non-votes will have no effect with respect to the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Florida Rock does not expect that any matter other than the proposal to approve the merger agreement and the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies will be presented at the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless you withhold authority to do so on the proxy card or voting instruction card.

You may revoke your proxy at any time before it is voted at the special meeting. If you are a holder of record you may do so by:

•	Filing a written notice of revocation with the Secretary, Florida Rock Industries, Inc., 155 E. 21st Street, Jacksonville, Florida 32206.

•	Submitting a new proxy before the special meeting.

•	Attending the special meeting and voting in person. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

For shares held beneficially by you, you may change your vote only by submitting new voting instructions to your broker or nominee. If you submit your voting instruction through the Internet or by telephone, you can change your vote by submitting a voting instruction at a later date, in which case your later-submitted voting instruction will be recorded and your earlier voting instruction will be revoked. If the special meeting is postponed or adjourned, it will not affect the ability of shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Voting Electronically or by Telephone

Many shareholders who hold their shares through a broker, bank or other nominee will have the option to submit their voting instructions electronically through the Internet or by telephone. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

Delivery of Documents to Shareholders Sharing an Address

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement/prospectus and annual report addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

A single proxy statement/prospectus will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement/prospectus, please notify your broker, direct your written request to Florida Rock Industries, Inc., Investor Relations, 155 East 21st Street, Jacksonville, Florida 32206 or contact investor relations at 904-355-1781. Shareholders who currently receive multiple copies of the proxy statement/prospectus at their address and would like to request “householding” of their communications should contact their broker.

Solicitation of Proxies

Florida Rock will bear the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. To assist in the solicitation of proxies, Florida Rock has retained D.F. King & Co., Inc. for a fee of $15,000 plus reimbursement of expenses to assist in the solicitation of proxies. Florida Rock and its proxy solicitors will also request banks, brokers and other intermediaries holding shares of Florida Rock common stock beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Florida Rock. No additional compensation will be paid to our directors, officers or employees for solicitation.

Voting and Elections by Participants in the Florida Rock Plans

Participants in the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan and The Arundel Corporation Profit Sharing and Savings Plan, which we collectively refer to as the “Florida Rock Plans,” will be able to direct how they want Florida Rock shares allocated to their accounts as of the record date to be voted and whether they want to elect cash consideration or share consideration to be allocated to their accounts in exchange for each Florida Rock share in their accounts as of the closing date. All voting instructions submitted by Florida Rock Plan participants are confidential and will not be disclosed to Florida Rock management.

After the voting instructions with respect to the Florida Rock Plans are tabulated, the results will be given to the plan trustee. Your instructions on how to vote on the approval of the merger agreement and to elect the merger consideration will be subject, in the case of all Florida Rock Plans, to the plan trustee’s fiduciary duties under ERISA. If you are a participant in the Florida Rock Plans, please follow the instructions that you receive for voting and elections with respect to the shares allocated to your account.

As of the Florida Rock record date, the Florida Rock Plans held approximately [     %] of the then outstanding shares of Florida Rock common stock.

Participants in the Florida Rock Plans will be able to direct their shares to be voted at the special meeting in one of three ways: vote for approval of the merger agreement, vote against approval of the merger agreement or abstain from voting on approval of the merger agreement. Please note that the plan trustee will take the following steps with respect to shares in a Florida Rock Plan account, subject to its fiduciary duties under ERISA:

•	If you fail to properly provide any instructions as to how you want the shares allocated to your plan account to be voted, your plan shares will be voted ratably FOR and AGAINST the approval of the merger agreement, in the same proportion as for those plan shares for which specific directions have been received.

•	If you return a properly signed voting instruction form but do not specifically indicate how you want your shares to be voted on the approval of the merger agreement, your plan shares will be voted FOR the approval of the merger agreement.

•	If you indicate you wish to abstain, your shares will not be voted, which will have the same effect as a vote AGAINST the approval of the merger agreement.

You will be separately provided with an opportunity to elect whether, if the Florida Rock merger is completed, you wish to request either $67.00 in cash, without interest, or 0.63 of a share of Holdco common stock as consideration for each Florida Rock share allocated to your account, subject to the proration procedures described in this proxy statement/prospectus and applicable to all Florida Rock shareholders.

You will be provided with separate instructions on how to make such an election. The procedure outlined in the instructions will be the only opportunity you will have to choose the form of consideration to be requested in exchange for your plan shares. Accordingly, please note that, if participants in a Florida Rock Plan do not properly provide instructions as to the type of consideration they request for their plan shares, cash and stock will be elected for their plan shares ratably in the same proportion as for those plan shares for which properly completed elections were received.

THE MERGERS

This section of the proxy statement/prospectus describes material aspects of the proposed mergers, including the merger agreement. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the full text of the merger agreement, which is attached as Annex A, and the other documents we refer you to for a more complete understanding of the mergers. In addition, important business and financial information about Vulcan is included in the Annexes hereto and important business and financial information about Florida Rock is incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information.”

Effect of the Florida Rock Merger; What Florida Rock Shareholders Will Receive in the Florida Rock Merger

Upon completion of the Vulcan merger, Fresno Merger Sub, a wholly owned subsidiary of Holdco newly organized to effect the Florida Rock merger, will merge with and into Florida Rock. Florida Rock will be the surviving corporation in the Florida Rock merger and will become a wholly owned subsidiary of Holdco.

In the Florida Rock merger, each outstanding share of Florida Rock common stock (other than shares owned by Florida Rock, Fresno Merger Sub, Vulcan or any wholly owned subsidiary of Vulcan or Florida Rock) will be converted into the right to receive, at the holder’s election, $67.00 in cash per share, without interest, or 0.63 of a share of Holdco common stock per share, subject to proration. Florida Rock shareholder elections will be subject to proration to ensure that 30% of Florida Rock shares will be exchanged for Holdco shares and 70% of Florida Rock shares will be exchanged for cash. The exchange ratio and the per share amount of cash to be paid are fixed and will not be adjusted to reflect stock price changes prior to the date of the Florida Rock merger. Each share of Florida Rock common stock owned by Florida Rock or Fresno Merger Sub will be cancelled without consideration. Each share of Florida Rock common stock owned by Vulcan or any direct or indirect wholly owned subsidiary of Florida Rock or Vulcan (other than Fresno Merger Sub) will be converted into the right to receive 0.63 of a share of Holdco common stock. The conversion of these shares is not subject to proration, and these shares will not be taken into consideration when determining the proration calculations.

In the Florida Rock merger, all outstanding company-issued Florida Rock stock options will vest and become exercisable at least 10 business days prior to the election deadline. Option holders who exercise their options and receive shares of Florida Rock common stock prior to the fourth business day prior to the election deadline may make elections with respect to such shares. Each Florida Rock stock option that remains outstanding immediately prior to the effective time of the Florida Rock merger will be exchanged for the right to receive cash in an amount equal to the number of shares of Florida Rock common stock subject to such option multiplied by the excess, if any, of $67.00 over the exercise price for such stock option. See “Treatment of Stock Options and Other Equity-Based Awards” on page 59.

The rights pertaining to Holdco common stock will be different from the rights pertaining to Florida Rock common stock, because the restated certificate of incorporation and restated by-laws of Holdco in effect immediately after the mergers are completed will be different from the restated articles of incorporation and restated bylaws of Florida Rock and because Holdco is a New Jersey and not a Florida corporation. A further description of the rights pertaining to Holdco common stock and Holdco’s restated certificate of incorporation and restated by-laws which will be in effect immediately after the mergers are completed is further described under “Description of Holdco Capital Stock — Common Stock” on page 86 and “Comparison of Shareholders Rights” on page 87.

Effect of the Vulcan Merger; What Vulcan Shareholders Will Receive in the Vulcan Merger

Virginia Merger Sub, a wholly owned subsidiary of Holdco newly organized to effect the Vulcan merger, will merge with and into Vulcan. Vulcan will be the surviving corporation in the Vulcan merger and will become a wholly owned subsidiary of Holdco.

In the Vulcan merger, each outstanding share of Vulcan common stock (other than shares owned by Vulcan) will be converted into one share of Holdco common stock. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the date of the Vulcan merger. Each share of Vulcan common stock owned by

Vulcan will be cancelled without consideration. Each share of Vulcan common stock owned by Florida Rock or any direct or indirect wholly owned subsidiary of Florida Rock or Vulcan will be converted into the right to receive one share of Holdco common stock.

All outstanding Vulcan stock options and stock appreciation rights under employee benefit plans will be converted into options to purchase an equivalent number of shares of Holdco common stock, subject to the same terms and conditions. All restricted stock units, deferred stock units, or phantom units of Vulcan will be converted into a number of restricted stock units, deferred stock units or phantom units in respect of shares of Holdco common stock, equal to the number of shares underlying the applicable restricted stock units, deferred stock units or phantom units immediately prior to the effective time of the Vulcan merger.

The rights pertaining to Holdco common stock will be the same in all material respects to the rights pertaining to Vulcan common stock, because the restated certificate of incorporation and restated by-laws of Holdco in effect immediately after the completion of the mergers will be substantially similar to the current restated certificate of incorporation and restated by-laws of Vulcan. A further description of the rights pertaining to Holdco common stock and Holdco’s restated certificate of incorporation and restated by-laws is further described under “Description of Holdco Capital Stock — Common Stock” on page 86 and “Comparison of Shareholder Rights” on page 87.

Background of the Mergers

For a number of years, the Florida Rock board of directors and senior management have periodically reviewed Florida Rock’s strategic position in the heavy building materials industry and the impact of industry changes and developments on Florida Rock. To enhance Florida Rock’s strategic position, the Florida Rock board of directors and senior management have pursued a number of strategic initiatives in recent years, including the Lafarge Florida acquisition, the expansion of the Newberry cement plant, acquisitions of additional reserves on the Ohio and Tennessee rivers and other strategic acquisitions. The Florida Rock board of directors and senior management have explored various potential alternatives, including acquisitions and possible business combinations, to improve Florida Rock’s strategic position and to increase shareholder value.

Vulcan and Florida Rock operate in the same industry and consequently representatives of each company have commercial interactions with representatives of the other from time to time. The companies also conduct business with each other. In particular, Florida Rock purchases aggregates from Vulcan at several facilities and the companies negotiate from time to time regarding other commercial arrangements that may be beneficial to both companies. Donald M. James, Vulcan’s chairman and chief executive officer and a member of Vulcan’s board of directors, and John D. Baker II, Florida Rock’s president and chief executive officer and a member of Florida Rock’s board of directors, have both participated for many years in the National Stone, Sand & Gravel Association, an industry trade group, and both serve on the board of directors of Wachovia Corporation.

From time to time over the past several years, each of Mr. John Baker and Mr. James has contacted the other to discuss potential transactions between the two companies, including the possible acquisition of Florida Rock by Vulcan. These discussions were informal, general in nature and did not advance to detailed consideration of any specific transaction because the parties were not able to agree on a value range for the acquisition of Florida Rock. Over the past several years, representatives of Florida Rock have also had informal discussions with two other industry participants with respect to possible business combination transactions. These informal discussions focused on business combination transactions which offered no premium for Florida Rock common stock, and were abandoned at preliminary stages because the parties could not agree on valuations.

In the summer of 2006, Mr. John Baker suggested to Daniel F. Sansone, Vulcan’s senior vice president and chief financial officer, that their respective companies should once again discuss a possible transaction.

In late October 2006, at a meeting of Vulcan’s board of directors, the Vulcan board authorized Mr. James to explore a number of potential transactions, including a transaction with Florida Rock. Goldman Sachs & Co., financial advisor to Vulcan, provided analyses to Vulcan’s management in late October 2006 regarding three hypothetical business combinations, including an acquisition of Florida Rock. The other two hypothetical business combinations, each involving an industry participant already familiar to Vulcan management, were selected by Goldman Sachs based on discussions with Vulcan’s management and Goldman Sachs’ own research with respect to transactions that it believed might be attractive to Vulcan. The analyses included a presentation of pro forma post-combination financial results, including revenue and earnings, and factual data about the companies drawn from public filings. Vulcan management discussed with Goldman Sachs on a preliminary basis the relative merits of the three hypothetical transactions, but because of the familiarity of Vulcan’s management with the potential subjects of these transactions, including their respective financial and market positions and corporate cultures, Vulcan management concluded that a transaction with Florida Rock would be more attractive and achievable than either of the other two hypothetical business combinations. Goldman Sachs did not provide any financial advisory services to Florida Rock in connection with the mergers and has never received, and will not receive a fee for providing any such services to Florida Rock.

In early December 2006, Mr. James called Mr. John Baker to express an interest in discussing with Florida Rock a potential transaction whereby Vulcan would acquire Florida Rock. During this and subsequent telephonic discussions and meetings in December 2006 among Mr. James, Mr. John Baker and, in some instances, Edward L. (Ted) Baker, Mr. John Baker’s brother and Florida Rock’s chairman, the parties discussed Vulcan’s interest in a potential transaction with Florida Rock and a number of possible transaction structures. These discussions included a general exchange of views on the forms of consideration payable in a potential transaction, which focused on the percentage of cash and stock consideration that would be paid to Florida Rock shareholders in a potential transaction and the tax consequences of a potential transaction. The parties also discussed the possibility that Vulcan might need to simultaneously acquire Patriot Transportation Holding, Inc., which we refer to in this proxy statement/prospectus as Patriot, as a means for Vulcan to acquire reserves owned by Patriot and leased to Florida Rock. Messrs. John Baker and Ted Baker and Baker Holdings, L.P., beneficially own, in the aggregate, approximately 44.8% of the outstanding shares of Patriot common stock. In addition, Messrs. John Baker and Ted Baker, Thompson S. Baker II, Mr. Ted Baker’s son and a director and vice president of Florida Rock, and Luke E. Fichthorn III, a director of Florida Rock, are on the board of directors of Patriot.

Also in early December 2006, Mr. John Baker called Mr. James to indicate his belief, based upon his knowledge of both Florida Rock, including its prospects and strategic alternatives, and the heavy building materials industry generally, that the Florida Rock board of directors might consider pursuing a transaction in which Vulcan would simultaneously acquire Florida Rock and Patriot for aggregate consideration to shareholders of Florida Rock and Patriot having a value equivalent to approximately $71.00 times the number of outstanding shares of Florida Rock common stock. Mr. James responded that Vulcan would need to perform due diligence in order to determine whether Vulcan could support such a valuation, including a detailed review of Florida Rock’s real estate portfolio and aggregates reserves.

In a subsequent telephone conversation with Mr. John Baker, Mr. James indicated that, subject to satisfactory completion of its due diligence, Vulcan might consider acquiring Florida Rock on a stand-alone basis for equivalent value in the low $60 range per share of Florida Rock common stock. Mr. John Baker indicated to Mr. James his belief, based upon the factors discussed above, that a valuation in the low $60 range per share would not likely be acceptable to the Florida Rock board of directors.

On December 8, 2006, at a regularly scheduled meeting of the Vulcan board of directors, Mr. James provided an update on the discussions with Messrs. John and Ted Baker. The Vulcan board of directors authorized Mr. James to continue to engage in discussions with respect to a potential transaction.

On December 12, 2006, Florida Rock and Vulcan entered into a non-disclosure agreement to facilitate the exchange of due diligence materials.

On December 14, 2006, Mr. James met with Messrs. John and Ted Baker in Jacksonville to continue the discussion of a potential transaction. The discussion focused on the valuation of Florida Rock’s real estate portfolio and the amount of aggregates reserves.

At the time of and subsequent to these discussions, Vulcan continued its legal due diligence of Florida Rock and Patriot and worked to determine an appropriate valuation for the potential transaction, including an appropriate valuation for an acquisition of both Florida Rock and Patriot and an acquisition of Florida Rock on a stand-alone basis.

On January 8, 2007, Mr. John Baker, Mr. Thompson Baker and John Milton, Florida Rock’s executive vice president and chief financial officer, met with Mr. James, Mr. Sansone, G. M. (Mac) Badgett III, Vulcan’s senior vice president, Construction Materials Group, Robert A.Wason IV, Vulcan’s senior vice president, corporate development and William F. Denson III, Vulcan’s senior vice president and general counsel in Jacksonville, Florida to discuss the potential transaction. The Florida Rock representatives reviewed the terms of the Florida Rock/Patriot leases with the Vulcan representatives and explained that they generally permit Florida Rock to mine the leased reserves for the life of such reserves. Based upon this understanding, the Vulcan representatives indicated that pursuing the simultaneous acquisition of Patriot was not necessary and that Vulcan was no longer interested in considering the acquisition of Patriot. The parties also reviewed the status of Florida Rock’s Lake Belt litigation. Due to uncertainty as to the remedies that might be ordered by the court in the Lake Belt litigation, the likely impact of the Lake Belt litigation on Florida Rock could not be quantified with any accuracy, and consequently the parties focused their discussion on Florida Rock’s plans for mitigating the impact of any potential adverse rulings in that litigation. At the meeting, Mr. John Baker indicated his belief, based upon the same factors discussed above in connection with previous pricing discussions between the parties, that the Florida Rock board of directors might be willing to consider an offer valuing Florida Rock common stock at $67.00 per share (excluding Patriot). Mr. James did not make a counterproposal, but expressed to Mr. John Baker his preliminary view that a valuation of $66.00 per share of Florida Rock common stock (excluding Patriot) would be consistent with previous pricing discussions regarding an acquisition of both Florida Rock and Patriot.

On January 11, 2007, Mr. John Baker called members of the Florida Rock board of directors to inform them of the discussions that had occurred with Vulcan with respect to a potential transaction. Based upon these conversations, it was the consensus of the Florida Rock board of directors that discussions with Vulcan regarding the potential transaction should continue.

In early January 2007, at the request of Messrs. John and Ted Baker, Weil, Gotshal & Manges, LLP, legal counsel to Florida Rock, contacted several financial advisory firms, including Lazard Frères & Co., on a confidential basis, without naming Florida Rock or its industry, to determine each firm’s availability to accept an engagement on behalf of Florida Rock, as well as the fees such firms would charge for their advisory services. Based on the results of these initial contacts, the views of Florida Rock’s directors and subsequent discussions between Lazard and Florida Rock’s management, Lazard was retained by Florida Rock, pursuant to an engagement letter dated January 25, 2007, to act as its financial advisor in connection with the potential transaction, to assist in negotiating the financial terms of the potential transaction, and, if necessary, to opine on the fairness of the consideration to be received by the shareholders of Florida Rock in the potential transaction.

On January 18, 2007, Mr. John Baker, Mr. Ted Baker, Mr. Milton and representatives of Weil, Gotshal & Manges and Lazard met in New York City with Mr. James, Mr. Sansone, Mr. Denson and Mr. Wason and representatives of Wachtell, Lipton, Rosen & Katz, legal counsel to Vulcan, and Goldman Sachs to discuss the potential transaction. The parties discussed the due diligence process, the structure of the potential transaction, the form of consideration to be paid by Vulcan (which would include the ability of Florida Rock shareholders to choose between cash and stock, subject to limitations) and Vulcan’s desire that certain members of the Baker family execute a support agreement and shareholders agreement in connection with the transaction. The parties also reviewed analyses of a number of properties owned by Florida Rock. These analyses, which were principally compiled by Florida Rock management, estimated the value of the properties based on future development that could occur after the properties are no longer mined for aggregates or otherwise used in business operations.

On January 19, 2007, Messrs. John Baker, Thompson Baker and Milton met with Messrs. James, Denson, Badgett and Wason in Jacksonville, Florida to further discuss the analyses of Florida Rock’s real estate holdings and aggregates reserves, including the length of life and quality of the reserves, and potential new aggregates projects. The parties also discussed Florida Rock’s business generally and the potential synergies that could result from the proposed transaction. After discussion, the parties reached a consensus that $50 million of annual pre-tax synergies was a reasonable estimate of what could be achieved as a result of the proposed transaction.

In late January 2007, Vulcan and Florida Rock continued exchanging due diligence materials, including leases of real property, material agreements, financing documents, acquisition and disposition agreements, employment and employee benefits documents, tax documentation and litigation documentation. The exchange of due diligence materials continued until the execution of the merger agreement.

On January 25, 2007, the Florida Rock board of directors held a special meeting with representatives of Weil, Gotshal & Manges and Lazard in attendance to discuss the potential transaction. At this meeting, Mr. John Baker and Mr. Milton, representing Florida Rock’s senior management, provided the Florida Rock board of directors with an overview of Florida Rock’s discussions with Vulcan relating to the potential transaction. In addition, representatives of Weil, Gotshal & Manges advised the Florida Rock board of directors of its fiduciary duties in connection with such a transaction and summarized the general terms proposed by Vulcan with respect to the transaction, including structure, timing, antitrust review and required shareholder vote. Also at the meeting, representatives of Lazard gave a financial presentation regarding Florida Rock and the heavy building materials sector generally, as well as a preliminary valuation analysis of Florida Rock and the Florida Rock board of directors asked questions regarding the financial presentation, including the discount rate used by Lazard in the discounted cash flow analysis, the comparable companies and transactions analyzed by Lazard, Lazard’s views of the interest and ability of various industry participants to acquire Florida Rock at the price levels being discussed by the parties and Lazard’s views on industry conditions and outlook. The Florida Rock board of directors also discussed with Florida Rock’s management and representatives of Lazard five-year financial projections. The five-year financial projections, which we refer to in this proxy statement-prospectus as the Florida Rock financial projections, were prepared by Florida Rock’s management at Vulcan’s request solely for purposes of the evaluation of the potential transaction. Vulcan provided to Florida Rock’s management Vulcan’s macroeconomic outlook for the United States economy as well as Vulcan’s estimates of market demand for aggregates and growth by aggregates end use market for each state in which Florida Rock operates. In developing the Florida Rock financial projections, Florida Rock management utilized the foregoing data provided by Vulcan and made certain adjustments to Vulcan’s outlook for near-term periods. The material Florida Rock financial projections can be found under “Certain Florida Rock Financial Projections” beginning on page 42.

The Florida Rock board of directors then discussed with Florida Rock’s senior management and representatives of Weil, Gotshal & Manges and Lazard, potential strategic alternatives available to Florida Rock, including the benefits, opportunities, risks and uncertainties associated with Florida Rock remaining an independent company, as well as the merits of a possible business combination transaction. The Florida Rock board of directors discussed whether it was an opportune time to enter into the potential transaction in light of the current downturn in the housing market in the Southeast generally and Florida in particular and inquired of Lazard how potential acquirors might value Florida Rock. During the course of this discussion, the Florida Rock board of directors considered the factors that they believed would affect an acquiror’s determination of the purchase price that it might be willing to pay for Florida Rock, and concluded that there were other factors, such as the net present value of Florida Rock’s mining reserves and the pricing cycle of Florida Rock’s products, that would be important to such a determination. The discussion also included an analysis of the benefits and risks related to approaching other industry participants regarding a potential transaction prior to entering into a merger agreement with Vulcan and, in particular, an assessment of the risks to Florida Rock’s business and the potential transaction associated with conducting a “market check” prior to entering into a merger agreement with Vulcan. In particular, the Florida Rock board of directors was concerned about the negative effect a premature public announcement of a potential transaction would have on Florida Rock’s customers, suppliers, operations and key employees. Based upon its analysis of the merits of a possible business combination transaction, including the timing issues discussed above, the substantial premium and pricing multiple that Vulcan was offering, the continued uncertainty over when the housing market might improve, the risks to the business of Florida Rock associated with approaching other industry participants regarding a potential transaction, the resources and ability of certain of the larger industry participants to make an offer for Florida Rock after a transaction was announced if they had an interest in doing so, and the Florida Rock board of directors’ favorable outlook regarding Vulcan’s future performance, including the Florida Rock board of directors’ belief that Vulcan’s product mix and business prospects were superior to other industry participants, the Florida Rock board of directors concluded that it was unlikely that a transaction as favorable as the one being discussed with Vulcan could be achieved in the foreseeable future. Therefore, the independent members of the Florida Rock board of directors directed that Florida Rock management should continue to engage in discussions with Vulcan management with respect to the potential transaction and that neither management of Florida Rock nor Lazard should solicit third-party indications of interest to acquire Florida Rock.

Following these discussions, the independent members of the Florida Rock board of directors met in executive session, together with representatives of Weil Gotshal & Manges, and discussed potential conflicts of interest that might arise in connection with the potential transaction. See “— Interests of Florida Rock Directors and Executive Officers” beginning on page 46 for a discussion of these potential conflicts of interest. After this discussion, the independent members of the Florida Rock board of directors concluded that it was not necessary to form a special committee of the Florida Rock board of directors to negotiate the potential transaction or to condition the merger on a vote of a majority of the public shareholders because there were no significant conflicts of interest. In particular, the independent members of the Florida Rock board of directors noted that members of the Baker family were not receiving disparate consideration for their Florida Rock shares, the Baker family’s interests generally were aligned with those of the public shareholders because of their substantial holdings of Florida Rock stock and the possibility of a simultaneous acquisition of Patriot was no longer being considered. The independent members of the Florida Rock board of directors also determined that they would meet in executive session at the end of each meeting of the Florida Rock board of directors to discuss the proposed transaction. Additionally, the independent members of the Florida Rock board of directors believed that Messrs. John and Ted Baker were best suited to conduct negotiations on behalf of Florida Rock, because of their extensive knowledge and experience with respect to both Florida Rock and the industry generally.

On January 30, 2007, Mr. John Baker, Mr. Milton and representatives of Weil, Gotshal & Manges and Lazard met with Messrs. Sansone, Wason, Badgett, Denson, Ejaz A. Khan, Vulcan’s vice president, controller and chief information officer and representatives of Goldman Sachs in Birmingham, Alabama to discuss the five-year financial projections prepared by Florida Rock management, which had previously been provided to Vulcan.

On February 6, 2007, Mr. John Baker, Mr. Ted Baker and Mr. Milton met with Messrs. James, Sansone and Wason in Birmingham, Alabama to discuss the terms of the potential transaction, including the consideration payable to Florida Rock shareholders. At the meeting, Mr. James provided to Mr. John Baker, Mr. Ted Baker and Mr. Milton Vulcan’s five-year financial projections, and a summary of terms of the potential transaction, which contemplated Vulcan paying merger consideration per share of Florida Rock common stock of, at the election of Florida Rock shareholders, either $67.00 or a fraction of a share of Holdco common stock, which exchange ratio would be calculated based on the closing price of Vulcan’s common stock immediately preceding the announcement of the transaction. The summary of terms provided that the election by Florida Rock shareholders of either cash or stock consideration would be subject to the requirement that 70% of the aggregate consideration be paid in cash and 30% in Holdco common stock. The summary of terms also contemplated a support agreement and shareholders agreement to be entered into with certain members of the Baker family that would require them to vote approximately 9.9% of the outstanding shares of Florida Rock common stock in support of the transaction and provided for certain voting and transfer restrictions on shares held by certain members of the Baker family after the closing of the transaction that would not be applicable to Florida Rock’s public shareholders. Additionally, the summary of terms provided by Vulcan contemplated that Mr. John Baker would serve on the board of directors of Holdco and Mr. Thompson Baker would serve as president of the new Florida Rock division of Holdco following the closing of the transaction. The parties discussed certain of the proposed terms, and the representatives of Florida Rock indicated that they believed the exchange ratio should be calculated based on the then-current trading price of Vulcan common stock, so that Florida Rock shareholders would receive the benefit of any subsequent increase in the trading price of Vulcan common stock over then-current levels. Mr. James indicated that he believed that the Vulcan board of directors would be agreeable to this request, and that the stock portion of the merger consideration would be based on a 0.63 exchange ratio, which was equal to $67.00 divided by the then-current trading price of Vulcan common stock.

On February 7, 2007, the board of directors of Florida Rock held a regularly scheduled meeting with representatives of Weil, Gotshal & Manges, McGuireWoods, legal counsel to Florida Rock, and Lazard participating to discuss the terms of the potential transaction proposed by Vulcan. The Florida Rock board of directors received updates from the senior management of Florida Rock and representatives of Weil, Gotshal & Manges and Lazard concerning the status of negotiations and the open issues related to the potential transaction and asked questions of Lazard regarding the exchange ratio proposed by Vulcan, including with respect to the date used in calculating the exchange ratio. The Florida Rock board of directors discussed Vulcan’s stated preference that Florida Rock sell a certain property owned by a subsidiary of Florida Rock consisting of approximately 6,300 acres located in Suwanee and Columbia counties, Florida in order to eliminate a non-operating asset (for a discussion of the sale of this property, please see “— Interests of Certain Persons in the Florida Rock Merger”). Following this discussion, the independent members of the Florida Rock board of directors determined that Florida Rock should continue to engage in discussions with Vulcan with respect to the potential transaction. After further considering the potential for conflicts of interest (as further discussed in “— Interests of Florida Rock Directors and Executive Officers” beginning on page 46), the independent members of the Florida Rock board of directors also directed that Florida Rock senior management conclude negotiations with respect to the material provisions of the merger agreement before requirements imposed by Vulcan on the Baker family were negotiated, including the support agreement and shareholders agreement, and that separate counsel should be retained by the Baker family with respect to those agreements.

On February 9, 2007, the board of directors of Vulcan held a regularly scheduled meeting. At the meeting, a comprehensive review of the potential transaction with Florida Rock was presented by Vulcan management and representatives of Goldman Sachs.

Also on February 9, 2007, Wachtell Lipton Rosen & Katz provided Weil, Gotshal & Manges with a draft merger agreement. The draft merger agreement prepared by Wachtell, Lipton Rosen & Katz proposed that Florida Rock be required to pay a termination fee of $135 million under certain circumstances, that Florida Rock would reimburse Vulcan for Vulcan’s expenses up to $25 million if Florida Rock’s shareholders did not vote to approve the merger agreement, that Florida Rock would convene a special meeting of shareholders to vote upon the approval of the merger agreement even if the Florida Rock board of directors changed its recommendation in favor of the merger agreement and that Vulcan would not be required to complete the proposed transaction if the U.S. antitrust regulators required Florida Rock to divest assets that produced more than a specified volume of aggregates in 2006.

On February 11, 2007, Weil, Gotshal & Manges provided Wachtell Lipton Rosen & Katz with a revised draft merger agreement. The draft merger agreement prepared by Weil, Gotshal & Manges limited the circumstances under which Florida Rock would be required to pay the $135 million termination fee to Vulcan, eliminated the concept of expense reimbursement by Florida Rock, proposed that Vulcan would be required to complete the proposed transaction regardless of any divestitures required by the U.S. antitrust regulators and proposed that Vulcan would be required to pay a termination fee, the amount of which was not specified, to Florida Rock if the proposed transaction did not close because it was not approved by U.S. antitrust regulators.

At various times through the execution of the merger agreement, Vulcan’s senior management as well as its legal counsel and financial advisors negotiated the draft merger agreement and related documents and agreements with Florida Rock’s senior management and its legal counsel and financial advisors. These negotiations included discussions regarding, and the exchange of drafts of and comments on, these documents.

On February 12, 2007, Messrs. Sansone, Wason, Khan and Milton and representatives of Lazard and Goldman Sachs held a teleconference to discuss Vulcan’s five-year financial projections, which had been provided to Florida Rock on February 6, 2007.

On February 12, 2007 and February 13, 2007, Wachtell Lipton Rosen & Katz provided to Weil, Gotshal & Manges and the Baker family’s legal counsel draft copies of the support agreement and shareholders agreement, respectively. At various times, following the conclusion of the negotiation of the material provisions of the merger agreement, through the execution of these agreements, the parties negotiated these draft agreements. These negotiations included discussions regarding, and the exchange of drafts of and comments on, these documents.

On February 18, 2007, the Vulcan board of directors held a special meeting with representatives of Goldman Sachs and Wachtell, Lipton, Rosen & Katz in attendance, to discuss the terms of the potential transaction. Mr. James updated the Vulcan board of directors on the negotiations with Florida Rock, and on Vulcan’s business and accounting due diligence with respect to Florida Rock. Following presentations from Goldman Sachs and Wachtell, Lipton, Rosen & Katz, and a full discussion, the Vulcan board of directors unanimously determined that the merger agreement and the Vulcan merger were advisable and in the best interests of Vulcan and its shareholders and approved the merger agreement. This determination was confirmed at a brief telephonic meeting of the Vulcan board of directors on February 19, 2007.

On February 19, 2007, the board of directors of Florida Rock held a special meeting with representatives of Weil, Gotshal & Manges, McGuireWoods, Lazard and KPMG, Florida Rock’s auditor, in attendance to discuss the terms of the potential transaction. Mr. John Baker updated the Florida Rock board of directors on the negotiations with Vulcan. Representatives of Weil, Gotshal & Manges advised the Florida Rock board of directors of its fiduciary duties in connection with the potential transaction and then discussed the terms of the proposed merger agreement and the terms of the proposed support agreement and shareholders agreement to be entered into by the Baker Shareholders. Members of the Florida Rock board of directors asked questions of Weil, Gotshal & Manges with respect to the definition of “material adverse effect” in the merger agreement, and the circumstances under which the termination fee would be payable by Florida Rock. The Florida Rock board of directors then discussed the benefits and risks associated with conducting a “market check” prior to entering into a merger agreement with Vulcan. Representatives of Weil, Gotshal & Manges, in response to questions of the Florida Rock board of directors, explained the circumstances under which the Florida Rock board of directors could entertain an alternative acquisition proposal from a third-party after the merger agreement with Vulcan had been executed. Representatives of Weil, Gotshal & Manges further reviewed the deal protection provisions contained in the transaction documents, including the termination fee of $135 million that Florida Rock would be required to pay to Vulcan, which represented approximately 2.9% of the aggregate value of the proposed transaction, the ability of the Florida Rock board of directors in certain circumstances to change its recommendation in favor of the potential transaction and the fact that the support agreement to be entered into by the Baker Shareholders would terminate concurrently with any termination of the merger agreement. Representatives of Weil, Gotshal & Manges then summarized the legal due diligence review that had been conducted with respect to Vulcan and representatives of KPMG summarized the accounting due diligence review that had been conducted with respect to Vulcan. Representatives of Lazard made a financial presentation regarding the proposed transaction, which was substantially similar to the previous presentations Lazard made to the Florida Rock board of directors. Members of the Florida Rock board of directors asked questions of Lazard regarding the financial presentation, including questions regarding Lazard’s discounted cash flow analysis, comparable company analysis and precedent transactions analysis. Lazard then delivered to the Florida Rock board of directors its opinion, subsequently confirmed in writing, that subject to the various assumptions and limitations set forth in its opinion, as of February 19, 2007, the consideration to be paid to Florida Rock shareholders (other than Vulcan and any of its direct or indirect wholly-owned subsidiaries), pursuant to the merger agreement, was fair, from a financial point of view, to those shareholders. Lazard’s opinion was subject to assumptions and limitations, including the assumption that the financial projections of Florida Rock and Vulcan were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Florida Rock and Vulcan as to the future financial performance and results of operation of Florida Rock and Vulcan. Please see “— Opinion of Florida Rock’s Financial Advisor” beginning on page 34 for a discussion of the opinion delivered by Lazard to the Florida Rock board of directors, including a complete discussion of the assumptions and limitations set forth in the opinion.

During the course of these discussions and presentations, the Florida Rock board of directors engaged in a full discussion of the advantages of the transaction, a number of countervailing factors and risks, the terms of the transaction, the terms of the voting and transfer restrictions that would be applicable to, and could negatively impact the value of, the Holdco common stock that certain members of the Baker family would receive in the transaction and the interests of Florida Rock’s directors and executive officers in the transaction. Following such discussions, the Florida Rock board of directors unanimously determined that the merger agreement and the Florida Rock merger were advisable and in the best interests of Florida Rock and its shareholders, adopted the merger agreement and recommended that Florida Rock shareholders approve the merger agreement (with Mr. Ted Baker, Mr. John Baker and Mr. Thompson Baker abstaining due to matters discussed in “— Interests of Florida Rock Directors and Executive Officers” beginning on page 46).

In the afternoon of February 19, 2007, Vulcan and Florida Rock executed and delivered the merger agreement and issued a joint press release announcing the transaction. Vulcan and the Baker Shareholders also executed and delivered the support agreement and shareholders agreement.

Florida Rock’s Reasons for the Florida Rock Merger; Recommendation of the Florida Rock Merger by the Florida Rock Board of Directors

At its meeting on February 19, 2007, as well as the other meetings at which it considered the transaction, the Florida Rock board of directors consulted with Florida Rock management as well as its financial and legal advisors and, at its February 19, 2007 meeting, unanimously determined (with Edward L. Baker, John D. Baker II and

Thompson S. Baker II abstaining) to adopt the merger agreement and recommended that Florida Rock shareholders vote to approve the merger agreement. In reaching its conclusion to adopt the merger agreement and to recommend that the shareholders of Florida Rock approve the merger agreement, the Florida Rock board of directors considered the following factors as generally supporting its decision to enter into the merger agreement and related agreements:

•	the fact that Florida Rock shareholders will receive total blended cash and stock consideration of $68.03 per share, based on the closing price of Vulcan’s common stock on February 16, 2007, the last full trading day which preceded the announcement of the transaction, representing a premium of approximately 45% over the closing price per share of Florida Rock common stock on February 16, 2007;

•	the analysis, presentation and oral opinion of Lazard delivered on February 19, 2007, and subsequently confirmed in writing as of that day, to the effect that, as of the date of such opinion, and based upon and subject to the various considerations, assumptions and limitations set forth in the opinion, the merger consideration to be provided to Florida Rock shareholders pursuant to the merger agreement is fair from a financial point of view to the holders of Florida Rock common stock (the written opinion of Lazard is attached as Annex D to this proxy statement/prospectus and discussed in detail under “— Opinion of Florida Rock’s Financial Advisor” beginning on page 32), taking into account the contingent nature of Lazard’s compensation;

•	the Florida Rock board of directors’ belief that the Florida Rock merger represented the highest and best value reasonably available to Florida Rock’s shareholders for their Florida Rock shares based upon the industry and business knowledge of the management and board of directors of Florida Rock and after considering the opinion of Lazard that, as of the date of the opinion and based on and subject to the considerations, assumptions and limitations described in the opinion, the merger consideration to be paid to the holders of Florida Rock common stock (other than Vulcan and its direct and indirect wholly-owned subsidiaries) in the Florida Rock merger was fair, from a financial point of view, to such holders, and the related financial presentation;

•	the opportunity for Florida Rock shareholders to elect cash or stock consideration, which will enable many shareholders to receive immediate cash value while those shareholders who wish to continue to participate in the combined company will have the chance to do so, subject to the proration provisions of the merger agreement, and will provide Florida Rock shareholders with a measure of value assurance in the event of a decline in the price of Vulcan common stock;

•	because the exchange ratio is fixed, Florida Rock shareholders who receive Holdco common stock will benefit from any increase in the trading price of Vulcan common stock between the announcement of the transaction and the closing of the Florida Rock merger;

•	the expectation that the exchange of Florida Rock common stock for Holdco common stock, pursuant to the mergers, generally would be nontaxable to Florida Rock shareholders to the extent of the Holdco common stock they receive;

•	the Florida Rock board of directors’ analysis and understanding of Florida Rock’s strategic alternatives as an independent company in the context of both uncertainty in the commercial and home building markets in the southeast generally and Florida in particular and the increasingly competitive and rapidly consolidating heavy building materials industry, including the business, financial and execution risks associated with remaining independent;

•	the Florida Rock board of directors’ analysis of the business, operations, financial performance, earnings and prospects of Florida Rock on an independent basis, and the Florida Rock board of directors’ belief, based on its analysis and understanding, that the combined company would be better able to succeed in light of the risks and potential rewards associated with Florida Rock continuing to operate as an independent entity and other alternatives reasonably available to Florida Rock, including growth through the acquisition of or merger with other companies or assets;

•	historical and current information concerning Vulcan’s business, financial performance and condition, operations, management, competitive position and prospects, before and after giving effect to the Florida Rock merger and the Florida Rock merger’s potential effect on shareholder value;

•	the board of directors’ and management’s assessment that the Florida Rock merger and Vulcan’s operating strategy were consistent with Florida Rock’s long-term operating strategy to seek to profitably grow its business by expanding its geographic scope and product offerings to serve customer needs;

•	given the current environment in the heavy building materials industry, the advantages that the Florida Rock board of directors believed the combined company, with an expanded geographic reach and greater emphasis on the aggregates business, would have, including the Florida Rock board of directors’ belief that access to Vulcan’s size and scope would place Florida Rock in a better position to take advantage of growth opportunities, meet competitive pressures and serve customers more efficiently;

•	the fact that customers served by the combined company would benefit from greater resources and opportunities; and

•	the terms and conditions of the merger agreement, including:

•	the cash and stock election provisions described above;

•	the limited number and nature of the conditions to Vulcan’s obligation to close the Florida Rock merger;

•	the ability which Florida Rock retains to provide confidential due diligence information to, and engage in discussions with, a third party that makes an unsolicited bona fide written proposal to engage in a business combination transaction, provided that the Florida Rock board of directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the Florida Rock board of directors’ fiduciary duties under applicable law and concludes in good faith, after consultation with its outside legal counsel and financial advisors, that the proposal is more favorable to Florida Rock shareholders, from a financial point of view, than the transactions contemplated by the merger agreement (please see the section entitled “The Merger Agreement — No Solicitation of Alternative Transactions” beginning on page 63 of this proxy statement-prospectus);

•	the conclusion of the Florida Rock board of directors that the $135 million termination fee, and the circumstances when such fee may be payable, were reasonable in light of the benefits of the Florida Rock merger and commercial practice; and

•	the fact that the Florida Rock merger is subject to the approval of the merger agreement by Florida Rock shareholders.

The Florida Rock board of directors also considered a number of potentially countervailing factors and risks. These countervailing factors and risks included the following:

•	the fact that Florida Rock will no longer exist as an independent company and, except to the extent its shareholders elect and receive shares of Holdco common stock in the Florida Rock merger, its shareholders will not participate in Florida Rock’s growth or benefit from any future increase in the value of Florida Rock or from any synergies that may be created by the Florida Rock merger;

•	the fact that under the terms of the merger agreement, Florida Rock is restricted in its ability to solicit other acquisition proposals;

•	the fact that under the terms of the merger agreement, Florida Rock is restricted in its ability to operate its business during the period between the signing of the merger agreement and the completion of the Florida Rock merger;

•	the $135 million termination fee payable to Vulcan upon the occurrence of certain events, and the potential effect of such termination fee on the decision by a third party to make a competing acquisition proposal that may be more advantageous to Florida Rock shareholders;

•	the fact that under the terms of the merger agreement, Florida Rock is required to hold a meeting of Florida Rock shareholders to approve the merger agreement, including under circumstances where an alternative transaction has been proposed that may be more advantageous to Florida Rock shareholders;

•	the risk that the Florida Rock merger might not be consummated in a timely manner or at all;

•	the negative impact of any customer confusion or delay in purchase commitments, the potential loss of one or more large customers as a result of any such customer’s unwillingness to do business with the combined company;

•	the possible loss of key management or other personnel;

•	the fact that Florida Rock officers and employees will have expended extensive efforts attempting to complete the Florida Rock merger and will experience significant distractions from their work during the pendency of the Florida Rock merger and Florida Rock will have incurred substantial transaction costs in connection with the Florida Rock merger even if the Florida Rock merger is not consummated;

•	the risk to Florida Rock’s business, sales, operations and financial results in the event that the Florida Rock merger is not consummated;

•	the potential conflicts of interest of Florida Rock directors and officers in connection with the Florida Rock merger which include, but are not limited to: the treatment of stock options held by directors and executive officers of Florida Rock in the Florida Rock merger; the vesting and accelerated payment of certain retirement benefits and the potential payment of certain severance benefits to executive officers; the continued employment after the mergers of Thompson S. Baker II as President of the Florida Rock division of Holdco; John D. Baker II’s service as a director of Holdco after the mergers; the purchase by Edward L. Baker and John D. Baker II from Florida Rock of a 6,300 acre property immediately prior to the mergers; the support agreement between Vulcan and the Baker Shareholders; the shareholders agreement among Vulcan, Holdco and the Baker Shareholders; and the indemnification of former Florida Rock officers and directors by Holdco (please see “— Interests of Certain Persons in the Florida Rock Merger” beginning on page 46);

•	the challenges and costs of combining the operations of two large companies and the substantial expenses to be incurred in connection with the Florida Rock merger, including the risks that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the Florida Rock merger;

•	the fact that gains arising from the cash portion of the merger consideration would be taxable to Florida Rock shareholders for United States federal income tax purposes;

•	because the exchange ratio is fixed, Florida Rock shareholders who receive Holdco common stock will be adversely affected by any decrease in the trading price of Vulcan common stock between the announcement of the transaction and the closing of the Florida Rock merger; and

•	various other applicable risks associated with the combined company and the Florida Rock merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 14.

This discussion of the information and factors considered by the Florida Rock board of directors in making its decision is not intended to be exhaustive but includes all material factors considered by the Florida Rock board of directors. In view of the wide variety of factors and risks considered in connection with its evaluation of the Florida Rock merger and the complexity of these matters, the Florida Rock board of directors did not find it useful, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors and risks. In considering the factors and risks described above, individual members of the Florida Rock board of directors may have given different weight to different factors. The Florida Rock board of directors conducted an overall analysis of the factors described above, including discussions with, and questioning of, Florida Rock’s management and Florida Rock’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

The Florida Rock board of directors unanimously adopted the merger agreement (with Edward L. Baker, John D. Baker II and Thompson S. Baker II abstaining). The Florida Rock board unanimously recommends (with Edward L. Baker, John D. Baker II and Thompson S. Baker II abstaining) that Florida Rock shareholders vote “FOR” approval of the merger agreement.

Opinion of Florida Rock’s Financial Advisor

In early January 2007, at the request of Messrs. John and Ted Baker, Weil, Gotshal & Manges, LLP, legal counsel to Florida Rock, contacted several financial advisory firms, including Lazard Frères & Co., on a confidential basis, without naming Florida Rock or its industry, to determine each firm’s availability to accept an engagement on behalf of Florida Rock, as well as the fees such firms would charge for their advisory services. Based on the results of these initial contacts, the views of Florida Rock’s directors and subsequent discussions between Lazard and Florida Rock’s management, Lazard was retained by Florida Rock, pursuant to an engagement letter dated January 25, 2007, to act as its financial advisor in connection with the potential transaction, to assist in negotiating the financial terms of the potential transaction, and, if necessary, to opine on the fairness of the consideration to be received by the shareholders of Florida Rock in the potential transaction. Florida Rock selected Lazard based on Lazard’s qualifications, expertise and reputation. In connection with Lazard’s engagement, Florida Rock requested that Lazard evaluate the fairness, from a financial point of view, to the holders of Florida Rock common stock (other than Vulcan and its direct and indirect wholly-owned subsidiaries) of the merger consideration to be paid to such holders in the Florida Rock merger. On February 19, 2007, at a meeting of the Florida Rock board of directors held to evaluate the mergers, Lazard rendered to the Florida Rock board of directors an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated February 19, 2007, the date of the merger agreement, to the effect that, as of that date and based on and subject to the considerations, assumptions and limitations described in its opinion, the merger consideration to be paid to the holders of Florida Rock common stock (other than Vulcan and its direct and indirect wholly-owned subsidiaries) in the Florida Rock merger was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated February 19, 2007, to the Florida Rock board of directors is attached as Annex D to this proxy statement/prospectus. Holders of shares of Florida Rock common stock are urged to, read this opinion carefully and in its entirety.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of the merger agreement;

•	analyzed certain publicly available historical business and financial information relating to Florida Rock and Vulcan;

•	reviewed various internal financial forecasts and other data provided to Lazard by management of Florida Rock relating to the business of Florida Rock, various internal financial forecasts and other data provided to Lazard by management of Vulcan relating to the business of Vulcan and the anticipated synergies from the mergers provided to Lazard by the managements of Florida Rock and Vulcan;

•	held discussions with members of the senior management of Florida Rock with respect to the business and prospects of Florida Rock;

•	held discussions with members of the senior management of Vulcan with respect to the business and prospects of Vulcan;

•	reviewed public information with respect to certain other companies in lines of businesses Lazard believed to be generally comparable to the businesses of Florida Rock and Vulcan;

•	reviewed the financial terms of certain business combinations involving companies in lines of businesses Lazard believed to be generally comparable to the businesses of Florida Rock and Vulcan;

•	reviewed the historical stock prices and trading volumes of Florida Rock common stock and Vulcan common stock; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

In performing this review, Lazard relied upon the accuracy and completeness of the foregoing information and did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Florida Rock or Vulcan, or concerning the solvency or fair value of Florida Rock or Vulcan. With respect to financial forecasts of Florida Rock and Vulcan, Lazard assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Florida Rock and Vulcan, respectively, as to the future financial performance and results of operations of Florida Rock and Vulcan, respectively. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

Further, Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date thereof. Lazard did not express any opinion as to any tax or other consequences that might result from the mergers, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Florida Rock obtained such advice as Florida Rock deemed necessary from qualified professionals. Lazard did not express any opinion as to the price at which shares of Florida Rock common stock or Vulcan common stock may trade at any time subsequent to the announcement of the mergers.

In connection with the preparation of its opinion, Lazard was not authorized by Florida Rock or the Florida Rock board of directors to solicit, nor did it solicit, third-party indications of interest for the acquisition of all or any part of Florida Rock.

In rendering its opinion, Lazard assumed that the mergers will be consummated on the terms described in the merger agreement and without any waiver, amendment or modification of any material terms or conditions of the merger agreement and the receipt of the necessary regulatory approvals for the mergers in the time frame contemplated by the merger agreement.

Lazard’s engagement and its opinion were for the benefit of the Florida Rock board of directors in connection with its consideration of the mergers. Lazard’s opinion did not address the merits of the underlying decision by Florida Rock to engage in the mergers or the relative merits of the mergers as compared to other business strategies or transactions that might be available to Florida Rock. Lazard expressed no opinion or recommendation as to how the holders of Florida Rock common stock should vote at any shareholders meeting to be held in connection with the mergers.

In preparing its opinion to the Florida Rock board of directors, Lazard performed a variety of financial and comparative analyses, including those described below. The summary of Lazard’s analyses described below is not a complete description of the analyses underlying Lazard’s opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Lazard believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented below in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Lazard considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Florida Rock and Vulcan. No company, transaction or business used in Lazard’s analyses as a comparison is identical to Florida Rock or Vulcan or the proposed mergers, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed.

The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Lazard’s analyses and estimates are inherently subject to substantial uncertainty.

Lazard’s opinion and financial analyses were only one of many factors considered by the Florida Rock board of directors in its evaluation of the proposed mergers and should not be viewed as determinative of the views of the Florida Rock board of directors or management with respect to the mergers or the merger consideration to be received in the Florida Rock merger by holders of Florida Rock common stock.

The following is a summary of the material financial analyses underlying Lazard’s written opinion dated February 19, 2007 delivered to the Florida Rock board of directors in connection with the mergers. The measures chosen for analysis were selected by Lazard as customary and relevant to an acquisition utilizing cash and stock. The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses.

Florida Rock Comparable Public Companies Analysis

Lazard reviewed and analyzed selected public companies that it viewed as operating businesses reasonably comparable to one or more of Florida Rock’s businesses (i.e., aggregates, concrete, and cement). Lazard selected these companies on the basis of similarity of the companies products, size, scale, and end markets to those of Florida Rock. With respect to Florida Rock’s aggregates and cement businesses, a set of companies that was primarily engaged in those businesses were available and viewed as reasonably comparable to the respective Florida Rock businesses. For the concrete business, the set of comparable companies deemed most appropriate were diversified building materials companies that had a significant portion of their business in concrete and were therefore viewed as reasonably comparable to the Florida Rock concrete business. In performing this analysis, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for Florida Rock’s business. This analysis was designed to assess how the market values shares of reasonably comparable publicly traded companies and provide a range of implied equity values per share of Florida Rock common stock.

Lazard compared Florida Rock’s business to three aggregates companies, five diversified companies and three cement companies.

The aggregates companies were:

•	Martin Marietta Materials, Inc.;

•	Vulcan; and

•	Hanson PLC.

The diversified companies were:

•	CRH PLC;

•	Eagle Materials Inc.;

•	Rinker Group, Ltd.;

•	Texas Industries, Inc.; and

•	U.S. Concrete Inc.

The cement companies were:

•	Cemex S.A.B. de C.V.;

•	Lafarge S.A.; and

•	Holcim Ltd.

For each of these companies, Lazard calculated enterprise value as a multiple of projected 2007 EBITDA, as reflected in the Florida Rock financial projections, using equity analyst research reports as of February 15, 2007. In this proxy statement/prospectus, EBITDA means net earnings (loss) before interest expense (income), income tax expense (benefit) and depreciation, amortization and depletion expense and is before the cumulative effect of a change in accounting principle, if applicable. The following table summarizes the results of this review:

Multiple of
Enterprise Value to
Projected
2007 EBITDA

Aggregates
Martin Marietta	10.8x
Vulcan Materials	11.3x
Hanson	9.4x
Diversified
CRH	8.8x
Eagle Materials	8.8x
Rinker Group	7.5x
Texas Industries	10.4x
U.S. Concrete	6.7x
Cement
Cemex	8.0x
Lafarge	7.5x
Holcim	7.6x

Lazard calculated implied per share equity values for Florida Rock common stock by applying estimated 2007 EBITDA multiples to the projected 2007 EBITDA of the business units of Florida Rock reflected in the Florida Rock financial projections, as set forth in the table below:

	Aggregates Unit	Concrete Unit	Cement Unit
	Range	Range	Range

Projected 2007 EBITDA Multiples	10.3x - 11.3x	6.7x - 8.8x	7.1x - 8.1x

For the Florida Rock corporate unit, Lazard applied a multiple of 8.9x. Based on this analysis, Lazard calculated an implied equity value range per share of Florida Rock common stock of $48.25 to $56.50 and an implied exchange ratio of 0.4289 to 0.5622. Lazard noted that the cash consideration in the Florida Rock merger is $67.00 per share and the stock exchange ratio in the Florida Rock merger is 0.6300.

Precedent Merger Transactions Analysis

Lazard also performed a precedent merger transaction analysis, which was designed to provide a valuation of Florida Rock based on publicly available financial terms of selected transactions in the heavy building materials industry. In selecting the transactions it used in this analysis, Lazard reviewed merger transactions since 1997 involving companies in the heavy building materials industry. Lazard reviewed transactions since 1997 to obtain a broad set of meaningful and relevant transactions to benchmark. The precedent transactions selected by Lazard were (listed by date publicly announced followed by the acquiror and the target company):

Date Publicly Announced	Acquiror	Target

Recent Transactions:
October 2006	Cemex S.A.B. de C.V.	Rinker Group, Ltd.*
June 2006	Cementos Portland Valderrivas SA	Corporacion Uniland S.A.
May 2006	Lafarge S.A.	Lafarge N.A. (47% public minority)
July 2005	Spohn Cement GmbH	HeidelbergCement AG (78% minority)
October 2005	Camargo Correa S.A.	Loma Negra S.A.
January 2005	Holcim Ltd.	Aggregate Industries Ltd.
September 2004	Cemex S.A.B. de C.V.	RMC Group Plc

Other Transactions:
January 2001	Lafarge S.A.	Blue Circle Industries Plc
June 2000	CRS	Florida Crushed Stone Co.
November 1999	Hanson Plc	Pioneer Cement Ltd.
October 1999	Anglo American plc group	Tarmac Ltd.
November 1998	Vulcan	Calmat Co.
October 1997	Lafarge S.A.	Redland Stone

*	Used latest offer bid.

For each selected comparable transaction, Lazard calculated the multiple of total transaction value to EBITDA of the acquired business for the latest 12-month period preceding the acquisition announcement. The table below summarizes the results:

	Transaction	TV as a Multiple of
	Value	LTM EBITDA
	($ in millions)

Cemex/Rinker Group	$12,767	9.4x
Cementos Portland Valderrives/Corporacion Uniland	$2,705	13.2x
Lafarge SA/Lafarge NA	$6,962	8.3x
Spohn Cement/HeidelbergCement	$12,711	8.1x
Camargo Correa/Loma Negra	$1,025	11.6x
Holcim/Aggregate Industries	$4,659	9.8x
Cemex/RMC	$5,800	7.6x
Lafarge SA/Blue Circle Industries	$7,536	8.6x
CSR/Florida Crushed Stone	$348	8.5x
Hanson/Pioneer	$2,389	8.5x
Anglo American/Tarmac	$2,828	7.8x
Vulcan Materials/Calmat	$883	11.0x
Lafarge SA/Redland Stone	$3,686	8.3x

Lazard then calculated implied per share equity values for Florida Rock common stock by applying EBITDA multiples ranging from 9.2x to 10.2x to Florida Rock’s latest 12-month EBITDA. Based on this analysis, Lazard calculated an implied equity value range per share of Florida Rock common stock of $54.75 to $60.50 and an implied exchange ratio of 0.4875 to 0.5387. Lazard noted that the cash consideration in the Florida Rock merger is $67.00 per share and the stock exchange ratio in the Florida Rock merger is 0.6300.

Florida Rock Discounted Cash Flow Analysis

Using the Florida Rock financial projections, Lazard performed a discounted cash flow analysis for each of Florida Rock’s Aggregates, Southern Concrete, Northern Concrete, Cement and Corporate units, which was designed to provide insight into the value of those units as a function of their future unlevered free cash flows. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows or amounts by a discount rate, as described below. Other financial terms used below are “projected unlevered free cash flows” and “terminal value.” “Projected unlevered free cash flows” refer to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. “Terminal value” refers to the estimated capitalized value of all future cash flows from an asset at a particular point in time.

Lazard’s discounted cash flow analysis was based on the present value of projected unlevered free cash flow of each unit for 2007 to 2011 and the present value of the terminal value of each unit in 2011.

This analysis assumed a range of terminal year exit multiples of estimated EBITDA and discount rates based on estimates relating to each unit’s weighted average cost of capital as illustrated in the table below. It also assumed net cash of approximately $0.72 per share and after-tax proceeds of real estate sales of approximately $3.00 per share. Florida Rock’s “weighted average cost of capital” is a measure of the average expected return on all of Florida Rock’s securities or loans based on the proportions of those securities or loans in Florida Rock’s capital structure.

In performing this analysis, Lazard calculated the value of the Aggregates unit both without the projected unlevered free cash flow from new projects in that unit as well as the projected unlevered free cash flow from the new projects.

Unit	Discount Rate Ranges	EBITDA Exit Multiples

Aggregates (without new projects)	10.0% - 12.0%	8.0x - 9.0x
New Projects in Aggregates	10.0% - 12.0%	8.0x - 9.0x
Southern Concrete	10.0% - 12.0%	6.0x - 7.0x
Northern Concrete	10.0% - 12.0%	6.0x - 7.0x
Cement	8.0% - 10%	6.0x - 7.0x
Corporate	10.0% - 12.0%	7.0x

Based on these calculations, Lazard calculated an implied enterprise value range for each unit. Lazard combined the ranges of implied enterprise values to calculate an implied equity value range per share of Florida Rock common stock of $58.00 to $69.50 assuming no new Aggregates projects and of $61.50 to $74.00, assuming the new Aggregates projects are completed and an implied exchange ratio of 0.4158 to 0.6030, assuming no new Aggregates projects and 0.4409 to 0.6421, assuming the new Aggregates projects are completed. Lazard noted that the cash consideration in the Florida Rock merger is $67.00 per share and the stock exchange ratio in the Florida Rock merger is 0.6300.

Vulcan Comparable Public Companies Analysis

Lazard performed a comparable companies analysis with respect to Vulcan similar to that performed with respect to Florida Rock. Lazard reviewed and analyzed selected public companies that it viewed as reasonably comparable to Vulcan’s business. In performing this analysis, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for Vulcan’s business. This analysis was designed to assess how the market values shares of reasonably comparable publicly traded companies and provide a range of implied equity values per share of Vulcan common stock.

In performing this analysis, Lazard used the same companies and calculated the same ranges of EBITDA multiples as described under “— Florida Rock Comparable Companies Analysis.”

Lazard calculated implied per share equity values for Vulcan common stock by applying estimated 2007 EBITDA multiples to the estimated 2007 EBITDA of the business units of Vulcan as set forth in the table below:

	Aggregates Unit	Asphalt Unit	Ready-Mix Unit
	Range	Range	Range

Projected 2007 EBITDA Multiples	10.3x - 11.3x	6.7x - 8.8x	7.1x - 8.1x

For the corporate unit, Lazard applied a multiple range of 10.3x to 11.3x. Based on this analysis, Lazard calculated an implied equity value range per share of Vulcan common stock of $100.50 to $112.50.

Vulcan Discounted Cash Flow Analysis

Using forecasts provided by Vulcan management, Lazard performed a discounted cash flow analysis for each of Vulcan’s Aggregates, Asphalt, Ready-Mix, Other and Corporate units, which is designed to provide insight into the value of those units as a function of their future unlevered free cash flows.

Lazard’s discounted cash flow analysis was based on the present value of projected unlevered free cash flow of each unit for 2007 to 2011 and the present value of the terminal value of each unit in 2011.

This analysis assumed a range of terminal year exit multiples of estimated EBITDA and discount rates based on estimates relating to each unit’s weighted average cost of capital as illustrated in the table below. Vulcan’s “weighted average cost of capital” is a measure of the average expected return on all of Vulcan’s securities or loans based on the proportions of those securities or loans in Vulcan’s capital structure.

Unit	Discount Rate Ranges	EBITDA Exit Multiples

Aggregates	10.0% - 12.0%	8.0x - 9.0x
Asphalt	10.0% - 12.0%	6.0x - 7.0x
Ready-Mix	8.0% - 10.0%	6.0x - 7.0x
Other	10.0% - 12.0%	6.0x - 7.0x
Corporate	10.0% - 12.0%	7.0x
Other Cash Flow Items	10.0% - 12.0%	NA

Based on these calculations, Lazard calculated an implied enterprise value range for each unit. Lazard combined the ranges of implied enterprise values to calculate an implied equity value range per share of Vulcan common stock of $115.25 to $139.50.

Pro Forma Merger Analysis

Lazard analyzed the potential pro forma effect of the mergers on Vulcan’s projected earnings per share for years 2007 through 2011 using the Florida Rock financial projections and Vulcan financial projections, and assuming a January 1, 2007 closing of the mergers. Lazard calculated the accretion or dilution to Vulcan’s estimated earnings per share under four separate scenarios:

(1) assuming no synergies from the mergers and without taking into account any new Aggregates projects of Florida Rock;

(2) assuming synergies as projected by Vulcan management and without taking into account any new Aggregates projects of Florida Rock;

(3) assuming no synergies from the mergers but taking into account the new Aggregates projects; and

(4) assuming synergies and taking into account the new Aggregates projects.

The following table summarizes the results of this analysis.

	2007E	2008E	2009E	2010E	2011E
	Accretion/(Dilution)	Accretion/(Dilution)	Accretion/(Dilution)	Accretion/(Dilution)	Accretion/(Dilution)

Scenario 1	(1.9)%	1.5%	5.5%	8.7%	12.2%
Scenario 2	3.4%	6.0%	9.3%	11.8%	12.4%
Scenario 3	(1.7)%	2.7%	7.1%	10.9%	14.4%
Scenario 4	3.6%	7.2%	10.8%	14.0%	14.6%

Lazard acted as financial advisor to Florida Rock in connection with the mergers and will receive a fee from Florida Rock for its services pursuant to an engagement letter dated as of January 25, 2007. The fee payable to Lazard in connection with the mergers was determined by arms-length negotiation between Florida Rock’s management and representatives of Lazard. Pursuant to this letter agreement, Florida Rock agreed to pay to Lazard $250,000 upon execution of the letter and, if the mergers are consummated, a fee of 0.3% of the aggregate consideration in the Florida Rock merger, which total fee is estimated to be approximately $14 million based upon the closing price on the NYSE of Vulcan common stock on July 11, 2007 of $110.62.

Florida Rock also has agreed to reimburse Lazard for its expenses, including reasonable fees and expenses of legal counsel and any other advisor retained by Lazard, and to indemnify Lazard and its affiliates, and its and their respective directors, officers, members, employees, agents and controlling persons, if any, against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity owned indirectly in large part by managing directors of Lazard) may actively trade securities of Florida Rock or Vulcan for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Neither Lazard nor any of its affiliates has provided any services to, or received any compensation from, Florida Rock or Vulcan during the last two years and neither Florida Rock nor Vulcan has any current plans to engage Lazard or any of its affiliates to provide services in the future. Although there are no current plans to do so, in the future Lazard or its affiliates may provide services to Vulcan or its affiliates, for which services Lazard or its affiliates would expect to receive compensation.

Certain Florida Rock Financial Projections

Florida Rock’s management, as a matter of course, does not publicly disclose forecasts or projections as to future performance, revenues or earnings and is especially wary of making projections for extended earnings periods due to the unpredictability of the underlying assumptions and estimates. However, in the context of the proposed transaction, Vulcan requested that Florida Rock’s management prepare certain projections as to Florida Rock’s future performance, which we refer to in this proxy statement/prospectus as the Florida Rock financial projections.

The Florida Rock financial projections were prepared in January 2007, based solely on information available at that time, by Florida Rock’s management. Vulcan provided to Florida Rock’s management Vulcan’s macroeconomic outlook for the United States economy as well as Vulcan’s estimates of market demand for aggregates and growth by aggregates end use market for each state in which Florida Rock operates. In developing the Florida Rock financial projections, Florida Rock management utilized the foregoing data provided by Vulcan and made certain adjustments to Vulcan’s outlook for near-term periods. The Florida Rock financial projections were provided by Florida Rock’s management to Florida Rock’s board of directors, Lazard and Vulcan solely in the context of their respective evaluations of the potential transactions, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections, forward-looking information or U.S. generally accepted accounting principles, which we refer to in this proxy statement/prospectus as GAAP. We have included the material Florida Rock financial projections in this proxy statement/prospectus because they were provided to Lazard and Vulcan in the context of their respective evaluations of the potential transactions.

Neither Florida Rock’s independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Florida Rock financial projections, nor have they expressed any opinion or given any form of assurance on this information or its achievability. Neither Florida Rock nor Florida Rock’s independent auditors assumes any responsibility if future results differ from the Florida Rock financial projections.

Furthermore, the Florida Rock financial projections:

•	necessarily consist of numerous assumptions with respect to, among other things, industry performance, general business, economic, market and financial conditions, all of which are difficult or impossible to predict and many of which are beyond Florida Rock’s control and may not prove to have been, or may no longer be, accurate;

•	do not necessarily reflect revised prospects for Florida Rock’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Florida Rock financial projections were prepared;

•	are not necessarily indicative of current values or future performance, which may be materially more favorable or less favorable than as set forth below; and

•	involve risks and uncertainties and should not be regarded as a representation or guarantee that they will be achieved.

The Florida Rock financial projections are forward-looking statements. For information on factors which may cause Florida Rock’s future financial results to materially vary, see “Information Regarding Forward-Looking Statements” on page 18. The Florida Rock financial projections have been prepared using accounting principles consistent with our annual and interim financial statements as well as any changes to those principles known to be effective in future periods. The Florida Rock financial projections do not reflect the effect of any proposed or other changes in U.S. GAAP that may be made in the future. Any such changes could have a material impact to the information shown below.

Florida Rock has neither updated or revised nor intends to update or otherwise revise the Florida Rock financial projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Florida Rock does not intend to update or review the Florida Rock financial projections to reflect changes in general economic or industry conditions.

Florida Rock Consolidated Financial Projections(a)

	Projected Calendar Year Ending December 31
	2007E	2008E	2009E	2010E	2011E
	($ in millions except per share data)

Revenue	$1,369.6	$1,531.6	$1,645.9	$1,765.4	$1,920.0
EBITDA(b)	$378.9	$450.0	$537.6	$612.6	$706.4
Operating Profit	$297.9	$359.6	$440.3	$517.7	$615.2
Net Interest Income	$3.8	$7.7	$20.2	$39.1	$61.7
Tax Expense	$108.1	$130.9	$161.0	$193.6	$234.2
Net Income	$193.6	$236.4	$299.5	$363.1	$442.6
Earnings Per Share(c)	$2.85	$3.48	$4.41	$5.34	$6.51
Capital Expenditures	$272.6	$175.7	$65.5	$63.9	$61.6
Depreciation, Amortization and Depletion Expense	$80.9	$90.4	$97.3	$94.9	$91.3
Increase in Net Working Capital(d)	$3.0	$3.0	$3.0	$3.0	$3.0

(a)	Excludes any new projects in Florida Rock’s Aggregates unit.

(b)	EBITDA means net earnings (loss) before interest expense (income), income tax expense (benefit) and depreciation, amortization and depletion expense and is before the cumulative effect of a change in accounting principle, if applicable. EBITDA is not a financial measurement prepared in accordance with U.S. GAAP. See “ — Non-GAAP Financial Measures” for Florida Rock’s reasons for including EBITDA data in this proxy statement/prospectus and for a reconciliation of EBITDA to net income, as net income is a financial measurement prepared in accordance with U.S. GAAP.

(c)	Based on 68.0 million fully diluted shares outstanding.

(d)	Net working capital means working capital less cash. Net working capital is not a financial measurement prepared in accordance with U.S. GAAP. See “ — Non-GAAP Financial Measures” for Florida Rock’s reasons for including net working capital data in this proxy statement/prospectus and for a reconciliation of increases (decreases) in net working capital to increases (decreases) in working capital, as working capital is a financial measurement prepared in accordance with U.S. GAAP.

Non-GAAP Financial Measures

EBITDA.  The Florida Rock financial projections include a projection of Florida Rock’s EBITDA. EBITDA is not a financial measurement prepared in accordance with U.S. GAAP. Accordingly, EBITDA should not be considered as a substitute for net earnings (loss) or other income or cash flow data prepared in accordance with U.S. GAAP. Florida Rock believes that these projections of EBITDA may be useful to Florida Rock shareholders because they were provided to Lazard and Vulcan in the context of their respective evaluations of the potential transactions. In addition, Florida Rock believes that EBITDA may provide additional information with respect to Florida Rock’s performance or ability to meet its future debt service, capital expenditures and working capital requirements. Because EBITDA excludes some, but not all, items that affect net earnings and may vary among companies, the EBITDA presented by Florida Rock may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA and net income, a financial measurement prepared in accordance with U.S. GAAP, is set forth below.

EBITDA Reconciliation

	Projected Calendar Year Ending December 31
	2007E	2008E	2009E	2010E	2011E
	($ in millions)

Net Income	$193.6	$236.4	$299.5	$363.1	$442.6
Plus: Net Interest (Income) Expense	($3.8)	($7.7)	($20.2)	($39.1)	($61.7)
Plus: Tax Expense	$108.1	$130.9	$161.0	$193.6	$234.2
Plus: Depreciation,
Amortization and Depletion Expense	$80.9	$90.4	$97.3	$94.9	$91.3

EBITDA	$378.9	$450.0	$537.6	$612.6	$706.4

Net Working Capital.  The Florida Rock financial projections include a projection of increases (decreases) in Florida Rock’s net working capital. Net working capital is not a financial measurement prepared in accordance with U.S. GAAP. Accordingly, net working capital should not be considered as a substitute for working capital prepared in accordance with U.S. GAAP. Florida Rock believes that these projections of increases (decreases) in net working capital may be useful to Florida Rock shareholders because they were provided to Lazard and Vulcan in the context of their respective evaluations of the potential transactions. In addition, Florida Rock believes that projections of increases (decreases) in Florida Rock’s net working capital may provide additional information with respect to how funds are generated or used by Florida Rock from the components of working capital other than cash. Because net working capital excludes some, but not all, items that affect working capital and may vary among companies, the increases (decreases) in net working capital presented by Florida Rock may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between of increases (decreases) in net working capital and of increases (decreases) in working capital, a financial measurement prepared in accordance with U.S. GAAP, is set forth below.

Increases (Decreases) in Net Working Capital Reconciliation

	Projected Calendar Year Ending December 31
	2007E	2008E	2009E	2010E	2011E
	($ in millions)

Increase (Decrease) in Working Capital	($17.8)	$151.0	$331.3	$394.1	$472.4
Less: Increase (Decrease) in Cash	$(20.8)	$148.0	$328.3	$391.1	$469.4

Increase (Decrease) in Net Working Capital	$3.0	$3.0	$3.0	$3.0	$3.0

Vulcan’s Reasons for the Mergers

Vulcan is pursuing the mergers in order to:

•	enhance its coast-to coast geographic footprint and further diversify its regional exposure;

•	enhance its position in fast-growing, highly attractive Florida markets; and

•	build on its successful aggregates-focused business mix in top growth states.

The Florida Rock merger also will add approximately 2.5 billion tons of reserves in markets where reserves are increasingly scarce, increasing Vulcan’s total reserves by more than 20% to approximately 13.9 billion tons.

In the course of determining to approve the merger agreement, the Vulcan board of directors considered a number of factors and risks in its deliberations, ultimately concluding that the potentially favorable factors outweighed the potentially negative factors and risks. The Vulcan board of directors viewed the following factors as generally supporting its decision to approve the business combination with Florida Rock:

•	the likelihood that the mergers will be completed on a timely basis;

•	the mergers give Vulcan a significant presence in Florida and enhance its footprint in its regional markets;

•	historical and current information concerning Florida Rock’s and Vulcan’s respective businesses, financial performance and condition, operations, management, competitive positions and prospects, before and after giving effect to the mergers and the mergers’ potential effect on shareholder value; and

•	the terms and conditions of the merger agreement, including:

•	that not more than 30% of the outstanding shares of Florida Rock common stock can be converted into shares of Holdco common stock in the Florida Rock merger;

•	restrictions on Florida Rock’s ability to solicit other acquisition proposals; and

•	Florida Rock’s agreement to pay Vulcan a $135 million termination fee in connection with certain terminations of the merger agreement.

Vulcan’s board of directors also considered a number of potentially countervailing factors and risks, including the following:

•	the dilution associated with the shares that Holdco will issue under the Florida Rock merger;

•	the risk that the mergers might not be consummated in a timely manner or that the closing of the mergers will not occur despite the parties’ efforts;

•	the negative impact of any customer confusion or delay in purchase commitments or the potential loss of one or more large customers as a result of any such customer’s unwillingness to do business with the combined company;

•	possible loss of key management or other personnel;

•	the effort and distraction required of Vulcan personnel, and the substantial expenses to be absorbed by Vulcan, in connection with attempting to complete the mergers;

•	the challenges and costs of combining the operations of two independent companies, including the risks that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some anticipated benefits;

•	the risk that anticipated synergies and cost savings will not be fully realized;

•	conditions in the Florida housing market; and

•	various other applicable risks associated with the combined company and the transaction, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

In view of the wide variety of factors and risks considered in connection with its evaluation of the business combination with Florida Rock and the complexity of these matters, the Vulcan board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors and risks. In considering the factors and risks described above, individual members of the Vulcan board of directors may have given different weight to different factors. The Vulcan board of directors conducted an overall analysis of the factors described above, including discussions with, and questioning of, Vulcan’s management and Vulcan’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Interests of Certain Persons in the Florida Rock Merger

Interests of Florida Rock Directors and Executive Officers.  In considering the recommendation of the board of directors of Florida Rock to vote for the proposal to approve the merger agreement, shareholders of Florida Rock should be aware that members of the Florida Rock board of directors and members of Florida Rock’s executive management have relationships, agreements or arrangements that provide them with interests in the Florida Rock merger that may be in addition to or differ from those of Florida Rock’s shareholders. The Florida Rock board of directors was aware of these relationships, agreements and arrangements during its deliberations on the merits of the Florida Rock merger and in making its decision to recommend to the Florida Rock shareholders that they vote to approve the merger agreement.

Florida Rock Director and Executive Officer Common Stock Ownership

The following table and notes set forth the beneficial ownership of Florida Rock common stock by Florida Rock’s directors and executive officers and by all directors and officers as a group as of July 12, 2007.

	Amount and Nature of	Percent of
Name and Title	Beneficial Ownership(1)	Class

Edward L. Baker	8,285,675(2)(3)(4)(5)(6)	12.4%
Chairman
John D. Baker II	8,272,737(2)(3)(5)(6)(7)	12.4%
President, CEO and Director
Thompson S. Baker II	260,847(8)	*
Vice President and Director
Alvin R. Carpenter	55,680	*
Director
Robert P. Crozer	8,828	*
Director
John A. Delaney	12,634	*
Director
J. Dix Druce, Jr.	19,583	*
Director
Luke E. Fichthorn III	149,101	*
Director
William P. Foley II	17,479	*
Director
George J. Hossenlopp	88,935	*
President, Southern Concrete Group
Francis X. Knott	17,445	*
Director
John D. Milton, Jr.	303,961	*
Executive Vice President, Treasurer, CFO and Director
William H. Walton, III	15,267	*
Director
All Directors and Officers as a group (20 people)	17,865,366	26.3%

*	Less than 1%

(1)	Except for shares noted in the footnotes below, the listed person has sole voting and investment power of shares listed by their name. The figures shown above include options to purchase the following number of shares that are exercisable within 60 days of July 12, 2007 (including all options that will become exercisable by virtue of the merger): Edward L. Baker — 180,282 shares, John D. Baker II — 180,282 shares; Thompson S. Baker II — 128,550 shares; Alvin R. Carpenter — 11,828 shares; Robert P. Crozer — 8,828 shares; John A. Delaney — 10,328 shares; J. Dix Druce, Jr. — 11,828 shares; Luke E. Fichthorn III — 11,828 shares; William P. Foley II — 8,328 shares; Francis X. Knott — 10,828 shares; George Hossenlopp — 78,000 shares; John D. Milton, Jr. — 294,375 shares; and William H. Walton III — 11,828 shares.

(2)	Edward L. Baker and John D. Baker II are the sole shareholders (with shared voting power) of the general partner of Baker Holdings, LP, which owns 11,050,080 shares of Florida Rock common stock. Each of them holds a pecuniary interest in 4,284,192 shares owned by Baker Holdings, LP, and each of them disclaims beneficial ownership of the shares owned by Baker Holdings, LP except to the extent of their pecuniary interest. In the table above, 4,284,192 of the shares owned by Baker Holdings, LP are included in the reported beneficial ownership of John D. Baker II, and the remaining 6,765,888 shares are included in the reported beneficial ownership of Edward L. Baker.

(3)	Edward L. Baker and John D. Baker II are trustees (with shared voting power) and income beneficiaries of the Cynthia L. Baker Trust, which owns 375,000 shares of Florida Rock common stock. In the table above, one-half of the shares (187,500 shares) owned by the Cynthia L. Baker Trust are included in the reported beneficial ownership of each of Edward L. Baker and John D. Baker II, who disclaim beneficial ownership except to the extent of their pecuniary interest.

(4)	Includes 394,941 shares held in trust for the benefit of children of John D. Baker II as to which Edward L. Baker has sole voting power and sole investment power but as to which he disclaims beneficial ownership; 162,071 shares in the Profit Sharing and Deferred Earnings Plan of the Company; and 13,603 shares held by the wife of Edward L. Baker as to which he disclaims any beneficial interest.

(5)	Includes for John D. Baker II 135,000 shares held in a trust administered by an independent trustee for the benefit of his spouse and children. The beneficial ownership total shown for John D. Baker II does not include an aggregate of 394,941 shares held by certain trusts that are administered by Edward L. Baker, as trustee, for the benefit of Mr. Baker’s children. Both Edward L. Baker and John D. Baker II disclaim beneficial ownership of these shares.

(6)	The Thompson S. Baker Living Trust owns 5,832 shares, as to which Edward L. Baker and John D. Baker II have shared voting and dispositive powers. The table attributes to Edward Baker 1,944 shares as to which he has a pecuniary interest and an additional 1,944 shares in which another person has a pecuniary interest. The remaining 1,944 shares in which John D. Baker II has a pecuniary interest are included in the shares shown for John D. Baker II.

(7)	Includes 517,657 shares owned by his wife’s living trust as to which John D. Baker II disclaims any beneficial interest.

(8)	Includes 27,648 shares owned by the wife and three minor children of Thompson S. Baker II, as to which Thompson S. Baker II disclaims any beneficial interest.

Florida Rock Director and Executive Officer Stock Options.  The following table sets forth information regarding outstanding stock options that have been issued to Florida Rock’s directors and executive officers as of July 12, 2007.

Shares Underlying Options					Unrealized Value(1)
	Exercisable		Unexercisable
		Weighted		Weighted
		Average		Average	Currently	Currently
	Number of	Exercise	Number of	Exercise	Exercisable	Unexercisable
Name and Title	Shares	Price	Shares	Price	Options	Options(2)	Total

Edward L. Baker	122,532	$18.53	57,750	$36.61	$5,939,126	$1,754,978	$7,694,104
Chairman
John D. Baker II	122,532	$18.53	57,750	$36.61	$5,939,126	$1,754,978	$7,694,104
President, CEO and Director
Thompson S. Baker II	81,550	$19.95	47,000	$37.07	$3,837,016	$1,406,176	$5,243,192
Vice President and Director
Alvin R. Carpenter	11,828	$47.71	0	—	$228,168	$0	$228,168
Director
Robert P. Crozer	8,828	$55.45	0	—	$150,429	$0	$150,429
Director
John A. Delaney	10,328	$49.96	0	—	$187,358	$0	$187,358
Director
J. Dix Druce, Jr.	11,828	$47.71	0	—	$228,168	$0	$228,168
Director
Luke E. Fichthorn III	11,828	$47.71	0	—	$228,168	$0	$228,168
Director
William P. Foley II	8,328	$46.79	0	—	$168,333	$0	$168,333
Director
George J. Hossenlopp	39,500	$25.12	38,500	$36.61	$1,654,185	$1,169,985	$2,824,170
President, Southern Concrete Group
Francis X. Knott	10,828	$47.34	0	—	$212,838	$0	$212,838
Director
John D. Milton, Jr.	246,250	$13.95	48,125	$36.61	$13,063,300	$1,462,482	$14,525,782
Executive Vice President, Treasurer, CFO and Director
William H. Walton, III	11,828	$47.71	0	—	$228,178	$0	$228,178
Director

(1)	Calculated based on the assumption that the director or officer will receive $67.00 per share minus the exercise price upon consummation of the Florida Rock merger (without giving effect to any tax withholding).

(2)	All currently unexercisable options will become fully vested and exercisable prior to, and as a result of, the merger.

Effective 10 days prior to the Election Date, all outstanding options to purchase shares of Florida Rock common stock that are unexercisable will become vested and fully exercisable. Therefore, the options shown above under the unexercisable column will become immediately exercisable. Options not exercised prior to the effective time of the Florida Rock merger shall be converted into the right to receive an amount, per optioned share, equal to $67.00, without interest, minus the applicable exercise price for the optioned share.

For additional information about the effect of the Florida Rock merger on stock options held by Florida Rock directors and executives, see “— Treatment of Stock Options and Other Equity-Based Awards” on page 59.

Management Security Plan.  Many of Florida Rock’s executive officers, including Edward L. Baker, John D. Baker II, and Thompson S. Baker II, participate in Florida Rock’s Management Security Plan which provides for annual payments to participants (or their beneficiaries) for a period of years following their retirement or death. In connection with the Merger, Florida Rock will amend its plan to provide that (i) the benefits of MSP Plan participants shall vest in full upon the closing of the Merger, and (ii) on January 1, 2008, Florida Rock will make a lump sum payment to such MSP Plan participants in an amount equal to the present value of such vested benefits (determined using reasonable actuarial assumptions and discount factors and subject to reduction to the extent such payments would be nondeductible under Section 280G of the Internal Revenue Code). In addition, Florida Rock will modify its supplemental executive retirement arrangement with John D. Milton, Jr. to provide for a lump sum payment to Mr. Milton of the benefit on January 1, 2008, and to calculate the benefit based on both full and partial calendar years. The benefit paid to Mr. Milton will be equal to $50,000, multiplied by the number of full and partial years contained in the period from January 1, 2004 to the closing date, plus an interest accrual of 6.5% per year. Each of the modifications described above was approved by the Compensation Committee of Florida Rock’s board of directors.

Profit Sharing and Deferred Earnings Plan.  Florida Rock’s executive officers, including Edward L. Baker, John D. Baker II, Thompson S. Baker II, John D. Milton, Jr. and George Hossenlopp, participate in the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan. Vulcan has agreed to contribute 10% of Florida Rock’s pre-tax profits for the period from October 1, 2006 through the completion of the merger (or September 30, 2007, if earlier), minus the amount of any matching employer contributions under the plan, to the profit sharing plan.

Annual Management Incentive Compensation Plan and Good To Great Incentive Bonus Program.  Florida Rock’s executive officers, including Edward L. Baker, John D. Baker II, Thompson S. Baker II, John D. Milton, Jr. and George Hossenlopp, participate in Florida Rock’s Annual Management Incentive Compensation Plan (the “MIC Plan”) and Good To Great Incentive Bonus Program (the “G2G Plan”). If the mergers are completed prior to September 30, 2007, Vulcan has agreed to pay bonuses under the MIC Plan and G2G Plan pro-rated to reflect the portion of the bonus period occurring prior to the completion of the mergers.

Severance Benefits to Executive Officers.  Under the terms of the Merger Agreement, certain executive officers, including John D. Milton, Jr., will be eligible to receive severance benefits in an amount equal to two times the executive’s base salary (subject to reduction to the extent that any payment would be nondeductible under Section 280G of the Internal Revenue Code) if, during the two years after the closing date of the mergers, Holdco terminates the executive other than for “cause” or the executive resigns for “good reason.” Executive officers who participate in the Management Security Plan are not eligible to receive severance benefits. Cause is generally defined as (i) conviction for commission of a felony, (ii) willful misconduct or gross negligence or material violation of policy resulting in material harm to Holdco, (iii) the repeated and continued failure by the executive to carry out, in all material respects, Holdco’s reasonable and lawful directions, or (iv) fraud, embezzlement, theft or material dishonesty. Good reason is generally defined as (i) a material reduction in compensation or benefits, (ii) a requirement that the executive relocate, or (iii) any material diminution in the executive’s duties, responsibilities, reporting obligations, title or authority. The Compensation Committee of Florida Rock’s board of directors has approved these severance arrangements.

Indemnification and Insurance.  The merger agreement provides that, upon completion of the mergers, Holdco will, to the fullest extent permitted by law, indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of Florida Rock and its subsidiaries. Florida Rock has entered into indemnification agreements with each of its directors and officers that require Florida Rock to indemnify and advance expenses to such indemnitees to the fullest extent permitted by Florida law.

In addition, as provided by the merger agreement, Florida Rock has purchased a six year run-off directors’ and officers’ liability insurance policy with respect to claims arising from facts or events that occurred on or before the completion of the mergers.

Interests of the Baker Shareholders.  On February 19, 2007, in connection with the execution of the merger agreement, Baker Holdings, L.P., Edward L. Baker Living Trust, Edward L. Baker, John D. Baker II Living Trust and Anne D. Baker Living Trust, which we refer to in this proxy statement/prospectus, collectively, as the Baker Shareholders, entered into a support agreement with Vulcan. The Baker Shareholders (except for the Anne D. Baker Living Trust) are controlled, directly or indirectly, by Edward L. Baker, Florida Rock’s Chairman, and John D. Baker II, Florida Rock’s President and CEO.

Pursuant to the support agreement, the Baker Shareholders agreed (1) to vote shares of Florida Rock common stock representing approximately 9.9% of the outstanding shares of Florida Rock (which we refer to in this proxy statement/prospectus as the specified shares) in favor of the approval of the merger agreement at the Florida Rock shareholders meeting and against any other transaction that could reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect the mergers and (2) to irrevocably elect to receive Holdco common stock in exchange for Florida Rock common shares representing approximately 30% of the Florida Rock common stock beneficially owned by Edward L. Baker, John D. Baker, II and Baker Holdings, L.P. in the Florida Rock merger, subject to proration like all Florida Rock shareholders.

The Baker Shareholders have also agreed not to transfer or otherwise dispose of the specified shares until the termination of the support agreement. The support agreement terminates upon the earlier to occur of the termination of the merger agreement or the effective date of the mergers.

As of the Florida Rock record date, the Baker Shareholders beneficially owned approximately [  %] of the outstanding shares of Florida Rock common stock. Further information about the support agreement can be found under “The Support Agreement” on page 70.

Shareholders Agreement.  On February 19, 2007, in connection with the execution of the merger agreement, the Baker Shareholders entered into a shareholders agreement with Vulcan and Holdco. Pursuant to the shareholders agreement, each Baker Shareholder agreed not to transfer any shares of Holdco common stock owned by such Baker Shareholder during a restrictive period, other than to certain permitted transferees. Generally, the restrictive period for each Baker Shareholder is three years, beginning on the effective date of the mergers; however, (i) solely with respect to John D. Baker, II, Florida Rock’s President and CEO, this restrictive period will extend for as long as he serves on the board of directors of Holdco, (ii) solely with respect to Edward L. Baker, Florida Rock’s Chairman, this restrictive period will terminate early upon his death and (iii) with respect to each Baker Shareholder, this restrictive period will terminate upon a “change of control” of Holdco, as defined in the stock option plan of Holdco.

Subject to limited exceptions, each Baker Shareholder also agreed, for a period of five years following the expiration of the restrictive period applicable to it (provided that the five-year period will terminate earlier at any time the Baker Shareholders and their affiliates own less than one percent of the outstanding shares of Holdco), to transfer any shares of Holdco common stock owned by such Baker Shareholder only if the transfer complies with applicable securities laws and (i) is to a permitted transferee, or (ii) such transfer complies with the “right of first refusal” procedures described below.

The shareholders agreement provides Holdco a right of first refusal which, during the period described in the paragraph above, requires each Baker Shareholder to give advance notice to Holdco of its desire to sell any shares of Holdco common stock. Following receipt of such notice, Holdco will have three business days to notify such Baker Shareholder stating whether Holdco will elect to purchase any shares. In the event Holdco does not elect to purchase all of the offered shares, the shares not purchased by Holdco may be sold by such Baker Shareholder in a broker transaction on the open market, subject to the same volume limitations as would be applicable to sales by an affiliate under Rule 144 of the Securities Act.

Each Baker Shareholder also agreed, until the expiration of the restrictive period applicable to it, to (i) vote its shares of Holdco common stock consistent with the recommendations of the Holdco board of directors, and (ii) not tender its shares of Holdco common stock in any tender offer opposed by the Holdco board of directors.

The shareholders agreement will automatically terminate if the merger agreement is terminated.

Sale of Property.  Subject to the approval of the independent directors of Florida Rock, the merger agreement permits, but does not require, Florida Rock to sell to Edward L. Baker and John D. Baker II (or their designee) certain property owned by a subsidiary of Florida Rock consisting of approximately 6,300 acres located in Suwannee and Columbia counties, Florida. This property contains a hunting lodge which Florida Rock currently uses for business entertainment purposes. The sale would take place immediately prior to the effective time of the Florida Rock merger. The purchase price for this property will be the average of two independent appraisals prepared by appraisers chosen by the independent directors of Florida Rock (and approved by Vulcan) and may be paid either in cash or Florida Rock common stock.

Patriot Transportation Holding, Inc.  Four of Florida Rock’s directors (Edward L. Baker, John D. Baker II, Thompson S. Baker II and Luke E. Fichthorn III) also are directors of Patriot Transportation Holding, Inc. (“Patriot”). Mr. Edward L. Baker serves as Chairman of both Florida Rock and Patriot. The four directors beneficially own approximately 45.9% of the common stock of Patriot. Florida Rock and a subsidiary of Patriot have established a joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. The Florida Rock merger will trigger a provision in the joint venture agreement which will give Patriot the right to exercise a put/call option by giving written notice to Florida Rock within 120 days after the closing of the Florida Rock merger, specifying a purchase/sale price. Upon receipt of the notice, Florida Rock may (i) elect to purchase the joint venture interest of Patriot’s subsidiary at the buy/sell price, (ii) elect to sell Florida Rock’s joint venture interest to Patriot’s subsidiary at the specified price, or (iii) make no election, in which case Florida Rock shall be deemed to have elected to purchase the joint venture interest of Patriot’s subsidiary at the specified price. Patriot’s subsidiary also leases a number of mining properties to Florida Rock under leases that will be unaffected by the mergers.

Holdco Director and Management Positions.  On the day following day following the completion of the mergers, the board of directors of Holdco will be expanded to include John D. Baker II, a director and the President and CEO of Florida Rock. Mr. Baker will be compensated in accordance with Holdco’s compensation arrangements with its non-employee directors. Thompson S. Baker II, a director of Florida Rock and currently Vice President of Florida Rock, is expected to become the President of the Florida Rock division of Holdco. The terms of Mr. Thompson Baker’s employment have not yet been established. For further information, see “— Board of Directors and Management After the Mergers” below.

Board of Directors and Management after the Mergers

Immediately following the mergers, the board of directors of Holdco will consist of the Vulcan directors as of the time of the mergers. On the day following the completion of the mergers, the board of directors of Holdco will be expanded to include John D. Baker II, Florida Rock’s current President and Chief Executive Officer and a director of Florida Rock. At that time, Holdco’s board of directors will be divided into three classes, with one class elected at each annual meeting to serve a three-year term.

Following the mergers, officers of Holdco will consist of the Vulcan officers as of the time of the Vulcan merger, except Thompson S. Baker II, a director and Vice President of Florida Rock, is expected to become president of Holdco’s new Florida Rock division.

Additional information about Holdco’s directors and officers may be found in Vulcan’s proxy statement for its 2007 annual meeting of shareholders attached as Annex H hereto.

Material United States Federal Income Tax Consequences

The following is a discussion of certain of the material United States federal income tax consequences of the mergers to U.S. holders (as defined below) of Florida Rock common stock. The discussion is the opinion of Weil, Gotshal & Manges LLP.

This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. This discussion assumes that the mergers will be completed in accordance with the terms of the merger agreement. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) as to the United States federal income tax consequences of the mergers, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a share of Florida Rock common stock that is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if, in general, the trust is subject to the supervision of a court within the United States, and one or more U.S. persons have the authority to control all significant decisions of the trust.

This discussion only addresses U.S. holders who hold shares of Florida Rock common stock as capital assets within the meaning of Section 1221 the Code.

This discussion does not purport to be a complete analysis of all potential tax effects of the mergers, and, in particular, does not address United States federal income tax considerations applicable to shareholders subject to special treatment under United States federal income tax law (including, for example, non-U.S. holders, brokers or dealers in securities, financial institutions, mutual funds, insurance companies, tax-exempt entities, holders who hold Florida Rock common stock as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy, holders who acquired Florida Rock common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, holders which are partnerships or other pass-through entities or investors in partnerships or other pass-through entities and U.S. holders liable for the alternative minimum tax). In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the mergers (whether or not such transactions occur in connection with the mergers), including, without limitation, any exercise of an option or the acquisition or disposition of shares of Florida Rock common stock other than pursuant to the mergers. Also, this discussion does not address United States federal income tax considerations applicable to holders of options or warrants to purchase Florida Rock common stock, or holders of debt instruments convertible into Florida Rock common stock. No information is provided herein with respect to the tax consequences of the mergers under applicable state, local or non-United States laws, or under any proposed Treasury regulations that have not taken effect as of the date of this proxy statement/prospectus.

HOLDERS OF FLORIDA ROCK COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGERS TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

The obligations of Florida Rock to consummate the Florida Rock merger are conditioned on the receipt of an opinion of its tax counsel, Weil, Gotshal & Manges LLP, dated the effective date of the mergers (“WGM Tax Opinion”), to the effect that the exchange of Florida Rock common stock and Vulcan common stock for Holdco common stock pursuant to the mergers, taken together, will be treated for United States federal income tax purposes as an exchange described in Section 351 of the Code. The obligations of Vulcan to consummate the Vulcan merger are conditioned on the receipt of an opinion of its tax counsel, Wachtell, Lipton, Rosen & Katz, dated the effective date of the mergers (“WLRK Tax Opinion” and together with the “WGM Tax Opinion,” the “Tax Opinions”), to the effect that (i) the exchange of Florida Rock common stock and Vulcan common stock for Holdco common stock pursuant to the mergers, taken together, will be treated for United States federal income tax purposes as an exchange described in Section 351 of the Code and (ii) the Vulcan merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Each of the Tax Opinions will be subject to customary qualifications and assumptions, including that the mergers will be completed according to the terms of the merger agreement. In rendering the Tax Opinions, each tax counsel may require and rely upon representations and assumptions, including those contained in the certificate of officers of Florida Rock, Vulcan and Holdco. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the mergers could differ from those described in the Tax Opinions. The Tax Opinions do not bind the IRS nor preclude the IRS from adopting a contrary position. Accordingly, there can be no assurance that the IRS will not challenge such conclusions or that a court will not sustain such a challenge. The remainder of this discussion assumes that the mergers, taken together, will be treated as an exchange described in Section 351 of the Code.

In the event that either Florida Rock or Vulcan waives this condition and there are any material adverse changes in the United States federal income tax consequences to the Florida Rock shareholders, we will inform you of this decision and ask you to vote on the mergers taking this into consideration.

United States Federal Income Tax Consequences to Florida Rock Shareholders

At the time that a U.S. holder makes an election to receive Holdco common stock, such holder will not know if, and to what extent, the proration procedures will alter the mix of the consideration to be received. As a result, the tax consequences to each U.S. holder will not be ascertainable with certainty until such holder knows the precise amount of Holdco common stock that will be received in the mergers.

Exchange of Florida Rock Common Stock Solely For Cash.  A U.S. holder who exchanges Florida Rock common stock solely for cash will recognize capital gain or loss, for United States federal income tax purposes, equal to the difference between the amount of cash received and such holder’s tax basis in the shares of Florida Rock common stock surrendered therefor. Such gain or loss will be long term capital gain or loss if, as of the effective time of the Florida Rock merger, the holding period for such Florida Rock common stock is more than one year.

Exchange of Florida Rock Common Stock Solely for Holdco Common Stock.  A U.S. holder who exchanges Florida Rock common stock solely for Holdco common stock will not recognize any gain or loss, for United States federal income tax purposes, upon the exchange. Such holder will have a tax basis in the Holdco common stock received equal to the tax basis of the Florida Rock common stock surrendered therefor, provided either that the Florida Rock common stock exchanged does not have a tax basis that exceeds its fair market value or, if it does, that a certain election to reduce the tax basis of the Holdco common stock received to its fair market value is not made. The holding period for the Holdco common stock received will include the holding period for the Florida Rock common stock surrendered therefor.

Exchange of Florida Rock Common Stock for a combination of Holdco Common Stock and Cash.  A U.S. holder who exchanges Florida Rock common stock for a combination of Holdco common stock and cash will recognize gain, but not loss, on the exchange. Subject to the discussion below regarding Section 304 of the Code, gain recognized will equal the lesser of the amount of cash received and the gain realized. The gain realized will be the excess of (i) the sum of the fair market value of Holdco common stock received and the amount of cash received over (ii) the holder’s tax basis in the Florida Rock common stock surrendered. For this purpose, a holder must calculate gain or loss separately for each identifiable block of shares of Florida Rock common stock that is surrendered in the exchange, and the holder may not offset a loss recognized on one block of the shares against gain recognized on another block of the shares. Subject to the discussion below regarding Section 304 of the Code, any gain recognized by such U.S. holder will generally be treated as capital gain. Any gain that is treated as capital gain will be long term capital gain if the holding period for shares of the Florida Rock common stock that are surrendered in the exchange is more than one year as of the effective time of the Florida Rock merger.

The aggregate tax basis of the Holdco common stock received by a U.S. holder will be equal to the aggregate tax basis of the shares of Florida Rock common stock surrendered in the exchange, decreased by the amount of cash received and increased by the amount of gain recognized, provided either that the Florida Rock common stock exchanged does not have a tax basis that exceeds its fair market value or, if it does, that a certain election to reduce the tax basis of the Holdco common stock received to its fair market value is not made. The holding period of the Holdco common stock received will include the holding period of the shares of Florida Rock common stock surrendered in exchange therefor.

Application of Section 304 of the Code.  The results described above may be altered if, contrary to expectations, Section 304 of the Code applies to the Florida Rock merger. Section 304 of the Code will apply to the Florida Rock merger if the Florida Rock shareholders, in the aggregate, own stock of Holdco possessing 50% or more of the total combined voting power or 50% or more of the total combined value of all classes of stock of Holdco, taking into account certain constructive ownership rules under the Code and, in the case of a Florida Rock shareholder who also owns Vulcan common stock, taking into account any Holdco common stock received by such Florida Rock shareholder in the Vulcan merger. In the unlikely event that Section 304 of the Code were to apply to the Florida Rock merger, the amount and character of income recognized by Florida Rock shareholders could be different. U.S. holders of Florida Rock common stock should consult their own tax advisors as to the amount and character of any income in the event that Section 304 of the Code applies to the Florida Rock merger.

Cash Instead of Fractional Shares.  Holdco and Florida Rock intend to take the position that the receipt of cash instead of a fractional share of Holdco common stock is treated as if the U.S. holder received the fractional share in the Florida Rock merger and then received the cash in redemption of the fractional share. Accordingly, the U.S. holder will generally recognize gain or loss equal to the difference between the amount of the cash received instead of the fractional share and the holder’s tax basis allocable to such fractional share.

Information on the Mergers to Be Filed with Florida Rock Shareholders’ Returns.  U.S. holders who receive Holdco common stock, and following the effective time of the mergers own Holdco common stock representing at least 5% of the total combined voting power or value of the total outstanding Holdco common stock, are required to attach to their tax returns for the year in which the mergers are consummated, and maintain a permanent record of, a complete statement that contains the information listed in Treasury Regulation Section 1.351-3T. Such statement must include their aggregate fair market value and tax basis in their Florida Rock common stock surrendered in the exchange.

Information Reporting and Backup Withholding.  Payments of cash pursuant to the Florida Rock merger will be subject to information reporting and backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) the recipient provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

A U.S. holder who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s United States federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Tax matters are very complicated, and the tax consequences of the mergers to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local, or foreign income or other tax consequences to you of the mergers.

Accounting Treatment

The mergers will be accounted for using the purchase method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” (FAS 141). Vulcan will be treated as the acquiring corporation for accounting and financial reporting purposes; accordingly, the historical financial statements of Vulcan will become the historical financial statements of Holdco. Under FAS 141, the purchase price paid by Vulcan, together with the direct costs of the mergers incurred by Vulcan, will be allocated to Florida Rock’s tangible and intangible assets and liabilities based on their estimated fair values, with any excess being treated as goodwill. The assets, liabilities and results of operations of Florida Rock will be consolidated into the assets, liabilities and results of operations of Vulcan as of the closing date of the mergers.

Regulatory Approvals

U.S. Antitrust Clearance.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the rules promulgated thereunder, the mergers may not be consummated until notification forms have been filed with the Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) and specified waiting period requirements have been satisfied. Vulcan and Florida Rock filed notification and report forms under the HSR Act with the FTC and the DOJ on March 12, 2007. On April 11, 2007, the DOJ issued a request for additional information and documentary material (referred to as a “Second Request”) which extends the waiting period until thirty days after the parties have substantially complied with this request. Both before and after the expiration of the waiting period, the FTC, the DOJ or a state attorney general retain the authority to take action under the antitrust laws, including seeking to enjoin the completion of the mergers, to rescind the mergers or to conditionally approve the mergers upon the divestiture of particular assets of Vulcan or Florida Rock. Private parties also may seek to take legal action under the antitrust laws under certain circumstances.

While we believe that we will receive the requisite regulatory approvals for the mergers, there can be no assurances regarding the timing of the approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. There can likewise be no assurance that regulatory authorities will not attempt to challenge the mergers on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result thereof. Our obligation to complete the mergers is conditioned upon the receipt of certain antitrust consents, approvals and actions of governmental authorities and the filing of certain antitrust and other notices with such authorities. See “The Merger Agreement — Conditions to Completion of the Mergers” beginning on page 61.

Florida Rock Shareholders Making Cash and Share Elections

Florida Rock shareholders will be receiving under separate cover a form of election for making cash and share elections. Any Florida Rock shareholder who became a Florida Rock shareholder after the record date, or who did not otherwise receive a form of election, should contact The Bank of New York or their broker, bank or other nominee to obtain a form of election. Florida Rock shareholders who vote against approving the merger agreement are still entitled to make elections with respect to their shares. The form of election allows holders of Florida Rock common stock to make cash or share elections for some or all of their Florida Rock shares. Florida Rock shares as to which the holder has not made a valid election prior to the election deadline will be treated as though no election had been made.

The U.S. federal income tax consequences of the Florida Rock merger to each Florida Rock shareholder will vary depending on whether the Florida Rock shareholder receives cash or shares of Holdco, or a combination of cash and shares, in exchange for his or her Florida Rock shares. However, at the time that a Florida Rock shareholder is required to make a cash or share election, the Florida Rock shareholder will not know if, and to what extent, the proration procedures will change the mix of consideration that he or she will receive in the Florida Rock merger. As a result, at the time that a Florida Rock shareholder is required to make a cash or share election, the Florida Rock shareholder will not know the tax consequences to him or her with certainty. For more information regarding the tax consequences of the Florida Rock merger to the Florida Rock shareholders, please see “— Material United States Federal Income Tax Consequences” beginning on page 51.

Exchange Agent.  The Bank of New York will serve as the exchange agent for purposes of effecting the election and proration procedures.

Election Deadline.  The election deadline will be 5:00 p.m., EDT, on (i) [          , 2007], the date of the special meeting, or (ii) two business days prior to the date of the completion of the Florida Rock merger if the completion of the Florida Rock merger is more than four business days following the special meeting. Vulcan and Florida Rock will publicly announce the anticipated election deadline at least five days prior to the anticipated completion date.

Shareholders who hold their shares in “street name” or through the Florida Rock Employee Stock Purchase Plan or the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan or The Arundel Corporation Profit Sharing and Savings Plan, which we refer to in this proxy statement/prospectus, collectively, as the “Florida Rock Plans,” may be subject to a deadline earlier than the general deadline of the date of the special meeting. Therefore, you should carefully read any materials you receive from your broker or the relevant plan trustee or administrator.

Form of Election.  The applicable form of election must be properly completed and signed and accompanied by:

•	certificates representing all of the Florida Rock shares covered by the form of election, duly endorsed in blank or otherwise in a form acceptable for transfer on Florida Rock’s books (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described in the form of election); or

•	a properly completed and signed notice of guaranteed delivery, as described in the instructions accompanying the form of election, from a firm which is a member of a registered national securities exchange or a commercial bank or trust company having an office or correspondent in the United States, provided that the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the notice of guaranteed delivery; or

•	if the Florida Rock shares are held in book-entry form, the documents specified in the instructions accompanying the form of election.

In order to make a cash or share election, the properly completed and signed form of election, together with one of the items described above, must be actually received by the exchange agent at or prior to the election deadline in accordance with the instructions in the instructions accompanying the form of election.

If Florida Rock shares are held in street name or in the Florida Rock Plans and the holder wishes to make an election, the holder should contact his or her bank, broker or other nominee, or the plan administrator or trustee, and follow the instructions provided.

Inability to Sell Shares as to which an Election is Made.  Shareholders who have made elections will be unable to sell their Florida Rock shares after making the election, unless the election is properly revoked before the election deadline or the merger agreement is terminated.

Election Revocation and Changes.  Generally, an election may be revoked or changed with respect to all or a portion of the Florida Rock shares covered by the election by the holder who submitted the applicable form of election, but only by written notice received by the exchange agent prior to the election deadline. If an election is revoked, or the merger agreement is terminated, and any stock certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the shareholder who submitted those certificates. Florida Rock shareholders will not be entitled to revoke or change their elections following the election deadline. As a result, Florida Rock shareholders who have made elections will be unable to revoke their elections or sell their Florida Rock shares during the interval between the election deadline and the date of completion of the mergers.

Florida Rock shares, as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-electing shares. If it is determined that any purported cash election or share election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Non-Electing Holders.  Florida Rock shareholders who make no election to receive cash consideration or share consideration in the Florida Rock merger, whose elections are not received by the exchange agent by the election deadline, or whose forms of election are improperly completed or are not signed will be deemed not to have made an election. Florida Rock shareholders not making an election in respect of their Florida Rock shares may receive cash consideration, share consideration, or cash consideration for some of their Florida Rock shares and share consideration for some of their Florida Rock shares, depending on elections that have been made by other Florida Rock shareholders. See “— Proration Procedures” below.

Pursuant to the support agreement, the Baker Shareholders agreed to irrevocably elect to receive Holdco common stock in exchange for Florida Rock common shares representing approximately 30% of the Florida Rock common stock beneficially owned by Edward L. Baker, John D. Baker II and Baker Holdings, L.P. in the Florida Rock merger, subject to proration like all Florida Rock shareholders. As of the Florida Rock record date, the Baker Shareholders owned approximately [           ] shares of Florida Rock common stock or approximately [     %] of the outstanding shares of Florida Rock common stock.

Proration Procedures.  Florida Rock shareholders should be aware that cash elections or share elections they make may be subject to the proration procedures provided in the merger agreement. Regardless of the cash or share elections made by Florida Rock shareholders, these procedures are designed to ensure that:

•	30% of the Florida Rock shares outstanding immediately prior to the effective time of the Florida Rock merger will be converted into the right to receive 0.63 of a share of Holdco common stock per share; and

•	70% of the Florida Rock shares outstanding immediately prior to the effective time of the Florida Rock merger will be converted into the right to receive cash consideration of $67.00 per share, without interest.

Florida Rock shareholders will receive cash in lieu of fractional shares, if any.

In addition, any share of Florida Rock common stock owned by Florida Rock or Fresno Merger Sub (which will be cancelled in the Florida Rock merger) or owned by Vulcan or any direct or indirect subsidiary of Florida Rock or Vulcan (other than Fresno Merger Sub), which will be exchanged for Holdco common stock in the mergers, will not be subject to these proration calculations. Set forth below is a description of the proration procedures, and the effects on Florida Rock’s shareholders, including those who fail to properly make a cash or share election, under certain alternative scenarios.

Scenario 1: More than 70% of Florida Rock Shares Elect to Receive Cash Consideration:

Florida Rock Shares Subject to Cash Elections.  Each Florida Rock shareholder who properly elected to receive cash consideration will receive cash consideration for only a pro rata portion of the Florida Rock shares for which he or she properly made a cash election. The Florida Rock shareholder will receive share consideration in the form of shares of Holdco (and cash in lieu of any fractional shares) for his or her remaining Florida Rock shares.

The precise number of Florida Rock shares for which a Florida Rock shareholder will receive cash consideration will be determined by multiplying the number of Florida Rock shares for which the shareholder properly made a cash election by a fraction with a numerator equal to 70% of the number of Florida Rock shares outstanding immediately prior to the completion of the Florida Rock merger and a denominator equal to the total number of Florida Rock shares for which cash elections are properly made by all Florida Rock shareholders.

EXAMPLE. Assume that 1,000,000 Florida Rock shares are outstanding at the time of the Florida Rock merger and Florida Rock shareholders make cash elections with respect to 800,000 Florida Rock shares and share elections with respect to 200,000 Florida Rock shares. If you own 100 Florida Rock shares and have made an effective cash election for all of those shares, you would receive cash consideration for 87.50 of your Florida Rock shares [100 ×((70% × 1,000,000)/800,000)] and share consideration (including cash in lieu of any fractional shares) for your remaining 12.50 Florida Rock shares.

Florida Rock Shares Subject to Share Elections.  Each Florida Rock shareholder who properly elected to receive share consideration will receive share consideration in the form of shares of Holdco for all of the Florida Rock shares for which he or she made a share election (including cash in lieu of any fractional shares).

Florida Rock Shares Subject to No Election.  Each Florida Rock shareholder who failed to properly make an election will receive share consideration in the form of shares of Holdco for all of the Florida Rock shares for which he or she made no election (including cash in lieu of any fractional shares).

Scenario 2: More than 30% of Florida Rock Shares Elect to Receive Share Consideration:

Florida Rock Shares Subject to Cash Elections.  Each Florida Rock shareholder who properly elected to receive cash consideration will receive cash consideration for all of the Florida Rock shares for which he or she made a cash election.

Florida Rock Shares Subject to Share Elections.  Each Florida Rock shareholder who properly elected to receive share consideration will receive share consideration in the form of shares of Holdco for only a pro rata portion of the Florida Rock shares for which he or she properly made a share election (including cash in lieu of any fractional shares). The shareholder will receive cash consideration for his or her remaining Florida Rock shares.

The precise number of Florida Rock shares for which a Florida Rock shareholder will receive share consideration will be determined by multiplying the number of Florida Rock shares for which the shareholder properly made a share election by a fraction with a numerator equal to 30% of the number of Florida Rock shares outstanding immediately prior to the effective time of the Florida Rock merger and a denominator equal to the total number of Florida Rock shares for which share elections are properly made by all Florida Rock shareholders.

EXAMPLE. Assume that 1,000,000 Florida Rock shares are outstanding at the time of the Florida Rock merger and Florida Rock shareholders make share elections with respect to 800,000 Florida Rock shares and cash elections with respect to 200,000 Florida Rock shares. If you own 100 Florida Rock shares and have made an effective share election for all of those shares, you would receive share consideration for 37.50 of your Florida Rock shares [100 × ((30% × 1,000,000)/800,000)] (including cash in lieu of any fractional shares) and cash consideration for your remaining 62.50 Florida Rock shares.

Florida Rock Shares Subject to No Election.  Each Florida Rock shareholder who failed to properly make an election for his or her shares will receive cash consideration for all of the Florida Rock shares for which he or she made no election.

Scenario 3: Less than 70% of Florida Rock Shares Elect to Receive Cash Consideration and Less than 30% of Florida Rock Shares Elect to Receive Share Consideration:

Florida Rock Shares Subject to Cash Elections.  Each Florida Rock shareholder who properly elected to receive cash consideration will receive cash consideration for all of the Florida Rock shares for which he or she made a cash election.

Florida Rock Shares Subject to Share Elections.  Each Florida Rock shareholder who properly elected to receive share consideration will receive share consideration in the form of shares of Holdco for all of the Florida Rock shares for which he or she made a share election (including cash in lieu of any fractional shares).

Florida Rock Shares Subject to No Election.  Each Florida Rock shareholder who failed to make an election will receive cash consideration for a portion of the Florida Rock shares for which he or she made no election and share consideration in the form of shares of Holdco for a portion of the Florida Rock shares for which he or she made no election.

The precise number of Florida Rock shares for which a Florida Rock shareholder will receive share consideration, including cash in lieu of fractional shares, will be determined by multiplying the number of Florida Rock shares for which the shareholder made no election by a fraction with a numerator equal to 30% of the number of Florida Rock shares outstanding immediately prior to the effective time of the Florida Rock merger less the number of Florida Rock shares for which Florida Rock shareholders, collectively, properly made share elections and a denominator equal to the total number of Florida Rock shares for which no elections were properly made by Florida Rock shareholders.

The precise number of Florida Rock shares for which a Florida Rock shareholder will receive cash consideration will be determined by multiplying the number of Florida Rock shares for which the shareholder made no election by a fraction with a numerator equal to 70% of the number of Florida Rock shares outstanding immediately prior to the effective time of the Florida Rock merger less the number of Florida Rock shares for which Florida Rock shareholders, collectively, properly made cash elections and a denominator equal to the total number of Florida Rock shares for which no elections were properly made by Florida Rock shareholders.

EXAMPLE. Assume that 1,000,000 Florida Rock shares are outstanding at the time of the Florida Rock merger and Florida Rock shareholders make cash elections with respect to 200,000 Florida Rock shares and share elections with respect to 200,000 Florida Rock shares. If you own 100 Florida Rock shares and have not made an effective cash election or share election for any of those shares, you would receive cash consideration for 83.33 of your Florida Rock shares [100 × (700,000-200,000)/600,000] and share consideration (including cash in lieu of any fractional shares) for 16.67 of your Florida Rock shares [100 × ((300,000-200,000)/600,000)].

None of Holdco, Vulcan or Florida Rock is making any recommendation as to whether Florida Rock shareholders should elect to receive cash consideration or share consideration in the Florida Rock merger. You must make your own decision with respect to such election. No guarantee can be made that you will receive the amount of cash consideration or share consideration you elect. As a result of the proration procedures and other limitations described in this proxy statement/prospectus and in the merger agreement, you may receive share consideration or cash consideration in amounts that are different from the amounts you elect to receive. Because the value of the share consideration and cash consideration may differ, you may receive consideration having an aggregate value less than that you elected to receive. Florida Rock shareholders should obtain current market quotations for Vulcan common stock and Florida Rock common stock in deciding what elections to make.

Exchange of Florida Rock Shares

As provided for in the merger agreement, Vulcan has appointed The Bank of New York as exchange agent (the “Exchange Agent”) for the purpose of:

•	receiving election forms;

•	determining in accordance with the merger agreement the merger consideration to be received by each holder of shares of Florida Rock common stock; and

•	exchanging the applicable merger consideration for certificates formerly representating shares of Florida Rock common stock or for Florida Rock shares represented by book-entry.

Promptly after the closing date of the mergers, the Exchange Agent will send to each record holder of Florida Rock common stock at the effective time of the Florida Rock merger who has not submitted an effective form of election a letter of transmittal and instructions for exchanging shares of Florida Rock common stock for the applicable merger consideration.

No Exchange of Vulcan Shares

Certificates representing shares of Vulcan common stock immediately prior to the Vulcan merger will from and after the Vulcan merger represent the same number of shares of Holdco common stock and the Exchange Agent will exchange by book-entry transfer all uncertificated shares of Vulcan common stock for the same number of shares of Holdco common stock. No new certificates representing shares of Holdco common stock will be issued in exchange for existing certificates representing shares of Vulcan common stock.

Treatment of Stock Options and Other Equity-Based Awards

Florida Rock Stock Options:  Effective at least 10 business days prior to the election date, Florida Rock will cause each option or other right to acquire Florida Rock common stock under any Florida Rock stock plan to become fully vested and exercisable. Florida Rock option holders who exercise their options and receive Florida Rock shares prior to the fourth business day prior to the election deadline may make elections with respect to such shares.

Upon the completion of the Florida Rock merger, each option to purchase shares of Florida Rock common stock will be converted into the right to receive, with respect to each share underlying such option, an amount in cash equal to the excess, if any, of (A) $67.00, without interest, over (B) the exercise price payable in respect of the share underlying such option, less any applicable withholding taxes.

Vulcan Stock Options and Other Equity-Based Awards:  All Vulcan stock options, stock appreciation rights, restricted stock units and other equity-based awards outstanding immediately before the Vulcan merger will remain unchanged, except that the shares underlying such awards will be shares of Holdco common stock rather than Vulcan common stock.

Effect on Stock Plans.  Shares available for issuance under the Florida Rock and Vulcan stock plans may still be used for grants of options and other awards under those plans with respect to shares of Holdco common stock following the merger, provided, that:

•	the number of shares available for grants under the Florida Rock and Vulcan stock plans is appropriately adjusted to reflect the mergers;

•	the stock plans and awards issued thereunder expire at the same time they would have expired absent the occurrence of the mergers; and

•	options and other awards granted under a Florida Rock stock plan after the mergers are not granted to individuals who were employed, immediately before the mergers, by Vulcan or any of its subsidiaries and options and other awards granted under a Vulcan stock plan after the mergers are not granted to individuals who were employed, immediately before the mergers, by Florida Rock or any of its subsidiaries.

Restrictions on Sales of Shares by Affiliates of Vulcan and Florida Rock

The shares of Holdco common stock to be issued in connection with the mergers will be registered under the Securities Act, and will be freely transferable under the Securities Act, except for shares of Holdco common stock issued to any person who is deemed to be an “affiliate” of Vulcan or Florida Rock at the time of the applicable special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of either Vulcan or Florida Rock and may include our executive officers and directors, as well as our significant shareholders. Affiliates may not sell their shares of Holdco common stock acquired in connection with the mergers except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

The merger agreement requires Florida Rock to use its reasonable best efforts to obtain from each person who is an affiliate of Florida Rock as soon as reasonably practicable and, in any event, prior to the special meeting, a written agreement to the effect that such person will not transfer any Holdco common stock issued to him or her in the Florida Rock merger except in compliance with the Securities Act.

This proxy statement/prospectus does not cover resales of Holdco common stock by affiliates of Vulcan, Florida Rock or Holdco.

Stock Exchange Listing of Holdco Common Stock; Delisting of Florida Rock Common Stock after the Florida Rock Merger

It is a condition to the Florida Rock merger that the shares of Holdco common stock to be issued in the mergers and Holdco common stock to be reserved for issuance in connection with the mergers shall have been authorized for listing on the New York Stock Exchange, upon official notice of issuance. If the Florida Rock merger is completed, Florida Rock common stock will cease to be listed on the New York Stock Exchange and will be deregistered under the Exchange Act.

No Appraisal Rights

Under the FBCA, Florida Rock shareholders are not entitled to appraisal rights in connection with the Florida Rock merger.

The Merger Agreement

The following summary describes the material provisions of the merger agreement and is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to, and is incorporated by reference in, this proxy statement/prospectus. The provisions of the merger agreement are extensive and not easily summarized. Accordingly, this summary may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully in its entirety for a more complete understanding of the merger agreement.

The merger agreement and this summary of its terms have been included with this proxy statement/prospectus to provide you with information regarding the terms of the merger agreement and are not intended to modify or supplement any factual disclosures about Vulcan or Florida Rock in our public reports filed with the SEC. In particular, the merger agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Vulcan or Florida Rock. The representations and warranties contained in the merger agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders.

Completion of the Mergers

Pursuant to the merger agreement, Virginia Merger Sub (a wholly owned subsidiary of Holdco) will merge with and into Vulcan and Fresno Merger Sub (a wholly owned subsidiary of Holdco) will merge with and into Florida Rock, with each of Vulcan and Florida Rock surviving as wholly owned subsidiaries of Holdco. In the mergers, each outstanding share of Vulcan common stock (other than shares owned by Vulcan) will be automatically converted into one share of Holdco common stock, and each outstanding share of Florida Rock common stock (other than shares owned by Florida Rock, Fresno Merger Sub, Vulcan or any direct or indirect wholly owned subsidiary of Vulcan or Florida Rock) will be converted into the right to receive, at the election of the holder, either $67.00 in cash, without interest, or 0.63 of a share of Holdco common stock, in either case subject to proration if the holders of more than 70% of Florida Rock common stock elect the cash consideration or more than 30% elect the stock consideration. See “— Florida Rock Shareholders Making Cash and Share Elections — Proration Procedures” beginning on page 56 for more information on how the proration procedures will work. Each share of Vulcan common stock owned by Vulcan will be cancelled without consideration. Each share of Florida Rock common stock owned by Florida Rock or Fresno Merger Sub will be cancelled without consideration. Each share of Florida Rock common stock owned by Vulcan or any direct or indirect wholly owned subsidiary of Florida Rock or Vulcan (other than Fresno Merger Sub) will be converted into the right to receive 0.63 of a share of Holdco common stock. The conversion of these shares is not subject to proration, and these shares will not be taken into consideration when determining the proration calculations. In addition, the merger agreement provides that in the event that Florida Rock’s representations in the merger agreement with respect to the number of shares of Florida Rock common stock outstanding and the number of shares of Florida Rock common stock underlying outstanding Florida Rock stock options collectively understate the amount of such shares of Florida Rock common stock and shares underlying Florida Rock stock options by 10,000 or more, the merger consideration and the exchange ratio shall be appropriately adjusted to provide to the holders of Florida Rock common stock and Vulcan common stock the same economic effect as contemplated by the merger agreement prior to such action.

For information on the treatment of Vulcan stock options, Vulcan stock appreciation rights, Vulcan restricted stock units and Florida Rock stock options, see “— Treatment of Stock Options and Other Equity-Based Awards” beginning on page 59.

The Florida Rock merger will be completed when Florida Rock files articles of merger with the Secretary of State of the State of Florida and the Vulcan merger will be completed when Vulcan files a certificate of merger with the Secretary of State of the State of New Jersey. The Vulcan merger will be effective one minute before the Florida Rock merger. Florida Rock and Vulcan expect to file the articles of merger and the certificate of merger as soon as practicable after the satisfaction or waiver of the closing conditions in the merger agreement, which are described below.

Conditions to Completion of the Mergers

Conditions to Florida Rock’s and Vulcan’s Obligations.  Florida Rock and Vulcan may not complete the mergers unless each of the following conditions is satisfied or waived:

•	the merger agreement has been approved by the affirmative vote of the holders of a majority of the outstanding shares of Florida Rock common stock;

•	the shares of Holdco common stock to be issued in the mergers and reserved for issuance in connection with the mergers have been authorized for listing on the New York Stock Exchange (the “NYSE”);

•	the waiting period applicable to the mergers under the HSR Act has been terminated or has expired and no governmental authority has required any action in connection with the transaction, except as would not, individually or in the aggregate, be reasonably expected to result in a material adverse effect on Vulcan, Florida Rock or Holdco, and all other regulatory approvals necessary for the completion of the mergers have been obtained and are in full force and effect;

•	the registration statement covering the Holdco shares has been declared effective by the SEC and is not subject to any stop order or proceedings seeking a stop order; and

•	no restraining order or injunction prohibiting completion of the mergers is in effect and completion of the mergers is not illegal under any applicable law, rule, regulation or order.

Florida Rock’s and Vulcan’s obligations to complete the mergers are also subject to the satisfaction or waiver of each of the following additional conditions:

•	truth and correctness of the representations and warranties of the other party, generally subject to any exceptions that have not had, and would not reasonably be expected to have, a material adverse effect on the other party after the mergers;

•	the other party’s performance in all material respects of all obligations that are required by the merger agreement to be performed on or prior to the closing date;

•	each of Vulcan’s and Florida Rock’s receipt of an opinion from its counsel to the effect that the exchange of Florida Rock common stock and Vulcan common stock for Holdco common stock pursuant to the mergers, taken together, will be treated for federal income tax purposes as a transaction described in Section 351 of the Code and, in the letter received by Vulcan, the additional opinion that the Vulcan merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; and

•	as to Vulcan’s obligation to complete the Vulcan merger only, absence of action with respect to the mergers taken by any court or government entity or any law, injunction, order or decree enacted, promulgated or issued with respect to the mergers by any court or other governmental entity in effect, other than the application of the waiting period provisions of the HSR Act and the waiting period or similar provisions of applicable antitrust laws, rules or regulations, that would reasonably be expected to result in a judgment that would have any of the following effects: (i) challenging or seeking to make illegal, to delay, or otherwise to restrain or prohibit the mergers, (ii) seeking to restrain or prohibit Vulcan’s or Holdco’s ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of Florida Rock and its subsidiaries, taken as a whole, or of Vulcan and its subsidiaries, taken as a whole, or (iii) seeking to compel Vulcan or Holdco or any of their respective subsidiaries to sell, hold separate, or otherwise dispose of any of its or Florida Rock’s business or assets or materially restricting the conduct of its or Florida Rock’s business if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Florida Rock.

For purposes of the merger agreement, the term “material adverse effect” means, with respect to either of Florida Rock and Vulcan, a material adverse effect on the financial condition, businesses or results of operations of such party and its subsidiaries taken as a whole. However, any change or event caused by or resulting from the following will not be deemed to have a material adverse effect:

•	changes in prevailing economic or market conditions or the securities, credit or financial markets in the United States or elsewhere, except to the extent those changes have a materially disproportionate effect on Florida Rock or Vulcan (as applicable) and their respective subsidiaries relative to other similarly situated participants in the industries in which Florida Rock and Vulcan operate;

•	changes or events affecting the industries in which Florida Rock and Vulcan operate generally, except to the extent those changes have a materially disproportionate effect on Florida Rock or Vulcan (as applicable) and their respective subsidiaries relative to other similarly situated participants in the industries in which Florida Rock and Vulcan operate;

•	changes in generally accepted accounting principles applicable to either of Florida Rock and Vulcan or their respective subsidiaries;

•	changes in laws, rules or regulations of general applicability or interpretations by any governmental entity;

•	the announcement of the merger agreement;

•	the impact of changes in the housing or commercial building markets in the State of Florida, whether occurring prior to or after the date of the merger agreement;

•	any weather-related or other force majeure event, except to the extent those events have a materially disproportionate effect on Florida Rock or Vulcan (as applicable) and their respective subsidiaries relative to other similarly situated participants in the industries in which Florida Rock and Vulcan operate; or

•	any developments, including adverse judgments, in the litigation matter pending in the federal district court for the Southern District of Florida in which the court has ruled that certain permits issued for the Lake Belt region of Florida, including the permit for Florida Rock’s Miami, Florida quarry, were invalidly issued.

Notwithstanding the foregoing, solely with respect to the parties’ agreement to use reasonable best efforts to consummate the mergers (see “Additional Agreements” below) and the absence of legal restraint as a condition to Vulcan’s obligation to complete the mergers (see “Conditions to Florida Rock’s and Vulcan’s Obligations” above), “material adverse effect” with respect to Florida Rock means a disposition or commitment to dispose of Vulcan or Florida Rock assets or businesses that, individually or in the aggregate, generated EBITDA (as defined in the merger agreement), equal to or greater than $18.5 million in 2006. If Vulcan swaps an asset or business of Florida Rock or Vulcan for an asset or business of a third-party, or agrees to effect such a swap, then in determining whether there has been a material adverse effect on Florida Rock’s aggregates business, to the extent that the EBITDA of the Vulcan or Florida Rock property so disposed of exceeds the EBITDA of the third party property received in return, the difference between the EBITDA of such properties shall be added to the total of disposed EBITDA, and to the extent that the EBITDA of the Vulcan or Florida Rock property so disposed of is less than the EBITDA of the third party property received in return, the difference between the EBITDA of such properties shall be subtracted from the total of disposed EBITDA. If Vulcan sells or otherwise disposes of a Vulcan asset or business pursuant to its covenant to use reasonable best efforts to consummate the mergers (other than swaps, which shall be treated as above), then the EBITDA for the corresponding asset or business of Florida Rock that is closest to the Vulcan asset or business so sold or disposed of shall be considered for purposes of determining whether there has been a material adverse effect on Florida Rock’s aggregates business.

Reasonable Best Efforts to Obtain Required Shareholder Vote.  Florida Rock has agreed to take all lawful action to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable following the date the registration statement covering the Holdco shares has been declared effective for the purpose of obtaining the required shareholder vote to approve the merger agreement. In addition, Florida Rock has agreed that it will use its reasonable best efforts to obtain from its shareholders the required shareholder vote in favor of approval of the merger agreement. Nothing in the merger agreement is intended to relieve Florida Rock of its obligation to submit the merger agreement to its shareholders for a vote on its approval.

No Solicitation of Alternative Transactions.  The merger agreement contains detailed provisions prohibiting Florida Rock from seeking an alternative transaction to the mergers. Under these “no solicitation” provisions, Florida Rock has agreed that neither it nor any of its subsidiaries may:

•	initiate, solicit, encourage or knowingly facilitate any inquires or the making of an acquisition proposal (as described below);

•	have any discussions with, or provide any confidential information or data to, any person relating to an acquisition proposal, or engage in any negotiations concerning an acquisition proposal, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal; or

•	approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any acquisition proposal or propose or agree to do any of the foregoing.

The merger agreement permits, prior to the required Florida Rock shareholder vote having been obtained, Florida Rock and its agents and representatives to make written inquiry to any person that has made a written acquisition proposal after the date of the merger agreement for the purpose of obtaining a written clarification of the terms and conditions of such proposal, and not in order to engage in any negotiation concerning such proposal, provided that Florida Rock promptly provides Vulcan a copy of such written inquiry and the response thereto.

For purposes of the merger agreement, the term “acquisition proposal” means any proposal or offer with respect to, or a transaction to effect, other than a proposal or offer made by Vulcan or an affiliate thereof:

•	a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Florida Rock or any of its significant subsidiaries, other than acquisitions permitted by the terms of the merger agreement;

•	any purchase or sale of 20% or more of the consolidated assets of Florida Rock and its subsidiaries (including stock of its subsidiaries), taken as a whole; or

•	any purchase or sale of, or tender or exchange offer for, the voting securities of Florida Rock that, if completed, would result in any person beneficially owning securities representing 20% or more of its total voting power or of the total voting power of the surviving parent entity in the transaction, or any of its significant subsidiaries.

The merger agreement permits Florida Rock or its board of directors to comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act, with regard to any acquisition proposal that Florida Rock may receive.

Notwithstanding the restrictions described above, if Florida Rock receives an unsolicited bona fide written acquisition proposal prior to its shareholder meeting to vote on the merger agreement, it may engage in discussions with or provide nonpublic information to the person making that acquisition proposal if and only to the extent that:

•	the Florida Rock shareholders meeting has not occurred;

•	Florida Rock has complied in all material respects with the restrictions on the solicitation of acquisition proposals described above;

•	the board of directors of Florida Rock, after consultation with outside legal counsel, determines in good faith that failure to take such action would be inconsistent with the board’s fiduciary duties under applicable law;

•	the board of directors of Florida Rock, after consultation with outside legal counsel and financial advisors, concludes in good faith that there is a reasonable likelihood that the acquisition proposal constitutes or is reasonably likely to result in a superior proposal (as described below); and

•	prior to providing confidential information, Florida Rock enters into a confidentiality agreement with the person making the inquiry or proposal having terms that are no less favorable to the party providing the information than those in the specified confidentiality agreement between Vulcan and Florida Rock.

In addition, if Florida Rock receives an unsolicited bona fide written acquisition proposal prior to its shareholder meeting to vote on the merger agreement, it may withdraw or change its recommendation in favor of approving the merger agreement if and only to the extent that:

•	the Florida Rock shareholders meeting has not occurred;

•	Florida Rock has complied in all material respects with the restrictions on the solicitation of acquisition proposals described above;

•	the board of directors of Florida Rock, after consultation with outside counsel, determines in good faith that the failure to take such action would be inconsistent with the board’s fiduciary duties under applicable law;

•	the board of directors of Florida Rock, after consultation with its outside legal counsel and financial advisors, concludes in good faith that the acquisition proposal constitutes or is reasonably likely to result in a superior proposal (as described below);

•	Florida Rock provides Vulcan at least four business days advance notice of its intention to change its recommendation, specifies the material terms and conditions of the superior proposal, provides the identity of the party making the proposal and furnishes Vulcan with material documents (such four business days advance notice to be given again if there is any significant revision to the superior proposal); and

•	prior to withdrawing or making a change in recommendation, Florida Rock negotiates with Vulcan in good faith to make adjustments to the merger agreement such that the acquisition proposal would no longer constitute a superior proposal.

For purposes of the merger agreement, “superior proposal” means a bona fide written acquisition proposal made to Florida Rock for a merger or other business combination to acquire 100% of the assets or voting power of Florida Rock that the board of directors of Florida Rock concludes in good faith, after consultation with its financial and legal advisors, taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal (including any break up fees, expense reimbursement and conditions to closing):

•	is more favorable to the shareholders of Florida Rock from a financial point of view than the mergers; and

•	is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

Florida Rock has agreed in the merger agreement that it will:

•	notify Vulcan as promptly as practicable of any acquisition proposal or any request for nonpublic information relating to Florida Rock by any third party considering making, or that has made, an acquisition proposal, of the identity of such third party, the material terms and conditions of any inquiries, proposals or offers, update on the status of the terms of any such proposals, offers, discussions or negotiations on a current basis, and furnish copies of any information provided to such third party;

•	immediately terminate any activities, discussions or negotiations existing as of the date of the merger agreement with any parties conducted before that date with respect to any acquisition proposal;

•	not release any third party from, or waive any provisions of, any confidentiality or standstill agreement relating to a possible acquisition proposal; and

•	use reasonable best efforts to inform its and its subsidiaries’ respective directors, officers and key employees of the foregoing restrictions in the merger agreement.

Nothing contained in the above-described “no solicitation” provisions of the merger agreement will permit either of Florida Rock and Vulcan to terminate the merger agreement or affect any of their respective other obligations under the merger agreement. Florida Rock shall not submit to the vote of its shareholders any acquisition proposal other than the Florida Rock merger prior to the termination of the merger agreement.

Termination.  Florida Rock and Vulcan may terminate the merger agreement at any time prior to the completion of the mergers, whether before or after Florida Rock shareholders have approved the merger agreement, by mutual written consent.

In addition, either Florida Rock or Vulcan may terminate the merger agreement by written notice to the other party:

•	if any governmental entity of competent jurisdiction:

•	that must grant a regulatory approval under applicable laws has denied approval of the mergers and the denial has become final and non-appealable; or

•	issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting either of the mergers, and the order, decree, ruling or other action has become final and non-appealable;

except that this right to terminate will not be available to a party whose failure to comply with the merger agreement has been the cause of, or resulted in, that action;

•	if both mergers are not completed on or before November 19, 2007, except that this right to terminate will not be available to a party whose failure to comply with any provision of the merger agreement was the cause of, or resulted in, the failure of the mergers to be completed by that date;

•	the other party is in breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach would prevent satisfaction by the other party of the relevant closing condition and the breach is not cured within 30 days of written notice of the breach or, by its nature, cannot be cured within that time period; or

•	if the Florida Rock shareholders do not approve the merger agreement at the Florida Rock shareholders meeting.

In addition, Vulcan may terminate the merger agreement by written notice to Florida Rock if:

•	the board of directors of Florida Rock fails to make or effects a change in its recommendation that the Florida Rock shareholders vote in favor of the approval of the merger agreement or takes any other action inconsistent with that recommendation that is adverse to Vulcan in any material respect;

•	Florida Rock breaches its obligation to hold its shareholders meeting to vote on approval of the merger agreement or to prepare and mail to Florida Rock shareholders the proxy statement/prospectus; or

•	Florida Rock materially breaches the “no solicitation” provisions described above.

Termination Fees.  The merger agreement provides that Florida Rock will be required to pay a termination fee to Vulcan of $135 million in each of the following circumstances:

•	if Vulcan terminates the merger agreement due to (1) the failure of Florida Rock’s board of directors to recommend that Florida Rock shareholders vote in favor of approval of the merger agreement, or the withdrawal or change in Florida Rock’s board of directors’ recommendation that Florida Rock shareholders vote in favor of approval of the merger agreement, in each case that is adverse in any material respect to Vulcan or (2) the material breach by Florida Rock of its obligation under the merger agreement to call a meeting of, and use its reasonable best efforts to obtain approval by, Florida Rock shareholders of the merger agreement, including failure to prepare and mail the proxy statement/prospectus to shareholders, then Florida Rock must pay the termination fee on the second business day following termination;

•	if (1) Vulcan terminates the merger agreement because of the material breach of Florida Rock of the “no solicitation” restrictions described above, or either of Florida Rock and Vulcan terminates the merger agreement because the approval of the merger agreement by the Florida Rock shareholders was not obtained at the Florida Rock shareholders meeting, (2) a competing acquisition proposal for 50% or more of the assets or voting power of Florida Rock was publicly announced at or before the date of Florida Rock shareholders meeting and (3) within 12 months after this termination of the merger agreement, Florida Rock or any of its subsidiaries enters into a definitive agreement for, or completes, an acquisition proposal for 50% or more of the assets or voting power of Florida Rock, then Florida Rock must pay the termination fee on the second business day following such execution or consummation; and

•	if (1) either of Florida Rock and Vulcan terminates the merger agreement because both mergers have not been completed by November 19, 2007, or Vulcan terminates the merger agreement because of a breach by Florida Rock that causes a condition to the Florida Rock merger to not be satisfied, (2) a competing acquisition proposal for 50% or more of the assets or voting power of Florida Rock was publicly announced before the merger agreement was terminated and (3) within 12 months after this termination of the merger agreement, Florida Rock or any of its subsidiaries enters into a definitive agreement for, or completes, an acquisition proposal for 50% or more of the assets or voting power of Florida Rock, then Florida Rock must pay the termination fee on the second business day following such execution or consummation.

Certain Termination Expenses.  If Florida Rock fails to pay all amounts due to Vulcan on the specified dates, then it must also pay Vulcan’s expenses from actions taken to collect the unpaid amounts, including interest on the unpaid amounts and the additional expenses, calculated at the prevailing market rate.

Conduct of Business Pending the Mergers.  Under the merger agreement, Florida Rock has agreed that, during the period before completion of the mergers, except as expressly contemplated or permitted by the merger agreement, or to the extent that Vulcan consents in writing (which consent shall not be arbitrarily withheld or arbitrarily delayed), Florida Rock and its subsidiaries will carry on their respective businesses in the usual, regular and ordinary course consistent with past practice, and will use all reasonable efforts to preserve intact their present business organizations, maintain their rights and authorizations and preserve their relationships with customers, suppliers and others so that their goodwill and ongoing businesses are not impaired in any material respect. Florida Rock has agreed not to, and not to permit its subsidiaries to:

•	enter into any new material line of business;

•	change its or its subsidiaries’ operating policies in any respect that is material to Florida Rock, except as required by law or policies of a governmental entity;

•	incur or commit to any capital expenditures or any obligations or liabilities in connection with capital expenditures, other than in the ordinary course of business consistent with past practice within specified limits;

•	enter into or amend any agreement between Florida Rock or any of its subsidiaries, on one hand, and, on the other hand, any (A) present or former officer or director of Florida Rock or any of its subsidiaries or any or such officer’s or director’s immediate family members, (B) record or beneficial owner of more than 5% of the Florida Rock common stock or (C) any affiliate of such officer, director or owner since September 30, 2005; or

•	enter into, terminate or change any material leases, contracts or agreements except in the ordinary course of business consistent with past practice.

In addition to the above-described agreements regarding the conduct of business generally, Florida Rock has agreed with respect to itself and its subsidiaries to various additional specific restrictions relating to the conduct of its business during the period before completion of the mergers, including with respect to the following (subject to certain exceptions specified in the merger agreement):

•	the repurchase, redemption or other acquisition any shares of its capital stock;

•	the amendment of the restated articles of incorporation or restated bylaws of Florida Rock;

•	the acquisition or disposition of assets;

•	the incurrence or the guarantee of indebtedness;

•	the taking of actions that would result, or would reasonably be expected to result, in the inability to obtain the required regulatory approvals;

•	the adoption of changes in accounting methods, any material tax election or annual tax period, the filing of any material amended tax return, the entering into of any closing agreement with respect to a material amount of taxes, the settlement of any material tax claim or the surrender of any right to claim a refund of a material amount of taxes;

•	changes in employee benefit plans and compensation of its directors, executive officers and employees;

•	the settling or compromise of any material litigation for amounts in excess of a specified limit;

•	the purchase of any policies of directors’ and officers’ liability insurance, except to the extent permitted by the merger agreement; and

•	the restriction of any party from conducting, after the closing, any line of business in any geographic area.

In addition to the above agreements of Florida Rock, each of Florida Rock and Vulcan has agreed with respect to itself and its subsidiaries to various additional specific restrictions relating to the conduct of its businesses, including the following (in each case subject to exceptions specified in the merger agreement):

•	the declaration or payment of dividends and changes in capital stock, except that each of Florida Rock and Vulcan may pay its regular quarterly cash dividend on dates consistent with past practice in an amount per share no greater than the most recent quarterly dividend declared by the applicable company prior to execution of the merger agreement, which was $0.46 per share for Vulcan and $0.15 per share for Florida Rock;

•	the combination, splitting or reclassifying of capital stock;

•	the issuance or sale of capital stock, voting debt or other equity interests;

•	the acquisition of assets or other entities;

•	the taking of actions that would reasonably be expected to prevent (1) the exchange of Florida Rock common stock and Vulcan common stock for Holdco common stock pursuant to the mergers, taken together, from qualifying as a transaction described in Section 351 of the Code or (2) the Vulcan merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

•	the liquidation or recapitalization of either of Florida Rock or Vulcan or its significant subsidiaries.

Governance.  As a result of the mergers, shareholders of Vulcan and shareholders of Florida Rock who receive stock will become shareholders of Holdco. The certificate of incorporation and by-laws of Holdco will be amended so that following the mergers they contain provisions substantially identical to the restated certificate of incorporation and restated by-laws of Vulcan. More information about the restated certificate of incorporation and restated by-laws of Holdco that will be in effect immediately after the mergers are completed can be found in the section “Comparison of Shareholder Rights” beginning on page 87.

Immediately following the mergers, the board of directors of Holdco will consist of the Vulcan directors as of the time of the mergers. On the day following the completion of the mergers, the board of directors of Holdco will be expanded to include John D. Baker II, Florida Rock’s current President and Chief Executive Officer and a director of Florida Rock. In the merger agreement, Florida Rock and Vulcan agreed that the officers of Vulcan at the time of the Vulcan merger will be the officers of Holdco at the time of the Vulcan merger.

Additional Agreements.  Florida Rock and Vulcan have agreed to cooperate with each other and to use reasonable best efforts to:

•	take all actions necessary under the merger agreement and applicable laws to consummate the mergers as soon as practicable; and

•	as promptly as practicable, (1) make the appropriate filings pursuant to the HSR Act and other applicable laws and (2) supply any information or materials required by these laws or applicable regulatory authorities;

except that no party is required to take any action that is not conditional on the consummation of the mergers and Vulcan is not required to take any action that would reasonably be expected to result in a material adverse effect on Florida Rock.

The merger agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, consultation regarding transition matters, access to information, notice of specified matters and public announcements.

Benefits Matters.  Following the mergers, Florida Rock’s employees who are hired by Vulcan will be offered participation and coverage under employee benefit plans (other than defined benefit retirement plans) that are substantially similar, on an aggregate basis, to the plans generally in effect for similarly situated employees of Vulcan. Employees will receive credit for past service with Florida Rock.

Amendment, Extension and Waiver.  We may amend the merger agreement by action taken or authorized by Florida Rock’s and Vulcan’s respective boards of directors, at any time before or after approval of the merger agreement by the shareholders of Florida Rock. After approval of the merger agreement by the shareholders of Florida Rock, no amendment may be made that by law requires further approval by those shareholders, unless we obtain that further approval. All amendments to the merger agreement must be in writing signed by all of the parties thereto.

At any time before the completion of the mergers, Florida Rock and Vulcan may, by written action taken or authorized by their respective boards of directors, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts provided for in the merger agreement;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

Fees and Expenses.  Whether or not the mergers are completed, all costs and expenses incurred in connection with the merger agreement and the mergers will be paid by the party incurring the expense, except as otherwise provided in the merger agreement (see “Certain Termination Expenses” above) and except that:

•	if the mergers are completed, the surviving corporations will pay any property or transfer taxes imposed on either party in connection with the mergers; and

•	all expenses and fees incurred in connection with the filing, printing and mailing of this proxy statement/prospectus and the registration statement of which it is a part will be shared equally by Vulcan and Florida Rock.

Representations and Warranties.  The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to Vulcan or Florida Rock in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the merger agreement or such other date or dates as may be specified in the merger agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

The representations and warranties made by both Florida Rock and Vulcan relate to, among other things:

•	corporate organization and similar corporate matters;

•	capital structure;

•	authorization of the merger agreement and absence of conflicts;

•	documents filed with the SEC, financial statements included in those documents and regulatory reports filed with governmental entities;

•	absence of material undisclosed liabilities;

•	information supplied in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	compliance with applicable laws and reporting requirements;

•	legal proceedings;

•	taxes;

•	subsidiaries;

•	absence of certain changes or events;

•	board approval and applicable state takeover laws;

•	environmental matters; and

•	brokers and finders.

Additional representations and warranties made only by Florida Rock relate to, among other things:

•	material agreements;

•	employee benefits matters;

•	the shareholder vote required to approve the merger agreement;

•	ownership of properties;

•	intellectual property;

•	labor and employment matters;

•	insurance;

•	customers;

•	related-party transactions;

•	plant and equipment; and

•	opinion of Florida Rock’s financial advisor.

Amendment of the Merger Agreement

The merger agreement was amended on April 9, 2007, for the purpose of providing that certificates representing shares of Vulcan common stock immediately prior to the Vulcan merger will from and after the Vulcan merger represent the same number of shares of Holdco common stock. Consequently, no new certificates representing shares of Holdco common stock will be issued in exchange for existing certificates representing shares of Vulcan common stock.

The Support Agreement

This section of the proxy statement/prospectus describes the material terms of the support agreement. The following summary is qualified in its entirety by reference to the complete text of the support agreement, which is incorporated by reference and attached as Annex B to this proxy statement/prospectus. We urge you to read the full text of the support agreement.

On February 19, 2007, in connection with the execution of the merger agreement, Baker Holdings, L.P., Edward L. Baker Living Trust, Edward L. Baker, John D. Baker II Living Trust and Anne D. Baker Living Trust, which we refer to in this proxy statement/prospectus, collectively, as the Baker Shareholders, entered into a support agreement with Vulcan. The Baker Shareholders (except for the Anne D. Baker Living Trust ) are controlled, directly or indirectly, by Edward L. Baker, Florida Rock’s Chairman, and John D. Baker II, Florida Rock’s President and CEO.

Pursuant to the support agreement, the Baker Shareholders agreed (1) to vote shares of Florida Rock common stock representing approximately 9.9% of the outstanding shares of Florida Rock, which we refer to in this proxy statement/prospectus as the specified shares, in favor of approval of the merger agreement at the Florida Rock shareholders meeting and against any other transaction and (2) to irrevocably elect to receive Holdco common stock in exchange for shares of Florida Rock common stock representing approximately 30% of the Florida Rock common stock beneficially owned by Edward L. Baker, John D. Baker II and Baker Holdings, L.P. in the Florida Rock merger, subject to proration like all Florida Rock shareholders.

The Baker Shareholders have also agreed not to transfer or otherwise dispose of the specified shares until the termination of the support agreement. The support agreement terminates upon the earlier to occur of the termination of the merger agreement or the effective date of the mergers.

The Shareholders Agreement

This section of the proxy statement/prospectus describes the material terms of the shareholders agreement. The following summary is qualified in its entirety by reference to the complete text of the shareholders agreement, which is incorporated by reference and attached as Annex C to this proxy statement/prospectus. We urge you to read the full text of the shareholders agreement.

On February 19, 2007, in connection with the execution of the merger agreement, Baker Holdings, L.P., Edward L. Baker Living Trust, Edward L. Baker, John D. Baker II Living Trust and Anne D. Baker Living Trust, which we refer to in this proxy statement/prospectus, collectively, as the Baker Shareholders, entered into a shareholders agreement with Vulcan and Holdco. The Baker Shareholders (except for the Anne D. Baker Living Trust) are controlled, directly or indirectly, by Edward L. Baker, Florida Rock’s Chairman, and John D. Baker II, Florida Rock’s President and CEO.

Pursuant to the shareholders agreement, each Baker Shareholder agreed not to transfer any shares of Holdco common stock owned by such Baker Shareholder during a restrictive period, other than to certain permitted transferees (consisting of, with respect to each Baker Shareholder, Baker Investment Holdings, Inc., such Baker Shareholder’s spouse or lineal descendents (whether natural or adopted), sibling, parent, heir, executor, administrator, testamentary trustee, legatee or beneficiary, or, in the case of Baker Holdings, L.P., any other Baker Shareholder, Sarah Porter or the spouse or lineal descendent (whether natural or adopted), sibling, parent, heir, executor, administrator, testamentary trustee, legatee or beneficiary of any other Baker Shareholder or Sarah Porter, or any trust, the beneficiaries of which (or any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which) include only permitted transferees or a foundation or similar entity established by a Baker Shareholder for the purpose of charitable goals, provided that the Baker Shareholder effecting the transfer retains control over the voting and disposition of the Holdco shares and provided that the transferee executes and delivers to Holdco such documentation as is reasonably requested by Holdco to reflect that the transferee is fully bound by the Shareholder Agreement). Generally, the restrictive period for each Baker Shareholder is three years beginning on the effective date of the mergers, however, (i) solely with respect to John D. Baker II, Florida Rock’s President and CEO, this restrictive period will be extended for as long as he serves on the board of directors of Holdco, (ii) solely with respect to Edward L. Baker, Florida Rock’s Chairman, this restrictive period will terminate early upon his death and (iii) with respect to each Baker Shareholder, this restrictive period will terminate upon a “change of control” of Holdco, as defined in the stock option plan of Holdco.

Subject to limited exceptions, each Baker Shareholder also agreed, for a period of five years following the expiration of the restrictive period applicable to it (provided that the five year period will terminate earlier at any time the Baker Shareholders and their affiliates own less than one percent of the outstanding shares of Holdco), to transfer any shares of Holdco common stock owned by such Baker Shareholder only if the transfer complies with applicable securities laws and (i) is to a permitted transferee, or (ii) such transfer complies with the “right of first refusal” procedures described below.

The shareholders agreement provides Holdco a right of first refusal which, during the period described in the paragraph above, requires each Baker Shareholder to give advance notice to Holdco of its desire to sell any shares of Holdco common stock. Following receipt of such notice, Holdco will have three business day to notify such Baker Shareholder stating whether Holdco will elect to purchase any shares. In the event Holdco does not elect to purchase all of the offered shares, the shares not purchased by Holdco may be sold by such Baker Shareholder in a broker transaction on the open market, subject to the same volume limitations as would be applicable to sales by an affiliate under Rule 144 of the Securities Act.

Each Baker Shareholder also agreed, until the expiration of the restrictive period applicable to it, to (i) vote its shares of Holdco common stock consistent with the recommendations of the Holdco board of directors and (ii) not tender its shares of Holdco common stock in any tender offer opposed by the Holdco board of directors.

The shareholders agreement will automatically terminate if the merger agreement is terminated.

Holdco Restated Certificate of Incorporation and Restated By-laws

Upon completion of the mergers, the restated certificate of incorporation of Holdco will be substantially in the form set forth in Annex E to this proxy statement/prospectus, and the restated by-laws of Holdco will be substantially in the form set forth in Annex F to this proxy statement/prospectus. For a summary of the material provisions of Holdco’s restated certificate of incorporation and restated by-laws, see the section entitled “Comparison of Shareholder Rights” beginning on page 87.

Financing

Vulcan currently anticipates arranging approximately $4.0 billion of new financing in connection with the mergers. Vulcan has secured a commitment for a $4.0 billion bridge facility from Bank of America, N.A., Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association. Vulcan also anticipates arranging approximately $2.0 billion in syndicated bank credit facilities. The syndicated bank credit facilities will reduce the amount of the bridge, and are anticipated to be used as back-up liquidity for Vulcan’s commercial paper program and for general corporate purposes. In order to pay the cash portion of the merger consideration to Florida Rock shareholders (including the associated direct transaction costs), Vulcan expects to borrow under the bridge facility and/or issue commercial paper and/or syndicated bank credit facilities for the full amount needed (approximately $3.3 billion). The remaining $0.7 billion available under the new financing arrangements will effectively replace $750 million of Vulcan’s existing credit facilities. Vulcan had short-term borrowings of approximately $240 million outstanding at March 31, 2007. After closing, Vulcan expects to issue approximately $2.0 billion of primarily fixed rate debt at maturities ranging from 3 to 30 years and repay outstanding loans and reduce commitments under the bridge facility with proceeds of such debt. Any additional commercial paper issued or borrowings drawn under the bridge facility or the syndicated credit facilities will be used to fund working capital requirements or for general corporate purposes. The foregoing description of Vulcan’s financing plans is preliminary and subject to change.

Legal Proceedings Relating to the Mergers

Florida Rock and the members of its board of directors were named in a purported shareholder class action complaint filed in Florida state court (the Duval County Circuit Court) on March 6, 2007, captioned Dillinger v. Florida Rock, et al., Case No. 16-20007-CA-001906. The complaint seeks to enjoin the mergers, and alleges, among other things, that the directors have breached their fiduciary duties owed to Florida Rock shareholders by attempting to sell Florida Rock to Vulcan for an inadequate price.

HOLDCO UNAUDITED PRO FORMA COMBINED RESERVES DATA

The table below presents pro forma combined estimated aggregates reserve life data based upon Vulcan’s historical reserve data as of December 31, 2006 and Florida Rock’s historical reserve data as of September 30, 2006. The aggregates reserve life data is presented by Vulcan’s historical regional divisions, with the exception of Florida Rock’s aggregates facilities in the state of Florida, which are presented as another regional division. Florida Rock’s aggregates facilities outside the state of Florida have been grouped with the appropriate Vulcan historical regional division, and Vulcan’s aggregates facilities inside the state of Florida have been grouped in the Florida division.

	Estimated Years of Life(1)
	Vulcan	Florida Rock	Pro Forma
	Historical	Historical	Combined

By Region:
Mideast	57	16	51
Midsouth	62	41	61
Midwest	42		42
Southeast	45	46	45
Southern and Gulf Coast	41	90	43
Southwest	43		43
Western	18		18
Florida	9	25	23
Total	44	31	42

(1)	Estimated years of life of aggregates reserves are based on an average, by regional division, of a combination of actual annual production over the most recent three-year period and budgeted production for the 2007 fiscal year. The total pro forma combined estimated years of life is based on an average annual production of 302 million tons.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Shares of Vulcan common stock and Florida Rock common stock are each listed and principally traded on the NYSE. Vulcan common stock is listed for trading under the symbol “VMC” and Florida Rock common stock is listed for trading under the symbol “FRK.” The following table sets forth, for the periods indicated, the high and low sales prices per share of Vulcan common stock and Florida Rock common stock, in each case as reported on the consolidated tape of the NYSE, and the cash dividends per share of common stock, as reported, respectively, in Vulcan’s and Florida Rock’s Annual Report on Form 10-K with respect to the years 2004, 2005 and 2006, and thereafter as reported in published financial sources. Vulcan and Florida Rock have different fiscal year and quarter ends. Accordingly, the comparative per share market price and dividend information below reflects the Vulcan fiscal years ended December 31, 2004, 2005 and 2006, and the Florida Rock fiscal years ended September 30, 2004, 2005 and 2006.

	Vulcan Common Stock			Florida Rock Common Stock
	Market Price			Market Price
	High	Low	Dividends	High	Low	Dividends

2004
First quarter	$50.53	$45.65	$0.26	$26.67	$21.91	$0.11
Second quarter	48.78	41.94	0.26	30.33	24.10	0.11
Third quarter	51.18	44.30	0.26	28.81	23.93	0.11
Fourth quarter	55.53	46.85	0.26	33.53	26.50	0.80
2005
First quarter	$59.67	$52.36	$0.29	$39.90	$30.53	$0.13
Second quarter	65.99	52.36	0.29	43.80	36.17	0.13
Third quarter	74.55	64.04	0.29	49.21	36.00	0.15
Fourth quarter	76.31	60.72	0.29	64.62	48.16	0.15
2006
First quarter	$89.16	$66.98	$0.37	$67.98	$45.30	$0.15
Second quarter	93.85	70.44	0.37	60.50	48.65	0.15
Third quarter	80.18	65.85	0.37	66.10	43.61	0.15
Fourth quarter	92.00	76.81	0.37	50.31	35.71	0.15
2007
First quarter	$125.79	$87.27	$0.46	$46.40	$37.00	$0.15
Second quarter	128.62	111.46	0.46	69.00	42.83	0.15
Third quarter	n/a	n/a	n/a	69.94	66.34	0.15

On February 16, 2007, the last full trading day before the announcement of the proposed transaction, the closing sales price per share of Vulcan common stock on the NYSE was $111.81, and the closing sales price per share of Florida Rock common stock on the NYSE was $46.96. On July 11, 2007, the most recent practicable date prior to the printing of this document, the reported closing sales price per share of Vulcan common stock was $110.62 and the reported closing sales price per share of Florida Rock common stock was $67.16.

The market prices of Vulcan and Florida Rock common stock will fluctuate between the date of this proxy statement/prospectus and the time of the special meeting and the completion of the mergers. No assurance can be given concerning the market prices of Vulcan common stock or Florida Rock common stock before the completion of the mergers or after the completion of the mergers. The exchange ratio is fixed in the merger agreement. One result of this is that the market value of Holdco common stock that Florida Rock shareholders will receive in the Florida Rock merger may vary significantly from the prices stated above. You should obtain current market quotations for Vulcan common stock and Florida Rock common stock prior to deciding whether to vote for approval of the merger agreement.

HOLDCO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are based on the historical financial statements of Vulcan and Florida Rock after giving effect to the mergers. The unaudited pro forma condensed combined balance sheet as of March 31, 2007 combines Vulcan’s and Florida Rock’s historical condensed consolidated balance sheets as of March 31, 2007 and gives effect to the mergers as if the mergers were consummated on that date. Vulcan’s fiscal year ends on December 31; Florida Rock’s fiscal year ends on September 30. Therefore, the unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2006 combines Vulcan’s historical condensed consolidated statement of earnings for the year ended December 31, 2006 with Florida Rock’s historical condensed consolidated statement of earnings for the twelve month period ended September 30, 2006, and gives effect to the mergers as if the mergers were consummated as of January 1, 2006. The unaudited pro forma condensed combined statement of earnings for the three months ended March 31, 2007 combines Vulcan’s historical condensed consolidated statement of earnings for the three months ended March 31, 2007 with Florida Rock’s historical condensed consolidated statement of earnings for the three months ended December 31, 2006, and gives effect to the mergers as if the mergers were consummated as of January 1, 2006.

In the mergers, Vulcan shareholders will receive one share of Holdco common stock for each share of Vulcan common stock that they own. Florida Rock shareholders will have the right to elect to receive either 0.63 of a share of Holdco common stock or $67.00 in cash, without interest, for each share of Florida Rock common stock that they own. The elections are subject to proration so that, in the aggregate, 70% of all outstanding shares of Florida Rock common stock will be exchanged for cash and 30% of all outstanding shares of Florida Rock common stock will be exchanged for shares of Holdco common stock.

Under the terms of the merger agreement, all outstanding Florida Rock stock options, which will have fully vested prior to the effective time of the mergers, shall cease to represent an option to acquire shares of Florida Rock common stock and shall instead represent the right to receive a cash amount equal to the excess, if any, of $67.00 per option to acquire one share of Florida Rock common stock over the exercise price payable in respect of such stock option (the “option consideration”). For purposes of the pro forma financial statements, we have assumed that all outstanding options to acquire Florida Rock common stock as of March 31, 2007 were fully vested and remained unexercised as of the effective time of the mergers, and therefore were converted into the right to receive the option consideration described above. Such consideration has been included in the calculation of the total preliminary purchase price.

The number of shares of Florida Rock common stock outstanding could change due to the exercise of stock options under Florida Rock’s share-based compensation plans, and such changes could materially affect the preliminary total purchase price reflected in the pro forma financial statements. Additionally, changes in the number of Florida Rock outstanding shares will affect the pro forma weighted average number of shares outstanding for purposes of computing pro forma basic and diluted earnings per share amounts. The maximum change to the preliminary total purchase price and to pro forma basic and diluted earnings per share amounts that could occur due to changes in the number of Florida Rock outstanding shares resulting from stock option exercises is described in Note 2 to the unaudited pro forma condensed combined financial statements.

For purposes of these unaudited pro forma condensed combined financial statements, we have assumed that Vulcan’s common stock price is $113.97, which represents the average of the closing share prices, adjusted for dividends, for Vulcan’s common stock during the four trading days from February 15, 2007 through February 21, 2007, centered on the day the transaction was announced, and that 65.9 million shares of Florida Rock common stock are outstanding as of the indicated dates at which the mergers are assumed to be effective.

We have assumed that 12.5 million shares of Holdco common stock will be issued and $3.3 billion in cash, including deferred financing costs, will be required to fund consideration paid for all outstanding shares of Florida Rock common stock, to settle Florida Rock stock options and to pay Vulcan’s direct transaction costs. These assumptions are based upon the assumed price of Vulcan common stock of $113.97, the assumed number of Florida Rock outstanding shares, the proration provisions set forth above and the exchange ratio of 0.63 of a share of Holdco common stock for one share of Florida Rock common stock.

The mergers will be treated as a purchase business combination pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” (FAS 141). Vulcan will be treated as the acquiring corporation for accounting and financial reporting purposes; accordingly, the historical financial statements of Vulcan will become the historical financial statements of Holdco. Under FAS 141, the purchase price paid by Vulcan, together with the direct costs of the mergers incurred by Vulcan, will be allocated to Florida Rock’s tangible and intangible assets and liabilities based on their estimated fair values, with any excess recorded as goodwill. The assets, liabilities and results of operations of Florida Rock will be consolidated into the assets, liabilities and results of operations of Vulcan as of the closing date of the mergers. For purposes of these unaudited pro forma condensed combined financial statements, the allocation of the purchase price to Florida Rock’s tangible and intangible assets and liabilities are based upon management’s preliminary internal valuation estimates. Definitive allocations will be performed and finalized based upon valuations and other studies that will be performed following the closing date of the mergers. Accordingly, the pro forma purchase allocation adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are subject to revision based on a final determination of fair value following the closing of the mergers. Final determinations of fair value may differ materially from those presented herein.

We anticipate that the mergers will provide the combined company with cost-saving synergies and other financial benefits. We expect such synergies to be partially offset by merger-related integration costs. The accompanying pro forma condensed combined statement of earnings, while helpful in illustrating the operating results of the combined company under one set of assumptions, does not reflect any cost-saving or other synergies which may be attainable subsequent to the consummation of the mergers or any potential costs to be incurred in integrating the two companies and, accordingly, does not attempt to predict or suggest future results.

The unaudited pro forma condensed combined financial statements included herein are presented for informational purposes only. This information includes certain assumptions and estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the mergers had been consummated as of the date or at the beginning of the period presented or which may be attained in the future. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and accompanying notes contained in the annual reports and other information that Vulcan and Florida Rock have each filed with the Securities and Exchange Commission and included as Annex G, Annex I and Annex J or incorporated by reference in this proxy statement/prospectus.

HOLDCO CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2007

			Pro Forma
	Vulcan	Florida Rock	Adjustments		Pro Forma
	Historical	Historical	(Note 3)		Combined
	(Amounts in thousands)

Cash and cash equivalents	$69,960	$57,818	$—		$127,778
Accounts and notes receivable, net	392,016	148,356	55,669	(a)	596,041
Inventories	266,416	54,648	12,489	(b)	333,553
Deferred income taxes	22,165	3,637	—		25,802
Prepaid expenses	15,016	8,171	—		23,187

Total current assets	765,573	272,630	68,158		1,106,361
Investments and long-term receivables	2,383	—	—		2,383
Property, plant and equipment, net	1,956,120	801,752	826,661	(c)	3,584,533
Goodwill	650,206	176,752	2,899,861	(d)	3,726,819
Other assets	196,633	67,803	378,555	(e)	658,185
			15,194	(f)

Total assets	$3,570,915	$1,318,937	$4,188,429		$9,078,281

Current maturities of long-term debt	$727	$3,280	$—		$4,007
Short-term borrowings	240,400	—	1,281,326	(g)	1,521,726
Trade payables and other accruals	285,088	153,173	—		438,261

Total current liabilities	526,215	156,453	1,281,326		1,963,994
Long-term debt	321,503	16,308	2,000,000	(g)	2,337,811
Deferred income taxes	290,404	95,221	468,829	(h)	854,454
Other noncurrent liabilities	338,237	60,853	7,806	(i)	406,896

Total liabilities	1,476,359	328,835	3,757,961		5,563,155

Preferred stock	—	—	—		—
Common stock	139,705	6,595	(38,545	)(j)	107,755
Capital in excess of par value	228,300	51,126	1,284,403	(j)	1,563,829
Retained earnings	3,026,219	935,579	(2,113,872	)(j)	1,847,926
Accumulated other comprehensive loss	(4,384)	(3,198)	3,198	(j)	(4,384)
Treasury stock	(1,295,284)	—	1,295,284	(j)	—

Total shareholders’ equity	2,094,556	990,102	430,468		3,515,126

Total liabilities and shareholders’ equity	$3,570,915	$1,318,937	$4,188,429		$9,078,281

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

HOLDCO CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
For the Year Ended December 31, 2006

	Historical
	Vulcan	Florida Rock
	For the	For the Twelve
	Year Ended	Months Ended	Pro Forma
	December 31,	September 30,	Adjustments		Pro Forma
	2006	2006	(Note 3)		Combined
	(Amounts in thousands, except per share data)

Net sales	$3,041,093	$1,328,271	$(15,166	)(k)	$4,354,198
Delivery revenues	301,382	39,518	—		340,900

Total revenues	3,342,475	1,367,789	(15,166)		4,695,098

Cost of goods sold	2,109,189	882,341	61,225	(l)	3,037,589
			(15,166	)(k)
Delivery costs	301,382	39,745	—		341,127

Cost of revenues	2,410,571	922,086	46,059		3,378,716

Gross profit	931,904	445,703	(61,225)		1,316,382
Selling, administrative and general expenses	264,276	129,797	—		394,073
Gain on sale of property, plant and equipment, net	5,557	3,569	—		9,126
Other operating income, net	21,904	—	—		21,904

Operating earnings	695,089	319,475	(61,225)		953,339
Other income, net	28,541	7,707	—		36,248
Interest income	6,171	3,161	—		9,332
Interest expense	26,310	259	182,746	(m)	209,315

Earnings from continuing operations before income taxes	703,491	330,084	(243,971)		789,604
Provision for income taxes	223,313	118,675	(97,061	)(n)	244,927

Earnings from continuing operations	$480,178	$211,409	$(146,910)		$544,677

Earnings per share from continuing operations:
Basic	$4.92	$3.22			$4.95
Diluted	$4.81	$3.16			$4.85
Weighted-average common shares outstanding — basic	97,577	65,621	(53,157)		110,041
Weighted-average common shares outstanding — diluted	99,777	66,829	(54,365)		112,241

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

HOLDCO CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
For the Three Months Ended March 31, 2007

	Historical
	Vulcan	Florida Rock
	For the Three	For the Three
	Months Ended	Months Ended	Pro Forma
	March 31,	December 31,	Adjustments		Pro Forma
	2007	2006	(Note 3)		Combined
	(Amounts in thousands, except per share data)

Net sales	$630,187	$287,059	$2,923	(k)	$920,169
Delivery revenues	57,000	8,290	—		65,290

Total revenues	687,187	295,349	2,923		985,459

Cost of goods sold	462,992	195,138	14,147	(l)	675,200
			2,923	(k)
Delivery costs	57,000	8,788	—		65,788

Cost of revenues	519,992	203,926	17,070		740,988

Gross profit	167,195	91,423	(14,147)		244,471
Selling, administrative and general expenses	74,402	28,489	—		102,891
Gain on sale of property, plant and equipment, net	46,387	3,972	—		50,359
Other operating expense	2,034	—	—		2,034

Operating earnings	137,146	66,906	(14,147)		189,905
Other income, net	1,202	877	—		2,079
Interest income	1,323	1,285	—		2,608
Interest expense	6,635	92	45,668	(m)	52,395

Earnings from continuing operations before income taxes	133,036	68,976	(59,815)		142,197
Provision for income taxes	43,697	24,697	(23,807	)(n)	44,587

Earnings from continuing operations	$89,339	$44,279	$(36,008)		$97,610

Earnings per share from continuing operations:
Basic	$0.94	$0.68			$0.91
Diluted	$0.91	$0.67			$0.89
Weighted-average common shares outstanding — basic	95,172	65,339	(52,875)		107,636
Weighted-average common shares outstanding — diluted	97,778	66,453	(53,989)		110,242

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

HOLDCO CORPORATION

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements have been derived from the historical financial statements and accompanying notes contained in the annual reports and other information that Vulcan and Florida Rock have each filed with the Securities and Exchange Commission and included as Annex G, Annex I and Annex J or incorporated by reference in this proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet as of March 31, 2007 combines Vulcan’s and Florida Rock’s historical condensed consolidated balance sheets as of March 31, 2007 and gives effect to the mergers as if the mergers were consummated on that date.

The unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2006 combines Vulcan’s historical condensed consolidated statement of earnings for the year ended December 31, 2006 with Florida Rock’s historical condensed consolidated statement of earnings for the twelve month period ended September 30, 2006, and gives effect to the mergers as if the mergers were consummated as of January 1, 2006.

The unaudited pro forma condensed combined statement of earnings for the three months ended March 31, 2007 combines Vulcan’s historical condensed consolidated statement of earnings for the three months ended March 31, 2007 with Florida rock’s historical condensed consolidated statement of earnings for the three months ended December 31, 2006, and gives effect to the mergers as if the mergers had occurred on January 1, 2006.

The unaudited pro forma condensed combined financial statements, which are referred to as pro forma financial statements, give effect to the mergers under the purchase method of accounting prescribed by Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” (FAS 141), with Vulcan treated as the acquirer for accounting and financial reporting purposes. Under the provisions of FAS 141, the pro forma financial statements will reflect Vulcan acquiring 100% of the outstanding shares of Florida Rock common stock. The purchase price paid by Vulcan, together with the direct costs of the mergers incurred by Vulcan, will be allocated to the tangible and intangible assets and liabilities of Florida Rock based on their estimated fair values. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill.

The pro forma financial statements are based upon certain assumptions and estimates, including assumptions and estimates related to the determination of the preliminary total purchase price and the preliminary allocation of the estimated total purchase price. Changes in the number of shares of Florida Rock common stock outstanding due to the exercise of stock options under Florida Rock’s share-based compensation plans, as well as refinements to Vulcan’s estimated direct transaction costs, could materially affect the final total purchase price. Additionally, changes in the number of Florida Rock outstanding shares will affect the pro forma weighted average number of shares outstanding for purposes of computing pro forma basic and diluted earnings per share amounts. The maximum change to the preliminary total purchase price and to pro forma basic and diluted earnings per share amounts that could occur due to changes in the number of Florida Rock outstanding shares resulting from stock option exercises is described in Note 2 below.

The allocation of the purchase price to Florida Rock’s tangible and intangible assets and liabilities are based upon management’s preliminary internal valuation estimates. Definitive allocations will be performed and finalized based upon valuations and other studies that will be completed following the closing date of the mergers. Accordingly, the pro forma adjustments are preliminary and are subject to revision based on a final determination of fair value following the closing of the mergers. Final determinations of fair value may differ materially from those presented herein.

The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial statements for illustrative purposes. The pro forma financial statements are not intended to represent or be indicative of the results of operations or financial position of the combined companies that would have resulted had the mergers been completed as of the dates and for the periods presented. The pro forma financial statements do not reflect any revenue or cost-saving synergies which may be attainable subsequent to the consummation of the

HOLDCO CORPORATION

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

mergers or any potential costs to be incurred in integrating the two companies. The impact of the mergers on the combined results of operations and financial position of Vulcan and Florida Rock in periods following the mergers may differ significantly from that reflected in these pro forma financial statements.

2.	Preliminary Purchase Price

The preliminary purchase price is based on an assumed Vulcan common stock price of $113.97, which represents the average of the closing share prices, adjusted for dividends, for Vulcan’s common stock during the four trading days from February 15, 2007 through February 21, 2007, centered on the day the transaction was announced. Under the terms of the merger agreement, Florida Rock shareholders will have the right to receive either 0.63 of a share of Holdco common stock or $67.00 in cash for each share of Florida Rock common stock that they own, subject to proration to ensure that in the aggregate 70% of Florida Rock outstanding shares will be exchanged for cash and 30% of Florida Rock outstanding shares will be exchanged for stock. The pro forma preliminary purchase price presented below is based on the number of shares of Florida Rock common stock outstanding as of March 31, 2007, the date of the balance sheet under which the mergers are being presented. The total preliminary purchase price is estimated at $4.7 billion based on the assumed price of Vulcan common stock of $113.97, the proration provisions set forth above and the exchange ratio of 0.63 of a share of Holdco common stock for one share of Florida Rock common stock.

Preliminary Purchase Price

(Amounts in millions,
except per share data)

Aggregate purchase price of Florida Rock common stock(1)	$4,513.6
Cash settlement of Florida Rock stock options(2)	143.1
Vulcan’s direct transaction costs(3)	30.0

Total preliminary purchase price	$4,686.7

(1) Outstanding shares of Florida Rock common stock	65.9

70% of outstanding shares of Florida Rock common stock	46.2
Exchanged for $67.00 in cash per share	$67.00

Cash consideration paid	$3,093.0

30% of outstanding shares of Florida Rock common stock	19.8
Exchange ratio	0.63

Holdco shares to be issued	12.5
Average closing price per share of Vulcan common stock, adjusted for dividends, for the four trading days centered around February 19, 2007	$113.97

Issuance of Holdco common stock	$1,420.6

Aggregate price paid for Florida Rock common stock	$4,513.6

(2) Cash settlement per share issuable under stock options	$67.00
Weighted-average exercise price per share issuable under stock options as of March 31, 2007	23.59

$43.41
Number of stock options converted to right to receive option consideration as of March 31, 2007	3.3

Liability assumed for cash settlement of Florida Rock stock options	$143.1

(3) Represents Vulcan’s estimated direct transaction costs related to the mergers, which are comprised of the following:
Investment banker fees	$18.2
Legal and accounting fees	8.6
Other	3.2

Total of Vulcan’s estimated direct transaction costs	$30.0

HOLDCO CORPORATION

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

Changes in the number of shares of Florida Rock common stock outstanding due to the exercise of stock options under Florida Rock’s share-based compensation plans, as well as refinements to estimated direct transaction costs incurred by Vulcan, will affect the determination of the final total purchase price. If we assumed that all outstanding options to acquire Florida Rock common stock as of March 31, 2007 were exercised prior to the effective time of the mergers, the total preliminary purchase price, including cash and stock consideration, would increase by approximately $82.5 million, the total Holdco shares issued in exchange for Florida Rock outstanding shares would increase by 0.6 million, and the pro forma basic and diluted earnings per share amounts presented for the year ended December 31, 2006 would each decrease by approximately $0.03 per share and the pro forma basic and diluted earnings per share amounts presented for the three months ended March 31, 2007 would change by less than $0.01 per share.

3.	Pro Forma Adjustments

The total preliminary purchase price has been allocated to Florida Rock’s tangible and intangible assets acquired and liabilities assumed based on preliminary internal estimates of fair value. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. Due to certain legal restrictions, many of the details concerning individual assets and liabilities cannot be disclosed between Vulcan and Florida Rock prior to the completion of the mergers. The final determination of fair value and allocation of the purchase price will be determined after the mergers are consummated and additional analyses and valuation studies are performed to determine the fair values of Florida Rock’s tangible and intangible assets acquired and liabilities assumed as of the date the mergers are completed. Changes in the fair value of the net assets of Florida Rock as of the date the mergers are completed will change the amount of the purchase price allocable to goodwill. The actual amounts recorded when the mergers are completed may differ materially from the pro forma adjustments presented herein.

The following table presents a summary of the preliminary purchase price allocation reflected in the unaudited pro forma condensed combined balance sheet:

(Amounts in millions)

Florida Rock’s historical net book value	$990.1
Elimination of Florida Rock’s historical goodwill	(176.8)
Adjustment to accounts receivable	55.7
Adjustment to inventory	12.5
Adjustment to property, plant and equipment	826.7
Adjustment to identifiable intangible assets	378.5
Adjustment to deferred income taxes	(468.8)
Adjustment to noncurrent accrued liabilities	(7.8)
Goodwill	3,076.6

Total preliminary purchase price	$4,686.7

The following notes refer to the pro forma adjustments included in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of earnings on pages 77, 78 and 79, respectively.

(a) To record the tax benefit related to the cash settlement of Florida Rock’s outstanding stock options immediately prior to the effective time of the mergers. The tax benefit is reflected as a current income tax receivable due to a zero balance in current income tax liabilities.

(b) To record Florida Rock’s inventory at estimated fair value.

HOLDCO CORPORATION

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

(c) To record the difference between the preliminary estimated fair value, based on management’s internal valuation estimates, and the historical net book value of Florida Rock’s property, plant and equipment. Management’s internal valuation estimates are based principally upon estimates of current replacement cost and discounted cash flows related to the underlying assets.

(d) To eliminate Florida Rock’s historical goodwill and record the excess of the preliminary purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed.

(e) To record the difference between the preliminary estimated fair value, based on management’s internal valuation estimates, and the historical net book value of Florida Rock’s intangible assets. The increase of $378.5 million in intangible assets relates primarily to contractual rights in place, which are assumed to have a weighted-average useful life of approximately 27 years. Management’s internal valuation estimates are based principally upon estimates of discounted cash flows related to the underlying assets.

(f) To record deferred financing costs incurred in connection with the issuance of short-term and long-term debt totaling approximately $3.3 billion.

(g) To record $3.3 billion in estimated borrowings, including deferred financing costs, necessary to acquire 70% of the outstanding shares of Florida Rock common stock, cash settle Florida Rock stock options outstanding immediately prior to the effective time of the mergers and finance Vulcan’s direct transaction costs. Vulcan currently anticipates arranging approximately $4.0 billion of new financing in connection with the mergers. Vulcan has secured a commitment for a $4.0 billion bridge facility from Bank of America, N.A., Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association. Vulcan also anticipates arranging approximately $2.0 billion in syndicated bank credit facilities. The syndicated bank credit facilities will reduce the amount of the bridge, and are anticipated to be used as back-up liquidity for Vulcan’s commercial paper program and for general corporate purposes. In order to pay the cash portion of the merger consideration to Florida Rock shareholders (including the associated direct transaction costs), Vulcan expects to borrow under the bridge facility and/or issue commercial paper and/or syndicated bank credit facilities for the full amount needed (approximately $3.3 billion). The remaining $0.7 billion available under the new financing arrangements will effectively replace $750 million of Vulcan’s existing credit facilities. Vulcan had short-term borrowings of approximately $240 million outstanding at March 31, 2007. After closing, Vulcan expects to issue approximately $2.0 billion of primarily fixed rate debt at maturities ranging from 3 to 30 years and repay outstanding loans and reduce commitments under the bridge facility with proceeds of such debt. Any additional commercial paper issued or borrowings drawn under the bridge facility or the syndicated credit facilities will be used to fund working capital requirements or for general corporate purposes. The foregoing description of Vulcan’s financing plans is preliminary and subject to change.

(h) To record the tax effects of fair value adjustments related to property, plant and equipment and identifiable intangible assets.

(i) To adjust accrued pension and postretirement cost to reflect the unfunded balance of the pension and postretirement plans. The final adjustment to accrued pension and postretirement cost will be based on a remeasurement of pension and postretirement assets and obligations as of the effective date of the mergers.

HOLDCO CORPORATION

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

(j) To adjust shareholders’ equity amounts as follows:

				Accumulated
		Capital in		Other
	Common	Excess of	Retained	Comprehensive	Treasury
	Stock	par Value	Earnings	Loss	Stock
	(Amounts in thousands)

Eliminate Florida Rock historical amounts	$(6,595)	$(51,126)	$(935,579)	$3,198	$—
Record issuance of Holdco common stock (12,464,000 shares) in exchange for 30% of outstanding Florida Rock common stock	12,464	1,408,106
Cancel Vulcan historical treasury stock	(44,414)	(72,577)	(1,178,293)		1,295,284

Total pro forma adjustments to shareholders’ equity	$(38,545)	$1,284,403	$(2,113,872)	$3,198	$1,295,284

(k) To eliminate sales and cost of goods sold between Vulcan and Florida Rock in the amount of $15.2 million for the year ended December 31, 2006 and $2.9 million for the three months ended March 31, 2007.

(l) To record additional depreciation, depletion and amortization expense of $41.6 million for the year ended December 31, 2006 and $9.4 million for the three months ended March 31, 2007 related to the adjustment to record property, plant and equipment at estimated fair value, and $19.6 million for the year ended December 31, 2006 and $4.7 million for the three months ended March 31, 2007 related to the adjustment to record identifiable intangible assets at fair value. Depreciation, depletion and amortization adjustments were calculated using estimated useful lives ranging from 3 to 13 years for property, plant and equipment and a weighted average useful life for intangible assets of approximately 27 years. As discussed in notes (c) and (e) above, the amounts of these adjustments are based on management’s preliminary estimates of fair values of the related assets, and are subject to revision based on a final determination of fair value following the closing of the mergers. Final determinations of fair value may differ materially from those presented herein.

(m) To record interest expense, including amortization of deferred financing costs, associated with the borrowings used to finance the acquisition of 70% of the outstanding shares of Florida Rock common stock, the cash settlement of Florida Rock stock options outstanding immediately prior to the effective time of the mergers and Vulcan’s direct transaction costs. The adjustments to interest expense are presented as if the borrowings occurred on January 1, 2006. We intend to finance the acquisition through a combination of variable rate short-term borrowings and fixed rate long-term debt. The long-term interest rates assumed are based upon current U.S. Treasury rates for periods consistent with the terms of the borrowings, adjusted for Vulcan’s estimated credit spreads. The short-term interest rates assumed are based upon current LIBOR rates ranging from one to six months. A 1/8% increase (decrease) in the assumed interest rate on the variable rate short-term borrowings would increase (decrease) annual interest expense by approximately $1.6 million.

(n) To record the income tax impact on pro forma adjustments at the estimated statutory income tax rate of the combined company.

4.	Unaudited Pro Forma Combined Earnings Per Share

The pro forma basic and diluted earnings per share are based on the historical weighted average number of shares of Vulcan common stock outstanding adjusted for additional common stock issued to Florida Rock shareholders as part of the merger consideration. Shares of common stock issued to Florida Rock shareholders are assumed to have been issued as of January 1, 2006 and outstanding for the entire period. The following table presents the computation of pro forma basic and diluted weighted-average shares outstanding.

	Weighted-Average Shares
	For the	For the
	Three Months Ended	Year Ended
(Amounts in thousands)	March 31, 2007	December 31, 2006

Vulcan historical weighted-average common shares outstanding — basic	95,172	97,577
Estimated shares of Holdco common stock issued to Florida Rock shareholders	12,464	12,464

Pro forma weighted-average common shares outstanding — basic	107,636	110,141

Vulcan historical weighted-average common shares outstanding — diluted	97,778	99,777
Estimated shares of Holdco common stock issued to Florida Rock shareholders	12,464	12,464

Pro forma weighted-average common shares outstanding — diluted	110,242	112,241

DESCRIPTION OF HOLDCO CAPITAL STOCK

The following summary is a description of the material terms of Holdco’s capital stock and is not complete. You should also refer to the form of Holdco’s restated certificate of incorporation, which is included as Annex E to this proxy statement/prospectus, and the form of Holdco’s restated by-laws, which is included as Annex F to this proxy statement/prospectus, and the applicable provisions of the NJBCA.

Common Stock

As of the effective time of the mergers, Holdco will be authorized to issue up to 480,000,000 shares of common stock. Following the mergers, Holdco expects there to be approximately 108,379,456 shares of common stock of Holdco outstanding.

Holders of Holdco common stock will be entitled to receive dividends when, as and if declared by Holdco’s board of directors out of funds legally available for payment, subject to the rights of holders of the Holdco preferred stock.

Each holder of Holdco common stock will be entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock if and when issued and subject to applicable law, all voting rights are vested in the holders of shares of Holdco common stock. Holders of shares of Holdco common stock will have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors and the holders of the remaining shares will not be able to elect any directors.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of Holdco, the holders of Holdco common stock will be entitled to share equally in any of the assets available for distribution after Holdco has paid in full all of its debts and after the holders of all series of Holdco’s outstanding preferred stock have received their liquidation preferences in full.

The issued and outstanding shares of Holdco common stock will be fully paid and nonassessable. Holders of shares of Holdco common stock will not be entitled to preemptive rights. Shares of Holdco common stock will not be convertible into shares of any other class of capital stock. The Bank of New York will be the transfer agent, registrar and dividend disbursement agent for the Holdco common stock.

Holdco may from time to time after the consummation of the mergers engage another transfer agent, registrar or dividend disbursement agent for its stock as business circumstances warrant.

Preferred Stock

Under Holdco’s restated certificate of incorporation, the Holdco board of directors will be authorized, without further shareholder action, to issue up to 5,000,000 shares of preferred stock, in one or more series, and to determine the voting powers and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, of each series. As of the date of this proxy statement/prospectus, Holdco has not issued any preferred stock.

Subject to the determination of the Holdco board of directors in any certificate of designations for a series of preferred stock, Holdco preferred stock would generally have preference over Holdco common stock with respect to the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of Holdco.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of shareholders of a corporation are governed by the laws of the state in which the corporation is incorporated, as well as the certificate (or articles) of incorporation and by-laws of the corporation. Therefore, differences in the rights of holders of Florida Rock common stock and Holdco common stock arise from the states of their respective organization and their respective certificate or articles of incorporation and by-laws. Florida Rock is organized under the laws of the state of Florida, and Holdco is organized under the laws of the state of New Jersey. After the Florida Rock merger is completed, the rights of Florida Rock shareholders who become Holdco shareholders will be governed by Holdco’s restated certificate of incorporation and restated by-laws and the NJBCA.

This section of the proxy statement/prospectus summarizes certain material differences between the rights of Florida Rock shareholders and Holdco shareholders immediately following completion of the mergers. In addition, this section summarizes certain material differences between New Jersey and Florida corporate law. This section does not include a complete description of all differences among the rights of these shareholders, nor does it include a complete description of the specific rights of these shareholders or of New Jersey or Florida corporate law.

All Florida Rock shareholders are urged to read carefully the relevant provisions of the NJBCA and the FBCA, as well as the restated articles of incorporation and restated bylaws of Florida Rock and the restated certificate of incorporation and restated by-laws of Holdco, which will be in effect upon completion of the mergers will be substantially in the form attached as Annex E and Annex F to this proxy statement/prospectus. Copies of the restated articles of incorporation and restated bylaws of Florida Rock are available to Florida Rock shareholders upon request. See “Where You Can Find More Information” on page 104.

Authorized Capital Stock

Holdco.  Holdco will have the authority to issue 485,000,000 shares of capital stock consisting of 480,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, no par value, issuable in series. Prior to the issuance of a series of preferred stock, Holdco’s board of directors will be permitted to fix the designations, preferences, qualifications, limitations, restrictions and special or relative rights, if any, relating to the shares of the series. Holdco’s board of directors has not yet designated any series of preferred stock, but may do so in connection with Holdco’s shareholder rights plan, as described below.

Florida Rock.  Florida Rock has the authority to issue 160,000,000 shares of capital stock consisting of 150,000,000 shares of common stock, par value $0.10 per share, and 10,000,000 shares of preferred stock, no par value. Prior to the issuance of a series of preferred stock, Florida Rock’s board of directors may fix the designations, preferences, qualifications, limitations, restrictions and special or relative rights, if any, relating to the shares of the series. Florida Rock’s restated articles of incorporation authorize and create a series of preferred stock consisting of 500,000 shares, par value $.01 per share, designated as the Series A Junior Participating Preferred Stock, which we refer to in this proxy statement/prospectus as the “Series A Preferred Stock.”

Shareholder Rights Plan

Under the NJBCA, a corporation may create and issue rights entitling the holders of the rights to purchase from the corporation shares of any class or series, subject to any provisions in its certificate of incorporation. The rights will be evidenced in such manner as the board approves, and which will contain the price and terms of the shares.

Florida Rock has entered into a shareholder rights plan, and Holdco will enter into a shareholder rights agreement prior to closing that contains provisions substantially similar to the rights agreement of Vulcan currently in effect. Following are summaries of these rights agreements.

Holdco.  Holdco will have a shareholder rights plan under which each shareholder will have one right for each share of Holdco common stock held. Each right entitles the registered holder to purchase from Holdco one one-hundredth of a share of Holdco’s Series A Junior Participating Preference Stock, no par value, at a purchase price of $400. The rights will be subject to adjustment to prevent dilution of the interests represented by each right. The description and terms of the rights will be set forth in the rights agreement to be dated on or prior to the closing date.

The Holdco rights will be attached to all Holdco common stock and will be represented by the certificates representing Holdco common stock, and no separate certificates representing Holdco rights will be distributed except as follows. The Holdco rights will separate from the Holdco common stock, and be represented by separate rights certificates, upon the earlier of:

•	10 days following the date of any public announcement that a person or group of affiliated or associated persons (an “acquiring person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Holdco common stock, or

•	10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer that would result in a person beneficially owning 15% or more of the outstanding Holdco common stock.

Until the Holdco rights separate from the Holdco common stock to which they will be attached, or an earlier date on which these rights are redeemed, exchanged or expire:

•	the rights will be evidenced by the common share certificates and will be transferred only with them,

•	all common share certificates will contain a notation incorporating the terms of the rights agreement by reference, and

•	the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by the certificates.

As soon as practicable after the date when the rights separate from the common stock, right certificates will be mailed to holders of record of common stock as of the close of business on that date and, after that time, the separate right certificates alone will represent the rights. Only common stock issued prior to the date when the rights separate from the common stock will be issued with rights. The Holdco rights are not exercisable until their separation from the Holdco common stock and will expire on December 31, 2008, unless the Holdco board exchanges or redeems them earlier, as described below.

If a third party acquires 15% or more of the outstanding Holdco common stock, as described above, thus triggering a separation of the Holdco rights from the Holdco common stock, each holder of a Holdco right will thereafter have the right to receive, upon exercise and payment of the exercise price, Holdco common stock having a value equal to two times the exercise price.

If, at any time after a third party acquires, or obtains the right to acquire beneficial ownership of, 15% or more of the outstanding Holdco common stock, as described above,

•	Holdco is acquired in a merger or other business combination,

•	an acquiring firm merges into Holdco, or

•	50% or more of Holdco’s assets or earning power is sold or transferred,

each holder of a Holdco right shall thereafter have the right to receive, upon exercise and payment of the exercise price, common stock of the acquirer having a value equal to twice the exercise price.

Any rights that are or were owned by an acquirer of beneficial ownership of 15% or more of the outstanding Holdco common stock will be null and void.

At any time prior to the earlier of the date upon which a third party acquires, or obtains the right to acquire beneficial ownership of, 15% of the outstanding Holdco common stock, or December 31, 2008, the Holdco board of directors may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. Immediately upon the Holdco board of directors’ ordering the redemption of the rights, the rights will terminate and the holders of the rights will be entitled to receive only this redemption price.

The Holdco board of directors may amend any provision of the rights agreement without approval of the holders of the rights prior to the time a person becomes an acquiring person. After this date, the board may not amend the rights agreement in any manner that would adversely affect the interests of the holders of the rights.

Until a right is exercised, a holder of rights will have no rights as a Holdco shareholder, including the right to vote and to receive dividends, beyond its rights as an existing shareholder.

The Holdco rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire 15% or more of the outstanding Holdco common stock without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirers from making takeover proposals or tender offers. The rights are not intended to prevent a takeover, but are designed to enhance the ability of Holdco’s board to negotiate with an acquirer on behalf of all the shareholders. The rights should also not interfere with any merger or other business combination approved by the Holdco board of directors and the Holdco shareholders because the board of directors may redeem the rights.

Florida Rock.  Florida Rock has a shareholder rights plan under which plan Florida Rock shareholders have one right for each share of Florida Rock common stock held. Originally, each right entitled the registered holder to purchase from Florida Rock one one-hundredth of a share of Florida Rock’s Series A Junior Participating Preferred Stock, par value $0.10 per share, at a purchase price of $145. However, rights are subject to adjustment to prevent dilution of the interests represented by each right. Following 3-for-2 stock splits in 2001, 2004 and 2005, each outstanding share of Florida Rock common stock is associated with four-ninths of a right. Each four-ninths of a Florida Rock right currently represents the right to purchase eight twenty-seven hundredths of a share of Florida Rock’s Series A Junior Participating Preferred Stock, at a purchase price of $42.96.

The Florida Rock rights are attached to all Florida Rock common stock and are represented by the certificates representing Florida Rock common stock, and no separate certificates representing Florida Rock rights will be distributed except as follows. The Florida Rock rights will separate from the Florida Rock common stock, and be represented by separate rights certificates, upon the earlier of:

•	10 business days following the date of any public announcement that a person or group of affiliated or associated persons (an “acquiring person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Florida Rock common stock, or

•	10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer that would result in a person beneficially owning 15% or more of the outstanding Florida Rock common stock.

Until the Florida Rock rights separate from the Florida Rock common stock to which they are attached, or an earlier date on which these rights are redeemed, exchanged or expire:

•	the rights will be evidenced by the common share certificates and will be transferred only with them,

•	all common share certificates will contain a notation incorporating the terms of the rights agreement by reference, and

•	the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by the certificates.

As soon as practicable after the date when the rights separate from the Florida Rock common stock, right certificates will be mailed to holders of record of Florida Rock common stock as of the close of business on that date and, after that time, the separate right certificates alone will represent the rights. Only Florida Rock common stock issued prior to the date when the rights separate from the common stock will be issued with rights. The Florida Rock rights are not exercisable until their separation from the Florida Rock common stock and will expire on the earliest of September 30, 2009 or the effective time of the Florida Rock merger, unless the Florida Rock board exchanges or redeems them earlier, as described below.

If, other than in connection with the Florida Rock merger, a third party acquires 15% or more of the Florida Rock common stock, as described above, thus triggering a separation of the Florida Rock rights from the Florida Rock common stock, each holder of a Florida Rock right will thereafter have the right to receive, upon exercise and payment of the exercise price, Florida Rock common stock having a value equal to two times the exercise price.

If, at any time after a third party acquires, or obtains the right to acquire beneficial ownership of, 15% or more of the outstanding Florida Rock common stock, as described above,

•	Florida Rock is acquired in a merger or other business combination, other than in connection with the Florida Rock merger,

•	an acquiring firm merges into Florida Rock, other than in connection with the Florida Rock merger, or

•	50% or more of Florida Rock’s assets or earning power is sold or transferred,

each holder of a Florida Rock right shall thereafter have the right to receive, upon exercise and payment of the exercise price, common stock of the acquirer having a value equal to twice the exercise price.

Any rights that are or were owned by an acquirer of beneficial ownership of 15% or more of the outstanding Florida Rock common stock will be null and void.

At any time prior to the earlier of the date upon which a third party acquires, or obtains the right to acquire beneficial ownership of, 15% of the outstanding Florida Rock common stock, or September 30, 2009, the Florida Rock board of directors may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. Immediately upon the Florida Rock board of directors’ ordering the redemption of the rights, the rights will terminate and the holders of the rights will be entitled to receive only this redemption price.

The Florida Rock board of directors may amend any provision of the rights agreement without approval of the holders of the rights prior to the time a person becomes an acquiring person. After this date, the Florida Rock board may not amend the rights agreement in any manner that would adversely affect the interests of the holders of the rights.

Until a right is exercised, a holder of rights will have no rights as a Florida Rock shareholder, including the right to vote and to receive dividends, beyond its rights as an existing shareholder.

The Florida Rock rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire 15% or more of the outstanding Florida Rock common stock without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirers from making takeover proposals or tender offers. The rights are not intended to prevent a takeover, but are designed to enhance the ability of Florida Rock’s board to negotiate with an acquirer on behalf of all the shareholders. The rights should also not interfere with any merger or other business combination approved by the Florida Rock board of directors and the Florida Rock shareholders because the Florida Rock board of directors may redeem the rights.

The Florida Rock rights plan is inapplicable to the Florida Rock merger and the other transactions contemplated by the merger agreement.

Preemptive Rights

Holdco.  Holdco’s restated certificate of incorporation will state that holders of common stock have no preemptive rights and will authorize the Holdco board of directors to determine whether the preference shares would be entitled to preemptive rights before issuance of such shares.

Florida Rock.  Florida Rock’s restated articles of incorporation provide that holders of common stock have no preemptive rights.

Shareholder Voting

Holdco.

General.  Each share of Holdco common stock will be entitled to one vote per share on all matters submitted to the shareholders. Generally, corporate actions taken by vote of Holdco shareholders will be authorized upon receiving the affirmative vote of a majority of the votes cast by all Holdco shareholders entitled to vote on such action. The election of directors will be determined by a plurality vote, as the nominees receiving the highest number of votes cast by Holdco shareholders will be elected to Holdco’s board of directors.

Quorum.  In general, a majority of the outstanding shares, represented in person or by proxy, at a shareholders’ meeting duly called will constitute a quorum for the transaction of business.

Cumulative Voting.  Holders of Holdco common stock will not have cumulative voting rights.

Class Voting.  Under the NJBCA, voting by classes is only required for amendments to the certificate of incorporation that would adversely affect the holders of a class of shares by limiting their voting rights, preemptive rights, or rights to accrued dividends or by creating a class of shares that has rights superior to the holders of that class. Subject to the rights of any preferred stock that may be issued and other provisions requiring a higher shareholder vote, no other specific class voting rights will be provided under the restated certificate of incorporation or restated by-laws of Holdco.

Florida Rock.

General.  Each share of Florida Rock common stock is entitled to one vote per share on all matters submitted to the shareholders. Generally, corporate actions taken by vote of Florida Rock’s shareholders are authorized upon receiving the affirmative vote of a majority of the votes cast at the shareholders’ meeting on the subject matter. The election of directors is determined by a plurality vote, as the nominees receiving the highest number of votes cast by Florida Rock shareholders will be elected to Florida Rock’s board of directors.

Quorum.  A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a shareholders’ meeting.

Cumulative Voting.  Holders of Florida Rock common stock do not have cumulative voting rights.

Class Voting.  Under the FBCA, voting by classes is only required for amendments to articles of incorporation that would: (i) effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of the class into shares of another class, or shares of another class into the shares of the class; (ii) change the designation, rights, preferences, or limitations of all or part of the shares of the class; (iii) change the shares of all or part of the class into a different number of shares of the same class, (iv) create a new class or series having rights or preferences with respect to distribution or dissolution that are prior or superior to those of the shares held by them, or increase the rights or preferences of any other existing class or series with the same effect; (v) cancel or otherwise adversely affect dividends which have accrued but have not been declared on the shares held by them; or (vi) limit or deny their existing preemptive rights. Subject to the rights of any preferred stock that may be issued, no other specific class voting rights are provided under Florida Rock’s restated articles of incorporation or restated bylaws.

Action by Written Consent

Holdco.  The restated certificate of incorporation of Holdco will prohibit shareholder actions taken by written consent, unless agreed to by all shareholders entitled to vote.

Florida Rock.  The restated articles of incorporation of Florida Rock prohibit shareholder actions taken by written consent.

Notice of Shareholders’ Meeting

Holdco.  Consistent with the NJBCA, Holdco’s restated by-laws will provide that written notice of the time, place and purposes of a meeting of shareholders must be given not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting.

Florida Rock.  Consistent with the FBCA, Florida Rock’s restated bylaws provide that written notice of the time, place and purposes of a meeting of shareholders must be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at such meeting.

Record Date

Holdco.  Consistent with the NJBCA, Holdco’s restated by-laws will provide that the board of directors may fix, in advance, a date as a record date for the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, to express consent to or dissent from any action without a meeting, for the purpose of determining shareholders entitled to receive payment of a dividend or allotment of any right, or for the purpose of any other action. The record date shall not be more than 60 days nor less than ten days before the date of such meeting, nor more than 60 days before any other action.

Florida Rock.  The FBCA provides that the bylaws of a corporation may fix or provide the manner of fixing the record date in order to determine the shareholders entitled to notice of a meeting, to demand a special meeting, to vote or to take any other action. However, a record date may not be more than 70 days before the meeting or action requiring a determination of shareholders.

Florida Rock’s restated bylaws provide that for the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the board of directors shall set a record date not less than ten days before the date on which the particular action, requiring such determination of shareholders, is to be taken. If no record date is fixed, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. Consistent with the FBCA, the record date for determining shareholders entitled to demand a special meeting shall be the close of business on the date the first shareholder delivers his demand to Florida Rock.

Inspection of Shareholder Lists

Holdco.  Under the NJBCA, a list of shareholders is required to be produced by a corporation and subject to inspection by its shareholders for reasonable periods during its annual meeting of the shareholders. In addition, any person who has been a shareholder of record for at least six months, or any person holding, or authorized in writing by the holders of, at least 5% of the outstanding shares of any class or series, has the right, upon at least five days’ written demand, to examine the minutes of shareholder proceedings and record of shareholders for any proper purpose.

Notwithstanding any of the foregoing, the courts have the power, upon proof by a shareholder of proper purpose, to compel the production for examination by the shareholder of the corporation’s books and records of account, minutes, and record of shareholders. Holdco’s restated certificate of incorporation and restated by-laws will not change these provisions.

Florida Rock.  Under the FBCA, subject to certain exceptions, a list of shareholders is required to be available for inspection by shareholders for a period of 10 days prior to and at shareholder meetings. In addition, Florida corporations are required to maintain the following records, which any shareholder of record may, after at least five business days’ prior written notice, inspect and copy: (1) the articles of incorporation and bylaws, (2) certain board and shareholder resolutions, (3) certain written communications to shareholders, (4) names and addresses of current directors and officers and (5) the most recent annual report. In addition, shareholders of a Florida corporation are entitled to inspect and copy other books and records of the corporation during regular business hours if the shareholder gives at least five business days’ prior written notice to the corporation and (a) the shareholder’s demand is made in good faith and for a proper purpose, (b) the demand describes with particularity its purpose and the records to be inspected or copied and (c) the requested records are directly connected with such purpose.

Inspection of Corporate Records

Holdco.  Under the NJBCA, any person who has been a shareholder of record for at least six months preceding such shareholder’s demand, or any person holding, or so authorized in writing by the holders of, at least five percent (5%) of the outstanding shares of any class or series, upon at least five (5) days’ written demand shall have the right for any proper purpose to examine and copy, during business hours, the minutes of shareholder proceedings and the records of the shareholders. The restated certificate of incorporation of Holdco will provide that the board of directors will have the power to determine to what extent and at what times and places and under what conditions the books or records of Holdco shall be open to the inspection of shareholders. The restated certificate of incorporation will further provide that no shareholder has any right to inspect any account, book or document of Holdco, except as conferred by statute or by the board of directors.

Florida Rock.  Under the FBCA, a shareholder is generally entitled to inspect and copy, during regular business hours, the corporate records of the corporation if the shareholder gives the corporation written notice of his or her demand at least five business days before the date on which such shareholder wishes to inspect and copy the records. Fifteen business days’ notice is required for a shareholder wishing to inspect a corporation’s bylaws or a list of names and business addresses of the corporation’s current officers and directors. Florida’s Rock’s restated bylaws provide that shareholders may review and inspect voting lists in accordance with the FBCA.

Ability to Call Special Meetings of Shareholders

Holdco.  Special meetings of the shareholders may be called by the board of directors, the chairman of the board, or the chief executive officer. The NJBCA also authorizes the Superior Court for good cause shown to order a special meeting of shareholders upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting.

Florida Rock.  Special meetings of the shareholders may be called by the president or board of directors, and will be called by the president or secretary at the request of at least 50% of the holders of all outstanding stock entitled to vote at the meeting. The request must state the purpose of the meeting.

Amendment to Governing Documents

Holdco.

Amendment of Certificate of Incorporation.  Generally, under the NJBCA, an amendment to Holdco’s restated certificate of incorporation will require approval by the affirmative vote of a majority of the votes cast by the shareholders entitled to vote thereon. An amendment to certain provisions of the Holdco restated certificate of incorporation requires the affirmative vote by holders of at least 80% of the voting power of the outstanding capital stock of the corporation entitled to vote, voting together as a single class. Provisions protected by this supermajority vote include provisions relating to the size and classification of the board, vacancies on the board, removal from the board, requirement for shareholders’ meetings and exception for unanimous written consent and certain amendments to the restated certificate of incorporation.

Amendment of By-laws.  The restated by-laws of Holdco will provide that such by-laws may be amended, altered or repealed and new by-laws may be adopted: (1) except for by-laws adopted by the shareholders which by their terms cannot be altered, amended, or repealed by the board, at any meeting of the board of directors by a majority vote of the members of the board; or (2) at any meeting of the shareholders by a majority of the votes cast by the holders of shares entitled to vote thereon.

Florida Rock.

Amendment of Articles of Incorporation.  Under the FBCA, with the limited exception of certain non-substantive amendments that can be effected by a corporation’s board of directors without shareholder approval, a corporation’s board of directors may propose one or more amendments to the articles of incorporation for submission to the shareholders. For the amendment to be adopted, the board of directors must recommend the amendment to the shareholders, unless the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders with the amendment, and the shareholders entitled to vote on the amendment must approve the amendment. Unless the FBCA, the restated articles of incorporation or the board of directors requires a greater vote, the amendment to be adopted by shareholders must be approved by a majority of the votes entitled to be cast on the amendment. The board of directors may condition its submission of the proposed amendment on any basis.

Amendment of By-laws.  The Florida Rock restated bylaws may be amended consistent with bylaws adopted by shareholders, or any part of the restated bylaws that has not been adopted by the shareholders may be repealed, by the board of directors at any regular or special meeting of the board. The restated bylaws may be amended or repealed by the shareholders at any meeting of the shareholders by a majority of the votes cast by shareholders entitled to vote thereon, if such proposed action was included in the notice of the meeting or is waived in writing by a majority of the shareholders entitled to vote thereon.

Size and Classification of the Board of Directors

Holdco.  Immediately following the mergers, the board of directors of Holdco will consist of the Vulcan directors as of the time of the mergers. On the day following the completion of the mergers, the board of directors of Holdco will be expanded to include John D. Baker II, Florida Rock’s current President and Chief Executive Officer and a director of Florida Rock. The Holdco restated certificate of incorporation will provide that the number of directors must not be less than nine nor more than twenty-one directors, with the actual number of directors to be fixed, from time to time, by resolution adopted by a majority of the entire board of directors. The Holdco restated by-laws will provide that the number of directors will be limited to at least nine, but no more than twelve directors, with the actual number of directors to be fixed, from time to time, by resolution adopted by a majority of the entire board of directors. Holdco’s restated certificate of incorporation and restated by-laws will provide for a staggered board of directors divided into three classes with the term of office of one class expiring in each year and the number of directors in each class being as nearly equal as possible.

Florida Rock.  Currently, Florida Rock has twelve directors. Florida Rock’s restated articles of incorporation and restated bylaws provide that the board of directors will consist of a number of directors fixed from time to time by the Florida Rock board of directors, but may not be less than three. The restated articles of incorporation of Florida Rock provide for a staggered board of directors, consisting of three classes with each class consisting of four directors.

Qualifications of Directors

Holdco.  Holdco directors must be at least 25 years of age but do not have to be New Jersey residents or shareholders of Holdco. Employee directors will be required to resign from the board of directors at the next annual meeting following their 65th birthday (except the chief executive officer will be permitted to remain on the board of directors until the annual meeting following his or her 69th birthday) and inside directors are required to resign at the next annual meeting following their 72nd birthday. An inside director is one who is or has been in the full-time employment of Holdco, and an outside director is any other director.

Florida Rock.  The FBCA requires Florida Rock’s directors to be at least 18 years of age. Directors need not be Florida residents. The restated bylaws of Florida Rock require that all directors be shareholders of Florida Rock.

Shareholder Nominations of Directors

Holdco.  None of the NJBCA, Holdco’s restated certificate of incorporation or Holdco’s restated by-laws contain specific provisions with respect to nomination of directors by shareholders. Holdco shareholders will be able to nominate directors in accordance with Regulation 14A under the Exchange Act.

Florida Rock.  Under the restated articles of incorporation of Florida Rock, in order for a shareholder to nominate persons for election as directors of Florida Rock, a nomination must be made pursuant to timely notice in writing to the secretary of Florida Rock. To be timely, a shareholder’s notice shall be delivered to or mailed and received at the principal executive offices of Florida Rock not less than forty days prior to an annual meeting, provided that in the event that less than fifty days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

Such shareholder’s notice to the secretary shall set forth, as to each person whom the shareholder proposes to nominate for election as a director:

•	the name, age, business address and residence address of such person;

•	the principal occupation or employment of such person;

•	the class and number of any shares of Florida Rock or any subsidiary of Florida Rock which are beneficially owned by such person; and

•	any other information relating to such person that is required to be disclosed in solicitations for proxies for election of directors pursuant to any then-existing rule or regulation promulgated under the Exchange Act.

The notice shall also set forth the term and class of directors for which the nomination is made and, as to the shareholder giving the notice:

•	the name and record address of such shareholder; and

•	the class and number of shares of the corporation which are beneficially owned by such shareholder.

Florida Rock may require any proposed nominee to furnish such other information as may reasonably be required by Florida Rock to determine the eligibility of such proposed nominee as a director. No person shall be eligible for election as a director unless nominated in accordance with these requirements.

Removal of Directors

Holdco.  The Holdco restated certificate of incorporation will provide that the board may remove a director for cause by the affirmative vote of a majority of the directors in office when, in such majority’s judgment, the director’s continuation in office would be harmful to Holdco, and that the board may suspend the director for a reasonable period pending final determination that cause exists for removal.

Florida Rock.  The restated articles of incorporation and restated bylaws of Florida Rock provide that a director may be removed from office only for cause. Cause is defined as conviction of a felony, declaration of unsound mind by court order, adjudication of bankruptcy, non-acceptance of office, or the entry of a non-appealable final judgment by a court of competent jurisdiction holding the director liable for negligence or misconduct in the performance of his or her duty to Florida Rock in a matter of substantial importance to the corporation.

Vacancies on the Board of Directors

Holdco.  Under the NJBCA, unless otherwise provided in the certificate of incorporation or the by-laws, vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by the sole remaining director. A director so elected shall hold office until the next succeeding annual meeting of shareholders and until his or her successor shall have been elected and qualified.

The restated certificate of incorporation of Holdco will provide that, subject to the rights of any series of preferred shareholders, any vacancies on the Holdco board of directors will be filled by the affirmative vote of a majority of the remaining directors even if those directors do not constitute a quorum, or by a sole remaining director. The directors elected to fulfill a vacancy will have a term of office expiring at the next annual meeting. Holdco’s restated by-laws will provide that any directorship that is to be filled by reason of an increase in the authorized number of directors may be filled by the affirmative vote of two-thirds of the directors then in office.

Florida Rock.  Under the FBCA, unless otherwise provided in the restated articles of incorporation, vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by an affirmative vote of a majority of the remaining directors, though less than a quorum, or by the shareholders. A director so elected shall hold office until the next succeeding annual meeting of shareholders and until his or her successor shall have been elected and qualified. However, where shareholders of any voting group are entitled to elect a class of one or more directors by the provisions of the restated articles of incorporation, vacancies in such class may be filled by the shareholders of that voting group or by a majority of the directors then in office elected by such voting group or by a sole remaining director so elected. Unless the restated articles of incorporation provide otherwise, if no director elected by such voting group remains in office, then directors not elected by such voting group may fill vacancies.

The restated articles of incorporation and restated bylaws of Florida Rock provide that any vacancies on the board of directors of Florida Rock may be filled by the affirmative vote of a majority of the directors then in office, even if those directors do not constitute a quorum. Any director of any class elected to fill a vacancy, including a vacancy resulting from an increase in the number of directors, will hold office for a term coinciding with the remaining term of the class. The directors elected to fill a vacancy will have a term of office expiring at the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified.

Limitation of Personal Liability of Directors and Officers

Holdco.  The restated certificate of incorporation of Holdco will provide that neither a director nor an officer will be personally liable to Holdco or its shareholders for monetary damages for breach of any duty owed as a director or officer, except to the extent that the exemption from or limitation of liability is not permitted under the NJBCA.

The NJBCA provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director or officer to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders. However, the provision may not eliminate or limit the personal liability of a director or officer for any breach of duty based on an act or omission:

•	in breach of the officer’s or director’s duty of loyalty to the corporation or its shareholders, which the director or officer knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•	not in good faith or involving a knowing violation of law; or

•	resulting in receipt by the officer or director of an improper personal benefit.

Florida Rock.  The FBCA provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his or her duties as a director and the director’s breach of, or failure to perform, those duties constitutes:

•	a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director derived an improper personal benefit;

•	unlawful payment of distributions;

•	in a proceeding by or in the right of the corporation, a conscious disregard for the best interest of the corporation, or willful misconduct; or

•	in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Subject to the limitations imposed by law, the Florida Rock restated bylaws provide that no person will be liable to Florida Rock for loss or damage from any action taken or omitted to be taken in good faith as a director or officer if such person exercised a certain degree of care or relied upon certain advice or statements which he or she had reasonable grounds to believe.

Indemnification of Directors and Officers

Holdco.  The NJBCA provides that, subject to certain limitations and with the exception of actions brought by or in the right of a corporation by its shareholders in its name, a corporation may indemnify any person against expenses and liabilities incurred in connection with any action, suit or proceeding involving the person by reason of his being or having been a director, officer, employee or agent of the corporation, or serving in that capacity for another enterprise at the request of the corporation. In each instance, unless ordered by a court, indemnification must be authorized by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding, if such quorum is not obtainable (or if obtainable and so directed by a majority of the disinterested directors) by independent legal counsel in a written opinion or by the shareholders. Indemnification is only permitted if the person:

•	acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•	in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The NJBCA also permits indemnification by a corporation under similar circumstances for expenses paid or incurred by directors, officers, employees or agents in connection with actions brought by or in the right of the corporation by its shareholders in its name, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the New Jersey Superior Court or the court in which the action was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

The NJBCA requires a corporation to indemnify a director, officer, employee or agent against expenses if the director, officer, employee or agent has been successful on the merits or otherwise in any such action, suit or proceeding or in defense of any related claim, issue or matter. Expenses paid or incurred by a director, officer, employee or agent in connection with any action, suit or proceeding may be paid in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to indemnification.

Holdco’s restated by-laws will require Holdco to indemnify and hold harmless any director, officer, employee or agent of Holdco to the full extent permitted under the NJBCA.

Florida Rock.  Under the FBCA, a corporation may indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or serving in that capacity for another enterprise at the request of the corporation, if he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and in criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or any other court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for the portion of the settlement amount and expenses as the court deems proper.

Any director or officer who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court, any indemnification under the FBCA as described in the immediately preceding paragraph may be made only if authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by a majority of the disinterested directors if a quorum is available, or, if the quorum so directs or is unavailable, by (1) the board of directors upon the written opinion of independent legal counsel or (2) the shareholders.

The restated articles of incorporation require Florida Rock to indemnify directors and officers from all claims and liabilities to which they become subject by reason of their service as a director or officer in accordance with Florida law. Florida Rock has entered into indemnification agreements with each of its directors and officers requiring Florida Rock to indemnify them to the full extent permitted under Florida law.

Transactions Involving Officers or Directors

Holdco.  The NJBCA provides that a corporation may lend money to, or guarantee any obligation of, or otherwise assist, any director, officer or employee of the corporation or of any subsidiary, if, in the judgment of the directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation.

Any contract or transaction between a corporation and one or more of its directors or between a corporation and another corporation, firm or association in which one or more of its directors is a director or otherwise interested is neither void nor voidable solely by reason of such common directorship or interest, or solely because such interested director or directors are present at the meeting of the board or board committee which authorizes or approves the contract or transaction, or solely because his or their votes are counted for such purpose, if any one of the following is true:

•	the contract or other transaction is fair and reasonable as to the corporation at the time it is authorized, approved or ratified; or

•	the fact of the common directorship or interest is disclosed or known to the board or committee and the board or committee authorizes, approves, or ratifies the contract or transaction by unanimous written consent, provided at least one director so consenting is disinterested, or by affirmative vote of a majority of the disinterested directors, even if less than a quorum; or

•	the fact of the common directorship or interest is disclosed or known to the shareholders, and they authorize, approve or ratify the contract or transaction.

Florida Rock.  Under the FBCA, a corporation may lend money to, guarantee any obligation of, or otherwise assist, any director, officer or employee of the corporation or of a subsidiary, if, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation.

Florida Rock’s restated articles of incorporation provide that no contract, act or other transaction between Florida Rock and any other persons, firm or corporation, in the absence of fraud, will be invalidated, vitiated or in any way affected by the fact that any one of the directors of Florida Rock is or are (i) a party or parties to or interested in such contract, act or transaction or (ii) interested in or a director or officer of such other corporation.

Similarly, under the FBCA, no contract or transaction between a corporation and any of its directors, or any other corporation, firm, association or entity in which any of its directors is a director or officer or financially interested is void or voidable for this reason alone, or by presence of the director at any meeting approving the transaction, or by the director’s vote being counted for approval of the transaction if:

•	the interest of the director is disclosed or otherwise known to the board of directors or committee that authorized the transaction by sufficient vote (without counting the interested director’s vote); or

•	the interest of the director is disclosed or otherwise known to the shareholders and the shareholders approve or ratify the transaction; or

•	the transaction is fair and reasonable as to the corporation at the time it was approved by the board of directors, a committee or the shareholders.

Appointment and Removal of Officers

Holdco.  Under the NJBCA, the officers of a corporation shall consist of a president, secretary, treasurer, and, if desired, a chairman of the board, one or more vice presidents, and such other officers as may be prescribed by the by-laws. Unless otherwise provided in the by-laws, the officers shall be elected by the board.

Holdco’s restated by-laws will provide that the board of directors shall elect annually the officers of Holdco, including a chairman of the board, a president, one or more vice presidents, a general counsel, a secretary, a treasurer and a controller. From time to time, the board or the chief executive officer of Holdco may appoint one or more assistants to any of such offices, including assistant secretaries, treasurers and controllers, as appropriate.

Consistent with the NJBCA, any Holdco officer may be removed from office at any time, with or without cause, by the affirmative vote of the members of the board of directors; provided, however; that any Holdco officer appointed by the chief executive officer may be removed from office by the chief executive officer.

Florida Rock.  The FBCA provides that a corporation shall have the officers provided in its bylaws. Florida Rock’s restated bylaws provide that the officers shall be: a president, one or more vice presidents, a secretary and a treasurer, each of whom shall be elected by the board of directors. The board of directors may elect or appoint such other officers and assistant officers as it deems necessary. Florida Rock’s officers shall be elected annually by the board of directors. Consistent with the FBCA all officers may be removed by the board of directors at any time, with or without cause.

Mergers, Acquisitions, Asset Purchases and Certain Other Transactions

Holdco.  Under the NJBCA, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors. Upon such approval of merger, plan of consolidation or sale of assets, the board is required to direct that the transaction be submitted to a vote at a meeting of shareholders. Written notice shall be given at least 20 but not later than 60 days before such meeting to each shareholder of record.

At each such meeting, a vote of the shareholders shall be taken on the proposed sale of assets or plan of merger or consolidation. Such sale of assets or plan of merger or consolidation shall be approved upon receiving the affirmative vote of a majority of votes cast, and, in addition, if any class or series is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each class vote. Any class or series of shares is entitled to vote as a class if the plan of merger or consolidation, as the case may be, contains any provision which, if contained in a proposed amendment to the certificate of incorporation, would entitle the class or series of shares to vote as a class unless the provision is one which could be adopted by the board without shareholder approval.

However, the approval of the shareholders of a surviving corporation is not required to authorize a merger (unless its certificate of incorporation otherwise provides) if:

•	the plan of merger does not make an amendment to the certificate of incorporation of the surviving corporation which is required by the NJBCA to be approved by the shareholders;

•	each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after;

•	the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable on conversion of other securities or on exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and

•	the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable on conversion of other securities or on exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of participating shares of the surviving corporation outstanding immediately before the merger.

Holdco’s restated certificate of incorporation and restated by-laws will not change these provisions.

Florida Rock.  Under the FBCA, a merger, share exchange or sale of all or substantially all of the assets of a corporation requires (a) the board of directors to adopt and (b) the shareholders to approve, by affirmative vote of a majority of the outstanding stock of the corporation entitled to vote thereon, a plan of merger, share exchange or sale of all or substantially all of the corporation’s assets. The FBCA allows the board of directors or the articles of incorporation to establish a higher vote requirement.

Unless otherwise required by the articles of incorporation, the FBCA does not require approval of a merger by the shareholders of the surviving corporation if:

•	the articles of the surviving corporation will not differ, with certain exceptions, from its articles before the merger and each shareholder of the surviving corporation whose shares were outstanding immediately prior to the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; and

•	the merger is of a subsidiary into a parent, provided the parent owns at least 80% of the subsidiary.

The restated articles of incorporation of Florida Rock require the affirmative vote of the holders of at least 75% of the shares of stock entitled to vote thereon for the approval or authorization of certain business combinations with related parties.

Anti-Takeover Provisions

Holdco.

Holdco’s Restated Certificate of Incorporation.  Holdco’s restated certificate of incorporation will provide that business combinations with “interested shareholders” require the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of Holdco issued and outstanding and entitled to vote.

New Jersey Corporation Takeover Bid Disclosure Law.  The New Jersey Corporation Takeover Bid Disclosure Law requires, among other things, that any person making an offer to purchase in excess of 10% (or such amount which, when aggregated with such person’s present holdings, exceeds 10% of any class of equity securities) of any corporation or other issuer of securities organized under the laws of New Jersey, within 20 days before the offer is made, file a disclosure statement with the target company and with the Bureau of Securities of the Division of Consumer Affairs of the New Jersey Department of Law and Public Safety (the “Bureau”). These provisions do not apply to an offer as to which the target company’s board of directors recommends acceptance to its shareholders.

Such a takeover bid may not proceed until after the receipt by the filing party of the Bureau’s permission. Such permission may not be denied unless the Bureau, after a public hearing, finds that (i) the financial condition of the offeror is such as to jeopardize the financial stability of the target company or prejudice the interests of any employees or security holders who are unaffiliated with the offeror, (ii) the terms of the offer are unfair or inequitable to the security holders of the target company, (iii) the plans and proposals which the offeror has to make any material change in the target company’s business, corporate structure, or management are not in the interest of the target company’s remaining security holders or employees, (iv) the competence, experience and integrity of those persons who would control the operation of the target company are such that it would not be in the interest of the target company’s remaining security holders or employees to permit the takeover, or (v) the terms of the takeover bid do not comply with certain provisions of the New Jersey Corporation Takeover Bid Disclosure Law.

New Jersey Shareholders’ Protection Act.  Under the New Jersey Shareholders’ Protection Act certain “business combinations” between a resident domestic corporation and its interested shareholders are restricted. An “interested stockholder” generally is (i) a person that beneficially owns 10% or more of the voting power of the corporation, or (ii) an affiliate or associate of the corporation that held a 10% or greater beneficial ownership interest at any time within the prior five years. A “business combination” includes any merger or consolidation of the resident domestic corporation or any of its subsidiaries with the interested stockholder or a corporation affiliated or associated with the interested stockholder. Business combinations also include any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder or its affiliate or associate of more than 10% of the corporation’s assets; the issuance or transfer to the interested stockholder or its affiliate or associate of stock with a value greater than 5% of the corporation’s outstanding stock; the adoption of a plan of liquidation or dissolution pursuant to an arrangement or agreement with the interested stockholder or its affiliate or associate; and various other significant transactions.

The New Jersey Shareholders’ Protection Act does not apply to a business combination with an interested stockholder if the corporation was not listed on a national securities exchange at the time the interested stockholder acquired his or its 10% interest in the corporation (the “share acquisition date”). Otherwise, the Act generally prohibits a resident domestic corporation from engaging in a business combination with an interested stockholder for a period of five years following the share acquisition date unless the business combination is approved by the corporation’s board of directors prior to the share acquisition date. In addition to the five-year restriction reference previously, a business combination with an interested stockholder is prohibited at any time unless any one of the following three conditions are satisfied:

•	the board of directors approves the business combination prior to the share acquisition date;

•	the holders of two-thirds of the corporation’s voting stock not beneficially owned by the interested stockholder approve the business combination by an affirmative vote; or

•	the transaction meets certain requirements designed to ensure, among other things, that the shareholders unaffiliated with the interested stockholder receive for their shares the higher of (i) the maximum price paid by the interested stockholder during the five years preceding the announcement date or the date the interested stockholder became such, whichever is higher, or (ii) the market value of the corporation’s common stock on the announcement date or the interested stockholder’s share acquisition date, whichever yields a higher price.

Florida Rock.

Florida Rock’s Restated Articles of Incorporation.  The restated articles of incorporation of Florida Rock require the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of stock entitled to vote thereon for the approval or authorization of certain business combinations with related parties.

Affiliated Transactions.  The FBCA contains provisions governing “affiliated transactions” designed to deter uninvited takeovers of Florida corporations. Under these provisions, an affiliated transaction must be approved by the affirmative vote of the holders of two-thirds of the voting shares, other than shares beneficially owned by the interested shareholder, except for certain exceptions discussed below. An “interested shareholder” is any holder of more than 10% of the outstanding voting shares of the corporation. An “affiliated transaction” includes any merger or consolidation of the corporation or any of its subsidiaries with the interested shareholder or a corporation affiliated or associated with the interested shareholder. Affiliated transactions also include any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder or its affiliate or associate of more than 5% of the corporation’s assets; the issuance or transfer to the interested shareholder or its affiliate or associate of stock with a value greater than 5% of the corporation’s outstanding stock; the adoption of a plan of liquidation or dissolution pursuant to an arrangement or agreement with the interested shareholder or its affiliate or associate; and various other significant transactions.

Shareholder approval of an affiliated transaction is not required, however, if:

•	the affiliated transaction has been approved by a majority of the disinterested directors;

•	the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement date;

•	the interested shareholder has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date;

•	the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares, excluding shares acquired directly from the corporation in transactions not approved by a majority of the disinterested directors;

•	the corporation is an investment company registered under the Investment Company Act of 1940; or

•	the price paid to shareholders in connection with the affiliated transaction meets the statutory test of “fairness.”

Control Share Acquisitions.  In addition, the FBCA provides that any acquisition by a person, either directly or indirectly, of ownership of, or the power to direct the voting of 20% or more (“control shares”) of the outstanding voting securities of, a corporation is a “control-share acquisition.”

The FBCA provides that shares acquired in a control-share acquisition will have the same voting rights as were accorded such shares before the control share acquisition only to the extent granted by resolution approved by shareholders. To be approved, the resolution must be approved by each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by the class or series (exclusive of shares held by officers of such corporation, inside directors or the acquiring party). Any person who proposes to make or has made a control-share acquisition may at the person’s election deliver an acquiring person statement to the target corporation and request a special meeting of the shareholders for the purpose of considering the voting rights to be accorded to the control shares. A special meeting of shareholders must be held by the corporation to approve a control-share acquisition within fifty days after a request for such meeting is submitted by the person seeking to acquire control.

If authorized in a corporation’s articles of incorporation or bylaws before a control-share acquisition has occurred and if no acquiring person statement has been filed with the corporation, control shares acquired in a control-share acquisition may, at any time for a period of 60 days after the last acquisition of control shares, be subject to redemption by the corporation at the fair value of the shares. Control shares acquired in a control-share acquisition are not subject to redemption after an acquiring person statement has been filed unless the shares are not accorded full voting rights by the shareholders.

The Florida Rock restated articles of incorporation have opted out of the “control share acquisition” provisions of the FBCA.

Rights of Dissenting Shareholders

Holdco.  Under the NJBCA, dissenting shareholders who comply with certain procedures are entitled to appraisal rights in connection with the merger, consolidation or sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation not in the usual or regular course of business, unless the certificate of incorporation otherwise provides. However, a shareholder shall not have the right to dissent when (unless the certificate of incorporation provides otherwise) (i) the shares to vote on such transaction are listed on a national securities exchange or held of record by 1,000 or more shareholders (or shareholders receive in such transaction cash and/or securities which are listed on a national securities exchange or held of record by 1,000 or more shareholders) or (ii) no vote of the corporation’s shareholders is required for the proposed transaction.

Florida Rock.  Under the FBCA, dissenting holders of common stock who follow prescribed statutory procedures are entitled to appraisal rights in certain circumstances, including in the case of a merger or share exchange, a sale of all of substantially all the assets of a corporation or amendments to the articles of incorporation that adversely affect the rights or preferences of such shareholder. These rights are not provided when the dissenting shareholders are shareholders of a corporation surviving a merger where no vote of the shareholders is required for the merger, or if the shares of the corporation are listed on a national securities exchange, designated as a national market system security by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders and have a value in excess of $10 million, excluding the value of shares held by subsidiaries, senior executives, directors and shareholders owning more than 10 percent of the shares.

Dividends

Holdco.  Under the NJBCA, subject to any restrictions contained in the certificate of incorporation, a corporation may, from time to time, by resolution of its board, pay dividends on its shares in cash, in its own shares, in its bonds or in other property, including the shares or bonds of other corporations. However, a corporation may not pay dividends if after paying dividends:

•	the corporation would be unable to pay its debts as they become due in the usual course of its business; or

•	its total assets would be less than its total liabilities.

Florida Rock.  Florida Rock’s restated bylaws permit the corporation to pay dividends to its shareholders on approval of its board of directors in the manner and on the terms prescribed by its restated articles of incorporation and the FBCA without impairing the business of the corporation and as the business and profits of the corporation may justify.

Under the FBCA, a corporation may not pay dividends to its shareholders, if, after giving effect to the dividend, either:

•	the corporation would not be able to pay its debts as they become due in the usual course of business; or

•	the corporation’s total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential dissolution rights of shareholders whose preferential rights are superior to those receiving the distribution.

LEGAL MATTERS

William F. Denson III, Esq., counsel for Vulcan, will pass on the validity of the Holdco common stock to be issued to Florida Rock shareholders in the Florida Rock merger. It is a condition to the completion of the mergers that Vulcan receive an opinion from Wachtell, Lipton, Rosen & Katz to the effect that the Vulcan merger will not be a taxable transaction for U.S. federal income tax purposes and Florida Rock receive an opinion from Weil, Gotshal & Manges LLP, counsel to Florida Rock, to the effect that the mergers will constitute exchanges to which Section 351 of the Internal Revenue Code applies. Please see “The Merger Agreement — Conditions to the Completion of the Mergers” and “The Mergers — Material Federal Income Tax Consequences.”

EXPERTS

The consolidated financial statements and the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting of Vulcan and its subsidiary companies included in this proxy statement/prospectus, and the financial statements from which the Selected Historical Financial Data included in this proxy statement/prospectus have been derived have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein (which reports (1) express an unqualified opinion on the consolidated financial statements, which includes an explanatory paragraph referring to Vulcan’s adoption of SFAS 123(R), “Share-Based Payment;” SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R);” and EITF Issue No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry;” and an explanatory paragraph referring to Vulcan’s retrospective application of FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” (2) express an unqualified opinion on the financial statement schedule, (3) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (4) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements, related financial statement schedule, management’s report on the effectiveness of internal control over financial reporting and Selected Historical Financial Data have been included herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and schedules of Florida Rock as of September 30, 2006 and 2005, and for the years then ended, and Florida Rock management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of September 30, 2006, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the September 30, 2006 financial statements refers to a change in the method of computing share-based compensation as of October 1, 2005.

The financial statements and the related financial statement schedules of Florida Rock for the year ended September 30, 2004 incorporated in this proxy/prospectus by reference from Florida Rock’s Annual Report on Form 10-K for the year ended September 30, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

From time to time, certain Florida Rock shareholders submit proposals they believe should be voted upon by the shareholders. The SEC has adopted regulations that govern the inclusion of such proposals in the annual meeting proxy materials.

Florida Rock will hold a 2008 annual meeting of shareholders only if the Florida Rock merger has not already been completed. If such a meeting is held, shareholder proposals for inclusion in Florida Rock’s proxy statement and form of proxy relating to the Florida Rock 2008 annual meeting of shareholders must be received by Florida Rock at its corporate offices in Jacksonville, Florida by August 29, 2007. Florida Rock may solicit proxies in connection with the annual meeting which confer discretionary authority to vote on any shareholder proposals of which Florida Rock does not receive notice by November 12, 2007.

WHERE YOU CAN FIND MORE INFORMATION

Vulcan and Florida Rock file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, or at the SEC’s public reference rooms in New York, New York or Chicago, Illinois. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet website that has reports, proxy statements and other information about issuers, like Florida Rock and Vulcan, that make electronic filings with the SEC. The address of that site is www.sec.gov.

Holdco filed a registration statement on Form S-4 to register with the SEC the Holdco common stock to be issued to Florida Rock shareholders in the Florida Rock merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Holdco in addition to being a proxy statement of Florida Rock for the special meeting. In addition, we have attached certain filings made by Vulcan with the SEC as Annexes to this proxy statement/prospectus. As permitted by the SEC rules, this proxy statement/prospectus does not contain all the information that you can find in the registration statement or the exhibits to that statement.

The SEC allows us to “incorporate by reference” information into this proxy statement/prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their financial performance.

You may also find more information by visiting the Vulcan and Florida Rock websites at www.vulcanmaterials.com and www.flarock.com, respectively.

Florida Rock SEC Filings

(File No. 001-07159)	Period

Annual Report on Form 10-K	Fiscal year ended September 30, 2006
Quarterly Reports on Form 10-Q	Quarter ended December 31, 2006
Proxy Statement on Schedule 14A	Annual meeting held February 7, 2007
Current Reports on Form 8-K	October 11, 2006, December 13, 2006, February 21, 2007, February 27, 2007
Description of Florida Rock’s common stock set forth in Florida Rock’s registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description
Filed on February 17, 1998

We are also incorporating by reference additional documents that Florida Rock files with the SEC between the date of this proxy statement/prospectus and the later of the date of the special meeting and the election deadline.

Vulcan has supplied all information contained in or found in an Annex to this proxy statement/prospectus relating to Vulcan, and Florida Rock has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Florida Rock.

You may already have been sent some of the documents incorporated by reference, but you can obtain any of them from us or the SEC. Documents incorporated by reference and any other SEC filings made by the companies are available from us without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Shareholders may obtain these documents incorporated by reference and any other SEC filings made by the companies by requesting them in writing or by telephone from the appropriate party at the following address:

Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
205-298-3000

Florida Rock Industries, Inc.
155 East 21st Street
Jacksonville, Florida 32206
904-355-1781

If you would like to request documents from us, please do so by [          ] to receive them before the Florida Rock special shareholders’ meeting. We shall send the documents by first-class mail within one business day of receiving your request.

You can also get more information by visiting Vulcan’s web site at www.vulcanmaterials.com and Florida Rock’s website at www.flarock.com. Website materials are not part of this proxy statement/prospectus.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the Florida Rock merger proposal. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by Florida Rock or Vulcan. We have not authorized anyone to provide you with information that is different from what is contained in this document. This proxy statement/prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this proxy statement/prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. This proxy statement/prospectus is dated [          ], 2007. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to shareholders nor the issuance of Holdco common stock in the transaction shall create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of February 19, 2007

by and among

VULCAN MATERIALS COMPANY

FLORIDA ROCK INDUSTRIES, INC.

VIRGINIA HOLDCO, INC.

VIRGINIA MERGER SUB, INC.

and

FRESNO MERGER SUB, INC.

(This Composite reflects Amendment No. 1 dated April 9, 2007)

A-i

A-ii

A-iii

EXHIBITS

Exhibit A    Form of Support Agreement
Exhibit 5.5  Form of Affiliate Agreement

A-iv

INDEX OF DEFINED TERMS

Section

Acquisition Proposal	5.4(a)
Acquisitions	4.1(e)
Affiliate Transaction	3.1(v)
Agreement	Preamble
Baker Group	Recitals
Cancelled Shares	2.1(b)
Cash Cap Number	2.3(a)
Cash Consideration	2.1(a)
Cash Electing Florida Rock Share	2.1(a)
Cash Election	2.1(a)
Cash Election Number	2.3(b)
Cash Percentage	2.3(a)
Change in Florida Rock Recommendation	5.1(b)
Closing	1.5
Closing Date	1.5
Code	Recitals
Collective Bargaining Agreements	3.1(r)
Confidentiality Agreement	5.2
Controlled Group Liability	3.1(j)
Converted Shares	2.1(b)
Covered Employees	5.7(a)
EBITDA	3.1(a)
Effective Time	1.4(b)
Electing Florida Rock Share	2.1(a)
Election Date	2.2(d)
Employee Benefit Plan	3.1(j)
Employment Agreement	3.1(j)
Encumbrance	3.1(o)
Environmental Claim	3.1(q)
Environmental Laws	3.1(q)
Environmental Permits	3.1(q)
ERISA	3.1(j)
ERISA Affiliate	3.1(j)
Exchange Act	2.2(d)
Exchange Agent	2.2(a)
Exchange Fund	2.5(a)
Exchange Ratio	2.1(a)
Excluded Shares	2.1(b)
Existing D&O Policy	5.11(c)
FBCA	1.3(c)
Florida Rock	Preamble
Florida Rock Articles of Merger	1.4(b)
Florida Rock Board Approval	3.1(m)

A-v

Section

Florida Rock Book-Entry Shares	2.2(a)
Florida Rock Bylaws	1.6(a)
Florida Rock Certificates	2.2(a)
Florida Rock Charter	1.6(a)
Florida Rock Common Stock	2.1(a)
Florida Rock Consideration	2.1(a)
Florida Rock Contracts	3.1(i)
Florida Rock Disclosure Letter	3.1
Florida Rock Indemnified Parties	5.11(a)
Florida Rock Intellectual Property	3.1(p)
Florida Rock Merger	1.3(b)
Florida Rock Permits	3.1(f)
Florida Rock Permitted Encumbrances	3.1(o)
Florida Rock Permitted Liens	3.1(o)
Florida Rock Preferred Stock	3.1(b)
Florida Rock Recommendation	5.1(b)
Florida Rock Rights Agreement	3.1(m)
Florida Rock SEC Documents	3.1(d)
Florida Rock Shareholders Meeting	5.1(b)
Florida Rock Stock Option	2.6(a)
Florida Rock Stock Plans	3.1(b)
Florida Rock Stock Units	2.6(c)
Florida Rock Surviving Corporation	1.3(b)
Florida Rock Termination Fee	7.2(b)
Form of Election	2.2(c)
Form S-4	5.1(a)
Fresno Merger Sub	Preamble
GAAP	3.1(a)
Goldman Sachs	3.2(n)
Governmental Entity	3.1(c)
Hazardous Materials	3.1(q)
Holdco	Preamble
Holdco Common Stock	1.1
HSR Act	3.1(c)
Indemnified Parties	5.11(b)
Infringe	3.1(p)
Initial Effective Time	1.4(a)
Injunction	6.1(e)
Insiders	5.8
Insurance Amount	5.11(c)
knowledge	8.3
known	8.3
Lazard	3.1(x)
Liens	1.1

A-vi

Section

material adverse effect	3.1(a)
Merger Consideration	2.4(a)
Merger Subs	Preamble
Mergers	1.3(b)
MSHA	3.1(q)
Multiemployer Plan	3.1(j)
Multiple Employer Plan	3.1(j)
NJBCA	1.3(c)
Non-Electing Florida Rock Holders	2.5(b)
Non-Electing Florida Rock Share	2.1(a)
NYSE	2.5(d)
Option Consideration	2.6(b)
OSHA	3.1(q)
Patriot	3.1(a)
PBGC	3.1(j)
proceedings	3.1(h)
Proxy Statement/Prospectus	5.1(a)
Public Proposal	7.2(b)
Qualified Plans	3.1(j)
Real Properties	3.1(o)
Real Property Leases	3.1(o)
Required Florida Rock Vote	3.1(n)
Requisite Regulatory Approvals	6.1(c)
RSUs	2.7(b)
SEC	3.1(a)
Section 16 Information	5.8
Securities Act	3.1(b)
Shortfall Number	2.3(c)
Significant Subsidiary	3.1(a)
Stock Consideration	2.1(a)
Stock Electing Florida Rock Share	2.1(a)
Stock Election	2.1(a)
Subsidiary	3.1(a)
Superior Proposal	5.4(f)
Support Agreement	Recitals
Tax	3.1(h)
Taxes	3.1(h)
Tax Return	3.1(h)
Violation	3.1(c)
Virginia Merger Sub	Preamble
Voting Debt	3.1(b)
Vulcan	Preamble
Vulcan Benefit Plans	5.7(a)
Vulcan Board Approval	3.2(l)

A-vii

Section

Vulcan By-laws	1.6(b)
Vulcan Certificate of Merger	1.4(a)
Vulcan Charter	1.6(b)
Vulcan Common Stock	2.4(a)
Vulcan Consideration	2.4(a)
Vulcan Disclosure Letter	3.2
Vulcan Indemnified Parties	5.11(b)
Vulcan Merger	1.3(a)
Vulcan Permits	3.2(g)
Vulcan Preferred Stock	3.2(b)
Vulcan SAR	2.7(a)
Vulcan SEC Documents	3.2(d)
Vulcan Stock Option	2.7(a)
Vulcan Stock Plans	3.2(b)
Vulcan Surviving Corporation	1.3(a)
Withdrawal Liability	3.1(j)

A-viii

AGREEMENT AND PLAN OF MERGER dated as of February 19, 2007 (this “Agreement”) is by and among Vulcan Materials Company, a New Jersey corporation (“Vulcan”), Florida Rock Industries, Inc., a Florida corporation (“Florida Rock”), Virginia Holdco, Inc., a New Jersey corporation and a direct wholly owned subsidiary of Vulcan (“Holdco”), Virginia Merger Sub, Inc., a New Jersey corporation and a direct wholly owned subsidiary of Holdco (“Virginia Merger Sub”), and Fresno Merger Sub, Inc., a Florida corporation and a direct wholly owned subsidiary of Holdco (“Fresno Merger Sub” and, together with Virginia Merger Sub, the “Merger Subs”).

WHEREAS, the Board of Directors of Vulcan has approved, and deems it advisable and in the best interests of its shareholders to consummate, the Vulcan Merger (as defined in Section 1.3(a)) in which the issued and outstanding shares of capital stock of Vulcan will be converted into shares of capital stock of Holdco;

WHEREAS, the Board of Directors of Florida Rock has approved, and deems it advisable and in the best interests of its shareholders to consummate, the Florida Rock Merger (as defined in Section 1.3(b)) in which the issued and outstanding shares of capital stock of Florida Rock will be converted into the right to receive shares of capital stock of Holdco or cash;

WHEREAS, Vulcan and Florida Rock desire to make certain representations, warranties and agreements in connection with the Mergers (as defined in Section 1.3(b)) and also to prescribe various conditions to the Mergers;

WHEREAS, for Federal income Tax purposes, (i) it is intended that the exchange of Florida Rock Common Stock and Vulcan Common Stock for Holdco Common Stock pursuant to the Mergers, taken together, shall qualify as an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), which is undertaken pursuant to a single integrated plan; (ii) it is intended that the Vulcan Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code; and (iii) the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g); and

WHEREAS, as a condition and inducement to Vulcan’s willingness to enter into this Agreement, certain members and affiliates of the Baker Family (collectively with their affiliates and family members, “Baker Group”) are entering into a support agreement dated as of the date hereof in the form of Exhibit A hereto (the “Support Agreement”), pursuant to which, among other things, the Baker Group has agreed to vote certain shares of Florida Rock Common Stock beneficially owned by the Baker Group in favor of approval of this Agreement, to make a Stock Election (as defined herein) with respect to certain of those shares, and not to sell or otherwise transfer those shares prior to the termination of such Support Agreement in accordance with its terms;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1.  Organization of Holdco.  Vulcan has caused Holdco to be organized under the laws of the State of New Jersey and owns all of the capital stock of Holdco. The authorized capital stock of Holdco consists of 100 shares of common stock, par value $0.01 per share (the “Holdco Common Stock”), of which one share has been issued to Vulcan, which share of Holdco Common Stock is validly issued, fully paid and nonassessable, and is owned by Vulcan free and clear of any liens (statutory or other), pledges, charges, encumbrances and security interests whatsoever (“Liens”).

1.2.  Organization of Merger Subs.  Vulcan has caused Holdco to organize, and Holdco has organized, Fresno Merger Sub under the laws of the State of Florida and Virginia Merger Sub under the laws of the State of New Jersey. The authorized capital stock of Fresno Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued, fully paid and nonassessable, and are owned by Holdco free and clear of any Liens. The authorized capital stock of Virginia Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued, fully paid and nonassessable, and are owned by Holdco free and clear of any Liens.

1.3.  The Mergers.  (a) At the Initial Effective Time (as defined in Section 1.4(a)), Virginia Merger Sub shall be merged with and into Vulcan (the “Vulcan Merger”). Vulcan will be the surviving corporation in the Vulcan Merger (the “Vulcan Surviving Corporation”), and the separate existence of Virginia Merger Sub shall cease. As a result of the Vulcan Merger, Vulcan shall become a wholly owned Subsidiary of Holdco.

(b) At the Effective Time (as defined in Section 1.4(b)), Fresno Merger Sub shall be merged with and into Florida Rock (the “Florida Rock Merger” and together with the Vulcan Merger, the “Mergers”). Florida Rock will be the surviving corporation in the Florida Rock Merger (the “Florida Rock Surviving Corporation”), and the separate existence of Fresno Merger Sub shall cease. As a result of the Florida Rock Merger, Florida Rock shall become a wholly owned Subsidiary of Holdco.

(c) The Florida Rock Merger will have the effects set forth in the Florida Business Corporation Act (the “FBCA”), and the Vulcan Merger will have the effects set forth in the New Jersey Business Corporation Act (the “NJBCA”).

1.4.  Effective Time of the Mergers.  Subject to the provisions of this Agreement, on the Closing Date (as defined in Section 1.5), the parties shall (and shall cause their Subsidiaries to) cause the following to occur:

(a) Virginia Merger Sub and Vulcan shall execute and deliver for filing a certificate of merger (the “Vulcan Certificate of Merger”) to the Secretary of State of the State of New Jersey, in such form and manner provided in the NJBCA and shall make all other filings or recordings required under the NJBCA to effect the Vulcan Merger. The Vulcan Merger shall become effective upon the filing of the Vulcan Certificate of Merger (such time of filing, the “Initial Effective Time”).

(b) Immediately following the Initial Effective Time, Fresno Merger Sub and Florida Rock shall execute and deliver for filing articles of merger (the “Florida Rock Articles of Merger”) to the Department of State of the State of Florida, in such form and manner provided in the FBCA and shall make all other filings or recordings required under the FBCA to effect the Florida Rock Merger. The Florida Rock Merger shall become effective one minute following the Initial Effective Time (such time, the “Effective Time”).

1.5.  Closing.  The closing of the Mergers (the “Closing”) will take place at 10:00 a.m., New York City time, on the date (the “Closing Date”) that is the second business day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing. The Closing shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another place is agreed to in writing.

1.6.  Charters and Bylaws of the Surviving Corporations and Holdco.  (a) Subject to Section 5.10, at the Effective Time, the Restated Articles of Incorporation, as amended, of Florida Rock (the “Florida Rock Charter”) and Restated Bylaws, as amended, of Florida Rock (the “Florida Rock Bylaws”) shall be amended so as to read in their entirety as the articles of incorporation and bylaws of Fresno Merger Sub as in effect immediately prior to the Effective Time, except for the incorporator and except that the Florida Rock Surviving Corporation shall retain Florida Rock’s name.

(b) At the Initial Effective Time, the Restated Certificate of Incorporation, as amended, of Vulcan (the “Vulcan Charter”) and Restated By-laws, as amended (the “Vulcan By-laws”) shall be amended so as to read in their entirety as the certificate of incorporation and by-laws of Virginia Merger Sub as in effect immediately prior to the Initial Effective Time, except for the incorporator and except that the Vulcan Surviving Corporation shall be named “VMC Corp.”

(c) The certificate of incorporation and by-laws of Holdco shall be amended so that following the Initial Effective Time they will contain provisions identical to the Vulcan Charter and Vulcan By-laws, respectively, except the name of Holdco shall be “Vulcan Materials Company” effective as of the Initial Effective Time and except for any other changes required by, or permitted under, Section 14A:10-3 of the NJBCA, or any successor provision thereto.

1.7.  Directors.  The directors of Fresno Merger Sub at the Effective Time shall be the initial directors of the Florida Rock Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Florida Rock Surviving Corporation until such director’s successor is duly elected and qualifies. The directors of Virginia Merger Sub at the Initial Effective Time shall be the initial directors of the Vulcan Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Vulcan Surviving Corporation until such director’s successor is duly elected and qualified. In accordance with Section 14A:10-3(6) of the NJBCA, the directors of Vulcan at the Initial Effective Time shall be directors of Holdco at the Initial Effective Time, each to hold office in accordance with the certificate of incorporation and by-laws of Holdco until such director’s successor is duly elected and qualified.

1.8.  Officers.  The officers of Florida Rock at the Effective Time shall be the initial officers of the Florida Rock Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Florida Rock Surviving Corporation until such officer’s successor is duly elected and qualifies, subject to earlier termination by removal or resignation. The officers of Vulcan at the Initial Effective Time shall be the initial officers of the Vulcan Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Vulcan Surviving Corporation until such officer’s successor is elected and has qualified, subject to earlier termination by removal or resignation. The officers of Vulcan at the Initial Effective Time shall be the officers of Holdco at the Initial Effective Time, each to hold office in accordance with the certificate of incorporation and by-laws of Holdco.

ARTICLE II

EFFECTS OF THE MERGERS

2.1.  Conversion of Florida Rock Securities.  At the Effective Time, by virtue of the Florida Rock Merger and without any action on the part of Holdco, Fresno Merger Sub, Florida Rock or the holders of any of the following securities:

(a) Conversion of Florida Rock Common Stock.  Each common share, par value $0.10 per share, of Florida Rock (“Florida Rock Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares (as defined in Section 2.1(b)) shall, subject to Sections 2.3 and 2.5(d), be converted into the right to receive the following consideration (the “Florida Rock Consideration”):

(i) Each share of Florida Rock Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 2.2 (each, a “Cash Electing Florida Rock Share”) shall be converted into the right to receive $67.00 in cash without interest (the “Cash Consideration”), subject to adjustment in accordance with Section 2.1(d).

(ii) Each share of Florida Rock Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) has been properly made and not revoked or lost pursuant to Section 2.2 (each, a “Stock Electing Florida Rock Share” and, together with each Cash Electing Florida Rock Shares, an “Electing Florida Rock Share”) shall be converted into the right to receive 0.63 shares (the “Exchange Ratio”), subject to adjustment in accordance with Section 2.1(d), of validly issued, fully paid and non assessable shares of Holdco Common Stock (together with any cash in lieu of fractional shares of Holdco Common Stock to be paid pursuant to Section 2.5(d), the “Stock Consideration”).

(iii) Each share of Florida Rock Common Stock other than shares of Florida Rock Common Stock with respect to which a Cash Election or a Stock Election has been properly made and not revoked or lost pursuant to Section 2.2 (each, a “Non-Electing Florida Rock Share”) shall be converted into the right to receive the Cash Consideration or the Stock Consideration or a combination of both, subject to Section 2.3.

(b) Florida Rock and Vulcan-Owned Shares.  Each share of Florida Rock Common Stock owned by Florida Rock or Fresno Merger Sub (“Cancelled Shares”), in each case immediately prior to the Effective Time, shall be cancelled without any conversion thereof, and no consideration shall be paid with respect thereto. Each share of Florida Rock Common Stock owned by Vulcan or any direct or indirect wholly owned Subsidiary of Florida Rock or Vulcan, other than Fresno Merger Sub (the “Converted Shares” and, together with the Cancelled Shares, the “Excluded Shares”), in each case immediately prior to the Effective Time, shall be converted into the right to receive the Stock Consideration. The Stock Consideration paid pursuant to this Section 2.1(b) shall not be subject to proration under Section 2.3.

(c) Conversion of Fresno Merger Sub Stock.  Each share of common stock of Fresno Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non assessable share of Florida Rock Common Stock, as the surviving corporation in the Florida Rock Merger, following which, Florida Rock Surviving Corporation shall become a wholly owned Subsidiary of Holdco.

(d) Adjustments.  (i) If, after the date hereof and prior to the Effective Time, either (A) Vulcan pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Vulcan Common Stock (in each case, subject to the approval of Florida Rock pursuant to Section 4.2) or (B) Florida Rock pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Florida Rock Common Stock (in each case, subject to the approval of Vulcan pursuant to Section 4.1), then the Merger Consideration (as defined in Section 2.4(a)) and Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to the holders of Florida Rock Common Stock and Vulcan Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Merger Consideration, Exchange Ratio or other dependent item, as applicable, subject to further adjustment in accordance with this sentence.

(ii) If, after the date hereof and prior to the Effective Time, the representations and warranties of Florida Rock set forth in Section 3.1(b)(i) or 3.1(b)(iii) shall not be true and correct and Vulcan elects to do so, then the Merger Consideration and Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to the holders of Florida Rock Common Stock and Vulcan Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Merger Consideration, Exchange Ratio or other dependent item, as applicable; provided that no adjustments shall be made pursuant to this Section 2.1(d)(ii) if the failure of Sections 3.1(b)(i) and 3.1(b)(iii) to be true and correct results from the understatement in such Sections of the number of issued and outstanding shares of Florida Rock Common Stock and/or shares of Florida Rock Common Stock underlying Florida Rock Stock Options by not more than 10,000, in the aggregate.

2.2.  Florida Rock Election Procedures.  (a) Not less than three business days prior to the mailing of the Proxy Statement/Prospectus (as defined in Section 5.1(a)) pursuant to Section 5.1, Vulcan shall designate a bank or trust company reasonably acceptable to Florida Rock to act as exchange agent hereunder (the “Exchange Agent”) for the purpose of exchanging certificates that immediately prior to the Effective Time represented shares of Florida Rock Common Stock (the “Florida Rock Certificates”) and shares of Florida Rock Common Stock represented by book-entry (“Florida Rock Book-Entry Shares”).

(b) Each person who, on or prior to the Election Date (as defined below), is a record holder of shares of Florida Rock Common Stock shall be entitled to specify the number of such holder’s shares of Florida Rock Common Stock (and, if such shares to which the election relates are represented by Florida Rock Certificates, such particular shares) with respect to which such holder makes a Cash Election or Stock Election.

(c) Holdco shall prepare and file as an exhibit to the Form S-4 (as defined in Section 5.1(a)) a form of election (the “Form of Election”) in form and substance reasonably acceptable to Florida Rock. The Form of Election shall specify that delivery shall be effected, and risk of loss and title to any Florida Rock Certificates shall pass only upon proper delivery of the Form of Election and any Florida Rock Certificates. Florida Rock shall mail the Form of Election with the Proxy Statement/Prospectus to all persons who are record holders of shares of Florida Rock Common Stock as of the record date for the Florida Rock Shareholders Meeting (as defined in Section 5.1(b)). The Form of Election shall be used by each record holder of shares of Florida Rock Common Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) who wishes to make a Cash Election or a Stock Election or a combination of both for any and all shares of Florida Rock Common Stock held by such holder. Florida Rock shall use its reasonable best efforts to make the Form of Election available to all persons who become holders of shares of Florida Rock Common Stock during the period between the record date for the Florida Rock Shareholders Meeting and the Election Date.

(d) Any holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time, on (1) the date of the Florida Rock Shareholders Meeting or (2) if the Closing Date is more than four business days following the Florida Rock Shareholders Meeting, two business days preceding the Closing Date, or (3) such other date as the parties mutually agree (the “Election Date”), a Form of Election properly completed and signed and accompanied by (i) certificates representing the shares of Florida Rock Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Florida Rock (or by an appropriate guarantee of delivery of such Florida Rock Certificates as set forth in such Form of Election from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); provided that such Florida Rock Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery) or (ii) in the case of Florida Rock Book-Entry Shares, any additional documents required by the procedures set forth in the Form of Election. After a Cash Election or a Stock Election is validly made with respect to any shares of Florida Rock Common Stock, no further registration of transfers of such shares shall be made on the stock transfer books of Florida Rock, unless and until such Cash Election or Stock Election is properly revoked.

(e) Vulcan and Florida Rock shall publicly announce the anticipated Election Date at least five business days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Date shall be similarly delayed to a subsequent date, and Vulcan and Florida Rock shall promptly announce any such delay and, when determined, the rescheduled Election Date.

(f) Any Cash Election or Stock Election may be revoked with respect to all or a portion of the shares of Florida Rock Common Stock subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Election Date. In addition, all Cash Elections and Stock Elections shall automatically be revoked if this Agreement is terminated in accordance with Article VII. If a Cash Election or Stock Election is revoked with respect to shares of Florida Rock Common Stock represented by Florida Rock Certificates, Florida Rock Certificates representing such shares shall be promptly returned to the holder that submitted the same to the Exchange Agent.

(g) The determination of the Exchange Agent (or the joint determination of Vulcan and Florida Rock, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections and Stock Elections shall have been properly made or revoked pursuant to this Section 2.2 and as to when Cash Elections, Stock Elections and revocations were received by the Exchange Agent. The Exchange Agent (or Vulcan and Florida Rock jointly, in the event that the Exchange Agent declines to make the following computation) shall also make all computations as to the proration contemplated by Section 2.3, and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of Vulcan, after Vulcan’s reasonable consultation with Florida Rock, make any rules as are consistent with this Section 2.2 for the implementation of the Cash Elections and Stock Elections provided for in this Agreement as shall be necessary or desirable to effect these Cash Elections and Stock Elections.

2.3.  Florida Rock Proration.  Notwithstanding anything in this Agreement to the contrary (but subject to Sections 2.1(b) and 2.4):

(a) The Cash Percentage (as defined below) of the shares of Florida Rock Common Stock (other than the Excluded Shares) issued and outstanding immediately prior to the Effective Time (such number, the “Cash Cap Number”) shall be converted into the right to receive the Cash Consideration, and all other shares of Florida Rock Common Stock (other than the Excluded Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Stock Consideration. The “Cash Percentage” shall be equal to 70%, subject to adjustment as provided in Section 2.1(d).

(b) If the aggregate number of Cash Electing shares of Florida Rock Common Stock (such number, the “Cash Election Number”) exceeds the Cash Cap Number, then (i) all Stock Electing Florida Rock Shares and Non-Electing Florida Rock Shares shall be converted into the right to receive the Stock Consideration and (ii) the number of Cash Electing Florida Rock Shares of each shareholder of Florida Rock that shall be converted into the right to receive the Cash Consideration shall be equal to the product obtained by multiplying (A) the number of Cash Electing Florida Rock Shares of such shareholder by (B) a fraction, the numerator of which is the Cash Cap Number and the denominator of which is the Cash Election Number, with the remaining number of such holder’s Cash Electing Florida Rock Shares being converted into the right to receive the Stock Consideration.

(c) If the Cash Election Number is less than the Cash Cap Number (such difference between the Cash Election Number and Cash Cap Number, the “Shortfall Number”), then (x) all Cash Electing Florida Rock Shares shall be converted into the right to receive the Cash Consideration and (y) the Stock Electing Florida Rock Shares and Non-Electing Florida Rock Shares shall be treated in the following manner:

(i) if the Shortfall Number is less than or equal to the aggregate number of Non-Electing Florida Rock Shares, then (x) all Stock Electing Florida Rock Shares shall be converted into the right to receive the Stock Consideration and (y) the Non-Electing Florida Rock Shares of each shareholder of Florida Rock shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Electing Florida Rock Shares equal to the product obtained by multiplying (1) the number of Non-Electing Florida Rock Shares of such shareholder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the aggregate number of Non-Electing Florida Rock Shares, with the remaining number of such holder’s Non-Electing Florida Rock Shares being converted into the right to receive the Stock Consideration; or

(ii) if the Shortfall Number exceeds the aggregate number of Non-Electing Florida Rock Shares, then (x) all Non-Electing Florida Rock Shares shall be converted into the right to receive the Cash Consideration and (y) the number of Stock Electing Florida Rock Shares of each shareholder of Florida Rock that shall be converted into the right to receive the Cash Consideration shall be equal to the product obtained by multiplying (1) the number of Stock Electing Florida Rock Shares of such shareholder by (2) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the aggregate number of Non-Electing Florida Rock Shares, and the denominator of which is the aggregate number of Stock Electing Florida Rock Shares, with the remaining number of such holder’s Stock Electing Florida Rock Shares being converted into the right to receive the Stock Consideration.

2.4.  Conversion of Vulcan Securities.  At the Initial Effective Time, by virtue of the Vulcan Merger and without any action on the part of Holdco, Virginia Merger Sub, Vulcan or the holders of any of the following securities:

(a) Conversion of Vulcan Common Stock.  Each share of common stock, par value $1.00 per share, of Vulcan (“Vulcan Common Stock”) issued and outstanding immediately prior to the Initial Effective Time (other than any shares cancelled pursuant to Section 2.4(b)) shall be converted into the right to receive one validly issued, fully paid and non assessable share of Holdco Common Stock (the “Vulcan Consideration” and, together with the Florida Rock Consideration, the “Merger Consideration”).

(b) Vulcan and Florida Rock-Owned Shares.  Each share of Vulcan Common Stock owned by Vulcan immediately prior to the Initial Effective Time, shall be cancelled without any conversion thereof, and no consideration shall be paid with respect thereto. Each share of Vulcan Common Stock owned by Florida Rock or any direct or indirect wholly owned Subsidiary of Florida Rock or Vulcan, in each case immediately prior to the Initial Effective Time, shall be converted into the right to receive the Vulcan Consideration.

(c) Conversion of Virginia Merger Sub Stock.  Each share of common stock of Virginia Merger Sub issued and outstanding immediately prior to the Initial Effective Time shall be converted into one fully paid and non assessable share of Vulcan Common Stock, as the surviving corporation in the Vulcan Merger, following which, the Vulcan Surviving Corporation shall become a wholly owned Subsidiary of Holdco.

(d) Cancellation of Holdco Common Stock.  Each share of Holdco Common Stock held by Vulcan immediately prior to the Initial Effective Time shall be cancelled, and no consideration shall be paid with respect thereto.

(e) Treatment of Vulcan Certificates and Vulcan Book-Entry Shares.  All of the shares of Vulcan Common Stock converted into the right to receive Holdco Common Stock pursuant to this Section 2.4 shall cease to be outstanding and shall be cancelled and retired and shall cease to exist and, as of the Initial Effective

Time, the holders of Vulcan Common Stock shall be deemed to have received shares of Holdco Common Stock (without the requirement for the surrender of any certificate previously representing any such shares of Vulcan Common Stock or issuance of new certificates representing Holdco Common Stock), with each certificate representing shares of Vulcan Common Stock prior to the Initial Effective Time being deemed to represent automatically an equivalent number of shares of Holdco Common Stock and with each share of Vulcan Common Stock represented by book-entry immediately prior to the Initial Effective Time being deemed to represent automatically one share of Holdco Common Stock.

2.5.  Exchange of Florida Rock Certificates and Florida Rock Book-Entry Shares.

(a) Deposit of Merger Consideration.  (i) As of and from time to time after the Effective Time, Holdco shall deposit with the Exchange Agent, for the benefit of the shareholders of Florida Rock, (A) certificates or, at Holdco’s option, evidence of shares in book entry form, representing shares of Holdco Common Stock in denominations as the Exchange Agent may reasonably specify and (B) cash, in each case as are issuable or payable, respectively, pursuant to this Article II in respect of shares of Florida Rock Common Stock for which Florida Rock Certificates or Florida Rock Book-Entry Shares have been properly delivered to the Exchange Agent or the cash to be paid in lieu of fractional shares. Such certificates (or evidence of book-entry form, as the case may be) for shares of Holdco Common Stock and such cash so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

(ii) The Exchange Agent shall invest any cash deposited with the Exchange Agent by Holdco as directed by Holdco, provided that no such investment or losses thereon shall affect the Cash Consideration payable to holders of shares of Florida Rock Common Stock entitled to receive such consideration or cash in lieu of fractional interests, and Holdco and Vulcan shall promptly provide additional funds to the Exchange Agent for the benefit of holders of shares of Florida Rock Common Stock entitled to receive such consideration in the amount of any such losses. Any interest or income produced by such investments shall not be deemed part of the Exchange Fund and shall be payable to Holdco or Vulcan, as Holdco directs.

(b) Exchange Procedures.  (i) As soon as reasonably practicable after the Effective Time, Holdco shall cause to be mailed to each record holder, as of the Effective Time, of Non-Electing Florida Rock Shares (such holders, “Non-Electing Florida Rock Holders”) subject to Section 2.3 above, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Florida Rock Certificates held by such holder representing such Non-Electing Florida Rock Shares shall pass only upon proper delivery of the Florida Rock Certificates to the Exchange Agent or, in the case of Florida Rock Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and (ii) instructions for use in effecting the surrender of the Florida Rock Certificates or, in the case of Florida Rock Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration therefor. Such letter of transmittal shall be in such form and have such other provisions as Holdco may specify and shall be reasonably acceptable to Florida Rock.

(ii) (x) Each former shareholder of Florida Rock who properly made and did not revoke a Cash Election or Stock Election shall be entitled to receive in exchange for such shareholder’s Electing Florida Rock Shares the following as specified in clauses (A) and (B), and (y) upon surrender by a Non-Electing Florida Rock Holder to the Exchange Agent of a Florida Rock Certificate or Florida Rock Book-Entry Shares, as applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, each Non-Electing Florida Rock Holder shall be entitled to receive in exchange therefor: (A) the number of whole shares of Holdco Common Stock, if any, into which such holder’s shares of Florida Rock Common Stock represented by such holder’s properly surrendered Florida Rock Certificates or Florida Rock Book-Entry Shares, as applicable, were converted in accordance with this Article II (after taking into account all shares of Florida Rock Common Stock to which an election or non-election of the same type were made), and such Florida Rock Certificates or Florida Rock Book-Entry Shares so surrendered shall be forthwith cancelled, and (B) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Section 2.5(g)) equal to (I) the amount of cash (including the Cash Consideration and cash in lieu of fractional interests in shares of Holdco Common Stock to be paid pursuant to Section 2.5(d)), if any, into which such holder’s shares of Florida Rock Common Stock represented by such holder’s properly surrendered Florida Rock Certificates or Florida Rock Book-Entry Shares, as applicable, were converted in accordance with this

Article II, plus (II) any cash dividends or other distributions that such holder has the right to receive pursuant to Section 2.5(c).

(iii) If payment or issuance of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Florida Rock Certificate is registered, it shall be a condition of payment or issuance that the Florida Rock Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment or issuance shall have paid to the Exchange Agent any transfer and other Taxes required by reason of the payment or issuance of the Merger Consideration to a person other than the registered holder of the Florida Rock Certificate surrendered or shall have established to the satisfaction of the Exchange Agent that such Tax either has been paid or is not applicable. In the event that any Florida Rock Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Florida Rock Certificate, the Exchange Agent shall deliver in exchange for the lost, stolen or destroyed Florida Rock Certificate the applicable Merger Consideration payable in respect of the shares of Florida Rock Common Stock represented by the Florida Rock Certificate pursuant to this Article II.

(iv) No interest shall be paid or accrued for the benefit of holders of the Florida Rock Certificates or Florida Rock Book-Entry Shares on the Merger Consideration payable in respect of the Florida Rock Certificates or Florida Rock Book-Entry Shares. Until surrendered as contemplated hereby, each Florida Rock Certificate or Book-Entry Share shall, after the Effective Time, represent for all purposes only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II, the issuance or payment of which (including any cash in lieu of fractional shares) shall be deemed to be the satisfaction in full of all rights pertaining to shares of Florida Rock Common Stock converted in the Florida Rock Merger.

(v) At the Effective Time and the Initial Effective Time, respectively, the stock transfer books of Florida Rock and Vulcan shall be closed, and thereafter there shall be no further registration of transfers of shares of Florida Rock Common Stock or Vulcan Common Stock, respectively, that were outstanding prior to the Effective Time and the Initial Effective Time, respectively. After the Effective Time and the Initial Effective Time, respectively, Florida Rock Certificates or Florida Rock Book-Entry Shares presented to Florida Rock for transfer shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(c) Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to shares of Holdco Common Stock issuable with respect to the shares of Florida Rock Common Stock shall be paid to the holder of any unsurrendered Florida Rock Certificates or Florida Rock Book-Entry Shares until those Florida Rock Certificates or Florida Rock Book-Entry Shares are surrendered as provided in this Article II. Upon surrender, there shall be issued and/or paid to the holder of the shares of Holdco Common Stock issued in exchange therefor, without interest, (A) at the time of surrender, the dividends or other distributions payable with respect to those shares of Holdco Common Stock with a record date on or after the date of the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those shares of Holdco Common Stock with a record date on or after the date of the Effective Time but with a payment date subsequent to surrender.

(d) No Fractional Shares.  No certificates or scrip representing fractional shares of Holdco Common Stock shall be issued upon the surrender for exchange of Florida Rock Certificates or Florida Rock Book-Entry Shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Holdco. In lieu thereof, upon surrender of the Florida Rock Certificates or Florida Rock Book-Entry Shares, Holdco shall pay each holder of Florida Rock Common Stock an amount in cash equal to the product obtained by multiplying (a) the fractional share interest to which such holder (after taking into account all shares of Florida Rock Common Stock held at the Effective Time and for which an election or non-election of the same type was made by such holder) would otherwise be entitled, by (b) the closing price on the New York Stock Exchange, Inc. (“NYSE”) for a share of Vulcan Common Stock on the last trading day immediately preceding the Effective Time.

(e) Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the shareholders of Florida Rock on the first anniversary of the Effective Time shall be delivered to Holdco, upon demand by Holdco, and any shareholders of Florida Rock who have not theretofore complied with this Article II shall thereafter look only to Holdco for payment of their claim for any part of the Merger Consideration, any cash in lieu of fractional shares of Holdco Common Stock and any dividends or distributions with respect to Holdco Common Stock.

(f) No Liability.  None of Vulcan, Florida Rock or Holdco shall be liable to any holder of shares of Florida Rock Common Stock for cash or shares of Holdco Common Stock (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Withholding.  Holdco and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Florida Rock Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Holdco or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Florida Rock Common Stock in respect of which such deduction and withholding was made by Holdco or the Exchange Agent.

2.6.  Florida Rock Options and Other Stock-Based Awards.  The Board of Directors of Florida Rock or the appropriate committee thereof shall take all action necessary so that:

(a) Effective as of at least ten (10) business days prior to the Election Date, Florida Rock shall cause each option or other right to acquire Florida Rock Common Stock under any Florida Rock Stock Plan (as defined in Section 3.1(b)) (a “Florida Rock Stock Option”), to become fully vested and exercisable. In connection therewith, Florida Rock shall provide written notice to each holder of a Florida Rock Stock Option, that (i) such Florida Rock Stock Option shall be, as at the date of such notice, exercisable in full, (ii) such Florida Rock Stock Option shall terminate at the Effective Time and (iii) if such Florida Rock Stock Option is not exercised or otherwise terminated on or before the fourth business day prior to the Election Date, such Florida Rock Stock Option shall be treated as set forth in Section 2.6(b) below.

(b) Each Florida Rock Stock Option that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent an option to acquire shares of Florida Rock Common Stock and shall instead represent the right to receive a cash amount equal to the Option Consideration for each share of Florida Rock Common Stock then subject to such Florida Rock Stock Option, which Option Consideration shall be paid as soon after the Closing Date as shall be practicable. Notwithstanding the foregoing, Holdco and the Exchange Agent shall be entitled to deduct and withhold from the Option Consideration otherwise payable such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. For purposes of this Agreement, “Option Consideration” means, with respect to any share of Florida Rock Common Stock issuable under a particular Florida Rock Stock Option, an amount equal to the excess, if any, of (i) the Cash Consideration over (ii) the exercise price payable in respect of such share of Florida Rock Common Stock issuable under such Florida Rock Stock Option.

(c) Each stock unit in respect of a share of Florida Rock Common Stock under any Florida Rock Stock Plan (the “Florida Rock Stock Units”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be converted into a number of stock units in respect of Holdco Common Stock equal to the number of shares of Florida Rock Common Stock underlying the Florida Rock Stock Units immediately prior to the Effective Time multiplied by the Exchange Ratio. At and after the Effective Time, the Florida Rock Stock Units shall continue to be payable or distributable in accordance with the terms of the Director Stock Purchase Plan and any individual agreement relating to such Florida Rock Stock Units, subject to the requirements of Section 409A of the Code.

(d) Prior to the Effective Time, Florida Rock shall take all actions that are necessary (i) to give effect to the transactions contemplated by this Section 2.6, including amending the terms of the Florida Rock Stock Plan, and (ii) to ensure that no individual shall have the right to receive any Florida Rock Common Stock in connection with the exercise of a Florida Rock Stock Option or settlement of a Florida Rock Stock Unit following the Effective Time. Florida Rock shall keep Vulcan fully informed, with respect to all amendments, resolutions, notices and actions that Vulcan intends to adopt, distribute or take in connection with the matters described in this Section 2.6, and shall provide Vulcan with a reasonable opportunity to review and comment on all such amendments, resolutions and notices.

2.7.  Vulcan Options and Other Stock-Based Awards.  The Board of Directors of Vulcan or the appropriate committee thereof shall take all action necessary so that:

(a) Each option or other right to acquire Vulcan Common Stock under any Vulcan Stock Plan (as defined in Section 3.2(b)) (a “Vulcan Stock Option”), and each stock appreciation right with respect to Vulcan Common Stock under any Vulcan Stock Plan (a “Vulcan SAR”) which is outstanding immediately prior to the Effective Time (whether vested or unvested) shall, as of the Initial Effective Time, cease to represent an option on, stock appreciation right with respect to, or other right to acquire, shares of Vulcan Common Stock and shall instead represent the right to purchase (in the case of Vulcan Stock Options) or a stock appreciation right with respect to (in the case of Vulcan SARs) a number of shares of Holdco Common Stock equal to the number of shares of Vulcan Common Stock subject to such Vulcan Stock Option or Vulcan SAR immediately prior to the Initial Effective Time. The exercise price or base price per share of Holdco Common Stock subject to any such Vulcan Stock Option or Vulcan SAR at and after the Initial Effective Time shall be equal to the exercise price or base price per share of Vulcan Common Stock subject to such Vulcan Stock Option or Vulcan SAR prior to the Initial Effective Time.

(b) Each restricted stock unit, deferred stock unit or phantom unit in respect of a share of Vulcan Common Stock (the “RSUs”) which is outstanding under any Vulcan Stock Plan or otherwise (including any RSUs held in participant accounts under any employee benefit or compensation plan or arrangement of Vulcan) immediately prior to the Initial Effective Time shall, as of the Initial Effective Time, be converted into a number of restricted stock units in respect of shares of Holdco Common Stock, equal to the number of shares underlying RSUs held by the grantee immediately prior to the Initial Effective Time.

2.8.  Stock Plans.  Following the Closing Date, Holdco may grant equity awards under the Vulcan Stock Plans and the Florida Rock Stock Plans to the extent shares are available for grant under any such plan, in accordance with the mergers and acquisitions exemption to the equity compensation plan shareholder approval requirement under the NYSE rules.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1.  Representations and Warranties of Florida Rock.  Except (x) with respect to any subsection of this Section 3.1, as set forth in the correspondingly identified subsection of the disclosure letter delivered by Florida Rock to Vulcan concurrently herewith (the “Florida Rock Disclosure Letter”) (it being understood by the parties that any information disclosed in one subsection of the Florida Rock Disclosure Letter shall be deemed to be disclosed for purposes of each other subsection of the Florida Rock Disclosure Letter to which the relevance of such information is reasonably apparent) or (y) as disclosed in the Florida Rock SEC Documents filed prior to the date hereof (excluding, in each case, any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures included therein to the extent that they are cautionary, predictive, or forward looking in nature), Florida Rock represents and warrants to Vulcan as follows:

(a) Organization, Standing and Power.  Each of Florida Rock and its Significant Subsidiaries (as defined below) is a corporation or other entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of incorporation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and, if applicable, in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, in each case, other than as would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on Florida Rock. The Florida Rock Charter and Florida Rock Bylaws, copies of which have been made available to

Vulcan, are true, complete and correct copies of such documents as in effect on the date hereof. As used in this Agreement:

(i) the word “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (A) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership), or (B) a majority of the stock or other equity interests of which that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries; provided that the joint venture between Florida Rock and Patriot Transportation Holding, Inc. (“Patriot”) shall be considered a Subsidiary of Florida Rock for purposes of this Agreement.

(ii) a “Significant Subsidiary” means any Subsidiary of Florida Rock or Vulcan, as the case may be, that constitutes a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the “SEC”); and

(iii) the term “material adverse effect” means, with respect to any party hereto, a material adverse effect on the financial condition, businesses or results of operations of such party and its Subsidiaries taken as a whole; provided that, for purposes of this clause (iii) the following shall not be deemed to have a “material adverse effect”: any change or event caused by or resulting from (A) changes, in prevailing economic or market conditions or the securities, credit or financial markets in the United States or elsewhere (except to the extent those changes have a materially disproportionate effect on such entity and its Subsidiaries relative to other similarly situated participants in the industries in which they operate), (B) changes or events, affecting the industries in which they operate generally (except to the extent those changes or events have a materially disproportionate effect on such entity and its Subsidiaries relative to other similarly situated participants in the industries in which they operate), (C) changes in generally accepted accounting principles (“GAAP”) applicable to such entity and its Subsidiaries, (D) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity, (E) the announcement of this Agreement, (F) the impact of changes in the housing or commercial building markets in the State of Florida, whether occurring prior to or after the date of this Agreement, (G) any weather-related or other force majeure event (except to the extent those events have a materially disproportionate effect on such entity and its Subsidiaries relative to other similarly situated participants in the industries in which they operate), or (H) any developments (including adverse judgments) in the litigation matter set forth on Schedule 3.1(a)(iii) of the Florida Rock Disclosure Letter.

(iv) Notwithstanding the foregoing, solely with respect to Sections 5.3 and 6.2(d) of this Agreement, “material adverse effect” with respect to Florida Rock shall mean, a disposition (or commitment to do same) of Vulcan or Florida Rock assets or businesses (subject to the remainder of this paragraph) that, individually or in the aggregate, generated earnings before interest, taxes, depreciation and amortization (“EBITDA”) equal to or greater than $18.5 million in 2006. If Vulcan swaps an asset or business of Florida Rock or Vulcan for an asset or business of a third-party, or enters into an agreement to effect such a swap, then in determining whether there has been a material adverse effect on Florida Rock’s aggregates business, to the extent that the EBITDA of the Vulcan or Florida Rock property so disposed of exceeds the EBITDA of the third party property received in return, the difference between the EBITDA of such properties shall be added to the total of disposed EBITDA, and to the extent that the EBITDA of the Vulcan or Florida Rock property so disposed of is less than the EBITDA of the third party property received in return, the difference between the EBITDA of such properties shall be subtracted from the total of disposed EBITDA. If Vulcan sells or otherwise disposes of a Vulcan asset or business pursuant to Section 5.3 (other than swaps, which shall be treated as above), then the EBITDA for the corresponding asset or business of Florida Rock that is closest to the Vulcan asset or business so sold or disposed of shall be considered for purposes of determining whether there has been a material adverse effect on Florida Rock’s aggregates business.

(b) Capital Structure.  (i) The authorized capital stock of Florida Rock consists of 150,000,000 shares of Florida Rock Common Stock and 10,000,000 preferred shares, no par value per share (the “Florida Rock Preferred Stock”), of which 500,000 shares of Florida Rock Preferred Stock are designated Series A Junior Participating Preferred Stock, par value $0.01 per share. As of the close of business on February 8, 2007, (A) 65,809,776 shares of Florida Rock Common Stock were issued (including shares held in treasury), 3,838,702 shares of Florida Rock Common Stock were subject to issuance upon the exercise or payment of outstanding Florida Rock Stock Options, 576,656 shares of Florida Rock Common Stock were reserved for issuance upon the exercise or payment of stock options, stock units or other awards or pursuant to any plans of Florida Rock under which any award, grant or other form of compensation issuable in the form of, or based in whole or in part on the value of, Florida Rock Common Stock, may be conferred on any individual or entity (such stock options, units and other awards and plans, collectively, the “Florida Rock Stock Plans”), and 396,002 shares of Florida Rock Common Stock were held by Florida Rock in its treasury or by its Subsidiaries, and (B) no shares of Florida Rock Preferred Stock were outstanding or reserved for issuance. All outstanding shares of Florida Rock Common Stock have been duly authorized and validly issued and are fully paid and, except as set forth in the FBCA, non assessable and are not subject to preemptive rights.

(ii) No bonds, debentures, notes or other indebtedness generally having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Florida Rock are issued or outstanding.

(iii) Except for (A) this Agreement, (B) Florida Rock Stock Options that represented, as of February 8, 2007, the right to acquire up to an aggregate of 3,838,702 shares of Florida Rock Common Stock, and (C) agreements entered into and securities and other instruments issued after the date hereof as permitted by Section 4.1, there are no options, warrants, calls, rights, commitments or agreements of any character to which Florida Rock or any Subsidiary of Florida Rock is a party or by which it or any such Subsidiary is bound obligating Florida Rock or any Subsidiary of Florida Rock to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of Florida Rock or of any Subsidiary of Florida Rock or obligating Florida Rock or any Subsidiary of Florida Rock to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of Florida Rock or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of Florida Rock or any of its Subsidiaries, or (B) pursuant to which Florida Rock or any of its Subsidiaries is or could be required to register shares of Florida Rock Common Stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”), except any such contractual obligations entered into after the date hereof as permitted by Section 4.1. All Florida Rock Stock Options were granted at an exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of a share of Florida Rock Common Stock on the date of grant and no Florida Rock Stock Option has been extended, amended or repriced since the date of grant.

(iv) Since February 8, 2007, except as permitted by Section 4.1, Florida Rock has not (A) issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of Florida Rock or any of its Subsidiaries, other than pursuant to and as required by the terms of the Florida Rock Stock Plans and any employee stock options and other awards issued under the Florida Rock Stock Plans prior to the date hereof (or issued after the date hereof in compliance with Sections 4.1(c) and 4.1(k)); (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more Florida Rock Subsidiaries, any shares of capital stock of Florida Rock or any of its Subsidiaries; or (C) declared, set aside, made or paid to the shareholders of Florida Rock dividends or other distributions on the outstanding shares of capital stock of Florida Rock, other than regular quarterly cash dividends on the Florida Rock Common Stock at an amount per share not in excess of the regular quarterly cash dividend most recently declared by Florida Rock prior to the date hereof.

(c) Authority.  (i) Florida Rock has all requisite corporate power and authority to enter into this Agreement and, subject in the case of the consummation of the Florida Rock Merger to the approval of this Agreement by the Required Florida Rock Vote (as defined in Section 3.1(n)), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Florida Rock, subject in the case of the consummation of the Florida Rock Merger to the approval of this Agreement by the

Required Florida Rock Vote. This Agreement has been duly executed and delivered by Florida Rock and constitutes a valid and binding obligation of Florida Rock, enforceable against Florida Rock in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a “Violation”) pursuant to, any provision of the Florida Rock Charter, Florida Rock Bylaws or equivalent governing documents of any Significant Subsidiary of Florida Rock, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Florida Rock or any Subsidiary of Florida Rock or their respective properties or assets, which Violation, individually or in the aggregate, would reasonably be expected to (x) have a material adverse effect on Florida Rock or (y) prevent, materially delay or materially impede Florida Rock’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or self-regulatory organization (a “Governmental Entity”) is required by or with respect to Florida Rock or any Subsidiary of Florida Rock in connection with the execution and delivery of this Agreement by Florida Rock or the consummation by Florida Rock of the transactions contemplated hereby, the failure to make or obtain that, individually or in the aggregate, would reasonably be expected to (x) have a material adverse effect on Florida Rock or (y) prevent, materially delay or materially impede Florida Rock’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, except for (A) the filing with the SEC of the Proxy Statement/Prospectus, (B) the filing of the Florida Rock Articles of Merger with the applicable Governmental Entities required by the FBCA, and (C) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

(d) SEC Documents.  Florida Rock has filed all required reports, schedules, registration statements and other documents with the SEC since September 30, 2004 (the “Florida Rock SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Florida Rock SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Florida Rock SEC Documents, and none of the Florida Rock SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Florida Rock included in the Florida Rock SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of Florida Rock and its consolidated Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown. As of the date hereof, there are no outstanding written comments from the SEC with respect to any of the Florida Rock SEC Documents.

(e) Undisclosed Liabilities.  Except for (i) those liabilities that are appropriately reflected or reserved for in the consolidated financial statements of Florida Rock included in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006, as filed with the SEC prior to the date hereof, (ii) liabilities incurred since December 31, 2006 in the ordinary course of business consistent with past practice,

(iii) liabilities that are, individually and in the aggregate, immaterial to Florida Rock, (iv) liabilities incurred pursuant to the transactions contemplated by, or permitted by, this Agreement, and (v) liabilities or obligations discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice, Florida Rock and its Subsidiaries do not have, any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise) that are required to be reflected in Florida Rock’s financial statements in accordance with GAAP.

(f) Compliance with Applicable Laws and Reporting Requirements.  (i) Florida Rock and its Subsidiaries hold all permits, certificates, licenses, variances, exemptions, orders and approvals of all Governmental Entities that are material to the operation of the businesses of Florida Rock and its Subsidiaries, taken as a whole (the “Florida Rock Permits”), and Florida Rock and its Subsidiaries are and for the two years preceding the date hereof have been in compliance with the terms of the Florida Rock Permits and all applicable laws and regulations, except where the failure so to hold or comply would not reasonably be expected to have a material adverse effect on Florida Rock. The businesses of Florida Rock and its Subsidiaries are not being and during the two years preceding the date hereof have not been conducted in violation of any law, ordinance (including zoning) or regulation of any Governmental Entity (including the Sarbanes-Oxley Act of 2002), except for violations that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on Florida Rock. No investigation by any Governmental Entity with respect to Florida Rock or any of its Subsidiaries is pending or, to the knowledge of Florida Rock, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Florida Rock.

(ii) Florida Rock and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Florida Rock (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Florida Rock in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Florida Rock’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to Florida Rock’s auditors and the audit committee of Florida Rock’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Florida Rock’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Florida Rock’s internal controls over financial reporting.

(g) Legal Proceedings.  There is no claim, suit, action, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Florida Rock, threatened, against or affecting Florida Rock or any Subsidiary of Florida Rock that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Florida Rock, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Florida Rock or any Subsidiary of Florida Rock having or that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Florida Rock or on Holdco after the Effective Time.

(h) Taxes.  (i) Except as would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on Florida Rock:

(1) Each of Florida Rock and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all respects), has timely paid all Taxes shown thereon as arising and has duly and timely paid all Taxes that are due and payable or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Florida Rock’s most recent consolidated financial statements;

(2) Florida Rock and each of its Subsidiaries has withheld and paid over to the relevant taxing authority all Taxes required to have been withheld and paid in connection with payments to employees, independent contractors, creditors, shareholders or other third parties;

(3) Florida Rock and each of its Subsidiaries has withheld and paid over to the relevant taxing authority all sales, use or other Taxes collected with respect to payments received from customers or other third parties;

(4) Neither Florida Rock nor, to Florida Rock’s knowledge, any of its Subsidiaries, has received written notice of any proposed or threatened proceeding, examination, investigation, audit or administrative or judicial proceeding (“proceedings”) against, or with respect to any Taxes of, Florida Rock or any of its Subsidiaries, and no such proceedings are currently pending;

(5) No deficiencies for any Taxes have been proposed, asserted or assessed in writing against Florida Rock or any of its Subsidiaries that have not been finally resolved and paid in full;

(6) Neither Florida Rock nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect;

(7) No claim has been made in writing by any Governmental Entity in a jurisdiction in which Florida Rock or any of its Subsidiaries does not file a Tax Return that Florida Rock or any of its Subsidiaries is or may be subject to taxation by such jurisdiction;

(8) There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings) upon any of the assets of Florida Rock or any of its Subsidiaries;

(9) Neither Florida Rock nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation, or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Florida Rock and its Subsidiaries and other than customary tax indemnifications contained in credit or similar agreements), under which Holdco, Florida Rock Surviving Corporation or any of their Subsidiaries could be liable, following the Effective Date, for the Tax liability of another entity;

(10) Neither Florida Rock nor any of its Subsidiaries (A) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was Florida Rock) or (B) has any liability for the Taxes of any person (other than Florida Rock or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise;

(11) Neither Florida Rock nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code;

(12) Neither Florida Rock nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1); and

(13) As of the date of this Agreement, neither Florida Rock nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent (i) the exchange of Florida Rock Common Stock and Vulcan Common Stock for Holdco Common Stock pursuant to the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code or (ii) the Vulcan Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(ii) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments imposed by any Governmental Entity together with all penalties and additions to tax and interest thereon.

(iii) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to, or required to be supplied to, a Governmental Entity.

(i) Certain Agreements.  Except for this Agreement, neither Florida Rock nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (i) with respect to the employment of any directors or executive officers, or with any consultants that are natural persons, involving the payment of $1.0 million or more per annum, (ii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) that limits the ability of Florida Rock or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or that requires referrals of business and, in each case, which limitation or requirement would reasonably be expected to be material to Florida Rock and its Subsidiaries taken as a whole, (iv) that relates to the sale of products by Florida Rock or any of its Subsidiaries which have not been performed by Florida Rock or its applicable Subsidiaries and for which a performance obligation that is material to Florida Rock and its Subsidiaries, taken as a whole, would remain after the Effective Time, (v) in the case of an Employee Benefit Plan of Florida Rock, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vi) that has as its subject matter an Affiliate Transaction (as defined in Section 3.1(v)), or (vii) that would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the transactions contemplated by this Agreement. All contracts, arrangements, commitments or understandings of the type described in this Section 3.1(i) (collectively referred to herein as the “Florida Rock Contracts”) are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Florida Rock. Neither Florida Rock nor any of its Subsidiaries has, and to the knowledge of Florida Rock, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any Florida Rock Contract, except in each case for those violations and defaults that, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on Florida Rock.

(j) Benefit Plans.  For purposes hereof, the following terms shall have the following meaning:

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA or under Section 412 of the Code as a result of failure to comply with the minimum funding requirements, (iii) under Section 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

“Employee Benefit Plan” means any employee benefit plan, program, policy, practices, or other arrangement providing benefits to any current or former employee, officer or director of Florida Rock or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Florida Rock or any of its Subsidiaries or to which Florida Rock or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, insurance, stock purchase, stock option, equity award, severance, employment, change of control or fringe benefit plan, program or agreement.

“Employment Agreement” means a contract, offer letter or agreement of Florida Rock or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee, director or consultant pursuant to which Florida Rock or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(i) Section 3.1(j)(i) of the Florida Rock Disclosure Letter includes a complete list and description of all Employee Benefit Plans and all Employment Agreements.

(ii) With respect to each material Employee Benefit Plan, Florida Rock has made available to Vulcan a true and correct copy of each writing constituting a part of such Employee Benefit Plan, including (A) the most recent annual report (Form 5500) filed with the IRS, if any, (B) such Employee Benefit Plan, (C) each trust agreement relating to such Employee Benefit Plan, if any, (D) the most recent summary plan description for each Employee Benefit Plan for which a summary plan description is required by ERISA, (E) the most recent actuarial report or valuation relating to an Employee Benefit Plan subject to Title IV of ERISA, and (F) the most recent determination letter issued by the IRS with respect to any Employee Benefit Plan qualified under Section 401(a) of the Code, if any.

(iii) Section 3.1(j)(iii) to the Florida Rock Disclosure Letter identifies each Employee Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and there are no circumstances, and no events have occurred, that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust. Section 3.1(j)(iii) to the Florida Rock Disclosure Letter identifies each Employee Benefit Plan that is intended to meet the requirements of Code Section 501(c)(9), and each such plan meets such requirements and provides no disqualified benefits (as such term is defined in Code Section 4976(b)).

(iv) All contributions required to be made to any Employee Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Employee Benefit Plan, for any period through the date hereof have been timely made or paid in full (except where Florida Rock’s failure to timely make such contributions or pay such premiums would not result in any material liability, penalty or tax).

(v) With respect to each Employee Benefit Plan, Florida Rock and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such Employee Benefit Plans and each Employee Benefit Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to an Employee Benefit Plan or the imposition of any lien on the assets of Florida Rock or any of its Subsidiaries under ERISA or the Code.

(vi) With respect to each Employee Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Employee Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such Employee Benefit Plans (whether or not vested), based on the most recently available actuarial report with respect to such Employee Benefit Plan; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such Employee Benefit Plan and no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Employee Benefit Plan.

(vii) Except as set forth in Section 3.1(j)(vii) of the Florida Rock Disclosure Letter: (A) no Employee Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (B) none of Florida Rock or any of its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (C) none of Florida Rock or any of its Subsidiaries nor any ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. With respect to each Employee Benefit Plan that is a Multiemployer Plan, except as set forth in Section 3.1(j)(vii) of the Florida Rock Disclosure Letter: (x) if Florida Rock or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan, no Withdrawal Liability would be incurred; and (y) none of Florida Rock and its Subsidiaries, nor any of their respective ERISA Affiliates has received any notification, nor has any reason to believe, that any such Employee Benefit Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated.

(viii) There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a material liability of Florida Rock or any of its Subsidiaries following the Closing. Without limiting the generality of the foregoing, neither Florida Rock nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(ix) Section 3.1(j)(ix) to the Florida Rock Disclosure Letter sets forth each Employee Benefit Plan or Employment Agreement under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, consultant or director of Florida Rock or any of its Subsidiaries, or could limit the right of Florida Rock or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan, Employment Agreement or trust. Except as set forth in Section 3.1(j)(ix) of the Florida Rock Disclosure Letter, neither Florida Rock nor any of its Subsidiaries is a party to any plan, program, agreement, arrangement, or policy that would result, separately or in the aggregate, in the payment or provision (whether in connection with any termination of employment or otherwise) of any “excess parachute payment” within the meaning of Section 280G of the Code with respect to a current or former employee or current or former consultant or contractor of Florida Rock or any of its Subsidiaries or that could give rise to the payment of any amount that would not be deductible by reason of Section 162(m) of the Code. No Employee Benefit Plan or Employment Agreement provides for a tax gross-up with respect to the excise tax imposed under Section 4999 of the Code or the tax or penalties imposed under Section 409A of the Code.

(x) To Florida Rock’s knowledge, none of Florida Rock and its Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Employee Benefit Plans or their related trusts, Florida Rock, any of its Subsidiaries or any person that Florida Rock or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(xi) There are no pending or, to Florida Rock’s knowledge, threatened, claims (other than routine claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and to Florida Rock’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Employee Benefit Plans, any fiduciaries thereof with respect to their duties to the Employee Benefit Plans or the assets of any of the trusts under any of the Employee Benefit Plans which could reasonably be expected to result in any material liability of Florida Rock or any of its Subsidiaries to the PBGC, the Department of Treasury, the Department of Labor, any Multiemployer Plan, any Employee Benefit Plan or any participant in an Employee Benefit Plan.

(xii) Neither Florida Rock nor any of its Subsidiaries has any liability for life, or medical benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Florida Rock or any of its Subsidiaries.

(xiii) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated in material compliance with Section 409A of the Code since September 30, 2004, based upon a good faith, reasonable interpretation of (i) Section 409A of the Code and (ii) (A) the proposed regulations issued thereunder or (b) Internal Revenue Service Notice 2005-1.

(k) Subsidiaries.  Exhibit 21 to Florida Rock’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 filed with the SEC prior to the date hereof includes all the Subsidiaries of Florida Rock that are Significant Subsidiaries. All of the shares of capital stock or other equity interests of each of the Subsidiaries held by Florida Rock or by another Subsidiary of Florida Rock are fully paid and nonassessable and are owned by Florida Rock or a Subsidiary of Florida Rock free and clear of any Lien.

(l) Absence of Certain Changes or Events.  Since December 31, 2006, (i) Florida Rock and its Subsidiaries have conducted their respective businesses in the ordinary course consistent in all material respects with their past practices and (ii) there has not been any change, circumstance or event that has had, or would reasonably be expected to have, a material adverse effect on Florida Rock.

(m) Board Approval; Florida Rock Rights Agreement.  (i) The Board of Directors of Florida Rock, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held (the “Florida Rock Board Approval”), has (A) adopted this Agreement, (B) recommended that the shareholders of Florida Rock approve this Agreement and directed that such matter be submitted for consideration by Florida Rock shareholders at the Florida Rock Shareholders Meeting (as defined in Section 5.1(b)), and (C) approved the Support Agreement. The Florida Rock Board Approval constitutes approval of this Agreement and the Florida Rock Merger for purposes of Section 901 of the FBCA such that no other action or approval of the Board of Directors of Florida Rock or any person is needed to exempt this Agreement, the Support Agreement, the Florida Rock Merger or the other transactions contemplated hereby from the restrictions of Section 901 of the FBCA and of any other transaction effected by Vulcan or any of its affiliates for purposes of Section 901 of the FBCA. To the knowledge of Florida Rock, except for Section 901 of the FBCA (which have been rendered inapplicable), no “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation (including Section 902 of the FBCA) is applicable to this Agreement, the Florida Rock Merger, or the other transactions contemplated hereby.

(ii) Florida Rock has taken all actions necessary to render the rights issued pursuant to the Rights Agreement, dated as of May 5, 1999, by and between Florida Rock and First Union National Bank (the “Florida Rock Rights Agreement”) inapplicable to this Agreement, the Florida Rock Merger, the Support Agreement and the transactions contemplated hereby and thereby.

(n) Vote Required.  Assuming that the representations and warranties of Vulcan set forth in Section 3.2(b)(v) are true and correct, the affirmative vote of the holders of a majority of the outstanding shares of Florida Rock Common Stock to approve this Agreement (the “Required Florida Rock Vote”) is the only vote of the holders of any class or series of Florida Rock capital stock necessary to approve this Agreement and the transactions contemplated hereby.

(o) Properties.  (i) Other than with respect to the Real Properties (which are addressed in clauses (ii)-(v) of this Section 3.1(o)), Florida Rock or one of its Subsidiaries (A) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the Florida Rock SEC Documents as being owned by Florida Rock or one of its Subsidiaries or acquired after the date thereof that are material to Florida Rock’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (1) statutory Liens securing payments not yet due, (2) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not affect in any material respect the current use of the properties or assets subject thereto or affected thereby or otherwise impair in any material respect the business operations at such properties and (3) mortgages, deeds of trust or security interests related to indebtedness reflected on the consolidated financial statements of Florida Rock (such Liens in clauses (1) through (3), “Florida Rock Permitted Liens”), and (B) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Florida Rock SEC Documents or acquired after the date thereof that are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without any default thereunder by the lessee or, to Florida Rock’s knowledge, the lessor.

(ii) Except as would not reasonably be expected to have a material adverse effect on Fresno, Florida Rock or one of its Subsidiaries has good and marketable either fee simple or leasehold (as the case may be) title to all the real properties (the “Real Properties”) occupied, used or held for use in Florida Rock’s business or reflected in the latest audited balance sheet included in the Florida Rock SEC Documents (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice), in each case free and clear of all Liens and Encumbrances other than Florida Rock Permitted Liens and Florida Rock Permitted Encumbrances. All aspects of the Real Property are in compliance in all material respects with any and all restrictions and other provisions included in the Florida Rock Permitted Encumbrances, and there are no matters which create, or which with notice or the passage of time would create, a default under any of the documents evidencing the Florida Rock Permitted Encumbrances, except in each case where the failure to comply or the default would not reasonably be expected to have a material adverse effect on Florida Rock.

(iii) Each of the leases and subleases pursuant to which Florida Rock or any of its Subsidiaries leases the leased Real Properties (the “Real Property Leases”) is valid, binding and in full force and effect without default thereunder by the lessee or, to Florida Rock’s knowledge, the lessor (and there are no outstanding defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a default or breach by either party under any Real Property Lease), except in each case where the failure to comply or the default would not reasonably be expected to have a material adverse effect on Florida Rock. True and complete copies of all Real Property Leases that are material to Florida Rock have been provided by Florida Rock to Vulcan prior to the date of this Agreement, including all amendments or modifications thereof and all side letters or other instruments affecting the obligations of any party thereunder. There is no pending or, to the knowledge of

Florida Rock, threatened suit, action or proceeding with respect to any leased property that is material to Florida Rock which would reasonably be expected to interfere in any material respect with the quiet enjoyment of any tenant. As used herein, the term “lease” shall also include subleases, the term “lessor” shall also include any sublessor, and the term “lessee” shall also include any sublessee.

(iv) Except as would not reasonably be expected to have a material adverse effect on Florida Rock, all buildings, structures, improvements and fixtures located on or within the Real Property, and all other aspects of the Real Property, (1) are in good operating condition and repair and are structurally sound and free of any defects; (2) are suitable, sufficient and appropriate in all respects for their current and contemplated uses; and (3) consist of sufficient land, parking areas, sidewalks, driveways and other improvements (and otherwise have adequate ingress and egress to public rights of way) to permit the continued use of such facilities in the manner and for the purposes to which they are presently devoted or to which they are contemplated to be devoted.

(v) As used herein, the term “Encumbrance” shall mean any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third party right or encumbrance of any kind or nature. As used herein, the term “Florida Rock Permitted Encumbrances” means easements, rights-of-way, encroachments, restrictions, conditions and other similar encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not materially and adversely impact the use of the applicable Real Property in the business as currently operated or otherwise materially and adversely impair Florida Rock’s business operations at such location (as currently operated).

(p) Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Florida Rock, (i) Florida Rock or its Subsidiaries own free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever other than Florida Rock Permitted Liens or have a valid license to use all material patents, inventions, copyrights, software, trademarks, service marks, domain names, trade names, know-how and other intellectual property (including any registrations or applications for registration of any of the foregoing) (collectively, the “Florida Rock Intellectual Property”) necessary to carry on their business as currently conducted, (ii) the Florida Rock Intellectual Property does not infringe, imitate, misappropriate, dilute, violate or otherwise derogate or make unauthorized use of (“Infringe”) the intellectual property rights of third parties and is not being Infringed by any third parties, (iii) to the knowledge of Florida Rock, no facts or circumstances exist that would affect the validity, substance or existence of, or Florida Rock’s rights in, the Florida Rock Intellectual Property, (iv) Florida Rock and its Subsidiaries have taken reasonable actions to protect and maintain the Florida Rock Intellectual Property, including Florida Rock Intellectual Property that is confidential in nature, and (v) there are no claims, suits or other actions, and to the knowledge of Florida Rock, no claim, suit or other action is threatened, that seek to limit or challenge the validity, enforceability, ownership, or right to use, sell or license the Florida Rock Intellectual Property, nor does Florida Rock know of any valid basis therefor.

(q) Environmental Matters.  Except as would not reasonably be expected to result in any liability that would be material to Florida Rock and its Subsidiaries, taken as a whole:

(i) Florida Rock and its Subsidiaries hold, and are in compliance with all applicable permits, licenses, registrations and other governmental authorizations (“Environmental Permits”) required under all applicable foreign, federal, state and local statutes, rules, regulations, ordinances, orders and decrees relating in any manner to contamination, pollution or protection of human health, natural resources or the environment (“Environmental Laws”) for Florida Rock to conduct its operations, and are in compliance with all applicable Environmental Laws and, to the knowledge of Florida Rock, there is no condition that would reasonably be expected to result in a violation of applicable Environmental Laws or applicable Environmental Permits in the future. To Florida Rock’s knowledge, Florida Rock and its Subsidiaries have not received any written notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging any violation of, or any actual or potential liability under, any Environmental Laws (an “Environmental Claim”), and Florida Rock has no knowledge of any pending or threatened Environmental Claim. Neither Florida Rock nor any of its Subsidiaries has released any hazardous or toxic substance regulated as such under Environmental Laws, including petroleum (including crude oil or any fraction thereof), asbestos and asbestos-containing materials, silica, arsenic, polychlorinated biphenyls, radon or any other material that is regulated pursuant to any Environmental Laws or that would reasonably be expected to result in liability under any Environmental Laws (collectively, “Hazardous Materials”) at, on, from or under any of the properties or facilities currently or formerly owned or leased by Florida Rock or its Subsidiaries, in violation of any Environmental Laws.

(ii) To Florida Rock’s knowledge, there are no significant and substantial mining safety or health hazards, as defined under the Federal Mine Safety & Health Act of 1977 (“MSHA”) at any of the real properties owned or leased by Florida Rock or any of its Subsidiaries, or similar safety or health hazards at any such property arising under the Occupational Safety and Health Act of 1970 (“OSHA”) or any other federal, state or local law similar to MSHA or OSHA, which would reasonably be expected to result in Florida Rock and its Subsidiaries incurring any liability.

(r) Labor and Employment Matters.  Except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to Florida Rock or any of its Subsidiaries, (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of Florida Rock, threatened against Florida Rock or any of its Subsidiaries, (ii) no union organizing campaign with respect to the employees of Florida Rock or its Subsidiaries is underway or, to Florida Rock’s knowledge, threatened, (iii) there is no unfair labor practice charge or complaint against Florida Rock or its Subsidiaries pending or, to the knowledge of Florida Rock, threatened before the National Labor Relations Board or any similar state or foreign agency, (iv) there is no grievance pending relating to any collective bargaining agreement or other grievance procedure, and (v) no charges with respect to or relating to Florida Rock or its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices. Section 3.1(r) of the Florida Rock Disclosure Letter sets forth a complete list of each collective bargaining agreement to which Florida Rock or any of its subsidiaries is a party (the “Collective Bargaining Agreements”).

(s) Information Supplied.  None of the information supplied or to be supplied by Florida Rock for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to shareholders and at the time of the meeting of shareholders to be held in connection with the Florida Rock Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus relating to the Florida Rock Shareholders Meeting will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder. No representation or warranty is made by Florida Rock with respect to statements made or incorporated by reference therein based on information supplied by Vulcan for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

(t) Insurance.  Florida Rock’s self-insurance retention levels are accurately disclosed in Footnote 1 to the Consolidated Financial Statements included in Florida Rock’s 2006 Annual Report included in the Florida Rock SEC Documents, and Florida Rock maintains umbrella policies providing $150 million of coverage above the self-insurance retention level. With respect to each such insurance policy, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Florida Rock, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) neither Florida Rock nor any of its Subsidiaries is in breach or default, and neither Florida Rock nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy, and (iii) to the knowledge of Florida Rock, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy.

(u) Customers.  Prior to the date hereof, Florida Rock has furnished to Vulcan a list of the ten largest customers of Florida Rock (on a consolidated basis) for the calendar year ended December 31, 2006 and the percentage of consolidated volume attributable to such customer.

(v) Related-Party Transactions.  (i) Except for passive ownership of less than five percent (5%) of the outstanding stock of any publicly traded entity, no member of the Baker Group owns, directly or indirectly, any interest in, or is an officer, director, employee or consultant of or otherwise receives remuneration from, (x) any business that competes, directly or indirectly, with Florida Rock or its affiliates, or (y) any lessor, lessee, customer or supplier of Florida Rock. No officer or director of Florida Rock or any member of the Baker Group has any interest in any tangible or intangible assets or real or personal property used in or pertaining to the business of Florida Rock.

(ii) Except for employment contracts entered into in the ordinary course of business consistent with past practice and filed as an exhibit to a Florida Rock SEC Document, Schedule 3.1(v)(ii) sets forth a correct and complete list of the contracts or arrangements under which Florida Rock has any existing or future liabilities of the type required to be reported by Florida Rock pursuant to Item 404 of Regulation S-K promulgated by the SEC (an “Affiliate Transaction”), between Florida Rock or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present or former officer or director of Florida Rock or any of its Subsidiaries or any of such officer’s or director’s immediate family members, (B) record or beneficial owner of more than 5% of the Florida Rock Common Stock, or (C) any Affiliate of any such officer, director or owner, since September 30, 2005, and (ii) identifies each Affiliate Transaction that is in existence as of the date of this Agreement. Florida Rock has provided or made available to Vulcan correct and complete copies of each contract or other relevant documentation (including any amendments or modifications thereto) providing for each Affiliate Transaction.

(iii) Each of the Florida Rock Contracts between Florida Rock or any of its Subsidiaries, on the one hand, and Patriot, on the other hand, contains terms that are in the aggregate no less favorable to Florida Rock than could be obtained from third parties in Patriot’s industry or are cancelable on one day’s notice; it being understood that the foregoing representation shall not be read to include any Real Property Leases.

(w) Plants and Equipment.  To Florida Rock’s knowledge, the plants, structures and equipment necessary for the continued operation of Florida Rock or any of its Subsidiaries are sufficient to conduct their material operations in the ordinary course of business in a manner consistent with their past practices.

(x) Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person except Lazard Frères & Co. LLC (“Lazard”) is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement. Florida Rock has disclosed to Vulcan all material terms of the engagement of Lazard.

(y) Opinion of Florida Rock Financial Advisor.  Florida Rock has received the opinion of Lazard, dated the date hereof, to the effect that the Florida Rock Consideration is fair, from a financial point of view, to the holders of Florida Rock Common Stock (other than Vulcan and any of its direct or indirect wholly owned subsidiaries). Such opinion has not been amended or rescinded as of the date of this Agreement.

3.2.  Representations and Warranties of Vulcan.  Except (x) with respect to any subsection of this Section 3.2, as set forth in the correspondingly identified subsection of the disclosure letter delivered by Vulcan to Florida Rock concurrently herewith (the “Vulcan Disclosure Letter”) (it being understood by the parties that any information disclosed in one subsection of the Vulcan Disclosure Letter shall be deemed to be disclosed for purposes of each other subsection of the Vulcan Disclosure Letter to which the relevance of such information is reasonably apparent) or (y) as disclosed in the Vulcan SEC Documents filed prior to the date hereof (excluding, in each case, any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures included therein to the extent that they are cautionary, predictive, or forward looking in nature), Vulcan represents and warrants to Florida Rock as follows:

(a) Organization, Standing and Power.  (i) Each of Vulcan and the Significant Subsidiaries of Vulcan is a corporation or other entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of incorporation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and, if applicable, in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, in each case, other than as would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on Vulcan.

(ii) Each of Holdco and the Merger Subs is a corporation duly organized, validly existing and in good standing in its jurisdiction of incorporation. Since their respective dates of incorporation, none of Holdco or the Merger Subs has carried on any business, incurred any liability or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) Capital Structure.  (i) The authorized capital stock of Vulcan consists of 480,000,000 shares of Vulcan Common Stock, and 5,000,000 shares of preferred stock, with no par value (“Vulcan Preferred Stock”). As of the close of business on February 12, 2007, (A) 139,704,972 shares of Vulcan Common Stock were issued (including shares held in treasury), 6,445,432 shares of Vulcan Common Stock were subject to issuance upon the exercise or payment of outstanding Vulcan Stock Options, 656,496 shares of Vulcan Common Stock were reserved for issuance upon the exercise or payment of stock options, stock units or other awards or pursuant to any plans of Vulcan under which any award, grant or other form of compensation issuable in the form of, or based in whole or in part on the value of, Vulcan Common Stock, may be conferred on any individual or entity (such stock options, units and other awards and plans, collectively, the “Vulcan Stock Plans”), and 44,117,148 shares of Vulcan Common Stock were held by Vulcan in its treasury or by its Subsidiaries; and (B) no shares of Vulcan Preferred Stock were outstanding or reserved for issuance. All outstanding shares of Vulcan Common Stock have been duly authorized and validly issued and are fully paid and non assessable and are not subject to preemptive rights. The shares of Holdco Common Stock to be issued pursuant to or as specifically contemplated by this Agreement (including as contemplated by Sections 2.7 and 2.8) will have been duly authorized as of the Effective Time and, if and when issued in accordance with the terms hereof, will be validly issued, fully paid and non assessable and will not be subject to preemptive rights.

(ii) No Voting Debt of Vulcan is issued or outstanding.

(iii) Except for (A) this Agreement, (B) Vulcan Stock Options that represented, as of February 12, 2007, the right to acquire up to an aggregate of 6,445,432 shares of Vulcan Common Stock, (C) Vulcan SARs that represented, as of February 12, 2007, the right to acquire up to an aggregate of 406,930 shares of Vulcan Common Stock, and (D) agreements entered into and securities and other instruments issued after the date hereof as permitted by Section 4.2, there are no options, warrants, calls, rights, commitments or agreements of any character to which Vulcan or any Subsidiary of Vulcan is a party or by which it or any such Subsidiary is bound obligating Vulcan or any Subsidiary of Vulcan to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of Vulcan or of any Subsidiary of Vulcan or obligating Vulcan or any Subsidiary of Vulcan to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of Vulcan or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of Vulcan or any of its Subsidiaries or (B) pursuant to which Vulcan or any of its Subsidiaries is or could be required to register shares of Vulcan Common Stock or other securities under the Securities Act, except any such contractual obligations entered into after the date hereof as permitted by Section 4.2. All Vulcan Stock Options were granted at an exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of a share of Vulcan Common Stock on the date of grant and no Vulcan Stock Option has been extended, amended or repriced since the date of grant.

(iv) Since February 12, 2007, except as permitted by Section 4.2, Vulcan has not (A) issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock, of Vulcan or any of its Subsidiaries, other than pursuant to and as required by the terms of the Vulcan Stock Plans and any employee stock options and other awards issued under the Vulcan Stock Plans prior to the date hereof (or issued after the date hereof in compliance with Sections 4.2(c)); (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more Vulcan Subsidiaries, any shares of capital stock of Vulcan or any of its Subsidiaries; or (C) declared, set aside, made or paid to the shareholders of Vulcan dividends or other distributions on the outstanding shares of capital stock of Vulcan.

(v) Neither Vulcan nor any of its Subsidiaries owns any Florida Rock Common Stock.

(c) Authority.  (i) Vulcan, Holdco and the Merger Subs have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Vulcan, Holdco and the Merger Subs. This Agreement has been duly executed and delivered by Vulcan, Holdco and the Merger Subs and constitutes a valid and binding obligation of Vulcan, Holdco and the Merger Subs, enforceable against Vulcan, Holdco and the Merger Subs in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) result in any Violation pursuant to any provision of the Vulcan Charter, the Vulcan By-laws or equivalent governing documents of any Significant Subsidiary of Vulcan or of Holdco or the Merger Subs, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Vulcan or any Subsidiary of Vulcan or their respective properties or assets which Violation, individually or in the aggregate, would reasonably be expected to (x) have a material adverse effect on Vulcan or (y) prevent, materially delay or materially impede Vulcan’s, Holdco’s or the Merger Subs’ ability to perform their respective obligations hereunder or to consummate the transactions contemplated hereby.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Vulcan or any Subsidiary of Vulcan in connection with the execution and delivery of this Agreement by Vulcan or the consummation by Vulcan of the transactions contemplated hereby, the failure to make or obtain that, individually or in the aggregate, would reasonably be expected to (x) have a material adverse effect on Vulcan or (y) prevent, materially delay or materially impede Vulcan’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, except for (A) the filing with the SEC of the Proxy Statement/Prospectus and the Form S-4, (B) such filings and approvals as are required to be made or obtained under the securities or blue sky laws of various states in connection with the transactions contemplated by this Agreement, (C) the filing of the Vulcan Certificate of Merger with the Secretary of State of the State of New Jersey, (D) the listing of the Holdco Common Stock on NYSE, and (E) notices, filings and other authorizations under the HSR Act.

(d) SEC Documents.  Vulcan has filed all required reports, schedules, registration statements and other documents with the SEC since January 1, 2005 (the “Vulcan SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Vulcan SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Vulcan SEC Documents, and none of the Vulcan SEC Documents when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Vulcan included in the Vulcan SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of Vulcan and its consolidated Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown. As of the date hereof, there are no outstanding written comments from the SEC with respect to any of the Vulcan SEC Documents.

(e) Undisclosed Liabilities.  Except for (i) those liabilities that are appropriately reflected or reserved for in the consolidated financial statements of Vulcan included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, as filed with the SEC prior to the date hereof, (ii) liabilities incurred since September 30, 2006 in the ordinary course of business consistent with past practice, (iii) liabilities that are, individually and in the aggregate, immaterial to Vulcan, (iv) liabilities incurred pursuant to the transactions contemplated by, or permitted by, this Agreement, and (v) liabilities or obligations discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice, Vulcan and its Subsidiaries do not have, any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise) that are required to be reflected in Vulcan’s financial statements in accordance with GAAP.

(f) Information Supplied.  None of the information supplied or to be supplied by Vulcan for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement/Prospectus will, at the date of mailing to shareholders and at the times of the meeting of shareholders to be held in connection with the Florida Rock Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus (other than the Proxy Statement/Prospectus relating to the Florida Rock Shareholders Meeting) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, and the Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder. No representation or warranty is made by Vulcan with respect to statements made or incorporated by reference therein based on information supplied by Florida Rock for inclusion or incorporation by reference in the Proxy Statement/Prospectus or Form S-4.

(g) Compliance with Applicable Laws and Reporting Requirements.  (i) Vulcan and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities that are material to the operation of the businesses of Vulcan and its Subsidiaries, taken as a whole (the “Vulcan Permits”), and Vulcan and its Subsidiaries are and for the two years preceding the date hereof have been in compliance with the terms of the Vulcan Permits and all applicable laws and regulations, except where the failure so to hold or comply would not reasonably be expected to have a material adverse effect on Vulcan. The businesses of Vulcan and its Subsidiaries are not being and for the two years preceding the date hereof have not been conducted in violation of any law, ordinance or regulation of any Governmental Entity (including the Sarbanes-Oxley Act of 2002), except for violations that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on Vulcan. No investigation by any Governmental Entity with respect to Vulcan or any of its Subsidiaries is pending or, to the knowledge of Vulcan, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Vulcan.

(ii) Vulcan and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Vulcan (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Vulcan in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Vulcan’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to Vulcan’s auditors and the audit committee of Vulcan’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Vulcan’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Vulcan’s internal controls over financial reporting.

(h) Legal Proceedings.  There is no claim, suit, action, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Vulcan, threatened against or affecting Vulcan or any Subsidiary of Vulcan that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Vulcan, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Vulcan or any Subsidiary of Vulcan having or that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Vulcan or on Holdco after the Effective Time.

(i) Taxes.  Except as would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on Vulcan:

(1) Each of Vulcan and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all respects), has timely paid all Taxes shown thereon as arising and has duly and timely paid all Taxes that are due and payable or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Vulcan’s most recent consolidated financial statements;

(2) There are no disputes, audits, examinations or proceedings pending, or claims asserted in writing, for Taxes or assessments upon Vulcan or any of its Subsidiaries for which Vulcan does not have reserves that are adequate under GAAP;

(3) Neither Vulcan nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2); and

(4) As of the date of this Agreement, neither Vulcan nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent (i) the exchange of Florida Rock Common Stock and Vulcan Common Stock for Holdco Common Stock pursuant to the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code or (ii) the Vulcan Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(j) Subsidiaries.  Exhibit 21 to Vulcan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC prior to the date hereof includes all the Subsidiaries of Vulcan that are Significant Subsidiaries. All of the shares of capital stock of each of the Subsidiaries held by Vulcan or by another Subsidiary of Vulcan are fully paid and nonassessable and are owned by Vulcan or a Subsidiary of Vulcan free and clear of any claim, lien or encumbrance.

(k) Absence of Certain Changes or Events.  Since September 30, 2006, (i) Vulcan and its Subsidiaries have conducted their respective businesses in the ordinary course consistent in all material respects with their past practices and (ii) there has not been any change, circumstance or event that has had, or would reasonably be expected to have, a material adverse effect on Vulcan.

(l) Board Approval; Vulcan Rights Agreement.  (i) The Board of Directors of Vulcan, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held (the “Vulcan Board Approval”), has approved this Agreement.

(ii) Prior to the Initial Effective Time, Vulcan shall have taken any actions necessary (if any are necessary) to render the rights issued pursuant to the Rights Agreement dated as of October 19, 1998, as amended, between Vulcan and The Bank of New York (as successor to First Chicago Trust Company of New York), inapplicable to this Agreement, the Vulcan Merger, and the transactions contemplated hereby and thereby.

(m) Environmental Matters.  Except as would not reasonably be expected to result in any liability that would be material to Vulcan and its Subsidiaries, taken as a whole:

(i) Vulcan and its Subsidiaries hold, and are in compliance with all Environmental Permits required under all applicable Environmental Laws for Vulcan to conduct its operations, and are in compliance with all applicable Environmental Laws and, to the knowledge of Vulcan, there is no condition that would reasonably be expected to result in a violation of applicable Environmental Laws or applicable Environmental Permits in the future. To Vulcan’s knowledge, Vulcan and its Subsidiaries have not received any Environmental Claim, and Vulcan has no knowledge of any pending or threatened Environmental Claim. Neither Vulcan nor any of its Subsidiaries has released any Hazardous Materials at, on, from or under any of the properties or facilities currently or formerly owned or leased by Vulcan or its Subsidiaries, in violation of any Environmental Laws.

(ii) To Vulcan’s knowledge, there are no significant and substantial mining safety or health hazards, as defined under MSHA at any of the real properties owned or leased by Vulcan or any of its Subsidiaries, or similar safety or health hazards at any such property arising under OSHA or any other federal, state or local law similar to MSHA or OSHA, which would reasonably be expected to result in Vulcan and its Subsidiaries incurring any material liability.

(n) Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person except Goldman, Sachs & Co. (“Goldman Sachs”) is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1.  Covenants of Florida Rock.  During the period from the date hereof and continuing until the Effective Time, Florida Rock agrees as to itself and its Subsidiaries that, except as expressly permitted by this Agreement, as set forth on Section 4.1 of the Florida Rock Disclosure Letter, or to the extent that Vulcan shall otherwise consent in writing, which consent shall not be arbitrarily withheld or arbitrarily delayed:

(a) Ordinary Course.  Florida Rock and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Florida Rock shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new material line of business, (ii) change its or its Subsidiaries’ operating policies in any respect that is material to Florida Rock, except as required by law or by policies imposed by a Governmental Entity, (iii) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities incurred or committed to in the ordinary course of business consistent with past practice and in any event not in excess of the amount set forth in Section 4.1(a) of the Florida Rock Disclosure Letter, in the aggregate, (iv) enter into or amend any agreement that has as its subject matter an Affiliate Transaction, or (v) except in the ordinary course of business consistent with past practice, enter into any agreement that would constitute a Florida Rock Contract had such agreement been in effect on the date hereof or terminate or make any material change to any Florida Rock Contract.

(b) Dividends; Changes in Stock.  Florida Rock shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except (A) the declaration and payment of regular quarterly cash dividends on the Florida Rock Common Stock at an amount per share not in excess of the regular quarterly cash dividend most recently declared prior to the date hereof with usual record and payment dates for such dividends in accordance with Florida Rock’s past dividend practice, and (B) for dividends by a wholly owned Subsidiary of Florida Rock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock (except for any split, combination or reclassification of capital stock of a wholly owned Subsidiary of Florida Rock or any issuance or authorization or proposal to issue or authorize any securities of a wholly owned Subsidiary of Florida Rock to Florida Rock or another wholly owned Subsidiary of Florida Rock) or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except for any wholly owned Subsidiary of Florida Rock.

(c) Issuance of Securities.  Florida Rock shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt, any stock appreciation rights, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of Florida Rock Common Stock required to be issued upon the exercise or settlement of Florida Rock Stock Options or other equity rights or obligations under the Florida Rock Stock Plans or Employee Benefit Plans of Florida Rock outstanding on the date hereof in accordance with the terms of the applicable Florida Rock Stock Plan or Employee Benefit Plan of Florida Rock in effect on the date hereof, or (ii) issuances by a wholly owned Subsidiary of its capital stock to its parent or to another wholly owned Subsidiary of Florida Rock.

(d) Governing Documents, Etc.  Florida Rock shall not amend or propose to amend the Florida Rock Charter or the Florida Rock Bylaws or, except as permitted pursuant to Section 4.1(e) or (f), enter into, or permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person other than a wholly owned Subsidiary of Florida Rock.

(e) No Acquisitions.  Other than acquisitions (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) and other business combinations (collectively, “Acquisitions”) that meet all of the following criteria: (i) would not reasonably be expected to materially delay, impede or affect the consummation of the transactions contemplated by this Agreement in the manner contemplated hereby, (ii) are Acquisitions of inventory in the ordinary course of business consistent with past practice, and (iii) for which the fair market value of the total consideration paid by Florida Rock and its Subsidiaries in such Acquisitions does not exceed in the aggregate $60.0 million, Florida Rock shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material to Florida Rock; provided, however, that the foregoing shall not prohibit (A) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the receipt of any Requisite Regulatory Approval or (B) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement.

(f) No Dispositions.  Other than (i) dispositions of inventory in the ordinary course of business consistent with past practice, and, (ii) disposition upon terms reasonably satisfactory to Vulcan of the assets of, or Florida Rock’s equity interest in, any Canadian Subsidiaries of Florida Rock (including 50% owned subsidiaries), and (iii) other dispositions of assets (including Subsidiaries) if the book value thereof does not exceed in the aggregate $5 million, Florida Rock shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of its assets.

(g) Indebtedness.  Florida Rock shall not, and shall not permit any of its Subsidiaries to, incur, create or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Florida Rock or any of its Subsidiaries or guarantee any long-term debt securities of others, other than (i) in replacement of existing or maturing debt, (ii) utilization of Florida Rock’s existing credit line, provided the total balance outstanding does not exceed $100 million in the aggregate, solely for purposes of working capital and the making of capital expenditures, in each case in the ordinary course of business consistent with past practice, (iii) indebtedness of any Subsidiary of Florida Rock to Florida Rock or to another Subsidiary of Florida Rock, or (iv) indebtedness that does not exceed in the aggregate $5.0 million.

(h) Other Actions.  Florida Rock shall not, and shall not permit any of its Subsidiaries to, intentionally take any action that would, or would reasonably be expected (unless such action is required by applicable law) to, adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals without taking any action of the type referred to in Section 5.3(b)(i).

(i) Accounting Methods; Tax Matters.  Except as disclosed in any Florida Rock SEC Document filed prior to the date hereof, Florida Rock shall not change its methods of accounting in effect at September 30, 2006, except as required by changes in GAAP or Law as concurred with by Florida Rock’s independent auditors. Florida Rock shall not, and shall not permit any of its Subsidiaries to, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes.

(j) Tax-Free Qualification.  Florida Rock shall not, and shall not permit any of its Subsidiaries to, take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent (i) the exchange of Florida Rock Common Stock and Vulcan Common Stock for Holdco Common Stock pursuant to the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code or (ii) the Vulcan Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) Compensation and Benefit Plans.  Except as required by applicable law, Florida Rock shall not and shall not permit its Subsidiaries to: (i) increase the wages, salaries, or incentive compensation or incentive compensation opportunities of any director or employee of Florida Rock or any of its Subsidiaries other than normal increases in base salary or wages in the ordinary course of business consistent with past practice for employees who are not directors of Florida Rock or officers of Florida Rock (ii) increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, severance, benefits or other rights of any director or employee of Florida Rock or any of its Subsidiaries or otherwise pay any amount to which any director or employee of Florida Rock or any of its Subsidiaries is not entitled, (iii) establish, adopt, or become a party to any new employment, severance or consulting agreement or any employee benefit or compensation plan, program, commitment or agreement or amend, suspend or terminate any Employee Benefit Plan or Employment Agreement, (iv) modify any Florida Rock Stock Option or other equity-based award, (v) make any discretionary contributions or payments to any trust or other funding vehicle or pay any discretionary premiums in respect of benefits under any Employee Benefit Plan or Employment Agreement or (vi) establish, adopt, enter into, amend, suspend or terminate any collective bargaining agreement, except as required by the terms of any collective bargaining agreement in effect on the date hereof.

(l) No Liquidation.  Florida Rock shall not, and shall not permit any of its Significant Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(m) Litigation.  Florida Rock shall not, and shall not permit any of its Subsidiaries to, settle or compromise any material litigation other than settlements or compromises of litigation where the amount paid (less the amount reserved for such matters by Florida Rock and any insurance coverage applicable thereto) in settlement or compromise, in each case, does not exceed $5.0 million.

(n) No Restrictions on Business.  Florida Rock shall not, and shall not permit any of its Subsidiaries to, enter into or otherwise become party to any contract, arrangement, commitment or understanding that will restrict or limit, in any material respect, the ability of Holdco, Florida Rock or Vulcan or any of their respective Subsidiaries from conducting, from and after the Closing, any of their businesses in any geographical area, other than any contract, arrangement, commitment or understanding terminable in full (including the restrictions and limitations on conduct of business) on notice of not more than 45 days by Holdco or a

Subsidiary thereof without the incurrence of any liability (including an incurrence of an obligation to make any payment of any amount in respect of such termination).

(o) Insurance.  Florida Rock shall not, and shall not permit any of its Subsidiaries to, purchase any policies of directors’ and officers’ liability insurance, except to the extent set forth in Section 5.11(c).

(p) Other Agreements.  Florida Rock shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.

4.2.  Covenants of Vulcan.  During the period from the date hereof and continuing until the Effective Time, Vulcan agrees as to itself and its Subsidiaries that, except as expressly permitted by this Agreement, as set forth on Section 4.2 of the Vulcan Disclosure Letter, or to the extent that Florida Rock shall otherwise consent in writing, which consent shall not be arbitrarily withheld or arbitrarily delayed:

(a) Dividends; Changes in Stock.  Vulcan shall not, nor shall it permit any of its Subsidiaries to, or propose to (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except (A) the declaration and payment of regular quarterly cash dividends on the Vulcan Common Stock at an amount per share not in excess of the regular quarterly cash dividend most recently declared prior to the date hereof with usual record and payment dates for such dividends in accordance with Vulcan’s past dividend practice, and (B) for dividends by a wholly owned Subsidiary of Vulcan, or (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock (except for any split, combination or reclassification of capital stock of a wholly owned Subsidiary of Vulcan or any issuance or authorization or proposal to issue or authorize any securities of a wholly owned Subsidiary of Vulcan to Vulcan or another wholly owned Subsidiary of Vulcan).

(b) Issuance of Securities.  Vulcan shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt, any stock appreciation rights, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of Vulcan Common Stock or other equity rights or obligations under the Vulcan Stock Plans or employee benefit plans of Vulcan, (ii) issuances by a wholly owned Subsidiary of its capital stock to its parent or to another wholly owned Subsidiary of Vulcan or (iii) issuances of Vulcan Common Stock not in excess of 10% of the outstanding shares of Vulcan Common Stock (on a fully diluted basis) on the date hereof.

(c) No Acquisitions.  Other than Acquisitions that would not reasonably be expected to materially delay, impede or affect the consummation of the transactions contemplated by this Agreement in the manner contemplated hereby, Vulcan shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material to Vulcan.

(d) Tax-Free Qualification.  Vulcan shall not, and shall not permit Holdco, Merger Subs or any of its other Subsidiaries to, take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent (i) the exchange of Florida Rock Common Stock and Vulcan Common Stock for Holdco Common Stock pursuant to the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code or (ii) the Vulcan Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e) No Liquidation.  Vulcan shall not adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(f) Other Agreements.  Vulcan shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.2.

4.3.  Advice of Changes; Government Filings.  Each party shall confer on a regular and frequent basis with the other, report on operational matters and promptly advise the other orally and in writing of any change or event having, or that would reasonably be expected to have, a material adverse effect on such party or that would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein; provided, however, that any noncompliance with the foregoing shall not constitute the failure to be satisfied of a condition set forth in Article VI or give rise to any right of termination under Article VII unless the underlying breach shall independently constitute such a failure or give rise to such a right. Florida Rock and Vulcan shall file all reports required to be filed by each of them (or their Subsidiaries) with the SEC between the date hereof and the Effective Time and shall deliver to the other party copies of all such reports promptly after the same are filed. Each of Florida Rock and Vulcan shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties agrees to act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby.

4.4.  Control of Other Party’s Business.  Nothing contained in this Agreement shall give Vulcan, directly or indirectly, the right to control or direct the operations of Florida Rock prior to the Effective Time. Prior to the Effective Time, Florida Rock shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1.  Preparation of Proxy Statement/Prospectus; Florida Rock Shareholders Meeting.  (a) (i) As promptly as practicable following the date of this Agreement, Vulcan and Florida Rock shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Holdco Common Stock in the Mergers (such Form S-4, and any amendments or supplements thereto, the “Form S-4”), in which a proxy statement relating to the Florida Rock Shareholders Meeting will be included as a prospectus (such proxy statement/prospectus, as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). Each of Vulcan and Florida Rock shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Florida Rock shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to holders of Florida Rock Common Stock as promptly as practicable after the Form S-4 is declared effective.

(ii) If at any time prior to the Effective Time there shall occur (i) any event with respect to Florida Rock or any of its Subsidiaries, or with respect to other information supplied by Florida Rock for inclusion in the Form S-4 or the Proxy Statement/Prospectus or (ii) any event with respect to Vulcan, or with respect to information supplied by Vulcan for inclusion in the Form S-4 or the Proxy Statement/Prospectus, in either case, which event is required to be described in an amendment of, or a supplement, to the Form S-4 or the Proxy Statement/Prospectus, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the shareholders of Florida Rock.

(iii) Each of Vulcan and Florida Rock shall promptly notify the other of the receipt of any comments from the SEC or its staff or any other appropriate government official and of any requests by the SEC or its staff or any other appropriate government official for amendments or supplements to any of the filings with the SEC in connection with the Mergers and other transactions contemplated hereby or for additional information and shall supply the other with copies of all correspondence between Florida Rock or any of its representatives, or Vulcan or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other appropriate government official, on the other hand, with respect thereto. Vulcan and Florida Rock shall use their respective reasonable best efforts to respond to any comments of the SEC with respect to the Form S-4 and the Proxy Statement/Prospectus as promptly as practicable. Vulcan and Florida Rock shall cooperate with each other and provide to each other all information necessary in order to prepare the Form S-4 and the Proxy Statement/Prospectus, and shall provide promptly to the other party any information such party may obtain that could necessitate amending any such document.

(iv) Holdco shall file the opinions described in Sections 6.2(c) and 6.3(c) with the SEC by post-effective amendment to the Form S-4.

(b) Florida Rock shall duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Florida Rock Shareholders Meeting”) for the purpose of obtaining the Required Florida Rock Vote with respect to the transactions contemplated by this Agreement and, unless it is permitted to make a Change in Florida Rock Recommendation (as defined below) pursuant to Section 5.4(b), shall use reasonable best efforts to solicit the approval of its shareholders of the matters comprising the Required Florida Rock Vote; and the Board of Directors of Florida Rock shall recommend approval of the matters comprising the Required Florida Rock Vote by the shareholders of Florida Rock to the effect as set forth in Section 3.1(m) (the “Florida Rock Recommendation”) and shall not (x) withdraw or modify (or propose to withdraw or modify) in any manner adverse to Vulcan such recommendation or (y) take any other action or make any other statement in connection with the Florida Rock Shareholders Meeting inconsistent with such recommendation (collectively, a “Change in Florida Rock Recommendation”), except as and to the extent expressly permitted by Section 5.4(b). Notwithstanding any Change in Florida Rock Recommendation, this Agreement shall be submitted to the shareholders of Florida Rock at the Florida Rock Shareholders Meeting for the purpose of approving the matters comprising the Required Florida Rock Vote, and nothing contained herein shall be deemed to relieve Florida Rock of such obligation. If Florida Rock shall receive an unsolicited bona fide written Acquisition Proposal within five business days prior to the Florida Rock Shareholders Meeting, Florida Rock shall be permitted to adjourn or postpone the Florida Rock Shareholders Meeting for up to five business days if the Board of Directors of Florida Rock, after consultation with its outside legal counsel, concludes in good faith that such adjournment or postponement is reasonably likely to be required by applicable law.

5.2.  Access to Information; Confidentiality.  Subject to the Agreement, dated as of December 12, 2006 between Vulcan and Florida Rock (the “Confidentiality Agreement”), and subject to applicable law, upon reasonable notice, Florida Rock shall, and shall cause its subsidiaries to, afford to Vulcan and to the officers, employees, accountants, counsel, financial advisors and other representatives of Vulcan, reasonable access during normal business hours during the period prior to the Effective Time to all its respective properties, books, contracts, commitments, personnel and records and, during such period, Florida Rock shall, and shall cause each of its subsidiaries to, furnish promptly to Vulcan (a) a copy of each material report, schedule, registration statement and other document filed by it with any Governmental Entity and (b) all other information concerning its business, properties and personnel as Vulcan may reasonably request. Subject to the Confidentiality Agreement, and subject to applicable law, Vulcan shall, and shall cause its subsidiaries to, afford to Florida Rock and to the officers, employees, accountants, counsel, financial advisors and other representatives of Vulcan, reasonable access during the period prior to the Effective Time to all information concerning its business, properties and personnel as Florida Rock may reasonably request. No review pursuant to this Section 5.2 shall affect any representation or warranty given by Florida Rock to Vulcan. Vulcan and Florida Rock will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement Any such investigation pursuant to this Section 5.2 shall be conducted in such a manner as not to interfere unreasonably with the business or operations of Vulcan or Florida Rock, as the case may be. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date hereof. To the extent practicable, the parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

5.3.  Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable laws, rules and regulations to consummate the Mergers and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, filings and other documents and to obtain as promptly as practicable all Requisite Regulatory Approvals (as defined herein) and all other consents, waivers, orders, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Mergers or any of the other transactions contemplated by this Agreement. Each party shall use its reasonable best efforts to refrain from taking any action that would reasonably be expected to adversely affect or delay the ability of the parties to obtain all Requisite Regulatory Approvals. In furtherance and not in limitation of the foregoing, each party agrees (i) to make, as promptly as practicable, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or by such authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act.

(b) Each of Vulcan and Florida Rock shall, in connection with the efforts referenced in Section 5.3(a), use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of the status of any of the matters contemplated hereby, including providing the other party with a copy of any written communication (or summary of oral communications) received by such party from, or given by such party to, the Antitrust Division of the Department of Justice, the Federal Trade Commission or any other Governmental Entity and of any written communication (or summary of oral communications) received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) consult with each other in advance to the extent practicable of any meeting or conference with any such Governmental Entity or, in connection with any proceeding by a private party, with any such other person, and to the extent permitted by any such Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, (i) if (A) any objections are asserted with respect to the transactions contemplated hereby under any law, rule, regulation, order or decree (including the HSR Act), (B) any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Entity or private party challenging the Mergers or the other transactions contemplated hereby as violative of any law, rule, regulation, order or decree (including the HSR Act) or that would otherwise prevent, materially delay or materially impede the consummation of the Mergers or the other transactions contemplated hereby, or (C) any law, rule, regulation, order or decree is enacted, entered, promulgated or enforced by a Governmental Entity that would make the Mergers or the other transactions contemplated hereby illegal or would otherwise prevent, materially delay or materially impede the consummation of the Mergers or the other transactions contemplated hereby, then (ii) Vulcan shall use its reasonable best efforts to resolve any such objections, actions or proceedings so as to permit the consummation of the transactions contemplated by this Agreement, including agreeing to sell, swap, hold separate or otherwise dispose of or conduct its or Florida Rock’s business or assets in a specified manner, or selling, swapping, holding separate or otherwise disposing of or conducting its or Florida Rock’s business or asset in a specified manner, which would resolve such objections, actions or proceedings such that the Merger can reasonably likely to be consummated by the date set forth in Section 7.1(c); provided that Vulcan shall use good faith efforts to swap rather than sell any businesses or assets that are required to be disposed of pursuant to this Section 5.3 if swapping the applicable business or assets would not prevent, materially delay or materially impede the consummation of the Mergers or the other transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, nothing in this Section 5.3 shall require, or be deemed to require the taking by Vulcan of any such action that (x) is not conditional on the consummation of the Mergers or (y) would reasonably be expected to result in a material adverse effect on Florida Rock. At the request of Vulcan, Florida Rock shall sell, swap, hold separate, or otherwise dispose of any of its assets, or cooperate with Vulcan in such actions, provided that Florida Rock shall not have to take any such action that is not conditional on the consummation of the Mergers.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, if any of the events specified in Section 5.3(c)(i)(B) or (C) occurs, then each of Vulcan and Florida Rock shall cooperate in all respects with each other and use its reasonable best efforts, subject to Section 5.3(c), to contest and resist any such administrative or judicial action or proceeding and to have vacated, lifted, reversed or overturned any judgment, injunction or other decree or order, whether temporary, preliminary or permanent, that is in effect and that prevents, materially delays or materially impedes the consummation of the Mergers or the other transactions contemplated by this Agreement and to have such law, rule, regulation, order or decree repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement, and each of Vulcan and Florida Rock shall use its reasonable best efforts to defend, at its own cost and expense, any such administrative or judicial actions or proceedings.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.3 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such party has up to then complied with its obligations under this Section 5.3.

(f) Holdco shall agree to execute and deliver, at or prior to the Effective Time, supplemental indentures and other instruments required for the due assumption, as determined by the parties, of Florida Rock’s and Vulcan’s outstanding debt, guarantees and other securities to the extent required by the terms of such debt, guarantees and securities and the instruments and agreements relating thereto, and Florida Rock shall assist Holdco in accomplishing the same.

(g) Each of Florida Rock and Vulcan and their respective Boards of Directors shall, if any “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation becomes applicable to this Agreement, the Mergers, or any other transactions contemplated hereby, use all reasonable best efforts to ensure that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such law or regulation on this Agreement, the Mergers and the other transactions contemplated hereby.

5.4.  Acquisition Proposals.  (a) Florida Rock agrees that neither it nor any of its Subsidiaries (nor any of the employees or directors of it or its Subsidiaries), nor their respective agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) shall, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Significant Subsidiaries (other than any such transaction permitted by Section 4.1(e) or (f)) or any purchase or sale of 20% or more of the consolidated assets (including stock of its Subsidiaries) of it and its Subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 20% or more of its total voting power (or of the surviving parent entity in such transaction) or any of its Significant Subsidiaries (any such proposal, offer or transaction (other than a proposal or offer made by Vulcan or an affiliate thereof) being hereinafter referred to as an “Acquisition Proposal”), (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose or agree to do any of the foregoing. Notwithstanding the foregoing, prior to the Required Florida Rock Vote having been obtained, Florida Rock and its agents and representatives may make written inquiry to any person that has made a written Acquisition Proposal after the date hereof in order to obtain a written clarification of any terms and conditions of such proposal (and not in order to engage in any negotiation concerning such proposal), provided that Florida Rock promptly provides Vulcan a copy of such written inquiry and the response thereto.

(b) Notwithstanding anything in this Agreement to the contrary, Florida Rock or its Board of Directors shall be permitted to (A) to the extent applicable and subject to Section 5.4(g) and being otherwise in compliance with this Section 5.4(b), comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (B) effect a Change in Florida Rock Recommendation, or (C) engage in any discussions or negotiations with, or provide any confidential information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person first made after the date hereof, if and only to the extent that:

(i) in any such case referred to in clause (B) or (C) above, (I) the Florida Rock Shareholders Meeting shall not have occurred, (II) Florida Rock has complied with this Section 5.4 in all material respects, and (III) the Board of Directors of Florida Rock, after consultation with its outside legal counsel, has determined in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable law;

(ii) in the case of clause (B) above if such Change in Florida Rock Recommendation is in response to an unsolicited bona fide written Acquisition Proposal from a third party, in addition, (I) Florida Rock has received an unsolicited bona fide written Acquisition Proposal from a third party and its Board of Directors, after consultation with its outside legal counsel and financial advisors, concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined below) (after giving effect to all of the proposed revisions to this Agreement which may be offered by Vulcan pursuant to clause (III) below), (II) Florida Rock has notified Vulcan, at least four business days in advance, of its intention to effect a Change in Florida Rock Recommendation, specifying the terms and conditions of such Superior Proposal and the identity of the party making such Superior Proposal, and furnishing to Vulcan a copy of any relevant proposed transaction agreements with the party making such Superior Proposal and any other material documents received by it or its representatives; provided that such four business day notice shall be given again in the event of any significant revision to such Superior Proposal, and (III) prior to effecting such a Change in Florida Rock Recommendation, Florida Rock has, and has caused its financial and legal advisors to, negotiate with Vulcan in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal; and

(iii) in the case of clause (C) above, in addition, the Board of Directors of Florida Rock, after consultation with outside legal counsel and financial advisors, concludes in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, and prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, the Board of Directors of Florida Rock receives from such person an executed confidentiality agreement having confidentiality provisions that are no less favorable to the party providing such information than those contained in the Confidentiality Agreement.

(c) Florida Rock shall notify Vulcan as promptly as practicable of any such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, Florida Rock or any of its representatives, indicating, in connection with such notice, the identity of such person and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related available material documentation or correspondence), and in any event Florida Rock shall provide written notice to Vulcan of such inquiries, proposals, offers, requests for information and initiation of such discussions or negotiations by the end of the business day (New York time) following such event. Florida Rock agrees that it will promptly keep Vulcan apprised of the status and material terms of any such inquiries, proposals or offers (including whether withdrawn or rejected) and the status and nature of all information requested, and in any event Florida Rock shall provide Vulcan with written notice of any material development with respect to any of the foregoing by the end of the business day (New York time) following such development. Florida Rock also agrees to provide Vulcan with any information that it provides to the third party making the request therefor at substantially the same time it provides such information to such third party, unless Vulcan has already been provided with such information.

(d) Florida Rock agrees that (i) it will and will cause its Subsidiaries, and its and their officers, directors, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal, (iii) it will use reasonable best efforts to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by using reasonable best efforts to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction, and (iv) it will not take any action to

(x) exempt any person (other than Vulcan, Holdco, Fresno Merger Sub and their respective affiliates) from the restrictions on “affiliated transactions” contained in Section 901 of the FBCA (or any similar provisions of any other law) or otherwise cause such restrictions not to apply or (y) terminate, amend, modify, make any determination under or waive any provision of the Florida Rock Rights Agreement. Florida Rock agrees that it will use reasonable best efforts to promptly inform its and its Subsidiaries’ respective directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 5.4. Florida Rock shall, if it has not already done so, promptly request, to the extent it has a contractual right to do so, that each person, if any, that has heretofore executed a confidentiality agreement within the six months prior to the date hereof in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information or data heretofore furnished to any person by or on behalf of it or any of its Subsidiaries.

(e) Nothing in this Section 5.4 shall (x) permit either party to terminate this Agreement or (y) affect any other obligation of the parties under this Agreement. Florida Rock shall not submit to the vote of its shareholders any Acquisition Proposal other than the Florida Rock Merger prior to the termination of this Agreement.

(f) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal that the Board of Directors of Florida Rock concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation): (i) is more favorable to the shareholders of Florida Rock, from a financial point of view, than the transactions contemplated by this Agreement (after giving effect to any adjustments to the terms and provisions of this Agreement committed to in writing by Florida Rock in response to such Acquisition Proposal), and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 5.4(a), except that the reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “100%” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving Florida Rock.

(g) Any disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) made pursuant to Section 5.4(b)(A) shall be deemed to be a Change in Florida Rock Recommendation, unless the Board of Directors of the party making such disclosure expressly (i) reaffirms its recommendation to its shareholders in favor of the applicable Merger and (ii) rejects such other Acquisition Proposal.

5.5.  Affiliates.  Each of Florida Rock and Vulcan shall use all reasonable efforts to cause each person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) to deliver to Holdco, as soon as reasonably practicable and in any event prior to the Florida Rock Shareholders Meeting, a written agreement substantially in the form attached as Exhibit 5.5.

5.6.  Stock Exchange Listing.  Holdco and Vulcan shall use all reasonable efforts to cause (i) the shares of Holdco Common Stock to be issued in the Mergers and (ii) the shares of Holdco Common Stock to be reserved for issuance upon the exercise of Holdco Options, to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date.

5.7.  Employee Benefit Plans.  (a) Following the Effective Time, the employees of Florida Rock and its Subsidiaries who are employed by the Florida Rock Surviving Corporation or its Subsidiaries as of the Effective Time (other than those employed pursuant to a collective bargaining agreement or other labor agreement) (the “Covered Employees”) will be offered participation and coverage under employee benefit plans (but excluding any defined benefit retirement plans) that are substantially similar, on an aggregate basis, to the plans generally in effect for similarly situated employees of Vulcan and its Subsidiaries (other than any defined benefit retirement plans) (“Vulcan Benefit Plans”) in accordance with the terms thereof; provided, that for purposes of the foregoing sentence the employee benefit plans generally provided to employees of Florida Rock and its Subsidiaries as of immediately prior to the Effective Time shall be deemed to be substantially similar, on an aggregate basis, to those provided to similarly situated employees of Vulcan and its Subsidiaries for purposes of this sentence, it being understood that the Covered Employees may commence participating in the Vulcan Benefit Plans on different dates following the Effective Time with respect to different Vulcan Benefit Plans. Notwithstanding anything contained herein to the contrary, a Covered Employee who is terminated by his or her employer during the period commencing at the Effective Time and ending on the second anniversary thereof in a manner that qualifies for severance payments and benefits under the severance policy described in Section 5.7(a) of the Florida Rock Disclosure Schedule shall be eligible to receive the severance payments and benefits described in Section 5.7(a) of the Florida Rock Disclosure Schedule, subject to the execution, delivery and non-revocation of a release of claims in favor of Holdco, Florida Rock Surviving Corporation and Vulcan Surviving Corporation.

(b) From and after the time that Covered Employees commence coverage under the Vulcan Benefit Plans pursuant to Section 5.7(a), Holdco shall, or shall cause the Florida Rock Surviving Corporation and its Subsidiaries or the Vulcan Surviving Corporation, as applicable, to, (i) provide all Covered Employees with service credit, for all purposes, including for purposes of eligibility, participation, vesting and levels of benefit accruals, under any Vulcan Benefit Plan in which Covered Employees are eligible to participate, for all periods of employment with Florida Rock or any of its Subsidiaries (or their predecessor entities) prior to the Effective Time for which service was recognized by Florida Rock immediately prior to the Effective Time (other than with respect to any newly adopted plan of Holdco, the Vulcan Surviving Corporation or the Florida Rock Surviving Corporation for which past service credit is not granted to its or their employees generally); provided, that such service shall not be recognized for purposes of (x) any defined benefit retirement plan, (y) retiree welfare benefits or (z) any Vulcan Benefit Plan that is a frozen plan, (ii) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any healthcare benefit plans of Holdco, the Vulcan Surviving Corporation or the Florida Rock Surviving Corporation or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents to the extent waived under any similar plans of Florida Rock immediately prior to the Effective Time and (iii) give the Covered Employees and their eligible dependents credit for the plan year in which the Effective Time (or commencement of participation in a Vulcan Benefit Plan) occurs for applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in a Vulcan Benefit Plan) to the extent such expenses were credited under any similar plans of Florida Rock immediately prior to the Effective Time.

(c) Notwithstanding anything contained herein to the contrary, employees of Florida Rock and its Subsidiaries who are employed by the Florida Rock Surviving Corporation or any of its Subsidiaries as of the Effective Time pursuant to a collective bargaining agreement or other labor agreement shall be provided the benefits that are required by such collective bargaining agreement as in effect from time to time.

(d) Holdco and Fresno shall take, or shall cause to be taken, all actions set forth on Section 5.7(d) of the Vulcan Disclosure Schedule.

(e) Nothing contained in this Agreement shall (i) constitute or be deemed to be an amendment to any Employee Benefit Plan or Vulcan Benefit Plan or any other compensation or benefit plan, program or arrangement of Holdco, Vulcan Surviving Corporation or Florida Rock Surviving Corporation or any of their Subsidiaries; (ii) prevent the amendment or termination of any Employee Benefit Plan or Vulcan Benefit Plan or interfere with the right or obligation of Holdco, Vulcan Surviving Corporation or Florida Rock Surviving Corporation to make such changes as are necessary to conform with applicable Law (including without limitation Section 409A of the Code); or (iii) limit the right of Holdco, the Vulcan Surviving Corporation, the Florida Rock Surviving Corporation or any of their respective Subsidiaries to terminate the employment of any employee at any time.

(f) The provisions of this Section 5.7 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.7) under or by reason of any provision of this Agreement.

5.8.  Section 16 Matters.  Assuming that Florida Rock and Vulcan deliver to Holdco the Section 16 Information (as defined below) reasonably in advance of the Effective Time, the Board of Directors of Holdco, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Insiders (as defined below) of Florida Rock and Vulcan of Holdco Common Stock in exchange for shares of Florida Rock Common Stock (including Restricted Florida Rock Shares) or shares of Vulcan Common Stock, as the case may be, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by Florida Rock and Vulcan to Holdco prior to the Effective Time, is intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information accurate in all material respects regarding the Insiders of a person, the number of shares of the capital stock held by each such Insider, and the number and description of options, stock appreciation rights, restricted shares and other stock-based awards held by each such Insider. “Insiders,” with respect to a person, shall mean those officers and directors of such person who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

5.9.  Fees and Expenses.  Whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as otherwise provided in Section 7.2 hereof and except that (a) if the Mergers are consummated, the surviving corporations in the Mergers shall pay, or cause to be paid, any and all property or transfer Taxes imposed on either party in connection with the Mergers, and (b) expenses incurred in connection with filing, printing and mailing the Proxy Statement/Prospectus and the Form S-4 shall be shared equally by Vulcan and Florida Rock.

5.10.  Governance.  Holdco shall cause the number of directors that will comprise the full Board of Directors of Holdco on the business day immediately following the Closing Date to be 11 and to consist of (x) the directors of Vulcan immediately prior to the Initial Effective Time and (y) John D. Baker II.

5.11.  Indemnification; Directors’ and Officers’ Insurance.  (a) From and after the Effective Time, Holdco shall, or shall cause the Florida Rock Surviving Corporation and its Subsidiaries to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Florida Rock or any of its Subsidiaries (the “Florida Rock Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Florida Rock or any Subsidiary of Florida Rock, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time (including with respect to acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), whether asserted or claimed prior to, or at or after, the Effective Time, in each case to the fullest extent such persons are permitted by applicable law to be indemnified by, or have the right to advancement of expenses from, Florida Rock as of the date hereof.

(b) From and after the Initial Effective Time, Holdco shall, or shall cause the Vulcan Surviving Corporation and its Subsidiaries to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Vulcan or any of its Subsidiaries (the “Vulcan Indemnified Parties” and, together with the Florida Rock Indemnified Parties, the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Vulcan or any Subsidiary of Vulcan, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time, in each case to the fullest extent such persons are permitted by applicable law to be indemnified by, or have the right to advancement of expenses from, Vulcan as of the date hereof.

(c) For a period of six years after the Effective Time, Holdco shall, or shall cause the Florida Rock Surviving Corporation to, maintain in effect, for the benefit of the Florida Rock Indemnified Parties with respect to their acts or omissions as directors and officers of Florida Rock and its Subsidiaries, as applicable, occurring prior to Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), the current policies of directors’ and officers’ liability insurance maintained by Florida Rock (the “Existing D&O Policy”); provided that, (i) Holdco may, or may cause the Florida

Rock Surviving Corporation to, substitute therefore a policy or policies with limits, terms and conditions that are no less advantageous to the insured; (ii) neither Holdco nor the Florida Rock Surviving Corporation shall be required to pay annual premiums for the Existing D&O Policy (or for any substitute policy or policies) in excess of 250% of the annual premium paid by Florida Rock with respect to the Existing D&O Policy (the “Insurance Amount”), which amount Florida Rock has disclosed to Vulcan prior to the date of this Agreement; and (iii) if such premiums for the such insurance would at any time exceed the Insurance Amount, then Holdco shall maintain, or cause the Florida Rock Surviving Corporation to maintain, policies of insurance that, in Holdco’s good faith determination, provide the maximum coverage available at an annual premium equal to the Insurance Amount. In lieu of the foregoing, Florida Rock may, prior to the Closing, and if Florida Rock declines to do so prior to the Closing, promptly following the Closing Holdco may, or may cause the Florida Rock Surviving Corporation to, purchase, from one or more insurers chosen by Florida Rock, a single payment, run-off policy or policies of directors’ and officers’ liability insurance covering each Florida Rock Indemnified Person with respect to their acts or omissions as directors and officers of Florida Rock and its Subsidiaries, as applicable, occurring prior to Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) on terms and conditions, including limits, not less favorable in the aggregate than the terms and conditions contained in the current policies of directors’ and officers’ liability insurance maintained by Vulcan, such policy or policies to become effective at the Effective Time and remain in effect for a period of six years after the Effective Time; provided, however, that the premium for such run-off policy or policies, shall not exceed $2,000,000.

(d) Holdco shall have the right to defend each Indemnified Party in any proceeding which may give rise to the payment of indemnifiable amounts hereunder; provided, however, that Holdco shall notify such Indemnified Party of any such decision to defend within 20 business days of receipt of notice of any such proceeding, and, provided, further, that Holdco shall not, without the prior written consent of such Indemnified Party, consent to the entry of any judgment against such Indemnified Party or enter into any settlement or compromise which (i) includes an admission of fault of such Indemnified Party or (ii) does not include, as an unconditional term thereof, the full release of such Indemnified Party from all liability in respect of such proceeding, which release shall be in form and substance reasonably satisfactory to such Indemnified Party. Notwithstanding the foregoing, if in a proceeding to which an Indemnified Party is a party by reason of the Indemnified Party’s service as a director, officer or employee of Florida Rock, Vulcan or any of their respective Subsidiaries, (i) a conflict of interest or potential conflict of interest exists between such Indemnified Party and Holdco (including as a result of the existence of separate defenses or counterclaims that would make such representation inappropriate), or (ii) if Holdco fails to assume the defense of such proceeding in a timely manner, such Indemnified Party shall be entitled to be represented by separate legal counsel of such Indemnified Party’s choice at the reasonable expense of Holdco; provided, however, that Holdco shall not be liable for any settlement effected without its prior written consent (which consent shall not be arbitrarily withheld, conditioned or delayed).

(e) Holdco shall pay (as incurred) all expenses, including reasonable fees and expenses of counsel, that an Indemnified Person may incur in enforcing the indemnity and other obligations provided for in this Section 5.11.

(f) If Holdco or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Holdco, as the case may be, shall assume the obligations set forth in this Section 5.11.

(g) The provisions of this Section 5.11 (i) are intended to be for the benefit of, and shall be enforceable by, each Florida Rock Indemnified Party and Vulcan Indemnified Party and their respective heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

5.12.  Public Announcements.  Vulcan and Florida Rock shall use reasonable best efforts (i) to develop a joint communications plan, (ii) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange in which it is impracticable to consult with each other as contemplated by this clause (iii), to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

5.13.  Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Holdco or the surviving corporation of the Mergers with full title to all properties, assets, rights, approvals, immunities and franchises of either of the constituent corporations of the Vulcan Merger and the Florida Rock Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action.

ARTICLE VI

CONDITIONS PRECEDENT

6.1.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the applicable Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a) Shareholder Approval.  Florida Rock shall have obtained the Required Florida Rock Vote.

(b) Exchange Listing.  The shares of Holdco Common Stock to be issued in the Mergers and Holdco Common Stock to be reserved for issuance in connection with the Mergers shall have been authorized for listing on NYSE, upon official notice of issuance.

(c) Requisite Regulatory Approvals.  (i) The waiting period (and any extension thereof) applicable to the Mergers under the HSR Act shall have been terminated or shall have expired, and (ii) except as would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the Florida Rock Surviving Corporation, the Vulcan Surviving Corporation or Holdco, (A) all other authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods required from, any Governmental Entity shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods, including under the HSR Act, being referred to as the “Requisite Regulatory Approvals”), and (B) all such Requisite Regulatory Approvals referred to in clause (A) shall be in full force and effect.

(d) Form S-4.  The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Mergers shall be in effect. There shall not be any action taken, or any law, rule, regulation or order enacted, entered, enforced or deemed applicable to the Mergers, by any Governmental Entity of competent jurisdiction that makes the consummation of either Merger illegal.

6.2.  Conditions to Obligations of Vulcan.  The obligation of Vulcan to effect the Vulcan Merger is subject to the satisfaction of the following conditions unless waived by Vulcan:

(a) Representations and Warranties.

(i) The representations and warranties of Florida Rock set forth in Sections 3.1(c)(i), 3.1(l)(ii), 3.1(m) and 3.1(n) shall be true and correct, as of the date hereof and as of the Closing Date as if made at and as of such time (except for representations and warranties made only as of a specified date, which shall be true and correct to the extent required in this clause (i) only as of the specified date);

(ii) the representations and warranties of Florida Rock set forth in Sections 3.1(b)(i) and 3.1(b)(iii) and 3.1(x) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of such time (except for representations and warranties made only as of a specified date, which shall be true and correct in all material respects only as of the specified date); and

(iii) (A) the other representations and warranties of Florida Rock contained in this Agreement that are qualified as to material adverse effect shall be true and correct and (B) such other representations and warranties of Florida Rock contained in this Agreement that are not so qualified (disregarding all qualifications and exceptions contained therein regarding materiality) shall be true and correct, in each case as of the date hereof and as of the Closing Date as if made at and as of that time (except for representations and warranties made only as of a specified date, which shall be true and correct as of the specified date), except to the extent where the failures of any such representations and warranties referred to in clause (B) to be so true and correct, in the aggregate, have not had, and would not reasonably be expected to have, a material adverse effect on Florida Rock.

Vulcan shall have received a certificate signed on behalf of Florida Rock by the Chief Executive Officer and Chief Financial Officer of Florida Rock to such effect.

(b) Performance of Obligations of Florida Rock.  Florida Rock shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Vulcan shall have received a certificate signed on behalf of Florida Rock by the Chief Executive Officer and Chief Financial Officer of Florida Rock to such effect.

(c) Tax Opinion.  Vulcan shall have received the opinion of its counsel, Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Vulcan, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, (i) the exchange of Florida Rock Common Stock and Vulcan Common Stock for Holdco Common Stock pursuant to the Mergers, taken together, will be treated for Federal income tax purposes as an exchange described in Section 351 of the Code and (ii) the Vulcan Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Vulcan shall be entitled to rely upon customary representations and assumptions provided by Holdco, Vulcan, Florida Rock and others that counsel to Vulcan reasonably deems relevant.

(d) Absence of Legal Restraint.  There shall not have been any action with respect to the Mergers taken since the date of this Agreement by any court or other Governmental Entity (which action has not been vacated or reversed), or any law, injunction, order or decree enacted, promulgated or issued with respect to the Mergers by any court or other Governmental Entity (which law, injunction, order or decree remains in effect), other than the application of the waiting period provisions of the HSR Act and the waiting period or similar provisions of applicable antitrust laws, rules, or regulations, in any case that would reasonably be expected to result in a judgment that would have any of the following effects: (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the consummations of the Mergers, (ii) seeking to restrain or prohibit Vulcan’s or Holdco’s ownership or operation (or that of its respective Subsidiaries or affiliates) of all or any material portion of the business or assets of Florida Rock and its Subsidiaries, taken as a whole, or of Vulcan and its Subsidiaries, taken as a whole, or (iii) seeking to compel Vulcan or Holdco or any of their respective Subsidiaries to sell, hold separate or otherwise disposing of any of its or Florida Rock’s business or assets or materially restricting the conduct its or Florida Rock’s business if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Florida Rock.

6.3.  Conditions to Obligations of Florida Rock.  The obligation of Florida Rock to effect the Florida Rock Merger is subject to the satisfaction of the following conditions unless waived by Florida Rock:

(a) Representations and Warranties.

(i) The representations and warranties of Vulcan set forth in Sections 3.2(b)(v), 3.2(c)(i), 3.2(k)(ii) and 3.2(l) shall be true and correct, as of the date hereof and as of the Closing Date as if made at and as of such time (except for representations and warranties made only as of a specified date, which shall be true and correct to the extent required in this clause (i) only as of the specified date, and, with respect to the representations and warranties set forth in Section 3.2(b)(v), other than de minimis exceptions, which would not cause the representations and warranties of Fresno set forth in Section 3.1(n) to be untrue and incorrect);

(ii) the representations and warranties of Vulcan set forth in Sections 3.2(b)(i) and 3.2(b)(iii) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of such time (except for representations and warranties made only as of a specified date, which shall be true and correct in all material respects only as of the specified date); and

(iii) (A) the other representations and warranties of Vulcan contained in this Agreement that are qualified as to material adverse effect shall be true and correct and (B) such other representations and warranties of Vulcan contained in this Agreement that are not so qualified (disregarding all qualifications and exceptions contained therein regarding materiality) shall be true and correct, in each case as of the date hereof and as of the Closing Date as if made at and as of that time (except for representations and warranties made only as of a specified date, which shall be true and correct as of the specified date), except to the extent where the failures of any such representations and warranties referred to in clause (B) to be so true and correct, in the aggregate, have not had, and would not reasonably be expected to have, a material adverse effect on Vulcan.

Florida Rock shall have received a certificate signed on behalf of Vulcan by the Chairman and Chief Executive Officer and by the Chief Financial Officer of Vulcan to such effect.

(b) Performance of Obligations of Vulcan.  Vulcan shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Florida Rock shall have received a certificate signed on behalf of Vulcan by the Chairman and Chief Executive Officer and the Chief Financial Officer of Vulcan to such effect.

(c) Tax Opinion.  Florida Rock shall have received the opinion of its counsel, Weil, Gotshal & Manges LLP, in form and substance reasonably satisfactory to Florida Rock, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the exchange of Florida Rock Common Stock and Vulcan Common Stock for Holdco Common Stock pursuant to the Mergers, taken together, will be treated for Federal income tax purposes as an exchange described in Section 351 of the Code. In rendering such opinion, counsel to Florida Rock shall be entitled to rely upon customary representations and assumptions provided by Holdco, Vulcan, Florida Rock and others that counsel to Florida Rock reasonably deems relevant.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1.  Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the Required Florida Rock Vote has been obtained:

(a) by mutual consent of Vulcan and Florida Rock in a written instrument;

(b) by either Vulcan or Florida Rock, upon written notice to the other party, if a Governmental Entity of competent jurisdiction that must grant a Requisite Regulatory Approval has denied approval of either Merger and such denial has become final and non-appealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting either Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply with Section 5.3 or any other provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Vulcan or Florida Rock, upon written notice to the other party, if both Mergers shall not have been consummated on or before November 19, 2007; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by Vulcan, upon written notice to Florida Rock, if Florida Rock shall have: (i) failed to make the Florida Rock Recommendation or effected a Change in Florida Rock Recommendation (or resolved to take any such action) that is adverse to Vulcan in any material respect, whether or not permitted by the terms hereof, (ii) breached its obligations under this Agreement by reason of a failure to call the Florida Rock Shareholders Meeting in accordance with Section 5.1(b) or a failure to prepare and mail to its shareholders the Proxy

Statement/Prospectus in accordance with Section 5.1(a), or (iii) breached its obligations under Section 5.4 in any material respect;

(e) by either Vulcan or Florida Rock, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements, or failure to be true of any of the representations or warranties, set forth in this Agreement on the part of such other party, which breach, or failure to be true, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 6.2(a) or (b) or Section 6.3(a) or (b), as the case may be, and which breach, or failure to be true, has not been cured within 30 days following written notice thereof to the affected party or, by its nature, cannot be cured within such time period; or

(f) by either Vulcan or Florida Rock, if the Required Florida Rock Vote shall not have been obtained upon a vote taken thereon at the duly convened Florida Rock Shareholders Meeting.

7.2.  Effect of Termination.  (a) In the event of termination of this Agreement by either Florida Rock or Vulcan as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of Vulcan or Florida Rock or their respective officers or directors, except with respect to Section 5.2 (Access to Information; Confidentiality), Section 5.9 (Fees and Expenses), this Section 7.2 (Effect of Termination), and Article VIII (General Provisions), which shall survive such termination and except that no party shall be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement.

(b) Florida Rock shall pay Vulcan, by wire transfer of immediately available funds to such accounts as Vulcan may designate, the sum of $135.0 million (the “Florida Rock Termination Fee”) if this Agreement is terminated as follows:

(i) if Vulcan shall terminate this Agreement pursuant to Section 7.1(d)(i) or Section 7.1(d)(ii), then Florida Rock shall pay the Florida Rock Termination Fee on the second business day following such termination;

(ii) if (A) Vulcan shall terminate this Agreement pursuant to Section 7.1(d)(iii) or either party shall terminate this Agreement pursuant to Section 7.1(f) and (B) at any time after the date hereof and at or before the date of the Florida Rock Shareholders Meeting, there shall have been a Public Proposal, and (C) within 12 months of the date of such termination of this Agreement, Florida Rock or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal, then Florida Rock shall pay the Florida Rock Termination Fee on the second business day following such execution or consummation; and

(iii) if (A) either party shall terminate this Agreement pursuant to Section 7.1(c) or Vulcan shall terminate this Agreement pursuant to Section 7.1(e) and (B) at any time after the date hereof and before such termination there shall have been a Public Proposal and (C) within 12 months of the date of such termination of this Agreement, Florida Rock or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal, then Florida Rock shall pay the Florida Rock Termination Fee on the second business day following such execution or consummation;

“Public Proposal” shall mean a publicly announced Acquisition Proposal except that the reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more” and shall only include an Acquisition Proposal, directly or indirectly, with respect to Florida Rock or its assets.

If Florida Rock fails to pay all amounts due to Vulcan on the dates specified, then Florida Rock shall pay all costs and expenses (including legal fees and expenses) incurred by Vulcan in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Vulcan.

7.3.  Amendment.  This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with this Agreement by the shareholders of Florida Rock, but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

7.4.  Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent permitted by applicable law, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE VIII

GENERAL PROVISIONS

8.1.  Non-survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2.  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to Vulcan, Holdco, Virginia Merger Sub or Fresno Merger Sub, to

Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
Attention: General Counsel
Facsimile No.: (205) 298-2960

with a copy to

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:	Edward D. Herlihy, Esq.
Igor Kirman, Esq.
Facsimile No.: (212) 403-2000

and

(b) if to Florida Rock, to

Florida Rock Industries, Inc.
155 East 21st Street
Jacksonville, Florida 32206
Attention: General Counsel
Facsimile No.: (904) 791-1810

with a copy to

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

Attention:	Thomas Roberts, Esq.
Raymond Gietz, Esq.
Facsimile No.: (212) 310-8007

and

McGuire Woods LLP
Bank of America Tower
50 North Laura Street, Suite 3300
Jacksonville, Florida 32202
Attention: Daniel B. Nunn Jr., Esq.
Facsimile No.: (904) 360-6339

8.3.  Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available by the party to whom such information is to be made available. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word “or” shall be inclusive and not exclusive. Any pronoun shall include the corresponding masculine, feminine and neuter forms. The phrases “known” or “knowledge” mean, with respect to either party to this Agreement, the actual knowledge of those of such party’s executive officers who have been involved in the negotiation of this Agreement. The term “affiliate” has the meaning given to it in Rule 12b-2 of the Exchange Act, and the term “person” has the meaning given to it in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

8.4.  Counterparts.  This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and this Agreement shall become effective when a counterpart signed by each party shall be delivered to the other party, it being understood that both parties need not sign the same counterpart.

8.5.  Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement in accordance with their terms and (b) except as provided in Sections 5.10 and 5.11 (which are intended for the benefit of only the persons specifically named therein), is not intended to confer upon any person other than the parties any rights or remedies hereunder.

8.6.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, except that the FBCA shall apply to the Florida Rock Merger and NJBCA shall apply to the Vulcan Merger.

8.7.  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Mergers that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.8.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by either party (whether by operation of law or otherwise) without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.9.  Submission to Jurisdiction.  Each party irrevocably submits to the jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any action, suit or proceeding relating hereto either in the United States District Court for the Southern District of New York or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in the Supreme Court of the State of New York, New York County. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or any transaction contemplated hereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 8.9 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 8.9 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 8.9. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

8.10.  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in the Section above, this being in addition to any other remedy to which they are entitled at law or in equity.

8.11.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING DIRECTLY INVOLVING ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

[Remainder of this page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

VULCAN MATERIALS COMPANY

By:	/s/ Donald M. James
Name: Donald M. James

Title:	Chairman and Chief Executive Officer

FLORIDA ROCK INDUSTRIES, INC.

By:	/s/ John D. Baker, II
Name: John D. Baker, II

Title:	President and Chief Executive
Officer

VIRGINIA HOLDCO, INC.

By:	/s/ Daniel F. Sansone
Name: Daniel F. Sansone

Title:	President and Treasurer

VIRGINIA MERGER SUB, INC.

By:	/s/ William F. Denson, III
Name: William F. Denson, III

Title:	Vice President and Secretary

FRESNO MERGER SUB, INC.

By:	/s/ Ejaz A. Khan
Name: Ejaz A. Khan

Title:	Chairman

Annex B

SUPPORT AGREEMENT

February 19, 2007
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
Attention: Donald M. James
Chairman and CEO

Ladies and Gentlemen:

The undersigned (the “Shareholders,” and each a ”Shareholder”) understand that Vulcan Materials Company, a New Jersey corporation (“Vulcan”), and Florida Rock Industries, Inc., a Florida corporation (“Florida Rock”), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), providing for, among other things, the Florida Rock Merger, in which each share of common stock, par value $0.10 per share, of Florida Rock (the “Florida Rock Common Stock”) (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive, at the election of the holder thereof and subject to proration in accordance with the Merger Agreement, the Cash Consideration or the Stock Consideration. Capitalized terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.

Each Shareholder in its capacity as such, is entering into this letter agreement in consideration of, and as a condition to, Vulcan’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

Each Shareholder confirms its agreement with Vulcan as follows:

1. Each Shareholder represents, warrants and agrees that (a) the total number of shares of Florida Rock Common Stock owned, directly or indirectly, beneficially and of record by the Shareholders, other than the Anne D. Baker Living Trust, in the aggregate is approximately 15.5 million, (b) such Shareholder is, directly or indirectly, the record and beneficial owner of the Specified Shares (as defined below), with sole or shared with a person or entity that is also a party hereto, voting and dispositive power over such Specified Shares, (c) except as set forth on Schedule II, the Specified Shares are owned by such Shareholder free and clear of all Liens and (d) such Shareholder has the power to vote all Specified Shares in the manner contemplated herein and that there have been no proxies heretofore given in respect of any or all of the Specified Shares or if given, have heretofore been revoked. “Specified Shares” means the number of shares of Florida Rock Common Stock designated as such on Schedule I hereto; provided that if the number of shares designated as Specified Shares on Schedule I hereto would in the aggregate equal 10% or more of the outstanding voting stock of Florida Rock, then Schedule I shall be adjusted so that the number of shares designated as Specified Shares thereon would in the aggregate equal the greatest number that represents less than or equal to 9.9% of the outstanding voting stock of Florida Rock; provided, further, that to the extent any of the Specified Shares are forfeited pursuant to any Lien, Baker Holdings L.P., at Vulcan’s request, shall increase the number of its Specified Shares in an amount equal to the number of shares so forfeited.

2. Each Shareholder agrees that it will not, directly or indirectly, sell, transfer, assign, pledge, encumber or otherwise dispose of any of the Specified Shares or enter into any contract, option or other arrangement or understanding with respect thereto (including any voting trust or agreement and the granting of any proxy) other than: (a) pursuant to the Mergers, (b) foreclosures pursuant to pledges or encumbrances described on Schedule I or (c) with the prior written consent of Vulcan, or (d) as set forth on Schedule II. If so requested by Vulcan, each Shareholder agrees that any certificates representing Specified Shares shall bear a legend stating that they are subject to this letter agreement.

3. At every meeting of the shareholders of Florida Rock, called, and at every postponement or adjournment thereof, each Shareholder irrevocably agrees to vote the Specified Shares entitled to be voted thereat or to cause any such Specified Shares to be voted: (i) in favor of approval of the Merger Agreement, and (ii) against (A) any proposal made in opposition to approval of the Merger Agreement or in competition or inconsistent with the Mergers or any other transaction contemplated by the Merger Agreement, (B) any Acquisition Proposal, (C) any change in the management or board of directors of Florida Rock (other than in connection with the transactions contemplated by the Merger Agreement), (D) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of Florida Rock under the Merger Agreement or of such Shareholder under this letter agreement and (E) any other action or proposal involving Florida Rock that could reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect the Mergers. The obligations of each Shareholder specified in this paragraph 3 shall apply whether or not (x) the Board of Directors of Florida Rock shall have effected a Change in Florida Rock Recommendation, or (y) Florida Rock breaches any of its representations, warranties, agreements or covenants set forth in the Merger Agreement.

4. Each Shareholder agrees to make Stock Elections with respect to the number of Specified Shares set forth on Schedule I hereto.

5. Each Shareholder represents and warrants that there is, as of the date hereof, and as of the Closing Date there will be, no binding commitment or present plan or intention to sell, exchange or otherwise dispose of any of the Holdco Common Stock that such Shareholder will receive pursuant to or in connection with the Florida Rock Merger.

6. Each Shareholder represents and warrants that (a) it has all necessary power and authority to enter into this letter agreement; (b) this letter agreement has been duly authorized, executed and delivered by such Shareholder and is enforceable against such Shareholder in accordance with its terms; and (c) neither the execution or delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will violate any provisions of any statute, law, ordinance, regulation, rule, code or other requirement of a Governmental Entity or any order, injunction, decree or judgment applicable to such Shareholder or any contract, agreement or other commitment to which such Shareholder is a party or by which such Shareholder or any of such Shareholder’s properties or assets (including such Shares and Derivative Securities) is bound, other than such violations of contracts, agreements or commitments as would not prevent, impede or delay the performance by such Shareholder of its obligations hereunder or impose any liability or obligation on the Company or any Subsidiaries or Affiliates thereof.

7. This letter agreement shall terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms or (b) the Effective Time; provided, that termination shall not prevent any party from seeking remedies against any other party hereto for breach of this letter agreement.

8. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles of conflict of laws. This letter agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

9. Each Shareholder recognizes and acknowledges that a breach by it of any covenants or agreements contained in this letter agreement will cause Vulcan to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each Shareholder agrees that in the event of any such breach, Vulcan shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

10. The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by Vulcan and Florida Rock.

11. Each Shareholder agrees that this letter agreement and the obligations hereunder shall attach to the Specified Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Specified Shares shall pass, whether by operation of law or otherwise. Each Shareholder understands and acknowledges that Vulcan is entering into the Merger Agreement in reliance upon the execution and delivery of this letter agreement by such Shareholder.

12. No Shareholder makes any agreement or understanding herein in such Shareholder’s capacity as a director or officer of Florida Rock. Each Shareholder executes this letter agreement solely in such Shareholder’s capacity as a record and beneficial owner of Shares and nothing herein will limit or affect any actions taken by any Shareholder or any designee of a Shareholder in such Shareholder’s capacity as an officer or director of Florida Rock or any of its Subsidiaries. Notwithstanding anything to the contrary contained herein, the obligations of each Shareholder specified in this Agreement shall apply whether or not (x) the Board of Directors of Florida Rock shall have effected a Change in Florida Rock Recommendation, or (y) Florida Rock breaches any of its representations, warranties, agreements or covenants set forth in the Merger Agreement.

[SIGNATURE PAGES FOLLOW]

Please confirm that the foregoing correctly states the understanding between us and you by signing and returning to us a counterpart hereof.

Very truly yours,

BAKER HOLDINGS, L.P.,

By: BAKER INVESTMENT HOLDINGS, INC.,
as general partner

by:	/s/ John D. Baker, II
John D. Baker, II, President

EDWARD L. BAKER LIVING TRUST

by:	/s/ Edward L. Baker
Edward L. Baker, as trustee

EDWARD L. BAKER

by:	/s/ Edward L. Baker
Edward L. Baker

JOHN D. BAKER II LIVING TRUST

by:	/s/ John D. Baker, II
John D. Baker II, as trustee

ANNE D. BAKER LIVING TRUST

by:	/s/ Anne D. Baker
Anne D. Baker, as trustee

Confirmed as of the date
first above written:

VULCAN MATERIALS COMPANY

By:	/s/ Donald M. James
Name: Donald M. James

Title:	Chairman and Chief Executive Officer

SCHEDULE I

		Stock Election
Shareholder Name	Specified Shares	Shares

1. Baker Holdings, L.P.	2,855,838	2,855,838
2. Edward L. Baker
a. Edward L. Baker Living Trust — Trustee	326,354	188,644
b. Edward L. Baker	50,934	0
3. John D. Baker II
a. John D. Baker II Living Trust — Trustee	2,725,181	1,362,591
4. Anne Baker
a. Anne D. Baker Living Trust	517,657	258,829
Total	6,475,964	4,665,902

Annex C

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT (this “Agreement”), dated as of February 19, 2007 (this “Agreement”), is by and among Vulcan Materials Company, a New Jersey corporation (“Vulcan”), Virginia Holdco, Inc., a New Jersey corporation (“Holdco”), and Baker Holdings, L.P. and the individual shareholders signatory hereto (the “Baker Shareholders”).

WHEREAS, Holdco, Vulcan, Florida Rock Industries, Inc., a Florida corporation (“Florida Rock”), Virginia Merger Sub, Inc., a New Jersey corporation, and Fresno Merger Sub, Inc., a Florida corporation, have entered into an Agreement and Plan of Merger, of even date herewith (the “Merger Agreement”);

WHEREAS, as a condition to the consummation of Mergers and the other transactions contemplated by the Merger Agreement, Vulcan and Holdco desire that the Baker Shareholders make certain representations, warranties, covenants and agreements as set forth in this Agreement;

WHEREAS, after giving effect to the Mergers and the other transactions contemplated by the Merger Agreement, the Baker Shareholders will Beneficially own certain shares of Holdco Common Stock (the shares of Common Stock acquired in the Mergers being the “Common Shares”);

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

Definitions

1.1.  Definitions.  Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Merger Agreement. The following terms, as used herein, have the following meanings:

“Beneficially own” has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Control” (including its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Effective Date” means the Closing Date.

“Permitted Transferee” means, with respect to each Baker Shareholder, (a) Baker Investment Holdings, Inc. or such Baker Shareholder’s spouse or lineal descendant (whether natural or adopted), sibling, parent, heir, executor, administrator, testamentary trustee, legatee or beneficiary, (b) in the case of Baker Holdings, L.P., any other Baker Shareholder, Sally Porter, or the spouse or lineal descendant (whether natural or adopted), sibling, parent, heir, executor, administrator, testamentary trustee, legatee or beneficiary of any other Baker Shareholder or Sally Porter, (c) any trust, the beneficiaries of which (or any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which) include only the Persons named in clauses (a) or (b), or (c) a foundation or similar entity established by such Baker Shareholder for the purpose of serving charitable goals; provided that the Baker Shareholder effecting such transfer retains control over the voting and disposition of such Common Shares in the hands of such Person, and provided that such transferee has executed and delivered to Holdco such documentation as is reasonably requested by Holdco to reflect that such transferee is fully bound under this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, association, trust and any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Restrictive Period” means the period beginning on the Effective Date and ending on the third anniversary of the Effective Date; provided that solely with respect to John D. Baker II, “Restrictive Period” means the period beginning on the Effective Date and ending on the later of (x) the third anniversary of the Effective Date and (y) the date that John Baker ceases to be a member of the Board of Directors of Holdco; provided, further that the Restrictive Period shall terminate with respect to each Baker Shareholder upon the occurrence of a “change of control” of Holdco (as such term is defined in the stock option plan of Holdco); provided, further, that solely with respect to Edward L. Baker the Restrictive Period shall terminate upon his death.

“transfer” means any direct or indirect sale, assignment, gift, pledge, the imposition of any other encumbrance or any other disposition or any agreement or obligation to do any of the foregoing.

ARTICLE II

Transfer Restrictions; Other Covenants

2.1.  (a) During the Restrictive Period applicable to it, each Baker Shareholder will not transfer any Common Shares, except for transfers to Permitted Transferees.

(b) For a period of five years following the expiration of the Restrictive Period with respect to a Baker Shareholder, no transfer of any Common Shares otherwise permitted under this Agreement shall be made by such shareholder unless such transfer (i) complies with the Securities Act and any other applicable securities laws and (ii) is an Approved Transfer; provided, that such five year period shall terminate earlier at any time that the Baker Shareholders and their affiliates own less than 1% of the outstanding shares of Holdco (or successor thereto).

“Approved Transfer” means (i) a transfer to a Permitted Transferee, (ii) a sale of Common Shares (x) made through a broker or bank in an open market transaction (subject to volume restrictions (the “Volume Restrictions”) applicable to sales by an affiliate under Rule 144 under the Securities Act, whether or not such rule applies to the selling Baker Shareholder), and (y) with respect to which the Baker Shareholder has complied with Section 2.3, or (iii) with respect to Edward L. Baker or Baker Holdings, L.P., a transfer approved by Holdco following such Baker Shareholder’s request, it being understood that Holdco may deny any such transfer request in its sole discretion.

2.2.  From and after the Effective Time and until the end of the Restrictive Period applicable to it, each Baker Shareholder irrevocably agrees, at every meeting of the shareholders of Holdco called, and at every postponement or adjournment thereof, and with respect to any written consent solicited, to vote its Common Shares consistent with the recommendations of Holdco’s Board of Directors and (y) not tender its Common Shares to any Person if such tender is opposed by Holdco’s Board of Directors.

2.3.  (a) From and after the end of the Restrictive Period applicable to it, each Baker Shareholder (or transferee or successor thereof) (the “ROFR Offeror”) may sell all or any portion of the Common Shares beneficially owned by such ROFR Offeror through a broker or bank in an open market transaction, subject to the Volume Restrictions, provided, that the ROFR Offeror shall first offer to sell such Common Shares and give prompt written notice (the “ROFR Notice”) to Holdco (the “ROFR Offeree”), stating that it desires to make such sale, referring to this Section 2.3, and specifying the number of Common Shares proposed to be sold (the “ROFR Offer Shares”).

(b) ROFR Election. The ROFR Offeree shall have three business days from the date of receipt of the ROFR Notice to deliver to the ROFR Offeror a written notice (the “ROFR Election”) stating whether the ROFR Offeree elects to purchase a portion of the ROFR Offer Shares. Within 10 business days of receipt of the ROFR Election and receipt of any approval required under, or expiration of any waiting period pursuant to, applicable law, the ROFR Offeror shall sell to the ROFR Offeree such ROFR Offer Shares for the ROFR Price.

(c) In the event that the ROFR Offeree does not purchase all of the ROFR Offer Shares that are the subject of a ROFR Notice pursuant to and in the time periods specified in the foregoing paragraphs (a) and (b), then (i) the ROFR Offeror may then sell such ROFR Offer Shares through a broker or bank in an open market transaction, subject to the Volume Limitations. In the event such sale is not completed within the 10 Business Days provided in Section 2.3(b), then the ROFR Offeror shall not sell any Common Shares pursuant to Section 2.1(b)(y) without re-complying anew with the provisions of this Section 2.3, including delivery of a new ROFR Notice.

“ROFR Price” means, with respect to the applicable ROFR Offer Shares, the mean of the opening and closing prices of the Common Shares, in each case as quoted by the New York Stock Exchange, on the date of delivery of the ROFR Notice.

ARTICLE III

Miscellaneous

3.1.  Authority. Each party hereto represents and warrants as follows: (a) such party has all requisite corporate, trust or other applicable power and authority to enter into this Agreement and to perform its agreements set forth herein, (b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate, trust or other applicable action on the part of such party, and (c) this Agreement has been duly executed and delivered by such party and constitutes a valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

3.2.  Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed in all respects by the Laws of the State of New Jersey. Any disagreement, issue, dispute, claim, demand or controversy arising out of or relating to this Agreement (each, a “Dispute”) shall be brought in the United States District Court for the District of New Jersey in New Jersey or any court in the state of New Jersey, so long as one of such courts shall have subject matter jurisdiction over such Dispute. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Dispute and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Dispute in any such court and that any such Dispute which is brought in any such court has been brought in an inconvenient forum. Process in any such Dispute may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 3.7 shall be deemed effective service of process on such party.

(b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

3.3.  Binding Effect.  This Agreement shall inure to the benefit of and be legally binding upon all heirs, personal representatives, executors, legal representatives, successors and assigns of the parties. This Agreement may not be assigned without the prior written consent of the parties hereto and this Agreement is not made for the benefit of any person not a party hereto. No assignment of this Agreement will relieve the assigning party of its obligations hereunder.

3.4.  Entire Agreement; Amendment.  This Agreement constitutes the entire understanding of the parties and supersedes all prior discussions, negotiations, agreements and understandings, whether oral or written, with respect to its subject matter. This Agreement may be modified only by a written instrument properly executed by all parties to this Agreement.

3.5.  Severability.  If any one or more of the provisions of this Agreement is held invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable valid, legal and enforceable provision which comes closest to the intent of the parties.

3.6.  Waiver; Remedies.  No failure or delay on the part of any party hereto in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any waiver on the part any party hereto of any right, power or privilege under this Agreement operate as a waiver of any other right, power or privilege under this Agreement, nor will any single or partial exercise of any right, power or privilege thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Agreement. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which the parties may otherwise have at law or in equity.

3.7.  Notices.  All notices, requests, claims, demands and other communications required or permitted to be given under this Agreement will be in writing and will be delivered by hand or telecopied, e-mailed or sent, postage prepaid, by registered, certified or express mail or UPS or Federal Express next-day air and will be deemed given when so delivered (if on a business day before 5:00 P.M. or, if not, then on the next business day) by hand or telecopied, when e-mail confirmation is received (delivery receipt) if delivered by e-mail (if on a business day before 5:00 P.M. or, if not, then on the next business day), or three business days after being so mailed (one business day in the case of express mail or UPS or Federal Express next-day air). All such notices, requests, claims, demands and other communications will be addressed as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice in accordance with this Agreement.

Notices given under this Agreement shall be to those addresses set forth below:

If to Vulcan:

Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
Attn: General Counsel
Facsimile: (205) 298-2960

If to Holdco:

Virginia Holdco, Inc.
c/o Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
Attn: General Counsel
Facsimile: (205) 298-2960

If to a Baker Shareholder:

c/o Baker Holdings, L.P.
155 East 21st Street
Jacksonville, Florida 32206
Attention: John D. Baker II
Facsimile: (904) 791-1810

with a copy (which shall not constitute notice) to:

Word & Word PLC
1802 Bayberry Court
Suite 410
Richmond, Virginia 23226
Attention: Thomas S. Word, Jr., Esq.
Facsimile: (804) 673-1790

3.8.  Counterparts.  This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

3.9.  Specific Performance.  In the event of any actual or threatened default in, or breach of, any of the terms or provisions of this Agreement, the party who is or is to be thereby aggrieved will have the right of specific performance and injunctive relief giving effect to its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies will be cumulative. The parties agree that any such default or breach or threatened default or breach would cause irreparable injury, that the remedies at law for any such default or breach or threatened default or breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

3.10.  Effective Date; Termination.  This Agreement shall become effective immediately upon the occurrence of the Effective Time. In the event that the Merger Agreement is terminated as set forth in Article VII of the Merger Agreement, this Agreement shall automatically terminate and be of no further force or effect. The term of this Agreement shall expire upon the expiration of the term of the last of the covenants applicable to any Baker Shareholder.

[Remainder of Page Intentionally Left Blank. Signature Page Follows.]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

VULCAN MATERIALS COMPANY

by:	/s/ Donald M. James Name: Donald M. James Title: Chairman and Chief Executive Officer

VIRGINIA HOLDCO, INC.

by:	/s/ Daniel F. Sansone Name: Daniel F. Sansone Title: President and Treasurer

BAKER HOLDINGS, L.P.,

by:	BAKER INVESTMENT HOLDINGS, INC.,
as general partner

by:	/s/ John D. Baker, II John D. Baker, II, President

EDWARD L. BAKER LIVING TRUST

by:	/s/ Edward L. Baker Edward L. Baker, as trustee

EDWARD L. BAKER

by:	/s/ Edward L. Baker Edward L. Baker

JOHN D. BAKER II LIVING TRUST

by:	/s/ John D. Baker, II John D. Baker, II, as trustee

ANNE D. BAKER LIVING TRUST

by:	/s/ Anne D. Baker Anne D. Baker, as trustee

Annex D

February 19, 2007
The Board of Directors
Florida Rock Industries, Inc.
155 East 21st Street
Jacksonville, Florida 32206

Dear Members of the Board:

We understand that Florida Rock Industries, Inc. (“Florida Rock”), Vulcan Materials Company (“Vulcan”), Virginia Holdco, Inc., a wholly-owned subsidiary of Vulcan (“Holdco”), Fresno Merger Sub, Inc., a wholly-owned subsidiary of Holdco (“Fresno Merger Sub”), and Virginia Merger Sub, Inc., a wholly-owned subsidiary of Holdco (“Virginia Merger Sub”), intend to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Virginia Merger Sub will merge with and into Vulcan, with Vulcan continuing as the surviving corporation and a wholly-owned subsidiary of Holdco (the “Vulcan Merger”), and Fresno Merger Sub will merge with and into Florida Rock, with Florida Rock continuing as the surviving corporation and a wholly-owned subsidiary of Holdco (the “Florida Rock Merger” and together with the Vulcan Merger, the “Mergers”). Pursuant to the Agreement, (i) each common share, $0.10 par value per share, of Florida Rock (the “Florida Rock Common Stock”), issued and outstanding immediately prior to the effective time of the Florida Rock Merger, other than all shares of Florida Rock Common Stock owned by Florida Rock or Fresno Merger Sub, will be converted into the right to receive, at the holder’s election, $67.00 in cash without interest, or 0.63 shares of common stock of Holdco (“Holdco Common Stock”), subject to proration as set forth in the Agreement (the “Merger Consideration”) and (ii) each share of common stock, $1.00 par value per share, of Vulcan (the “Vulcan Common Stock”), issued and outstanding immediately prior to the effective time of the Vulcan Merger, other than all shares of Vulcan Common Stock owned by Vulcan, will be converted into the right to receive one share of Holdco Common Stock. The terms and conditions of the Mergers are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of Florida Rock Common Stock (other than Vulcan and any of its direct or indirect wholly-owned subsidiaries) of the Merger Consideration to be paid to such holders in the Florida Rock Merger. In connection with this opinion, we have:

(i) Reviewed the financial terms and conditions of the Agreement;

(ii) Analyzed certain publicly available historical business and financial information relating to Florida Rock and Vulcan;

(iii) Reviewed various internal financial forecasts and other data provided to us by the management of Florida Rock relating to the business of Florida Rock, various internal financial forecasts and other data provided to us by the management of Vulcan relating to the business of Vulcan and the anticipated synergies from the Mergers provided to us by the managements of Florida Rock and Vulcan;

(iv) Held discussions with members of the senior management of Florida Rock with respect to the business and prospects of Florida Rock;

(v) Held discussions with members of senior management of Vulcan with respect to the business and prospects of Vulcan;

(vi) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of Florida Rock and Vulcan;

(vii) Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to the businesses of Florida Rock and Vulcan;

(viii) Reviewed the historical stock prices and trading volumes of Florida Rock Common Stock and Vulcan Common Stock; and

(ix) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Florida Rock or Vulcan, or concerning the solvency or fair value of Florida Rock or Vulcan. With respect to financial forecasts of Florida Rock and Vulcan, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Florida Rock and Vulcan, respectively, as to the future financial performance and results of operation of Florida Rock and Vulcan, respectively. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to any tax or other consequences that might result from the Mergers, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Florida Rock has obtained such advice as it deemed necessary from qualified professionals. We do not express any opinion as to the price at which shares of Florida Rock Common Stock or Vulcan Common Stock may trade at any time subsequent to the announcement of the Mergers.

In connection with the preparation of this opinion, we have not been authorized by Florida Rock or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of Florida Rock.

In rendering our opinion, we have assumed that the Mergers will be consummated on the terms described in the Agreement and without any waiver, amendment or modification of any material terms or conditions of the Agreement and the receipt of the necessary regulatory approvals for the Mergers in the time frame contemplated by the Agreement.

Lazard Fréres & Co. LLC (“Lazard”) is acting as investment banker to Florida Rock in connection with the Mergers and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Mergers. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity owned indirectly in large part by managing directors of Lazard) may actively trade securities of Florida Rock or Vulcan for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Our engagement and the opinion expressed herein are for the benefit of Florida Rock’s Board of Directors in connection with its consideration of the Mergers. Our opinion does not address the merits of the underlying decision by Florida Rock to engage in the Mergers or the relative merits of the Mergers as compared to other business strategies or transactions that might be available to Florida Rock. We express no opinion or recommendation as to how the holders of Florida Rock Common Stock should vote at any shareholders meeting to be held in connection with the Mergers. It is understood that other than its inclusion in its entirety in material that may be provided to the stockholders of Florida Rock and filed with the Securities and Exchange Commission, this opinion may not be disclosed or otherwise referred to, in whole or in part, without our prior written consent.

Based on and subject to the foregoing, we are of the opinion that as of the date hereof the Merger Consideration to be paid to the holders of Florida Rock Common Stock (other than Vulcan and any of its direct or indirect wholly-owned subsidiaries) is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By:	/s/ Michael J. Biondi
Michael J. Biondi
Managing Director and Co-Chairman
of Investment Banking

Annex E

Form of Holdco Amended and Restated Certificate of Incorporation

CERTIFICATE OF INCORPORATION

(RESTATED 2007)

OF

VULCAN MATERIALS COMPANY

(FORMERLY KNOWN AS VIRGINIA HOLDCO, INC.)

Virginia Holdco, Inc., a corporation organized under the New Jersey Business Corporation Act (the “Act”), restates and integrates its Certificate of Incorporation, into a single certificate, pursuant to Title 14A, Corporations, General, of the New Jersey Statutes so that the Certificate of Incorporation is as follows:

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is:

Vulcan Materials Company

ARTICLE II

A. The address of the Corporation’s registered office in the State of New Jersey is National Registered Agents, Inc. of NJ, 51 Everett Drive, Suite 107B, P.O. Box 927, West Windsor, New Jersey 08550-0927. The name of the Corporation’s registered agent at such address is National Registered Agents, Inc. of NJ.

B. The number of directors constituting the Corporation’s current Board of Directors is 10. The names and addresses of the persons currently serving as said directors are:

Name	Residence or Business Address

ARTICLE III

The purposes for which the Corporation is organized are to engage in any activity within the purposes for which corporations now or at any time hereafter may be organized under the New Jersey Business Corporation Act and under all amendments and supplements thereto, or any revision thereof or any statute enacted to take the place thereof, including without limiting the generality of the foregoing:

A. To engage in any such activities directly or through a subsidiary or subsidiaries and to take any and all acts deemed appropriate to promote the interest of such subsidiary or subsidiaries, including, without limiting the foregoing, the following: making contracts and incurring liabilities for the benefit of such subsidiary or subsidiaries, transferring or causing to be transferred to any such subsidiary or subsidiaries assets of this Corporation; guaranteeing dividends on any shares of the capital stock of any such subsidiary or subsidiaries; guaranteeing the principal and interest or either of the bonds, debentures, notes or other evidences of indebtedness issued or obligations incurred by any such subsidiary or subsidiaries; securing said bonds, debentures, notes or other evidences of indebtedness so guaranteed by mortgage of or security interest in the property of the Corporation; and contracting that said bonds, debentures, notes or other evidences of indebtedness so guaranteed, whether secured or not, may be convertible into shares of the Corporation upon such terms and conditions as may be approved by the Board of Directors (the “Board”); and

B. To exercise as a purpose or purposes each power granted to corporations by the New Jersey Business Corporation Act and under all amendments and supplements thereto, or any revision thereof or any statute enacted to take the place thereof, insofar as such powers authorize or may hereafter authorize corporations to engage in activities; and to guarantee the bonds, debentures, notes or other evidences of indebtedness issued or obligations incurred by any sole proprietorship, corporation, partnership, limited partnership, joint venture or other association where the Corporation or any subsidiary has or may acquire a substantial interest in such sole proprietorship, corporation, partnership, limited partnership, joint venture or other association and to make any guarantee which is in furtherance of the interest of the Corporation.

ARTICLE IV

The aggregate number of shares which the Corporation is authorized to issue is 485,000,000, divided into 480,000,000 shares of Common Stock of the par value of $1 per share and 5,000,000 shares of Preference Stock without par value issuable in series.

A. Common Stock.

Except for and subject to those rights expressly granted to the holders of Preference Stock or any series thereof by resolution or resolutions adopted by the Board pursuant to this Article IV and except as may be provided by the laws of New Jersey, the holders of Common Stock shall have exclusively all other rights of shareholders. No holder of Common Stock shall be entitled to any preemptive or preferential right to subscribe for or purchase any part of any new or additional stock of any class or of any other securities of the Corporation.

B. Preference Stock.

The Board is hereby expressly authorized, at any time or from time to time, to divide any or all of the shares of Preference Stock into one or more series, and in the resolution or resolutions establishing a particular series, before issuance of any of the shares thereof, to fix and determine the number of shares and the designation of such series, so as to distinguish it from the shares of all other series and classes, and to fix and determine the preferences, voting rights, qualifications, privileges, limitations, options, conversion rights, restrictions and other special or relative rights of the Preference Stock or of such series, to the fullest extent now or hereafter permitted by the laws of New Jersey, including, but not limited to, the variations between different series in the following respects:

(1) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the Board;

(2) the annual dividend rate for such series, and the date or dates from which dividends shall commence to accrue;

(3) the price or prices at which, and the terms and conditions on which, the shares of such series may be made redeemable;

(4) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series;

(5) the preferential amount or amounts payable upon shares of such series in the event of the liquidation, dissolution or winding up of the Corporation;

(6) the voting rights, if any, of shares of such series, including whether and under what conditions the holders of shares of such series, voting as a class, may elect directors of the Corporation;

(7) the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of shares of the Corporation or other securities into which such shares may be converted;

(8) the relative seniority or parity of such series as to dividends or assets with respect to any other classes or series of stock then or thereafter to be issued;

(9) whether the holders of shares of such series would be entitled to any preemptive or preferential right to subscribe for or purchase any part of any new or additional stock of any class or of any other securities of the Corporation; and

(10) such other terms, qualifications, privileges, limitations, options, restrictions and special or relative rights and preferences, if any, of shares of such series as the Board may, at the time of such resolution or resolutions, lawfully fix and determine under the laws of New Jersey.

Unless otherwise provided in a resolution or resolutions establishing any particular series, the aggregate number of authorized shares of Preference Stock may be increased by an amendment of this Certificate of Incorporation (Restated 2007). All shares of any one series shall be alike in every particular, except with respect to the accrual of dividends prior to the date of issuance.

C. Vote on Amendments, Merger, Consolidation, Disposal of Substantially All Assets or Dissolution.

Subject to the rights of holders of any series of Preference Stock then outstanding and subject to any other provision of this Certificate of Incorporation (Restated 2007) which may require a higher shareholder vote, the following actions may be taken by the affirmative vote of a majority of the votes cast by the holders of shares of the Corporation entitled to vote thereon:

(1) Adoption of a proposed amendment to this Certificate of Incorporation (Restated 2007) that requires shareholder approval;

(2) Adoption of a proposed plan of merger or consolidation that requires shareholder approval;

(3) Approval of a sale, lease, exchange or other disposition of all or substantially all the assets of the Corporation other than in the usual and regular course of business as conducted by the Corporation; and

(4) Approval of dissolution of the Corporation.

ARTICLE V

The Corporation is to have perpetual existence.

ARTICLE VI

A. Size and Classification of Board.

The number of directors of the Corporation (exclusive of directors, if any, who may be elected by holders of Preference Stock) shall not be less than nine nor more than 21, the exact number to be fixed from time to time by the Board pursuant to a resolution adopted by a majority of the entire Board, except as otherwise provided by this Section A of Article VI. Such directors shall be divided into three classes, with the term of office of one class expiring each year, and the number of directors in each class shall be as nearly equal as possible

B. Vacancies on Board.

Subject to the rights of the holders of any series of Preference Stock then outstanding, any vacancies in the Board, including vacancies resulting from an increase in the number of directors, shall be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the Board, or by a sole remaining director. Any director chosen to fill a vacancy shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class in which such vacancy occurs expires and until that director’s successor shall have been elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

C. Removal from Board.

The Board by the affirmative vote of a majority of the directors in office may remove a director for cause only when, in the judgment of such majority, the continuation of the director in office would be harmful to the Corporation and may suspend the director for a reasonable period pending final determination that such cause exists for removal.

D. Requirement for Shareholders’ Meetings; Exception.

Any action required or permitted to be taken at a meeting of the shareholders must be taken at an annual or special meeting thereof and may not be taken without a meeting upon the written consent of shareholders, except that any such action may be taken without a meeting only if all the shareholders entitled to vote thereon consent thereto in writing.

E. Loans to Officers and Other Employees.

The Board may authorize the Corporation to loan money to, or guarantee an obligation of, or otherwise assist any officer or other employee of the Corporation or of any subsidiary, including an officer or employee who is also a director of the Corporation, whenever, in the judgment of the Board, such loan, guarantee or assistance may reasonably be expected to benefit the Corporation.

F. Amendment, Repeal, Inconsistent Provisions.

Subject to the rights of the holders of any series of Preference Stock then outstanding and notwithstanding any other provisions of this Certificate of Incorporation (Restated 2007), the affirmative vote by holders of at least 80% of the voting power of the outstanding capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to amend or repeal, or to adopt any provisions inconsistent with, Sections A, B, C and D and this Section P of Article VI.

ARTICLE VII

Except as otherwise provided by statute, by this Certificate of Incorporation (Restated 2007) as the same may be amended from time to time, or by the By-laws as the same may be amended from time to time, all corporate powers may be exercised by the Board. Without limiting the foregoing, the Board shall have power, without shareholder action:

A. To authorize the Corporation to purchase, acquire, hold, lease, mortgage, pledge, sell or convey such property, real, personal or mixed, without as well as within the State of New Jersey, as the Board may from time to time determine, and in payment for any property to issue, or cause to be issued, stock of the Corporation, or bonds, debentures, notes or other obligations or evidences of indebtedness thereof secured by pledge, security interest or mortgage, or unsecured.

B. To determine from time to time to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the shareholders, and no shareholder shall have any right to inspect any account, book or document of the Corporation, except as conferred by statute or by the Board.

C. To authorize the borrowing of money; the issuance of bonds, debentures, notes or other obligations or evidences of indebtedness of the Corporation, secured or unsecured, and the inclusion therein of provisions as to redeemability and convertibility into shares of stock of the Corporation or otherwise; and, as security for money borrowed or bonds, debentures, notes or other obligations or evidences of indebtedness issued by the Corporation, the mortgaging or pledging of any property, real, personal or mixed, then owned or thereafter acquired by the Corporation.

ARTICLE VIII

The vote required for certain business combinations shall be as set forth in this Article VIII.

A. Higher Vote Required for Certain Business Combinations.

In addition to any affirmative vote required by New Jersey law or any other Article of this Certificate of Incorporation (Restated 2007), and except as otherwise expressly provided in Section B of this Article VIII:

(1) any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (a) any Interested Shareholder (as hereinafter defined) or (b) any other corporation (whether or not itself an Interested

Shareholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Shareholder; or

(2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or any Affiliate of any Interested Shareholder of any assets of the Corporation or any Subsidiary other than in the ordinary course of business of the Corporation or such Subsidiary even if any such transaction is effected in connection with any plan or proposal for dissolution or liquidation of the Corporation or any Subsidiary; or

(3) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Shareholder or any Affiliate of any Interested Shareholder in exchange for cash, securities or other property (or a combination thereof); or

(4) any reclassification of securities or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Shareholder or any Affiliate of any Interested Shareholder,

shall require the affirmative vote by the holders of at least 80% of the voting power of the outstanding capital stock of the Corporation entitled to vote thereon (the “Voting Stock”). Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by the laws of New Jersey or in any agreement with any national securities exchange or otherwise.

The term “Business Combination” as used in this Article VIII shall mean any transaction which is referred to in any one or more of Sections A(1) through A(4) of this Article VIII or any series of related transactions which, if taken together, would constitute a transaction referred to in such Sections.

B. When Higher Vote Is Not Required.

The provisions of Section A of this Article VIII shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law and any other Article of this Certificate of Incorporation (Restated 2007), if the conditions specified in either of the following Sections B(1) and B(2) are met:

(1) The Business Combination shall have been approved by a majority of the Continuing Directors (as hereinafter defined).

(2) All of the following conditions shall have been met:

(a) The aggregate amount of the cash and the Fair Market Value (as hereinafter defined), as of the date such Business Combination is consummated, of consideration other than cash to be received per share by holders of each class of the Corporation’s Voting Stock in such Business Combination, shall be at least equal to the highest of (i), (ii) or (iii) below:

(i) the highest price per share (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Shareholder for shares of Voting Stock of the same class on the date the Interested Shareholder first became an Interested Shareholder;

(ii) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Shareholder for any shares of Voting Stock of the same class acquired by it within the two-year period immediately prior to and ending with the Announcement Date (as hereinafter defined); or

(iii) the Fair Market Value per share of the Voting Stock of the same class on the Announcement Date or the date on which the Interested Shareholder first became an Interested Shareholder, whichever is higher.

The phrase “consideration other than cash to be received” as used in this Section B(2)(a) shall include shares of any class of Voting Stock retained by holders of such shares. The price paid by an Interested Shareholder for any share of Voting Stock referred to in subsection (i) and (ii) of this Section B(2)(a) shall include the amount of cash plus the Fair Market Value of any other consideration paid therefor, determined at the time of payment thereof.

(b) After such Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business Combination, there shall have been (i) no reduction in the annual rate of dividends paid on the Voting Stock (unless necessary to reflect any subdivision of the Voting Stock), except as approved by a majority of the Continuing Directors, and (ii) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Voting Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors.

(c) After such Interested Shareholder has become an Interested Shareholder and prior to the Announcement Date, such Interested Shareholder shall not have become the beneficial owner of any additional shares of Voting Stock except-in a transaction complying with the requirements for tender offers as provided in Section 14(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations).

(d) After such Interested Shareholder has become an Interested Shareholder, such Interested Shareholder shall not have received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise, except that this Section 13(2)(d) of this Article VIII shall not apply with respect to (i) any merger or consolidation involving the Corporation or (ii) any sale of all or substantially all of the assets of the Corporation.

(e) An information statement describing the proposed Business Combination and complying with the requirements of Section 14(c) of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to all shareholders of the Corporation at least 30 days prior to the consummation of such Business Combination, unless a proxy statement is required to be mailed pursuant to Section 14(a) of such Act or subsequent provisions, in which case such proxy statement shall be mailed at least 30 days prior to the consummation of such Business Combination.

C. Certain Definitions.

For the purposes of this Article VIII:

(1) “Affiliate” or “Associate” shell have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on January 1, 1984.

(2) “Announcement Date” means, with respect to any Business Combination, the date of the first public announcement of a proposal to effect such Business Combination.

(3) A person shall be a “beneficial owner” of any Voting Stock:

(a) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; or

(b) which such person or any of its Affiliates or Associates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

(c) which is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock;

except and provided that a person who was a beneficial owner of Voting Stock on or prior to January 1, 1984, shall not be deemed pursuant to any such agreements, arrangements or understandings to be a “beneficial owner” of any Voting Stock beneficially owned by another person who also was a beneficial owner of Voting Stock on or prior to January 1, 1984, to the extent such Voting Stock was owned by such other person on or prior to January 1, 1984.

(4) For the purposes of determining whether a person is an Interested Shareholder pursuant to Section C(7) of this Article VIII, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed beneficially owned through application of Section C(3) of this Article VIII but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(5) “Continuing Director” means any member of the Board who is unaffiliated with the Interested Shareholder and was a member of the Board prior to the date the Interested Shareholder became an Interested Shareholder, and any successor of a Continuing Director who is unaffiliated with the Interested Shareholder and is proposed to succeed a Continuing Director by a majority of Continuing Directors then on the Board.

(6) “Fair Market Value” means: (a) in the ease of capital stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board in good faith; and (b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board in good faith. Any such determinations made by the Board in good faith shall be conclusive upon all parties concerned.

(7) “Interested Shareholder” shall mean any person (other than the Corporation or any Subsidiary) who or which after January 1984, becomes and on the date in question is:

(a) the beneficial owner, directly or indirectly, of 10% or more of the Voting Stock; or

(b) an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the Voting Stock; or

(c) an assignee of or has otherwise succeeded to any shares of Voting Stock which at any time within the two-year period immediately prior to the date in question beneficially were owned, directly or indirectly, by any Interested Shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

(8) A “person” shall mean any individual, firm, corporation or other entity.

(9) “Subsidiary” means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Interested Shareholder set forth in Section C(7) of this Article VIII, the term “Subsidiary” shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

D. Directors’ Duty to Determine Certain Facts.

The directors of the Corporation shall determine for the purpose of this Article VIII, on the basis of information known to them after reasonable inquiry, (1) whether a person is an Interested Shareholder, (2) the number of shares of Voting Stock beneficially owned by any person, (3) whether a person is an Affiliate or Associate of another, (4) whether a person has an agreement, arrangement or understanding with another as to the matters referred to in Section C(3) of this Article VIII, or (5) whether a transaction referred to in Section A(2) of this Article VIII is outside the ordinary course of business. Any such determinations made by the Board in good faith shall be conclusive upon all parties concerned.

E. No Effect on Fiduciary Obligations of Interested Shareholders.

Nothing contained in this Article VIII shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

F. Amendment, Repeal, Inconsistent Provisions.

Subject to the rights of the holders of any series of Preference Stock then outstanding and notwithstanding any other provisions of this Certificate of Incorporation (Restated 2007), the affirmative vote by holders of at least 80% of the voting power of the Voting Stock, voting together as a single class, shall be required to amend or repeal, or to adopt any provisions inconsistent with, this Article VIII of this Certificate of Incorporation (Restated 2007).

ARTICLE IX

No director or officer of the Corporation shall be liable to the Corporation or any of its shareholders for monetary damages for breach of any duty owed as director or officer to the Corporation or any of its shareholders, except to the extent that such exemption from liability or limitation thereof is not permitted under the New Jersey Business Corporation Act, as the same exists or may hereafter be amended, or under any revision thereof or successor statute thereto. Notwithstanding the foregoing, no director or officer shall be absolved of any such monetary liability for any act or omission occurring prior to the effective date of this Article IX (May 6, 1988).

ARTICLE X

This Certificate of Incorporation (Restated 2007) restates the Certificate of Incorporation as heretofore amended. Upon this restated and integrated Certificate of Incorporation (Restated 2007) becoming effective, the term “Certificate of Incorporation” whenever used hereafter in any amendment hereof and in any other document made or filed in connection herewith or in connection with any such amendment shall be deemed to mean this “Certificate of Incorporation (Restated 2007)” unless otherwise indicated.

VIRGINIA HOLDCO, INC.

By:
Name:

Title:

Annex F

Form of Holdco Amended and Restated By-Laws

BY-LAWS

OF

VULCAN MATERIALS COMPANY

(FORMERLY KNOWN AS VIRGINIA HOLDCO, INC.)

ARTICLE I

MEETINGS OF SHAREHOLDERS

Section 1.01	ANNUAL MEETINGS

(a) The annual meeting of the shareholders of the corporation may be held at such place within or without the State of New Jersey as may be fixed by the Board of Directors, at 10 a.m., local time, or at such other hour as may be fixed by the Board of Directors, on such day in April or May of each year as may be fixed by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting.

(b) If the annual meeting for the election of directors is not held in one of the months set forth in Section 1.1(a), the Board of Directors shall cause the meeting to be held as soon thereafter as convenient.

Section 1.02	SPECIAL MEETINGS

(a) Special meetings of the shareholders may be called by the Board of Directors, the chairman of the Board of Directors or the chief executive officer.

(b) Special meetings shall be held at such time and date and at such place as shall have been fixed by the Board of Directors, the chairman of the Board of Directors or by the chief executive officer.

Section 1.03	NOTICE AND PURPOSE OF MEETINGS

Written notice of the time, place and purpose or purposes of every meeting of shareholders shall be given, not less than ten nor more than 60 days before the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting.

Section 1.04	QUORUM AND ADJOURNMENTS

(a) A quorum at all meetings of shareholders shall consist of the holders of record of a majority of the shares of the issued and outstanding capital stock of the corporation, entitled to vote thereat, present in person or by proxy, except as otherwise provided by law or the Certificate of Incorporation.

(b) A shareholders’ meeting may be adjourned to another time or place, and, if no new record date is fixed, it shall not be necessary to give notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting only such business is transacted as might have been transacted at the original meeting. If after the adjournment a new record date is fixed by the Board of Directors, notice of the adjourned meeting shall be given to shareholders of record on the new record date entitled to vote. Less than a quorum may adjourn the meeting as herein provided.

Section 1.05	ORGANIZATION

Meetings of the shareholders shall be presided over by the chief executive officer, or, if he is not present, by a chairman to be chosen by a majority of the shareholders entitled to vote who are present in person or by proxy at the meeting. The Secretary of the corporation, or, in his or her absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the meeting shall choose any person present to act as secretary of the meeting.

Section 1.06	VOTING

(a) At all meetings of the shareholders the voting need not be by ballot, except that all elections for directors shall be by ballot, and except that the voting shall be by ballot on all other matters upon which voting by ballot is expressly required by the Certificate of Incorporation or by the laws of the State of New Jersey.

(b) The poll at all elections of directors shall be open in accordance with the laws of the State of New Jersey.

(c) Subject to the foregoing provisions, the right of any shareholder to vote at a meeting of shareholders shall be determined on the basis of the number of shares registered in his or her name on the date fixed as the record date for said meeting.

(d) Except as otherwise provided by statute or these By-laws, any matter submitted to a vote of shareholders shall be viva voce unless the person presiding at the meeting determines that the voting shall be by ballot or unless the circumstances are such that the will of the holders of a majority of shares entitled to vote cannot be determined with certainty and the holder of a share entitled to vote or his or her proxy shall demand a vote by ballot. In either of such events a vote by ballot shall be taken.

Section 1.07	SELECTION OF INSPECTORS

(a) The Board of Directors may in advance of any shareholders’ meeting or any proposed shareholder action without a meeting appoint one or more inspectors to act at the meeting or any adjournment thereof or to receive consents of shareholders. If inspectors are not so appointed for a shareholders’ meeting or shall fail to qualify, the person presiding at the shareholders’ meeting may, and upon the request of any shareholder entitled to vote thereat shall, make such appointment.

(b) In case any person appointed as inspector fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting or at the meeting by the person presiding.

(c) Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting or in tabulating consents with strict impartiality and according to the best of his or her ability.

(d) No person shall be elected a director in an election for which he has served as an inspector.

Section 1.08	DUTIES OF INSPECTORS

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting or the shares entitled to consent, the existence of a quorum, the validity and effect of proxies, and shall receive votes or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes or consents, determine the result, and do such acts as are proper to conduct the election or vote or consents with fairness to all shareholders. If there are three or more inspectors, the act of a majority shall govern. On request of the person presiding at the meeting or any shareholder entitled to vote thereat or of any officer, the inspectors shall make a report in writing of any challenge, question or matter determined by them. Any report made by them shall be prima facie evidence of the facts therein stated, and such report shall be filed with the minutes of the meeting.

ARTICLE II

DIRECTORS

Section 2.01	NUMBER, QUALIFICATION, TENURE, TERM, QUORUM, VACANCIES, REMOVAL

(a) Number, Qualification and Tenure.  The business and affairs of the corporation shall be managed by or under the direction of its Board of Directors. The number of directors constituting the Board of Directors shall not be less than nine nor more than twelve, with the actual number of directors to be fixed, from time to time, by resolution adopted by a majority of the entire Board of Directors. Any directorship to be filled by reason of an increase in the number of directors may be filled by the affirmative vote of two-thirds of the directors in office at the time. Directors shall be at least 25 years of age and need not be United States citizens or residents of New Jersey or shareholders of the corporation.

Any outside director shall retire from the Board of Directors at the annual meeting next following their 72nd birthday, regardless of the term for which they might have been elected. Any outside director who ceases to hold the position with the business or professional organization with which such person was associated when most recently elected a director shall automatically be deemed to have offered his or her resignation as a director of the corporation, and the Director and Management Succession Committee shall make a recommendation to the Board of Directors with respect to such resignation; and, if the deemed offer to resign is accepted by the Board of Directors, such resignation shall be effective as of the next annual meeting of shareholders.

Any inside director shall retire from the Board of Directors at the annual meeting next following his or her 65th birthday; provided, however, that any inside director who has served as chief executive officer of the corporation and who has been requested by the Board of Directors to do so shall serve until the next annual meeting following his or her 69th birthday, but not thereafter.

An inside director is one who is or has been in the full-time employment of the corporation, and an outside director is any other director.

(b) Term.  Directors shall be divided into three classes, with the term of office of one class expiring each year. Except as otherwise provided in the Certificate of Incorporation or these By-laws, directors shall be chosen at annual meetings of the shareholders, and each director shall be chosen to serve until the third succeeding annual meeting of shareholders following his or her election and until his or her successor shall have been elected and qualified.

(c) Quorum.  A majority of the members of the Board of Directors then acting, but, in no event less than one-third of the entire Board of Directors, acting at a meeting duly assembled, shall constitute a quorum for the transaction of business. Directors having a personal or conflicting interest in any matter to be acted upon may be counted in determining the presence of a quorum. If at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting, without further notice, from time to time until a quorum shall have been obtained.

Section 2.02	MEETINGS OF THE BOARD OF DIRECTORS

(a) Meetings of the Board of Directors shall be held at such place within or without the State of New Jersey and at such time and date as may from time to time be fixed by the Board of Directors, or, if not so fixed, as may be specified in the notice of the meeting. A meeting of the Board of Directors shall be held without notice immediately after the annual meeting of the shareholders.

(b) Regular meetings of the Board of Directors shall be held on such day of such months as may be fixed by the Board of Directors. At any regular meeting of the Board of Directors any business that comes before such meeting may be transacted except where special notice is required by these By-laws.

(c) Special meetings of the Board of Directors may be held on the call of the chairman of the Board of Directors, the presiding director, the chief executive officer or any three directors.

(d) Notice of each regular meeting of the Board of Directors, other than the meeting following the annual meeting of shareholders, shall be given not less than seven days before the date on which such regular meeting is to be held. Notice of each special meeting of the Board of Directors shall be given to each member of the Board of Directors not less than two days before the date upon which such meeting is held. Notice of any such meeting may be given by mail, telegraph, telephone, telex, facsimile transmission, personal service or by personally advising the director orally. Notice of a meeting of the Board of Directors may be waived in writing before or after the meeting. Meetings may be held at any time without notice if all the directors are present. Notice of special meetings of the Board of Directors shall specify the purpose or purposes of the meeting. Neither the business to be transacted nor the purpose or purposes of any meeting of the Board of Directors need be specified in the notice of regular meetings or in the waiver of notice of any regular or special meeting of the Board of Directors.

(e) Notice of an adjourned meeting of the Board of Directors need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten days in any one adjournment.

Section 2.03	COMMITTEES OF THE BOARD OF DIRECTORS

(a) The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, may appoint from among its members an Executive Committee and one or more other committees, each of which shall have at least three members. To the extent provided in such resolution each such committee shall have and may exercise all the authority of the Board of Directors, except as expressly limited by the New Jersey Business Corporation Act.

(b) The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, may: (1) fill any vacancy in any such committee; (2) appoint one or more directors to serve as additional members of any such committee; (3) appoint one or more directors to serve as alternate members of any such committee, to act in the absence or disability of members of any such committee with all the powers of such absent or disabled members; (4) abolish any such committee at its pleasure; and (5) remove any director from membership on such committee at any time, with or without cause.

(c) The Executive Committee shall meet at such time or times, and at such place within or outside the State of New Jersey, as it shall designate or, in the absence of such designation, as shall be designated by the person or persons calling the meeting; and it shall make its own rules of procedure. Meetings may be held at any time without notice if all members of the Executive Committee are present, or if at any time before or after the meeting those not present waive notice of the meeting in writing. A majority of the members of the Executive Committee shall constitute a quorum thereof, but at any meeting of the Committee at which all the members are not present no action shall be taken except by the unanimous vote of those present.

(d) Meetings of any committee may be called by the chairman of the Board of Directors, the chief executive officer, the chairman of the committee, by any two members of the committee or as provided in the resolution appointing the committee. Notice of such meeting shall be given to each member of the committee by mail, telegraph, telephone, telex, facsimile transmission, personal service or by personally advising the member orally. Said notice shall state the time and place of any meeting of any such committee and shall be fixed by the person or persons calling the meeting.

(e) Actions taken at a meeting of any committee shall be reported to the Board of Directors at its next meeting following such committee meeting; except that, when the meeting of the Board of Directors is held within two days after the committee meeting, such report shall, if not made at the first meeting, be made to the Board of Directors at its second meeting following such committee meeting.

Section 2.04	PARTICIPATION IN MEETINGS BY MEANS OF CONFERENCE TELEPHONE OR SIMILAR INSTRUMENT

Where appropriate communication facilities are available, any or all directors may participate in all or any part of a meeting of the Board of Directors or in a meeting of any committee of the Board of Directors by means of a conference telephone or any means of communication by which the persons participating in the meeting are able to hear each other as though he was or they were present in person at such meeting. Such participation without protesting prior to the conclusion of such participation the lack of notice of such meeting shall constitute a waiver of notice by such participating director or directors with respect to business transacted during such participation.

Section 2.05	ACTION OF BOARD OF DIRECTORS AND COMMITTEES WITHOUT A MEETING

Any action required or permitted to be taken pursuant to authorization voted at a meeting of the Board of Directors or any committee of the Board of Directors may be taken without a meeting if, prior or subsequent to such action, all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing and such written consents are filed with the minutes of the proceedings of the Board of Directors or committee.

Section 2.06	DIVIDENDS

Subject to the provisions of the laws of the State of New Jersey and the Certificate of Incorporation, the Board of Directors shall have full power to determine whether any and, if any, what part of any funds of the corporation shall be declared in dividends and paid to shareholders; the division of the whole or any part of such funds of the corporation shall rest wholly within the lawful discretion of the Board of Directors, and it shall not be required at any time, against such discretion, to divide or pay any part of such funds among or to the shareholders as dividends or otherwise, and the Board of Directors may fix a sum which may be set aside or reserved over and above the capital paid in of the corporation as working capital for the corporation or as a reserve for any proper purpose, and from time to time may increase, diminish and vary the same in its absolute judgment and discretion.

Section 2.07	CONFLICT OF INTEREST

No contract or other transaction between the corporation and one or more of its directors, or between the corporation and any domestic or foreign corporation, firm or association of any type or kind in which one or more of its directors are directors or are otherwise interested, shall be void or voidable solely by reason of such common directorship or interest, or solely because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes or approves the contract or transaction, or solely because his or their votes are counted for such purpose, if any of the following is true: (1) the contract or other transaction is fair and reasonable as to the corporation at the time it is authorized, approved or ratified; or (2) the fact of the common directorship or interest is disclosed or known to the Board of Directors or committee and the Board of Directors or committee authorizes, approves, or ratifies the contract by unanimous written consent, provided at least one director so consenting is disinterested, or by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (3) the fact of the common directorship or interest is disclosed or known to the shareholders, and they authorize, approve or ratify the contract or transaction.

The Board of Directors, by the affirmative vote of a majority of directors in office and irrespective of any personal interest of any of them, shall have authority to establish reasonable compensation of directors for services to the corporation as directors, officers or otherwise.

ARTICLE III

OFFICERS

Section 3.01

(a) Corporate Officers.  Each year promptly after the annual meeting of the shareholders, the Board of Directors shall elect officers of the corporation, including a Chairman of the Board, a President, one or more Vice Presidents, with such designations, if any, as it may determine, a General Counsel, a Secretary, a Treasurer, and a Controller. From time to time, the Board or the Chief Executive Officer may appoint one or more Assistants to any of such officers, and such one or more Assistant Secretaries, Assistant Treasurers, and Assistant Controllers as may be deemed appropriate. Any two or more offices may be concurrently held by the same person at the same time. The Chairman of the Board shall be chosen from among the directors.

(b) Group Officers.  The Chief Executive Officer of the corporation may appoint such officers of any group of the corporation as he may deem proper, except that group senior vice presidents may be appointed only by the Board of Directors. A group officer shall not be an officer of the corporation, and shall serve as an officer only of the group to which he is appointed, but a person who holds a group office may also hold a corporate office or a division office, or both.

(c) Division Officers.  The Chief Executive Officer of the corporation may appoint such officers of any division of the corporation as he may deem proper, except that division chairmen and presidents may be appointed only by the Board of Directors. A division officer shall not be an officer of the corporation, and shall serve as an officer only of the division to which appointed, but a person who holds a division office may also hold a corporate office or a group office, or both.

Section 3.02

(a) Term and Removal of Officers of the Corporation.  The term of office of all officers shall be one year and until their respective successors are elected and qualify, but any officer may be removed from office, either with or without cause, at any time, by the affirmative vote of a majority of the members of the Board of Directors then in office; provided, however, that any officer appointed by the Chief Executive Officer may be removed from office by the Chief Executive Officer.

(b) Term and Removal of Group and Division Officers.  Group senior vice presidents and division chairmen and presidents shall serve at the pleasure of the Board of Directors. Group senior vice presidents and division chairmen and presidents may be removed from office, either with or without cause, at any time, by the Board of Directors. Other group and division officers shall serve at the pleasure of the Chief Executive Officer of the corporation. Any other group or division officer may be removed from office as a group or division officer, either with or without cause, at any time, by the Chief Executive Officer of the corporation.

Section 3.03	CHAIRMAN AND VICE CHAIRMAN

(a) Chairman of the Board.  The Chairman of the Board may execute bonds, mortgages, and bills of sale, assignments, conveyances, and all other contracts, except those required by law to be otherwise signed and executed, or except when the signing and execution thereof when permitted by law shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. The Chairman of the Board shall preside at all meetings of the Board of Directors. The Chairman of the Board shall perform such other duties as may be assigned to him by the Board of Directors.

(b) Vice Chairman.  The Vice Chairman shall advise and counsel with the Chairman of the Board, and with other officers of the corporation on any or all activities in which the corporation may engage, and shall perform such other duties as may be assigned to him by the Chairman of the Board or the Board of Directors.

Section 3.04	CHIEF EXECUTIVE OFFICER

The Chief Executive Officer may execute bonds, mortgages, and bills of sale, assignments, conveyances, and all other contracts, except those required by law to be otherwise signed and executed, or except when the signing and execution thereof when permitted by law shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. The Chief Executive Officer shall be responsible to the Board of Directors for planning and directing the business of the corporation and for initiating and directing those actions essential to its profitable growth and development and shall perform such other duties as may be assigned to him by the Board of Directors.

Section 3.05	CHIEF OPERATING OFFICER

The Chief Operating Officer may execute bonds, mortgages, and bills of sale, assignments, conveyances, and all other contracts, except those required by law to be otherwise signed and executed, or except when the signing and execution thereof when permitted by law shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. The Chief Operating Officer shall, subject to the authority and direction of the Chief Executive Officer, have general and active management of the operating affairs of the corporation and shall carry into effect the resolutions of the Board of Directors and the orders of the Chief Executive Officer with respect to the operating affairs of the corporation.

Section 3.06	PRESIDENT

The President may execute bonds, mortgages, and bills of sale, assignments, conveyances, and all other contracts, except those required by law to be otherwise signed and executed, or except when the signing and execution thereof when permitted by law shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. The President shall perform such other duties as may be delegated to him by the Board of Directors or the Chief Executive Officer.

Section 3.07	CHIEF ADMINISTRATIVE OFFICER

The Chief Administrative Officer shall be the chief administrative officer of the corporation and shall supervise and manage the administrative affairs of the corporation. He shall supervise and direct those officers and agents of the corporation who are engaged in the administrative affairs of the corporation. He shall perform such functions for the corporation as may be designated by the chief executive officer or the chief operating officer, and shall carry into effect the resolutions of the Board of Directors and the orders of the chief executive officer or the chief operating officer with respect to such functions.

Section 3.08	VICE PRESIDENTS

Each Vice President of the corporation may execute bonds, mortgages, bills of sale, assignments, conveyances, and all other contracts, except where required by law to be otherwise signed and executed. Each Vice President of the corporation shall perform such functions for the corporation as may be designated by the chief executive officer of the corporation, and shall carry into effect the resolutions of the Board of Directors and the orders of the chief executive officer of the corporation with respect to such functions.

Section 3.09	GENERAL COUNSEL

The General Counsel shall be the chief legal officer of the corporation and shall have overall responsibility for all legal affairs of the corporation. The General Counsel shall have management responsibility for the corporation’s legal department and its relationships with outside counsel. The General Counsel’s duties shall include providing legal advice to corporate and division officers, confirming compliance with applicable laws, overseeing litigation, reviewing significant agreements, participating in important negotiations, and selecting all outside counsel. He shall perform such other functions for the corporation as may be designated by the Board of Directors or the chief executive officer.

Section 3.10	ASSOCIATE GENERAL COUNSEL

The Associate General Counsel shall be the deputy chief legal officer who shares legal department management responsibilities with and reports to the general counsel and who acts for him under certain circumstances. The Associate General Counsel supervises all other attorneys in the department, including other managing attorneys. He shall perform such other functions for the corporation as may be designated by the Board of Directors, the chief executive officer or the general counsel.

Section 3.11	SECRETARY

The Secretary shall keep or cause to be kept the minutes of all meetings of the shareholders, of the Board of Directors, of the Executive Committee, and unless otherwise directed by the Board of Directors, the minutes of meetings of other committees of the Board of Directors. He shall attend to the giving or serving of all notices required to be given by law or by the By-laws or as directed by the Board of Directors or the chief executive officer of the corporation. He shall have custody of the seal of the corporation and shall have authority to affix or cause the same or a facsimile thereof to be affixed to any instrument requiring the seal and to attest the same. He shall perform such other functions for the corporation as may be designated by the Board of Directors or the chief executive officer of the corporation.

Section 3.12	TREASURER

The Treasurer shall be responsible for safeguarding the cash and securities of the corporation and shall keep or cause to be kept a full and accurate account of the receipts and disbursements of the corporation. He shall perform such other functions for the corporation as may be designated by the Board of Directors or the chief executive officer of the corporation.

Section 3.13	CONTROLLER

The Controller shall be the principal accounting officer of the corporation, shall have supervision over the accounting records of the corporation and shall be responsible for the preparation of financial statements. He shall perform such other functions for the corporation as may be designated by the Board of Directors or by the chief executive officer of the corporation.

Section 3.14	OTHER OFFICERS

The other officers of the corporation shall have such powers and duties as generally pertain to their respective offices as well as such powers and duties as from time to time may be designated by the Board of Directors or by the chief executive officer of the corporation.

Section 3.15	VOTING CORPORATION’S SECURITIES

Unless otherwise ordered by the Board of Directors, the chief executive officer or his or her delegate, or, in the event of his or her inability to act, such other officer as may be designated by the Board of Directors to act in the absence of the chief executive officer shall have full power and authority on behalf of the corporation to attend and to act and to vote, and to execute a proxy or proxies empowering others to attend and to act and to vote, at any meetings of security holders of the corporations in which the corporation may hold securities, and at such meetings the chief executive officer or such other officer of the corporation, or such proxy, shall possess and may exercise any and all rights and powers incident to the ownership of such securities, and which as the owner thereof the corporation might have possessed and exercised, if present. The Secretary or any Assistant Secretary may affix the corporate seal to any such proxy or proxies so executed by the chief executive officer or such other officer and attest the same. The Board of Directors by resolution from time to time may confer like powers upon any other person or persons.

ARTICLE IV

INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

(a) Subject to the provisions of this Article V, the corporation shall indemnify the following persons to the fullest extent permitted and in the manner provided by and the circumstances described in the laws of the State of New Jersey, including Section 14A:3-5 of the New Jersey Business Corporation Act and any amendments thereof or supplements thereto: (i) any person who is or was a director, officer, employee or agent of the corporation; (ii) any person who is or was a director, officer, employee or agent of any constituent corporation absorbed by the corporation in a consolidation or merger, but only to the extent that (a) the constituent corporation was obligated to indemnify such person at the effective date of the merger or consolidation or (b) the claim or potential claim of such person for indemnification was disclosed to the corporation and the operative merger or consolidation documents contain an express agreement by the corporation to pay the same; (iii) any person who is or was serving at the request of the corporation as a director, officer, trustee, fiduciary, employee or agent of any other domestic or foreign corporation, or any partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, whether or not for profit; and (iv) the legal representative of any of the foregoing persons (collectively, a “Corporate Agent”).

(b) Anything herein to the contrary notwithstanding, the corporation shall not be obligated under this Article V to provide indemnification (i) to any bank, trust company, insurance company, partnership or other entity, or any director, officer, employee or agent thereof or (ii) to any other person who is not a director, officer or employee of the corporation, in respect of any service by such person or entity, whether at the request of the corporation or by agreement therewith, as investment advisor, actuary, custodian, trustee, fiduciary or consultant to any employee benefit plan.

(c) To the extent that any right of indemnification granted hereunder requires any determination that a Corporate Agent shall have been successful on the merits or otherwise in any Proceeding (as hereinafter defined) or in defense of any claim, issue or matter therein, the Corporate Agent shall be deemed to have been “successful” if, without any settlement having been made by the Corporate Agent, (i) such Proceeding shall have been dismissed or otherwise terminated or abandoned without any judgment or order having been entered against the Corporate Agent, (ii) such claim, issue or other matter therein shall have been dismissed or otherwise eliminated or abandoned as against the Corporate Agent, or (iii) with respect to any threatened Proceeding, the Proceeding shall have been abandoned or there shall have been a failure for any reason to institute the Proceeding within a reasonable time after the same shall have been threatened or after any inquiry or investigation that could have led to any such Proceeding shall have been commenced. The Board of Directors or any authorized committee thereof shall have the right to determine what constitutes a “reasonable time” or an “abandonment” for purposes of this paragraph (c), and any such determination shall be conclusive and final.

(d) To the extent that any right of indemnification granted hereunder shall require any determination that the Corporate Agent has been involved in a Proceeding by reason of his or her being or having been a Corporate Agent, the Corporate Agent shall be deemed to have been so involved if the Proceeding involves action allegedly taken by the Corporate Agent for the benefit of the corporation or in the performance of his or her duties or the course of his or her employment for the corporation.

(e) If a Corporate Agent shall be a party defendant in a Proceeding, other than a Proceeding by or in the right of the corporation, and the Board of Directors or a duly authorized committee of disinterested directors shall determine that it is in the best interests of the corporation for the corporation to assume the defense of any such Proceeding, the Board of Directors or such committee may authorize and direct that the corporation assume the defense of the Proceeding and pay all expenses in connection therewith without requiring such Corporate Agent to undertake to pay or repay any part thereof. Such assumption shall not affect the right of any such Corporate Agent to employ his or her own counsel or to recover indemnification under this By-law to the extent that he may be entitled thereto.

(f) As used herein, the term “Proceeding” shall mean and include any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding.

(g) The right to indemnification granted under this Article V shall not be exclusive of any other rights to which any Corporate Agent seeking indemnification hereunder may be entitled.

ARTICLE V

CERTIFICATES OF STOCK

Section 5.01	TRANSFER OF SHARES

Stock of the corporation shall be transferable in accordance with the provisions of Chapter 8 of the Uniform Commercial Code as adopted in New Jersey (N.J.S. 12A:8-101, et seq.) as amended from time to time, except as otherwise provided in the New Jersey Business Corporation Act.

Section 5.02	TRANSFER AGENT AND REGISTRAR

The Board of Directors may appoint one or more transfer agents and one or more registrars of transfers and may require all stock certificates to bear the signatures of such transfer agent and registrar, one of which signatures may be a facsimile.

Section 5.03	FIXING RECORD DATE

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or allotment of any right, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be more than 60 nor less than ten days before the date of such meeting, nor more than 60 days prior to any other action.

Section 5.04	LOST, STOLEN OR DESTROYED CERTIFICATES

(a) Where a certificate for shares has been lost, apparently destroyed, or wrongfully taken and the owner thereof fails to so notify the corporation or the transfer agent of that fact within a reasonable time after he has notice of it and the transfer agent or the corporation registers a transfer of the shares before receiving such a notification, the owner shall be precluded from asserting against the corporation any claim for registering the transfer of such shares or any claim to a new certificate.

(b) Subject to the foregoing, where the owner of shares claims that the certificate representing shares has been lost, destroyed or wrongfully taken, the corporation shall issue a new certificate in place of the original certificate if the owner thereof requests the issue of a new certificate before the corporation has notice that the certificate has been acquired by a bona fide purchaser, makes proof in affidavit form, satisfactory to the Secretary or Assistant

Secretary of the corporation and to its transfer agent, of his or her ownership of the shares represented by the certificate and that the certificate has been lost, destroyed or wrongfully taken; files an indemnity bond for an open or unspecified amount or if authorized in a specific case by the corporation, for such fixed amount as the chief executive officer, or a Vice President, or the Secretary of the corporation may specify, in such form and with such surety as may be approved by the transfer agent and the Secretary or Assistant Secretary of the corporation, indemnifying the corporation and the transfer agent and registrar of the corporation against all loss, cost and damage which may arise from issuance of a new certificate in place of the original certificate; and satisfies any other reasonable requirements imposed by the corporation or transfer agent. In case of the surrender of the original certificate, in lieu of which a new certificate has been issued, or the surrender of such new certificate, for cancellation, the bond of indemnity given as a condition of the issuance of such new certificate may be surrendered.

ARTICLE VI

MISCELLANEOUS

Section 6.01	FISCAL YEAR

The fiscal year of the corporation shall begin on the first day of January in each year and shall end on the 31st day of December next following, unless otherwise determined by the Board of Directors.

Section 6.02	CORPORATE SEAL

The corporate seal of the corporation shall have inscribed thereon the name of the corporation, the year 1956 and the words “Corporate Seal, New Jersey.”

Section 6.03	DELEGATION OF AUTHORITY

Any provision of these By-laws granting authority to the Board of Directors shall not be construed as indicating that such authority may not be delegated by the Board of Directors to a committee to the extent authorized by the New Jersey Business Corporation Act and these By-laws.

Section 6.04	NOTICES

In computing the period of time for the giving of any notice required or permitted for any purpose, the day on which the notice is given shall be excluded and the day on which the matter noticed is to occur shall be included. If notice is given by mail, telegraph, telex or facsimile transmission, the notice shall be deemed to be given when deposited in the mail, delivered to the telegraph or telex office or transmitted via facsimile transmitter, addressed to the person to whom it is directed at his or her last address as it appears on the records of the corporation, with postage or charges prepaid thereon; provided, however, that notice must be given by telegraph, telephone, telex, facsimile transmission, personal service or by personally advising the person orally when, as authorized in these By-laws, less than three days’ notice is given. Notice to a shareholder shall be addressed to the address of such shareholder as it appears on the stock transfer records of the corporation.

ARTICLE VII

AMENDMENTS

Subject to the rights, if any, of the holders of any series of Preference Stock then outstanding, the By-laws of the corporation shall be subject to alteration, amendment or repeal, and new By-laws not inconsistent with any provisions of the Certificate of Incorporation and not inconsistent with the laws of the State of New Jersey may be made, either by the affirmative vote of a majority of the votes cast at any annual or special meeting of shareholders by the holders of shares entitled to vote thereon, or, except with respect to By-laws adopted by the shareholders of the corporation which by their terms may not be altered, amended or repealed by the Board of Directors, by the affirmative vote of a majority of the whole Board of Directors at any regular or special meeting of the Board of Directors.

ARTICLE VIII

NATIONAL EMERGENCY

For the purpose of this Article IX a national emergency is hereby defined as any period following an enemy attack on the continental United States of America or any nuclear or atomic disaster as a result of which and during the period that communication or the means of travel among states in which the corporation’s plants or offices are disrupted or made uncertain or unsafe. Persons not directors of the corporation may conclusively rely upon a determination by the Board of Directors of the corporation, at a meeting held or purporting to be held pursuant to this Article VIII that a national emergency as hereinabove defined exists regardless of the correctness of such determination. During the existence of a national emergency under the foregoing provisions of this Article IX the following provisions shall become operative but no other provisions of these By-laws shall become inoperative in such event unless directly in conflict with this Article IX or action taken pursuant hereto:

(a) When it is determined in good faith by any director that a national emergency exists, special meetings of the Board of Directors may be called by such director and at any such special meeting two directors shall constitute a quorum for the transaction of business including without limiting the generality hereof the filling of vacancies among directors and officers of the corporation and the election of additional officers. The act of a majority of the directors present thereat shall be the act of the Board of Directors. If at any such special meeting of the Board of Directors there shall be only one director present such director present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given of any such adjournment. The director calling any such special meeting shall make a reasonable effort to notify all other directors of the time and place of such special meeting, and such effort shall be deemed to constitute the giving of reasonable notice of such special meeting and every director shall be deemed to have waived any requirement, of law or otherwise, that any other notice of such special meeting be given. The directors present at any such special meeting shall make reasonable effort to notify all absent directors of any action taken thereat, but failure to give such notice shall not affect the validity of the action taken at any such meeting. Any action taken at any such special meeting may be conclusively relied upon by all directors, officers, employees, and agents of, and all persons dealing with, the corporation.

(b) The Board of Directors shall have the power to alter, amend, or repeal any Articles of these By-laws by the affirmative vote of at least two-thirds of the directors present at any special meeting attended by two or more directors and held in the manner prescribed in paragraph (a) of this Article, if it is determined in good faith by said two-thirds that such alteration, amendment or repeal would be conducive to the proper direction of the corporation’s affairs.

Annex G

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

Commission file number: 1-4033

VULCAN MATERIALS COMPANY
(Exact name of registrant as specified in its charter)

New Jersey	63-0366371
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 Urban Center Drive, Birmingham, Alabama 35242
(Address, including zip code, of registrant’s principal executive offices)

(205) 298-3000
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Stock, $1 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐     No ☑

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by referenced in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐     No ☑

Aggregate market value of voting stock held by non-affiliates as of June 30, 2006:	$7,468,430,143
Number of shares of common stock, $1.00 par value, outstanding as of February 16, 2007:	95,011,123

DOCUMENTS INCORPORATED BY REFERENCE

(1)	Portions of the registrant’s 2006 Annual Report to Shareholders are incorporated by reference into Parts I, II and IV of this Annual Report on Form 10-K.

(2)	Portions of the registrant’s annual proxy statement for the annual meeting of its shareholders to be held on May 11, 2007, are incorporated by reference into Part III of this Annual Report on Form 10-K.

VULCAN MATERIALS COMPANY

Annual Report on Form 10-K
Fiscal Year Ended December 31, 2006

PART I

Item 1.	Business

Vulcan Materials Company, a New Jersey corporation incorporated in 1956 (“the Company,” “Vulcan,” “we” or “our”), is the nation’s largest producer of construction aggregates and a major producer of asphalt mix and concrete.

Our business consists of the production, distribution and sale of construction aggregates and other construction materials and related services. Construction aggregates include crushed stone, sand and gravel, rock asphalt and recrushed asphalt and concrete. Aggregates are employed in virtually all types of construction, including highway construction and maintenance, and in the production of asphaltic and portland cement concrete mixes. Aggregates also are widely used as railroad track ballast. Construction aggregates constituted approximately 70% of the dollar volume of our 2006 net sales, as compared to 72% in 2005 and 73% in 2004. The remaining sales in our business result primarily from other products and services including asphalt mix and related products, concrete, trucking services, and water transportation services.

Each type of aggregate is sold in competition with producers of other types of aggregates, as well as the same type of aggregate. Because of the relatively high transportation costs inherent in the business, competition generally is limited to areas in proximity to production facilities. Noteworthy exceptions are areas where there are no economically viable deposits of aggregates. These areas include sections of the Mississippi, Tennessee-Tombigbee and James River systems, and the Gulf Coast and South Atlantic Coast, which are served from remote quarries by barge, oceangoing vessels or railroad. During 2006, we served markets in 21 states, the District of Columbia and Mexico with a full line of aggregates, and 5 additional states with railroad ballast. Shipments of all construction aggregates totaled approximately 255 million tons in 2006.

In 2006, we spent approximately $20.5 million on acquisitions. These acquisitions included an aggregates production facility and asphalt mix plant in Indiana, an aggregates production facility in North Carolina, and an aggregates production facility in Virginia.

At the end of 2006, we operated 221 aggregates production facilities, including recrushed asphalt and concrete plants, located in 17 states and Mexico. These aggregates facilities included 166 crushed stone plants, 37 sand and gravel plants and 18 plants producing other aggregates (principally recycled concrete). Reserves largely determine the ongoing viability of an aggregates business. For a discussion of our estimated proven and probable aggregates reserves as of the end of 2006, see Item 2 “Properties” on page 7. We believe that our reserves of aggregates, the key raw material of our business, are sufficient for predicted production levels for the foreseeable future. We do not anticipate any material difficulties in the availability of raw materials in the near future.

In addition to our aggregates production facilities, we operated 66 truck, rail and water distribution yards, located in select market areas, for the sale of aggregates products. Our other facilities included 46 asphalt mix plants; 22 concrete plants; and another 17 operations related to service and repair, landfill and transportation operations.

The key end-use customers for our aggregates products include heavy construction and paving contractors; commercial building contractors; concrete products manufacturers; residential building contractors; state, county and municipal governments; railroads; and electric utilities. We serve our customers by truck, rail and water distribution networks.

Zoning and permitting regulations have made it increasingly difficult for the construction aggregates industry to expand existing quarries or to develop new quarries in some markets. Although we cannot predict what governmental policies will be adopted in the future that affect the construction materials industry, we believe that future zoning and permitting costs will not have a materially adverse effect on our business. However, future land use restrictions in some markets could make zoning and permitting more difficult. Any such restrictions, while potentially curtailing expansion in certain areas, could also enhance the value of our reserves at existing locations.

We strive to maintain a sufficient level of aggregates inventory to meet delivery requirements of our customers. We generally provide our customers with 30-day payment terms, similar to those customary for the construction aggregates industry.

Agreement to Acquire Florida Rock Industries, Inc.

On February 19, 2007, we signed a definitive agreement to acquire 100% of the stock of Florida Rock Industries, Inc. (Florida Rock), a leading producer of construction aggregates, cement, concrete and concrete products in the Southeast and Mid-Atlantic states, in exchange for cash and stock valued at approximately $4.6 billion based on the February 16, 2007 closing price of Vulcan common stock. Under the terms of the agreement, Vulcan shareholders will receive one share of common stock in a new holding company (whose subsidiaries will be Vulcan and Florida Rock) for each Vulcan share. Florida Rock shareholders can elect to receive either 0.63 shares of the new holding company or $67.00 in cash for each Florida Rock share, subject to proration to ensure that in the aggregate 70% of Florida Rock shares will be converted into cash and 30% of Florida Rock shares will be converted into stock. We intend to finance the transaction with approximately $3.2 billion in debt and approximately $1.4 billion in stock based on the February 16, 2007 closing price of Vulcan common stock. We have received a firm commitment from Goldman, Sachs & Co. to provide bridge financing for the transaction. The transaction is intended to be non-taxable for Vulcan shareholders and non-taxable for Florida Rock shareholders to the extent they receive stock. The acquisition has been unanimously approved by the Boards of Directors of each company and is subject to approval by a majority of Florida Rock shareholders, regulatory approvals and customary closing conditions. The transaction is expected to close in the third calendar quarter of 2007.

Divestiture of Chemicals Business

On June 7, 2005, we sold our Chemicals business, known as Vulcan Chemicals, to Basic Chemicals, a subsidiary of Occidental Chemical Corporation. The sale of assets included our chloralkali facilities in Wichita, Kansas; Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar.

Financial Results

Net sales, total revenues, earnings from continuing operations, earnings from continuing operations per common share, total assets, long-term obligations and cash dividends declared per common share for the five years ended December 31, 2006, are reported under Item 6, “Selected Financial Data.”

Competition and Customers

All of our products are marketed under highly competitive conditions, including competition in price, service and product performance. In most of the markets we serve, there are a substantial number of competitors.

We are the largest construction aggregates producer in the United States. We estimate that the 10 largest aggregates producers in the nation supply approximately one-third of the total national market, resulting in highly fragmented markets in some areas. Therefore, depending on the market, we may compete with a number of large regional and small local producers. Since construction aggregates are expensive to transport relative to their value, an important competitive factor in the construction aggregates business is the transportation cost necessary to deliver product to the location where it is used. We focus on serving metropolitan areas that demographers expect will experience the largest absolute growth in population in the future. We have facilities located on waterways and rail lines which substantially increase our geographic market reach through the availability of rail and water transportation. We sell a relatively small amount of construction aggregates outside of the United States. Non-domestic net sales were $20,595,000 in 2006, $13,490,000 in 2005, and $7,580,000 in 2004. Long-lived assets outside the United States are reported in Note 15 to the Consolidated Financial Statements on page 68 of our 2006 Annual Report to Shareholders and is hereby incorporated by reference.

No material part of our business is dependent upon one or a few customers, the loss of which would have a material adverse effect on our business. In 2006, our top five customers accounted for less than 10% of our total sales, and no single customer accounted for more than 3% of our total sales. Our products are sold principally to private industry. Although historically over 40% of our sales have gone into public works projects, such as highways, airports and government buildings, relatively insignificant sales are made directly to federal, state, county or municipal governments/agencies. Therefore, although reductions in state and federal funding of public works projects can curtail construction spending, our business is not subject to renegotiation of profits or termination of contracts as a result of state or federal government elections.

Research and Development Costs

We conduct research and development and technical service activities at our facility in Birmingham, Alabama. In general, our research and development efforts are directed toward new and more efficient uses of our products. We spent approximately $1,704,000 in 2006, $1,554,000 in 2005, and $1,341,000 in 2004 on research and development activities.

Environmental Costs and Governmental Regulation

Our operations are subject to federal, state and local laws and regulations relating to the environment and to health and safety, including noise, water discharge, air quality, dust control, zoning and permitting. We estimate that capital expenditures for environmental control facilities in 2007 and 2008 will be approximately $16,559,000 and $7,949,000, respectively.

Vulcan is frequently required by state or local regulations or contractual obligations to reclaim its former mining sites. These reclamation liabilities are recorded in our financial statements as a liability at the time the obligation arises. The fair value of such obligations is capitalized and depreciated over the estimated useful life of the owned or leased site. The liability is accreted through charges to operating expenses. To determine the fair value, we estimate the cost of a third party performing the reclamation, adjusted for inflation and risk. All reclamation obligations are reviewed at least annually. See Notes 1 and 17 to the Consolidated Financial Statements on pages 49 and 69, respectively, of the 2006 Annual Report to Shareholders. Reclaimed quarries often have potential for use in commercial or residential development or as reservoirs or landfills. However, no projected cash flows from these anticipated uses have been factored in to offset or reduce the estimated reclamation liability.

Patents and Trademarks

As of February 26, 2007, we do not own or have a license or other rights under any patents that are material to our business.

Other Information Regarding Vulcan

Our principal sources of energy are electricity, natural gas and diesel fuel. We do not anticipate any difficulty in obtaining sources of energy required for our operations.

In 2006, we employed an average of 7,983 people.

Our financial results for any individual quarter are not necessarily indicative of results to be expected for the year, due primarily to the effect that seasonal changes and other weather-related conditions can have on the production and sales volume of our products. Normally, the highest sales and earnings are attained in the third quarter and the lowest are realized in the first quarter. Our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending. These cyclical swings are further affected by fluctuations in interest rates and demographic and population fluctuations.

We do not consider our backlog of orders to be material to, or a significant factor in, evaluating and understanding our business.

Investor Information

We make available on our website, www.vulcanmaterials.com, free of charge, copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed with or furnished to, the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(a) or 15(d) of the

Securities Exchange Act of 1934 as well as all Forms 3, 4 and 5 filed with the SEC by our executive officers and directors, as soon as the filings are made publicly available by the SEC on its EDGAR database (http://www.sec.gov). In addition to accessing copies of our reports online, you may request a copy of our Annual Report on Form 10-K, including financial statements, by writing to William F. Denson, III, Secretary, Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242.

We have a Business Conduct Policy applicable to all employees. Additionally, we have adopted a Code of Ethics for the CEO and Senior Financial Officers. Copies of the Business Conduct Policy and the Code of Ethics are available on our website under the heading “Corporate Governance.” If we make any amendment to, or waiver of, any provision of the Code of Ethics, we will disclose such information on our website as well as through filings with the SEC. Our Board of Directors has also adopted Corporate Governance Guidelines and charters for our Audit Committee, Compensation Committee, and Governance Committee that are designed to meet all applicable SEC and New York Stock Exchange regulatory requirements. Each of these documents is available on our website under the heading, “Corporate Governance,” or you may request a copy of any of these documents by writing to William F. Denson, III, Secretary, Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242.

Item 1A.	Risk Factors

An investment in our common stock or debt securities involves risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from our historical results or the results contemplated by any forward-looking statements contained in this Form 10-K or that we make in other filings with the SEC under the Securities Act of 1933, the Securities and Exchange Act of 1934 or in other public statements. You should consider the following factors carefully, in addition to the other information contained in this Form 10-K, before deciding to purchase, sell or hold our securities:

A decline in public sector construction work and reductions in governmental funding could adversely affect our operations and results.  In 2006, approximately 44% of our sales of construction aggregates were made to contractors on public work projects. If, as a result of a loss of funding or a significant reduction in state or federal budgets, spending on public sector projects were to be reduced significantly, our earnings and cash flows could be negatively affected.

Weather can materially affect our quarterly results.  Almost all of our products are used in the public or private construction industry, and our production and distribution facilities are located outdoors. Inclement weather affects both our ability to produce and distribute our products and affects our customers’ short-term demand since their work also can be hampered by weather. Therefore, our results can be negatively affected by inclement weather.

Within our local markets, we operate in a highly competitive industry.  The construction aggregates industry is highly fragmented with a large number of independent local producers in a number of our markets. However, in most markets, we also compete against large private and public companies. This results in intense competition in a number of markets in which we operate. Significant competition could lead to lower prices, lower sales volumes and higher costs in some markets, negatively affecting our earnings and cash flows.

Our long-term success is dependent upon securing and permitting aggregates reserves in strategically located areas.  Construction aggregates are bulky and heavy and, therefore, difficult to transport efficiently. Because of the nature of the products, the freight costs can quickly surpass the production costs. Therefore, except for geographic regions that do not possess commercially viable deposits of aggregates and are served by rail, barge or ship, the markets for our products tend to be very localized around our quarry sites. New quarry sites often take a number of years to develop, so our strategic planning and new site development efforts must stay ahead of actual growth. Additionally, in a number of urban and suburban areas in which we operate, it is increasingly difficult to permit new sites or expand existing sites due to community resistance. Therefore, our future success is dependent, in part, on our ability to accurately forecast future areas of high growth to locate facility sites and on our ability to secure operating and environmental permits to operate at those sites.

We use large amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources that are subject to potential supply constraints and significant price fluctuation.  In our production and distribution processes, we consume significant amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources. The availability and pricing of these resources are subject to market forces that are beyond our control. Our suppliers contract separately for the purchase of such resources and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors interrupting their availability. Variability in the supply and prices of these resources could materially affect our operating results from period to period and rising costs could erode our profitability.

We use estimates in accounting for a number of significant items. Changes in our estimates could affect our future financial results.  As discussed more fully in “Critical Accounting Policies” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” on pages 32 through 36 of our 2006 Annual Report to Shareholders, we use significant judgment in accounting for our ECU (electrochemical unit) earn-out; impairment of long-lived assets excluding goodwill; reclamation costs; pension and other postretirement benefits; environmental compliance; claims and litigation including self-insurance; and income taxes. Although we believe we have sufficient experience and procedures to enable us to make appropriate assumptions and formulate reasonable estimates, these assumptions and estimates could change significantly in the future and could result in a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We are involved in a number of legal proceedings. We cannot predict the outcome of litigation and other contingencies with certainty.  We are involved in several class action and complex litigation proceedings, some arising from our previous ownership and operation of our Chemicals business. Although we divested our Chemicals business in June 2005, we retained certain liabilities related to the business. As required by generally accepted accounting principles, we establish reserves when a loss is determined to be probable and the amount can be reasonably estimated. Our assessment of probability and loss estimates are based on the facts and circumstances known to us at a particular point in time. Subsequent developments in legal proceedings may affect our assessment and estimates of a loss contingency. Furthermore, unfavorable results in one or more of these actions could result in an adverse effect on our consolidated financial position, results of operations, or cash flows. For a description of our current legal proceedings see Item 3, “Legal Proceedings” on pages 10 through 11 of this Form 10-K and Note 12, “Other Commitments and Contingencies,” on pages 65 through 67 to the Consolidated Financial Statements.

The costs of providing pension and healthcare benefits to our employees have risen in recent years. Continuing increases in such costs could negatively affect our earnings.  The costs of providing pension and healthcare benefits to our employees have increased substantially over the past several years. We have instituted measures to help slow the rate of increase. However, if these costs continue to rise, this could have an adverse effect on our consolidated financial position, results of operations, or cash flows.

Our industry is capital intensive, resulting in significant fixed and semi-fixed costs. Therefore, our earnings are highly sensitive to changes in volume.  Due to the high levels of fixed capital required for the extraction and production of construction aggregates, profitability as measured in absolute dollars and as a percentage of net sales (“margins”) can be greatly impacted due to changes in volume.

Our products generally must be transported by rail, truck, barge or ship, usually by third party providers. Significant delays or increased costs affecting these transportation methods could materially affect our operations and earnings.  Our products are distributed either by truck to local markets or by rail, barge or oceangoing vessel to remote markets. Costs of transporting our products could be negatively affected by factors outside of our control, including rail service interruptions or rate increases, tariffs, rising fuel costs and capacity constraints. Additionally, inclement weather, including hurricanes, tornadoes and other weather events, can negatively impact our distribution network.

We have acquired, and expect to continue to acquire, other businesses. Failure to manage and successfully integrate them could adversely affect our business.  We continually evaluate opportunities for growth through strategic acquisitions. We believe that there are risks related to acquiring businesses including overpaying for acquisitions, losing key employees of the acquired business, unanticipated costs associated with the acquisitions, diversion of management time and resources, increased legal and compliance costs and unanticipated liabilities of an acquired company. Failure to manage and successfully integrate acquisitions could have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Our future success depends greatly upon attracting and retaining qualified personnel, particularly in sales and operations.  A significant factor in our future profitability is our ability to attract, develop and retain qualified personnel. Our success in attracting qualified personnel, particularly in the areas of sales and operations, is affected by changing demographics of the available pool of workers with the training and skills necessary to fill the available positions, the impact on the labor supply due to general economic conditions, and our ability to offer competitive compensation and benefit packages.

Item 1B.	Unresolved Staff Comments

None.

Item 2.	Properties

We have 202 locations in the United States and 1 in Mexico at which we engage in the extraction of stone, sand and gravel. The following map shows the locations of our aggregates production facilities.

Our current estimate of approximately 11.4 billion tons of zoned and permitted aggregates reserves reflects an increase of 371 million tons from the estimate at the end of 2005. We believe that the quantities of zoned and permitted reserves at our aggregates facilities are sufficient to result in an average life of approximately 44 years at present operating levels. In calculating the average life of 44 years, we assumed an annual aggregates production rate of 258 million tons. See Note 1 to the following table for a description of our method employed for estimating the life of reserves. This table presents, by regional division, the estimated aggregates reserve life and the percentage of aggregates reserves by rock type.

	Estimated	Percentage of Aggregates Reserves by Rock Type
	Years of Life(1)	Limestone	Granite	Sand & Gravel	Other(2)

By Regional Division:
Mideast	57	18.1%	33.5%	1.1%	47.3%
Midsouth	62	98.8%	—	1.2%	—
Midwest	42	97.8%	—	2.2%	—
Southeast	45	7.5%	92.5%	—	—
Southern and Gulf Coast	39	99.7%	—	0.3%	—
Southwest	43	92.5%	—	1.2%	6.3%
Western	18	—	8.0%	79.0%	13.0%
Total	44	53.4%	26.7%	5.6%	14.3%

(1)	Estimated years of life of aggregates reserves are based on the average annual rate of production of each regional division for the most recent three-year period, except that if reserves are acquired or if production has been reactivated during that period, the estimated years of life are based on the annual rate of production from the date of such acquisition or reactivation. Revisions may be necessitated by such occurrences as changes in zoning laws governing facility properties, changes in aggregates specifications required by major customers and passage of government regulations applicable to aggregates operations. Estimates also are revised when and if additional geological evidence indicates that a revision is necessary. For 2006, the total three-year average annual rate of production was 258 million tons based on annual rates of production as follows: 2006 — 263 million tons, 2005 — 265 million tons, and 2004 — 247 million tons.

(2)	Other: amphibolite, argillite, basalt, diabase, diorite, gabbro, gneiss, latite, quartzite, rock asphalt, and traprock.

The foregoing estimates of reserves are of recoverable stone, sand and gravel of suitable quality for economic extraction, based on drilling and studies by our geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of overburden and stone excavation.

Of the 203 permanent reserve-supplied aggregates production facilities which we operate, 72 (representing 46% of total reserves) are located on owned land, 39 (representing 21% of total reserves) are on land owned in part and leased in part, and 92 (representing 33% of total reserves) are on leased land. While some of our leases run until reserves at the leased sites are exhausted, generally our leases have definite expiration dates, which range from 2007 to 2159. Most of our leases have options to extend them well beyond their current terms by renewals at our discretion.

Due to transportation costs, the market areas for most aggregates facilities in the construction aggregates industry are limited, often consisting of a single metropolitan area or one or more counties or portions thereof when transportation is by truck only. The following table provides specific information regarding our 10 largest active aggregates facilities determined on the basis of the quantity of aggregates reserves. None of the listed aggregates facilities contributes more than 5% to our net sales.

			Estimated
			Years of Life		Lease
		Average	At Average		Expiration
Name of Quarry		Annual	Rate of	Nature of	Date, if		Distribution
(nearest major metropolitan area)	Product	Production Rate	Production(1)	Interest	Applicable		Method
		(millions of tons)

Sactun (Cancun), Mexico	Limestone	8.1	85.1	Owned	—		oceangoingvessels, truck
Hanover (Harrisburg), Pennsylvania	Limestone	4.1	Over 100	Owned	—		truck, rail
McCook (Chicago), Illinois	Limestone	7.6	65.4	Owned	—		truck
Grayson (Atlanta), Georgia	Granite	1.9	Over 100	Owned	—		truck
Rockingham (Charlotte), North Carolina	Granite	4.8	55.0	28% Leased 72% Owned		(2)	truck, rail
Gray Court (Greenville), South Carolina	Granite	1.2	Over 100	Owned	—		truck
Gold Hill (Charlotte), North Carolina	Argillite	1.3	Over 100	34% Leased 66% Owned		(3)	truck
Geronimo (San Antonio), Texas	Limestone	0.5	Over 100	Leased		(4)	truck
Grand Rivers (Paducah), Kentucky	Limestone	7.6	26.4	Leased		(5)	truck, rail, barge
Jack (Richmond), Virginia	Granite	2.5	69.0	87% Leased 13% Owned		(6)	truck, rail, barge

(1)	Estimated years of life of aggregates reserves are based on the average annual rate of production of the facility for the most recent three-year period, except that if reserves are acquired or if production has been reactivated during that period, the estimated years of life are based on the annual rate of production from the date of such acquisition or reactivation. Revisions may be necessitated by such occurrences as changes in zoning laws governing facility properties, changes in aggregates specifications required by major customers and passage of government regulations applicable to aggregates operations. Estimates also are revised when and if additional geological evidence indicates that a revision is necessary.

(2)	Leases expire as follows: 82% in 2025 and 18% in 2027.

(3)	Leases expire as follows: 74% in 2058 and 26% in 2044.

(4)	Lease renewable by us through 2044.

(5)	Lease does not expire until reserves are exhausted. The surface rights are owned by us.

(6)	Lease renewable by us through 2159.

Other Properties

Our headquarters are located in an office complex in Birmingham, Alabama. The office space is leased through December 31, 2013, with a five-year renewal period, and consists of approximately 184,125 square feet. The annual rental costs for the current term and the five-year renewal period are $3.2 million and $3.4 million, respectively.

Item 3.	Legal Proceedings

We are subject to occasional governmental proceedings and orders pertaining to occupational safety and health or to protection of the environment, such as proceedings or orders relating to noise abatement, air emissions or water discharges. As part of our continuing program of stewardship in safety, health and environmental matters, we have been able to resolve such proceedings and to comply with such orders without any material adverse effects on our business.

We are a defendant in various lawsuits in the ordinary course of business. It is not possible to determine with precision the outcome of, or the amount of liability, if any, under these lawsuits, especially where the cases involve possible jury trials with as yet undetermined jury panels. In our opinion, the disposition of these lawsuits will not adversely affect our consolidated financial position, results of operations or cash flows to a material extent. In addition to those lawsuits in which we are involved in the ordinary course of business, certain other legal proceedings are more specifically described below. Although the ultimate outcome is uncertain, it is our opinion that the disposition of these described lawsuits will not adversely affect our consolidated financial position, results of operations or cash flows to a material extent.

In November 1998, we were named one of several defendants in a claim filed by the city of Modesto in state court in San Francisco, California. The plaintiff sought to recover costs to investigate and clean up low levels of soil and groundwater contamination in Modesto, including a small number of municipal water wells, from a dry cleaning compound, perchloroethylene. This product was produced by several manufacturers, including our former Chemicals business, which was sold in June 2005. The defendants included other chemical and equipment manufacturers, distributors and dry cleaners. The trial of this case began during the first quarter of 2006. On June 9, 2006, the jury returned a joint and several verdict against six defendants, including Vulcan, for compensatory damages of $3.1 million, constituting the costs to filter two wells and pay for certain past investigation costs. On June 13, 2006, the jury returned separate punitive damages awards against three defendants, including $100 million against Vulcan. On August 1, 2006, the trial judge entered an order reducing the punitive damage verdict against Vulcan to $7.25 million and upholding the jury’s findings on compensatory damages. Although the compensatory damages verdict was upheld by the court, we believe our share of the compensatory damages after setoffs from other settlements will not be material to our consolidated financial statements. Accordingly, we have not accrued any amounts related to the compensatory damages verdict. We believe that the punitive damage verdict is contrary to the evidence presented at trial, and we are continuing to review potential legal remedies. While it is not possible to predict with certainty the ultimate outcome of this litigation, pursuant to SFAS No. 5, “Accounting for Contingencies,” we have recorded a contingent liability related to the punitive damages claim of $7.25 million as of December 31, 2006.

As part of the first trial, the court on February 14, 2007, entered a Final Statement of Decision ruling in favor of the city of Modesto and against Vulcan and other defendants on certain claims not submitted to the jury relating to the California Polanco Act. The judge awarded additional joint and several damages of $438,000 against Vulcan and the other five defendants. In addition, the city of Modesto will be allowed to seek attorney fees against these six defendants, and Vulcan could also be required to pay a portion of future remediation costs at one of the four sites at issue in the trial. As of December 31, 2006, we have recorded a contingent liability related to this ruling in the amount of $100,000, representing a best estimate of our potential share of the $438,000 awarded. At this time, we cannot determine the likelihood or reasonably estimate the range of potential attorney fees or future remediation costs that Vulcan may have to pay.

In this same lawsuit, the plaintiff seeks a second trial for soil and groundwater contamination at other locations in Modesto that were not part of the first trial, and the timing of the second trial has not been set by the court. No municipal water wells are part of the second trial. At this time, we cannot determine the likelihood or reasonably estimate a range of loss resulting from the remaining phases of the trial.

We have been named as a defendant in multiple lawsuits filed in 2001 in state court and federal district court in Louisiana. The lawsuits claim damages for various personal injuries allegedly resulting from releases of chemicals at our former Geismar, Louisiana plant in 2001. A trial for the issues of causation and damages for ten plaintiffs was held in July 2004. Five of these plaintiffs were dismissed during the trial. A jury awarded the remaining five plaintiffs an aggregate award of $201,000. In November 2006, the trial court approved a settlement class with most of the remaining plaintiffs in the matter. A court-appointed special master is overseeing the settlement process of the November 2006 approved settlement class. A second settlement class was agreed to in principle in January 2007 for those plaintiffs who opted out of the November 2006 approved settlement class. The details of the second settlement class are currently in negotiation. We anticipate all of these matters being resolved in 2007. We have previously recorded a charge for the self-insured portion of these losses, and Vulcan’s insurers are responding to amounts in excess of the self-insured retention.

In September 2001, we were named a defendant in a suit brought by the Illinois Department of Transportation (IDOT), in the Circuit Court of Cook County, Chancery Division, Illinois, alleging damage to a 0.9-mile section of Joliet Road that bisects our McCook Quarry in McCook, Illinois, a Chicago suburb. IDOT seeks damages to “repair, restore, and maintain” the road or, in the alternative, judgment for the cost to “improve and maintain other roadways to accommodate” vehicles that previously used the road. The complaint also requests that the court enjoin any McCook Quarry operations that will further damage the road. Discovery is ongoing.

We produced and marketed industrial sand from 1988 to 1994. Since July 1993, we have been sued in numerous suits in a number of states by plaintiffs alleging that they contracted silicosis or incurred personal injuries as a result of exposure to, or use of, industrial sand used for abrasive blasting. As of February 15, 2007, the number of suits totaled 101, involving an aggregate of 567 plaintiffs. Of the pending suits, 52 with 495 plaintiffs are filed in Texas. The balance of the suits have been brought by plaintiffs in state courts in California, Florida, Louisiana and Mississippi. We are seeking dismissal of all suits on the ground that plaintiffs were not exposed to our product. To date, we have been successful in getting dismissals from cases involving almost 17,000 plaintiffs.

Note 12, “Other Commitments and Contingencies” on pages 65 through 67 to the Consolidated Financial Statements is hereby incorporated by reference.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

Certain of the matters and statements made herein or incorporated by reference into this Annual Report on Form 10-K constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. All such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements reflect our intent, belief or current expectation. Often, forward-looking statements can be identified by the use of words such as “anticipate,” “may,” “believe,” “estimate,” “project,” “expect,” “intend” and words of similar import. In addition to the statements included in this Annual Report on Form 10-K, we may from time to time make other oral or written forward-looking statements in other filings under the Securities Exchange Act of 1934 or in other public disclosures. Forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. All forward-looking statements involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those included in or contemplated by the statements. These assumptions, risks and uncertainties include, but are not limited to:

•	general economic and business conditions;

•	changes in interest rates;

•	the timing and amount of federal, state and local funding for infrastructure;

•	changes in the level of spending for residential and private nonresidential construction;

•	the highly competitive nature of the construction materials industry;

•	pricing;

•	weather and other natural phenomena;

•	energy costs;

•	costs of hydrocarbon-based raw materials;

•	increasing healthcare costs;

•	our ability to manage and successfully integrate acquisitions;

•	the timing and amount of any future payments to be received under two earn-outs contained in the agreement for the divestiture of our Chemicals business;

•	the risks set forth in Item 1A “Risk Factors,” and Item 3 “Legal Proceedings”; in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” set forth in the 2006 Annual Report to Shareholders, which is incorporated by reference in Item 7 and Item 7A; and in Note 12 “Other

Commitments and Contingencies” to the Consolidated Financial Statements set forth in the 2006 Annual Report to Shareholders, which is incorporated by reference in Item 8; and

•	other risks and uncertainties

All forward-looking statements are made as of the date of filing or publication. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any of our future disclosures in filings made with the Securities and Exchange Commission and our press releases with regard to our business and consolidated financial position, results of operations and cash flows.

Item 4.	Submission of Matters to a Vote of Security Holders

No matter was submitted to our security holders through the solicitation of proxies or otherwise during the fourth quarter of 2006.

Executive Officers of Registrant

The names, positions and ages, as of March 1, 2007, of our executive officers are as follows:

Name	Position	Age

Donald M. James	Chairman and Chief Executive Officer	58
Guy M. Badgett, III	Senior Vice President, Construction Materials Group	58
William F. Denson, III	Senior Vice President, General Counsel and Secretary	63
Ronald G. McAbee	Senior Vice President, Construction Materials-West	59
Daniel F. Sansone	Senior Vice President and Chief Financial Officer	54
Danny R. Shepherd	Senior Vice President, Construction Materials-East	55
Robert A. Wason IV	Senior Vice President, Corporate Development	55
Ejaz A. Khan	Vice President, Controller and Chief Information Officer	49

The principal occupations of the executive officers during the past five years are set forth below:

Donald M. James was named Chief Executive Officer and Chairman of the Board of Directors in 1997.

Guy M. Badgett, III, was elected Senior Vice President, Construction Materials Group in February 1999.

William F. Denson, III, was elected Senior Vice President and General Counsel in May 1999. He has also served as Secretary since April 1981.

Ronald G. McAbee was elected Senior Vice President, Construction Materials-West in February 2007. Prior to that date, he served as President, Western Division.

Daniel F. Sansone was elected Senior Vice President and Chief Financial Officer in May 2005. Prior to that date, he served as President, Southern and Gulf Coast Division.

Danny R. Shepherd was elected Senior Vice President, Construction Materials-East in February 2007. Prior to that date, he served as President, Southeast Division.

Robert A. Wason IV was elected Senior Vice President, Corporate Development in December 1998.

Ejaz A. Khan was elected Vice President and Controller in February 1999. He was appointed Chief Information Officer in February 2000.

PART II

Item 5.	Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Common Stock is traded on the New York Stock Exchange (ticker symbol VMC). As of February 16, 2007, the number of shareholders of record was 3,255. The prices in the following table represent the high and low sales prices for our Common Stock as reported on the New York Stock Exchange and the quarterly dividends declared by our Board of Directors in 2006 and 2005.

	Common Stock Prices		Dividends
2006	High	Low	Declared

First Quarter	$89.16	$66.98	$.37
Second Quarter	93.85	70.44	.37
Third Quarter	80.18	65.85	.37
Fourth Quarter	92.00	76.81	.37

2005	High	Low

First Quarter	$59.67	$52.36	$.29
Second Quarter	65.99	52.36	.29
Third Quarter	74.55	64.04	.29
Fourth Quarter	76.31	60.72	.29

Our policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent on average with the payout record of past years, while maintaining debt ratios within what we believe to be prudent and generally acceptable limits. The future payment of dividends, however, will be within the discretion of our Board of Directors and depends on our profitability, capital requirements, financial condition, growth, business opportunities and other factors which our Board of Directors may deem relevant. We are not a party to any contracts or agreements that currently materially limit, or are likely to limit in the future, our ability to pay dividends.

Issuer Purchases of Equity Securities

The following table presents a summary of share repurchases we made during the quarter ended December 31, 2006.

			Total Number of
	Total		Shares Purchased as	Maximum Number of
	Number	Average	Part of	Shares that May Yet be
	of Shares	Price Paid per	Publicly Announced	Purchased Under the
Period	Purchased	Share(1)	Plans or Programs	Plans or Programs(2)

October 1 - 31, 2006	11,100	$77.45	11,100	3,455,539
November 1 - 30, 2006	—	—	—	3,455,539
December 1 - 31, 2006	—	—	—	3,455,539

Total	11,100	$77.45	11,100

(1)	The average price paid per share includes commission costs.

(2)	On February 10, 2006, the Board of Directors authorized the Company to repurchase up to 10,000,000 shares. Through December 31, 2006, a total of 6,544,461 shares had been repurchased pursuant to this authorization. We may make share repurchases from time to time in the open market or through privately negotiated transactions, depending upon market, business, legal and other conditions.

We did not have any unregistered sales of equity securities during the fourth quarter of 2006.

Item 6.	Selected Financial Data

The selected statement of earnings, per share data and balance sheet data for each of the five years ended December 31, 2006, set forth below have been derived from our audited consolidated financial statements. The following data should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements on pages 40 through 43 and 44 through 70, respectively, of our 2006 Annual Report to Shareholders, which are incorporated by reference under Item 8 “Financial Statements and Supplementary Data” below.

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(Amounts in millions, except per share data)

Net sales	$3,041.1	$2,615.0	$2,213.2	$2,086.9	$1,980.6
Total revenues	$3,342.5	$2,895.3	$2,454.3	$2,309.6	$2,175.8
Earnings from continuing operations before cumulative effect of accounting changes	$477.5	$343.8	$261.2	$237.5	$233.2
Earnings (loss) on discontinued operations, net of tax(1)	(10.0)	44.9	26.2	(23.7)	(42.8)
Cumulative effect of accounting changes(2)	—	—	—	(18.8)	(20.5)
Net earnings	$467.5	$388.7	$287.4	$195.0	$169.9
Basic — per share:
Earnings from continuing operations before cumulative effect of accounting changes	$4.89	$3.37	$2.55	$2.33	$2.29
Discontinued operations	(0.10)	0.43	0.26	(0.23)	(0.42)
Cumulative effect of accounting changes	—	—	—	(0.19)	(0.20)
Net earnings	$4.79	$3.80	$2.81	$1.91	$1.67
Diluted — per share:
Earnings from continuing operations before cumulative effect of accounting changes	$4.79	$3.30	$2.52	$2.31	$2.28
Discontinued operations	(0.10)	0.43	0.25	(0.23)	(0.42)
Cumulative effect of accounting changes	—	—	—	(0.18)	(0.20)
Net earnings	$4.69	$3.73	$2.77	$1.90	$1.66
Pro forma assuming FAS 143 applied retroactively:
Net earnings					$168.4
Net earnings per share, basic					$1.66
Net earnings per share, diluted					$1.64
Total assets	$3,424.2	$3,588.9	$3,665.1	$3,636.9	$3.448.2
Long-term obligations	$322.1	$323.4	$604.5	$607.7	$857.8
Shareholders’ equity	$2,001.1	$2,126.5	$2,014.0	$1,802.8	$1,697.0
Cash dividends declared per share	$1.48	$1.16	$1.04	$0.98	$0.94

(1)	Discontinued operations includes the results from operations attributable to our former Chloralkali and Performance Chemicals businesses, divested in 2005 and 2003, respectively.

(2)	The 2003 accounting change relates to our adoption of FAS 143, “Asset Retirement Obligations.” The $18.8 million net-of-tax cumulative effect adjustment represents the impact of recording asset retirement obligations, at estimated fair value, for which we have legal obligations for land reclamation. The 2002 accounting change relates to our adoption of FAS 142, “Goodwill and Other Intangible Assets.” The $20.5 million net-of-tax cumulative effect adjustment represents the full impairment of goodwill in the Performance Chemicals reporting unit.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 22 through 36 and “Financial Terminology (Unaudited)” on page 71 of our 2006 Annual Report to Shareholders are incorporated herein by reference, except that the information contained under the caption “2007 Outlook” on page 26 of our 2006 Annual Report is not incorporated herein by reference.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk

Section entitled “Market Risk” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 30 through 31 of our 2006 Annual Report to Shareholders is incorporated herein by reference.

Item 8.	Financial Statements and Supplementary Data

The following information relative to this item is included in our 2006 Annual Report to Shareholders on the pages shown below, which are incorporated herein by reference:

Page

Consolidated Financial Statements	40-43
Notes to Consolidated Financial Statements	44-70
Management’s Report on Internal Control Over Financial Reporting	37
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	39
Net Sales, Total Revenues, Net Earnings and Earnings Per Share Quarterly Financial Data for Each of the 2 Years Ended December 31, 2006 and 2005 (Unaudited)	78

The following table sets forth gross profit by quarter for 2006 and 2005:

Gross Profit	2006	2005
	(Amounts in millions)

First quarter	$163.7	$92.2
Second quarter	257.7	210.4
Third quarter	273.3	227.3
Fourth quarter	237.3	178.6

Total	$932.0	$708.5

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.	Controls and Procedures

We maintain a system of controls and procedures designed to ensure that information required to be disclosed in reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer, with the participation of other management officials, evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2006. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective. No changes were made to our internal controls over financial reporting or other factors that could affect these controls during the fourth quarter of 2006, including any corrective actions with regard to significant deficiencies and material weaknesses.

The information under the headings “Management’s Report on Internal Control Over Financial Reporting” on page 37 of our 2006 Annual Report to Shareholders, “Report of Independent Registered Public Accounting Firm-Internal Control Over Financial Reporting” on page 38 of our 2006 Annual Report to Shareholders and “Consolidated Financial Statements” on pages 40 through 43 of our 2006 Annual Report to Shareholders, is hereby incorporated by reference.

Item 9B.	Other Information

None.

PART III

Item 10.	Directors, Executive Officers and Corporate Governance

On or before April 9, 2007, we expect to file a definitive proxy statement with the Securities and Exchange Commission pursuant to Regulation 14A (our “2007 Proxy Statement”). The information under the headings “Election of Directors,” “Nominees for Election to the Board of Directors,” “Directors Continuing in Office,” “Board of Directors and Committees — Audit Committee,” and “Section 16(a) Beneficial Ownership Reporting Compliance” included in the 2007 Proxy Statement is incorporated herein by reference. See also the information set forth under the headings “Investor Information” and “Executive Officers of Registrant” set forth above in Part I of this report.

Item 11.	Executive Compensation

The information under the headings “Compensation Discussion and Analysis,” “Director Compensation,” “Summary Compensation Table,” “Outstanding Equity Awards at Fiscal Year-End,” “Nonqualified Deferred Compensation,” “Grants of Plan-Based Awards,” “Option Exercises and Stock Vested,” “Shareholder Return Performance Presentation,” “Pension Benefits,” and “Change of Control Employment Agreements” included in our 2007 Proxy Statement is incorporated herein by reference.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the headings “Stock Ownership of Certain Beneficial Owners,” “Stock Ownership of Management,” and the “Equity Compensation Plans” included in our 2007 Proxy Statement is incorporated herein by reference.

Item 13.	Certain Relationships and Related Transactions and Director Independence

The information under the heading “Certain Relationships and Related Transactions” included in our 2007 Proxy Statement is hereby incorporated by reference.

Item 14.	Principal Accountant Fees and Services

The information required by this section is incorporated by reference from the information in the section entitled “Independent Auditors” in our 2007 Proxy Statement.

PART IV

Item 15.	Exhibits and Financial Statement Schedules

(a) (1) Financial Statements

The following financial statements are included in our 2006 Annual Report to Shareholders on the pages shown below and are incorporated herein by reference:

Page

Consolidated Statements of Earnings	40
Consolidated Balance Sheets	41
Consolidated Statements of Cash Flows	42
Consolidated Statements of Shareholders’ Equity	43
Notes to Consolidated Financial Statements	44-70
Management’s Report on Internal Control Over Financial Reporting	37
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	39
Net Sales, Total Revenues, Net Earnings and Earnings Per Share Quarterly Financial Data for Each of the 2 Years Ended December 31, 2006 and 2005 (Unaudited)	78

(a) (2) Financial Statement Schedules

The following financial statement schedule for the years ended December 31, 2006, 2005, and 2004 is included in Part IV of this report on the indicated page:

Schedule II	Valuation and Qualifying Accounts and Reserves	18

Other schedules are omitted because of the absence of conditions under which they are required or because the required information is provided in the financial statements or notes thereto.

Financial statements (and summarized financial information) of 50% or less owned entities accounted for by the equity method have been omitted because they do not, considered individually or in the aggregate, constitute a significant subsidiary.

(a) (3) Exhibits

The exhibits required by Item 601 of Regulation S-K are either incorporated by reference herein or accompany this report. See the Index to Exhibits which is on pages 22 through 24 of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Vulcan Materials Company
Birmingham, Alabama

We have audited the consolidated financial statements of Vulcan Materials Company and subsidiary companies (the “Company”) as of December 31, 2006, 2005, and 2004, and for the years then ended, management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, and have issued our reports thereon dated February 26, 2007 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of SFAS 123(R), “Share-Based Payment;” SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R);” and EITF Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”); such consolidated financial statements and reports are included in your 2006 Annual Report to Stockholders and are incorporated herein by reference. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/  DELOITTE & TOUCHE LLP

Birmingham, Alabama
February 26, 2007

Schedule II

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Years Ended December 31, 2006, 2005, and 2004

		Column C	Column D
	Column B	Additions	Additions				Column F
	Balance at	Charged to	Charged to				Balance at
Column A	Beginning	Costs and	Other		Column E		End
Description	of Period	Expenses	Accounts		Deductions		of Period
	Amounts in thousands

2006
Accrued Environmental Costs	$9,544	$3,937	—		$87		$13,394
Asset Retirement Obligations	105,774	5,499	$20,362	(2)	16,806	(1)	114,829
Doubtful Receivables	4,359	1,338	—		2,342	(3)	3,355
Self-Insurance Reserves	42,508	24,950	—		22,261	(4)	45,197
All Other(6)	10,769	5,560	—		9,561	(5)	6,768
2005
Accrued Environmental Costs	$20,126	$3,278	—		$13,860		$9,544
Asset Retirement Obligations	108,408	5,273	$4,658	(2)	12,565	(1)	105,774
Doubtful Receivables	7,545	676	—		3,862	(3)	4,359
Self-Insurance Reserves	45,557	18,774	—		21,823	(4)	42,508
All Other(6)	13,260	5,203	—		7,694	(5)	10,769
2004
Accrued Environmental Costs	$21,149	$2,456	—		$3,479		$20,126
Asset Retirement Obligations	107,683	5,375	$4,402	(2)	9,052	(1)	108,408
Doubtful Receivables	8,718	1,815	—		2,988	(3)	7,545
Self-Insurance Reserves	38,809	49,720	—		42,972	(4)	45,557
All Other(6)	11,906	6,400	—		5,046	(5)	13,260

(1)	Expenditures on environmental remediation projects. Additionally, the 2005 amount includes a deduction of $10,282,000 related to certain environmental liabilities included in the sale of our former Chemicals business.

(2)	New liabilities incurred and net up/down revisions to asset retirement obligations. Additionally, the 2005 amount includes a reduction of $17,949,000 due to the sale of our former Chemicals business.

(3)	Expenditures and liability reductions related to settlements of asset retirement obligations.

(4)	Write-offs of uncollected accounts and worthless notes, less recoveries. Additionally, the 2005 amount includes a deduction of $1,206,000 related to certain doubtful receivables included in the sale of our former Chemicals business.

(5)	Expenditures on self-insurance reserves.

(6)	Valuation and qualifying accounts and reserves for which additions, deductions and balances are individually insignificant.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 26, 2007.

VULCAN MATERIALS COMPANY

By	/s/ Donald M. James
Donald M. James
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Donald M. James Donald M. James		Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2007

/s/ Daniel F. Sansone Daniel F. Sansone		Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2007

/s/ Ejaz A. Khan Ejaz A. Khan		Vice President, Controller and Chief Information Officer (Principal Accounting Officer)	February 26, 2007

The following directors:

Philip J. Carroll, Jr.		Director

Livio D. DeSimone		Director

Phillip W. Farmer		Director

H. Allen Franklin		Director

Douglas J. McGregor		Director

James V. Napier		Director

Donald B. Rice		Director

Orin R. Smith		Director

Vincent J. Trosino		Director

By	/s/ By William F. Denson, III William F. Denson, III Attorney-in-Fact		February 26, 2007

EXHIBIT INDEX

Exhibit (3)(a)	Certificate of Incorporation (Restated 1988) as amended in 1989 and 1999 filed as Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1989 filed on March 30, 1990 and Exhibit 3(i) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed on March 28, 2000.(1)
Exhibit (3)(b)	By-laws, as restated February 2, 1990, and as last amended October 14, 2005, filed as Exhibit 3(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed October 28, 2005.(1)
Exhibit (4)(a)	Distribution Agreement dated as of May 14, 1991, by and among the Company, Goldman, Sachs & Co., Lehman Brothers and Salomon Brothers Inc., filed as Exhibit 1 to the Form S-3 filed on May 2, 1991 (Registration No. 33-40284).(1)
Exhibit (4)(b)	Indenture dated as of May 1, 1991, by and between the Company and First Trust of New York (as successor trustee to Morgan Guaranty Trust Company of New York) filed as Exhibit 4 to the Form S-3 on May 2, 1991 (Registration No. 33-40284).(1)
Exhibit (4)(c)	Senior Debt Indenture between the Company and The Bank of New York as trustee, dated as of August 31, 2001 filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-3A filed on September 5, 2001 (Registration No. 333-67586).(1)
Exhibit (4)(d)	Subordinated Debt Indenture between the Company and The Bank of New York as trustee, dated August 31, 2001 filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-3A filed on September 5, 2001 (Registration No. 333-67586).(1)
Exhibit (10)(a)	The Management Incentive Plan of the Company, as amended filed as Exhibit 10(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 28, 2003.(1,2)
Exhibit (10)(b)	The Unfunded Supplemental Benefit Plan for Salaried Employees filed as Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1989 filed on March 30, 1990.(1,2)
Exhibit (10)(c)	Amendment to the Unfunded Supplemental Benefit Plan for Salaried Employees filed as Exhibit 10(c) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002.(1,2)
Exhibit (10)(d)	The Amendment and Restatement of the Deferred Compensation Plan for Directors Who Are Not Employees of the Company filed as Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002.(1,2)
Exhibit (10)(e)	The 2006 Omnibus Long-Term Incentive Plan of the Company filed as Appendix C to the Company’s 2006 Proxy Statement on Schedule 14A filed on April 13, 2006.(1,2)
Exhibit (10)(f)	The Deferred Stock Plan for Nonemployee Directors of the Company filed as Exhibit 10(f) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002.(1,2)
Exhibit (10)(g)	The Restricted Stock Plan for Nonemployee Directors of the Company, as amended and restated filed as Appendix C to the Company’s 2004 Proxy Statement on Schedule 14A filed on April 14, 2004.(1,2)
Exhibit (10)(h)	Executive Deferred Compensation Plan, as amended filed as Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 28, 2003.(1,2)
Exhibit (10)(i)	Change of Control Employment Agreement Form filed as Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 30, 2004.(1,2)
Exhibit (10)(j)	Change of Control Employment Agreement Form filed as Exhibit 10(j) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 28, 2003.(1,2)
Exhibit (10)(k)	Executive Incentive Plan of the Company filed as Exhibit 10(n) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 30, 2001.(1,2)
Exhibit (10)(l)	Supplemental Executive Retirement Agreement filed as Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 2, 2001.(1,2)

Exhibit (10)(m)	Rights Agent Agreement dated October 19, 1998 between Vulcan Materials Company and The Bank of New York, as amended July 15, 2002, filed as Exhibit 10(m) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 28, 2003.(1)
Exhibit (10)(n)	Form Stock Option Award Agreement filed as Exhibit 10(o) to the Company’s Report on Form 8-K filed December 20, 2005.(1,2)
Exhibit (10)(o)	Form Director Stock Unit Award Agreement filed as Exhibit 10(p) to the Company’s Form 8-K filed July 21, 2006.(1,2)
Exhibit (10)(p)	Form Performance Share Unit Award Agreement.(2)
Exhibit (10)(q)	Form Stock Only Stock Appreciation Rights Agreement.(2)
Exhibit (10)(r)	Form Employee Deferred Stock Unit Award Amended Agreement.(2)
Exhibit (10)(s)	2007 Compensation Arrangements.(2)
Exhibit (10)(t)	Asset Purchase Agreement dated October 11, 2004 among Vulcan Materials Company, Vulcan Chloralkali, LLC and Basic Chemicals Company, LLC, as amended, filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated October 15, 2004.(1)
Exhibit (12)	Computation of Ratio of Earnings to Fixed Charges for the five years ended December 31, 2006.
Exhibit (13)	The Company’s 2006 Annual Report to Shareholders, portions of which are incorporated by reference in this Form 10-K. Those portions of the 2006 Annual Report to Shareholders that are not incorporated by reference shall not be deemed to be “filed” as part of this report.
Exhibit (18)	Letter dated February 28, 2006 of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Vulcan Materials Company and its subsidiary companies regarding a change in accounting principles, filed as Exhibit 18 to the Company’s 2005 Form 10-K Annual Report filed on February 28, 2006.(1)
Exhibit (21)	List of the Company’s subsidiaries as of December 31, 2006.
Exhibit (23)	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
Exhibit (24)	Powers of Attorney.
Exhibit (31)(a)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
Exhibit (31)(b)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
Exhibit (32)(a)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
Exhibit (32)(b)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

(1)	Incorporated by reference.

(2)	Management contract or compensatory plan.

Annex H

April 11, 2007

Dear Fellow Shareholder:

You are cordially invited to attend the Annual Meeting of the Shareholders of Vulcan Materials Company, which will be held at The Wynfrey Hotel in Birmingham, Alabama, on Friday, May 11, 2007, at 9:00 a.m., Central Daylight Time. The formal Notice of the annual meeting, the proxy statement and a proxy accompany this letter.

We hope that you will attend the meeting. However, whether or not you plan to attend the meeting, we encourage you to vote by proxy. For your convenience, you can also vote your proxy in one of the following ways:

•	Use the Internet at the web address shown on your proxy card;

•	Use the touch-tone telephone number shown on your proxy card; or

•	Complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided.

Instructions regarding each method of voting are contained in the proxy statement and on the enclosed proxy card. If you attend the Annual Meeting and desire to vote your shares personally rather than by proxy, you may withdraw your proxy at any time before it is exercised. Your vote is important. Whether you own one share or many, your prompt vote is greatly appreciated.

Our Annual Report to Shareholders for 2006 is enclosed. We trust you will find it interesting and informative.

Sincerely yours,

DONALD M. JAMES
Chairman and
Chief Executive Officer

H-i

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 11, 2007

To our Shareholders:

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Vulcan Materials Company will be held at The Wynfrey Hotel, 1000 Riverchase Galleria, Birmingham, Alabama, on Friday, May 11, 2007, at 9:00 a.m., Central Daylight Time, for the following purposes:

1. To elect three directors to serve three-year terms;

2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2007; and

3. To conduct such other business as may properly come before the meeting or any postponements thereof.

Shareholders who owned stock at the close of business on March 16, 2007 can vote at the meeting.

By Order of the Board of Directors,

WILLIAM F. DENSON, III
Secretary

1200 Urban Center Drive
Birmingham, Alabama 35242
April 11, 2007

NOTE — WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, TO ASSURE THE PRESENCE OF A QUORUM, PLEASE VOTE YOUR PROXY BY INTERNET, TELEPHONE OR BY COMPLETING, DATING, SIGNING AND MAILING THE ENCLOSED PROXY AS SOON AS POSSIBLE.

VULCAN MATERIALS COMPANY
1200 URBAN CENTER DRIVE, BIRMINGHAM, ALABAMA 35242

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
MAY 11, 2007

GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Why am I receiving these materials?

This proxy statement is being sent to all shareholders of record as of the close of business on March 16, 2007 in connection with the solicitation of proxies by Vulcan Materials Company (the “company” or “Vulcan”) for use at the Annual Meeting of Shareholders. This proxy statement, the enclosed proxy card and Vulcan’s 2006 Annual Report to Shareholders are being first mailed to our shareholders on or about April 11, 2007. The meeting will be held at The Wynfrey Hotel, 1000 Riverchase Galleria, Birmingham, Alabama on May 11, 2007, at 9:00 a.m., Central Daylight Time.

Who can attend the Annual Meeting?

Only shareholders of our company as of the record date, March 16, 2007, their authorized representatives and invited guests of our company will be able to attend the annual meeting.

Who is entitled to vote?

All Vulcan shareholders as of the record date, March 16, 2007, will be entitled to vote at the 2007 annual meeting. On the record date there were 94,921,132 shares outstanding. Each share is entitled to one vote on each matter properly brought before the meeting.

What is the difference between a registered shareholder and a beneficial holder of shares?

If your common stock is registered directly in your name with our transfer agent, The Bank of New York, you are considered a “registered shareholder” with respect to those shares. If this is the case, the proxy materials have been sent or provided directly to you by our company.

If your common stock is held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, the proxy materials have been forwarded to you by your brokerage firm, bank or other nominee, or their agent which is considered the shareholder of record with respect to these shares.

How do I vote if I am a registered shareholder?

Proxies are solicited to give all shareholders who are entitled to vote on the matters that come before the meeting the opportunity to vote their shares whether or not they attend the meeting in person. You can vote in one of the following manners:

•	Via Internet;

•	By telephone;

•	By mail; or

•	In person at the annual meeting.

Shareholders are encouraged to vote their proxies by Internet, telephone or completing, signing, dating and returning the enclosed proxy card, but not by more than one method. Choosing to vote via the Internet or calling the toll-free number listed on the proxy card will save our company expense. Internet and telephone voting information is provided on the proxy card. A control number, located on the upper right of the proxy card, is used to verify your identity when voting via the Internet or by telephone. If you vote via the Internet or by telephone, please do not return a signed proxy card. If you vote by more than one method, only the last vote that is submitted will be counted, and each previous vote will be disregarded.

If you choose to vote by mail, mark your proxy card enclosed with the proxy statement, date and sign it, and mail it in the postage-paid envelope.

If you wish to vote in person, you can do so by ballot at the meeting.

How do I specify how I want my shares voted?

You can specify how you want your shares voted on each proposal by marking the appropriate boxes on the proxy card or indicating your vote on each proposal via the telephone or Internet. Please review the voting instructions on the proxy card and read the entire text concerning the proposals in this proxy statement prior to voting. If your signed proxy card or your telephone or Internet instructions do not specify how your shares are to be voted on a proposal, your shares will be voted (a) FOR the election of the nominees for directors described in the proxy statement, (b) FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm and (c) in accordance with the recommendation of our Board of Directors on any other proposal that may properly come before the meeting or any postponement or adjournment thereof.

How do I vote if I am a beneficial shareholder?

If you are a beneficial shareholder, meaning you hold your Vulcan shares in street name, you have the right to direct your bank, broker or nominee on how to vote the shares. You should complete a voting instruction card provided to you by your bank, broker or nominee or provide your voting instructions by Internet or telephone, if made available by your bank, broker or other nominee. If you wish to vote in person at the meeting, you must first obtain from the holder of record a proxy issued in your name.

How are my shares voted if I am a beneficial holder and I do not return voting instructions?

Your shares may be voted if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Brokerage firms have the authority, under the listing standards of the New York Stock Exchange, to vote shares on certain “routine” matters for which their customers do not provide voting instructions by the tenth day before the meeting. The election of directors and the ratification of the independent registered public accounting firm are considered routine matters.

What items will be voted upon at the Annual Meeting?

There are two proposals that will be presented at the meeting:

•	election of three directors to serve three-year terms; and

•	ratification of appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2007.

These proposals have been submitted on behalf of Vulcan’s Board of Directors. We know of no other matters that may be brought before the meeting. However, if any other matters are properly presented for action, it is the intention of the proxies named on the proxy card to vote on them according to their best judgment.

What are the Board of Directors’ voting recommendations?

For the reasons set forth in more detail later in this proxy statement, the Board recommends a vote FOR the election of each of the director nominees and FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2007.

What constitutes a quorum for the Annual Meeting?

A majority of the shares of Common Stock entitled to vote, represented in person or by proxy, is required to constitute a quorum. If a quorum is not present at the time of the Annual Meeting of Shareholders, the shareholders entitled to vote, present in person or by proxy, shall have the power to adjourn the Annual Meeting until a quorum shall be present or represented by proxy.

How many votes are needed to have the proposals pass?

The affirmative vote of a majority of the votes cast is required to elect each of the director nominees and to ratify the appointment of Deloitte & Touche LLP. Director nominees who do not receive the required majority are required to tender their resignations to the Board for consideration.

How are the votes counted?

For purposes of determining the number of votes cast with respect to a particular matter, only those cast “For” or “Against” and, with respect to the election of directors, “Withheld” are included. Abstentions and broker non-votes are counted only for purposes of determining whether a quorum is present at the meeting, are not considered votes cast, and thus will not affect the outcome of the vote.

How can I revoke my Proxy?

You may revoke your proxy at any time before it is voted at the meeting by taking one of the following actions:

•	by giving timely written notice of the revocation to the Secretary of our company;

•	by executing and delivering a proxy with a later date;

•	by voting by telephone or via Internet at a later date (in which case only the last vote is counted); or

•	by voting in person at the annual meeting.

If you vote by more than one method, only the last vote that is submitted will be counted, and each previous vote will be disregarded.

Who counts the votes?

Tabulation of the votes cast at the meeting is conducted by The Bank of New York, independent inspectors of election.

Is my vote confidential?

All proxies are held in confidence, unless (i) the shareholder writes comments or requests disclosure on the proxy card, (ii) disclosure may be required by law, or (iii) where the proxy solicitation is made by a party other than the Board.

Who will pay for the costs involved in the solicitation of proxies?

Our company will pay all costs of preparing, assembling, printing and distributing the proxy materials. Management has retained Georgeson Shareholder Communications Inc. to assist in soliciting proxies for a fee of $7,000.00, plus reasonable out-of-pocket expenses. Our company will, upon request, reimburse brokerage firms and others for their reasonable expenses incurred for forwarding this proxy material to beneficial owners of such shares.

What is “householding” and how does it affect me?

Some banks and brokers may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement or our Annual Report to Shareholders may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of either or both documents to you if you write or call us at the following address or phone number: Vulcan Materials Company, P.O. Box 385014, Birmingham, Alabama 35238-5014, Attention: Mark D. Warren, Director, Investor Relations, phone: (205) 298-3220. If you want to receive separate copies of our Annual Report to Shareholders and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank or broker, or you may contact us at the above address and phone number.

Can I view the Proxy Statement and Annual Report over the Internet instead of receiving them in the mail?

You also may access our company’s proxy statement and Annual Report on Form 10-K for the year ended December 31, 2006, which includes our annual report to shareholders, via the Internet at www.vulcanmaterials.com under the heading “Investor Relations.” For next year’s shareholders’ meeting, you can help us save significant printing and mailing expenses by consenting to access the proxy statement, proxy card and annual report to shareholders electronically over the Internet. If you hold your shares in your own name (instead of through a bank, broker or other nominee), you can choose this option by following the instructions at the Internet voting website at https://www.proxypush.com/vmc, which has been established for you to vote your shares for the meeting. If you choose to receive your proxy materials and annual report to shareholders electronically, then prior to next year’s shareholders’ meeting you will receive an e-mail notification when the proxy materials and annual report to shareholders are available for on-line review over the Internet, as well as the instructions for voting electronically over the Internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke it prior to future meetings by sending a written request to: Secretary, Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242 or revoking your request online.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2006 will be provided to you without charge (except for exhibits) upon written request to Mark D. Warren, Director, Investor Relations, Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242.

PROPOSAL 1. ELECTION OF DIRECTORS

Our company’s Board is divided into three classes for purposes of election. One class is elected at each annual meeting to serve a three-year term.

The Board has nominated three persons for election as directors to serve three-year terms expiring in 2010. Unless otherwise directed, proxies will be voted in favor of these three nominees. Should any of the nominees be unable to accept election, the proxies will be voted for the election of such other person or persons who is nominated by the Board on the recommendation of the Governance Committee. Each of the nominees has consented to serve if elected, and the Board has no reason to believe that any of the persons nominated will be unable to serve as a director.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Douglas J. McGregor
Age: 66. Director since 1992.
Blue Point Capital Partners, Cleveland, Ohio (a national private equity firm), since January 2003; retired President and Chief Operating Officer, Burlington Industries, Inc., Greensboro, North Carolina (a leading soft goods manufacturer with interests in apparel, home fashions, carpets and rugs), from June 2000 until December 2002.

Committee memberships:  Audit; Finance and Pension Funds; Safety, Health and Environmental Affairs.

Donald B. Rice
Age: 67. Director since 1986.(*)
Chairman (since 2002), President and Chief Executive Officer of Agensys, Inc., Santa Monica, California (a biotechnology company developing monoclonal antibody therapeutics for cancer), since 1996.

Committee memberships:  Audit; Executive; Finance and Pension Funds; Governance.
(*)Dr. Rice was first elected a director in 1986, and served until May 1989, when he was appointed Secretary of the Air Force. He was reelected a director of Vulcan by the Board of Directors on February 12, 1993.

Vincent J. Trosino
Age: 66. Director since 2003.
Retired President, Vice Chairman of the Board and Chief Operating Officer of State Farm Mutual Automobile Insurance Company, Bloomington, Illinois (a mutual insurance company), from 1998 until December 2006.

Committee memberships:  Finance and Pension Funds; Safety, Health and Environmental Affairs.

The Board of Directors of our company
recommends a vote FOR each of the nominees named above.

DIRECTORS CONTINUING IN OFFICE

TERM EXPIRING IN 2008

Philip J. Carroll, Jr.
Age: 69. Director since 1999.
Retired Chairman and Chief Executive Officer of Fluor Corporation, Aliso Viejo, California (an engineering, construction and diversified services company), from July 1998 to February 2002.

Other directorships:  BAE Systems; Texas Medical Center; Envirofuels, LLC.

Committee memberships:  Compensation; Executive; Governance; Safety, Health and Environmental Affairs.

Donald M. James
Age: 58. Director since 1996.
Chairman and Chief Executive Officer of Vulcan since May 1997.

Other directorships:  The Southern Company; Wachovia Corporation.

Committee memberships:  Executive.

Orin R. Smith
Age: 71. Director since 1983.
Retired Chairman and Chief Executive Officer of Engelhard Corporation, Iselin, New Jersey (provider of environmental technologies, performance products, engineered materials and related services), from January 1995 to December 2000.

Other directorships:   Applera Corporation; Ingersoll-Rand Company.

Committee memberships:  Compensation; Executive; Governance; Safety, Health and Environmental Affairs.

TERMS EXPIRING IN 2009

Phillip W. Farmer
Age: 68. Director since 1999.
Retired Chairman of the Board of Harris Corporation, Melbourne, Florida (an international communications equipment company) from February 2003 until June 2003; Chairman and Chief Executive Officer from July 1995 to February 2003.

Other directorships:   George Weston, Limited.

Committee memberships:  Audit; Finance and Pension Funds; Governance.

H. Allen Franklin
Age: 62. Director since 2001.
Retired Chairman and Chief Executive Officer of Southern Company, Atlanta, Georgia (a super-regional energy company in the Southeast and a leading U.S. producer of energy) from April 2004 until July 2004; Chairman, President and Chief Executive Officer from April 2001 to March 2004.

Committee memberships:  Audit; Compensation; Safety, Health and Environmental Affairs.

James V. Napier
Age: 70. Director since 1983.
Retired Chairman of the Board of Scientific-Atlanta, Inc., Atlanta, Georgia (a manufacturer and designer of telecommunication systems, satellite-based communications networks, and instrumentation for industrial, telecommunications and government applications) from 1992 to 2000.

Other directorships:  Intelligent Systems, Inc.; McKesson Corporation; WABTEC, Corp.

Committee memberships:  Audit; Compensation; Executive; Finance and Pension Funds.

Mr. Livio D. DeSimone has served as a director since 1987. His current term ends May 11, 2007, and he has decided not to stand for re-election.

CORPORATE GOVERNANCE OF OUR COMPANY AND
PRACTICES OF THE BOARD OF DIRECTORS

Our company takes its corporate governance responsibilities very seriously and has adopted Corporate Governance Guidelines which provide a framework for the governance of our company. The Guidelines build on practices which we have followed for many years and, we believe, demonstrate our continuing commitment to corporate governance excellence.

In addition, we have a Business Conduct Policy that applies to all of our employees and deals with a variety of corporate compliance issues, including conflicts of interest, compliance with laws, confidentiality of company information, fair dealing and use of company assets. All employees are required to fill out a questionnaire annually regarding their personal compliance with the Business Conduct Policy and are encouraged to report any illegal or unethical behavior of which they become aware.

The Board has adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers. The Code of Ethics defines “Senior Financial Officers” to include the Chief Financial Officer, Controller and principal accounting officer. The Code of Ethics covers such topics as financial reporting, conflicts of interest and compliance with laws. If we make any amendment to, or waiver of, any provision of the Code of Ethics, we will disclose such information on our website. As discussed in this proxy statement, our Governance Committee regularly reviews corporate governance developments and adopts appropriate practices as warranted. You can access our by-laws, Corporate Governance Guidelines, Business Conduct Policy and Code of Ethics at our website www.vulcanmaterials.com or you can obtain a printed copy free of charge by writing to us at: Corporate Secretary,

Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242. Please note that the information contained on our website is not incorporated by reference in, nor considered to be a part of, this proxy statement.

Board of Directors and Committees

Director Independence

The Board believes that all of the non-management directors are independent under the New York Stock Exchange listing standards, the Board’s Director Independence Criteria, and the applicable Securities and Exchange rules and regulations. The New York Stock Exchange listing standards provide that a director does not qualify as independent unless the Board affirmatively determines that the director has no material relationship with our company (either directly or as a partner, shareholder or officer of an organization that has a relationship with our company). The New York Stock Exchange rules require a board to consider all of the relevant facts and circumstances in determining the materiality of a director’s relationship with our company and permit the Board to adopt and disclose standards to assist the Board in making determinations of independence. Accordingly, the Board has adopted the Director Independence Criteria to assist the Board in determining whether a director has a material relationship with our company.

In February 2007, the Board conducted an evaluation of director independence, based on the Director Independence Criteria, the New York Stock Exchange listing standards and applicable Securities and Exchange Commission rules and regulations. In connection with this review, the Board evaluated commercial, charitable, consulting, familial or other relationships with each director or immediate family member and their related interests and Vulcan and its subsidiaries, including those relationships described under “Other Matters Relating to Executive Officers and Directors.”

As a result of this evaluation, the Board affirmatively determined that Messrs. Carroll, DeSimone, Farmer, Franklin, McGregor, Napier, Rice, Smith and Trosino are independent directors under the Board’s Director Independence Criteria, the New York Stock Exchange listing standards and the applicable Securities and Exchange Commission rules and regulations.

Director Nomination Process

The Governance Committee described in detail below considers director candidates recommended by shareholders. Any shareholder wishing to recommend a candidate for election at the 2008 Annual Meeting must submit that recommendation in writing, addressed to the committee, in care of the Secretary of our company, at 1200 Urban Center Drive, Birmingham, Alabama 35242, by December 13, 2007. The notice should include the following:

•	The name and address of the shareholder who intends to make the nomination(s) and of the person or persons to be nominated;

•	A representation that the shareholder is a holder of record or a beneficial holder of stock entitled to vote at the meeting (including the number of shares the shareholder owns) and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•	A description of all arrangements and understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

•	Such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (whether or not such rules are applicable) had each nominee been nominated, or intended to be nominated, by the Board of Directors, including the candidate’s name, biographical information, and qualifications; and

•	The written consent of each nominee to serve as a director if so elected, with such written consent attached thereto.

The Governance Committee will identify nominees by first evaluating the current members of the Board willing to continue service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new Board members. If any member of the Board does not wish to continue in service or if the Governance Committee or the Board decides not to re-nominate a current Board member for reelection, the Governance Committee may identify the desired skills and experience for a new nominee in light of the above criteria. Directors and members of management may also suggest candidates for director. Timely recommendations by shareholders will receive equal consideration by the Governance Committee. In some cases, the committee engages, for a fee, the services of a third party executive search firm to assist it in identifying and evaluating nominees for director.

Meetings and Attendance

Our Board held nine meetings in 2006. In 2006, each director attended more than 75% of the total number of meetings of the Board and meetings of the committees of which he was a member.

Annual Meeting Policy

Our directors are expected to attend the Annual Meeting of Shareholders. In furtherance of this policy, our Board holds a regularly scheduled Board meeting on the same day as the Annual Meeting of Shareholders. In 2006, all of the Board members attended the Annual Meeting.

Non-Management Executive Sessions and Presiding Director

Our Board of Directors has adopted a policy relating to non-management executive sessions. Under this policy, the Board of Directors must meet at each regularly scheduled Board meeting in executive sessions in which management directors and other members of management do not participate. During 2006, the non-management directors met in executive session five times.

Each year at the May Board meeting, the Board designates a non-management presiding director, a position which is filled by rotation among the chairs of the Board committees. The duties of the presiding director are delineated in our Corporate Governance Guidelines, which are available on our website at www.vulcanmaterials.com. The Chairman of the Safety, Health and Environmental Affairs Committee, Mr. Carroll, served as the presiding director at the executive sessions after the annual meeting in 2006. Mr. Napier, Chairman of the Audit Committee, will serve as the presiding director following the 2007 Annual Meeting. We encourage constructive communications from our shareholders. Shareholders and other parties interested in communicating directly with the presiding director or with the non-management directors as a group, may do so by writing to Presiding Director, c/o Corporate Secretary, Vulcan Materials Company, P. O. Box 385014, Birmingham, Alabama, 35238-5014. The shareholder communications will be forwarded to the Board in accordance with the Policy on Shareholder Communications with the Board, adopted by the independent directors in February 2004.

Committees of the Board of Directors

Our Board of Directors has established six standing committees as follows:

•	Executive Committee;

•	Audit Committee;

•	Compensation Committee;

•	Governance Committee;

•	Safety, Health and Environmental Affairs Committee; and

•	Finance and Pension Funds Committee.

The charters of the audit, governance and compensation committees are available on our website at www.vulcanmaterials.com, or you can obtain a printed copy free of charge by writing to us at: Corporate Secretary, Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242.

Each committee, except the Executive Committee, is comprised entirely of independent, non-management directors.

Executive Committee

The Executive Committee has the same powers as our Board of Directors, except as limited by the New Jersey Business Corporation Act. In practice, the powers of the Executive Committee are exercised only for matters that arise between meetings of the Board. Members of the Executive Committee are Messrs. James (Chair), Carroll, DeSimone, Napier, Rice and Smith. The Executive Committee did not meet in 2006.

Audit Committee

The Audit Committee advises the Board and management from time to time with respect to internal controls, financial systems and procedures, accounting policies and other significant aspects of our company’s financial management. Pursuant to its charter, the Audit Committee selects our company’s independent registered public accounting firm and oversees the arrangements for, and approves the scope of, the audits to be performed by the independent registered public accounting firm. The Audit Committee’s primary responsibilities under its written charter include the following:

•	Hire, evaluate and, when appropriate, replace the independent registered public accounting firm, whose duty it is to audit our books and accounts for the fiscal year in which it is appointed;

•	Determine the compensation to be paid to the independent registered public accounting firm and, in its sole discretion, approve all audit and engagement fees and terms and pre-approve all auditing and non-auditing services of such firm, other than certain de minimis non-audit services;

•	Review and discuss with management the independent registered public accounting firm and internal auditors our internal reporting, audit procedures and the adequacy and effectiveness of our disclosure controls and procedures;

•	Review and discuss with management and the independent registered public accounting firm the audited financial statements to be included in our Annual Report on Form 10-K, the quarterly financial statements to be included in our Quarterly Reports on Form 10-Q, our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the selection, application and disclosure of accounting policies used in our financial statements;

•	Review and discuss with management with quarterly earnings press releases and financial information and earnings guidance provided to analysts and rating agencies;

•	Review and discuss with management all existing related-party transactions and approve any proposed related-party transactions to ensure that they are in our best interest; and

•	Review and reassess the adequacy of the Audit Committee Charter adopted by the Board of Directors, and recommend proposed changes to the Board of Directors.

The members of the Audit Committee are Messrs. Napier (Chair), Farmer, Franklin, McGregor and Rice. All members of our Audit Committee are non-management directors. Our Board of Directors has determined that each is “independent” and “financially literate” within the meaning of the listing standards of the New York Stock Exchange, Securities and Exchange Commission rules and regulations, and the Director Independence Criteria adopted by our Board of Directors and posted on our website at www.vulcanmaterials.com under “Investor Relations”. In addition, our Board has determined that Mr. Napier is an “audit committee financial expert” within the meaning of that term as defined by rules adopted by the Securities and Exchange Commission. He has served on our company’s Board since 1983 and on its Audit Committee since 1987. The Audit Committee met seven times during 2006. Further detail about the role of the Audit Committee may be found in the Report of the Audit Committee on page 35 of this proxy statement.

Compensation Committee

The Compensation Committee is responsible for, among other things: determining and setting the amount of compensation paid to each of our executive officers, including the Chief Executive Officer, senior officers and Division presidents; reviewing compensation plans relating to officers; interpreting and administering the Executive Incentive Plan, Management Incentive Plan, and the 2006 Omnibus Long-Term Incentive Plan; and making recommendations to the Board with respect to compensation paid by our company to any director. The Compensation Committee also reviews and discusses with management the Compensation Discussion and Analysis required by Securities and Exchange Commission Regulation S-K, Item 402(b).

During the year, the Compensation Committee works with Compensation Strategies, a consultant retained by management, which provides market data regarding executive compensation programs and amounts. The Compensation Committee obtains specific data and reports from Compensation Strategies on an annual basis and at other times upon request. The Compensation Committee invites representatives of Compensation Strategies to attend meetings of the Compensation Committee from time to time. The Compensation Committee also meets with the Chief Executive Officer to consider recommendations for the compensation arrangements for executives other than the Chief Executive Officer. For more information on these meetings, please refer to the section entitled “Compensation Discussion and Analysis” in this proxy statement.

The members of the Compensation Committee are Messrs. Smith (Chair), Carroll, DeSimone, Franklin and Napier. The Committee is comprised solely of non-management directors who are “independent” within the meaning of the listing standards of the New York Stock Exchange and the Board’s Director Independence Criteria. The Compensation Committee met six times during 2006.

Governance Committee

The Governance Committee is responsible for reviewing and assessing our policies and practices relating to corporate governance, including our Corporate Governance Guidelines. The committee also plans for the succession of the Chief Executive Officer and other senior executives. In addition, the committee serves as the nominating committee and as such it is responsible for identifying and assessing candidates, including making recommendations to the Board regarding such candidates. In fulfilling its responsibilities, the Governance Committee, among other things:

•	identifies individuals qualified to become Board members consistent with criteria established in its charter;

•	recommends to the Board director nominees for the next annual meeting of shareholders; and

•	evaluates individuals suggested by shareholders as director nominees.

In recommending director candidates to the Board, the Governance Committee Charter requires the committee to select individuals who, at a minimum, possess high ethical standards, integrity and sound business judgment. In its assessment of each potential candidate, the Governance Committee will review the candidate’s experience, potential conflicts of interest, understanding of our company’s industry or related industries, financial acumen and such other factors the Committee determines are pertinent in light of the current needs of the Board. The committee may also take into account the contribution of the candidate to the diversity of the Board, the ability of a candidate if elected a director to devote the time and effort necessary to fulfill his or her responsibilities as a Board member, and the needs of our company given the range of talent and experience represented on the Board. The Governance Committee believes it appropriate for at least one, and preferably several, members of the Board to meet the criteria for an “audit committee financial expert” as defined by the Securities and Exchange Commission rules, and that a substantial majority of the members of the Board meet the definition of “independence” as defined by the listing standards of the New York Stock Exchange and the Board’s Director Independence Criteria.

The Governance Committee also reviews the Board’s committee structure and recommends to the Board, for its approval, directors to serve as members of each committee. The Committee also is responsible for overseeing the evaluations of the Board and its committees.

Members of the Governance Committee are Messrs. DeSimone (Chair), Carroll, Farmer, Rice and Smith. This Committee is comprised solely of non-management directors who are “independent” within the meaning of the listing standards of the New York Stock Exchange and the Board’s Director Independence Criteria. The Governance Committee met three times during 2006.

Safety, Health and Environmental Affairs Committee

The Safety, Health and Environmental Affairs Committee has the responsibility for reviewing our policies, practices and programs with respect to the management of safety, health and environmental affairs and monitoring our compliance with safety, health and environmental laws and regulations. Members of the Safety, Health and Environmental Affairs Committee are Messrs. Carroll (Chair), Franklin, McGregor, Smith and Trosino. The Committee met two times during 2006.

Finance and Pension Funds Committee

The Finance and Pension Funds Committee has responsibility for overseeing our financial policies and recommending to the Board financial policies and actions to accommodate our goals and operating strategies while maintaining a sound financial condition. Its functions include keeping informed about our financial condition, recommending a dividend policy, reviewing and recommending changes in the quarterly dividend payments, and evaluating and making recommendations concerning the appropriate mix of debt and equity, incurrence of long-term debt, and changes in the authorized limit of short-term debt. The Finance and Pension Funds Committee is also responsible for overseeing the funding and management of assets for pension plans sponsored by our company. To fulfill these functions, it establishes funding policies and methods consistent with pension plan objectives and the Employee Retirement Income Security Act of 1974, selects and removes investment managers, and appoints trustees for the pension plans. Members of the Finance and Pension Funds Committee are Messrs. Rice (Chair), Farmer, McGregor, Napier and Trosino. The Finance and Pension Funds Committee met two times in 2006.

Transactions with Related Persons

The brother-in-law of Mr. Donald James, Chairman and Chief Executive Officer, and the son of Mr. Philip Carroll, Jr., a member of the Board of Directors, are both partners in a large law firm which provides legal services to Vulcan. In determining that this is not a material relationship involving Mr. James or Mr. Carroll, the Board determined that payments made by Vulcan to the firm represented less than 2% of the firm’s consolidated gross revenues, and the revenues from Vulcan received by Mr. James’ brother-in-law and Mr. Carroll’s son as a result of their status as partners were not material. Additionally the Board made the assessment that Mr. Carroll was independent and that this was not a material relationship. Neither Mr. James’ brother-in-law nor Mr. Carroll’s son were directly involved in providing significant legal services to Vulcan. Vulcan is not aware of any other material relationships or related transactions which are required to be disclosed pursuant to applicable Securities and Exchange Commission rules or regulations.

Security Holder Communication with the Board of Directors

The Board has established a process for shareholders and other interested parties to communicate directly with the presiding director or with the non-management directors individually or as a group. Any shareholder or other interested party who desires to contact one or more of our non-management directors, including the Board’s presiding director, may send correspondence to the following address:

Board of Directors (or presiding director or name of individual director)
c/o Corporate Secretary
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

All such communications will be forwarded to the appropriate director or directors specified in such communications as soon as practicable.

Policy on Reporting of Concerns Regarding Accounting Matters

As provided on our website at www.vulcanmaterials.com under the heading “Investor Relations” under the subheading “Corporate Governance — Contact the Board of Directors,” any shareholder or interested party who has any concerns or complaints relating to accounting, internal accounting controls or auditing matters, may contact the Audit Committee by writing to the following address:

Vulcan Audit Committee
c/o Corporate Secretary
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following is information regarding persons known to us to have beneficial ownership of more than 5% of the outstanding common stock of our company, which is our only outstanding class of voting securities.

Name and Address of	Amount and Nature of		Percent of
Beneficial Owner	Beneficial Ownership		Class

State Farm Mutual Automobile Insurance Company and Affiliates	11,072,672 shares(1)		11.72%
One State Farm Plaza Bloomington, Illinois 61710
Davis Selected Advisors, L.P.	8,234,304 shares(2	)(4)	8.72%
2949 East Elvira Road, Suite 101 Tucson, Arizona 85706
Regions Financial Corporation	5,772,762 shares(3	)(4)	6.11%
1900 Fifth Avenue North Birmingham, Alabama 35203

(1)	Based on information contained in the Schedule 13G/A, dated February 3, 2007, filed with the Securities and Exchange Commission. According to this Schedule 13G/A, the total includes the following shares over which the listed entities have sole or share either or both voting and dispositive power:

Affiliate	Shares

State Farm Mutual Automobile Insurance Company	8,399,798
State Farm Life Insurance Company	3,635
State Farm Fire and Casualty Company	3,216
State Farm Growth Fund	1,039,200
State Farm Balanced Fund	160,200
State Farm Variable Product Trust	4,615
State Farm Insurance Companies Employee Retirement Trust	2,808
State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees
-Equities Account	1,208,400
-Balanced Account	250,800

(2)	Based on information contained in the Schedule 13G/A, dated February 3, 2007, filed with the Securities and Exchange Commission. According to this Schedule 13G/A, the total includes the following shares over which the listed entities have sole

(3)	Based on information contained in a Schedule 13G dated February 14, 2007, filed with the Securities and Exchange Commission.

(4)	Has sole voting and investment power over these shares.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information, unless otherwise indicated, as of March 1, 2007, regarding beneficial ownership of our company’s common stock, the company’s only outstanding class of equity securities, by each of the directors, the executive officers named in the Summary Compensation Table below, and the directors and executive officers as a group. This table indicates that the named individual’s financial interest is aligned with the interests of our shareholders, because the value of the individual’s total holdings will increase or decrease in line with the price of our common stock.

	Amount and
	Nature of
	Stock-Based	Percent of
Name	Ownership	Class

Directors(1)
Philip J. Carroll, Jr.	19,555	*
Livio D. DeSimone	65,754	*
Phillip W. Farmer(2)	20,619	*
H. Allen Franklin	14,043	*
Douglas J. McGregor(3)	53,533	*
James V. Napier	22,249	*
Donald B. Rice	39,460	*
Orin R. Smith	64,134	*
Vincent J. Trosino	13,001	*
Chief Executive Officer and other Executive Officers(4)
Donald M. James	1,629,152	1.7%
Guy M. Badgett, III	314,015	*
James W. Smack	246,823	*
Daniel F. Sansone	234,304	*
Ronald G. McAbee	156,191	*
All Directors and Executive Officers as a group (17 persons)	3,345,948	3.5%

*	Less than 1% of issued and outstanding shares of our company’s common stock.

(1)	Beneficial ownership for the directors includes all shares held of record or in street name, and, if noted, by trusts or family members. The amounts also include restricted shares granted under our Restricted Stock Plan for Nonemployee Directors and phantom shares settled in stock accrued under the Directors’ Deferred Compensation Plan, and the Deferred Stock Plan for Nonemployee Directors, as follows:

			Phantom Shares
	Shares Owned		Held
	Directly or	Restricted	Pursuant to
	Indirectly	Shares	Plans

Philip J. Carroll, Jr.	0	5,950	13,605
Livio D. DeSimone	25,303	6,185	34,266
Phillip W. Farmer	1,000	5,550	13,055
H. Allen Franklin	0	4,000	10,043
Douglas J. McGregor	1,350	6,185	45,998
James V. Napier	3,550	6,185	12,514
Donald B. Rice	21,950	6,185	11,325
Orin R. Smith	3,150	6,185	54,799
Vincent J. Trosino	5,500	2,000	5,501

(2)	Held in a trust of which Mr. Farmer is the trustee.

(3)	Includes 1,350 shares held in a trust of which Mr. McGregor is the trustee.

(4)	Beneficial ownership for the executive officers includes shares held of record or in street name. The amounts also include shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before May 1, 2007, and shares credited to the executives’ accounts under our Thrift Plan for Salaried Employees (“Thrift Plan”) as follows:

	Shares Owned
	Directly or	Exercisable
	Indirectly	Options	Thrift Plan

Donald M. James	111,843	1,490,200	18,790
Guy M. Badgett, III	24,003	250,250	38,362
James W. Smack	5,055	203,255	38,374
Daniel F. Sansone	28,611	188,400	16,456
Ronald G. McAbee	3,465	129,825	22,079

EQUITY COMPENSATION PLANS

The table below sets forth information regarding the number of shares of our common stock authorized for issuance under all of our equity compensation plans as of December 31, 2006.

Equity Compensation Plan Information

			Number of securities
			remaining available for
	Number of securities to	Weighted-average	future issuance under
	be issued upon exercise	exercise price of	equity compensation plans
	of outstanding options,	outstanding options,	(excluding securities
	warrants and rights	warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders(1)
1996 Long Term Incentive Plan (For Employees)
Stock Options	6,768,562	$48.76
Performance Share Units	376,800
Deferred Stock Units	304,338

Employees — Total	7,449,700		(2)

Deferred Stock Plan for Non-employee Directors	13,281		(2)
Restricted Stock Plan for Non-employee Directors	54,384		(2)
2006 Long-Term Incentive Plan — Employees
Stock Only Stock
Appreciation Rights	0
PSUs	0

Deferred Stock Units for Non-employee Directors	16,427

Total	16,427		5,383,573

Equity compensation plans not approved by security holders	None		None

Total	7,533,792	48.76	5,383,573

(1)	All of our company’s equity compensation plans have been approved by the shareholders of our company. Column (a) sets forth the number of shares of common stock issuable upon the exercise of options, warrants or rights outstanding under the 2006 Omnibus Long-Term Incentive Plan (“2006 LTIP”), the 1996 Long-Term Incentive Plan (“1996 LTIP”), the Deferred Stock Plan for Nonemployee Directors and the Restricted Stock Plan for Nonemployee Directors. The weighted-average exercise price of outstanding stock options is shown in Column (b). The remaining number of shares that may be issued under the 2006 LTIP are shown in Column (c).

(2)	Future grants will not be made under these plans. The plans will be used only for the administration and payment of grants that were outstanding when the 2006 LTIP was approved.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis as set forth below with management and, based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee
Orin R. Smith, Chair
Philip J. Carroll, Jr.
Livio D. DeSimone
H. Allen Franklin
James V. Napier

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Philosophy and Program

Our Corporate Mission Statement states that our “success is dependent upon the talent, dedication and performance of all employees.” Without the dedication and performance of our employees, we will be unable to accomplish our corporate goals. Therefore, our compensation program for executive officers is designed to fulfill this mission by:

•	Keeping our salary and benefits competitive with industrial companies of similar size so that we are able to hire officers of high caliber and keep our current management team from seeking more attractive employment opportunities from competing companies;

•	Linking a meaningful portion of the executive officers’ compensation to the company’s performance, and their ability to create shareholder value, over the short term and the long term;

•	Motivating, recognizing and rewarding individual excellence;

•	Paying a meaningful portion of an executive’s total compensation in our company’s common stock, to facilitate the accumulation of significant ownership of our stock by the executive officers in order to align the interests of management with the interests of our shareholders; and

•	Motivating the officers to achieve our strategic goals and operational plans.

The Compensation Committee, which is comprised entirely of independent directors, administers our executive compensation program. The role of the Committee is to:

•	Oversee the design and development of compensation and benefit plans and policies;

•	Administer cash bonus and stock plans;

•	Review compensation recommendations made by the Chief Executive Officer for other executive officers; and

•	Determine and set all elements of compensation for the Chief Executive Officer and other executive officers.

The components of our compensation program for the named executive officers, all of which are discussed in greater detail below, include:

•	base salary

•	short-term cash bonus

•	long-term incentive awards

•	deferred compensation

•	perquisites and other benefits

•	retirement and pension benefits

The Compensation Committee uses tally sheets showing the total compensation of the Chief Executive Officer and the other named executive officers when making executive compensation decisions.

We employ Compensation Strategies as our compensation consultant. Compensation Strategies:

•	Conducts an annual study of and recommends levels for Board compensation;

•	Advises management and the Compensation Committee regarding competitive practice, the design of new programs, and new rules and regulations relating to executive compensation; and

•	Conducts periodic comprehensive studies of executive compensation and makes recommendations regarding the components of executive compensation.

Additionally, we do our own executive compensation research using survey results from other executive compensation consulting firms.

Measuring Performance — Economic Profit

We are committed to excellence in our performance, both financially and operationally, and to earning superior returns for our shareholders. In order to fulfill this commitment, we need dedicated and talented executive officers. To encourage and reward superior performance, we have linked a substantial portion of the named executive officers’ compensation to company performance as measured by a standard referred to as “Economic Profit.”

In 1996, we adopted Economic Profit, or EP, as the quantifiable financial performance measurement against which company performance is measured for short term and some long-term incentives. EP is a measure of performance which incorporates both operating earnings and the cost of capital. EP essentially measures the extent to which our operating earnings exceed the cost of capital utilized by our company. Various studies have concluded that changes in EP correlate with changes in shareholder value better than other commonly used financial performance measures.

EP is used not only as a measure for incentive compensation, it pervades every aspect of the management process including planning, capital budgeting, evaluating acquisitions and other growth initiatives. It also is used by management to measure the financial performance of our company and its business units. We believe EP is the best measuring stick for setting financial goals for executive compensation.

Benchmarking Total Compensation

To ensure that our compensation program is competitive, our total direct compensation paid to our Chief Executive Officer and other named executive officers is benchmarked annually against a composite group of general industrial companies with revenue between $1-6 billion, roughly the size of our revenues, and market capitalization similar to that of Vulcan.

The total direct compensation for each named executive is reviewed annually to ensure it is appropriate based on:

•	individual performance

•	recent and long-term company performance

•	competitive or market levels

Tax and Accounting Considerations

In administering the compensation program for executive officers, we consider the applicability of Section 162(m) and the effect of accounting and tax consequences of our various compensation vehicles.

Compliance with Internal Revenue Code Section 162(m).  Section 162(m) prohibits public companies from taking a tax deduction for compensation that is paid to employees in excess of $1 million, unless the compensation qualifies as performance-based compensation within the meaning of the IRS rules. It is our understanding that bonus payments made pursuant to the Executive Incentive Plan, and all grants of long-term incentives under our current and previous long-term incentive plans, except for deferred stock units, qualify as “qualified performance-based compensation.”

Expensing of Stock Options.  When appropriate, we have modified the type of incentive compensation paid to our named executive officers due to accounting rule changes and pronouncements. For example, in 2005, in anticipation of a change in accounting rules for expensing options, we made a grant of stock options to named executive officers in December in addition to the annual grant of stock options in February. This additional grant was made in lieu of a stock option grant in 2006 to take advantage of a favorable accounting treatment of stock options.

While we consider the tax and accounting implications to our company in allocating awards among various compensation vehicles, we do not consider the personal tax status of the named executive officers when making awards. For example, we have never issued incentive stock options (ISOs) even though such an award might be more favorable, from a tax standpoint, to the named executive officers.

Role of the Named Executive Officers in Setting Compensation

The Chief Executive Officer is responsible for conducting an annual performance evaluation of each executive officer, including the other named executive officers. The evaluations take into account such items as the performance of the business unit or function for which the executive officer is responsible, safety, health and environmental performance and effective management of our company’s natural resources, among other items. These evaluations, along with the Chief Executive Officer’s recommendations for compensation, are given to the Compensation Committee, which is responsible for approving and setting all elements of compensation for the named executive officers.

The Compensation Committee sets the Chief Executive Officer’s compensation. The compensation amount is then ratified by the entire Board of Directors. The Chief Executive Officer and the Senior Vice President of Human Resources review and comment on all compensation recommendations.

Overall Compensation Goals

In creating and administering our compensation program, we seek to reward employees for:

•	superior performance in generating increasing levels of EP;

•	behavior that compliments our strategic goals; and

•	adherence to our high ethical business standards.

As discussed in more detail below, the overall compensation program strives to achieve a balance between cash and noncash compensation allowing us to encourage ownership of our stock. The program also strives to achieve a balance between the goals of rewarding the achievement of short-term goals and, through the use of long-term awards, providing an employee retention element to the compensation program. Each element of our compensation program is set forth below, with an explanation of the factors considered in making awards of each element.

We do not target a specified percentage of total compensation for base pay, short-term or long-term incentives. The amounts realized in prior years did not serve to increase or decrease 2006 compensation amounts. We position each element of compensation at the competitive market level, resulting in a total compensation program positioned at that level. Award percentages for long-term and short-term compensation vary by position and level of responsibility. The greater the responsibility, the larger the percentage of total compensation at risk through higher levels of short-term bonus participation and equity awards, the magnitude of which vary with performance.

We do not currently have employment agreements with executives, except for agreements which specify compensation treatment with respect to a change in control.

Elements of Compensation

•	Base Pay

The base pay, or salary, element of our compensation program is designed to be competitive in the market for compensation paid to similarly-situated executives who are competent and skilled.

Salaries of the named executive officers are reviewed on an annual basis, as well as at the time of a promotion or change in responsibilities. To ensure the salaries paid to our named executive officers are competitive relative to the marketplace, we conduct benchmarking, as described below for the Chief Executive Officer’s salary, and review periodic market surveys, conducted by compensation consultants, for the other named executive officers. In both cases, we target the 50th percentile of the benchmark group and the general market. We believe the 50th percentile is an appropriate level of compensation to attract and retain competent executives. Increases in salaries are based on the nature and responsibilities of the position, individual performance, changes in the market compensation levels and other factors.

To further our goal of aligning the executives’ interests to those of our shareholders, we reward superior performance through our bonus program and long-term incentive awards.

The benchmark group used in setting the Chief Executive’s salary is a composite group of general industrial companies with revenues between $1-6 billion and market capitalization similar to that of our company, the same group of companies used to benchmark total compensation as discussed above. As a reflection of Mr. James’ experience, performance and tenure in his position, his salary is set somewhat above the 50th percentile of the benchmark group.

For Mr. McAbee, a 25% cost of living increase is added to his base and short-term cash bonus to compensate him for the higher cost of living in California as compared to North Carolina, where he lived before he transferred to California. This adjustment is included in the information shown for Mr. McAbee in the following tables and will remain in effect for as long as he continues to reside in California.

The salaries paid to our named executive officers for 2006 are set forth in the Summary Compensation Table in the “Salary” column.

•	Short-Term Bonus

Our short-term incentive program is designed to motivate our executives, including the named executive officers, and reward them with cash payments for achieving quantifiable near term business results. The goal of this program is to directly link performance and payment, and reward behaviors that create value for our shareholders, by comparing financial results to pre-established objective performance targets. Payment of the bonus is based on both the performance of our company, specific divisions or business units or a combination of these, as applicable, and the performance of the named executive officer individually.

We set the target levels for “average annual bonuses” at competitive market levels. By doing so we reinforce the idea that average performance will yield an average bonus. We then provide significant upside opportunity and downside risk to actual bonus payments based on actual operating results. Payments are determined principally by annual financial performance measured against our internally established EP goal for the year. Our method for establishing the EP goal each year is discussed below.

Economic Profit Methodology

EP goals are established by the Compensation Committee annually at its February meeting based on the average of the previous year’s actual EP and the previous year’s EP goal for our company as well as each of its divisions. Goals are then adjusted to reflect the short-term impact of significant strategic and growth initiatives. These adjustments are applied in order to provide appropriate incentives and rewards for the pursuit of such initiatives. An EP goal represents the amount of EP that must be earned in order for an “average bonus” to be paid. The “average bonus” is expressed as a percentage of base salary and established for each named executive officer based on market surveys of similar-sized industrial companies. In the case of the Chief Executive Officer, the average bonus is equal to 100% of base salary. For example, if the corporate EP goal is met, the Chief Executive Officer would be eligible to receive a cash bonus equal to 100% of his salary.

If actual EP is higher or lower than the EP goal (for our company or its business units), then the executive’s bonus would be increased or reduced in accordance with a predetermined scale. Further, in the case of named executive officers other than the Chief Executive Officer, the Chief Executive Officer may adjust the recommended bonus to be paid to the executive, up or down based on the Chief Executive Officer’s review of the executive’s performance, taking into account specifically,

•	the named executive officer’s individual performance;

•	the safety, health and environmental performance record of our company and its Divisions;

•	consistent above target performance for the most recent 3 years; and

•	successful implementation of our strategic objectives.

The Compensation Committee considers the Chief Executive Officer’s recommendations and the performance assessments in setting the bonus paid to each executive. The Compensation Committee likewise determines the actual bonus payable to the Chief Executive Officer based on our company’s EP performance and his performance, in the areas mentioned above.

Short-term cash bonuses are paid to the named executive officers pursuant to either the Executive Incentive Plan (EIP) or Management Incentive Plan (MIP). The EIP, approved by our shareholders in 2001, and the MIP, approved by our shareholders in 1973, are similar in structure and administration. However, the MIP does not meet all of the requirements of Section 162(m). The maximum amount available for payment under the EIP is set at 4% of the consolidated net earnings in excess of 6% of the net capital for the prior year. Total payments under the MIP, which include awards to middle management as well as senior executives, cannot exceed 10% of the consolidated net earnings in excess of 6% of the net capital for the prior year. Of the named executive officers, in 2006 Messrs. James, Sansone, Badgett and Smack participated in the EIP, and Mr. McAbee participated in the MIP. No executive may receive a payment from both EIP and MIP for the same year. The awards made for 2006 performance constituted 39.8% of the maximum amount payable under the EIP and 47.8% of the maximum amount payable under the MIP.

Annually at its February meeting, the Compensation Committee establishes the maximum percentage (the “162(m) Cap”) of the amount available for payment under the EIP for each participant in the EIP, such that when such percentage is multiplied by the aggregate 162(m) Cap allowed under the plan, it establishes the maximum award payable for each EIP participant for that year in accordance with Section 162(m). Once the maximum amount payable is established for each participant, the Compensation Committee may exercise only downward discretion in determining the actual award. In 2006, 40% of the 162(m) Cap amount was allocated to the Chief Executive Officer and 15% of the 162(m) Cap amount was allocated to each of the other participants.

In 2006, the short-term bonuses paid to the named executive officers as expressed as a percentage of their “average annual bonus” were as follows:

	Amount of
	‘‘Average Annual Bonus”
	expressed	% of ‘‘Average
	as a percentage of	Annual Bonus”
	base salary	Paid

Donald M. James	100%	275.6%
Guy M. Badgett	60%	271.5%
James W. Smack	60%	272.7%
Daniel F. Sansone	60%	258.4%
Ronald G. McAbee	55%	284.3%

For actual short-term bonus amounts paid to each named executive officer in 2006, refer to the column headed “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table.

•	Long-Term Equity Based Incentives

Our long-term incentive compensation program, which currently consists of awards of stock options and performance shares, is designed to reward the named executive officers based on the performance of our company or its divisions, as applicable, over a period of years, and to provide potentially significant payments based on the creation of value for our shareholders, as measured by total shareholder return and EP performance. The goals of the long-term incentive program are:

•	to motivate financial performance over the long-term;

•	to recognize and reward superior financial performance;

•	to provide a retention element to our compensation program;

•	to help executive officers accumulate shares of Vulcan stock to ensure congruence with our shareholders’ interest; and

•	to promote compliance with the stock ownership guidelines for executives.

The amount awarded to each executive is based on the long-term incentive target established by the Compensation Committee. The target value of long-term awards is established by the Compensation Committee based principally on benchmark data of target awards for similar positions in similar-sized companies, at the 50th percentile. The award value of the long-term incentive grant for each executive is determined by multiplying the applicable long-term target percentage by the base salary of each named executive officer. Subject to the limitations under our 2006 Omnibus Long-Term Incentive Plan, which was approved by our shareholders last year (the “Omnibus Plan”), the Compensation Committee may adjust the award value to reflect our company’s past performance relative to total shareholder return, or other quantifiable financial measures deemed appropriate by the Compensation Committee. The Omnibus Plan provides that the Compensation Committee, in its discretion, may grant long-term awards in the form of a variety of instruments, including, among others, stock options, stock-only stock appreciation rights, performance share units, and restricted stock. The Compensation Committee has chosen in recent years to grant awards in the form of stock options and performance share units in an effort to achieve balance in bonus incentives based on general market performance (stock price) and Vulcan’s performance as compared to predetermined internal goals.

2006 Long Term Incentive Grants.  Other than a grant of stock options to Mr. James in January 2006, as described below, the Compensation Committee made no long-term incentive awards in 2006 to named executive officers, because in December 2005, the Compensation Committee awarded a second grant of stock options for that year in lieu of a grant of long-term incentive grants in 2006. This additional grant was made in 2005 so these options would not be subject to new accounting standards that require the expensing of options that became effective in 2006. Since the December 2005 grant to Mr. James, when aggregated with the earlier February 2005 grant would have exceeded the individual yearly limitation set forth in the 1996 LTIP, the portion of the December 2005 award in excess of the limit was rescinded and he received a grant of stock options in January 2006 replacing that portion of the December 2005 grant that could not be made in 2005. The exercise price for the options granted to Mr. James in January 2006 was set at the average of the high and low price of the company’s stock on the date of grant.

Timing of Equity-Based Incentive Compensation.  In recent years, the Compensation Committee has set performance targets for long-term incentive grants for the year at its February meeting. Payments, if any, pursuant to previously set performance targets are also authorized at the February meeting. As discussed above, with the exception of Mr. James in 2006, the Compensation Committee did not make long-term grants to the named executive officers since an award in lieu of a 2006 award was made in December 2005. The establishment of incentive compensation goals and the granting of stock options have not been timed with the release of non-public material information. Instead, with the exception of 2005, goals and awards consistently have been established at the February meeting. Additional stock options or other equity based incentive grants have been made to executive officers only upon hire or promotion at various times throughout the year.

Stock Ownership Guidelines.  In order to align the interest of the named executive officers with our shareholders, and to promote a long-term focus for the officers, our company has executive stock ownership guidelines for the officers of our company and its subsidiaries. All of the named executive officers currently meet or exceed by the ownership guidelines.

The guidelines for the named executive officers are expressed as a multiple of base salary as per the table below:

Multiple of Salary
Ownership
Name	Guidelines(1)

D.M. James	7x
G.M. Badgett	3x
J.W. Smack	3x
D.F. Sansone	3x
R.G. McAbee	3x

(1)	Types of ownership counted toward the guidelines include the following:

•	Stock-based thrift plan holdings;

•	Direct holdings;

•	Indirect holdings, such as shares owned by a family member, shares held in trust for the benefit of the named executive officer or family member, or shares for which such officer is trustee;

•	Stock-based holdings in the excess benefit plans;

•	Vested in-the-money options represented by the spread between the exercise price and the fair market value of options; and

•	Vested deferred stock units.

Newly elected officers have five years to meet the applicable ownership requirement. Compliance with the ownership guidelines is reviewed yearly by the Chief Executive Officer.

•	Benefits and Perquisites

Executives participate in each of the benefit plans or arrangements that are made available to all salaried employees generally, including medical and dental benefits, life, accidental death and disability insurance, and pension and savings plans. With respect to disability benefits, our company pays 100% of the premiums for individual long term disability policies that insure base pay and target bonus in excess of that insured under the group contract up to $500,000 in total. In addition, the named executive officers participate in the Unfunded Supplemental Benefit Plan and have Change of Control Employment Agreements (as described below). The Chief Executive Officer also has a Supplemental Executive Retirement Agreement which is discussed in more detail below.

We provide company-owned cars to the named executives for their use. Additionally, we pay for the insurance, maintenance and fuel for such vehicles. Executives pay a charge for personal use. We also make the company-owned aircraft available to the Chief Executive Officer and senior executives for business travel. Although the aircraft is available to the Chief Executive Officer and the named executives for personal use at the expense of the executive, there was no personal use of the aircraft in 2006.

We do not provide other perquisites to the named executive officers such as club memberships or financial planning services, except that Mr. McAbee is the designated company representative for a company-paid dining club membership used for business purposes at the Western Division.

•	Change in Control Protections

Each of our named executive officers has a change-in-control employment agreement that provides for severance payments and accelerated vesting or payment of equity-based incentive awards. We provide such protections upon a change in control in order to minimize disruptions during a pending or anticipated change in control. For more detailed information, see the discussion under the heading “Payments Upon Termination or Change In Control” below.

•	Retirement and Pension Benefits

Our company provides the following retirement and pension benefits to its named executive officers as follows:

Benefit	Reason for Providing Benefit

Retirement Income Plan	This pension plan is available to all salaried employees of our company.
Unfunded Supplemental Benefit Plan	The Unfunded Supplemental Benefit Plan counts pay ineligible to be counted under the Pension Plan and the 401(k) plan due to Internal Revenue rules. This plan is designed to provide retirement income benefits, as a percentage of pay, which are similar for all employees regardless of compensation levels. The Unfunded Supplemental Plan eliminates the effect of tax limitations on the payment of retirement benefits, except to the extent that it is an unfunded plan and a general obligation of our company.
Supplemental Executive Retirement Agreement	Only Mr. James has a SERA. The effect of the SERA is to give Mr. James 1.2 years of service credit for every year he participates in the Retirement Income Plan. The purpose of the SERA is to provide an incentive and retention device. The Plan will provide Mr. James with a full career pension in the event that he works until age 65.

A discussion of all retirement benefits provided to the named executive officers is set forth under the heading “Retirement and Pension Benefits” below.

The following table sets forth the grants of plan-based awards in 2006 to the named executive officers:

GRANTS OF PLAN-BASED AWARDS

									All Other	All Other
									Stock	Option
									Awards:	Awards:	Exercise
									Number of	Number of	or Base	Closing	Grant date
	Estimated Future Payouts					Estimated Future Payouts			Shares of	Securities	Price of	Market	fair value of
	Under Non-Equity Incentive Plan Awards					Under Equity Incentive Plan Awards			Stock	Underlying	Option	Price of	stock and
	Grant	Threshold	Target	Maximum		Threshold	Target	Maximum	or Units	Options	Awards	Underlying	option awards
Name	Date	($)	($)	($)		(#)	(#)	(#)	(#)	(#)	($/Sh) (1)	Security	($/Sh) (2)

D.M. James	1/24/06	$0	$1,125,000	$5,770,000		—	—	—	—	169,800	$69.31	$69.35	$2,843,471
G.M. Badgett	—	$0	$267,005	$2,164,000		—	—	—	—	—	—	—	—
J.W. Smack	—	$0	$264,002	$2,164,000		—	—	—	—	—	—	—	—
D.F. Sansone	—	$0	$267,005	$2,164,000		—	—	—	—	—	—	—	—
R.G. McAbee	—	$0	$226,875	N/A	(3)	—	—	—	—	—	—	—	—

(1)	Exercise price was determined using the high/low average price of the common stock on the grant date as per the 1996 LTIP.

(2)	Reflects nonqualified options granted pursuant to the 1996 LTIP . Grant date present values for these options was calculated using a Black-Scholes pricing model. For the January 24, 2006 grant, the assumptions used to determine the value of the options include: an expected volatility of 26.18% (derived using the daily closing stock prices for the five years preceding the grant date, a dividend yield of 2.16%, and interest rate of 4.34% (the rate of a U.S. Treasury note with a maturity date on five years from the grant date), and an expected time of exercise of five years from grant date.

(3)	No individual maximum is applicable since this payment was made under MIP plan, which has no individual cap.

Summary Compensation Table

The following table sets forth information concerning the compensation of our principal executive officer, principal financial officer, and our three other most highly compensated executive officers employed as of December 31, 2006, determined on the basis of their total compensation for 2006.

In accordance with Securities and Exchange Commission rules, this table reflects compensation of the named executive officers only for the most recently completed fiscal year. Information for years prior to the most recently completed fiscal year presented under previous Securities and Exchange Commission rules is available in our previous filings, which can be obtained from the SEC’s website at www.sec.gov.

							Change in Pension
							Value And
						Non-Equity	Nonqualified
				Stock		Incentive Plan	Deferred
Name and		Salary	Bonus	Awards (1)	Option Awards (1)	Compensation (2)	Compensation	All Other	Total
Principal Position	Year	($)	($)	($)	($)	($)	Earnings ($)(3)	Compensation ($)(4)	($)

Donald M. James	2006	$1,114,168	$0	$3,406,064	$4,366,486	$3,100,000	$3,703,312	$332,457	$16,022,487
Chairman and Chief Executive Officer
Guy M. Badgett, III	2006	$441,674	$0	$538,936	$268,281	$725,000	$287,749	$73,296	$2,334,936
Senior Vice President, Construction Materials Group
James W. Smack	2006	$437,504	$0	$354,298	$195,823	$720,000	$(85,148)	$63,814	$1,686,291
Senior Vice President, Construction Materials Group
Daniel F. Sansone	2006	$442,508	$0	$353,528	$184,008	$690,000	$360,514	$67,137	$2,097,695
Senior Vice President and Chief Financial Officer
Ronald G. McAbee	2006	$409,376	$0	$309,339	$140,689	$645,000	$539,357	$57,205	$2,100,966
Senior Vice President, Construction Materials Group

(1)	These columns represent the dollar amount of the 2006 accounting expense recognized for these awards granted in 2006 and prior years. Therefore, the values shown here are not representative of the amounts that may eventually be realized by an executive. The sum of the amounts shown for Mr. James is $7,772,550, of which $4,929,069 is referable to prior year awards.

Pursuant to the rules of the Securities and Exchange Commission, we have provided a grant date fair value for Stock Awards and Option Awards in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-based Payments.” For Option Awards, the fair value is estimated as of the date of grant using the Black-Scholes option pricing model, which requires the use of certain assumptions, including the risk-free interest rate, dividend yield, volatility and expected term. The risk-free interest rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period equal to or approximating the option’s expected term. The dividend yield assumption is based on our historical dividend payouts. The volatility assumption is based on the historical volatility of our common stock over a period equal to the option’s expected term and the market-based implied volatility derived from options trading on our common stock. The expected term of options granted is based on historical experience and expectations about future exercises and represents the period of time that options granted are expected to be outstanding. For Performance Share Awards, the fair value is estimated on the date of grant using a Monte Carlo simulation model. For Deferred Stock Units, the fair value is estimated on the date of grant based on the market price of our stock on the grant date.

(2)	The Executive Incentive Plan (EIP) and the Management Incentive Plan (MIP) payments were made on March 12, 2007. See discussion of EIP/MIP plans under heading “Compensation Discussion and Analysis” above. None of the named executive officers elected to defer their 2006 EIP or MIP payment.

(3)	Includes only the amount of change in pension value since our company does not provide any above market earnings on deferred compensation.

(4)	Includes personal use of company auto, nonqualified thrift plan contributions, company-paid life insurance premiums, and deferred stock unit dividend equivalents granted in 2006, as set forth in the following table:

			Company
	Non-Qualified	Qualified	Paid Life	DSU	Personal Use
	Thrift Plan	Thrift Plan	Insurance	Dividend	of Company
Name	Contributions	Contributions	Premiums	Equivalents	Auto	Total

D.M. James	$188,567	$13,000	$1,440	$126,888	$2,562	$332,457
G.M. Badgett	$34,704	$13,000	$1,440	$22,285	$1,867	$73,296
J.W. Smack	$33,857	$13,000	$1,440	$13,403	$2,114	$63,814
D.F. Sansone	$39,565	$13,000	$1,440	$13,085	$47	$67,137
R.G. McAbee	$33,608	$9,000	$1,440	$11,896	$1,261	$57,205

Certain information concerning each exercise of stock option and each vesting of stock during the fiscal year ended December 31, 2006, for each of the named executive officers on an aggregate basis is set forth in the table below.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
	Number of	Value	Number of	Value
	Shares Acquired	Realized on	Shares Acquired	Realized on
Name	on Exercise (#)	Exercise ($)(1)	on Vesting (#)(2)	Vesting ($)(3)

D.M. James	180,000	$10,462,787	58,534	$4,623,601
G.M. Badgett	22,650	$1,278,511	9,667	$763,596
J.W. Smack	22,650	$1,465,154	5,662	$447,241
D.F. Sansone	4,875	$343,038	5,112	$403,797
R.G. McAbee	0	$0	4,281	$338,156

(1)	Calculated by multiplying the difference between the market price of the common stock at exercise and the option exercise price by the number of options exercised.

(2)	Represents the common stock portion of Performance Share Units earned under the 1996 LTIP, which were paid out in 50% cash and in 50% stock.

(3)	Calculated by multiplying the number of performance share units vested by the high/low average price of the common stock on the vesting date.

•	Deferred Compensation Plan

Our Executive Deferred Compensation Plan was established in 1998 to allow executives to defer a portion of their current year’s compensation in a tax efficient manner. We believe that providing a tax deferral plan gives our executives flexibility in tax and financial planning and provides an additional benefit at little cost to our shareholders. Vulcan does not make any contributions to the plan on behalf of the participants. Because our company purchases assets that mirror, to the extent possible, participants’ deemed investment elections under the Plan, the only costs to our company related to the plan are administrative costs and any contributions which may be necessary to true-up account balances with deemed investment results. The plan allows executives with annual compensation (base salary and average annual short-term bonus) of $180,000 or more, to defer receipt of up to 50% of salary, up to 100% of annual cash bonus and beginning in 2007, up to 100% (net of taxes) of long-term incentive awards which are not excluded from deferral eligibility by the Internal Revenue Code (or regulations thereunder), as described below, until a date selected by the participant. The amounts deferred are deemed invested as designated by participants in our company common stock (a “phantom stock” account) or in dollar-denominated accounts that mirror the gains or losses of the various investment options available under our company’s 401(k) plan. The Plan does not offer any guaranteed return to participants.

The Plan is funded by a “rabbi trust” arrangement owned by our company which holds assets that correspond to the deemed investments of the Plan participants. Participants have an unsecured contractual commitment from our company to pay when due the amounts to which the participants are entitled. Upon the death or disability of a participant or upon a change in control of our company (as defined on page 37 of this Proxy Statement), all deferred amounts and all earnings related thereto will be paid to the participant in a single lump sum cash payment.

Effective for deferrals made after January 1, 2007, the Plan will permit executives to defer Performance Share Units (“PSU”) and Deferred Stock Units (“DSU”) into the Plan which would, absent such deferral, be distributed to the executives. The PSU and DSU deferrals, other than described below, will be credited to the Plan participant accounts in the form of phantom stock and an equal number of shares of Vulcan common stock would be deposited by Vulcan in the rabbi trust. The only exceptions are the PSU distributions scheduled for payment in 2007 which were distributed one-half in cash and one-half in stock, and accordingly, deferrals were proportionately allocated between the cash account and the stock account. Deferrals of long-term incentive compensation payments are invested in phantom stock and may not be reallocated to an alternative investment option.

The following table shows the contributions, earnings, distributions and year-end account values for the named executives under the Plan.

Nonqualified Deferred Compensation Plan

		Registrant	Aggregate		Aggregate
	Executive	Contributions in	Earnings in	Aggregate	Balance at
	Contributions in	Last Fiscal	Last Fiscal	Withdrawals/	Last Fiscal
	Last Fiscal Year	Year(1)	Year(1)	Distributions	Year(2)
Name	($)	($)	($)	($)	($)

D.M. James	$118,168	$0	$448,596	$0	$2,094,331
G.M. Badgett	$0	$0	$5,310	$0	$34,861
D.F. Sansone	$0	$0	$144,915	$0	$1,043,172
J.W. Smack	$0	$0	$141,428	$0	$3,203,503
R.G. McAbee	$0	$0	$0	$0	$0

(1)	These amounts are not reported in the Summary Compensation Table.

(2)	Includes both the executive contributions and the earnings on those contributions. The amounts contributed by the executives are included in the amounts reported in the Summary Compensation Table in the year of deferral. The earnings are not reported as our company does not provide for above market earnings on deferred compensation.

Outstanding Equity Awards at Fiscal Year-End

Certain information concerning unexercised options, stock that has not vested and equity incentive plan awards for each of the named executive officers outstanding as of the end of the fiscal year ended December 31, 2006 is set forth in the table below.

	Option Awards						Stock Awards
												Equity
												Incentive
										Equity		Plan Awards:
										Incentive		Market or
				Equity Incentive					Market	Plan Awards:		Payout
	Number of		Number of	Plan Awards:			Number		Value of	Number		Value of
	Securities		Securities	Number			of Shares		Shares or	of Unearned		Unearned
	Underlying		Underlying	of Securities			or Units		Units of	Shares, Units		Shares, Units or
	Unexercised		Unexercised	Underlying	Option		of Stock		Stock That	or Other		Other Rights
	Options		Options	Unexercised	Exercise	Option	That Have		Have Not	Rights That Have		That Have
	#		#	Unearned	Price	Expiration	Not Vested		Vested $	Not Vested		Not Vested $
Name	Exercisable		Unexerciseable	Options #	$	Date	#(11)		(13)	#(12)		(13)

D.M. James	135,000		0		$32.9467	2/12/2008	33,172	(6)	$2,981,168	60,000	(9)	$5,392,200
	195,000		0		$45.1667	2/11/2009	32,557	(7)	$2,925,898	72,000	(10)	$6,470,640
	220,000		0		$42.3438	2/10/2010	45,328	(8)	$4,073,627
	200,000		0		$44.9000	2/9/2011
	160,000	(1)	40,000		$45.9500	2/7/2012
	87,000	(2)	58,000		$31.4650	2/13/2013
	52,000	(3)	78,000		$46.7600	2/12/2014
	58,400	(4)	87,600		$57.0950	2/10/2015
	118,000	(5)	0		$68.6300	12/8/2015
	169,800	(5)	0		$69.3100	1/24/2016

G.M. Badgett	21,225		0		$32.9467	2/12/2008	5,528	(6)	$496,801	9,820	(9)	$882,523
	30,225		0		$45.1667	2/11/2009	5,426	(7)	$487,635	8,600	(10)	$772,882
	38,000		0		$42.3438	2/10/2010	8,539	(8)	$767,400
	31,000		0		$44.9000	2/9/2011
	24,800	(1)	6,200		$45.9500	2/7/2012
	16,800	(2)	11,200		$31.4650	2/13/2013
	10,000	(3)	15,000		$46.7600	2/12/2014
	10,400	(4)	15,600		$57.0950	2/10/2015
	51,000	(5)	0		$68.6300	12/8/2015

Smack, J.W.	19,800		0		$32.9467	2/12/2008	3,318	(6)	$298,189	5,892	(9)	$529,514
	30,225		0		$45.1667	2/11/2009	3,256	(7)	$292,617	8,600	(10)	$772,882
	30,000		0		$42.3438	2/10/2010	5,165	(8)	$464,179
	20,000		0		$44.9000	2/9/2011
	16,000	(1)	4,000		$45.9500	2/7/2012
	9,600	(2)	6,400		$31.4650	2/13/2013
	6,000	(3)	9,000		$46.7600	2/12/2014
	10,400	(4)	15,600		$57.0950	2/10/2015
	51,000	(5)	0		$68.6300	12/8/2015

D.F. Sansone	23,025		0		$32.9467	2/12/2008	3,318	(6)	$298,189	6,000	(9)	$539,220
	17,775		0		$45.1667	2/11/2009	3,256	(7)	$292,617	4,600	(10)	$413,402
	29,000		0		$42.3438	2/10/2010	4,850	(8)	$435,870	4,000	(10)	$359,480
	19,000		0		$44.9000	2/9/2011
	15,200	(1)	3,800		$45.9500	2/7/2012
	9,000	(2)	6,000		$31.4650	2/13/2013
	4,800	(3)	7,200		$46.7600	2/12/2014
	5,600	(4)	8,400		$57.0950	2/10/2015
	4,800	(4)	7,200		$54.8350	5/13/2015
	51,000	(5)	0		$68.6300	12/8/2015

	Option Awards						Stock Awards
												Equity
												Incentive
										Equity		Plan Awards:
										Incentive		Market or
				Equity Incentive					Market	Plan Awards:		Payout
	Number of		Number of	Plan Awards:			Number		Value of	Number		Value of
	Securities		Securities	Number			of Shares		Shares or	of Unearned		Unearned
	Underlying		Underlying	of Securities			or Units		Units of	Shares, Units		Shares, Units or
	Unexercised		Unexercised	Underlying	Option		of Stock		Stock That	or Other		Other Rights
	Options		Options	Unexercised	Exercise	Option	That Have		Have Not	Rights That Have		That Have
	#		#	Unearned	Price	Expiration	Not Vested		Vested $	Not Vested		Not Vested $
Name	Exercisable		Unexerciseable	Options #	$	Date	#(11)		(13)	#(12)		(13)

R.G. McAbee	5,250		0		$32.9467	2/12/2008	3,318	(6)	$298,189	5,892	(9)	$529,514
	17,775		0		$45.1667	2/11/2009	3,256	(7)	$292,617	5,000	(10)	$449,350
	23,000		0		$42.3438	2/10/2010	3,795	(8)	$341,057
	15,000		0		$44.9000	2/9/2011
	12,000	(1)	3,000		$45.9500	2/7/2012
	6,600	(2)	4,400		$31.4650	2/13/2013
	6,000	(3)	9,000		$46.7600	2/12/2014
	6,000	(4)	9,000		$57.0950	2/10/2015
	30,000	(5)	0		$68.6300	12/8/2015

Options in footnotes 1 through 4 vest at a rate of 20% per year in years 1-5.

(1)	Options with vesting dates of 2/7/03, 2/7/04, 2/7/05, 2/7/06, and 2/7/07.

(2)	Options with vesting dates of 1/1/04, 1/1/05, 1/1/06, 1/1/07, and 1/1/08.

(3)	Options with vesting dates of 1/1/05, 1/1/06, 1/1/07, 1/1/08, and 1/1/09.

(4)	Options with vesting dates of 12/31/05, 12/31/06, 12/31/07, 12/31/08, and 12/31/09.

(5)	Options fully vested at grant date, with a three-year resale restriction.

Deferred Stock Units DSUs in footnotes 6 through 8 vest at the rate of 20% per year in years 6-10.

(6)	DSUs with vesting dates of 3/1/07, 3/1/08, 31/09, 3/1/10, and 3/1/11.

(7)	DSUs with vesting dates of 3/1/08, 3/1/09, 31/10, 3/1/11, and 3/1/12.

(8)	DSUs with vesting dates of 3/1/09, 3/1/10, 31/11, 3/1/12, and 3/1/13.

Performance Share Units PSUs in footnotes 9 — 10 vest 100% after a three-year performance period to the extent pre-established performance criteria are satisfied.

(9)	PSUs with vesting date of 1/1/2007.

(10)	PSUs with vesting date of 12/31/2007.

(11)	DSUs include dividend equivalents through 12/31/2006.

(12)	PSUs adjusted for company performance through 12/31/2006.

(13)	Calculated by multiplying the number of shares by the closing price of the common stock on the New York Stock Exchange on December 29, 2006, the last trading day of the year.

RETIREMENT AND PENSION BENEFITS

Generally all full-time, salaried employees of our company, including the named executive officers, participate in our company’s funded pension plan after completing one year of service. Retirement benefits become payable as early as the date on which participants both attain age 55 and complete one year of service.

The following table provides for each named executive the number of years of credit service and present value of accumulated benefits as of December 31, 2006, under each plan in which the executive participates. The narrative that follows this table provides a description of the material features of each plan.

	Pension Benefits
		Number of	Present
		years of	value of	Payments
		credited	accumulated	during last
		service	benefit	fiscal Year
Name	Plan Name	(#)	($)	($)

D.M. James	Retirement Income Plan	14	430,545	0
	Supplemental Benefit Plan	14	5,027,773	0
	Supp. Executive Retirement Agreement	14	6,502,488	0
G.M. Badgett	Retirement Income Plan	36 1/12	1,038,634	0
	Supplemental Benefit Plan	36 1/12	2,475,603	0
J.W. Smack	Retirement Income Plan	24 2/12	891,327	0
	Supplemental Benefit Plan	24 2/12	2,137,126	0
D.F. Sansone	Retirement Income Plan	18 10/12	437,721	0
	Supplemental Benefit Plan	18 10/12	1,043,966	0
R.G. McAbee	Retirement Income Plan	33	1,024,627	0
	Supplemental Benefit Plan	33	1,925,757	0

1. The present value of accumulated benefits are based on benefits payable at age 62, the earliest age under the plans at which benefits are not reduced, or current age if the participant is older than age 62.

2. The following FAS 87 assumptions as of 12/31/2006 were used to determine the above present values:

•	Discount rate of 5.70%

•	Mortality based on the 2000RP combined healthy table

•	Lump sum payments after 2007 are based on estimated PPA provisions

•	SERP and SERA benefits assumed to be paid as a 10 Year Certain Annuity

•	For the Qualified Plan, 50% of the 12/31/2000 benefit is assumed to be paid as a lump sum, with the remainder of the accrued benefit assumed to be paid as a single life annuity

•	Retirement Income Plan

The Retirement Income Plan for Salaried Employees (the “Retirement Plan”) provides benefits under a funded noncontributory defined benefit plan and covers most salaried employees, including all executive officers. In order to attract and retain high quality employees, we believe that it is necessary for our company to provide an attractive employee benefits package that includes a competitive retirement program.

Salaried employees automatically enter the Plan if they are at least age 21 and have one year of employment service, as defined in the Plan. The normal retirement date is defined in the Plan as the first day of the calendar month immediately following a participant’s 65th birthday, however, service continues to accrue under the Plan if the participant works beyond age 65 (subject to a maximum service cap of 40 years). The amount of benefit is based on earnings, service and the age at which a participant commences receiving a benefit. Eligible earnings under the Plan, or “Final Average Earnings”, is the average of a participant’s highest 36 consecutive months of earnings and includes base monthly salary and any awards under the Executive Incentive Plan and Management Incentive Plan, as reflected in the “Salary” and “Non-equity Incentive Plan Compensation” columns of the Summary Compensation Table. Under Section 415 of the Internal Revenue Code, the maximum annual benefit allowable under the Plan for an employee retiring at age 65 in 2006 is $175,000, an amount which may change in subsequent years as determined by the Internal Revenue Service. In addition, Section 401 of the Code limits the amount of a participant’s compensation which may be taken into account under the Plan to $220,000, an amount which is also subject to change by the Internal Revenue Service.

The Retirement Plan formula provides a monthly benefit equal to 0.9% of Final Average Earnings per year of service accrued prior to age 45, plus 1.2% of Final Average Earnings per year of service accrued after age 44, plus .5% of Final Average Earnings in excess of 50% of the Social Security Wage Base applied to all years of service. A vested participant may commence receiving early retirement benefits under the Plan as early as age 55. The amount of early retirement reduction depends on the age of a participant when active employment ceases. If active employment ceases after age 55 and retirement income commences at age 62, or later, the monthly benefit is unreduced. However, if the benefit commences prior to age 62 the monthly benefit is reduced at a rate of 7% per year for commencement between ages 55 and 62. If active employment ceases prior to age 55, the monthly benefit is actuarially reduced for commencement between ages 55 and 65.

A participant must have either five years of vesting service, as defined in the Plan, or be at least age 55 with one year of vesting service to be vested and eligible for a benefit. The normal form of retirement benefit under the Plan for an unmarried participant is a Single Life Annuity, which is a monthly payment for life. The normal form of retirement benefit under the Plan for a married participant is a 75% Joint and Survivor Annuity, which is a monthly payment for the life of the participant, and thereafter 75% of that amount to the surviving spouse payable for their lifetime. The 75% Joint and Survivor Annuity is actuarially adjusted to account for two life expectancies. The Plan also provides that the participant may elect to choose among three additional Joint and Survivor options, three Period Certain Options, a Social Security Option and a Lump Sum Option (only for benefits accrued prior to 2001). The optional forms of payment are subject to actuarial adjustment. An election by a married participant of an option other than the normal form requires spousal consent.

•	Unfunded Supplemental Benefit Plan

The Unfunded Supplemental Benefit Plan for Salaried Employees (the “Supplemental Plan”) enables our company to pay, to any person whose pension under the Retirement Plan has been reduced as a result of the limitations imposed by Sections 401 and 415 of the Internal Revenue Code, an amount equal to the difference between the amount the person would have received under the Retirement Plan had there been no limitations and the amount the person will receive under the Retirement Plan after giving effect to the limitations.

The Supplemental Plan is unfunded and amounts due the employees covered thereby are considered to be general obligations of our company; however, the Supplemental Plan contains provisions which allow for the funding of a rabbi trust to improve the security of the benefit, to some extent, upon the occurrence of a Change in Control (as defined in the Supplemental Plan). The determination of the benefit amount and the payment options under the Supplemental Plan are the same as the Retirement Plan except as follows. Effective January 1, 2007 the Supplemental Plan was amended to allow existing participants to make an election to receive supplemental pension benefits in the form of installment payments over a period of ten years, thereby accelerating payout somewhat and minimizing to some extent the risk of future non-payment. The installment payments are actuarially equivalent to the various annuity options available under the Plan. New participants in the Supplemental Benefit Plan on or after January 1, 2007 automatically will receive their supplemental pension benefits in the form of installment payments over a period of ten years and have no other payment options.

•	Supplemental Executive Retirement Agreement

Mr. James is entitled to benefits under a Supplemental Executive Retirement Agreement (“SERA”) which provides for additional retirement benefit based on the formula in the Retirement Plan using his actual years of service multiplied by 1.2. The maximum benefit service provided by the combination of the SERA and the Retirement Plan is 40 years. Under the SERA, Mr. James was credited as of December 31, 2006, with additional service years. The SERA is an unfunded, noncontributory defined benefit plan.

The SERA was established in 2001 as an additional retention incentive for the Chief Executive Officer. This program enhances the amount of monthly retirement benefit to address the fact that Mr. James was a mid-career hire by Vulcan and is otherwise unable to accrue a full benefit under the current qualified and excess benefit plans.

The following named executives are currently eligible for early retirement under the following plans. Eligible under the Retirement Income Plan and the Unfunded Supplemental Benefit Plan are Donald M. James (age 58), Guy M. Badgett III (age 59), James W. Smack (age 64) and Ronald G. McAbee (age 60). Mr. James is also currently eligible for early retirement under the SERA.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, our company considers the significant amount of time that directors expend on fulfilling their duties to our company, as well as the limited pool of, and competition among public companies for, well-qualified Board members. Additional amounts are paid to committee chairs in recognition of the substantial responsibilities of the chair. Directors are subject to a minimum share ownership requirement. Within five years of becoming a director, each director is required to own at least 5,000 shares of our company’s common stock. Shares or units held by a director under a deferred compensation plan are included in calculating the director’s ownership.

Cash Compensation Paid to Board Members.  Members of the Board who are not employees of our company are paid a retainer of $45,000 per year, plus the following fees:

•	$5,000 Board meeting fee for in-person attendance;

•	$3,000 Committee meeting fee for in-person attendance;

•	$1,500 Board and committee fees for telephonic meetings or actions by written consent;

•	$10,000 Audit Committee chair retainer fee; and

•	$5,000 Retainer fee for all other committee chairs.

Deferred Compensation Plan.  We maintain a Deferred Compensation Plan for Directors Who Are Not Employees of our company (the “Directors’ Deferred Compensation Plan”) under which non-management directors are permitted to defer the cash compensation to which they are entitled for specified periods or until they cease to be directors. The deferred amounts, at the election of the director, either (i) are credited with interest at prescribed rates or (ii) are converted into a number of deferred stock units equivalent to the number of shares of our company’s common stock (based on the market price at the time of deferral) that could be purchased with the amount deferred. Whenever a dividend is paid on Vulcan’s common stock, the deferred stock unit accounts are credited with an additional number of stock units corresponding to the amount of the dividend. At the end of the deferral period, the deferred stock units are settled in shares of our company’s common stock and interest-based deferrals are settled in cash. The Directors’ Deferred Compensation Plan also provides for a lump-sum settlement of the director’s deferred compensation account in stock or cash, as applicable, if following a Change of Control (as defined in the Directors’ Deferred Compensation Plan) (i) the participating director ceases to be a member of the Board, (ii) the Directors’ Deferred Compensation Plan is terminated or (iii) our company’s capital structure is changed materially. The Directors’ Deferred Compensation Plan was approved by our company’s shareholders in 1993.

Deferred Stock Units.  Equity grants are awarded to our non-management directors on an annual basis. These grants represent a significant portion of their compensation package. We believe that equity grants promote a greater alignment of interests between our directors and our shareholders through increasing their ownership of our common stock. Further, we believe that equity grants support our ability to attract and retain qualified individuals to serve as directors of our company by affording them an opportunity to share in our future success.

On June 1, 2006, 1,000 Deferred Stock Units (DSUs) were granted to each non-management director serving on that date pursuant to the 2006 Omnibus Long-Term Incentive Plan (“2006 LTIP”), which was approved by our shareholders in 2006. These units vest on the third anniversary of the grant; however, payment may be deferred beyond that date. The DSUs are an unfunded, unsecured obligation of our company and no shares have been set aside for these grants. The non-management directors have no right to receive the DSUs until the restrictions imposed either lapse or are waived. Generally, the restrictions expire at the earliest of vesting or when the non-management director reaches age 72 (or the then current mandatory retirement age for directors), or the non-management director ceases to be a director because of death, disability, or change in control. However, the Compensation Committee, subject to Board approval, may waive restrictions in the event the non-management director fails to remain a director for any reason other than retirement at the mandatory age, death or disability. During the period the shares are restricted, the non-management directors have no right to vote the shares. Dividend equivalents are credited as additional DSUs quarterly when dividends are paid on our stock. The deferred stock units are settled in Vulcan shares when the restrictions expire.

In prior years, grants to our directors were made under the Restricted Stock Plan or the Deferred Stock Plan. No further grants will be made under either of these Plans.

Director Summary Compensation Table

The table below summarizes the compensation paid by our company to non-employee directors for the fiscal year ended December 31, 2006.

					Change in
					Pension
	Fees				Value and
	Earned or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
Name(1)	Cash	Awards(2)	Awards	Compensation	Earnings	Compensation(3)	Total

Philip J. Carroll	$120,500	$83,293	$0	$0	$0	$0	$203,793
Livio D. DeSimone	$110,000	$106,770	$0	$0	$0	$0	$216,770
Phillip W. Farmer	$108,000	$69,780	$0	$0	$0	$0	$177,780
H. Allen Franklin	$115,500	$39,124	$0	$0	$0	$0	$154,624
Douglas J. McGregor	$103,500	$65,533	$0	$0	$0	$0	$169,033
James V. Napier	$125,500	$106,770	$0	$0	$0	$0	$232,270
Donald B. Rice	$117,500	$70,728	$0	$0	$0	$0	$188,228
Orin R. Smith	$116,000	$87,822	$0	$0	$0	$0	$203,822
Vincent J. Trosino	$91,500	$33,459	$0	$0	$0	$0	$124,959

(1)	Donald M. James, Chief Executive Officer and Chairman of the Board, is not included in this table as he is an employee of our company and receives no additional compensation for his service as director. Mr. James’ compensation is shown in the Summary Compensation Table.

(2)	This column represents the dollar amount of the 2006 accounting expense recognized for these awards granted in 2006 and prior years. Therefore, the values shown here are not representative of the amounts that may eventually be realized by a director. Pursuant to the rules of the Securities and Exchange Commission, we have provided a grant date fair value for Stock Awards in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-based Payments.” For Deferred Stock Units and Restricted Stock, the fair value is estimated on the date of grant based on the market price of our stock on the grant date. At December 31, 2006, the aggregate number of restricted stock units and deferred stock units accumulated on their account for all years of service, including dividend equivalent units were:

Name	Units

Philip J. Carroll	6,802
Livio D. DeSimone	34,411
Phillip W. Farmer	7,038
H. Allen Franklin	4,273
Douglas J. McGregor	9,108
James V. Napier	12,658
Donald B. Rice	31,058
Orin R. Smith	12,258
Vincent J. Trosino	7,586

The shares and phantom shares are included in the Stock Ownership table above.

(3)	None of the directors received perquisites or other personal benefits in excess of $10,000.

PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

This section describes and estimates payments that could be made to the named executive officers under different termination and change in control events. The estimated payments would be made under the terms of our company compensation and benefits programs or the change in control severance agreements with each of the named executive officers. The amount of potential payments is calculated as if the different events occurred as of December 31, 2006 and assumes that the price of our company’s common stock is the closing market price as of December 31, 2006.

•	Description of Termination and Change in Control Events

The following charts list different types of termination and change in control, or “CIC”, events that can affect the treatment of payments under our company’s compensation and benefit programs. These events also affect payments to the named executive officers under their CIC employment agreements. Except for Messrs. James and Sansone, no payments are made under the CIC agreements unless, within two years of the change in control, the named executive officer is involuntarily terminated or he voluntarily terminates for good reason (as described below) (double trigger CIC agreements). The agreements with Messrs. James and Sansone provide for a 30-day window immediately following the first anniversary of the CIC during which they may elect to terminate their employment and receive the benefits provided under the CIC agreement (single trigger CIC agreements).

•	Termination Events

•	Retirement or Retirement Eligible — Termination of a named executive officer who is at least 55 years old and has at least one year of credited service.

•	Resignation — Voluntary termination of a named executive officer who is not retirement eligible.

•	Lay Off — Termination by Vulcan of a named executive officer who is not retirement eligible.

•	Involuntary Termination — Termination of a named executive officer for cause. Cause includes individual performance below minimum performance standards and misconduct.

•	Death or Disability — Termination of a named executive officer due to death or disability.

•	CIC-Related Events

•	Acquisition by another entity of 20% or more of our common stock, or following a merger with another entity our shareholders own 65% or less of the company surviving the merger.

•	Involuntary CIC Termination or Voluntary CIC Termination for Good Reason — Employment is terminated within two years of a CIC, other than for cause, or the employee voluntarily terminates for Good Reason.

“Good reason” for voluntary termination within two years of a CIC is generally satisfied when there is a reduction in salary, incentive compensation opportunity or benefits, relocation of over 35 miles or a diminution in duties and responsibilities.

The following chart describes the treatment of different pay and benefit elements in connection with the termination events shown.

Lay Off
(Involuntary
	Retirement/	Termination			Involuntary
	Retirement	Not For		Death or	Termination
Program	Eligible	Cause)	Resignation	Disability	(For Cause)

Pension: - Qualified Plan - Non-Qualified Plan - SERA	Participant may commence benefit payment	Participant is considered Terminated Vested	Participant is considered Terminated Vested	Spouse may commence survivor benefit on or after the date that the Participant would have attained age 55	Participant may commence benefit payment or will be Terminated Vested depending on age

Executive Deferred Compensation	Payment commences the year after retirement in the form elected	Payout made the year following the year of termination in a lump sum	Payout made the year following the year of termination in a lump sum	Payment commences the year after death or disability in the form elected	Payout made the year following the year of termination in a lump sum

MIP and EIP	Eligible to receive full payment	Eligible to receive full payment	Eligible to receive full payment	Eligible to receive full payment	No payment

Stock Options	Full term to exercise vested options; non-vested options continue to vest; Noncompetition agreement required for exercising vested options.	Non-vested options forfeited; 30 days to exercise vested options	Non-vested options forfeited; 30 days to exercise vested options	Vesting accelerated. Under death, estate has one year to exercise. Under disability, have full remaining term to exercise.	Forfeit all, vested and non-vested

DSUs	If age 62 or older, deemed fully vested; otherwise forfeit non-vested DSUs	Non-vested are forfeited	Non-vested are forfeited	Vesting is accelerated on a pro-rata basis	Non-vested are forfeited

PSUs	Deemed fully vested	Non-vested are forfeited	Non-vested are forfeited	Vesting is accelerated on a pro-rata basis	Forfeit all, vested and non-vested

Thrift Plan	May take payment or defer until age 70 1/2	May take payment or defer until age 70 1/2	May take payment or defer until age 70 1/2	Account distributed by March 1 of the following year	May take payment or defer until age 70 1/2

Supplemental Thrift Plan	May take payment or defer until age 70 1/2	May take payment or defer until age 70 1/2	May take payment or defer until age 70 1/2	Account distributed by March 1 of the following year	May take payment or defer until age 70 1/2

Severance Benefits	None	None	None	None	None

Health Benefits	May continue to age 65 if age + service at least 70	Coverage ceases; eligible for coverage extension under COBRA	Coverage ceases; eligible for coverage extension under COBRA	Under age 55, 3 months spousal extension, then COBRA; over age 55, same as retiree	Under age 55, same as resignation; over age 55, same as retiree

The following table describes treatment of payments under pay and benefit programs upon a change in control, and upon a termination (voluntary or involuntary) upon a CIC.

Plan or Program	CIC	CIC with Termination

Pension: • Qualified Plan • Non-Qualified • SERA	No impact	Service ceases except to the extent that additional service is provided under the terms of the CIC agreements
Executive Deferred Compensation Plan	Accelerate all deferred amounts and pay lump sum within 10 business days	Accelerate all deferred amounts and pay lump sum within 10 business days
EIP	The amount paid will be equal to the greater of (A) the average bonus during the three preceding years, (B) the target bonus, or (C) the bonus determined under the Plan for the year in which the CIC occurs.	The amount paid will be equal to the greater of (A) the average bonus during the three preceding years, (B) the target bonus, or (C) the bonus determined under the Plan for the year in which the CIC occurs.
MIP	The amount paid will be equal to the greater of (A) the target bonus, or (B) the bonus as determined under the Plan based upon our company’s actual performance.	The amount paid will be equal to the greater of (A) the target bonus, or (B) the bonus as determined under the Plan based upon our company’s actual performance; shall be paid within 90 days of CIC.
Stock Options	Immediately deemed fully vested and exercisable; remaining term to exercise	Immediately deemed fully vested and exercisable; remaining term to exercise
DSUs	All immediately deemed non-forfeitable; pay on 90th day following a Change in Control	All immediately deemed non-forfeitable; pay on 90th day following a Change in Control
PSUs	All immediately deemed non-forfeitable; pay no later that 2 1/2 months after end of award period	All immediately deemed non-forfeitable; pay no later that 2 1/2 months after end of award period
Thrift Plan	No impact	Service ceases except to the extent that additional service is provided under the terms of the CIC agreements. Participant entitled to distribution
Supplemental Thrift Plan	No impact	Participant entitled to distribution
Severance Benefits	No Impact	Payment is 3 times the named executive’s annual base salary, short-term bonus and LTI amount.
Health Benefits	No impact	3 year coverage extension

•	Potential Payments

This section describes and estimates payments that would become payable to the named executive officers upon a termination or change in control as of December 31, 2006.

Pension Benefits

The monthly amounts that would have become payable to the named executive officers if the termination events occurred as of December 31, 2006 under the Tax-Qualified Plan and the SERA are itemized in the chart below. The amounts shown in the chart are monthly benefit amounts whereas the pension values shown in the Summary Compensation and Pension Benefits Tables are present values of all the monthly values anticipated to be paid over the lifetimes of the named executive officers and their spouses. These plans are described in the notes following the Pension Benefits Table. All the named executive officers, except Mr. Sansone, were retirement eligible on December 31, 2006. The benefits were determined using the same assumptions used to compute benefit values in the Pension Benefit Table with three exceptions. The benefit payments were assumed to commence as soon as possible instead of at normal retirement; approximate early retirement reductions were applied. And, the benefits were not adjusted to reflect optional forms of payment; all benefits are the amounts that would be paid monthly over the named executive officer’s life, except for the value of CIC enhanced benefits which would be paid in a lump sum.

			Resignation or	Death
			Involuntary	(Monthly	CIC (Value
	Retirement		Retirement	Payments to a	of Enhanced
	(Monthly Payments)		(Monthly Payments)	Spouse)	Benefits)(1)
Name	($)		($)	($)	($)

D.M. James	Tax-Qualified	2,760	Same as Retirement	2,513	0
	Non-Qualified	35,497	Same as Retirement	32,316	0
	SERA	63,945	Same as Retirement	58,213	8,270,886
	Defined Contribution	0	None	0	604,701
G.M. Badgett	Tax-Qualified	6,846	Same as Retirement	5,802	0
	Non-Qualified	18,011	Same as Retirement	15,264	1,634,918
	Defined Contribution	0	None	0	143,111
J.W. Smack	Tax-Qualified	6,486	Same as Retirement	4,216	0
	Non-Qualified	17,242	Same as Retirement	11,208	453,746
	Defined Contribution	0	None	0	140,571
D.F. Sansone	Tax-Qualified	Not Eligible	Not Eligible	Not Eligible	0
	Non-Qualified	Not Eligible	Not Eligible	Not Eligible	1,056,053
	Defined Contribution	0	None	0	157,694
R.G. McAbee	Tax-Qualified	6,966	Same as Retirement	5,371	0
	Non-Qualified	14,502	Same as Retirement	11,182	1,075,122
	Defined Contribution	0	None	0	127,823

(1)	Value of retirement and defined contribution enhancements are payable in lump sum in the event of a CIC.

In accordance with CIC Employment Agreements, lump sum values for non-qualified and SERA pension benefits are based upon the granting of three years of service for each named executive, except for Mr. James, who would receive credit for 6.6 years of service. The defined contribution amounts represent three years of company matching contributions for each executive.

Long-Term Incentives

Deferred Stock Units (DSUs)

The chart below shows the number of DSUs for which vesting would be accelerated under certain events:

			CIC
	Retirement		(With or Without Termination)
	Number of	Total Number of	Number of	Total Number of
	Deferred Stock	Deferred Stock	Deferred Stock	Deferred Stock
	Units with	Units following	Units with	Units following
	Accelerated	Accelerated	Accelerated	Accelerated
	Vesting	Vesting	Vesting	Vesting
Name	(#)	(#)	(#)	(#)

D.M. James	0	0	111,057	111,057
G.M. Badgett	0	0	19,493	19,493
J.W. Smack	11,739	11,739	11,739	11,739
D.F. Sansone	0	0	11,424	11,424
R.G. McAbee	0	0	10,369	10,369

Performance Share Units (PSUs)

The chart below shows the number of PSUs for which vesting would be accelerated under certain events:

			CIC
	Retirement		(With or Without Termination)
	Number of	Total Number of	Number of	Total Number of
	Performance	Performance Share	Performance	Performance Share
	Share Units with	Units following	Share Units with	Units following
	Accelerated	Accelerated	Accelerated	Accelerated
	Vesting	Vesting	Vesting	Vesting
Name	(#)	(#)	(#)	(#)

D.M. James	36,000	66,000	36,000	66,000
G.M. Badgett	4,300	9,300	4,300	9,300
J.W. Smack	4,300	7,300	4,300	7,300
D.F. Sansone	0	3,000	4,300	7,300
R.G. McAbee	2,500	5,500	2,500	5,500

Stock Options

Stock Options would be treated as described in the termination and CIC charts above. The chart below shows the number of stock options for which vesting would be accelerated under certain events:

			CIC
	Retirement		(With or Without Termination)
	Number of	Total Number of	Number of	Total Number of
	Options with	Options following	Options with	Options following
	Accelerated Vesting	Accelerated Vesting	Accelerated Vesting	Accelerated Vesting
Name	(#)	(#)	(#)	(#)

D.M. James	263,600	1,658,800	263,600	1,658,800
G.M. Badgett	48,000	281,450	48,000	281,450
J.W. Smack	35,000	228,025	35,000	228,025
D.F. Sansone	0	179,200	32,600	211,800
R.G. McAbee	25,400	147,025	25,400	147,025

Executive Deferred Compensation Plan

The aggregate balances reported in the Nonqualified Deferred Compensation Table would be payable to the named executive officers as described in the termination events and CIC-Related Events chart above. There is no enhancement or acceleration of payments under these plans associated with termination of CIC events, other than the lump sum payment opportunity described in the above charts. The lump sums that would be payable are those that are reported in the Nonqualified Deferred Compensation Table.

Health Benefits

Because Messrs. James, Badgett, Smack and McAbee are eligible for early retirement and health care benefits are provided to early retirees, there is no incremental payment associated with the termination or CIC events. At the end of 2006, Mr. Sansone was not eligible for early retirement; therefore, health care benefits would not become available until he reached age 55, except in the case of a CIC-Related Termination, as described in the CIC-Related Events chart. The estimated cost of providing three years of group health insurance premiums for Mr. Sansone is $35,064.

Severance Benefits

Our company has entered into individual CIC Employment Agreements with each of the named executive officers. In addition to the treatment of the benefits described above the named executive officers are entitled to a severance benefit, if within two years of a CIC they are involuntarily terminated, not for cause, or they voluntarily terminate for Good Reason. Further, Messrs. James and Sansone may elect to voluntarily terminate their employment during the thirty days following the first anniversary of a CIC, and receive severance benefits. In any case, benefits are not paid unless the named executive officer releases us from any claims he may have against us.

The CIC severance payment is three times the named executive officer’s base annual salary, short-term bonus, and LTI amount, as each is defined in the CIC agreements. If any portion of the severance payment is an “excess parachute payment”, as defined under Internal Revenue Code Section 280G, we will pay on behalf of the named executive officer an additional amount to cover the taxes that would be due on the excess parachute payment — a “280G tax gross-up.”

The table below reflects an estimate of the severance payments that would be made to the named executive officers if they were terminated as of December 31, 2006 in connection with a CIC.

Severance
Amount
Name	($)

D.M. James	$23,368,750
G.M. Badgett	$5,570,000
J.W. Smack	$5,520,000
D.F. Sansone	$5,430,000
R.G. McAbee	$4,680,000

The table below reflects an estimate of the value of 280G tax gross-up amounts due and payable to the Internal Revenue Service in connection with a CIC that results in several payments.

280G
Tax
Gross-Up
Name	($)(1)

D.M. James	$19,923,501
G.M. Badgett	$4,240,761
J.W. Smack	$3,303,191
D.F. Sansone	$3,810,719
R.G. McAbee	$3,622,367

(1)	Based on payment of equity components of compensation valued at $89.87, the value of our company’s common stock as of December 29, 2006.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is responsible for, among other things, reviewing our company’s financial statements with management and our company’s independent auditor. The Audit Committee acts under a written charter which is available on our website at www.vulcanmaterials.com. Each member of the Audit Committee is an independent director as determined by our Board, based on the requirements of the New York Stock Exchange and the Securities and Exchange Commission.

Our company’s management has the primary responsibility for our company’s financial statements and financial reporting process, including the system of internal controls. Our independent auditor is responsible for expressing an opinion on the conformity of our company’s audited financial statements with generally accepted accounting principles. Our independent auditor also audits, in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”), the effectiveness of our company’s internal control over financial reporting. The Audit Committee is responsible for monitoring and overseeing these processes.

In this context, the Audit Committee has reviewed and discussed our company’s audited financial statements with management and the independent auditor. The Audit Committee has discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) as adopted by the PCAOB. In addition, the Committee has received from the independent auditor the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with the Audit Committees as adopted by the PCAOB) and discussed with the independent auditor the auditor’s independence and considered whether the auditor’s provision of any non-audit services is compatible with the auditor’s independence.

Based on the reviews and discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our company’s Annual Report on Form 10-K for the year ended December 31, 2006, for filing with the Securities and Exchange Commission.

Audit Committee

James V. Napier, Chairman
Phillip W. Farmer
H. Allen Franklin
Douglas J. McGregor
Donald B. Rice

INDEPENDENT AUDITORS

Aggregate fees billed to us for the fiscal years ended December 31, 2006 and 2005, by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates are as follows:

	2006	2005

Audit Fees(1)	$2,467,082	$2,721,002
Audit Related Fees(2)	732,618	135,000
Tax Fees(3)	423,777	76,738
All Other Fees	0	0

Total	$3,623,477	$2,932,740

(1)	Consists of fees for the audit of our financial statements including the attestation report on management’s assessment of our company’s internal control over financial reporting, the review of our quarterly financial statements, the issuance of comfort letters and the provision of attestation services in connection with statutory and regulatory filings and engagements.

(2)	Consists of fees for the audits of our employee benefit plans ($217,000 in 2006 and $135,000 in 2005). Also includes fees for merger and acquisition due diligence services related to proposed business acquisitions.

(3)	Consists of tax fees for services related to proposed business acquisitions, including consultation on tax restructuring with our company’s management and outside legal and tax advisors.

The Audit Committee has policies and procedures that require the pre-approval by the Audit Committee of all fees paid to, and all services performed by, our company’s independent auditor. At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type and scope of services contemplated and the related fees, to be rendered by the independent auditor during the year.

During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor. The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chair of the Audit Committee must report on such approvals at the next scheduled Audit Committee meeting.

No audit-related, tax or other services were rendered in 2006 pursuant to the de minimus exception to the pre-approval requirement set forth in Exchange Act Rule 2-01(c)(7)(i)(C).

PROPOSAL 2. RATIFICATION OF APPOINTMENT
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee, which is comprised solely of non-management directors, has appointed Deloitte & Touche LLP, as independent registered public accountants for the year 2007. The function of the independent registered public accountants is to audit our accounts and records; to report on the consolidated balance sheet, the related statements of consolidated earnings, consolidated shareholders’ equity and consolidated statements of cash flows of our company and its subsidiaries; and to perform such other appropriate accounting services as may be required by the Audit Committee. Although shareholder ratification is not required, the Board has determined that it would be desirable to request an expression from the shareholders as to whether or not they concur in this appointment. If a majority of the votes cast at the meeting fails to ratify the selection of Deloitte & Touche LLP as independent registered public accountants, the Audit Committee will consider the selection of another independent registered public accounting firm.

The firm of Deloitte & Touche LLP, or its predecessors, has audited our financial statements since 1956. A representative of that firm is expected to be present at the meeting, will be given an opportunity to make a statement and will be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR
the proposal to ratify Deloitte & Touche LLP as our company’s independent registered public accountants.

GENERAL INFORMATION

Section 16(A) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, each of our directors and executive officers, and any beneficial owner of more than 10% of our common stock, is required to file with the Securities and Exchange Commission initial reports of beneficial ownership of our common stock and reports of changes in beneficial ownership of the common stock. Such persons also are required by Securities and Exchange Commission regulations to furnish us with copies of all such reports. Based solely on our review of the copies of such reports furnished to us for the year ended December 31, 2006, and on the written representations made by our directors and executive officers that no other reports were required, we believe that during the year ended December 31, 2006, Vincent J. Trosino inadvertently filed a Form 4 late due to a delay in notification of a trade.

Shareholder Proposals For 2008

To be eligible for consideration for inclusion in our proxy statement and form of proxy for our 2007 annual meeting, a shareholder’s proposal must be received by us at our principal office no later than December 13, 2007. Proposals should be addressed to William F. Denson, III, Secretary, P. O. Box 385014, Birmingham, Alabama 35238-5014. Proposals received after that date will be considered untimely and will not be eligible for inclusion in the 2008 proxy statement. If a shareholder intending to introduce a resolution for a vote at the 2008 Annual Meeting does not provide notice of that intention to the Secretary before February 25, 2008, the persons named in Vulcan’s 2008 proxy material will have the discretionary authority to vote on the matter in accordance with their best judgment without disclosure in the proxy statement of such matter or of how the proxy holders intend to exercise their discretionary authority to vote on the matter.

VULCAN MATERIALS COMPANY

WILLIAM F. DENSON, III
Secretary

1200 Urban Center Drive
Birmingham, Alabama 35242
April 11, 2007

Notice of
Annual Meeting
and
Proxy Statement
Annual Meeting of
Shareholders
May 11, 2007
Vulcan Materials Company

Annex I

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

(Mark One)
☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter ended March 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

VULCAN MATERIALS COMPANY
(Exact name of registrant as specified in its charter)

New Jersey (State or other jurisdiction of incorporation)	1-4033 (Commission file number)	63-0366371 (I.R.S. Employer Identification No.)

1200 Urban Center Drive
Birmingham, Alabama 35242
(Address of principal executive offices) (zip code)

Registrant’s telephone number including area code
(205) 298-3000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑     No ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☑           Accelerated filer ☐          Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☑

APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date:

Shares outstanding
Class	at March 31, 2007
Common Stock, $1 Par Value	95,290,665

VULCAN MATERIALS COMPANY

FORM 10-Q
QUARTER ENDED MARCH 31, 2007

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

Vulcan Materials Company and Subsidiary Companies

Consolidated Balance Sheets

	March 31	December 31	March 31
	2007	2006	2006
		(As Adjusted —	(As Adjusted —
		See Note 2)	See Note 2)
	(Amounts in thousands)
	(Condensed and unaudited)

ASSETS
Cash and cash equivalents	$69,960	$55,230	$80,343
Medium-term investments	—	—	68,965
Accounts and notes receivable:
Accounts and notes receivable, gross	395,124	394,815	506,558
Less: Allowance for doubtful accounts	(3,108)	(3,355)	(4,539)

Accounts and notes receivable, net	392,016	391,460	502,019
Inventories:
Finished products	235,307	214,508	201,904
Raw materials	10,950	9,967	10,977
Products in process	1,628	1,619	2,058
Operating supplies and other	18,531	17,443	17,499

Inventories	266,416	243,537	232,438
Deferred income taxes	22,165	25,579	20,959
Prepaid expenses	15,016	15,388	16,378

Total current assets	765,573	731,194	921,102
Investments and long-term receivables	2,383	6,664	6,864
Property, plant and equipment:
Property, plant and equipment, cost	4,026,960	3,897,618	3,582,868
Less: Reserve for depr., depl. & amort	(2,070,840)	(2,028,504)	(1,917,815)

Property, plant and equipment, net	1,956,120	1,869,114	1,665,053
Goodwill	650,206	620,189	628,683
Other assets	196,633	200,673	185,255

Total assets	$3,570,915	$3,427,834	$3,406,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current maturities of long-term debt	$727	$630	$32,547
Short-term borrowings	240,400	198,900	—
Trade payables and accruals	156,008	154,215	137,538
Other current liabilities	129,080	133,763	154,102

Total current liabilities	526,215	487,508	324,187
Long-term debt	321,503	322,064	322,859
Deferred income taxes	290,404	287,905	282,400
Other noncurrent liabilities	338,237	319,458	287,229
Other commitments and contingencies (Notes 13 & 19)
Shareholders’ equity	2,094,556	2,010,899	2,190,282

Total liabilities and shareholders’ equity	$3,570,915	$3,427,834	$3,406,957

See accompanying Notes to Condensed Consolidated Financial Statements

Vulcan Materials Company and Subsidiary Companies

Consolidated Statements of Earnings

	Three Months Ended
	March 31
	2007	2006
		(As Adjusted —
		See Note 2)
	(Condensed and unaudited)
	(Amounts and shares in thousands, except per share data)

Net sales	$630,187	$642,272
Delivery revenues	57,000	66,415

Total revenues	687,187	708,687
Cost of goods sold	462,992	478,378
Delivery costs	57,000	66,415

Cost of revenues	519,992	544,793

Gross profit	167,195	163,894
Selling, administrative and general expenses	74,402	65,012
Gain on sale of property, plant and equipment, net	46,387	757
Other operating expense, net	2,034	625

Operating earnings	137,146	99,014
Other income, net	1,202	12,093
Interest income	1,323	2,647
Interest expense	6,635	6,285

Earnings from continuing operations before income taxes	133,036	107,469
Provision for income taxes	43,697	35,564

Earnings from continuing operations	89,339	71,905
Discontinued operations (Note 3):
Loss from results of discontinued operations	(777)	(3,033)
Income tax benefit	312	1,213

Loss on discontinued operations, net of tax	(465)	(1,820)

Net earnings	$88,874	$70,085

Basic earnings (loss) per share:
Earnings from continuing operations	$0.94	$0.72
Discontinued operations	(0.01)	(0.02)

Net earnings per share	$0.93	$0.70

Diluted earnings (loss) per share:
Earnings from continuing operations	$0.91	$0.70
Discontinued operations	—	(0.02)

Net earnings per share	$0.91	$0.68

Weighted-average common shares outstanding:
Basic	95,172	100,552
Assuming dilution	97,778	102,346
Cash dividends declared per share of common stock	$0.46	$0.37
Depreciation, depletion, accretion and amortization from continuing operations	$60,801	$53,673
Effective tax rate from continuing operations	32.8%	33.1%

See accompanying Notes to Condensed Consolidated Financial Statements

Vulcan Materials Company and Subsidiary Companies

Consolidated Statements of Cash Flows

	Three Months Ended
	March 31
	2007	2006
		(As Adjusted —
		See Note 2)
	(Amounts in thousands)
	(Condensed and unaudited)

Operating Activities
Net earnings	$88,874	$70,085
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, depletion, accretion and amortization	60,801	53,691
Net gain on sale of property, plant and equipment	(46,387)	(757)
Contributions to pension plans	(292)	(318)
Share-based compensation	3,871	5,478
Increase in assets before initial effects of business acquisitions and dispositions	(21,652)	(29,831)
Increase (decrease) in liabilities before initial effects of business acquisitions and dispositions	11,710	(23,187)
Other, net	1,220	(3,144)

Net cash provided by operating activities	98,145	72,017

Investing Activities
Purchases of property, plant and equipment	(122,636)	(95,787)
Proceeds from sale of property, plant and equipment	50,823	2,572
Payment for businesses acquired, net of acquired cash	(58,857)	(13,681)
Proceeds from sales and maturities of medium-term investments	—	106,175
Decrease in investments and long-term receivables	1,435	104
Other, net	8,730	(13)

Net cash used for investing activities	(120,505)	(630)

Financing Activities
Net short-term borrowings	41,500	—
Payment of short-term debt and current
maturities	(320)	(240,305)
Payment of long-term debt	(27)	—
Purchases of common stock	(4,800)	(19,337)
Dividends paid	(43,762)	(37,167)
Proceeds from exercise of stock options	22,980	14,644
Excess tax benefits from exercise of stock options	15,501	7,161
Other, net	6,018	8,822

Net cash provided by (used for) financing activities	37,090	(266,182)

Net increase (decrease) in cash and cash equivalents	14,730	(194,795)
Cash and cash equivalents at beginning of period	55,230	275,138

Cash and cash equivalents at end of period	$69,960	$80,343

See accompanying Notes to Condensed Consolidated Financial Statements

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

Our accompanying condensed consolidated financial statements have been prepared in compliance with Form 10-Q instructions and thus do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of our management, the statements reflect all adjustments, including those of a normal recurring nature, necessary to present fairly the results of the reported interim periods. The statements should be read in conjunction with the summary of accounting policies and notes to financial statements included in our latest annual report on Form 10-K.

Due to the 2005 sale of our Chemicals business, as presented in Note 3, the operating results of the Chemicals business have been presented as discontinued operations in the accompanying Condensed Consolidated Statements of Earnings.

2.	Accounting Changes

FIN 48 — On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority.

As a result of the implementation of FIN 48, we increased the liability for unrecognized tax benefits by $2,420,000, increased deferred tax assets by $1,480,000 and reduced retained earnings as of January 1, 2007 by $940,000. The total liability for unrecognized tax benefits as of January 1, 2007, amounted to $11,760,000.

During the first quarter of 2007, we recognized adjustments to our liability for prior year unrecognized tax benefits of $550,000, which increased our current tax provision and increased our liability balance. As of March 31, 2007, our total liability for unrecognized tax benefits amount to $12,310,000, of which $10,740,000 would affect the effective tax rate if recognized.

We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. Accrued interest and penalties included in our total liability for unrecognized tax benefits were $2,310,000 as of March 31, 2007 and $2,060,000 as of January 1, 2007.

The U.S. Federal statute of limitations expires during the third quarter of 2007 for our 2002 and 2003 tax years. However, on our U.S. consolidated corporation income tax returns for those years, we anticipate having no single tax position generating a significant increase or decrease in our liability for unrecognized tax benefits within 12 months of this reporting date.

We file income tax returns in the U.S. federal and various state jurisdictions and one foreign jurisdiction. Generally, we are not subject to changes in income taxes by any taxing jurisdiction for the years prior to 2002.

FSP AUG AIR-1 — In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance” (FSP AUG AIR-1). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, “Audits of Airlines” (Airline Guide). The Airline Guide is the principal source of guidance on the accounting for planned major maintenance activities and permits four alternative methods of accounting for such activities. This guidance principally affects our accounting for periodic overhauls on our oceangoing vessels. Prior to January 1, 2007, we applied the accrue-in-advance method as prescribed by the Airline Guide, which required the accrual of estimated costs for the next scheduled

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

overhaul over the period leading up to the overhaul. At that time, the actual cost of the overhaul was charged to the accrual, with any deficiency or excess charged or credited to expense. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method, and was effective for fiscal years beginning after December 15, 2006. Accordingly, we adopted this FSP effective January 1, 2007, and have elected to use the deferral method of accounting for planned major maintenance as prescribed by the Airline Guide and allowed by FSP AUG AIR-1. Under the deferral method, the actual cost of each overhaul is capitalized and amortized over the period until the next overhaul. Additionally, the FSP must be applied retrospectively to the beginning of the earliest period presented in the financial statements. As a result of the retrospective application of this change in accounting standard, we have adjusted our financial statements for all prior periods presented to reflect using the deferral method of accounting for planned major maintenance.

The following tables reflect the effect of the retrospective application of FSP AUG AIR-1 on our Condensed Consolidated Balance Sheets (in thousands of dollars):

	December 31, 2006
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Balance Sheet Data:
Deferred income taxes	$25,764	$(185)	$25,579
Total current assets	731,379	(185)	731,194
Other assets	196,879	3,794	200,673
Total assets	3,424,225	3,609	3,427,834
Other current liabilities	139,942	(6,179)	133,763
Total current liabilities	493,687	(6,179)	487,508
Shareholders’ equity (retained earnings)	2,001,111	9,788	2,010,899
Total liabilities and shareholders’ equity	3,424,225	3,609	3,427,834

	March 31, 2006
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Balance Sheet Data:
Deferred income taxes	$21,108	$(149)	$20,959
Total current assets	921,251	(149)	921,102
Other assets	183,954	1,301	185,255
Total assets	3,405,805	1,152	3,406,957
Other current liabilities	163,004	(8,902)	154,102
Total current liabilities	333,089	(8,902)	324,187
Shareholders’ equity (retained earnings)	2,183,005	7,277	2,190,282
Total liabilities and shareholders’ equity	3,405,805	1,152	3,406,957

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects the effect of the retrospective application of FSP AUG AIR-1 on our Condensed Consolidated Statements of Earnings (in thousands of dollars, except per share data):

	Three Months Ended March 31, 2006
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Statement of Earnings Data:
Net sales	$642,272	$—	$642,272
Cost of goods sold	478,609	(231)	478,378
Cost of revenues	545,024	(231)	544,793
Gross profit	163,663	231	163,894
Selling, administrative and general expenses	65,042	(30)	65,012
Operating earnings	98,753	261	99,014
Earnings from continuing operations before income taxes	107,208	261	107,469
Provision for income taxes	35,471	93	35,564
Earnings from continuing operations	71,737	168	71,905
Net earnings	69,917	168	70,085
Diluted earnings per share	$0.68	$—	$0.68

The following table reflects the effect of the retrospective application of FSP AUG AIR-1 on our Condensed Consolidated Statement of Cash Flows (in thousands of dollars):

	Three Months Ended March 31, 2006
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Statement of Cash Flows Data:
Net earnings	$69,917	$168	$70,085
Depreciation, depletion, accretion and amortization	53,232	459	53,691
Increase in assets before initial effects of business acquisitions and dispositions	(29,759)	(72)	(29,831)
Decrease in liabilities before initial effects of business acquisitions and dispositions	(22,632)	(555)	(23,187)
Net cash provided by operating activities	72,017	—	72,017

3.	Discontinued Operations

In June 2005, we sold substantially all the assets of our Chemicals business, known as Vulcan Chemicals, to Basic Chemicals, a subsidiary of Occidental Chemical Corporation. These assets consisted primarily of chloralkali facilities in Wichita, Kansas; Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The purchaser also assumed certain liabilities relating to the Chemicals business, including the obligation to monitor and remediate all releases of hazardous materials at or from the three plant facilities. The decision to sell the Chemicals business was based on our desire to focus our resources on the Construction Materials business.

In consideration for the sale of the Chemicals business, Basic Chemicals made an initial cash payment of $214,000,000 and assumed certain liabilities relating to the business as described below. Concurrent with the sale transaction, we acquired the minority partner’s 49% interest in the joint venture for an initial cash payment of $62,701,000, and conveyed such interest to Basic Chemicals. The net initial cash proceeds of $151,299,000 were subject to adjustments for actual working capital balances at the closing date, transaction costs and income taxes. In

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 2006, we received additional cash proceeds of $10,202,000 related to adjustments for the actual working capital balance at the closing date.

Basic Chemicals is required to make future payments under two separate earn-out agreements subject to certain conditions. The first earn-out agreement is based on ECU (electrochemical unit) and natural gas prices during the five-year period beginning July 1, 2005, and is capped at $150,000,000 (ECU earn-out or ECU derivative). The ECU earn-out is accounted for as a derivative instrument; accordingly, it is reported at fair value. Changes to the fair value of the ECU derivative, if any, are recorded within continuing operations pursuant to the Securities and Exchange Commission (SEC) Staff Accounting Bulletin Topic 5:Z:5, “Classification and Disclosure of Contingencies Relating to Discontinued Operations” (SAB Topic 5:Z:5). Future estimates of this derivative’s fair value could vary from period to period. Proceeds under the second earn-out agreement are determined based on the performance of the hydrochlorocarbon product HCC-240fa (commonly referred to as 5CP) from the closing of the transaction through December 31, 2012 (5CP earn-out). Under this earn-out agreement, cash plant margin for 5CP, as defined in the Asset Purchase Agreement, in excess of an annual threshold amount will be shared equally between Vulcan and Basic Chemicals. The primary determinant of the value for this earn-out is growth in 5CP sales volume.

The fair value of the consideration received in connection with the sale of the Chemicals business, including anticipated cash flows from the two earn-out agreements, is expected to exceed the net carrying value of the assets and liabilities sold. However, SFAS No. 5, “Accounting for Contingencies,” precludes the recognition of a contingent gain until realization is assured beyond a reasonable doubt. Accordingly, no gain was recognized on the Chemicals sale and the value recorded at the June 7, 2005 closing date referable to these two earn-outs was limited to $128,167,000.

The carrying amounts of the ECU and 5CP earn-outs are reflected in accounts and notes receivable — other and other noncurrent assets in the accompanying Condensed Consolidated Balance Sheets. The carrying amount of the ECU earn-out was as follows: March 31, 2007 — $20,913,000 (classified entirely as current), December 31, 2006 — $20,213,000 (classified entirely as current) and March 31, 2006 — $131,531,000 million (of which $114,432,000 was current). During the first three months of 2007, we recognized gains related to changes in the fair value of the ECU earn-out of $700,000 (reflected as a component of other income, net in our Condensed Consolidated Statements of Earnings). During 2006, we received payments of $127,859,000 under the ECU earn-out and recognized gains related to changes in its fair value of $28,722,000 (of which $12,181,000 was reflected as a component of other income, net in our Condensed Consolidated Statements of Earnings for the three months ended March 31, 2006). The carrying amount of the 5CP earn-out was as follows: March 31, 2007 — $20,828,000 (of which $9,112,000 was current), December 31, 2006 — $29,246,000 (of which $9,030,000 was current) and March 31, 2006 — $25,119,000 (of which $11,151,000 was current).

In March of 2007, we received payments of $8,418,000 under the 5CP earn-out related to the year ended December 31, 2006. During 2006, we received net payments of $3,856,000 under the 5CP earn-out related to the period from the closing of the transaction in June 2005 through December 31, 2005. Additionally, the final resolution during 2006 of adjustments for working capital balances at the closing date resulted in an increase to the carrying amount of the 5CP earn-out of $4,127,000. Since changes in the carrying amount of the ECU earn-out are reported in continuing operations, any gain or loss on disposal of the Chemicals business will ultimately be recognized to the extent remaining cash receipts under the 5CP earn-out exceed or fall short of its $20,828,000 carrying amount.

As a result of the sale of our Chemicals business, we incurred approximately $23.7 million of pretax exit and disposal charges and transaction fees, substantially all of which were recognized prior to 2006.

We are potentially liable for a cash transaction bonus payable in the future to certain key former Chemicals employees. This transaction bonus will be payable only if cash receipts realized from the two earn-out agreements described above exceed an established minimum threshold. Based on our evaluation of possible cash receipts from

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the earn-outs, the likely range for the contingent payments to certain key former Chemicals employees is between $0 and approximately $5 million. As of March 31, 2007, the calculated transaction bonus would be $0 and, as such, no liability for these contingent payments has been recorded.

Under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (FAS 144), the financial results of the Chemicals business are classified as discontinued operations in the accompanying Condensed Consolidated Statements of Earnings for all periods presented.

There were no net sales or revenues from discontinued operations during the three month periods ended March 31, 2007 or March 31, 2006. Pretax losses from discontinued operations are as follows (in thousands of dollars):

	Three Months Ended March 31
	2007	2006

Pretax loss	$(777)	$(3,033)

The pretax losses from discontinued operations of $0.8 million and $3.0 million during the three month periods ended March 31, 2007 and March 31, 2006, respectively, primarily reflect charges related to general and product liability costs and environmental remediation costs associated with our former Chemicals businesses.

4.	Earnings Per Share (EPS)

We report two earnings per share numbers, basic and diluted. These are computed by dividing net earnings by the weighted-average common shares outstanding (basic EPS) or weighted-average common shares outstanding assuming dilution (diluted EPS) as set forth below (in thousands of shares):

	Three Months Ended March 31
	2007	2006

Weighted-average common shares outstanding	95,172	100,552
Dilutive effect of:
Stock options	2,141	1,374
Other	465	420

Weighted-average common shares outstanding, assuming dilution	97,778	102,346

All dilutive common stock equivalents are reflected in our earnings per share calculations. Antidilutive common stock equivalents are not included in our earnings per share calculations. The numbers of antidilutive common stock equivalents are as follows (in thousands of shares):

	Three Months Ended
	March 31
	2007	2006

Antidilutive common stock equivalents	408	6

5.	Income Taxes

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

See Note 2 (FIN 48 caption) for a discussion of our adoption of FIN 48.

In accordance with FIN 48, we recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management.

The 2007 first quarter effective tax rate from continuing operations of 32.8% was down 0.3% from the 33.1% effective tax rate for the three months ended March 31, 2006. This decrease primarily results from the scheduled increase in the deduction for certain domestic production activities arising under the American Jobs Creation Act of 2004 from 3% in 2006 to 6% in 2007. Generally and subject to certain limitations, this deduction is set to further increase to 9% in 2010 and thereafter.

6.	Medium-term Investments

We had no medium-term investments as of March 31, 2007 or December 31, 2006. As of March 31, 2006, our medium-term investments consisted of highly liquid securities with a contractual maturity in excess of three months at the time of purchase. We classify our medium-term investments as either available-for-sale or held-to-maturity. Investments classified as available-for-sale consist of variable rate demand obligations and are reported at fair value, which is equal to cost. Investments classified as held-to-maturity consist of fixed rate debt securities and are reported at cost. The reported values of these investments by major security type are summarized below (in thousands of dollars):

	Mar. 31	Dec. 31	Mar. 31
	2007	2006	2006

Bonds, notes and other securities:
Variable rate demand obligations	$—	$—	$58,965
Other debt securities	—	—	10,000

Total medium-term investments	$—	$—	$68,965

While the contractual maturities for the variable rate demand obligations noted above are generally long term (longer than one year), these securities have certain economic characteristics of current (less than one year) investments because of their rate-setting mechanisms. Therefore, all our medium-term investments as of March 31, 2006 were classified as current assets based on our investing practices and intent.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Proceeds, gross realized gains and gross realized losses from sales and maturities of medium-term investments are summarized below (in thousands of dollars):

	Three Months Ended
	March 31
	2007	2006

Proceeds	$—	$106,175
Gross realized gains	$—	insignificant
Gross realized losses	$—	insignificant

There were no transfers from either the available-for-sale or held-to-maturity categories to the trading category during the three months ended March 31, 2007 and 2006. Gross unrealized holding gains related to medium-term investments classified as held-to-maturity were $36,000 as of March 31, 2006.

7.	Derivative Instruments

We may periodically use derivative instruments to reduce our exposure to interest rate risk, currency exchange risk or price fluctuations on natural gas or other commodity energy sources subject to our risk management policies.

In connection with the sale of our Chemicals business, we entered into an earn-out agreement that requires the purchaser, Basic Chemicals, to make future payments capped at $150,000,000 based on ECU (electrochemical unit) and natural gas prices during the five-year period beginning July 1, 2005. We have not designated the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value, if any, are recognized in current earnings. Furthermore, pursuant to SAB Topic 5:Z:5, changes in fair value are recognized in continuing operations. During the three month periods ended March 31, 2007 and 2006, we recorded gains of $700,000 and $12,181,000, respectively. These gains are reflected in other income, net of other charges, in our accompanying Condensed Consolidated Statements of Earnings.

There was no impact to earnings due to hedge ineffectiveness during the three months ended March 31, 2007 and 2006.

8.	Comprehensive Income

Comprehensive income includes charges and credits to equity from nonowner sources and comprises two subsets: net earnings and other comprehensive income. Total comprehensive income comprises the following (in thousands of dollars):

	Three Months Ended
	March 31
	2007	2006
		(As Adjusted —
		See Note 2)

Net earnings	$88,874	$70,085
Other comprehensive income:
Fair value adjustments to cash flow hedges	34	—
Amortization of prior service cost included in net periodic benefit costs for pension and postretirement plans	529	—

Total comprehensive income	$89,437	$70,085

9.	Shareholders’ Equity

On February 10, 2006, the Board of Directors increased to 10,000,000 shares the existing authorization to purchase common stock. As of March 31, 2007, 3,411,416 shares remained under the purchase authorization.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The number and cost of shares purchased during the periods presented and shares held in treasury at period end are shown below:

	Three Months Ended
	March 31
	2007	2006

Shares purchased:
Number	44,123	272,122
Total cost (thousands)	$4,800	$19,337
Average cost	$108.78	$71.06

	Mar. 31	Dec. 31	Mar. 31
	2007	2006	2006

Shares in treasury at period end:
Number	44,414,307	45,098,644	39,096,748
Average cost	$29.16	$28.78	$20.45

All shares purchased in the three months ended March 31, 2007, were purchased directly from employees to satisfy income tax withholding requirements on shares issued pursuant to incentive compensation plans. Of the 272,122 shares purchased in the three months ended March 31, 2006, 221,400 shares were purchased in the open market and 50,722 shares were purchased directly from employees to satisfy income tax withholding requirements on shares issued pursuant to incentive compensation plans.

10.	Benefit Plans

The following tables set forth the components of net periodic benefit cost (in thousands of dollars):

	Three Months Ended
	March 31
	2007	2006

PENSION BENEFITS
Components of Net Periodic Benefit Cost:
Service cost	$5,172	$4,581
Interest cost	8,646	8,031
Expected return on plan assets	(11,607)	(10,993)
Amortization of prior service cost	189	267
Recognized actuarial loss	456	434

Net periodic benefit cost	$2,856	$2,320

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended
	March 31
	2007	2006

OTHER POSTRETIREMENT BENEFITS
Components of Net Periodic Benefit Cost:
Service cost	$1,134	$904
Interest cost	1,398	1,190
Amortization of prior service cost	(42)	(42)
Recognized actuarial loss	253	119

Net periodic benefit cost	$2,743	$2,171

The net periodic benefit costs for pension plans and postretirement plans during the three months ended March 31, 2007 include pretax reclassifications from other comprehensive income totaling $645,000 and $211,000, respectively, which are related to amortization of prior service costs and actuarial losses. During the three months ended March 31, 2007 and 2006, contributions of $292,000 and $318,000, respectively, were made to our pension plans.

11.	Credit Facilities, Short-term Borrowings and Long-term Debt

Short-term borrowings are summarized as follows (in thousands of dollars):

	Mar. 31	Dec. 31	Mar. 31
	2007	2006	2006

Bank borrowings	$14,500	$2,500	$—
Commercial paper	225,900	196,400	—

Total short-term borrowings	$240,400	$198,900	$—

Short-term borrowings outstanding as of March 31, 2007 consisted of $14,500,000 of bank borrowings at 5.545% maturing within April 2007 and $225,900,000 of commercial paper having maturities ranging from 2 to 5 days and interest rates ranging from 5.35% to 5.50%. We plan to reissue most, if not all, of these notes when they mature. These short-term borrowings are used for general corporate purposes, including working capital requirements.

Our policy is to maintain committed credit facilities at least equal to our outstanding commercial paper. Unsecured bank lines of credit totaling $770,000,000 were maintained at March 31, 2007, of which $200,000,000 expires September 14, 2007, $20,000,000 expires January 30, 2008 and $550,000,000 expires June 27, 2011. As of March 31, 2007, $14,500,000 of the lines of credit were drawn. Interest rates are determined at the time of borrowing based on current market conditions.

All our debt obligations, both short-term borrowings and long-term debt, are unsecured as of March 31, 2007.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term debt is summarized as follows (in thousands of dollars):

	Mar. 31	Dec. 31	Mar. 31
	2007	2006	2006

6.00% 10-year notes issued 1999	$250,000	$250,000	$250,000
Private placement notes	49,212	49,335	81,991
Medium-term notes	21,000	21,000	21,000
Other notes	2,018	2,359	2,415

Total debt excluding short-term borrowings	$322,230	$322,694	$355,406
Less current maturities of long-term debt	727	630	32,547

Total long-term debt	$321,503	$322,064	$322,859

Estimated fair value of total long-term debt	$332,050	$332,611	$333,820

Our debt agreements do not subject us to contractual restrictions with regard to working capital or the amount we may expend for cash dividends and purchases of our stock. The percentage of consolidated debt to total capitalization, as defined in our bank credit facility agreements, must be less than 60%. Our total debt as a percentage of total capital was 21.2% as of March 31, 2007; 20.6% as of December 31, 2006 (as adjusted — see Note 2); and 14.0% as of March 31, 2006 (as adjusted — see Note 2).

The estimated fair value amounts of long-term debt presented in the table above have been determined by discounting expected future cash flows based on interest rates on U.S. Treasury bills, notes or bonds, as appropriate. The fair value estimates are based on information available to us as of the respective balance sheet dates. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

12.	Asset Retirement Obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations” (FAS 143) applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets.

FAS 143 requires recognition of a liability for an asset retirement obligation in the period in which it is incurred at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. The liability is accreted through charges to operating expenses. If the asset retirement obligation is settled for other than the carrying amount of the liability, we recognize a gain or loss on settlement.

We record all asset retirement obligations for which we have legal obligations for land reclamation at estimated fair value. Essentially all these asset retirement obligations relate to our underlying land parcels, including both owned properties and mineral leases. FAS 143 results in ongoing recognition of costs related to the depreciation of the assets and accretion of the liability. For the three month periods ended March 31, we recognized operating costs related to FAS 143 as follows: 2007 — $4,545,000; and 2006 — $3,469,000. FAS 143 operating costs for our continuing operations are reported in cost of goods sold. FAS 143 asset retirement obligations are reported within other noncurrent liabilities in our accompanying Condensed Consolidated Balance Sheets.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the carrying amount of our asset retirement obligations is as follows (in thousands of dollars):

	Three Months Ended
	March 31
	2007	2006

Balance at beginning of period	$114,829	$105,774
Liabilities incurred	174	347
Liabilities (settled)	(3,085)	(2,925)
Accretion expense	1,439	1,272
Revisions up	1,512	5,366

Balance at end of period	$114,869	$109,834

13.	Standby Letters of Credit

We provide certain third parties with irrevocable standby letters of credit in the normal course of business. We use our commercial banks to issue standby letters of credit to secure our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled. Substantially all of our standby letters of credit are renewable annually.

Our standby letters of credit as of March 31, 2007 are summarized in the table below (in thousands of dollars):

	Amount	Term	Maturity

Risk management requirement for insurance claims	$16,194	One year	Renewable annually
Payment surety required by utilities	100	One year	Renewable annually
Contractual reclamation/restoration requirements	35,752	One year	Renewable annually

Total standby letters of credit	$52,046

14.	Acquisitions

During the three months ended March 31, 2007, we acquired the assets of the following facilities for cash payments of approximately $58,857,000 including acquisition costs and net of acquired cash:

• an aggregates production facility in Illinois

• an aggregates production facility in North Carolina

We have recorded the acquisitions above based on preliminary purchase price allocations which are subject to change.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Goodwill

Changes in the carrying amount of goodwill for the periods presented below are summarized as follows (in thousands of dollars):

Goodwill as of March 31, 2006	$628,683

Goodwill of acquired businesses	(2,800)
Purchase price allocation adjustments	(5,694)

Goodwill as of December 31, 2006	$620,189

Goodwill of acquired businesses*	30,017
Purchase price allocation adjustments	—

Goodwill as of March 31, 2007	$650,206

*	The goodwill of acquired businesses for 2007 relates to the acquisitions listed in Note 14 above. We are currently evaluating the final purchase price allocations; therefore, the goodwill amount is subject to change. When finalized, the goodwill from these 2007 acquisitions is expected to be fully deductible for income tax purposes.

16.	New Accounting Standards

See Note 2 for a discussion of the accounting standards adopted in 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (FAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value; accordingly, it does not expand the use of fair value in any new circumstances. Fair value under FAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, a reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 is effective for fiscal years beginning after November 15, 2007; we expect to adopt FAS 157 as of January 1, 2008.

In September 2006, the FASB issued FAS 158. In addition to the recognition provisions (which we adopted December 31, 2006), FAS 158 requires an employer to measure the plan assets and benefit obligations as of the date of its year-end balance sheet. This requirement is effective for fiscal years ending after December 15, 2008. We are currently evaluating the timing of our adoption of the measurement date provisions of FAS 158 and the estimated impact such adoption will have on our financial statements.

17.	Enterprise Data — Continuing Operations

Our Construction Materials business is organized in seven regional divisions that produce and sell aggregates and related products and services. All these divisions exhibit similar economic characteristics, product processes, products and services, types and classes of customers, methods of distribution and regulatory environments. Accordingly, they have been aggregated into one reporting segment for financial statement purposes. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other private nonresidential facilities.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The majority of our activities are domestic. We sell a relatively small amount of construction aggregates outside the United States. Due to the sale of our Chemicals business as described in Note 3, we have one reportable segment, Construction Materials, which constitutes continuing operations.

Net sales by product are summarized below (in millions of dollars):

	Three Months Ended
	March 31
	2007	2006

NET SALES BY PRODUCT
Aggregates	$455.8	$459.9
Asphalt mix	96.8	85.6
Concrete	48.0	64.6
Other	29.6	32.2

Total	$630.2	$642.3

18.	Supplemental Cash Flow Information

Supplemental information referable to our Condensed Consolidated Statements of Cash Flows for the three months ended March 31 is summarized below (in thousands of dollars):

	2007	2006

Cash payments:
Interest (exclusive of amount capitalized)	$1,632	$6,999
Income taxes	3,145	9,154
Noncash investing and financing activities:
Accrued liabilities for purchases of property, plant and equipment	29,500	9,934
Debt issued for purchases of property, plant and equipment	5	—
Proceeds receivable from exercise of stock options	48	—

19.	Other Commitments and Contingencies

We are a defendant in various lawsuits and legal proceedings which were specifically described in our most recent Annual Report on Form 10-K. Legal proceedings for which events have occurred subsequent to the filing of our most recent Annual Report on Form 10-K, which we believe are material to the development of such proceedings, are described below.

In September 2001, we were named a defendant in a suit brought by the Illinois Department of Transportation (IDOT), in the Circuit Court of Cook County, Chancery Division, Illinois, alleging damage to a 0.9-mile section of Joliet Road that bisects our McCook Quarry in McCook, Illinois, a Chicago suburb. IDOT seeks damages to “repair, restore, and maintain” the road or, in the alternative, judgment for the cost to “improve and maintain other roadways to accommodate” vehicles that previously used the road. The complaint also requests that the court enjoin any McCook Quarry operations that will further damage the road. The court in this case recently granted summary judgment in our favor on certain claims. If this ruling stands, we believe this could preclude certain damage claims by the plaintiffs. However, the court also granted the plaintiffs’ motion to amend their complaint to add a punitive damages claim, although the court made it clear that it was not ruling on the merits of this claim. Discovery is ongoing.

We produced and marketed industrial sand from 1988 to 1994. Since July 1993, we have been sued in numerous suits in a number of states by plaintiffs alleging that they contracted silicosis or incurred personal injuries

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as a result of exposure to, or use of, industrial sand used for abrasive blasting. As of April 19, 2007, the number of suits totaled 100, involving an aggregate of 566 plaintiffs. Of the pending suits, 51 with 494 plaintiffs are filed in Texas. The balance of the suits have been brought by plaintiffs in state courts in Alabama, California, Florida, Louisiana and Mississippi. We are seeking dismissal of all suits on the grounds that plaintiffs were not exposed to our product. To date, we have been successful in getting dismissals without settlement payments from 548 cases involving 17,190 plaintiffs.

It is not possible to predict with certainty the ultimate outcome of these and other legal proceedings in which we are involved. As of March 31, 2007, we had recorded liabilities of $9,702,000 related to claims and litigation for which a loss was determined to be probable and reasonably estimable. For claims and litigation for which a loss was determined to be only reasonably possible, no liability was recorded. Furthermore, the potential range of such losses would not be material to our condensed consolidated financial statements. In addition, losses on certain claims and litigation may be subject to limitations on a per occurrence basis by excess insurance, as described in our most recent Annual Report on Form 10-K.

20.	Major Pending Acquisition

As noted in our most recent Annual Report on Form 10-K, on February 19, 2007 we signed a definitive agreement to acquire 100% of the stock of Florida Rock Industries, Inc. (Florida Rock), a leading producer of construction aggregates, cement, concrete and concrete products in the Southeast and Mid-Atlantic states, in exchange for cash and stock valued at approximately $4.6 billion based on the February 16, 2007 closing price of Vulcan common stock. Under the terms of the agreement, Vulcan shareholders will receive one share of common stock in a new holding company (whose subsidiaries will be Vulcan Materials and Florida Rock) for each Vulcan share. Florida Rock shareholders can elect to receive either 0.63 shares of the new holding company or $67.00 in cash for each Florida Rock share, subject to proration to ensure that in the aggregate 70% of Florida Rock shares will be converted into cash and 30% of Florida Rock shares will be converted into stock. We intend to finance the transaction with approximately $3.2 billion in debt and approximately $1.4 billion in stock based on the February 16, 2007 closing price of Vulcan common stock. We have received a firm commitment from Goldman, Sachs & Co. to provide bridge financing for the transaction. The transaction is intended to be non-taxable for Vulcan shareholders and nontaxable for Florida Rock shareholders to the extent they receive stock. The acquisition has been unanimously approved by the Boards of Directors of each company and is subject to approval by a majority of Florida Rock shareholders, regulatory approvals and customary closing conditions. The transaction is expected to close in the third calendar quarter of 2007.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

GENERAL COMMENTS

Overview

Vulcan provides essential infrastructure materials required by the U.S. economy. We are the nation’s largest producer of construction aggregates — primarily crushed stone, sand and gravel — and a major producer of asphalt and concrete. We operate primarily in the United States and our principal product — aggregates — is consumed in virtually all types of publicly and privately funded construction. While aggregates are our primary business, we believe vertical integration between aggregates and downstream products, such as asphalt mix and concrete, can be managed effectively in certain markets to generate acceptable financial returns. As such, we evaluate the structural characteristics of individual markets to determine the appropriateness of an aggregates only or vertical integration strategy. Demand for our products is dependent on construction activity. The primary end uses include public construction, such as highways, bridges, airports, schools and prisons, as well as private nonresidential (e.g., manufacturing, retail, offices, industrial and institutional) and private residential construction (e.g., single-family and multifamily). Customers for our products include heavy construction and paving contractors; commercial building contractors; concrete products manufacturers; residential building contractors; state, county and municipal governments; railroads; and electric utilities. Customers are served by truck, rail and water networks from our production facilities and sales yards.

Seasonality of our Business

Virtually all our products are produced and consumed outdoors. Our financial results for any individual quarter are not necessarily indicative of results to be expected for the year, due primarily to the effect that seasonal changes and other weather-related conditions can have on the production and sales volumes of our products. Normally, the highest sales and earnings are attained in the third quarter and the lowest are realized in the first quarter. Our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending. These cyclical swings are further affected by fluctuations in interest rates, and demographic and population fluctuations.

Forward-looking Statements

Certain matters discussed in this report, including expectations regarding future performance, contain forward-looking statements that are subject to assumptions, risks and uncertainties that could cause actual results to differ materially from those projected. These assumptions, risks and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received under two earn-outs contained in the agreement for the divestiture of our Chemicals business; our ability to manage and successfully integrate acquisitions; and other assumptions, risks and uncertainties detailed from time to time in our periodic reports. Forward-looking statements speak only as of the date of this Report. We undertake no obligation to publicly update any forward-looking statements, as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases.

RESULTS OF OPERATIONS

In the discussion that follows, discontinued operations are discussed separately. Continuing operations consist solely of Construction Materials. The comparative analysis is based on net sales and cost of goods sold, which exclude delivery revenues and costs, and is consistent with the basis on which management reviews results of operations.

First Quarter 2007 as Compared with First Quarter 2006

We achieved record first quarter net earnings of $88.9 million, or $0.91 per diluted shared, a 34% increase from the prior year’s first quarter net earnings of $0.68 per diluted share. First quarter net sales were $630.2 million compared with $642.3 million in the prior year.

Net earnings in the first quarter of 2007 include a gain on sale of real estate in California of $0.27 per diluted share. Net earnings in the prior year’s first quarter include a gain of $0.07 per diluted share related to an increase in the carrying value of the ECU earn-out received in connection with the 2005 sale of our Chemicals business and a $0.02 per diluted share loss from discontinued operations.

During the first quarter of 2007, we acquired aggregates operations in Illinois and North Carolina. Additionally, in March, we received $8.4 million in cash from the 5CP earn-out agreement received in connection with the 2005 sale of our Chemicals business compared with $3.9 million received in March of 2006. The cash receipts had no earnings effect in either quarter. This earn-out is to be paid annually in the first quarter, subject to certain conditions, through 2013.

Continuing Operations:

First quarter net sales decreased 2% from the prior year resulting from lower volumes partially offset by higher prices. Concrete sales decreased $16.6 million from the prior year’s first quarter and were a primary driver of the 2% decrease in overall net sales in the first quarter. First quarter 2007 aggregates shipments declined due to less favorable weather than the first quarter of 2006 and weakness in residential construction. During last year’s first quarter, aggregates shipments surged 13% due to the combination of favorable weather and strong demand resulting in significantly higher than normal first quarter shipments. The average unit price for aggregates in the first quarter increased 16% from the prior year’s level, while aggregates shipments decreased 14%. Our key products realized double-digit price increases.

Gross profit as a percentage of net sales, which excludes gains on sale of real estate, was 26.5%, up 1.0 percentage point from the prior year’s level of 25.5%. The aforementioned double-digit price increases for our key products more than offset the earnings effect of lower sales volumes. Earnings in the asphalt product line increased significantly as higher prices more than offset higher costs for key raw materials and lower sales volumes. First quarter concrete earnings were lower than the prior year’s level as higher prices were more than offset by lower sales volumes and higher costs for raw materials. Unit costs for diesel fuel in the first quarter approximated the prior year’s first quarter.

Selling, administrative and general expenses of $74.4 million increased $9.4 million, or 14%, from the prior year due mostly to higher employee-related costs and expenses associated with the pending acquisition of Florida Rock Industries Inc. (Florida Rock), improving business processes and the replacement of legacy information systems.

Gain on sale of property, plant and equipment increased $45.6 million from the prior year’s first quarter due primarily to the aforementioned sale of real estate in California during January 2007. The resulting pretax gain, net of transaction costs, for this real estate was $43.8 million.

Operating earnings were $137.1 million compared with $99.0 million in the prior year, an increase of 38.5%.

Other income, net decreased $10.9 million from the prior year’s first quarter. Other income, net in the current year’s first quarter includes a $0.7 million gain from adjustment in the carrying value of the ECU earn-out, compared with a $12.2 million gain in the prior year’s first quarter.

Our effective tax rate from continuing operations was 32.8% for the first quarter of 2007 compared with 33.1% in the prior year’s same period. This decrease primarily results from the scheduled increase in the deduction for certain domestic production activities arising under the American Jobs Creation Act of 2004 from 3% in 2006 to 6% in 2007. Generally and subject to certain limitations, this deduction is set to further increase to 9% in 2010 and thereafter.

As a result of the items above, earnings from continuing operations for the first quarter of 2007 of $89.3 million reflect an increase of $17.4 million or 24% from the first quarter of 2006.

Discontinued Operations:

We reported a pretax loss from discontinued operations of $0.8 million during the first quarter of 2007 and $3.0 million during the first quarter of 2006. These losses primarily reflect charges related to general and product liability costs and environmental remediation costs associated with our former Chemicals businesses.

LIQUIDITY AND CAPITAL RESOURCES

We believe we have sufficient financial resources, including cash provided by operating activities, unused bank lines of credit and ready access to the capital markets, to fund business requirements in the future including debt service obligations, cash contractual obligations, capital expenditures, dividend payments, share purchases and potential future acquisitions.

Cash Flows

Net cash provided by operating activities increased $26.1 million to $98.1 million during the three months ended March 31, 2007 as compared with $72.0 million during the same period in 2006. When compared with the prior year, net earnings adjusted for non-cash expenses related to depreciation, depletion, accretion and amortization increased $25.9 million. A comparative increase in liabilities before initial effects of business acquisitions and dispositions, primarily found in trade payables, accrued interest and accrued taxes, provided an increase in operating cash flow of $34.9 million. Additionally, net gain on sale of property, plant and equipment increased $45.6 million resulting primarily from the $43.7 million pretax gain on the sale of real estate in California. The cash provided by these gains are a component of proceeds from the sale of property, plant and equipment, which is appropriately presented in the investing section and therefore not reflected in cash flows from operating activities.

Net cash used for investing activities was $120.5 million during the three months ended March 31, 2007 as compared with $0.6 million during the same period in 2006. The $119.9 million change in investing cash flows is principally due to a decrease in proceeds from sales and maturities of medium-term investments of $106.2 million, an increase in payments for business acquisitions of $45.2 million and an increase in purchases of property, plant and equipment of $26.8 million, partially offset by higher proceeds from the sale of property, plant and equipment of $48.3 million primarily related to the sale of real estate in California.

Financing activities provided cash flows of $37.1 million during the three months ended March 31, 2007 as compared with $266.2 million used during the same period in 2006. This $303.3 million change is primarily related to a $240.0 million decrease in cash payments to retire debt obligations, a $41.5 million increase in short-term borrowings and a $14.5 million decrease in cash used to purchase common stock. These increases in cash provided by financing activities were partially offset by an increase in dividends paid of $6.6 million.

Working Capital

Working capital, the excess of current assets over current liabilities, totaled $239.4 million at March 31, 2007, a decrease of $4.3 million from December 31, 2006 and a decrease of $357.6 million from March 31, 2006. The decrease in working capital over the twelve month period ended March 31, 2007 resulted primarily from a decrease in accounts and notes receivable of $110.0 million, a decrease in medium-term investments of $69.0 million and an increase in short-term borrowings of $240.4 million. The twelve-month decrease in accounts and notes receivable was primarily related to the two contingent earn-out agreements obtained in connection with the sale of our Chemicals business. The combined current balances of these earn-out agreements decreased $95.6 million during the twelve-month period ended March 31, 2007 resulting from cash receipts of $136.2 million offset in part by increased ECU earn-out valuations of $17.2 million (gain on the ECU earn-out) and reclassifications from noncurrent to current of $23.4 million.

Short-term Borrowings and Investments

Net short-term borrowings and investments consisted of the following (in thousands of dollars):

	Mar. 31	Dec. 31	Mar. 31
	2007	2006	2006

Short-term investments:
Cash equivalents	$69,960	$50,374	$80,343
Medium-term investments	—	—	68,965

Total short-term investments	$69,960	$50,374	$149,308

Short-term borrowings:
Bank borrowings	$14,500	$2,500	$—
Commercial paper	225,900	196,400	—

Total short-term borrowings	$240,400	$198,900	$—

Net short-term (borrowings)/investments	$(170,440)	$(148,526)	$149,308

Short-term borrowings outstanding as of March 31, 2007 of $240.4 million consisted of $14.5 million of bank borrowings at 5.545% maturing within April 2007 and $225.9 million of commercial paper having maturities ranging from 2 to 5 days and interest rates ranging from 5.35% to 5.50%. We plan to reissue most, if not all, of these notes when they mature. Periodically, we issue commercial paper for general corporate purposes, including working capital requirements. We plan to continue this practice from time to time as circumstances warrant.

Our policy is to maintain committed credit facilities at least equal to our outstanding commercial paper. Unsecured bank lines of credit totaling $770.0 million were maintained at March 31, 2007, of which $200.0 million expires September 14, 2007, $20.0 million expires January 30, 2008 and $550.0 million expires June 27, 2011. As of March 31, 2007, $14.5 million of the lines of credit were drawn. Closely following the February 19, 2007 announcement of our intention to acquire Florida Rock and the resulting financing requirements, Standard & Poor’s (S&P) lowered its credit ratings on our long-term debt and commercial paper and placed the ratings on credit watch with negative implications. On the same day, Moody’s Investors Service, Inc. (Moody’s) placed its ratings of our long-term debt and commercial paper under review for possible downgrade. As of March 31, 2007, our commercial paper was rated A-2 and P-1 by S&P and Moody’s, respectively.

Current Maturities

Current maturities of long-term debt are summarized below (in thousands of dollars):

	Mar. 31	Dec. 31	Mar. 31
	2007	2006	2006

Private placement notes	$—	$—	$32,000
Other notes	727	630	547

Total	$727	$630	$32,547

Maturity dates for our current maturities as of March 31, 2007 are as follows: September 2007 — $0.2 million; March 2008 — $0.3 million; and various dates for the remaining $0.2 million. We expect to retire this debt using available cash or by issuing commercial paper.

Debt and Capital

The calculations of our total debt as a percentage of total capital are summarized below (amounts in thousands, except percentages):

	Mar. 31	Dec. 31	Mar. 31
	2007	2006	2006

Debt:
Current maturities of long-term debt	$727	$630	$32,547
Short-term borrowings	240,400	198,900	—
Long-term debt	321,503	322,064	322,859

Total debt	$562,630	$521,594	$355,406

Capital:
Total debt	$562,630	$521,594	$355,406
Shareholders’ equity*	2,094,556	2,010,899	2,190,282

Total capital	$2,657,186	$2,532,493	$2,545,688

Ratio of total debt to total capital	21.2%	20.6%	14.0%

*	As adjusted for December 31, 2006 and March 31, 2006. See Note 2 to the condensed consolidated financial statements.

In the future, our total debt as a percentage of total capital will depend upon specific investment and financing decisions. We believe our cash-generating capability, combined with our financial strength and geographic diversification, can comfortably support a target range of 35% to 40%. Following the close of the transaction to acquire Florida Rock, we anticipate our total debt as a percentage of total capital to increase to approximately 51%. We intend to maintain an investment grade rating and expect our operating cash flows will enable us to reduce our total debt as a percentage of total capital to a range of 35% to 40% within three years of close, in line with our historic capital structure targets. We have made acquisitions from time to time and will continue to pursue attractive investment opportunities. Such acquisitions could be funded by using internally generated cash flow or issuing debt or equity securities.

As previously noted, closely following the announcement of our intention to acquire Florida Rock and the resulting financing requirements, S&P lowered its credit ratings on our long-term debt and commercial paper and placed the ratings on credit watch with negative implications. On the same day, Moody’s placed its ratings of our long-term debt and commercial paper under review for possible downgrade. As of March 31, 2007, S&P and Moody’s rated our public long-term debt at the A- and A1 levels, respectively.

Cash Contractual Obligations

Our obligation to make future payments under contracts is outlined in our most recent Annual Report on Form 10-K.

On January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48) as described in Note 2 to the condensed consolidated financial statements. As of January 1, 2007 and March 31, 2007, our total liabilities for unrecognized tax benefits amounted to $11,760,000 and $12,310,000, respectively. We do not believe that our adoption of FIN 48 has a material effect on the schedule of cash contractual obligations included in our most recent Annual Report on Form 10-K because we cannot make a reasonably reliable estimate of the amount and period of related future payments of our FIN 48 liabilities.

Standby Letters of Credit

We provide certain third parties with irrevocable standby letters of credit in the normal course of business. We use our commercial banks to issue standby letters of credit to secure our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled. Substantially all of our standby letters of credit are renewable annually.

Our standby letters of credit as of March 31, 2007 are summarized in the table below (in thousands of dollars):

	Amount	Term	Maturity

Risk management requirement for insurance claims	$16,194	One year	Renewable annually
Payment surety required by utilities	100	One year	Renewable annually
Contractual reclamation/restoration requirements	35,752	One year	Renewable annually

Total standby letters of credit	$52,046

Risks and Uncertainties

Our most recent Annual Report on Form 10-K discusses the risks and uncertainties of our business. We continue to evaluate our exposure to all operating risks on an ongoing basis.

CRITICAL ACCOUNTING POLICIES

We follow certain significant accounting policies when preparing our consolidated financial statements. A summary of these policies is included in our latest Annual Report on Form 10-K. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may differ from these estimates.

We believe that the estimates, assumptions and judgments involved in the accounting policies described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our most recent Annual Report on Form 10-K have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies.

Additionally, due to the adoption of FIN 48 (as described in Note 2 to the condensed consolidated financial statements), we have revised our policy on income taxes with respect to accounting for uncertain tax positions. We consider our policy on income taxes to be a critical accounting policy due to the significant level of estimates, assumptions and judgments and its potential impact on our consolidated financial statements. We have included below a description of our accounting policy for income taxes, which reflects changes to our accounting policy for uncertain tax positions.

Income Taxes

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

In accordance with SFAS No. 109, “Accounting for Income Taxes,” we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. At least quarterly, we assess the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset. To the extent recovery is unlikely, a valuation allowance is established against the deferred tax asset, increasing our income tax expense in the year such determination is made.

APB Opinion No. 23, “Accounting for Income Taxes, Special Areas,” does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We periodically evaluate our investment strategies with respect to each foreign tax jurisdiction in which we operate to determine whether foreign earnings will be indefinitely reinvested offshore and, accordingly, whether U.S. income taxes should be provided when such earnings are recorded.

We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48) effective January 1, 2007. In accordance with FIN 48, we recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management.

A number of years may elapse before a particular matter for which we have recorded a liability related to an unrecognized tax benefit is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our liability for unrecognized tax benefits is adequate. Favorable resolution of an unrecognized tax benefit could be recognized as a reduction in our effective tax rate in the period of resolution. Unfavorable settlement of an unrecognized tax benefit could increase the effective tax rate and may require the use of cash in the period of resolution. Our liability for unrecognized tax benefits is generally presented as noncurrent. However, if we anticipate paying cash within one year to settle an uncertain tax position, the liability is presented as current.

We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Our largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for percentage depletion. The deduction for percentage depletion does not necessarily change proportionately to changes in pretax earnings. Due to the magnitude of the impact of percentage depletion on our effective tax rate and taxable income, a significant portion of the financial reporting risk is related to this estimate.

The American Jobs Creation Act of 2004 created a new deduction for certain domestic production activities as described in Section 199 of the Internal Revenue Code. Generally and subject to certain limitations, the deduction was set at 3% for 2005 and 2006, increased to 6% in 2007 through 2009 and reaches 9% in 2010 and thereafter.

INVESTOR ACCESS TO COMPANY FILINGS

We make available free of charge on our website, vulcanmaterials.com, copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as well as all Forms 4 and 5 filed by our executive officers and directors, as soon as the filings are made publicly available by the Securities and Exchange Commission on its EDGAR database, at sec.gov. In addition to accessing copies of our reports online, you may request a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, at no charge, by writing to:

William F. Denson, III
Secretary
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce this market risk, we may utilize derivative financial instruments.

We are exposed to risk related to the ultimate proceeds to be received from the sale of our Chemicals business. As described in Note 3 to the condensed consolidated financial statements, in addition to the initial proceeds, we are entitled to receive annual cash receipts under two separate earn-outs, subject to certain conditions. The first earn-out is based on ECU (electrochemical unit) and natural gas prices during the five-year period beginning July 1, 2005. Payments to us pursuant to this ECU earn-out are capped at $150.0 million and it is accounted for as a derivative instrument. Accordingly, it is reported at fair value and changes, if any, to the fair value of the ECU derivative are recorded in current earnings from continuing operations. Future estimates of this derivative’s fair value could vary from period to period. The determination of the fair value of the ECU derivative is discussed in greater detail in our most recent Annual Report on Form 10-K. Proceeds under the second earn-out are determined based on the performance of the hydrochlorocarbon product HCC-240fa (commonly referred to as 5CP) from the June 7, 2005 sale through 2012. Although we expect the total proceeds received in connection with the sale of our Chemicals business, including contingent proceeds under the two earn-outs, to exceed the carrying amount of the net assets sold, no gain on the sale was recognized since SFAS No. 5, “Accounting for Contingencies,” precludes the recognition of a contingent gain until realization is assured beyond a reasonable doubt. Accordingly, the value recorded at the June 7, 2005 closing date referable to these two earn-outs was limited to $128.2 million. The combined carrying amount of these earn-outs (reflected in accounts and notes receivable and noncurrent other assets in the accompanying Condensed Consolidated Balance Sheets) were as follows: March 31, 2007 — $41.7 million, December 31, 2006 — $49.5 million and March 31, 2006 — $156.7 million. The $7.8 million decrease in the combined carrying amount from December 31, 2006 is due primarily to cash receipts in 2007 totaling $8.4 million under the 5CP earn-out, partially offset by a gain of $0.7 million on the ECU earn-out (reflected as a component of other income, net in our Condensed Consolidated Statements of Earnings for the three months ended March 31, 2007).

We are exposed to interest rate risk due to our various long-term debt instruments. Substantially all of this debt is at fixed rates; therefore, a decline in interest rates would result in an increase in the fair market value of the liability. At times, we use interest rate swap agreements to manage this risk. We had no interest rate swap agreements outstanding as of March 31, 2007, December 31, 2006 and March 31, 2006.

We do not enter into derivative financial instruments for speculative or trading purposes.

At March 31, 2007, the estimated fair market value of our long-term debt instruments including current maturities was $332.8 million as compared with a book value of $322.2 million. The effect of a hypothetical decline in interest rates of 1% would increase the fair market value of our liability by approximately $7.6 million.

We are exposed to certain economic risks related to the costs of our pension and other postretirement benefit plans. These economic risks include changes in the discount rate for high-quality bonds, the expected return on plan assets, the rate of compensation increase for salaried employees and the rate of increase in the per capita cost of covered healthcare benefits. The impact of a change in these assumptions on our annual pension and other postretirement benefits costs is discussed in our most recent Annual Report on Form 10-K.

Item 4.	Controls and Procedures

We maintain a system of controls and procedures designed to ensure that information required to be disclosed in reports we file with the Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer, with the participation of other management officials, evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of March 31, 2007. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective. No changes were made to our internal controls over financial reporting or other factors that could affect these controls during the first quarter of 2007, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

Certain legal proceedings in which we are involved are discussed in Note 12 to the consolidated financial statements and Part I, Item 3 of our Annual Report on Form 10-K for the year ended December 31, 2006. The following discussion is limited to certain recent developments concerning our legal proceedings and should be read in conjunction with these earlier disclosures. Unless otherwise indicated, all proceedings discussed in those earlier disclosures remain outstanding.

In September 2001, we were named a defendant in a suit brought by the Illinois Department of Transportation (IDOT), in the Circuit Court of Cook County, Chancery Division, Illinois, alleging damage to a 0.9-mile section of Joliet Road that bisects our McCook Quarry in McCook, Illinois, a Chicago suburb. IDOT seeks damages to “repair, restore, and maintain” the road or, in the alternative, judgment for the cost to “improve and maintain other roadways to accommodate” vehicles that previously used the road. The complaint also requests that the court enjoin any McCook Quarry operations that will further damage the road. The court in this case recently granted summary judgment in our favor on certain claims. If this ruling stands, we believe this could preclude certain damage claims by the plaintiffs. However, the court also granted the plaintiffs’ motion to amend their complaint to add a punitive damages claim, although the court made it clear that it was not ruling on the merits of this claim. Discovery is ongoing.

We produced and marketed industrial sand from 1988 to 1994. Since July 1993, we have been sued in numerous suits in a number of states by plaintiffs alleging that they contracted silicosis or incurred personal injuries as a result of exposure to, or use of, industrial sand used for abrasive blasting. As of April 19, 2007, the number of suits totaled 100, involving an aggregate of 566 plaintiffs. Of the pending suits, 51 with 494 plaintiffs are filed in Texas. The balance of the suits have been brought by plaintiffs in state courts in Alabama, California, Florida, Louisiana and Mississippi. We are seeking dismissal of all suits on the grounds that plaintiffs were not exposed to our product. To date, we have been successful in getting dismissals without settlement payments from 548 cases involving 17,190 plaintiffs.

Although the ultimate outcome of these matters is uncertain, it is our opinion that the disposition of these described lawsuits will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Item 1A.	Risk Factors

There have been no material changes to the risk factors disclosed in Item 1A of Part 1 in our Form 10-K for the year ended December 31, 2006 (Form 10-K).

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

(c) Issuer Purchases of Equity Securities

The following table presents a summary of share purchases we made during the quarter ended March 31, 2007:

			Total Number of Shares	Maximum Number of
			Purchased as Part of	Shares that May Yet be
	Total Number of	Average Price	Publicly Announced	Purchased Under the
Period	Shares Purchased(1)	Paid per Share(2)	Plans or Programs	Plans or Programs(3)

Jan. 1 - 31, 2007	—	$—	—	3,455,539
Feb. 1 - 28, 2007	41,033	$108.32	41,033	3,414,506
Mar. 1 - 31, 2007	3,090	$114.90	3,090	3,411,416

Total	44,123	$108.78	44,123

(1)	All shares purchased during the first quarter of 2007 were purchased directly from employees to satisfy income tax withholding requirements on shares issued pursuant to incentive compensation plans.

(2)	The average price paid per share includes commission costs.

(3)	On February 10, 2006, the Board of Directors authorized the Company to purchase up to 10,000,000 shares. As of March 31, 2007, there were 3,411,416 shares remaining under the authorization. We may make share purchases from time to time in the open market or through privately negotiated transactions, depending upon market, business, legal and other conditions.

We did not have any unregistered sales of equity securities during the first quarter of 2007.

Item 6.	Exhibits

Exhibit 31(a) —	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 31(b) —	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 32(a) —	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 32(b) —	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VULCAN MATERIALS COMPANY

/s/  Ejaz A. Khan
Ejaz A. Khan
Vice President, Controller and Chief Information Officer

/s/  Daniel F. Sansone
Daniel F. Sansone
Senior Vice President, Chief Financial Officer

Date May 1, 2007

Annex J

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
July 12, 2007

VULCAN MATERIALS COMPANY
(Exact name of registrant as specified in its charter)

New Jersey (State or other jurisdiction of incorporation)	I-4033 (Commission File Number)	63-0366371 (IRS Employer Identification No.)

1200 Urban Center Drive
Birmingham, Alabama 35242
(Address of principal executive offices) (zip code)

(205) 298-3000
Registrant’s telephone number, including area code:

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

Vulcan Materials Company (the “Company,” “we,” or “our”) is filing this Current Report on Form 8-K to update the historical financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, to reflect the retrospective application of Financial Accounting Standards Board (FASB) Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP AUG AIR-1).

FSP AUG AIR-1 amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, “Audits of Airlines” (“Airline Guide”). The Airline Guide is the principal source of guidance on the accounting for planned major maintenance activities and permits four alternative methods of accounting for such activities. This guidance principally affects our accounting for periodic overhauls on our oceangoing vessels. Prior to January 1, 2007, we applied the accrue-in-advance method as permitted by the Airline Guide, which allowed the accrual of estimated costs for the next scheduled overhaul over the period leading up to the overhaul. At that time, the actual cost of the overhaul was charged to the accrual, with any deficiency or excess charged or credited to expense. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method, and was effective for fiscal years beginning after December 15, 2006. Accordingly, we adopted this FSP effective January 1, 2007, and have elected to use the deferral method of accounting for planned major maintenance as permitted by the Airline Guide and allowed by FSP AUG AIR-1. Under the deferral method, the actual cost of each overhaul is capitalized and amortized over the period until the next overhaul.

FSP AUG AIR-1 requires that a change in accounting principle due to the adoption of this standard be applied retrospectively to the beginning of the earliest period presented in the financial statements. Furthermore, under the requirements of the Securities and Exchange Commission (“SEC”), retrospective application required by a new accounting standard is also required for previously issued financial statements included in our Form 10-K if those financial statements are to be incorporated by reference or annexed in filings with the SEC made under the Securities Act of 1933, as amended. This is the case even though those financial statements relate to periods prior to the effective date of the new accounting standard.

Accordingly, our audited consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004, and the related Selected Financial Data, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Computation of Ratio of Earnings to Fixed Charges, have been revised to reflect using the deferral method of accounting for planned major maintenance, and are filed as Exhibit 99.1 to this Current Report on Form 8-K. The revised sections of the Form 10-K included in this Current Report have also been updated to incorporate certain disclosures requested by the SEC staff during the course of their review of our Form 10-K for the year ended December 31, 2006, and otherwise have not been updated for events occurring after the date of the consolidated financial statements, which were originally presented in the Form 10-K filed on February 26, 2007. All other information in the Form 10-K remains unchanged. This report should be read in conjunction with the Form 10-K (except for Items 6, 7 and 8, and Exhibit 12, which are included in this report).

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP
99.1	Revised Selected Financial Data, revised Management’s Discussion and Analysis of Financial Condition and Results of Operations, revised Financial Statements and Supplementary Data for the years ended December 31, 2006, 2005 and 2004, and revised Computation of Ratio of Earnings to Fixed Charges (Part II, Items 6, 7 and 8 and Exhibit 12 of our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on February 26, 2007)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

VULCAN MATERIALS COMPANY
(Registrant)

By:	/s/ William F. Denson, III
William F. Denson, III

Dated: July 12, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-67586 on Form S-3 and Registration Statements No. 333-40394, 333-99805 and 333-99807 on Form S-8 of our report dated February 26, 2007 (July 11, 2007 as to the effect of the retrospective application of a new accounting standard as discussed in Note 18), relating to the consolidated financial statements of Vulcan Materials Company and its subsidiary companies (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of SFAS 123(R), “Share-Based Payment;” SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R);” and EITF Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry;” and an explanatory paragraph referring to the Company’s retrospective application of FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”), and our report dated February 26, 2007, relating to management’s report on the effectiveness of internal control over financial reporting appearing in this Current Report on Form 8-K of Vulcan Materials Company dated July 12, 2007.

/s/  DELOITTE & TOUCHE LLP

Birmingham, Alabama
July 11, 2007

Exhibit 99.1

Item 6.	Selected Financial Data

The selected statement of earnings, per share data and balance sheet data for each of the five years ended December 31, 2006, set forth below have been derived from our audited consolidated financial statements. The following data should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements included in Item 8 below this Current Report on Form 8-K.

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(Amounts in millions, except per share data)

Net sales	$3,041.1	$2,615.0	$2,213.2	$2,086.9	$1,980.6
Total revenues	$3,342.5	$2,895.3	$2,454.3	$2,309.6	$2,175.8
Earnings from continuing operations before cumulative effect of accounting changes	$480.2	$344.1	$262.5	$237.5	$233.2
Earnings (loss) on discontinued operations, net of tax(1)	(10.0)	44.9	26.2	(23.7)	(42.8)
Cumulative effect of accounting changes(2)	—	—	—	(18.8)	(20.5)
Net earnings	$470.2	$389.0	$288.7	$195.0	$169.9
Basic — per share:
Earnings from continuing operations before cumulative effect of accounting changes	$4.92	$3.37	$2.56	$2.33	$2.29
Discontinued operations	(0.10)	0.44	0.26	(0.23)	(0.42)
Cumulative effect of accounting changes	—	—	—	(0.19)	(0.20)
Net earnings	$4.82	$3.81	$2.82	$1.91	$1.67
Diluted — per share:
Earnings from continuing operations before cumulative effect of accounting changes	$4.81	$3.31	$2.53	$2.31	$2.28
Discontinued operations	(0.10)	0.43	0.25	(0.23)	(0.42)
Cumulative effect of accounting changes	—	—	—	(0.18)	(0.20)
Net earnings	$4.71	$3.74	$2.78	$1.90	$1.66
Pro forma assuming FAS 143 applied retroactively:
Net earnings					$168.4
Net earnings per share, basic					$1.66
Net earnings per share, diluted					$1.64
Total assets	$3,427.8	$3,590.4	$3,667.5	$3,636.9	$3.448.2
Long-term obligations	$322.1	$323.4	$604.5	$607.7	$857.8
Shareholders’ equity	$2,010.9	$2,133.6	$2,020.8	$1,802.8	$1,697.0
Cash dividends declared per share	$1.48	$1.16	$1.04	$0.98	$0.94

(1)	Discontinued operations includes the results from operations attributable to our former Chloralkali and Performance Chemicals businesses, divested in 2005 and 2003, respectively.

(2)	The 2003 accounting change relates to our adoption of FAS 143, “Asset Retirement Obligations.” The $18.8 million net-of-tax cumulative effect adjustment represents the impact of recording asset retirement obligations, at estimated fair value, for which we have legal obligations for land reclamation. The 2002 accounting change relates to our adoption of FAS 142, “Goodwill and Other Intangible Assets.” The $20.5 million net-of-tax cumulative effect adjustment represents the full impairment of goodwill in the Performance Chemicals reporting unit.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Vulcan provides essential infrastructure materials required by the U.S. economy. We are the nation’s largest producer of construction aggregates — primarily crushed stone, sand and gravel — and a major producer of asphalt mix and concrete.

Products

We operate primarily in the United States and our principal product — aggregates — is consumed in virtually all types of publicly and privately funded construction. In 2006, aggregates accounted for 70% of net sales. We shipped 255.4 million tons in 21 states, the District of Columbia and Mexico from 287 aggregates production facilities and sales yards. Our top 10 states accounted for 85% of total aggregates shipments. Reserves largely determine the ongoing viability of an aggregates business. Our current estimate of 11.4 billion tons of zoned and permitted aggregates reserves represents a net increase of 3.3 billion tons since the end of 1996. We believe that these reserves are sufficient to last, on average, 44.3 years at current annual production rates. Additionally, we produce and sell asphalt mix and concrete in California, Texas, Arizona and New Mexico. While aggregates are our primary business, we believe vertical integration between aggregates and downstream products, such as asphalt mix and concrete, can be managed effectively in certain markets to generate acceptable financial returns. As such, we evaluate the structural characteristics of individual markets to determine the appropriateness of an aggregates only or vertical integration strategy.

End Markets

Demand for our products is dependent on construction activity. The primary end uses include public construction, such as highways, bridges, airports, schools, and prisons, as well as private nonresidential (e.g., manufacturing, retail, offices, industrial and institutional) and private residential construction (e.g., single-family and multifamily).

Public — This construction end market is generally the most aggregates intensive. Historically, public sector construction spending has been more stable than in the private end markets, in part because public sector spending is less sensitive to interest rates. In 2006, publicly funded construction accounted for 44% of our total aggregates shipments. Public construction projects are typically funded through a combination of federal, state and local sources. The federal highway bill is the principal source of federal funding for public infrastructure and transportation projects. Federal highway spending is determined by a six-year authorization bill, now covering fiscal years 2004 — 2009, and annual budget appropriations using funds largely taken from the Federal Highway Trust Fund that receives taxes on gasoline and other levies. Specific highway and bridge projects are typically managed by state transportation departments, who obligate their portion of federal revenues and supplement this federal funding with state fuel taxes, vehicle registration fees and general fund appropriations. States also transfer funds to counties and municipalities to fund local street construction and maintenance. The level of state spending on infrastructure varies across the United States and depends on individual state needs and economies. Other public infrastructure construction includes sewer and waste disposal systems, water supply systems, dams, reservoirs and government buildings. Construction for power plants and other utilities is funded from both public and private sources.

Private Nonresidential — This construction end market includes a wide array of project types and generally is more aggregates intensive than residential construction. Economic factors such as job growth, vacancy rates, private infrastructure needs and demographic trends help drive overall demand for private nonresidential construction. In 2006, private nonresidential construction accounted for 28% of our total aggregates shipments. Strong corporate profits and growth of private workforce generates demand for offices, hotels and restaurants. Likewise, population growth generates demand for stores, shopping centers, warehouses and parking decks as well as schools, hospitals, churches and entertainment facilities. A new manufacturing facility in an area generally generates demand for other manufacturing plants to supply its parts and assemblies. Firms seeking to construct a new facility will often seek to borrow funds from banks and other financial institutions. The willingness of banks to lend has a cyclical pattern, in part dependent on their expectations for future interest rate moves.

Private Residential — Approximately 80 — 85% of all residential construction activity is for single-family houses with the remainder consisting of multi-family (e.g., two-family houses, apartment buildings and larger condominiums). Public housing comprises a small portion of the housing supply. Household formation is a primary driver of housing demand along with mortgage rates. In the last 10 years, households have increased 13% from 101.5 million to 114.7 million in the U.S. and 15%, on average, in the states we serve. Mortgage rates were at relatively low levels and contributed to the strong residential construction. However, in recent years, rising home prices have triggered speculative buying and made home ownership less affordable. Demand for our products generally occurs early in the infrastructure phase of residential construction and later as part of the foundation, driveway or parking lot. In 2006, private residential construction accounted for 25% of our total aggregates shipments.

Other End Uses — Ballast is sold to the railroads for construction and maintenance of their track. Riprap and jetty stone are sold for erosion control along waterways. Stone also can be used as a feedstock for cement and lime plants and for making a variety of adhesives, fillers and extenders. Coal-burning power plants use limestone in their scrubbers to reduce harmful emissions. Limestone that is crushed to a fine powder also can be sold to farmers. In 2006, these other end uses accounted for 3% of our total aggregates shipments.

Customers and Competition

Customers for our products include heavy construction and paving contractors; commercial building contractors; concrete products manufacturers; residential building contractors; state, county and municipal governments; railroads; and electric utilities. Customers are served by truck, rail and water distribution networks from our production facilities and sales yards. Due to the high weight-to-value ratio of aggregates, markets generally are local in nature. They often consist of a single metropolitan area or one or more counties or portions thereof when transportation is by truck only. Truck delivery accounts for approximately 86% of our total shipments. Additionally, sales yards and other distribution facilities located on waterways and rail lines substantially increase our geographic market reach through the availability of rail and water transportation.

Zoning and permitting regulations have made it increasingly difficult for the construction aggregates industry to expand existing quarries or to develop new quarries in some markets. Although we cannot predict what governmental policies will be adopted in the future that affect the construction materials industry, we believe that future zoning and permitting costs will not have a materially adverse effect on our business. However, future land use restrictions in some markets could make zoning and permitting more difficult. Any such restrictions, while potentially curtailing expansion in certain areas, could also enhance the value of our reserves at existing locations.

We estimate that the 10 largest aggregates producers in the nation supply approximately one-third of the total national market, resulting in highly fragmented markets in some areas. Therefore, depending on the market, we may compete with a number of large regional and small local producers.

Seasonality of Our Business

Virtually all our products are produced and consumed outdoors. Our financial results for any individual quarter are not necessarily indicative of results to be expected for the year, due primarily to the effect that seasonal changes and other weather-related conditions can have on the production and sales volume of our products. Normally, the highest sales and earnings are attained in the third quarter and the lowest are realized in the first quarter. Our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending. These cyclical swings are further affected by fluctuations in interest rates, and demographic and population fluctuations.

Other

In June 2005, we sold our Chemicals business as presented in Note 2 to the consolidated financial statements and, accordingly, its results are reported as discontinued operations in the accompanying Consolidated Statements of Earnings. As of December 31, 2004, the related assets and liabilities are reported as assets held for sale and liabilities of assets held for sale in the accompanying Consolidated Balance Sheets.

In the discussion that follows, discontinued operations are discussed separately. Continuing operations consist solely of Construction Materials. The comparative analysis is based on net sales and cost of goods sold, which exclude delivery revenues and costs, and is consistent with the basis on which management reviews results of operations.

Results of Operations

2006 versus 2005

Net sales and earnings for 2006 surpassed 2005’s record levels. Improved pricing for all key products more than offset lower shipments and resulted in a 16% increase in net sales, which exceeded $3.0 billion for the first time in our history. Aggregates pricing improved approximately 15%. The increasing demand for aggregates in a broad range of public infrastructure and nonresidential construction helped offset the correction that has occurred in residential construction. Our consistent earnings growth is a reflection of both our broad geographic and end-use markets and a pricing environment for aggregates that recognizes the high cost of reserves replacement and product distribution in high growth metropolitan markets.

Operating earnings were a record $695.1 million, an increase of 46% from the 2005 amount. Improved aggregates pricing more than offset the effects of the slight decline in aggregates shipments and higher production costs related to diesel fuel, parts, supplies and electricity. Asphalt mix and concrete earnings also increased significantly as pricing improvements exceeded the effects of lower volumes and increases in raw material costs. Compared with 2005, the cost of diesel fuel and liquid asphalt were $13.7 million and $58.8 million higher, respectively. Gross profit as a percentage of net sales was 31% for 2006, up 4 percentage points from 2005. Selling, administrative and general expenses increased $31.9 million from the prior year. Approximately one-half of the increase resulted from higher provisions for incentive compensation, including the effect of expensing stock options, and increased professional fees. During 2006, we sold the contractual rights to mine the Bellwood Quarry in Atlanta, Georgia for a pretax gain of $24.8 million, which is included in other operating (income) expense, net in the accompanying Consolidated Statements of Earnings.

Earnings from continuing operations before income taxes were $703.5 million, an increase of $222.8 million or 46% from the prior year. The 2006 earnings include a gain of $28.7 million related to the increase in the carrying value of the contingent ECU (electrochemical unit) earn-out received in connection with the sale of our Chemicals business compared with a $20.4 million gain in 2005.

Earnings from continuing operations before income taxes for 2006 versus 2005 are summarized below (in millions of dollars):

2005	$481
Higher aggregates earnings	164
Higher asphalt mix earnings	45
Higher earnings for all other products	23
Higher selling, administrative and general expenses	(32)
Gain on sale of contractual rights to mine	25
Higher gain on contingent ECU earn-out	8
All other	(11)

2006	$703

Earnings from continuing operations increased to $4.81 per diluted share from $3.31 per diluted share in 2005.

2005 versus 2004

Net sales and earnings were both at record levels in 2005. Net sales increased 18% to $2.6 billion. All major product lines achieved higher sales. The strong demand experienced across most of our markets in 2004 continued throughout 2005. As a result, aggregates shipments increased 7% to 260 million tons with record volumes achieved in each quarter of 2005. Acquisitions accounted for 1% of this volume growth. Pricing for aggregates increased approximately 8%.

Operating earnings were a record $476.8 million, an increase of 18% from the prior-year amount. The earnings benefit from higher aggregates pricing and volumes more than offset increased costs for diesel fuel, parts and supplies, and maintenance. Higher prices for asphalt mix and concrete more than offset cost increases for raw materials such as liquid asphalt and cement. Cost for diesel fuel was $33.5 million higher as compared with 2004. Selling, administrative and general expenses increased $36.2 million due primarily to performance-based compensation plans, which accounted for $24.8 million of the increase from 2004. In 2004, gains on the sale of property, plant and equipment included a large real estate sale in California as well as the sale of operations in Chattanooga, Tennessee. In 2005, gains on the sale of property, plant and equipment reflected lower real estate sales in California.

Earnings from continuing operations before income taxes were $480.7 million, an increase of 27% from the prior year. Included in the 2005 earnings is a $20.4 million increase in the carrying value of the contingent ECU earn-out related to the sale of our Chemicals business. Net interest expense was approximately $14.0 million lower due primarily to higher average balances on short- and medium-term investments and the retirement of $243.0 million of debt in April 2004.

Earnings from continuing operations before income taxes for 2005 versus 2004 are summarized below (in millions of dollars):

2004	$377
Higher aggregates earnings	111
Higher asphalt mix earnings	9
Higher selling, administrative and general expenses	(36)
Lower gains on sale of property, plant and equipment	(16)
Gain on contingent ECU earn-out	20
Lower net interest expense	14
All other	2

2005	$481

Earnings from continuing operations increased to $3.31 per diluted share from $2.53 per diluted share in 2004.

Selling, Administrative and General

Selling, administrative and general expenses were $264.3 million in 2006 compared with $232.4 million in the prior year. Approximately one-half of this 14% increase resulted from higher provisions for incentive compensation, including the effect of expensing stock options, and increased professional fees. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” [FAS 123(R)], which requires the expensing of stock options. Adoption of this standard resulted in a pretax charge of approximately $9.3 million related to stock options, resulting in a decrease to earnings from continuing operations and net earnings of approximately $5.7 million, or $0.06 per diluted share in 2006. Selling, administrative and general expenses as a percentage of net sales, were 8.7%, down from the prior year’s 8.9%. In 2005, selling, administrative and general expenses increased 18% from the 2004 level due primarily to performance-based compensation plans. Compensation expense under these plans was influenced by the degree to which business performance targets were achieved. One of the plans, the performance share plan, was also affected by stock price, which increased 24% in 2005. As a percentage of net sales, selling, administrative and general expenses for 2005 were flat with the prior year at 8.9%.

Impairment of Long-lived Assets

During 2006, we recorded asset impairment losses totaling $0.2 million related to long-lived assets. This impairment loss resulted from various write-downs related to continuing operations. During 2005, we recorded asset impairment losses totaling $0.7 million related to long-lived assets. This impairment loss resulted from various write-downs related to continuing operations. During 2004, we recorded no asset impairment losses for continuing operations. Asset impairment losses are included within the total of other operating (income) expense, net in our Consolidated Statements of Earnings.

Gain on Sale of Property, Plant and Equipment

During 2006, we recorded gains on the sale of property, plant and equipment of $5.6 million, a decrease of $2.7 million from the prior year. In 2005, gains on the sale of property, plant and equipment of $8.3 million were down $15.5 million from the 2004 level. In 2004, gains on the sale of property, plant and equipment included a large real estate sale in California as well as the sale of asphalt mix, concrete and highway construction operations in Chattanooga, Tennessee. In 2005, gains on the sale of property, plant and equipment reflected lower real estate sales in California. As none of these asset sales met the definition of a “component of an entity” as described in SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (FAS 144), the gains were reported in continuing operations.

Other Operating (Income) Expense, Net

Other operating income, net of other operating expense, increased $29.8 million to $21.9 million in 2006. The increase in income was principally due to a $24.8 million pretax gain from the sale of contractual rights to mine the Bellwood Quarry in Atlanta, Georgia. In 2005, other operating expense, net decreased $1.0 million compared with 2004 due primarily to lower costs associated with idle equipment taken out of service and lower charges for old equipment scrapped due to plant rebuilds and site closings, partially offset by an increase in environmental remediation costs.

Other Income, Net

In 2006, other income, net of other charges, was $28.5 million, $4.1 million higher than the prior year. The 2006 increase was due primarily to the ECU earn-out. We recognized a $28.7 million gain related to the ECU earn-out in 2006 compared with a $20.4 million gain in 2005. In 2005, other income was $16.1 million higher than 2004 due to the above-mentioned $20.4 million ECU earn-out gain. This earn-out agreement is accounted for as a derivative instrument, with any gains or losses recorded as other income or charges in continuing operations. For additional information regarding this ECU earn-out, see Note 5 to the consolidated financial statements.

Interest Income

Interest income was $6.2 million in 2006, a decrease of $10.4 million from 2005. The decrease resulted from lower average cash and cash equivalents and medium-term investments balances during 2006. Interest income was $16.6 million in 2005 compared with $5.6 million in 2004 due to higher interest rates and higher average balances for the total of cash and cash equivalents and medium-term investments.

Interest Expense

Interest expense was $26.3 million in 2006 compared with the 2005 amount of $37.1 million. The $10.8 million decrease was due primarily to the February 2006 retirement of $240.0 million of 6.40% five-year notes issued in 2001, partially offset by increased commercial paper borrowings. Excluding capitalized interest credits, gross interest expense for 2006 was $31.3 million compared with $39.1 million in the prior year. In 2005, interest expense decreased $3.2 million from the $40.3 million reported in 2004 due primarily to the retirement of $243.0 million of debt in April 2004. Excluding capitalized interest credits, gross interest expense was $39.1 million compared with $42.3 million in 2004.

Income Taxes

Our 2006 effective tax rate for continuing operations was 31.7%, up from 28.4% in 2005. This increase principally reflects a smaller reduction during 2006 in estimated income tax liabilities for prior years and a nonrecurring favorable settlement of federal refund claims in 2005. The 2005 rate for continuing operations was down 2.0 percentage points from the 2004 rate of 30.4%. This decrease principally reflected a reduction in estimated income tax liabilities for prior years, a favorable settlement of federal refund claims and the benefit from the U.S. Production Activities Deduction that went into effect in 2005.

Discontinued Operations

In 2005, we sold substantially all the assets of our Chemicals business, known as Vulcan Chemicals, to Basic Chemicals, a subsidiary of Occidental Chemical Corporation. These assets consisted primarily of chloralkali facilities in Wichita, Kansas; Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The decision to sell the Chemicals business was based on our desire to focus our resources on the Construction Materials business.

The transaction, which was structured as a sale of assets, involved initial cash proceeds, contingent future proceeds under two earn-out provisions and the transfer of certain liabilities. Accordingly, financial results referable to our Chemicals business are reported in discontinued operations for all periods presented. Although we expect the total proceeds received in connection with the sale of our Chemicals business, including the two contingent earn-outs, to exceed the carrying amount of the net assets sold, no gain from the disposal transaction was recognized during 2005 or 2006 as accounting requirements preclude the recognition of contingent gains. Ultimately, gain or loss on disposal will be recognized to the extent that total receipts under the 5CP earn-out (as described under the caption Market Risk) exceed or fall short of the amount recognized at closing.

Pretax operating results from discontinued operations were a loss of $16.6 million in 2006 compared with earnings of $83.7 million in 2005. The 2006 operating results reflect charges related to general and product liability costs and environmental remediation costs associated with our former Chemicals business. Included in these costs are approximately $7.4 million in contingency accruals related to a lawsuit filed by the city of Modesto, California (see Note 12 to the consolidated financial statements). The 2005 operating results reflected approximately five months of operations prior to closing the sale and included approximately $18.1 million of pretax exit and disposal costs. For additional information regarding discontinued operations, see Note 2 to the consolidated financial statements.

Accounting Change

On January 1, 2006, we adopted Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6). In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. Per EITF 04-6, stripping costs incurred during the production phase are considered costs of the extracted minerals under a full absorption costing system, inventoried, and recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

Prior to the adoption of EITF 04-6, we expensed stripping costs as incurred with only limited exceptions when specific criteria were met. The January 1, 2006 adoption of EITF 04-6 resulted in an increase in current assets (finished product inventory) of $16.8 million; a decrease in other assets (capitalized quarrying costs) of $0.7 million; an increase in deferred tax liabilities of $3.9 million; and a cumulative effect of adoption that increased retained earnings by $12.2 million.

On January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP AUG AIR-1). This FSP must be applied retrospectively to the beginning of the earliest period presented in the financial statements. The effects of the retrospective application of this new accounting standard are described under the caption New Accounting Standards and in Note 18 to the consolidated financial statements.

2007 Outlook

Continuing Operations

We remain confident in our ability to continue strong earnings growth in 2007. Overall, we expect earnings from continuing operations for 2007 to be in the range from $5.51 to $5.91 per diluted share. In January 2007, we closed a real estate sale transaction in California that resulted in a net after-tax gain of $0.25 per diluted share, which is included in our guidance. Our current earnings outlook is based on overall aggregates price improvements in the range of 10% to 11%, a decrease in the average unit cost for diesel fuel compared with 2006 and aggregates shipments that are in line with 2006.

Broader economic factors such as low interest rates, job growth, falling office vacancy rates and the solid fiscal condition of most states should continue to aid the more aggregate-intensive infrastructure and private nonresidential end use markets in 2007. Overall demand for aggregates in our markets should remain relatively stable. The residential construction slowdown in the U.S. continued in the fourth quarter of 2006 and contributed to lower aggregates shipments for the year. However, with mortgage interest rates still at relatively low historical levels and household formations increasing in high growth markets, residential construction has the potential to stabilize by the second half of 2007.

Aggregates demand from highway construction in the markets we serve should increase in 2007, primarily as a result of higher state spending levels and moderating liquid asphalt costs. In 2006, construction cost inputs for highway projects increased significantly, particularly liquid asphalt and diesel fuel, resulting in some delays for new contract awards.

We believe private nonresidential construction will continue to improve in 2007. This end market includes a wide array of project types and generally is more aggregates intensive than private residential construction. Economic factors such as job growth, vacancy rates, private infrastructure needs and demographic trends help drive demand for this type of construction.

Discontinued Operations

During 2005, we sold our former Chemicals business. Costs related to retained liabilities, primarily environmental and general and product liability, are expected to result in a small loss in discontinued operations for 2007.

Liquidity and Capital Resources

We believe we have sufficient financial resources, including cash provided by operating activities, unused bank lines of credit and ready access to the capital markets, to fund business requirements in the future including debt service obligations, cash contractual obligations, capital expenditures, dividend payments, stock purchases and potential future acquisitions.

Cash Flows

Net cash provided by operating activities (including discontinued operations) totaled $579.3 million in 2006, an increase of $106.2 million or 22% as compared with 2005. The increase primarily resulted from higher net earnings of $81.2 million and a decrease in contributions to pension plans of $27.7 million.

Cash provided by operating activities during 2005 includes $15.3 million referable to tax benefits from the exercise of stock options. During 2006, such tax benefits are classified as financing activities pursuant to FAS 123(R). Additional disclosures regarding the adoption of FAS 123(R) are presented in Note 1 to the consolidated financial statements under the heading Share-based Compensation.

Net cash used for investing activities totaled $105.0 million in 2006 compared with $149.2 million in 2005. The decrease in net cash used for investing activities is principally due to net activity in our medium-term investment program, which contributed $171.1 million to the overall change, a decrease in business acquisitions of $73.4 million, and $24.8 million in net proceeds from the sale of contractual rights. These favorable contributors were partially offset by an increase of $219.6 million used for purchases of property, plant and equipment primarily related to production capacity and efficiency improvements. During 2006, proceeds from the sale of our Chemicals business of $141.9 million include payments received under the ECU and 5CP earn-outs as well as amounts received in connection with working capital adjustments.

Net cash used for financing activities increased to $694.3 million in 2006 compared with $320.3 million in 2005. Cash used to purchase our common stock increased $294.3 million, cash payments to retire debt obligations increased $260.9 million, and dividends paid increased $25.9 million. These increases in cash used for financing activities were offset by net short-term borrowings of $198.9 million during 2006.

Our policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent on average with the payout record of past years, while maintaining debt ratios within what we believe to be prudent and generally acceptable limits.

Working Capital

Working capital, the excess of current assets over current liabilities, totaled $243.7 million at December 31, 2006, a decrease of $350.1 million from the $593.8 million level at December 31, 2005. The decrease in working capital primarily results from the use of cash to purchase our common stock and property, plant and equipment. During 2006, combined cash and medium-term investment balances decreased $395.0 million, while cash of $522.8 million was used to purchase our common stock and $435.2 million was used to purchase property, plant and equipment. As of December 31, 2006, we have $760.0 million in bank lines of credit, of which $2.5 million was drawn. Bank lines of credit serve as liquidity support when we issue commercial paper.

Working capital totaled $593.8 million at December 31, 2005, down $404.3 million from the 2004 level. The 2005 decrease resulted primarily from a $268.8 million increase in current maturities of long-term debt primarily attributable to debt that matured February 2006, a net decrease in assets and liabilities of assets held for sale of $269.8 million referable to the sale of our Chemicals business, and an increase in all other current liabilities of $70.6 million. These contributors to the decrease in working capital year over year were partially offset by an increase of $194.8 million in accounts and notes receivable, including $105.7 million referable to contingent earn-outs, and an increase in inventories of $20.6 million.

Capital Expenditures

Capital expenditures, which exclude business acquisitions, totaled $458.9 million in 2006, up $224.6 million from the 2005 level of $234.3 million. Much of the increase in spending over the 2005 level was for projects to lower operating costs, the acquisition of new reserves and additional production and distribution assets in key markets. We classify our capital expenditures into three categories based on the predominant purpose of the project. In 2006, profit-adding projects accounted for $232.9 million or 51% of the 2006 spending.

Commitments for capital expenditures were $72.5 million at December 31, 2006. We expect to fund these commitments using available cash or internally generated cash flow.

Acquisitions

In 2006, the total purchase price of acquisitions amounted to $20.5 million, down $73.5 million from the prior year. Acquisitions completed during 2006 included an aggregates production facility and asphalt mix plant in Indiana, an aggregates production facility in North Carolina and an aggregates production facility in Virginia. The 2005 acquisitions included five aggregates production facilities and five asphalt mix plants in Arizona, one aggregates production facility in Georgia, four aggregates production facilities in Indiana and one aggregates production facility in Tennessee.

Short-term Borrowings and Investments

Net short-term borrowings and investments at December 31 consisted of the following (in thousands of dollars):

	2006	2005	2004

Short-term investments:
Cash equivalents	$50,374	$273,315	$259,522
Medium-term investments	—	175,140	179,210

Total short-term investments	$50,374	$448,455	$438,732

Short-term borrowings:
Bank borrowings	$2,500	$—	$—
Commercial paper	196,400	—	—

Total short-term borrowings	$198,900	$—	$—

Net short-term (borrowings) investments	$(148,526)	$448,455	$438,732

We were a net short-term borrower during most of 2006 and ended the year in a short-term borrowed position of $148.5 million. In 2006, total short-term borrowings reached a peak of $236.8 million and amounted to $198.9 million at year end. Throughout 2005, we were a net short-term investor and ended the year in a short-term invested position of $448.5 million. After reaching a high of $65.0 million, there were no short-term borrowings at year-end 2005. In 2004 we were a net short-term investor and ended the year in a short-term invested position of $438.7 million. After reaching a high of $48.0 million, there were no short-term borrowings at year-end 2004.

Short-term borrowings outstanding as of December 31, 2006 of $198.9 million consisted of $2.5 million of bank borrowings at 5.575% maturing January 2007 and $196.4 million of commercial paper having maturities ranging from 2 to 36 days and interest rates ranging from 5.28% to 5.36%. We plan to reissue most, if not all, of these notes when they mature. There were no short-term borrowings outstanding as of December 31, 2005 and 2004. Periodically, we issue commercial paper for general corporate purposes, including working capital requirements. We plan to continue this practice from time to time as circumstances warrant.

Our policy is to maintain committed credit facilities at least equal to our outstanding commercial paper. Unsecured bank lines of credit totaling $760.0 million were maintained at the end of 2006, of which $2.5 million was drawn. As of December 31, 2006, our commercial paper was rated A-1 and P-1 by Standard & Poor’s and Moody’s Investors Service, Inc. (Moody’s), respectively.

Current Maturities

Current maturities of long-term debt as of December 31 are summarized below (in thousands of dollars):

	2006	2005	2004

6.40% 5-year notes issued 2001*	$—	$239,535	$(80)
Private placement notes	—	32,000	—
Medium-term notes	—	—	2,000
Other notes	630	532	1,306

Total	$630	$272,067	$3,226

*	Includes a decrease in valuation for the fair value of short-term interest rate swaps, as follows: December 31, 2005 — $465 thousand and December 31, 2004 — $80 thousand.

Scheduled debt payments during 2006 included $240.0 million (listed in the table above net of the $0.5 million decrease for the interest rate swap) in February to retire the 6.40% 5-year notes issued in 2001 and $32.0 million in

December to retire 10-year private placement notes issued in 1996. Scheduled debt payments during 2005 included $2.0 million in November to retire an 8.07% medium-term note issued in 1991.

Maturity dates for our $0.6 million of current maturities as of December 31, 2006 are various. We expect to retire this debt using available cash or by issuing commercial paper.

Debt and Capital

During 2006, long-term debt was reduced by $1.3 million to $322.1 million, compared with a net reduction of $281.1 million in 2005. The 2005 reduction reflected the reclassification of $272.1 million from long-term debt to current maturities. During the three-year period ended December 31, 2006, long-term debt decreased cumulatively by $285.6 million from the $607.7 million outstanding at December 31, 2003. At year end, the weighted-average interest rates on our long-term debt were 6.42% in 2006, 6.43% in 2005 and 6.41% in 2004.

During the same three-year period, shareholders’ equity, net of dividends of $369.0 million, increased by $208.1 million to $2.011 billion.

The calculations of our total debt as a percentage of total capital are summarized below (amounts in thousands, except percentages):

	2006	2005	2004

Debt:
Current maturities of long-term debt	$630	$272,067	$3,226
Short-term borrowings	198,900	—	—
Long-term debt	322,064	323,392	604,522

Total debt	$521,594	$595,459	$607,748

Capital:
Total debt	$521,594	$595,459	$607,748
Shareholders’ equity	2,010,899	2,133,649	2,020,790

Total capital	$2,532,493	$2,729,108	$2,628,538

Total debt as a percentage of total capital	20.6%	21.8%	23.1%

In the future, our total debt as a percentage of total capital will depend on specific investment and financing decisions. We believe our cash-generating capability, combined with our financial strength and geographic diversification, can comfortably support a target range of 35% to 40%. We have made acquisitions from time to time and will continue to pursue attractive investment opportunities. Such acquisitions could be funded by using internally generated cash flow or issuing debt or equity securities.

As of December 31, 2006, Standard & Poor’s and Moody’s rated our public long-term debt at the A+ and A1 level, respectively. Both Standard & Poor’s and Moody’s have assigned a stable outlook to our long-term debt ratings.

Contractual Obligations and Contingent Credit Facilities

Our obligations to make future payments under contracts as of December 31, 2006 are summarized in the table below (in millions of dollars):

		Payments Due by Year
	Note Reference	Total	2007	2008 – 2009	2010 – 2011	Thereafter

Cash Contractual Obligations
Short-term borrowings:
Principal payments	Note 6	$198.9	$198.9	$—	$—	$—
Interest payments		0.4	0.4	—	—	—
Long-term debt:
Principal payments	Note 6	321.4	0.7	283.7	20.3	16.7
Interest payments	Note 6	64.2	20.6	31.1	6.1	6.4
Operating leases	Note 7	80.1	16.6	25.4	13.5	24.6
Mineral royalties	Note 12	91.5	11.4	18.2	11.0	50.9
Unconditional purchase obligations:
Capital	Note 12	72.5	72.5	—	—	—
Noncapital(1)	Note 12	89.5	29.3	20.9	12.2	27.1
Benefit plans(2)	Note 10	416.5	31.7	69.6	78.0	237.2

Total cash contractual obligations(3)		$1,335.0	$382.1	$448.9	$141.1	$362.9

(1)	Noncapital unconditional purchase obligations relate primarily to transportation and electrical contracts.

(2)	Payments in “Thereafter” column for benefit plans are for the years 2012 – 2016.

(3)	The above table excludes discounted asset retirement obligations in the amount of $114.8 million at December 31, 2006, the majority of which have an estimated settlement date beyond 2011 (see Note 17 to the Consolidated Financial Statements).

We estimate cash requirements for income taxes in 2007 to be $290.0 million.

We have a number of contracts containing commitments or contingent obligations that are not material to our earnings. These contracts are discrete in nature, and it is unlikely that the various contingencies contained within the contracts would be triggered by a common event. The future payments under these contracts are not included in the table set forth above.

Our contingent credit facilities as of December 31, 2006 are summarized in the table below (in millions of dollars):

	Amount and Year of Expiration
	Total Facilities	2007	2008 – 2009	2010 – 2011	Thereafter

Contingent Credit Facilities
Lines of credit	$760.0	$210.0	$—	$550.0	$—
Standby letters of credit	66.7	66.7	—	—	—

Total contingent credit facilities	$826.7	$276.7	$—	$550.0	$—

Bank lines of credit amounted to $760.0 million, of which $210.0 million expires in 2007, and $550.0 million expires in 2011. As of December 31, 2006, $2.5 million of the lines of credit were drawn.

We provide certain third parties with irrevocable standby letters of credit in the normal course of business. We use our commercial banks to issue standby letters of credit to secure our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled. Substantially all our standby letters of credit are renewable annually at the option of the beneficiary.

Our standby letters of credit as of December 31, 2006 are summarized in the table below (in millions of dollars):

	Amount	Term	Maturity

Standby Letters of Credit
Risk management requirement for insurance claims	$16.2	One year	Renewable annually
Payment surety required by contract	14.9	—	February 2007
Payment surety required by utilities	0.1	One year	Renewable annually
Contractual reclamation/restoration requirements	35.5	One year	Renewable annually

Total standby letters of credit	$66.7

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, such as financing or unconsolidated variable interest entities, that either have or are reasonably likely to have a current or future material effect on our financial position, results of operations, liquidity, capital expenditures or capital resources.

Common Stock

Our decisions to purchase shares of our common stock are based on valuation and price, our liquidity and debt level, and our actual and projected cash requirements for investment projects and regular dividends. The amount, if any, of future share purchases will be determined by management from time to time based on various factors, including those listed above. Shares purchased are being held for general corporate purposes, including distributions under long-term incentive plans.

The number and cost of shares purchased during each of the last three years and shares held in treasury at year end are shown below:

	2006	2005	2004

Shares purchased:
Number	6,757,361	3,588,738	—
Total cost (millions)	$522.8	$228.5	$—
Average cost	$77.37	$63.67	$—
Shares in treasury at year end:
Number	45,098,644	39,378,985	37,045,535
Average cost	$28.78	$19.94	$15.32

The number of shares remaining under the current purchase authorization of the Board of Directors was 3,455,539 as of December 31, 2006.

Market Risk

We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce these market risks, we may utilize derivative financial instruments.

We are exposed to risk related to the ultimate proceeds to be received from the sale of the Chemicals business. As described in Note 2 to the consolidated financial statements, in addition to the initial proceeds, we are entitled to receive annual cash receipts under two separate earn-outs, subject to certain conditions. The first earn-out is based on ECU and natural gas prices during the five-year period beginning July 1, 2005. Payments to us pursuant to this ECU earn-out are capped at $150 million and it is accounted for as a derivative instrument. Accordingly, it is reported at fair value and changes, if any, to the fair value of the ECU derivative are recorded in current earnings from continuing operations. Future estimates of this derivative’s fair value could vary materially from period to period. The determination of the fair value of the ECU derivative is discussed in greater detail within the Critical Accounting Policies section of this annual report. Proceeds under the second earn-out are determined based on the performance of the hydrochlorocarbon product HCC-240fa (commonly referred to as 5CP) from the June 7, 2005 sale through 2012. Although we expect the total proceeds received in connection with the sale of our Chemicals business, including contingent proceeds under the two earn-outs, to exceed the carrying amount of the net assets sold, no gain on the sale was recognized since SFAS No. 5, “Accounting for Contingencies,” precludes the recognition of a contingent gain until realization is assured beyond a reasonable doubt. Accordingly, the value recorded at the June 7, 2005 closing date referable to these two earn-outs was limited to $128.2 million. The combined carrying amount of these earn-outs (reflected in accounts and notes receivable — other and other noncurrent assets in the accompanying Consolidated Balance Sheets) as of December 31, 2006 and December 31, 2005 was $49.5 million and $148.4 million, respectively. The $98.9 million decrease in the combined carrying amount during 2006 was due primarily to cash receipts totaling $131.8 million under the 5CP and ECU earn-outs, partially offset by a gain of $28.7 million on the ECU earn-out (reflected as a component of other income, net of other charges, in our Consolidated Statements of Earnings for the year ended December 31, 2006). The $20.2 million increase in the combined carrying amount from the June 7, 2005 closing to December 31, 2005 was due primarily to a $20.4 million gain on the ECU earn-out, which is included as a component of other income, net of other charges, in our Consolidated Statements of Earnings for the year ended December 31, 2005.

We are exposed to interest rate risk due to our various long-term debt instruments. Substantially all this debt is at fixed rates; therefore, a decline in interest rates would result in an increase in the fair market value of the liability. At times, we use interest rate swap agreements to manage this risk. In November 2003, we entered into an interest rate swap agreement with a counterparty in the stated (notional) amount of $50.0 million. Under this agreement, we paid a variable London Interbank Offered Rate (LIBOR) plus a fixed spread and received a fixed rate of interest of 6.40% from the counterparty. The six-month LIBOR approximated 4.70% at December 31, 2005 and 2.78% at December 31, 2004. The interest rate swap agreement terminated February 1, 2006, coinciding with the maturity of our 6.40% five-year notes issued in 2001 in the amount of $240.0 million. The realized gains and losses upon settlement related to the swap agreement are reflected in interest expense concurrent with the hedged interest payments on the debt. For the prior periods presented, the estimated fair values of this agreement were as follows: December 31, 2005 — $0.5 million unfavorable and December 31, 2004 — $0.2 million unfavorable.

We have used commodity swap and option contracts to reduce our exposure to fluctuations in prices for natural gas in our discontinued operations — Chemicals business. We had no such contracts outstanding as of December 31, 2006 and December 31, 2005. The fair values of these contracts were $0.1 million unfavorable as of December 31, 2004.

We do not enter into derivative financial instruments for speculative or trading purposes.

At December 31, 2006, the estimated fair market value of our long-term debt instruments including current maturities was $333.2 million as compared with a book value of $322.7 million. The effect of a hypothetical decline in interest rates of 1% would increase the fair market value of our liability by approximately $8.3 million.

We are exposed to certain economic risks related to the costs of our pension and other postretirement benefit plans. These economic risks include changes in the discount rate for high-quality bonds, the expected return on plan assets, the rate of compensation increase for salaried employees and the rate of increase in the per capita cost of covered healthcare benefits. The impact of a change in these assumptions on our annual pension and other postretirement benefit costs is discussed in greater detail within the Critical Accounting Policies section of this annual report.

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006; we adopted FIN 48 as of January 1, 2007. We do not expect the adoption of FIN 48 to have a material effect on our results of operations, financial position or liquidity.

In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP AUG AIR-1). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, “Audits of Airlines” (Airline Guide). The Airline Guide is the principal source of guidance on the accounting for planned major maintenance activities and permits four alternative methods of accounting for such activities. This guidance principally affects our accounting for periodic overhauls on our oceangoing vessels. Prior to January 1, 2007, we applied the accrue-in-advance method as prescribed by the Airline Guide, which required the accrual of estimated costs for the next scheduled overhaul over the period leading up to the overhaul. At that time, the actual cost of the overhaul is charged to the accrual, with any deficiency or excess charged or credited to expense. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method and is effective for fiscal years beginning after December 15, 2006. The FSP must be applied retrospectively to the beginning of the earliest period presented in the financial statements. We adopted FSP AUG AIR-1 as of January 1, 2007 using the deferral method as prescribed by the Airline Guide. Under the deferral method, the actual cost of each overhaul is capitalized and amortized to the next overhaul. As a result of the retrospective application of this new accounting standard, we recorded the following cumulative effect adjustments to our January 1, 2004 Consolidated Balance Sheet: an increase in noncurrent assets of $2,555,000; a decrease in current liabilities of $5,134,000; a decrease in deferred tax assets of $46,000; an increase in deferred tax liabilities of $2,111,000; and an increase in retained earnings of $5,532,000. The effect of the retrospective application of FSP AUG AIR-1 on our Consolidated Balance Sheets as of December 31, 2006, 2005 and 2004, and the related Consolidated Statements of Earnings and Statements of Cash Flows for the years then ended are presented in Note 18 to the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (FAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value; accordingly, it does not expand the use of fair value in any new circumstances. Fair value under FAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, a reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 is effective for fiscal years beginning after November 15, 2007; we expect to adopt FAS 157 as of January 1, 2008.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Two approaches are commonly used to evaluate the materiality of misstatements or errors in financial statements: the rollover, also known as the current-period or income-statement approach, and the iron curtain, also known as the cumulative or balance-sheet approach. The rollover approach quantifies a misstatement based on the amount of the error originating in the current-period income statement. This approach could allow balance sheet items to grow each year by immaterial amounts, until the cumulative error becomes material. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current period. This approach does not consider the income statement effects of correcting prior year misstatements in the current year to be errors. The reliance on only one of these approaches, to the exclusion of the other, does not appropriately quantify all misstatements that could be material to financial statement users. Accordingly, SAB 108 will require quantification of financial statement errors based on the effects of the error on each of a company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a dual approach because it essentially requires quantification of errors under both the iron curtain and the rollover approaches. From a transition perspective, SAB 108 permits companies to record the cumulative effect of initially applying the dual approach in the first year ending after November 15, 2006 by recording any necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB 108 had no effect on our results of operations, financial position or liquidity.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FAS 158). FAS 158 requires an employer to recognize the overfunded or underfunded status of a postretirement benefit plan as an asset or liability in its balance sheet, recognize changes in funded status in the year in which the changes occur through comprehensive income and measure the plan assets and benefit obligations as of the date of its year-end balance sheet. The funded status of a benefit plan is measured as the difference between the fair value of plan assets and the projected benefit obligation for pension plans or the accumulated postretirement benefit obligation for other postretirement benefit plans. Prior to the effective date of FAS 158, information about the overfunded or underfunded status of benefit plans was disclosed in the notes to the financial statements. Under FAS 158, an employer is required to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (FAS 87), or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106). Prior to the effective date of FAS 158, the recognition of these gains or losses and prior service costs or credits was delayed, and such amounts were presented in the notes to the financial statements as a reconciling difference between the funded status of a benefit plan and the amount recognized in an employer’s balance sheet. Amounts recognized in accumulated other comprehensive income pursuant to FAS 158 will be adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of FAS 87 and FAS 106.

The FAS 158 requirement to recognize the funded status of a benefit plan in an employer’s balance sheet was effective as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. Our December 31, 2006 adoption of the recognition provisions of FAS 158 resulted in an increase to our noncurrent prepaid pension asset of $8.9 million, an increase to our noncurrent pension and postretirement liabilities of $11.8 million, an increase to deferred tax assets of $1.1 million and a charge to the ending balance of accumulated other comprehensive income of $1.8 million, net of tax. The adoption of the recognition provisions of FAS 158 had no impact on our results of operations or cash flows for the year ended December 31, 2006. We are currently evaluating the timing of our adoption of the measurement date provisions of FAS 158 and the estimated impact such adoption will have on our financial statements.

Critical Accounting Policies

We follow certain significant accounting policies when preparing our consolidated financial statements. A summary of these policies is included in Note 1 to the consolidated financial statements. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and contingent liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

We believe the following critical accounting policies require the most significant judgments and estimates used in the preparation of our consolidated financial statements.

ECU Earn-out

In connection with the June 2005 sale of our Chemicals business, as described in Note 2 to the consolidated financial statements, we entered into two separate earn-out agreements that require the purchaser (Basic Chemicals) to make future payments subject to certain conditions. One of these earn-out agreements (the ECU earn-out) is based on ECU (electrochemical unit) and natural gas prices during the five-year period beginning July 1, 2005, and qualifies as a derivative financial instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133). The ECU earn-out is payable annually and is capped at $150 million.

FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. The fair value of the ECU earn-out is adjusted quarterly based on expected future cash flows. We have not designated the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value, if any, are recognized in current earnings. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin Topic 5:Z:5, “Classification and Disclosure of Contingencies Relating to Discontinued Operations” (SAB Topic 5:Z:5), changes in fair value are recorded within continuing operations. The carrying amount (fair value) of the ECU earn-out is classified in the accompanying Consolidated Balance Sheets as current (less than one year) or long term (longer than one year) based on our expectation of the timing of future cash flows. The current and long-term portions are reflected in accounts and notes receivable — other and other noncurrent assets, respectively, in our accompanying Consolidated Balance Sheets. Cash receipts from the ECU earn-out totaled $127.9 million in 2006, and the fair value of the ECU earn-out was $20.2 million and $119.4 million at December 31, 2006 and 2005, respectively.

The discounted cash flow model utilized to determine the fair value of the ECU earn-out requires significant estimates and judgments as described hereafter. An ECU is defined as the price of one short ton of chlorine plus the price of 1.1 short tons of caustic soda. The expected future prices for an ECU and natural gas are critical variables in the discounted cash flow model. Our estimates of these variables are derived from industry ECU pricing and current natural gas futures contracts. Differences between expected future prices and actual results could materially affect the fair value of the ECU earn-out. In addition, significant judgment is required to assess the likelihood of the amounts and timing of each possible outcome. Future estimates of the ECU earn-out’s fair value could vary from period to period. Further, there can be no assurance as to the future amount received under this earn-out, if any. Additional disclosures regarding the ECU earn-out are presented in Notes 2 and 5 to the consolidated financial statements.

Impairment of Long-lived Assets Excluding Goodwill

We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.

Reclamation Costs

Reclamation costs resulting from the normal use of long-lived assets are recognized over the period the asset is in use only if there is a legal obligation to incur these costs upon retirement of the assets. Additionally, reclamation costs resulting from the normal use under a mineral lease are recognized over the lease term only if there is a legal obligation to incur these costs upon expiration of the lease. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.

In determining the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is then discounted to fair value using present value techniques with a credit-adjusted, risk-free rate commensurate with the estimated years to settlement.

In estimating the settlement date, we evaluate the current facts and conditions to determine the most likely settlement date. If this evaluation identifies alternative estimated settlement dates, we use a weighted-average settlement date considering the probabilities of each alternative.

Reclamation obligations are reviewed at least annually for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date.

Examples of events that would trigger a change in the cost include a new reclamation law or amendment of an existing mineral lease. Examples of events that would trigger a change in the estimated settlement date include the acquisition of additional reserves or the closure of a facility.

For additional information regarding reclamation obligations (commonly known as asset retirement obligations), see Note 17 to the consolidated financial statements.

Pension and Other Postretirement Benefits

We follow the guidance of FAS 87, FAS 106 and FAS 158 when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. The provisions of FAS 87 and FAS 106 provide for the delayed recognition of differences between actual results and expected or estimated results. This delayed recognition of actual results allows for a smoothed recognition in earnings of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. FAS 158 partially supersedes the delayed recognition principles of FAS 87 and FAS 106 by requiring that differences between actual results and expected or estimated results be recognized in full in other comprehensive income. Amounts recognized in other comprehensive income pursuant to FAS 158 are reclassified to earnings in accordance with the recognition principles of FAS 87 and FAS 106. The primary assumptions are as follows:

•	Discount Rate — The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.

•	Expected Return on Plan Assets — We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs.

•	Rate of Compensation Increase — For salary-related plans only, we project employees’ annual pay increases, which are used to project employees’ pension benefits at retirement.

•	Rate of Increase in the Per Capita Cost of Covered Healthcare Benefits — We project the expected increases in the cost of covered healthcare benefits.

Beginning in 2005, we accelerated the date for actuarial measurement of our pension and other postretirement benefit obligations from December 31 to November 30.

During 2006, we reviewed our assumptions related to the discount rate, the expected return on plan assets, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits. We consult with our actuaries and investment advisors, as appropriate, when selecting these assumptions.

In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At November 30, 2006, the discount rate for our plans decreased to 5.70% from 5.75% at November 30, 2005 for purposes of determining our liability under FAS 87 (pensions) and remained 5.50% for purposes of determining our liability under FAS 106 (other postretirement benefits). An analysis of the duration of plan liabilities and the yields for corresponding high-quality bonds is used in the selection of the discount rate.

In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At November 30, 2006, the expected return on plan assets remained 8.25%.

In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At November 30, 2006, the inflation component of the assumed rate of compensation remained 2.25%. In addition, based on future expectations of merit and productivity increases, the weighted-average component of the salary increase assumption remained 2.50%.

In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At November 30, 2006, our assumed rate of increase in the per capita cost of covered healthcare benefits increased to 9.0% for 2007, decreasing 1.0% per year until reaching 5.0% in 2011 and remaining level thereafter.

Changes to the assumptions listed above would have an impact on the projected benefit obligations, the accrued other postretirement benefit liabilities, and the annual net periodic pension and other postretirement benefit cost. The following table reflects the sensitivities associated with a hypothetical change in certain assumptions (in millions of dollars):

	(Favorable) Unfavorable
	0.5% Increase		0.5% Decrease
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	in Benefit Obligation	in Benefit Cost	in Benefit Obligation	in Benefit Cost

Actuarial Assumptions
Discount rate:
Pension	$(38.3)	$(2.4)	$42.6	$2.8
Other postretirement benefits	(3.7)	(0.2)	4.0	0.2
Expected return on plan assets	not applicable	(2.7)	not applicable	2.7
Rate of compensation increase (for salary-related plans)	9.1	1.3	(8.0)	(1.3)
Rate of increase in the per capita cost of covered healthcare benefits	4.4	0.7	(3.9)	(0.6)

As of the November 30, 2006 measurement date, the pension plans’ fair value of assets increased from $557.0 million to $611.1 million due primarily to favorable investment returns. Earnings on assets above or below the expected return are reflected in the calculation of pension expense through the calculation of the “market-related value,” which recognizes changes in fair value averaged on a systematic basis over five years.

As a result of the June 2005 sale of our Chemicals business, as described in Note 2 to the consolidated financial statements, during 2006, we recognized a settlement charge of $0.8 million representing an acceleration of unrecognized losses due to lump-sum payments to certain retirees from our former Chemicals business. Additionally, during 2005 we recognized an acceleration of a portion of the current unrecognized prior service cost of $1.5 million (curtailment loss) for the pension plans and a benefit of $0.2 million (curtailment gain) for the postretirement medical and life insurance plans in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (FAS 88). In addition, we granted special termination benefits in relation to the divestiture, including immediate vesting of pension benefits and an extension of eligibility for enhanced early retirement pension benefits and postretirement medical benefits. These benefits have been treated as special termination benefits under FAS 88 and resulted in one-time, noncash charges during 2005 of $5.6 million for the pension plans and $0.8 million for the postretirement medical plans. For 2005, the divestiture reduced our pension and other postretirement benefits expense by approximately $2.1 million and $1.6 million, respectively. As a result of the divestiture, our future pension and postretirement obligations referable to the divested operations were reduced as of December 31, 2005 by approximately $18.2 million and $19.6 million, respectively.

During 2007, we expect to recognize net periodic pension expense of approximately $8.6 million and net periodic postretirement costs of approximately $9.5 million compared with $9.3 million and $8.7 million, respectively, in 2006. This expectation is based on changes to our actuarial assumptions for discount rate, expected return on plan assets and rate of compensation increase, as well as other actuarial gains and losses. Normal cash payments made for pension benefits in 2007 under the unfunded plans are estimated at $1.6 million. We expect to make no contributions to the funded pension plans during 2007.

The Pension Protection Act of 2006 (PPA), enacted on August 17, 2006, significantly changes the funding requirements after 2007 for single-employer defined benefit pension plans, among other provisions. Funding requirements under the PPA will largely be based on a plan’s funded status, with faster amortization of any shortfalls or surpluses. We do not believe this new legislation will have a material impact on the funding requirements of our defined benefit pension plans during 2008.

For additional information regarding pension and other postretirement benefits, see Note 10 to the consolidated financial statements.

Environmental Compliance

We incur environmental compliance costs, which include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2006 the spread between the minimum and maximum loss in the range was $8.3 million. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

Claims and Litigation Including Self-insurance

We are involved with claims and litigation, including items covered under our self-insurance program. We are self-insured for losses related to workers’ compensation up to $2.0 million per occurrence, and automotive and general/ product liability up to $3.0 million per occurrence. We have excess coverage on a per occurrence basis beyond these deductible levels.

Under our self-insurance program, we aggregate certain claims and litigation costs that are reasonably predictable based on our historical loss experience and accrue losses, including future legal defense costs, based on actuarial studies. Certain claims and litigation costs due to their unique nature are not included in our actuarial studies. We use both internal and outside legal counsel to assess the probability of loss, and establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Legal defense costs are accrued when incurred. Accrued liabilities under our self-insurance program were $45.2 million, $42.5 million and $45.6 million as of December 31, 2006, 2005 and 2004, respectively. Accrued liabilities for self-insurance reserves as of December 31, 2006 were discounted at 3.56%. As of December 31, 2006, the undiscounted amount was $49.2 million as compared with the discounted liability of $45.2 million. Expected payments (undiscounted) for the next five years are projected as follows: 2007, $19.5 million; 2008, $8.2 million; 2009, $6.3 million; 2010, $4.4 million; and 2011, $3.1 million.

Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.

Income Taxes

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

In accordance with SFAS No. 109, “Accounting for Income Taxes,” we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. At least quarterly, we assess the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset. To the extent recovery is unlikely, a valuation allowance is established against the deferred tax asset, increasing our income tax expense in the year such determination is made.

APB Opinion No. 23, “Accounting for Income Taxes, Special Areas,” does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We periodically evaluate our investment strategies with respect to each foreign tax jurisdiction in which we operate to determine whether foreign earnings will be indefinitely reinvested offshore and, accordingly, whether U.S. income taxes should be provided when such earnings are recorded.

We establish accruals for certain tax contingencies when, despite the belief that our tax return positions are fully supported, we believe that certain positions are likely to be challenged and it is probable that our positions will not be fully sustained. The methodology utilized in establishing our tax contingency accrual involves estimating the risk to each exposure item and accruing at the appropriate amount. The tax contingency accruals are adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of tax contingency accruals and subsequent adjustments as considered appropriate by management.

A number of years may elapse before a particular matter for which we have recorded a contingent liability is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. In the United States, the Internal Revenue Service concluded an audit of our 2002 and 2003 tax years in the fourth quarter of 2006. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction in our effective tax rate in the period of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the period of resolution. As of December 31, 2006, the accrual for tax contingencies was $9.5 million. Our tax contingency accruals are presented in the balance sheet within current liabilities.

Our largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for percentage depletion. The impact of percentage depletion on the effective tax rate is reflected in Note 9 to the consolidated financial statements. The deduction for percentage depletion does not necessarily change proportionately to changes in pretax earnings. Due to the magnitude of the impact of percentage depletion on our effective tax rate and taxable income, a significant portion of the financial reporting risk is related to this estimate.

The American Jobs Creation Act of 2004 created a new deduction for certain domestic production activities as described in Section 199 of the Internal Revenue Code. Generally and subject to certain limitations, the deduction is set at 3% for 2005 and 2006, increases to 6% in 2007 through 2009 and reaches 9% in 2010 and thereafter. The estimated impact of this deduction on the 2006 and 2005 effective tax rates is reflected in Note 9 of the consolidated financial statements.

Special Note Regarding Forward-looking Information

Our disclosures and analyses in this report contain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. Specifically, forward-looking statements are set forth in the “Looking Forward” section of the Letter to Shareholders and the section of Management’s Discussion and Analysis entitled “2007 Outlook.” Whenever possible, we have identified these forward-looking statements by words such as “anticipate,” “may,” “believe,” “estimate,” “project,” “expect,” “intend” and words of similar import. Forward-looking statements involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those projected. These assumptions, risks and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received under two earn-outs contained in the agreement for the divestiture of our Chemicals business; our ability to manage and successfully integrate acquisitions; and other assumptions, risks and uncertainties set forth in our Annual Report on Form 10-K. We undertake no obligation to publicly update any forward-looking statements, as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases.

ITEM 8.	Financial Statements and Supplementary Data

The Shareholders of Vulcan Materials Company:

Vulcan Materials Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Under management’s supervision, an evaluation of the design and effectiveness of Vulcan Materials Company’s internal control over financial reporting was conducted based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Vulcan Materials Company’s internal control over financial reporting was effective as of December 31, 2006.

Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of Vulcan Materials Company’s consolidated financial statements, has issued an attestation report on management’s assessment of the effectiveness of Vulcan Materials Company’s internal control over financial reporting as of December 31, 2006. Deloitte & Touche LLP’s report, which expresses unqualified opinions on management’s assessment and on the effectiveness of Vulcan Materials Company’s internal control over financial reporting, is included herein.

Donald M. James Chairman and Chief Executive Officer	Daniel F. Sansone Senior Vice President, Chief Financial Officer

February 26, 2007

Report of Independent Registered Public Accounting Firm — Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Vulcan Materials Company:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Vulcan Materials Company and its subsidiary companies (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 26, 2007 (July 11, 2007 as to the effect of the retrospective application of a new accounting standard as discussed in Note 18) expressed an unqualified opinion on those financial statements and includes an explanatory paragraph concerning the adoption of SFAS 123(R), “Share-Based Payment;” SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R);” and EITF Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry,” and an explanatory paragraph referring to the Company’s retrospective application of FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities.”

/s/ Deloitte & Touche LLP

Birmingham, Alabama
February 26, 2007

Report of Independent Registered Public Accounting Firm — Consolidated Financial Statements

The Board of Directors and Shareholders of Vulcan Materials Company:

We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies (the “Company”) as of December 31, 2006, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies as of December 31, 2006, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, during 2006, the Company adopted SFAS 123(R), “Share-Based Payment;” SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R);” and EITF Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry.”

As discussed in Note 18 to the consolidated financial statements, the accompanying 2006, 2005 and 2004 financial statements have been adjusted for the retrospective application of FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities.”

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Birmingham, Alabama
February 26, 2007 (July 11, 2007 as to the effect of the retrospective application of a new accounting standard as discussed in Note 18)

Consolidated Statements of Earnings

	For the Years Ended December 31
	2006	2005	2004
	Amounts and shares in thousands, except per share data

Net sales	$3,041,093	$2,614,965	$2,213,160
Delivery revenues	301,382	280,362	241,175

Total revenues	3,342,475	2,895,327	2,454,335

Cost of goods sold	2,109,189	1,906,151	1,628,811
Delivery costs	301,382	280,362	241,175

Cost of revenues	2,410,571	2,186,513	1,869,986

Gross profit	931,904	708,814	584,349
Selling, administrative and general expenses	264,276	232,411	196,232
Gain on sale of property, plant and equipment, net	5,557	8,295	23,801
Other operating (income) expense, net	(21,904)	7,862	8,189

Operating earnings	695,089	476,836	403,729
Other income, net	28,541	24,378	8,314
Interest income	6,171	16,627	5,599
Interest expense	26,310	37,146	40,280

Earnings from continuing operations before income taxes	703,491	480,695	377,362
Provision for income taxes
Current	221,094	132,250	107,200
Deferred	2,219	4,317	7,666

Total provision for income taxes	223,313	136,567	114,866

Earnings from continuing operations	480,178	344,128	262,496
Discontinued operations (Note 2)
Earnings (loss) from results of discontinued operations	(16,624)	83,683	48,839
Minority interest in earnings of a consolidated subsidiary	—	(11,232)	(9,037)
Income tax benefit (provision)	6,660	(27,529)	(13,630)

Earnings (loss) on discontinued operations, net of income taxes	(9,964)	44,922	26,172

Net earnings	$470,214	$389,050	$288,668

Basic earnings (loss) per share
Earnings from continuing operations	$4.92	$3.37	$2.56
Discontinued operations	$(0.10)	$0.44	$0.26
Net earnings per share	$4.82	$3.81	$2.82
Diluted earnings (loss) per share
Earnings from continuing operations	$4.81	$3.31	$2.53
Discontinued operations	$(0.10)	$0.43	$0.25
Net earnings per share	$4.71	$3.74	$2.78
Dividends declared per share	$1.48	$1.16	$1.04
Weighted-average common shares outstanding	97,577	102,179	102,447
Weighted-average common shares outstanding, assuming dilution	99,777	104,085	103,664

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

	As of December 31
	2006	2005	2004
	Amounts and shares in thousands, except per share data

ASSETS
Current assets
Cash and cash equivalents	$55,230	$275,138	$271,450
Medium-term investments	—	175,140	179,210
Accounts and notes receivable
Customers, less allowance for doubtful accounts:
2006 — $3,355; 2005 — $4,277; 2004 — $5,196	344,114	329,299	268,719
Other	47,346	147,071	12,894
Inventories	243,537	197,752	177,184
Deferred income taxes	25,579	23,046	34,341
Prepaid expenses	15,388	17,138	15,846
Assets held for sale	—	—	458,223

Total current assets	731,194	1,164,584	1,417,867
Investments and long-term receivables	6,664	6,942	7,226
Property, plant and equipment, net	1,869,114	1,603,967	1,536,493
Goodwill	620,189	617,083	600,181
Other assets	200,673	197,847	105,779

Total assets	$3,427,834	$3,590,423	$3,667,546

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$630	$272,067	$3,226
Short-term borrowings	198,900	—	—
Trade payables and accruals	154,215	142,221	95,312
Accrued salaries, wages and management incentives	74,084	68,544	45,355
Accrued interest	4,671	10,691	10,740
Current portion of income taxes	11,980	37,870	40,830
Other accrued liabilities	43,028	39,356	35,811
Liabilities of assets held for sale	—	—	188,435

Total current liabilities	487,508	570,749	419,709
Long-term debt	322,064	323,392	604,522
Deferred income taxes	287,905	277,761	351,191
Deferred management incentive and other compensation	69,966	61,779	55,108
Other postretirement benefits	85,308	69,537	70,646
Asset retirement obligations	114,829	105,774	90,906
Noncurrent self-insurance reserve	33,519	31,616	33,291
Other noncurrent liabilities	15,836	16,166	21,383

Total liabilities	1,416,935	1,456,774	1,646,756

Other commitments and contingencies (Note 12)
Shareholders’ equity
Common stock, $1 par value — 139,705 shares issued as of 2006, 2005 and 2004	139,705	139,705	139,705
Capital in excess of par value	191,695	136,675	76,222
Retained earnings	2,982,526	2,644,535	2,373,730
Accumulated other comprehensive loss	(4,953)	(2,213)	(1,309)
Treasury stock at cost	(1,298,074)	(785,053)	(567,558)

Total shareholders’ equity	2,010,899	2,133,649	2,020,790

Total liabilities and shareholders’ equity	$3,427,834	$3,590,423	$3,667,546

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31
	2006	2005	2004
	Amounts in thousands

Operating Activities
Net earnings	$470,214	$389,050	$288,668
Adjustments to reconcile net earnings to net cash provided by operating activities Depreciation, depletion, accretion and amortization	226,370	222,868	246,388
Net gain on sale of property, plant and equipment	(5,557)	(9,414)	(23,973)
Net gain on sale of contractual rights	(24,841)	—	—
Contributions to pension plans	(1,433)	(29,100)	(7,327)
Share-based compensation	14,352	17,170	4,212
(Increase) decrease in assets before initial effects of business acquisitions and dispositions
Accounts and notes receivable	(56,599)	(64,782)	(14,876)
Inventories	(28,552)	(6,210)	5,815
Deferred income taxes	(2,534)	11,296	(29)
Prepaid expenses	1,801	(1,291)	(1,827)
Customer long-term receivables	—	—	108
Other assets	9,895	(55,055)	(6,672)
Increase (decrease) in liabilities before initial effects of business acquisitions and dispositions
Accrued interest and income taxes	(35,806)	(3,008)	16,766
Trade payables and other accruals	2,968	40,224	7,636
Deferred income taxes	11,848	(73,467)	11,801
Other noncurrent liabilities	(1,602)	41,066	49,351
Other, net	(1,175)	(6,163)	4,574

Net cash provided by operating activities	579,349	473,184	580,615

Investing Activities
Purchases of property, plant and equipment	(435,207)	(215,646)	(203,800)
Proceeds from sale of property, plant and equipment	7,918	10,629	48,377
Proceeds from sale of contractual rights, net of cash transaction fees	24,849	—	—
Proceeds from sale of Chemicals business, net of cash transaction fees	141,916	209,254	—
Payment for minority partner’s interest in consolidated Chemicals joint venture	—	(65,172)	—
Payment for businesses acquired, net of acquired cash	(20,531)	(93,965)	(34,555)
Purchases of medium-term investments	—	(313,490)	(378,463)
Proceeds from sales and maturities of medium-term investments	175,140	317,560	473,147
Change in investments and long-term receivables	304	596	789
Other, net	604	1,062	—

Net cash used for investing activities	(105,007)	(149,172)	(94,505)

Financing Activities
Net short-term borrowings (payments)	198,900	—	(29,000)
Payment of short-term debt and current maturities	(272,532)	(3,350)	(249,794)
Payment of long-term debt	—	(8,253)	(195)
Purchases of common stock	(522,801)	(228,479)	—
Dividends paid	(144,082)	(118,229)	(106,331)
Proceeds from exercise of stock options	28,889	37,940	21,508
Excess tax benefits from exercise of stock options	17,376	—	—
Other, net	—	47	1,383

Net cash used for financing activities	(694,250)	(320,324)	(362,429)

Net (decrease) increase in cash and cash equivalents	(219,908)	3,688	123,681
Cash and cash equivalents at beginning of year	275,138	271,450	147,769

Cash and cash equivalents at end of year	$55,230	$275,138	$271,450

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

	For the Years Ended December 31
	2006		2005		2004
	Shares	Amount	Shares	Amount	Shares	Amount
	Amounts and shares in thousands, except per share data

Common stock, $1 par value Authorized: 480,000 shares in 2006, 2005 and 2004
Issued at beginning of year	139,705	$139,705	139,705	$139,705	139,705	$139,705

Issued at end of year	139,705	139,705	139,705	139,705	139,705	139,705

Capital in excess of par value
Balance at beginning of year		136,675		76,222		49,664
Issuances of stock under share-based compensation plans		22,915		27,996		15,032
Share-based compensation expense		14,352		17,170		4,212
Excess tax benefits from exercise of stock options		17,376		15,287		7,314
Accrued dividends on share-based compensation awards		377		—		—

Balance at end of year		191,695		136,675		76,222

Retained earnings
Balance at beginning of year		2,644,535		2,373,730		2,185,839
Cumulative effect of accounting change (Note 18)		12,236		—		5,532

Balance at beginning of year adjusted for accounting change		2,656,771		2,373,730		2,191,371
Net earnings		470,214		389,050		288,668
Cash dividends on common stock		(144,082)		(118,229)		(106,331)
Accrued dividends on share-based compensation awards		(377)		—		—
Other		—		(16)		22

Balance at end of year		2,982,526		2,644,535		2,373,730

Accumulated other comprehensive (loss) income, net of taxes
Balance at beginning of year		(2,213)		(1,309)		2,649
Fair value adjustment to cash flow hedges, net of reclassification adjustment		75		62		(2,711)
Minimum pension liability adjustment		(1,027)		(966)		(1,247)

Balance at end of year before adjustment for initial effects of FAS 158		(3,165)		(2,213)		(1,309)
Adjustment for initial effects of FAS 158, funded status of pension and postretirement benefit plans (Note 1)		(1,788)		—		—

Balance at end of year		(4,953)		(2,213)		(1,309)

Common stock held in treasury
Balance at beginning of year	(39,379)	(785,053)	(37,046)	(567,558)	(37,894)	(575,021)
Purchase of common shares	(6,757)	(522,801)	(3,589)	(228,479)	—	—
Issuances of stock under share-based compensation plans	1,037	9,780	1,256	10,984	848	7,463

Balance at end of year	(45,099)	(1,298,074)	(39,379)	(785,053)	(37,046)	(567,558)

Total		$2,010,899		$2,133,649		$2,020,790

Comprehensive income
Net earnings		$470,214		$389,050		$288,668
Other comprehensive loss		(952)		(904)		(3,958)

Total comprehensive income		$469,262		$388,146		$284,710

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies

Nature of Operations

Vulcan Materials Company (the “Company,” “Vulcan,” “we,” “our”), a New Jersey corporation, is the nation’s largest producer of construction aggregates, primarily crushed stone, sand and gravel; and a major producer of asphalt mix and concrete. See Note 15 for additional disclosure regarding nature of operations.

Due to the 2005 sale of our Chemicals business as presented in Note 2, the operating results of the Chemicals business have been presented as discontinued operations in the accompanying Consolidated Statements of Earnings. Additionally, as of December 31, 2004, the assets and liabilities of the Chemicals business are reported in the Consolidated Balance Sheets as assets held for sale and liabilities of assets held for sale, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of Vulcan Materials Company and all our majority or wholly owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated in consolidation.

Cash Equivalents

We classify as cash equivalents all highly liquid securities with a maturity of three months or less at the time of purchase. The carrying amount of these securities approximates fair value due to their short-term maturities.

Medium-term Investments

Our medium-term investments consist of highly liquid securities with a contractual maturity in excess of three months at the time of purchase. We classify our medium-term investments as either available-for-sale or held-to-maturity. Investments classified as available-for-sale consist of variable rate demand obligations and are reported at fair value, which is equal to cost. Investments classified as held-to-maturity consist of fixed rate debt securities and are reported at cost. The reported values of these investments by major security type as of December 31 are summarized below (in thousands of dollars):

	2006	2005	2004

Bonds, notes and other securities:
Variable rate demand obligations	$—	$165,140	$179,210
Other debt securities	—	10,000	—

Total	$—	$175,140	$179,210

While the contractual maturities for the variable rate demand obligations noted above are generally long term (longer than one year), these securities have certain economic characteristics of current (less than one year) investments because of their rate-setting mechanisms. Therefore, all our medium-term investments as of December 31, 2005 and 2004 were classified as current assets based on our investing practices and intent.

Proceeds, gross realized gains and gross realized losses from sales and maturities of medium-term investments for the years ended December 31 are summarized below (in thousands of dollars):

	2006	2005	2004

Proceeds	$175,140	$317,560	$473,147
Gross realized gains	insignificant	insignificant	insignificant
Gross realized losses	insignificant	insignificant	insignificant

There were no transfers from either the available-for-sale or held-to-maturity categories to the trading category during the three years ended December 31, 2006. There were no gross unrealized holding gains or losses related to

Notes to Consolidated Financial Statements — (Continued)

medium-term investments classified as available-for-sale or held-to-maturity as of December 31, 2006, 2005 and 2004.

Accounts and Notes Receivable

Accounts and notes receivable from customers result from our extending credit to trade customers for the purchase of our products. The terms generally provide for payment within 30 days of being invoiced. On occasion, when necessary to conform to regional industry practices, we sell product under extended payment terms, which may result in either secured or unsecured short-term notes; or, on occasion, notes with durations of less than one year are taken in settlement of existing accounts receivable. Other accounts and notes receivable result from short-term transactions (less than one year) other than the sale of our products, such as interest receivable; insurance claims; freight claims; tax refund claims; bid deposits; rents receivable; etc. Additionally, as of December 31, 2006 and December 31, 2005, other accounts and notes receivable include the current portion of the contingent earn-out agreements referable to the Chemicals business sale as described in Note 2. Receivables are aged and appropriate allowances for doubtful accounts and bad debt expense are recorded.

Inventories

Inventories and supplies are stated at the lower of cost or market. We use the last-in, first-out (LIFO) method of valuation for most of our inventories because it results in a better matching of costs with revenues. Such costs include fuel, parts and supplies, raw materials, direct labor and production overhead. An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on our estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation. Substantially all operating supplies inventory is carried at average cost.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortization. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease.

Repair and Maintenance

Repair and maintenance costs generally are charged to operating expense as incurred. Renewals and betterments that add materially to the utility or useful lives of property, plant and equipment are capitalized and subsequently depreciated. Costs for planned major maintenance activities, primarily related to periodic overhauls on our oceangoing vessels, are accrued over the interim period between scheduled overhauls, generally no more than five years.

Depreciation, Depletion, Accretion and Amortization

Depreciation is computed by the straight-line method at rates based on the estimated service lives of the various classes of assets, which include machinery and equipment (3 to 30 years), buildings (7 to 20 years) and land improvements (7 to 20 years).

Cost depletion on depletable quarry land is computed by the unit-of-production method based on estimated recoverable units.

Accretion reflects the period-to-period increase in the carrying amount of the liability for asset retirement obligations. It is computed using the same credit-adjusted, risk-free rate used to initially measure the liability at fair value.

Leaseholds are amortized over varying periods not in excess of applicable lease terms or estimated useful life.

Notes to Consolidated Financial Statements — (Continued)

Amortization of intangible assets subject to amortization is computed based on the estimated life of the intangible assets.

Depreciation, depletion and amortization expense for assets held for sale ceased October 2004 upon our classification of the Chemicals business as discontinued operations. Depreciation, depletion, accretion and amortization expense for the years ended December 31 is outlined below (in thousands of dollars):

	2006	2005	2004

Depreciation
Continuing operations	$209,195	$207,107	$198,098
Discontinued operations	19	21	34,031

Total	$209,214	$207,128	$232,129

Depletion
Continuing operations	$6,768	$6,823	$5,727
Discontinued operations	—	—	—

Total	$6,768	$6,823	$5,727

Accretion
Continuing operations	$5,499	$4,826	$4,345
Discontinued operations	—	447	1,030

Total	$5,499	$5,273	$5,375

Amortization of Leaseholds and Capitalized Leases
Continuing operations	$155	$297	$297
Discontinued operations	—	—	—

Total	$155	$297	$297

Amortization of Intangibles
Continuing operations	$4,734	$3,347	$2,860
Discontinued operations	—	—	—

Total	$4,734	$3,347	$2,860

Total Depreciation, Depletion, Accretion and Amortization
Continuing operations	$226,351	$222,400	$211,327
Discontinued operations	19	468	35,061

Total	$226,370	$222,868	$246,388

Goodwill

Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. Goodwill is reviewed for impairment annually, as of January 1, or more frequently if certain indicators arise in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (FAS 142). Goodwill is tested for impairment on a reporting unit level, as defined by FAS 142. Currently we have seven reporting units composed of seven regional divisions. The carrying value of each reporting unit is determined by assigning assets and liabilities, including goodwill, to those reporting units as of the January 1 measurement date. Further, we determine the fair values of the reporting units using present value techniques. If an impairment review indicates that goodwill is impaired, a charge is recorded. There were no charges for goodwill impairment in the years ended December 31, 2006, 2005 and 2004.

Notes to Consolidated Financial Statements — (Continued)

Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2006, 2005 and 2004 are summarized below (in thousands of dollars):

	Construction
	Materials	Chemicals*	Total

Goodwill as of December 31, 2003	$579,442	$375	$579,817

Goodwill of acquired businesses	20,739	—	20,739
Less goodwill as of December 31, 2004 classified as assets held for sale	—	375	375

Goodwill as of December 31, 2004	$600,181	$—	$600,181

Goodwill of acquired businesses	18,836	—	18,836
Purchase price allocation adjustments	(1,934)	—	(1,934)

Goodwill as of December 31, 2005	$617,083	$—	$617,083

Goodwill of acquired businesses**	8,800	—	8,800
Purchase price allocation adjustments	(5,694)	—	(5,694)

Goodwill as of December 31, 2006	$620,189	$-	$620,189

*	Goodwill for the former Chemicals segment is classified as assets held for sale as of December 31, 2004.

**	The goodwill of acquired businesses for 2006 relates to the acquisitions listed in Note 19. We are currently evaluating the final purchase price allocation for some of these acquisitions; therefore, the goodwill amount is subject to change. When finalized, the goodwill from the 2006 acquisitions is expected to be fully deductible for income tax purposes.

Fair Value of Financial Instruments

The carrying values of our cash equivalents, medium-term investments, accounts and notes receivable, trade payables, accrued expenses and short-term borrowings approximate their fair values because of the short-term nature of these instruments. Additional fair value disclosures for derivative instruments and interest-bearing debt are presented in Notes 5 and 6, respectively.

Derivative Instruments Excluding ECU Earn-out

We previously used derivative instruments (interest rate swap agreements) to manage interest rate risk, and we previously used derivative instruments (primarily commodity swap and option contracts) to manage volatility related to natural gas prices in our discontinued operations — Chemicals business. We may periodically use derivative instruments to reduce our exposure to interest rate risk, currency exchange risk or price fluctuations on natural gas or other commodity energy sources subject to our risk management policies. We do not use derivative financial instruments for speculative or trading purposes. Additional disclosures regarding our derivative financial instruments are presented in Note 5.

ECU Earn-out

In connection with the June 2005 sale of our Chemicals business, as described in Note 2, we entered into two separate earn-out agreements that require the purchaser, Basic Chemicals Company, LLC (Basic Chemicals), to make future payments subject to certain conditions. One of these earn-out agreements (the ECU earn-out) is based on ECU (electrochemical unit) and natural gas prices during the five-year period beginning July 1, 2005, and qualifies as a derivative financial instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133). The ECU earn-out is payable annually and is capped at $150 million.

Notes to Consolidated Financial Statements — (Continued)

FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. The fair value of the ECU earn-out is adjusted quarterly based on expected future cash flows. We have not designated the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value, if any, are recognized in current earnings. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin Topic 5:Z:5, “Classification and Disclosure of Contingencies Relating to Discontinued Operations” (SAB Topic 5:Z:5), changes in fair value are recorded within continuing operations. The carrying amount (fair value) of the ECU earn-out is classified in the accompanying Consolidated Balance Sheets as current (less than one year) or long term (longer than one year) based on our expectation of the timing of future cash flows. The current and long-term portions are reflected in accounts and notes receivable — other and other noncurrent assets, respectively, in our accompanying Consolidated Balance Sheets. Cash receipts from the ECU earn-out totaled $127,859,000 in 2006, and the fair value of the ECU earn-out was $20,213,000 and $119,350,000 at December 31, 2006 and 2005, respectively.

The discounted cash flow model utilized to determine the fair value of the ECU earn-out requires significant estimates and judgments described hereafter. An ECU is defined as the price of one short ton of chlorine plus the price of 1.1 short tons of caustic soda. The expected future prices for an ECU and natural gas are critical variables in the discounted cash flow model. Our estimates of these variables are derived from industry ECU pricing and current natural gas futures contracts. Differences between expected future prices and actual results could materially affect the fair value of the ECU earn-out. In addition, significant judgment is required to assess the likelihood of the amounts and timing of each possible outcome. Future estimates of the ECU earn-out’s fair value could vary from period to period. Further, there can be no assurance as to the future amount received under this earn-out, if any. Additional disclosures regarding the ECU earn-out are presented in Notes 2 and 5.

Impairment of Long-lived Assets Excluding Goodwill

We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.

Revenue Recognition

Revenue is recognized at the time the sale price is fixed, the product’s title is transferred to the buyer and collectibility of the sales proceeds is reasonably assured. Total revenues include sales of products to customers, net of any discounts and taxes, and third-party delivery revenues billed to customers.

Stripping Costs

As a result of our January 1, 2006 adoption of Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6), we changed our accounting policy for stripping costs.

In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. Per EITF 04-6, stripping costs incurred during the production phase are considered costs of extracted minerals under a full absorption costing system, inventoried, and recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

Prior to the adoption of EITF 04-6, we expensed stripping costs as incurred with only limited exceptions when specific criteria were met. For additional information regarding the adoption of EITF 04-6, see Note 18.

Notes to Consolidated Financial Statements — (Continued)

Other Costs

Costs are charged to earnings as incurred for the start-up of new plants and for normal recurring costs of mineral exploration and research and development. Research and development costs for continuing operations totaled $1,704,000 in 2006, $1,554,000 in 2005 and $1,341,000 in 2004.

Share-based Compensation

Our 1996 Long-term Incentive Plan expired effective May 1, 2006. Effective May 12, 2006, our shareholders approved the 2006 Omnibus Long-term Incentive Plan (Plan), which authorizes the granting of stock options and other types of share-based awards to key salaried employees and nonemployee directors. The maximum number of shares that may be issued under the Plan is 5,400,000.

Prior to January 1, 2006, we accounted for our share-based compensation awards under the intrinsic value recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations. Additionally, we complied with the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” (FAS 123) and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (FAS 148). Under the provisions of these pronouncements, compensation expense for our share-based compensation awards was determined as follows. Compensation expense for deferred stock unit awards was based on the market value of our underlying common stock on the date of grant and was recognized in net earnings ratably over the 10-year maximum vesting life. Compensation expense for performance share awards was recognized over the 3-year term of the award and was adjusted each period based on internal financial performance measures, changes in the market value of our common stock, and total shareholder return versus a preselected comparison group. Generally, no compensation expense was recognized in net earnings for our stock option awards, as all options granted had an exercise price equal to the market value of our underlying common stock on the date of grant. Expense recognized for stock options in periods prior to our adoption of SFAS No. 123 (revised 2004), “Share-Based Payment” [FAS 123(R)], resulted from the accounting treatment required under the provisions of APB 25 for modifications to awards. These modifications were primarily for terminated Chemicals employees.

On January 1, 2006, we adopted the fair value recognition provisions of FAS 123(R) using the modified-prospective transition method. Under this transition method, compensation cost is recognized beginning with the effective date: (a) based on the requirements of FAS 123(R) for all share-based awards granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date. Accordingly, we did not restate our results for prior periods. The most notable change with the adoption is that compensation expense associated with stock options is now recognized in our Consolidated Statements of Earnings, rather than being disclosed in a pro forma footnote to our consolidated financial statements. Additionally, prior to adoption, for pro forma and actual reporting, we recognized compensation cost for all share-based compensation awards over the nominal (stated) vesting period. We will continue to follow this nominal vesting period approach for awards granted prior to our January 1, 2006 adoption of FAS 123(R). For awards granted subsequent to our adoption of FAS 123(R), compensation cost will be recognized over the shorter of:

•	the nominal vesting period or

•	the period until the employee’s award becomes nonforfeitable upon reaching eligible retirement age under the terms of the award.

As a result of adopting FAS 123(R), for the year ended December 31, 2006, we recognized a pretax charge related to stock options of approximately $9.3 million, resulting in a decrease to earnings from continuing operations and net earnings of approximately $5.7 million, or $0.06 per both basic and diluted share.

We receive an income tax deduction for stock options equal to the excess of the market value of our common stock on the date of exercise over the stock option exercise price. Prior to the adoption of FAS 123(R), we presented the tax benefits from the exercise of stock options as a component of operating cash flows. FAS 123(R) requires the

Notes to Consolidated Financial Statements — (Continued)

tax benefits resulting from tax deductions in excess of the compensation cost recognized (excess tax benefits) to be classified as financing cash flows. The $17,376,000 in excess tax benefits classified as financing cash inflows for the year ended December 31, 2006 in the accompanying Consolidated Statements of Cash Flows relates to the exercise of stock options and would have been classified as operating cash inflows if we had not adopted FAS 123(R).

A summary of unrecognized compensation expense as of December 31, 2006 related to share-based awards granted under our long-term incentive plans is presented below (in thousands of dollars):

	Unrecognized	Expected
	Compensation	Weighted-Average
	Expense	Recognition (Years)

Deferred stock units	$6,004	2.8
Performance shares	2,261	1.0
Stock options	9,995	1.3

Total/weighted-average	$18,260	1.8

During the year ended December 31, 2006, we recognized pretax compensation expense related to our share-based compensation awards of $22,670,000 and related income tax benefits of $8,901,000. If share-based compensation expense for the years ended December 31, 2005 and 2004 had been determined and recorded based on the fair value method prescribed by FAS 123, which was superseded by FAS 123(R), our net earnings and net earnings per share would have been as follows (amounts in thousands, except per share data):

	2005	2004

Net earnings, as reported	$389,050	$288,668
Add: Total share-based employee compensation expense included in reported net earnings under intrinsic value based methods for all awards, net of related tax effects(1)	19,285	4,495
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards (including $9,082 related to the December 2005 option grant), net of related tax effects(2)	(25,349)	(8,767)

Pro forma net earnings	$382,986	$284,396

Earnings per share:
Basic — as reported	$3.81	$2.82
Basic — pro forma	$3.75	$2.78
Diluted — as reported	$3.74	$2.78
Diluted — pro forma	$3.68	$2.74

(1)	Reflects compensation expense related to deferred stock units, stock option modifications primarily for terminated Chemicals employees and performance share awards.

(2)	Reflects compensation expense related to deferred stock units, stock options and performance share awards.

Since 1996, we have customarily granted long-term share-based incentive compensation awards for each calendar year in February of that year. In anticipation of our adoption of FAS 123(R), we granted stock option awards in December 2005 in lieu of long-term share-based incentive awards that would customarily have been made in February 2006. The stock options awarded in December 2005 were fully vested on the date of grant; however, shares obtained upon exercise of the options are restricted from sale until January 1, 2009. By granting fully vested stock option awards during December 2005, we reduced future compensation expense that we would otherwise have recognized in our Consolidated Statements of Earnings if these awards were granted during February 2006, after the effective date of FAS 123(R).

Notes to Consolidated Financial Statements — (Continued)

The exercise price of all the stock options awarded in December 2005 was equal to the market price of our underlying common stock on the date of grant; therefore, no compensation expense was recorded in the Consolidated Statements of Earnings in accordance with APB 25. Furthermore, since the stock options awarded in December 2005 were fully vested on the grant date, the pro forma expense referable to these options, which amounted to $9.1 million, net of tax, or $0.09 per diluted share, was included in our pro forma disclosure for 2005 above.

Reclamation Costs

Reclamation costs resulting from the normal use of long-lived assets are recognized over the period the asset is in use only if there is a legal obligation to incur these costs upon retirement of the assets. Additionally, reclamation costs resulting from the normal use under a mineral lease are recognized over the lease term only if there is a legal obligation to incur these costs upon expiration of the lease. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.

In determining the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is then discounted to fair value using present value techniques with a credit-adjusted, risk-free rate commensurate with the estimated years to settlement.

In estimating the settlement date, we evaluate the current facts and conditions to determine the most likely settlement date. If this evaluation identifies alternative estimated settlement dates, we use a weighted-average settlement date considering the probabilities of each alternative.

Reclamation obligations are reviewed at least annually for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of events that would trigger a change in the cost include a new reclamation law or amendment of an existing mineral lease. Examples of events that would trigger a change in the estimated settlement date include the acquisition of additional reserves or the closure of a facility.

For additional information regarding reclamation obligations (commonly known as asset retirement obligations), see Note 17.

Pension and Other Postretirement Benefits

We follow the guidance of SFAS No. 87, “Employers’ Accounting for Pensions” (FAS 87), SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106), and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FAS 158), when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. The provisions of FAS 87 and FAS 106 provide for the delayed recognition of differences between actual results and expected or estimated results. This delayed recognition of actual results allows for a smoothed recognition in earnings of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. FAS 158 partially supersedes the delayed recognition principles of FAS 87 and FAS 106 by requiring that differences between actual results and expected or estimated results be recognized in full in other comprehensive income. Amounts recognized in other comprehensive income pursuant to

Notes to Consolidated Financial Statements — (Continued)

FAS 158 are reclassified to earnings in accordance with the recognition principles of FAS 87 and FAS 106. The primary assumptions are as follows:

•	Discount Rate — The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.

•	Expected Return on Plan Assets — We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs.

•	Rate of Compensation Increase — For salary-related plans only, we project employees’ annual pay increases, which are used to project employees’ pension benefits at retirement.

•	Rate of Increase in the Per Capita Cost of Covered Healthcare Benefits — We project the expected increases in the cost of covered healthcare benefits.

For additional information regarding pension and other postretirement benefits, see Note 10.

Environmental Compliance

We incur environmental compliance costs, which include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2006, the spread between the minimum and maximum loss in the range was $8,273,000. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

Claims and Litigation Including Self-insurance

We are involved with claims and litigation, including items covered under our self-insurance program. We are self-insured for losses related to workers’ compensation up to $2,000,000 per occurrence, and automotive and general/product liability up to $3,000,000 per occurrence. We have excess coverage on a per occurrence basis beyond these deductible levels.

Under our self-insurance program, we aggregate certain claims and litigation costs that are reasonably predictable based on our historical loss experience and accrue losses, including future defense costs, based on actuarial studies. Certain claims and litigation costs due to their unique nature are not included in our actuarial studies. We use both internal and outside legal counsel to assess the probability of loss, and establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Legal defense costs are accrued when incurred. Accrued liabilities under our self-insurance program were $45,197,000, $42,508,000 and $45,557,000 as of December 31, 2006, 2005 and 2004, respectively. Accrued liabilities for self-insurance reserves as of December 31, 2006 were discounted at 3.56%. As of December 31, 2006, the undiscounted amount was $49,193,000 as compared with the discounted liability of $45,197,000. Expected payments (undiscounted) for the next five years are projected as follows: 2007, $19,509,000; 2008, $8,248,000; 2009, $6,287,000; 2010, $4,433,000; and 2011, $3,062,000.

Notes to Consolidated Financial Statements — (Continued)

Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.

Income Taxes

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

In accordance with SFAS No. 109, “Accounting for Income Taxes,” we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. At least quarterly, we assess the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset. To the extent recovery is unlikely, a valuation allowance is established against the deferred tax asset, increasing our income tax expense in the year such determination is made.

APB Opinion No. 23, “Accounting for Income Taxes, Special Areas,” does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We periodically evaluate our investment strategies with respect to each foreign tax jurisdiction in which we operate to determine whether foreign earnings will be indefinitely reinvested offshore and, accordingly, whether U.S. income taxes should be provided when such earnings are recorded.

We establish accruals for certain tax contingencies when, despite the belief that our tax return positions are fully supported, we believe that certain positions are likely to be challenged and it is probable that our positions will not be fully sustained. The methodology utilized in establishing our tax contingency accrual involves estimating the risk to each exposure item and accruing at the appropriate amount. The tax contingency accruals are adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of tax contingency accruals and subsequent adjustments as considered appropriate by management.

A number of years may elapse before a particular matter for which we have recorded a contingent liability is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. In the United States, the Internal Revenue Service concluded an audit of our 2002 and 2003 tax years in the fourth quarter of 2006. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction in our effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the period of resolution. As of December 31, 2006, the accrual for tax contingencies was $9,500,000. Our tax contingency accruals are presented in the balance sheet within current liabilities.

Our largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for percentage depletion. The impact of percentage depletion on the effective tax rate is reflected in Note 9. The deduction for percentage depletion does not necessarily change proportionately to changes in pretax earnings.

Notes to Consolidated Financial Statements — (Continued)

Due to the magnitude of the impact of percentage depletion on our effective tax rate and taxable income, a significant portion of the financial reporting risk is related to this estimate.

The American Jobs Creation Act of 2004 created a new deduction for certain domestic production activities as described in Section 199 of the Internal Revenue Code. Generally and subject to certain limitations, the deduction is set at 3% for 2005 and 2006, increases to 6% in 2007 through 2009 and reaches 9% in 2010 and thereafter. The estimated impact of this new deduction on the 2006 and 2005 effective tax rates is reflected in Note 9.

Comprehensive Income

We report comprehensive income in our Consolidated Statements of Shareholders’ Equity. Comprehensive income includes charges and credits to equity from nonowner sources. Comprehensive income comprises two subsets: net earnings and other comprehensive income (loss). Historically, other comprehensive income (loss) includes fair value adjustments to cash flow hedges and minimum pension liability adjustments. Effective December 31, 2006, accumulated other comprehensive income includes actuarial gains or losses and prior service costs recognized in accordance with FAS 158.

Earnings Per Share (EPS)

We report two earnings per share numbers, basic and diluted. These are computed by dividing net earnings by the weighted-average common shares outstanding (basic EPS) or weighted-average common shares outstanding assuming dilution (diluted EPS), as set forth below (in thousands of shares):

	2006	2005	2004

Weighted-average common shares outstanding	97,577	102,179	102,447
Dilutive effect of:
Stock options	1,758	1,448	921
Other	442	458	296

Weighted-average common shares outstanding, assuming dilution	99,777	104,085	103,664

All dilutive common stock equivalents are reflected in our earnings per share calculations. Antidilutive common stock equivalents are not included in our earnings per share calculations. The number of antidilutive common stock equivalents for the years ended December 31 are as follows (in thousands of shares):

	2006	2005	2004

Antidilutive common stock equivalents	6	1,192	2

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006; we adopted FIN 48 as of January 1, 2007. We do not expect the adoption of FIN 48 to have a material effect on our results of operations, financial position or liquidity.

Notes to Consolidated Financial Statements — (Continued)

In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP AUG AIR-1). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, “Audits of Airlines” (Airline Guide). The Airline Guide is the principal source of guidance on the accounting for planned major maintenance activities and permits four alternative methods of accounting for such activities. This guidance principally affects our accounting for periodic overhauls on our oceangoing vessels. Prior to January 1, 2007, we applied the accrue-in-advance method as prescribed by the Airline Guide, which required the accrual of estimated costs for the next scheduled overhaul over the period leading up to the overhaul. At that time, the actual cost of the overhaul is charged to the accrual, with any deficiency or excess charged or credited to expense. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method and is effective for fiscal years beginning after December 15, 2006. The FSP must be applied retrospectively to the beginning of the earliest period presented in the financial statements. We adopted FSP AUG AIR-1 as of January 1, 2007 using the deferral method as prescribed by the Airline Guide.

Under the deferral method, the actual cost of each overhaul is capitalized and amortized to the next overhaul. As a result of the retrospective application of this new accounting standard, we recorded the following cumulative effect adjustments to our January 1, 2004 Consolidated Balance Sheet: an increase in noncurrent assets of $2,555,000; a decrease in current liabilities of $5,134,000; a decrease in deferred tax assets of $46,000; an increase in deferred tax liabilities of $2,111,000; and an increase in retained earnings of $5,532,000. The effect of the retrospective application of FSP AUG AIR-1 on our Consolidated Balance Sheets as of December 31, 2006, 2005 and 2004, and the related Consolidated Statements of Earnings and Statements of Cash Flows for the years then ended are presented in Note 18.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (FAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value; accordingly, it does not expand the use of fair value in any new circumstances. Fair value under FAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, a reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 is effective for fiscal years beginning after November 15, 2007; we expect to adopt FAS 157 as of January 1, 2008.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Two approaches are commonly used to evaluate the materiality of misstatements or errors in financial statements: the rollover, also known as the current-period or income-statement approach, and the iron curtain, also known as the cumulative or balance-sheet approach. The rollover approach quantifies a misstatement based on the amount of the error originating in the current-period income statement. This approach could allow balance sheet items to grow each year by immaterial amounts, until the cumulative error becomes material. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current period. This approach does not consider the income statement effects of correcting prior year misstatements in the current year to be errors. The reliance on only one of these approaches, to the exclusion of the other, does not appropriately quantify all misstatements that could be material to financial statement users. Accordingly, SAB 108 will require quantification of financial statement errors based on the effects of the error on each of a company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a dual approach because it essentially requires quantification of errors under both the iron curtain and the rollover approaches. From a transition perspective, SAB 108 permits companies to record the cumulative effect of initially applying the dual approach in the first year ending after November 15, 2006 by recording any necessary correcting adjustments to the carrying

Notes to Consolidated Financial Statements — (Continued)

values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB 108 had no effect on our results of operations, financial position or liquidity.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FAS 158). FAS 158 requires an employer to recognize the overfunded or underfunded status of a postretirement benefit plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income and measure the plan assets and benefit obligations as of the date of its year-end balance sheet. The funded status of a benefit plan is measured as the difference between the fair value of plan assets and the projected benefit obligation for pension plans or the accumulated postretirement benefit obligation for other postretirement benefit plans. Prior to the effective date of FAS 158, information about the overfunded or under-funded status of benefit plans was disclosed in the notes to the financial statements. Under FAS 158, an employer is required to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (FAS 87), or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106). Prior to the effective date of FAS 158, the recognition of these gains or losses and prior service costs or credits was delayed, and such amounts were presented in the notes to the financial statements as a reconciling difference between the funded status of a benefit plan and the amount recognized in an employer’s balance sheet. Amounts recognized in accumulated other comprehensive income pursuant to FAS 158 will be adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of FAS 87 and FAS 106.

The FAS 158 requirement to recognize the funded status of a benefit plan in an employer’s balance sheet was effective as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. Our December 31, 2006 adoption of the recognition provisions of FAS 158 resulted in an increase to our noncurrent prepaid pension asset of $8,949,000, an increase to our noncurrent pension and postretirement liabilities of $11,844,000, an increase to deferred tax assets of $1,107,000 and a charge to the ending balance of accumulated other comprehensive income of $1,788,000, net of tax. The adoption of the recognition provisions of FAS 158 had no impact on our results of operations or cash flows for the year ended December 31, 2006. We are currently evaluating the timing of our adoption of the measurement date provisions of FAS 158 and the estimated impact such adoption will have on our financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and contingent liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ materially from these estimates under different assumptions or conditions.

Note 2	Discontinued Operations, Assets Held for Sale and Liabilities of Assets Held for Sale

In June 2005, we sold substantially all the assets of our Chemicals business, known as Vulcan Chemicals, to Basic Chemicals, a subsidiary of Occidental Chemical Corporation. These assets consisted primarily of chloralkali facilities in Wichita, Kansas; Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The purchaser also assumed certain liabilities relating to the Chemicals business,

Notes to Consolidated Financial Statements — (Continued)

including the obligation to monitor and remediate all releases of hazardous materials at or from the three plant facilities. The decision to sell the Chemicals business was based on our desire to focus our resources on the Construction Materials business.

In consideration for the sale of the Chemicals business, Basic Chemicals made an initial cash payment of $214.0 million and assumed certain liabilities relating to the business as described below. Concurrent with the sale transaction, we acquired the minority partner’s 49% interest in the joint venture for an initial cash payment of $62.7 million, and conveyed such interest to Basic Chemicals. The net initial cash proceeds of $151.3 million were subject to adjustments for actual working capital balances at the closing date, transaction costs and income taxes. In 2006 we received additional cash proceeds of $10.1 million related to adjustments for actual working capital balances at the closing date.

Basic Chemicals is required to make payments under two separate earn-out agreements subject to certain conditions. The first earn-out agreement is based on ECU and natural gas prices during the five-year period beginning July 1, 2005, and is capped at $150 million (ECU earn-out or ECU derivative). The ECU earn-out is accounted for as a derivative instrument; accordingly, it is reported at fair value. Changes to the fair value of the ECU derivative, if any, are recorded within continuing operations pursuant to SAB Topic 5:Z:5. Future estimates of this derivative’s fair value could vary materially from period to period. Proceeds under the second earn-out agreement are determined based on the performance of the hydrochlorocarbon product HCC-240fa (commonly referred to as 5CP) from the closing of the transaction through December 31, 2012 (5CP earn-out). Under this earn-out agreement, cash plant margin for 5CP, as defined in the Asset Purchase Agreement, in excess of an annual threshold amount will be shared equally between Vulcan and Basic Chemicals. The primary determinant of the value for this earn-out is growth in 5CP sales volume.

The net cash proceeds from the 2005 sale of the Chemicals business for the years ended December 31 are summarized below (in millions of dollars):

	2006	2005

Proceeds from sale of Chemicals business, net of cash transaction fees:
Initial proceeds from Basic Chemicals	$—	$214.0
Working capital adjustment received	10.1	—
Transaction costs	—	(4.7)
5CP earn-out	3.9	—
ECU earn-out	127.9	—

Subtotal cash received	$141.9	$209.3

Payment for minority partner’s interest in consolidated Chemicals joint venture:
Initial payment for minority partner’s interest	$—	$(62.7)
Working capital adjustments paid	—	(2.5)

Subtotal cash paid	$—	$(65.2)

Net cash proceeds from the 2005 sale of the Chemicals business	$141.9	$144.1

The fair value of the consideration received in connection with the sale of the Chemicals business, including anticipated cash flows from the two earn-out agreements, is expected to exceed the net carrying value of the assets and liabilities sold. However, SFAS No. 5, “Accounting for Contingencies,” precludes the recognition of a contingent gain until realization is assured beyond a reasonable doubt. Accordingly, no gain was recognized on the Chemicals sale and the value recorded at the June 7, 2005 closing date referable to these two earn-outs was limited to $128.2 million.

Notes to Consolidated Financial Statements — (Continued)

The combined carrying amount of the ECU and 5CP earn-outs (reflected in accounts and notes receivable — other and other noncurrent assets in the accompanying Consolidated Balance Sheets) as of December 31, 2006 and December 31, 2005 was $49.5 million and $148.4 million, of which $29.2 million and $105.7 million were classified as current, respectively. During 2006, we received payments of $127.9 million under the ECU earn-out and $3.9 million under the 5CP earn-out, and recognized gains related to changes in the fair value of the ECU earn-out of $28.7 million (reflected as a component of other income, net in our Consolidated Statements of Earnings). Additionally, the final resolution during 2006 of adjustments for working capital balances at the closing date resulted in an increase to the carrying amount of the 5CP earn-out of $4.1 million. At December 31, 2006, the carrying amount of the ECU earn-out was $20.2 million (classified entirely as current) and the carrying amount of the 5CP earn-out was $29.2 million (of which $9.0 million was classified as current). Since changes in the fair value of the ECU earn-out are reported in continuing operations, any gain or loss on disposal of the Chemicals business will ultimately be recognized to the extent remaining cash receipts under the 5CP earn-out exceed or fall short of its $29.2 million carrying amount.

As a result of the 2005 sale of our Chemicals business, we incurred approximately $23.7 million of pretax exit and disposal charges and transaction fees. These costs consist of a $7.8 million expense under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (FAS 88); $10.4 million for employee severance expenses, primarily referable to outstanding share-based incentive awards; and $5.5 million for various transaction fees. As of December 31, 2005, we had recognized substantially all of the $23.7 million of pretax exit and disposal charges and transaction fees.

We are potentially liable for a cash transaction bonus payable in the future to certain key former Chemicals employees. This transaction bonus will be payable only if cash receipts realized from the two earn-out agreements described above exceed an established minimum threshold. Based on our evaluation of possible cash receipts from the earn-outs, the likely range for the contingent payments to certain key former Chemicals employees is between $0 and approximately $5 million. As of December 31, 2006, the calculated transaction bonus would be $0 and, as such, no liability for these contingent payments has been recorded.

Under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (FAS 144), the financial results of the Chemicals business are classified as discontinued operations in the accompanying Consolidated Statements of Earnings for all periods presented.

Net sales, total revenues and pretax earnings (loss) from discontinued operations, excluding minority interest, are as follows (in millions of dollars):

	2006	2005	2004

Net sales	$—	$339.7	$611.9
Total revenues	—	364.4	666.8
Pretax earnings (loss)	(16.6)	83.7	48.8

The pretax loss from discontinued operations of $16.6 million during 2006 primarily reflects charges related to general and product liability costs and environmental remediation costs associated with our former Chemicals businesses. Included in these costs are approximately $7,350,000 in contingency accruals related to a claim filed by the city of Modesto, California. See Note 12 for additional information regarding this claim.

As of December 31, 2004, assets and liabilities of our discontinued operations are classified as held for sale in the accompanying Consolidated Balance Sheets under two captions: assets held for sale and liabilities of assets held for sale. In accordance with FAS 144, depreciation expense and amortization expense were suspended on assets held

Notes to Consolidated Financial Statements — (Continued)

for sale upon the October 2004 Board approval of the disposal plan. The major classes of assets and liabilities of our discontinued operations at December 31, 2004 were as follows (in millions of dollars):

2004

Accounts and notes receivable	$88.5
Inventories	37.5
Prepaid expenses	0.9
Investments and long-term receivables	9.4
Property, plant and equipment, net	321.4
Goodwill	0.4
Other assets	0.1

Total assets	$458.2

Current liabilities	$61.5
Asset retirement obligations	17.5
All other noncurrent liabilities	8.4
Minority interest in a consolidated subsidiary	101.0

Total liabilities including minority interest	$188.4

Note 3	Inventories

Inventories at December 31 are as follows (in thousands of dollars):

	2006	2005	2004

Finished products	$214,508	$170,539	$158,350
Raw materials	9,967	9,602	6,512
Products in process	1,619	1,589	937
Operating supplies and other	17,443	16,022	11,385

Total inventories	$243,537	$197,752	$177,184

In addition to the amounts presented in the table above, as of December 31, 2004, inventories of $37,528,000 related to our discontinued operations — Chemicals business were classified as assets held for sale.

The above amounts include inventories valued under the LIFO method totaling $181,851,000, $146,830,000 and $132,288,000 at December 31, 2006, 2005 and 2004, respectively. During 2005 and 2004, reductions in LIFO inventory layers resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the cost of current-year purchases. The effect of the LIFO liquidation on 2005 results was to decrease cost of goods sold by $706,000; increase earnings from continuing operations by $436,000 ($0.00 per share effect); and increase net earnings by $436,000 ($0.00 per share effect). The effect of the LIFO liquidation on 2004 results was to decrease cost of goods sold by $511,000; increase pretax earnings from discontinued operations by $1,729,000; increase earnings from continuing operations by $316,000 ($0.00 per share effect); and increase net earnings by $1,383,000 ($0.01 per share effect).

Estimated current cost exceeded LIFO cost at December 31, 2006, 2005 and 2004 by $57,979,000, $44,315,000 and $33,212,000, respectively. We use the LIFO method of valuation for most of our inventories as it results in a better matching of costs with revenues. We provide supplemental income disclosures to facilitate comparisons with companies not on LIFO. The supplemental income calculation is derived by tax-effecting the historic change in the LIFO reserve for the periods presented. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate

Notes to Consolidated Financial Statements — (Continued)

effect on net earnings would have been an increase of $9,579,000 ($0.10 per share effect) in 2006, an increase of $5,712,000 ($0.05 per share effect) in 2005 and an increase of $779,000 ($0.01 per share effect) in 2004.

Note 4	Property, Plant and Equipment

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

	2006	2005	2004

Land and land improvements	$757,157	$713,208	$670,608
Buildings	87,681	83,070	81,987
Machinery and equipment	2,751,459	2,499,651	2,376,820
Leaseholds	7,514	5,838	5,650
Deferred asset retirement costs	116,595	97,233	74,996
Construction in progress	177,212	82,708	54,132

Total	3,897,618	3,481,708	3,264,193

Less allowances for depreciation, depletion and amortization	2,028,504	1,877,741	1,727,700

Property, plant and equipment, net	$1,869,114	$1,603,967	$1,536,493

In addition to the amounts presented in the table above, as of December 31, 2004, property, plant and equipment, net of $321,434,000 related to our discontinued operations — Chemicals business were classified as assets held for sale.

We capitalized interest costs of $5,000,000 in 2006, $1,934,000 in 2005 and $1,980,000 in 2004 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount were $31,310,000 in 2006, $39,080,000 in 2005 and $42,260,000 in 2004.

The impairment losses noted in the following paragraphs represent the amount by which the carrying value exceeded the fair value of the long-lived assets. The write-downs at operating facilities resulted from decreased utilization related to changes in the marketplace; the valuations were based on discounted cash flow analysis. The impairment losses relating to the discontinued operations — Chemicals business have been included within the earnings (loss) from results of discontinued operations caption of the accompanying Consolidated Statements of Earnings.

During 2006, we recorded asset impairment losses totaling $226,000 related to long-lived assets. This impairment loss resulted from various write-downs related to continuing operations.

During 2005, we recorded asset impairment losses totaling $697,000 related to long-lived assets. This impairment loss resulted from various write-downs related to continuing operations.

During 2004, we recorded asset impairment losses totaling $1,370,000 related to long-lived assets. This impairment loss resulted from the write-down of owned property surrounding our Wichita, Kansas Chemicals facility and is reflected in discontinued operations.

Note 5	Derivative Instruments

We may periodically use derivative instruments to reduce our exposure to interest rate risk, currency exchange risk or price fluctuations on natural gas or other commodity energy sources subject to our risk management policies.

In connection with the sale of our Chemicals business, we entered into an earn-out agreement that requires the purchaser, Basic Chemicals, to make future payments based on ECU and natural gas prices during the five-year period beginning July 1, 2005, not to exceed $150 million. We have not designated the ECU earn-out as a hedging

Notes to Consolidated Financial Statements — (Continued)

instrument and, accordingly, gains and losses resulting from changes in the fair value, if any, are recognized in current earnings. Further, pursuant to SAB Topic 5:Z:5, changes in fair value are recorded in continuing operations. During the years ended December 31, 2006 and December 31, 2005, we recorded gains of $28,722,000 and $20,420,000, respectively, which are reflected in other income, net of other charges, in our Consolidated Statements of Earnings.

In November 2003, we entered into an interest rate swap agreement for a stated (notional) amount of $50,000,000 under which we paid the six-month London Interbank Offered Rate (LIBOR) plus a fixed spread and received a fixed rate of interest of 6.40% from the counterparty to the agreement. We designated this instrument as an effective fair value hedge in accordance with FAS 133. Accordingly, the mark-to-market value of the hedge was reflected in our Consolidated Balance Sheets with an adjustment to record the underlying hedged debt at its fair value. The interest rate swap agreement terminated February 1, 2006, coinciding with the maturity of our 6.40% five-year notes issued in 2001 in the amount of $240,000,000. For the prior periods presented, December 31, 2005 and December 31, 2004, the estimated fair value of our interest rate swap agreement reflected projected payments of $465,000 and $256,000, respectively.

Natural gas used in our discontinued operations — Chemicals business was subject to price volatility caused by supply conditions, political and economic variables, and other unpredictable factors. We used over-the-counter commodity swap and option contracts to manage the volatility related to future natural gas purchases. We designated these instruments as effective cash flow hedges in accordance with FAS 133. There were no open contracts as of December 31, 2006 and December 31, 2005. As of December 31, 2004, our consolidated financial statements reflected the fair value of the open contracts as an unfavorable component of accumulated other comprehensive income of $99,000, offset by the income tax benefit of $37,000.

There was no impact to earnings due to hedge ineffectiveness during the years ended December 31, 2006, 2005 and 2004.

Note 6	Credit Facilities, Short-term Borrowings and Long-term Debt

Short-term borrowings at December 31 are summarized as follows (in thousands of dollars):

	2006	2005	2004

Bank borrowings	$2,500	$—	$—
Commercial paper	196,400	—	—

Total short-term borrowings	$198,900	$—	$—

Short-term borrowings outstanding as of December 31, 2006 consisted of $2,500,000 of bank borrowings at 5.575% maturing January 2007 and $196,400,000 of commercial paper having maturities ranging from 2 to 36 days and interest rates ranging from 5.28% to 5.36%. We plan to reissue most, if not all, of these notes when they mature. These short-term borrowings are used for general corporate purposes, including working capital requirements. There were no short-term borrowings outstanding as of December 31, 2005 and 2004.

Our policy is to maintain committed credit facilities at least equal to our outstanding commercial paper. Unsecured bank lines of credit totaling $760,000,000 were maintained at December 31, 2006, of which $10,000,000 expires January 2007, $200,000,000 expires September 2007 and $550,000,000 expires June 2011. As of December 31, 2006, $2,500,000 of the lines of credit were drawn. Interest rates are determined at the time of borrowing based on current market conditions.

All lines of credit extended to us in 2006, 2005 and 2004 were based solely on a commitment fee; thus, no compensating balances were required. In the normal course of business, we maintain balances for which we are credited with earnings allowances. To the extent the earnings allowances are not sufficient to fully compensate banks for the services they provide, we pay the fee equivalent for the differences.

All our debt obligations, both short-term borrowings and long-term debt, are unsecured as of December 31, 2006.

Notes to Consolidated Financial Statements — (Continued)

Long-term debt at December 31 is summarized as follows (in thousands of dollars):

	2006	2005	2004

6.40% 5-year notes issued 2001*	$—	$239,535	$239,744
6.00% 10-year notes issued 1999	250,000	250,000	250,000
Private placement notes	49,335	82,209	83,139
Medium-term notes	21,000	21,000	23,000
Tax-exempt bonds	—	—	8,200
Other notes	2,359	2,715	3,665

Total debt excluding short-term borrowings	$322,694	$595,459	$607,748
Less current maturities of long-term debt	630	272,067	3,226

Total long-term debt	$322,064	$323,392	$604,522

Estimated fair value of long-term debt	$332,611	$339,291	$645,502

*	Includes a reduction in valuation for the fair value of interest rate swaps, as follows: December 31, 2005 — $465 thousand and December 31, 2004 — $256 thousand.

Scheduled debt payments during 2006 included $240,000,000 (listed in the table above net of the $465,000 decrease for the interest rate swap) in February to retire the 6.40% 5-year notes issued in 2001 and $32,000,000 in December to retire private placement notes issued in 1996. Scheduled debt payments during 2005 included $2,000,000 in November to retire an 8.07% medium-term note issued in 1991.

During 1999, we accessed the public debt market by issuing $500,000,000 of 5-year and 10-year notes in two related series (tranches) of $250,000,000 each. The 5.75% 5-year coupon notes matured in April 2004 and the 6.00% 10-year notes mature in April 2009.

In 1999, we purchased all the outstanding common shares of CalMat Co. The private placement notes were issued by CalMat in December 1996 in a series of four tranches at interest rates ranging from 7.19% to 7.66%. Principal payments on the notes began in December 2003 and end in December 2011.

During 1991, we issued $81,000,000 of medium-term notes ranging in maturity from 3 to 30 years, and in interest rates from 7.59% to 8.85%. The $21,000,000 in medium-term notes outstanding as of December 31, 2006 have a weighted-average maturity of 8.2 years with a weighted-average interest rate of 8.85%.

During 2005, we called and redeemed $8,200,000 of variable-rate, tax-exempt bond issues maturing in 2009.

Other notes of $2,359,000 as of December 31, 2006 were issued at various times to acquire land or businesses.

The aggregate principal payments of long-term debt, including current maturities, for the five years subsequent to December 31, 2006 are: 2007 — $692,000; 2008 — $33,546,000; 2009 — $250,143,000; 2010 — $151,000; and 2011 — $20,160,000.

The aggregate interest payments of long-term debt, including current maturities for the five years subsequent to December 31, 2006 are: 2007 — $20,605,000; 2008 — $20,570,000; 2009 — $10,554,000; 2010 — $3,045,000; and 2011 — $3,053,000.

Our debt agreements do not subject us to contractual restrictions with regard to working capital or the amount we may expend for cash dividends and purchases of our stock. The percentage of consolidated debt to total capitalization, as defined in our bank credit facility agreements, must be less than 60%. Our total debt as a percentage of total capital was 20.7% as of December 31, 2006; 21.9% as of December 31, 2005; and 23.2% as of December 31, 2004.

The estimated fair value amounts of long-term debt presented in the table above have been determined by discounting expected future cash flows based on interest rates on U.S. Treasury bills, notes or bonds, as appropriate.

Notes to Consolidated Financial Statements — (Continued)

The fair value estimates are based on information available to management as of December 31, 2006, 2005 and 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

Note 7	Operating Leases

Total rental expense from continuing operations under operating leases primarily for machinery and equipment, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

	2006	2005	2004

Minimum rentals	$28,364	$22,758	$18,388
Contingent rentals (based principally on usage)	33,021	26,372	17,613

Total	$61,385	$49,130	$36,001

Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, as of December 31, 2006 are payable as follows: 2007 — $16,582,000; 2008 — $14,685,000; 2009 — $10,720,000; 2010 — $7,124,000; 2011 — $6,344,000; and total $24,648,000 thereafter. Lease agreements frequently include renewal options and require that we pay for utilities, taxes, insurance and maintenance expense. Options to purchase are also included in some lease agreements.

Note 8	Accrued Environmental Costs

Our Consolidated Balance Sheets as of December 31 include accrued environmental remediation costs as follows (in thousands of dollars):

	2006	2005	2004

Continuing operations:
Construction Materials	$7,792	$5,164	$5,802
Chemicals	5,602	4,380	4,034
Discontinued operations	—	—	10,290

Total	$13,394	$9,544	$20,126

The long-term portion of the reserves noted above as continuing operations is included in other noncurrent liabilities in the accompanying Consolidated Balance Sheets and amounted to $9,873,000, $7,417,000 and $7,144,000 at December 31, 2006, 2005 and 2004, respectively. The short-term portion of these reserves is included in other accrued liabilities in the accompanying Consolidated Balance Sheets. The December 31, 2004 balance of $10,290,000 noted above as discontinued operations is included within the liabilities of assets held for sale caption of the accompanying Consolidated Balance Sheets as described in Note 2.

The accrued environmental remediation costs in the Construction Materials business relate primarily to the former CalMat and Tarmac facilities acquired in 1999 and 2000, respectively. The continuing operations balances noted above for Chemicals relate to retained environmental remediation costs from the 2003 sale of the Performance Chemicals business and the 2005 sale of the Chloralkali business.

Notes to Consolidated Financial Statements — (Continued)

Note 9	Income Taxes

The components of earnings from continuing operations before income taxes are as follows (in thousands of dollars):

	2006	2005	2004

Domestic	$678,080	$456,614	$364,819
Foreign	25,411	24,081	12,543

Total	$703,491	$480,695	$377,362

Provision (benefit) for income taxes consists of the following (in thousands of dollars):

	2006	2005	2004

Current
Federal	$178,468	$108,457	$85,622
State and local	36,695	17,974	17,439
Foreign	5,931	5,819	4,139

Total	221,094	132,250	107,200

Deferred
Federal	627	1,953	7,911
State and local	2,254	3,155	322
Foreign	(662)	(791)	(567)

Total	2,219	4,317	7,666

Total provision	$223,313	$136,567	$114,866

The effective income tax rate varied from the federal statutory income tax rate due to the following:

	2006	2005	2004

Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
Depletion	(4.6)	(5.9)	(5.7)
State and local income taxes, net of federal income tax benefit	3.5	3.4	3.1
U.S. Production Activities Deduction	(0.8)	(0.7)	—
Provision for uncertain tax positions, prior year tax liabilities and refund claims	(0.2)	(2.7)	(1.2)
Miscellaneous items	(1.2)	(0.7)	(0.8)

Effective tax rate	31.7%	28.4%	30.4%

Notes to Consolidated Financial Statements — (Continued)

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability at December 31 are as follows (in thousands of dollars):

	2006	2005	2004

Deferred tax assets related to:
Postretirement benefits	$30,049	$29,356	$27,603
Accruals for asset retirement obligations and environmental accruals	10,788	22,379	32,317
Accounts receivable, principally allowance for doubtful accounts	1,429	1,808	3,007
Inventory adjustments	11,989	8,748	7,454
Deferred compensation, vacation pay and incentives	25,221	30,322	30,926
Self-insurance reserves	17,589	16,618	17,800
Other items	18,669	2,455	3,943

Total deferred tax assets	115,734	111,686	123,050

Deferred tax liabilities related to:
Fixed assets	300,936	301,726	398,267
Pensions	26,665	22,576	17,679
Goodwill	34,697	27,489	19,607
Other items	15,762	14,610	4,347

Total deferred tax liabilities	378,060	366,401	439,900

Net deferred tax liability	$262,326	$254,715	$316,850

The above amounts are reflected in the accompanying Consolidated Balance Sheets as of December 31 as follows (in thousands of dollars):

	2006	2005	2004

Deferred income taxes:
Current assets	$(25,579)	$(23,046)	$(34,341)
Deferred liabilities	287,905	277,761	351,191

Net deferred tax liability	$262,326	$254,715	$316,850

Note 10	Benefit Plans

The measurement date for our pension and other postretirement benefit plans is November 30 for 2006 and 2005 and December 31 for 2004. In 2005, we accelerated the date for actuarial measurement of our obligation from December 31 to November 30. We believe that the one-month acceleration of the measurement date is a preferred change as it allows us more time to review the completeness and accuracy of actuarial measurements, which improves our internal control procedures. The effect of the change in measurement date on the respective obligations and assets of the plans did not have a material cumulative effect on annual expense or accrued benefit cost.

In the following tables, the use of “n/a” signifies “not applicable.”

Pension Plans

We sponsor three funded, noncontributory defined benefit pension plans. These plans cover substantially all employees other than those covered by union-administered plans. Normal retirement age is 65, but the plans contain

Notes to Consolidated Financial Statements — (Continued)

provisions for earlier retirement. Benefits for the Salaried Plan are based on salaries or wages and years of service; the Construction Materials Hourly Plan and the Chemicals Hourly Plan provide benefits equal to a flat dollar amount for each year of service.

Additionally, we sponsor unfunded, nonqualified pension plans that are included in the tables below. The projected benefit obligation, accumulated benefit obligation and fair value of assets for these plans were: $37,081,000, $31,351,000 and $0 at December 31, 2006; $30,642,000, $27,048,000 and $0 at December 31, 2005; and $26,492,000, $23,461,000 and $0 at December 31, 2004.

The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at December 31 (in thousands of dollars):

	2006	2005	2004

Change in Benefit Obligation
Benefit obligation at beginning of year	$535,686	$524,332	$455,493
Service cost	18,322	20,013	18,913
Interest cost	32,122	30,706	29,243
Amendments	(1,441)	(1,094)	280
Discontinued operations	—	(18,169)	—
Actuarial loss	26,531	7,325	43,106
Benefits paid	(31,579)	(27,427)	(22,703)

Benefit obligation at end of year	$579,641	$535,686	$524,332

Change in Plan Assets
Fair value of assets at beginning of year	$557,036	$519,550	$478,617
Actual return on plan assets	84,209	35,897	56,309
Employer contribution	1,518	29,016	7,327
Benefits paid	(31,579)	(27,427)	(22,703)

Fair value of assets at end of year	$611,184	$557,036	$519,550

Funded status	$31,543	$21,350	$(4,782)
Unrecognized net actuarial loss	n/a	6,967	18,511
Unrecognized prior service cost	n/a	6,448	11,285

Net amount recognized	$31,543	$34,765	$25,014

Amounts Recognized in the Consolidated Balance Sheets
Noncurrent assets (2006)/Prepaid benefit cost (2005 and 2004)	$68,517	$61,703	$56,639
Current liabilities	(1,584)	—	—
Noncurrent liabilities (2006)/Accrued benefit liability (2005 and 2004)	(35,390)	(30,918)	(34,851)
Intangible asset	n/a	396	1,206
Accumulated other comprehensive loss	n/a	3,584	2,020

Net amount recognized	$31,543	$34,765	$25,014

Amounts Recognized in Accumulated Other Comprehensive Income
Net actuarial gain	$(9,389)	n/a	n/a
Prior service cost	3,939	n/a	n/a
Minimum pension liability	n/a	$3,584	$2,020

Total amount recognized	$(5,450)	$3,584	$2,020

Effective January 1, 2006, retirees from the salaried pension plan who retired on or before January 1, 2004 were granted a cost-of-living increase, with a maximum increase of 15%. As it is no longer our intention to grant

Notes to Consolidated Financial Statements — (Continued)

cost-of-living increases, no further increases are assumed for determining future pension expense. The effect of this change is reflected as an amendment in the 2005 change in benefit obligation table above.

The accumulated benefit obligation for all defined benefit pension plans was $533,906,000 at December 31, 2006; $496,806,000 at December 31, 2005; and $476,247,000 at December 31, 2004.

The following table sets forth the components of net periodic benefit cost, amounts recognized in other comprehensive income and weighted-average assumptions of the plans at December 31 (amounts in thousands, except percentages):

	2006	2005	2004

Components of Net Periodic Pension Benefit Cost
Service cost	$18,322	$20,013	$18,913
Interest cost	32,122	30,706	29,243
Expected return on plan assets	(43,970)	(42,065)	(40,806)
Amortization of prior service cost	1,067	2,211	2,505
Recognized actuarial loss (gain)	1,737	1,318	(167)

Net periodic pension benefit cost	$9,278	$12,183	$9,688

Assumptions
Weighted-average assumptions used to determine benefit obligation at November 30 for 2006 and 2005 and December 31 for 2004
Discount rate	5.70%	5.75%	5.75%
Rate of compensation increase (for salary-related plans):
Inflation	2.25%	2.25%	2.25%
Merit/Productivity	2.50%	2.50%	2.50%

Total rate of compensation increase	4.75%	4.75%	4.75%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.75%	5.40%	6.25%
Expected return on assets	8.25%	8.25%	8.25%
Rate of compensation increase (for salary-related plans):
Inflation	2.25%	2.25%	2.80%
Merit/Productivity	2.50%	2.50%	2.20%

Total rate of compensation increase	4.75%	4.75%	5.00%

During 2006, we recognized a settlement charge of $826,000 representing an acceleration of unrecognized losses due to lump-sum payments to certain retirees from our former Chemicals business. The disposition of the Chloralkali business resulted in a curtailment loss of $1,533,000 in 2005.

The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during 2007 are $1,104,000 and $754,000, respectively.

Notes to Consolidated Financial Statements — (Continued)

Plan assets are composed primarily of marketable domestic and international equity securities, corporate and government debt securities and other specialty investments. Our pension plan allocation range for 2007 and asset allocation percentages at December 31, 2006, 2005 and 2004 are presented below:

		Percentage of
	Allocation Range	Plan Assets at December 31
Asset Category	2007	2006	2005	2004

Equity securities	50% – 77%	66%	72%	71%
Debt securities	15% – 27%	17%	20%	20%
Real estate	—	—	—	—
Other	10% – 25%	17%	8%	9%

Total		100%	100%	100%

Equity securities include domestic equities in the Russell 3000 Index and foreign equities in the Europe, Australia and Far East (EAFE) and International Finance Corporation (IFC) Emerging Market Indices. Debt securities include domestic debt instruments while the other asset category includes investments in venture capital, buyout funds, mezzanine debt private partnerships and an interest in a commodity index fund as well as cash reserves.

We establish our pension investment policy by evaluating asset/liability studies periodically performed by our consultants. These studies estimate trade-offs between expected returns on our investments and the variability in anticipated cash contributions to fund our pension liabilities. Our policy accepts a relatively high level of variability in potential pension fund contributions in exchange for higher expected returns on our investments and lower expected future contributions. We believe this policy is prudent given our strong pension funding, balance sheet and cash flows.

Our current strategy for implementing this policy is to invest a relatively high proportion in publicly traded equities, a moderate amount in long-term publicly traded debt and a relatively small amount in private, nonliquid opportunities for higher returns, such as venture capital, commodities, buyouts and mezzanine debt.

The policy, set by the Board’s Finance and Pension Funds Committee, is articulated through guideline ranges and targets for each asset category: domestic equities, foreign equities, bonds, specialty investments and cash reserves. Management implements the strategy within these guidelines and reviews the financial results quarterly, while the Finance and Pension Funds Committee reviews them semiannually.

Assumptions regarding our expected return on plan assets are based primarily on judgments made by management and the Board committee. These judgments take into account the expectations of our pension plan consultants and actuaries and our investment advisors, and the opinions of market professionals. We base our expected return on long-term investment expectations. Accordingly, the expected return has remained 8.25% since our 1986 adoption of FAS 87 and has not varied due to short-term results above or below our long-term expectations.

Total employer contributions for the pension plans are presented below (in thousands of dollars):

Pension

Employer Contributions
2004	$7,327
2005	29,100
2006	1,433
2007 (estimated)	1,584

Notes to Consolidated Financial Statements — (Continued)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):

Pension

Estimated Future Benefit Payments
2007	$26,196
2008	27,751
2009	29,591
2010	31,035
2011	32,821
2012 – 2016	197,093

Certain of our hourly employees in unions are covered by multiemployer defined benefit pension plans. Contributions to these plans approximated $7,352,000 in 2006, $5,825,000 in 2005 and $5,738,000 in 2004. The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. A total of 24% of our hourly labor force were covered by collective bargaining agreements. Of our hourly workforce covered by collective bargaining agreements, 51% were covered by agreements that expire in 2007.

In addition to the pension plans noted above, we have two unfunded supplemental retirement plans. The accrued costs for these supplemental retirement plans were $1,201,000 at December 31, 2006; $1,281,000 at December 31, 2005; and $1,259,000 at December 31, 2004.

The Pension Protection Act of 2006 (PPA), enacted on August 17, 2006, significantly changes the funding requirements after 2007 for single-employer defined benefit pension plans, among other provisions. Funding requirements under the PPA will largely be based on a plan’s funded status, with faster amortization of any shortfalls or surpluses. We do not believe this new legislation will have a material impact on the funding requirements of our defined benefit pension plans during 2008.

Postretirement Plans

In addition to pension benefits, we provide certain healthcare benefits and life insurance for some retired employees. Substantially all our salaried employees and, where applicable, hourly employees may become eligible for those benefits if they reach a qualifying age and meet certain service requirements while working for us. Generally, Company-provided healthcare benefits terminate when covered individuals become eligible for Medicare benefits or reach age 65, whichever occurs first.

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at December 31 (in thousands of dollars):

	2006	2005	2004

Change in Benefit Obligation
Benefit obligation at beginning of year	$89,735	$100,878	$94,850
Service cost	3,617	4,188	4,369
Interest cost	4,760	5,160	5,677
Amendments	(82)	—	—
Discontinued operations	—	(19,604)	—
Actuarial (gain) loss	(101)	5,116	640
Benefits paid	(7,124)	(6,003)	(4,658)

Benefit obligation at end of year	$90,805	$89,735	$100,878

Change in Plan Assets
Fair value of assets at beginning of year	$—	$—	$—
Actual return on plan assets	—	—	—

Fair value of assets at end of year	$—	$—	$—

Funded status	$(90,805)	$(89,735)	$(100,878)
Unrecognized net actuarial loss	n/a	15,410	31,342
Unrecognized prior service cost	n/a	(767)	(1,110)

Net amount recognized	$(90,805)	$(75,092)	$(70,646)

Amounts Recognized in the Consolidated Balance Sheets
Current liabilities	$(5,497)	$(5,555)	$—
Noncurrent liabilities (2006)/Accrued postretirement benefits (2005 and 2004)	(85,308)	(69,537)	(70,646)

Net amount recognized	$(90,805)	$(75,092)	$(70,646)

Amounts Recognized in Accumulated Other Comprehensive Income
Net actuarial loss	$14,272	n/a	n/a
Prior service cost (credit)	(680)	n/a	n/a

Total amount recognized	$13,592	n/a	n/a

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the components of net periodic benefit cost, amounts recognized in other comprehensive income, weighted-average assumptions and assumed trend rates of the plans at December 31 (amounts in thousands, except percentages):

	2006	2005	2004

Components of Net Periodic Postretirement Benefit Cost
Service cost	$3,617	$4,188	$4,369
Interest cost	4,760	5,160	5,677
Expected return on plan assets	—	—	—
Amortization of prior service credit	(168)	(167)	(194)
Amortization of actuarial loss	478	1,215	1,078

Net periodic postretirement benefit cost	$8,687	$10,396	$10,930

Assumptions
Weighted-average assumptions used to determine benefit obligation at November 30 for 2006 and 2005 and December 31 for 2004
Discount rate	5.50%	5.50%	5.50%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.50%	5.31%	6.25%
Expected return on assets	n/a	n/a	n/a

Assumed Healthcare Cost Trend Rates at December 31
Healthcare cost trend rate assumed for next year	9%	9%	10%
Rate to which the cost trend rate gradually declines	5%	5%	5%
Year that the rate reaches the rate it is assumed to maintain	2011	2010	2010

The estimated net actuarial loss and prior service credit that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost during 2007 are $582,000 and $168,000, respectively.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects (in thousands of dollars):

	One-Percentage-Point	One-Percentage-Point
	Increase	Decrease

Effect on total of service and interest cost	$988	$(850)
Effect on postretirement benefit obligation	8,823	(7,737)

The disposition of the Chloralkali business resulted in a curtailment gain of $176,000 during 2005.

Total employer contributions for the postretirement plans are presented below (in thousands of dollars):

Postretirement

Employer Contributions
2004	$4,658
2005	6,003
2006	6,566
2007(estimated)	5,497

Notes to Consolidated Financial Statements — (Continued)

The employer contributions shown above are equal to the cost of benefits during the year. The plans are not funded and are not subject to any regulatory funding requirements.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):

Postretirement

Estimated Future Benefit Payments
2007	$5,497
2008	5,852
2009	6,384
2010	6,848
2011	7,264
2012 – 2016	40,125

Contributions by participants to the postretirement benefit plans were $857,000, $716,000 and $618,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Pension and Other Postretirement Benefits Assumptions

During 2006, we reviewed our assumptions related to the discount rate, the expected return on plan assets, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits. We consult with our actuaries and investment advisors, as appropriate, when selecting these assumptions.

In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At November 30, 2006, the discount rate for our plans decreased to 5.70% from 5.75% at November 30, 2005 for purposes of determining our liability under FAS 87 (pensions) and remained 5.50% for purposes of determining our liability under FAS 106 (other postretirement benefits). An analysis of the duration of plan liabilities and the yields for corresponding high-quality bonds is used in the selection of the discount rate.

In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At November 30, 2006, the expected return on plan assets remained 8.25%.

In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At November 30, 2006, the inflation component of the assumed rate of compensation remained 2.25%. In addition, based on future expectations of merit and productivity increases, the weighted-average component of the salary increase assumption remained 2.50%.

In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At November 30, 2006, our assumed rate of increase in the per capita cost of covered healthcare benefits increased to 9.0% for 2007, decreasing 1.0% per year until reaching 5.0% in 2011 and remaining level thereafter.

Defined Contribution Plans

We sponsor three defined contribution plans, which cover substantially all salaried and nonunion hourly employees. Expense recognized in connection with these plans totaled $12,017,000, $10,477,000 and $10,137,000 for 2006, 2005 and 2004, respectively.

Impact of Sale of the Chemicals Business

In connection with the sale of the Chemicals business, as described in Note 2, we retained the accumulated benefit obligation for the Chemicals Hourly Pension Plan, as all active participants ceased employment with the

Notes to Consolidated Financial Statements — (Continued)

Company. We also retained the accumulated benefit obligation for salaried employees who ceased participation in the Salaried Pension Plan as a result of their termination. Both of these accumulated benefit obligations are fully funded by assets held in our Master Pension Trust.

Additionally, we retained the accumulated benefit obligation for any unfunded, nonqualified pension plans related to Chemicals salaried employees who ceased participation as a result of their termination. The retention of the unfunded accumulated benefit obligation for postretirement plans depended on whether the terminated employee reached a qualifying age and met certain service requirements prior to termination. The liabilities for these unfunded obligations are retained by Vulcan.

As a result of the divestiture, our future pension and postretirement obligations referable to the divested operations were reduced as of December 31, 2005 by approximately $18.2 million and $19.6 million, respectively. For the full year 2005, the sale reduced pension and other postretirement benefits expense approximately $2.1 million and $1.6 million, respectively.

Note 11	Incentive Plans

Share-based Compensation Plans

Our 1996 Long-term Incentive Plan expired effective May 1, 2006. Effective May 12, 2006, our shareholders approved the 2006 Omnibus Long-term Incentive Plan (Plan), which authorizes the granting of stock options and other types of share-based awards to key salaried employees and non-employee directors. The maximum number of shares that may be issued under the Plan is 5,400,000.

Deferred Stock Units — Deferred stock units were granted to executive officers and key employees from 2001 through 2005. These awards vest ratably in years 6 through 10 following the date of grant, accrue dividend equivalents starting one year after grant, carry no voting rights and become payable upon vesting. A single deferred stock unit entitles the recipient to one share of common stock upon vesting. Vesting is accelerated upon retirement at age 62 or older, death, disability or change of control as defined in the award agreement. Nonvested units are forfeited upon termination of employment for any other reason. Expense provisions referable to these awards amounted to $1,142,000 in 2006, $1,167,000 in 2005 and $2,056,000 in 2004.

The fair value of deferred stock units is estimated as of the date of grant based on the market price of our stock on the grant date. Compensation cost is recognized in net earnings ratably over the 10-year maximum vesting life during which employees perform related services. For awards granted on or after January 1, 2006, expense recognition is accelerated to the retirement eligible date for individuals meeting the requirements for immediate vesting of awards upon reaching retirement age. The following table summarizes activity for our deferred stock units during the year ended December 31, 2006:

		Weighted-Average
	Number	Grant Date
	of Shares	Fair Value

Nonvested at beginning of year	301,314	$40.44
Granted	—	$—
Dividend equivalents accrued	4,664	$79.31
Vested	(2,396)	$43.79
Cancelled/forfeited	(1,712)	$40.38

Nonvested at December 31, 2006	301,870	$41.01

The weighted-average grant date fair value of deferred stock units granted was $57.69 during 2005 and $47.65 during 2004.

Performance Shares — Performance share awards were granted annually for three years beginning in 2003. Each performance share unit is equal to one share of our common stock, but carries no voting or dividend rights. The

Notes to Consolidated Financial Statements — (Continued)

units ultimately paid for performance share awards may range from 0% to 200% of target. Fifty percent of the payment is based upon our three-year-average Total Shareholder Return (TSR) performance relative to the three-year-average TSR performance of a preselected comparison group of companies. The remaining 50% of the payment is based upon the achievement of established internal financial performance targets. These awards vest three years from the date of grant. Vesting is accelerated upon retirement at age 55 or older, death, disability, or change of control, as defined in the award agreement. Nonvested units are forfeited upon termination for any other reason. Awards granted prior to 2005 are paid in an equal combination of cash and shares of our common stock. The cash portion of an award, if any, is based on the market value of our common stock on the measurement date. The performance shares granted in 2005 will be paid entirely in shares of our common stock. Expense provisions referable to these awards amounted to $12,179,000 in 2006, $24,509,000 in 2005 and $5,221,000 in 2004.

The fair value of performance shares is estimated as of the date of grant using a Monte Carlo simulation model. Compensation cost for awards that will be paid in shares is recognized in net earnings ratably over the three-year maximum vesting life, is based on the awards that ultimately vest and is not adjusted for the actual target percentage achieved. Compensation cost for awards that will be paid in cash is recognized in net earnings over the three-year maximum vesting life and is adjusted based upon changes in the fair market value of our common stock and changes in our relative TSR performance and internal financial performance targets. For awards granted on or after January 1, 2006, expense recognition is accelerated to the retirement eligible date for individuals meeting the requirements for immediate vesting of awards upon reaching retirement age. The following table summarizes the activity for our performance share units during the year ended December 31, 2006:

		Weighted-Average
	Number	Grant Date
	of Shares(1)	Fair Value

Nonvested at beginning of year	281,084	$46.90
Granted	—	$—
Vested	(93,334)	$37.05
Cancelled/forfeited	(2,300)	$50.89

Nonvested at December 31, 2006	185,450	$51.81

(1)	The number of common shares issued related to performance shares may range from 0% to 200% of the number of performance shares shown in the table above based on the achievement of established internal financial performance targets and our three-year-average TSR performance relative to the three-year-average TSR performance of a preselected comparison group.

The weighted-average grant date fair value of performance shares granted was $55.09 during 2005 and $45.34 during 2004.

Cash payments under our performance share plan, net of applicable tax withholdings, were $6,700,000 in 2006. There were no cash payments under our performance share plan during 2005 and 2004.

Stock Options — Stock options were granted with an exercise price equal to the market value of our underlying common stock on the date of grant. With the exceptions of the stock option grants awarded in December 2005 and January 2006, the options vest ratably over 5 years and expire 10 years subsequent to the grant. The options awarded in December 2005 and January 2006 were fully vested on the date of grant, expire 10 years subsequent to the grant, and shares obtained upon exercise of the options are restricted from sale until January 1, 2009 and January 24, 2009, respectively. Vesting is accelerated upon retirement at age 55 or older, death, disability, or change of control, as defined in the award agreement. Nonvested awards are forfeited upon termination for any other reason. Upon stock option exercise, we generally issue shares from treasury stock.

Notes to Consolidated Financial Statements — (Continued)

The fair value of stock options is estimated as of the date of grant using the Black-Scholes option pricing model. Compensation expense for stock options is based on this grant date fair value and is recognized for awards that ultimately vest. The following table presents the weighted-average fair value and the weighted-average assumptions used in estimating the fair value of option grants for the years ended December 31:

	2006	2005	2004

Fair value	$16.95	$16.35	$6.58
Risk-free interest rate	4.34%	4.19%	3.58%
Dividend yields	2.16%	2.12%	2.10%
Volatility	26.22%	26.87%	20.29%
Expected term	5.05 years	5.56 years	7.00 years

The risk-free interest rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period equal to or approximating the option’s expected term. The dividend yield assumption is based on our historical dividend payouts. The volatility assumption is based on the historical volatility of our common stock over a period equal to the option’s expected term and the market-based implied volatility derived from options trading on our common stock. The expected term of options granted is based on historical experience and expectations about future exercises and represents the period of time that options granted are expected to be outstanding.

A summary of our stock option activity as of December 31, 2006, and changes during the year is presented below:

			Weighted-Average
			Remaining	Aggregate
	Number	Weighted-Average	Contractual	Intrinsic
	of Shares	Exercise Price	Life (Years)	Value
				(In thousands)

Outstanding at beginning of year	7,510,066	$46.38
Granted	176,170	$69.60
Exercised	(890,064)	$32.49
Forfeited or expired	(27,610)	$57.98

Outstanding at December 31, 2006	6,768,562	$48.76	5.48	$281,835

Vested and expected to vest	6,524,120	$48.84	5.47	$271,130

Exercisable at December 31, 2006	5,567,366	$49.15	5.16	$229,680

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between our closing stock price on the last trading day of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all options been exercised on December 31, 2006. These values change based on the fair market value of our common stock. The aggregate intrinsic value of options exercised was $43,725,000 in 2006, $38,149,000 in 2005 and $18,801,000 in 2004.

Cash received from stock option exercises was $28,920,000 in 2006, $37,940,000 in 2005 and $21,508,000 in 2004. The excess tax benefit realized from the tax deductions for stock option exercises totaled $17,376,000 in 2006, $15,287,000 in 2005 and $7,314,000 in 2004, and is reflected as a component of shareholders’ equity in our Consolidated Balance Sheets.

Expense provisions referable to stock options amounted to $9,348,000 in 2006, $5,554,000 in 2005 and $2,000 in 2004. Expense recognized in 2005 and 2004 resulted from stock option award modifications, primarily for terminated Chemicals employees.

Notes to Consolidated Financial Statements — (Continued)

Cash-based Compensation Plans

We have incentive plans under which cash awards may be made annually to officers and key employees. Expense provisions referable to these plans amounted to $22,491,000 in 2006, $17,574,000 in 2005 and $11,487,000 in 2004.

Note 12	Other Commitments and Contingencies

We have commitments in the form of unconditional purchase obligations as of December 31, 2006. These include commitments for the purchase of property, plant and equipment of $72,527,000 and commitments for noncapital purchases of $89,489,000. The commitments for the purchase of property, plant and equipment are due in 2007; the commitments for noncapital purchases primarily relate to transportation and electrical contracts and are due as follows: 2007, $29,279,000; 2008 — 2009, $20,855,000; 2010 — 2011, $12,227,000; and total $27,128,000 thereafter. Expenditures under the noncapital purchase commitments totaled $139,033,000 in 2006, $158,855,000 in 2005 and $196,952,000 in 2004.

We have commitments in the form of contractual obligations related to our mineral royalties as of December 31, 2006 in the amount of $91,504,000, due as follows: 2007, $11,417,000; 2008 — 2009, $18,164,000; 2010 — 2011, $10,978,000; and total $50,945,000 thereafter. Expenditures under the contractual obligations related to mineral royalties totaled $45,569,000 in 2006, $46,299,000 in 2005 and $41,456,000 in 2004.

We provide certain third parties with irrevocable standby letters of credit in the normal course of business. We use our commercial banks to issue standby letters of credit to secure our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled. Substantially all our standby letters of credit are renewable annually at the option of the beneficiary.

Our standby letters of credit as of December 31, 2006 are summarized in the table below (in millions of dollars):

	Amount	Term	Maturity

Standby Letters of Credit
Risk management requirement for insurance claims	$16.2	One year	Renewable annually
Payment surety required by contract	14.9	—	February 2007
Payment surety required by utilities	0.1	One year	Renewable annually
Contractual reclamation/restoration requirements	35.5	One year	Renewable annually

Total standby letters of credit	$66.7

As described in Note 2, we may be required to make cash payments in the form of a transaction bonus to certain key former Chemicals employees. The transaction bonus is contingent upon the amounts received under the two earn-out agreements entered into in connection with the sale of the Chemicals business. As of December 31, 2006, the calculated transaction bonus would be $0 and, as such, no liability for these contingent payments has been recorded. Based on our evaluation of possible cash receipts from the earn-outs, the likely range for the contingent payments is between $0 and approximately $5 million.

As described in our significant accounting policy for income taxes in Note 1, our accrual for tax contingencies is $9,500,000 as of December 31, 2006.

We are subject to occasional governmental proceedings and orders pertaining to occupational safety and health or to protection of the environment, such as proceedings or orders relating to noise abatement, air emissions or water discharges. As part of our continuing program of stewardship in safety, health and environmental matters, we have

Notes to Consolidated Financial Statements — (Continued)

been able to resolve such proceedings and to comply with such orders without any material adverse effects on our business.

We have received notices from the United States Environmental Protection Agency (EPA) or similar state or local agencies that we are considered a potentially responsible party (PRP) at a limited number of sites under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund) or similar state and local environmental laws. Generally we share the cost of remediation at these sites with other PRPs or alleged PRPs in accordance with negotiated or prescribed allocations. There is inherent uncertainty in determining the potential cost of remediating a given site and in determining any individual party’s share in that cost. As a result, estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, remediation methods, other PRPs and their probable level of involvement, and actions by or against governmental agencies or private parties.

We have reviewed the nature and extent of our involvement at each Superfund site, as well as potential obligations arising under other federal, state and local environmental laws, and based our estimated accrued obligation, if any, upon our likely portion of the potential liability in relation to the total liability of all PRPs that have been identified and are believed to be financially viable. In our opinion, the ultimate resolution of claims and assessments related to these sites will not have a material adverse effect on our consolidated financial position, results of operations or cash flows, although amounts recorded in a given period could be material to our results of operations or cash flows for that period.

We are a defendant in various lawsuits in the ordinary course of business. It is not possible to determine with precision the outcome of, or the amount of liability, if any, under these lawsuits, especially where the cases involve possible jury trials with as yet undetermined jury panels. In our opinion, the disposition of these lawsuits will not adversely affect our consolidated financial position, results of operations or cash flows to a material extent. In addition to those lawsuits in which we are involved in the ordinary course of business, certain other legal proceedings are more specifically described below. Although the ultimate outcome is uncertain, it is our opinion that the disposition of these described lawsuits will not adversely affect our consolidated financial position, results of operations or cash flows to a material extent.

In November 1998, we were named one of several defendants in a claim filed by the city of Modesto in state court in San Francisco, California. The plaintiff sought to recover costs to investigate and clean up low levels of soil and groundwater contamination in Modesto, including a small number of municipal water wells, from a dry cleaning compound, perchloroethylene. This product was produced by several manufacturers, including our former Chemicals business, which was sold in June 2005. The defendants included other chemical and equipment manufacturers, distributors and dry cleaners. The trial of this case began during the first quarter of 2006. On June 9, 2006, the jury returned a joint and several verdict against six defendants, including Vulcan, for compensatory damages of $3.1 million, constituting the costs to filter two wells and pay for certain past investigation costs. On June 13, 2006, the jury returned separate punitive damages awards against three defendants, including $100 million against Vulcan. On August 1, 2006, the trial judge entered an order reducing the punitive damage verdict against Vulcan to $7.25 million and upholding the jury’s findings on compensatory damages. Although the compensatory damages verdict was upheld by the court, we believe our share of the compensatory damages after setoffs from other settlements will not be material to our consolidated financial statements. Accordingly, we have not accrued any amounts related to the compensatory damages verdict. We believe that the punitive damages verdict is contrary to the evidence presented at trial, and we are continuing to review potential legal remedies. While it is not possible to predict with certainty the ultimate outcome of this litigation, pursuant to SFAS No. 5, “Accounting for Contingencies,” we have recorded a contingent liability related to the punitive damages claim of $7.25 million as of December 31, 2006.

As part of the first trial, the court on February 14, 2007, entered a Final Statement of Decision ruling in favor of the city of Modesto and against Vulcan and other defendants on certain claims not submitted to the jury relating to the California Polanco Act. The judge awarded additional joint and several damages of $438,000 against Vulcan and the other five defendants. In addition, the city of Modesto will be allowed to seek attorney fees against these six

Notes to Consolidated Financial Statements — (Continued)

defendants, and Vulcan could also be required to pay a portion of future remediation costs at one of the four sites at issue in the trial. As of December 31, 2006, we have recorded a contingent liability related to this ruling in the amount of $100,000, representing a best estimate of our potential share of the $438,000 awarded. At this time, we cannot determine the likelihood or reasonably estimate the range of potential attorney fees or future remediation costs that Vulcan may have to pay.

In this same lawsuit, the Plaintiff seeks a second trial for soil and groundwater contamination at other locations in Modesto that were not part of the first trial, and the timing of the second trial has not been set by the court. No municipal water wells are part of the second trial. At this time, we cannot determine the likelihood or reasonably estimate a range of loss resulting from the remaining phases of the trial.

We have been named as a defendant in multiple lawsuits filed in 2001 and 2002 in state court and federal district court in Louisiana. The lawsuits claim damages for various personal injuries allegedly resulting from releases of chemicals at our former Geismar, Louisiana plant in 2001. A trial for the issues of causation and damages for ten plaintiffs was held in July 2004. Five of these plaintiffs were dismissed during the trial. A jury awarded the remaining five plaintiffs an aggregate award of $201,000. In November 2006 the trial court approved a settlement class with most of the remaining plaintiffs in the matter. A court-appointed special master is overseeing the settlement process of the November 2006 approved settlement class. A second settlement class was agreed to in principle in January 2007 for those plaintiffs who opted out of the November 2006 approved settlement class. The details of the second settlement class are currently in negotiation. We anticipate all of these matters being resolved in 2007. We have previously recorded a charge for the self-insured portion of these losses, and Vulcan’s insurers are responding to amounts in excess of the self-insured retention.

In September 2001, we were named a defendant in a suit brought by the Illinois Department of Transportation (IDOT), in the Circuit Court of Cook County, Chancery Division, Illinois, alleging damage to a 0.9-mile section of Joliet Road that bisects our McCook Quarry in McCook, Illinois, a Chicago suburb. IDOT seeks damages to “repair, restore, and maintain” the road or, in the alternative, judgment for the cost to “improve and maintain other roadways to accommodate” vehicles that previously used the road. The complaint also requests that the court enjoin any McCook Quarry operations that will further damage the road. Discovery is ongoing.

We produced and marketed industrial sand from 1988 to 1994. Since July 1993, we have been sued in numerous suits in a number of states by plaintiffs alleging that they contracted silicosis or incurred personal injuries as a result of exposure to, or use of, industrial sand used for abrasive blasting. As of February 15, 2007, the number of suits totaled 101, involving an aggregate of 567 plaintiffs. Of the pending suits, 52 with 495 plaintiffs are filed in Texas. The balance of the suits have been brought by plaintiffs in state courts in California, Florida, Louisiana and Mississippi. We are seeking dismissal of all suits on the ground that plaintiffs were not exposed to our product. To date, we have been successful in getting dismissals from cases involving almost 17,000 plaintiffs.

While it is not possible to predict with certainty the ultimate outcome of these and other legal proceedings in which we are involved as of December 31, 2006, we had recorded liabilities of $7,435,000 related to the claims and litigation described above for which a loss was determined to be probable and reasonably estimable. For claims and litigation for which a loss was determined to be only reasonably possible, no liability was recorded. Furthermore, the potential range of such losses would not be material to our consolidated financial statements. In addition, losses on certain claims and litigation described above may be subject to limitations on a per occurrence basis by excess insurance, as described more fully in Note 1 under our accounting policy for claims and litigation including self-insurance.

Notes to Consolidated Financial Statements — (Continued)

Note 13	Shareholders’ Equity

On February 10, 2006, the Board of Directors increased to 10,000,000 shares the existing authorization to purchase common stock. As of December 31, 2006, 3,455,539 shares remained under the purchase authorization.

The number and cost of shares purchased during each of the last three years and shares held in treasury at year end are shown below:

	2006	2005	2004

Shares purchased:
Number	6,757,361	3,588,738	—
Total cost (thousands)	$522,801	$228,479	$—
Average cost	$77.37	$63.67	$—

Shares in treasury at year end:
Number	45,098,644	39,378,985	37,045,535
Average cost	$28.78	$19.94	$15.32

Of the 6,757,361 shares purchased in 2006, 6,680,794 shares were purchased in the open market and 76,567 shares were purchased directly from employees to satisfy income tax withholding requirements on shares issued pursuant to incentive compensation plans.

Note 14	Other Comprehensive Income (Loss)

Comprehensive income includes charges and credits to equity from nonowner sources and comprises two subsets: net earnings and other comprehensive income (loss). The components of other comprehensive income (loss) are presented in the Consolidated Statements of Shareholders’ Equity, net of applicable taxes.

The amount of income tax (expense) benefit allocated to each component of other comprehensive income (loss) for the years ended December 31, 2006, 2005 and 2004 is summarized as follows (in thousands of dollars):

	Before-tax	Tax (Expense)	Net-of-tax
	Amount	Benefit	Amount

December 31, 2006
Fair value adjustment to cash flow hedges	$115	$(40)	$75
Minimum pension liability adjustment	(1,662)	635	(1,027)

Total other comprehensive income (loss)	$(1,547)	$595	$(952)

December 31, 2005
Reclassification adjustment for cash flow hedge amounts included in net earnings	$99	$(37)	$62
Minimum pension liability adjustment	(1,564)	598	(966)

Total other comprehensive income (loss)	$(1,465)	$561	$(904)

December 31, 2004
Fair value adjustment to cash flow hedges	$(9,396)	$3,534	$(5,862)
Less reclassification adjustment for amounts included in net earnings	5,051	(1,900)	3,151
Minimum pension liability adjustment	(2,020)	773	(1,247)

Total other comprehensive income (loss)	$(6,365)	$2,407	$(3,958)

Notes to Consolidated Financial Statements — (Continued)

Note 15	Enterprise Data — Continuing Operations

Our Construction Materials business is organized in seven regional divisions that produce and sell aggregates and related products and services. All these divisions exhibit similar economic characteristics, product processes, products and services, types and classes of customers, methods of distribution and regulatory environments. Accordingly, they have been aggregated into one reporting segment for financial statement purposes. During 2006, we served markets in 21 states, the District of Columbia and Mexico with a full line of aggregates, and 5 additional states with railroad ballast. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other nonresidential facilities.

The majority of our activities are domestic. Long-lived assets outside the United States, which primarily consist of property, plant and equipment, were $146,457,000 in 2006, $105,182,000 in 2005 and $111,207,000 in 2004. We sell a relatively small amount of construction aggregates outside the United States. Nondomestic net sales were $20,595,000 in 2006, $13,490,000 in 2005 and $7,580,000 in 2004. Due to the sale of our Chemicals business as described in Note 2, we have one reportable segment, Construction Materials, which constitutes continuing operations.

Net sales by product are summarized below (in millions of dollars):

	2006	2005	2004

Net Sales by Product
Aggregates	$2,131.9	$1,884.0	$1,622.1
Asphalt mix	500.2	371.4	272.6
Concrete	260.7	252.1	225.0
Other	148.3	107.5	93.5

Total	$3,041.1	$2,615.0	$2,213.2

Note 16	Supplemental Cash Flow Information

Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):

	2006	2005	2004

Cash payments:
Interest (exclusive of amount capitalized)	$32,616	$37,331	$44,191
Income taxes	219,218	211,985	90,129

Noncash investing and financing activities:
Accrued liabilities for purchases of property, plant and equipment	32,941	14,244	5,898
Debt issued for purchases of property, plant and equipment	177	—	—
Proceeds receivable from exercise of stock options	31	—	—
Amounts referable to business acquisitions:
Liabilities assumed	—	4,684	—
Noncash proceeds from the sale of the Chemicals business:
Earn-outs (Note 2)	—	127,979	—
Working capital adjustments	—	14,255	—

Notes to Consolidated Financial Statements — (Continued)

Note 17	Asset Retirement Obligations

SFAS 143, “Accounting for Asset Retirement Obligations” (FAS 143) applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets.

FAS 143 requires recognition of a liability for an asset retirement obligation in the period in which it is incurred at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. The liability is accreted through charges to operating expenses. If the asset retirement obligation is settled for other than the carrying amount of the liability, we recognize a gain or loss on settlement.

We record all asset retirement obligations for which we have legal obligations for land reclamation at estimated fair value. Essentially all these asset retirement obligations relate to our underlying land parcels, including both owned properties and mineral leases. FAS 143 results in ongoing recognition of costs related to the depreciation of the assets and accretion of the liability. For the years ended December 31, we recognized operating costs related to FAS 143 as follows: 2006 — $16,197,000; 2005 — $14,867,000, including $447,000 related to discontinued operations; and 2004 — $12,076,000, including $1,118,000 related to discontinued operations. FAS 143 operating costs for our continuing operations are reported in cost of goods sold. FAS 143 asset retirement obligations are reported within other noncurrent liabilities in our accompanying Consolidated Balance Sheets.

A reconciliation of the carrying amount of our asset retirement obligations for the years ended December 31, 2006, 2005 and 2004 is as follows (in thousands of dollars):

Asset retirement obligations as of December 31, 2003	$107,683

Liabilities incurred	173
Liabilities (settled)	(9,291)
Accretion expense	5,375
Revisions up (down)	4,468
Less asset retirement obligations classified as liabilities of assets held for sale	(17,502)

Asset retirement obligations as of December 31, 2004	$90,906

Liabilities incurred	3,767
Liabilities (settled)	(12,437)
Accretion expense	4,826
Revisions up (down)	18,712

Asset retirement obligations as of December 31, 2005	$105,774

Liabilities incurred	1,021
Liabilities (settled)	(16,806)
Accretion expense	5,499
Revisions up (down)	19,341

Asset retirement obligations as of December 31, 2006	$114,829

Upward revisions to our asset retirement obligations for the years ended December 31, 2006 and 2005 are largely attributable to one aggregates facility located in California, which we operate under a mineral lease. Extremely wet weather conditions in 2005 and 2006, which flooded certain areas at the site, resulted in higher than expected costs to extract water, dry materials, re-compact affected areas and haul away certain materials with high moisture content. During 2005 we identified certain material generated in our extraction process that contained substances that precluded it from being used as fill material. Estimated costs to examine, handle and haul such material resulted in upward revisions to our asset retirement obligations. Delays in executing an amended lease

Notes to Consolidated Financial Statements — (Continued)

agreement, which resulted in delays in performing our reclamation plan, and changes to the reclamation plan that resulted from ongoing operational logistics, caused inefficiencies related to double handling and stockpiling materials that were not anticipated in previous cost estimates. Altogether, upward revisions to our asset retirement obligations related to this site amounted to approximately $10.3 million during 2006 and $11.1 million during 2005.

Other net upward revisions to our asset retirement obligations during 2006 and 2005 relate primarily to changes in cost estimates and settlement dates at numerous aggregates facilities.

Note 18	Accounting Changes

2007 — FSP AUG AIR-1

In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP AUG AIR-1). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, “Audits of Airlines” (Airline Guide). The Airline Guide is the principal source of guidance on the accounting for planned major maintenance activities and permits four alternative methods of accounting for such activities. This guidance principally affects our accounting for periodic overhauls on our oceangoing vessels. Prior to January 1, 2007, we applied the accrue-in-advance method as prescribed by the Airline Guide, which required the accrual of estimated costs for the next scheduled overhaul over the period leading up to the overhaul. At that time, the actual cost of the overhaul was charged to the accrual, with any deficiency or excess charged or credited to expense. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method, and was effective for fiscal years beginning after December 15, 2006. Accordingly, we adopted this FSP effective January 1, 2007, and have elected to use the deferral method of accounting for planned major maintenance as prescribed by the Airline Guide and allowed by FSP AUG AIR-1. Under the deferral method, the actual cost of each overhaul is capitalized and amortized over the period until the next overhaul. Additionally, the FSP must be applied retrospectively to the beginning of the earliest period presented in the financial statements. As a result of the retrospective application of this change in accounting standard, we have adjusted our financial statements for all periods presented to reflect using the deferral method of accounting for planned major maintenance.

The retrospective application using the deferral method resulted in the following changes to the January 1, 2004 Consolidated Balance Sheet: an increase in noncurrent assets of $2,555,000; a decrease in current liabilities of $5,134,000; a decrease in deferred tax assets of $46,000; an increase in deferred tax liabilities of $2,111,000; and an increase in retained earnings of $5,532,000. The following tables reflect the effect of the retrospective application of FSP AUG AIR-1 on our Consolidated Balance Sheets (in thousands of dollars):

	December 31, 2006
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Balance Sheet Data:
Deferred income taxes	$25,764	$(185)	$25,579
Total current assets	731,379	(185)	731,194
Other assets	196,879	3,794	200,673
Total assets	3,424,225	3,609	3,427,834
Other accrued liabilities	49,207	(6,179)	43,028
Total current liabilities	493,687	(6,179)	487,508
Total shareholders’ equity	2,001,111	9,788	2,010,899
Total liabilities and shareholders’ equity	3,424,225	3,609	3,427,834

Notes to Consolidated Financial Statements — (Continued)

	December 31, 2005
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Balance Sheet Data:
Deferred income taxes	$23,184	$(138)	$23,046
Total current assets	1,164,722	(138)	1,164,584
Other assets	196,170	1,677	197,847
Total assets	3,588,884	1,539	3,590,423
Other accrued liabilities	47,621	(8,265)	39,356
Total current liabilities	579,014	(8,265)	570,749
Deferred income taxes	275,065	2,696	277,761
Total liabilities	1,462,343	(5,569)	1,456,774
Total shareholders’ equity	2,126,541	7,108	2,133,649
Total liabilities and shareholders’ equity	3,588,884	1,539	3,590,423

	December 31, 2004
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Balance Sheet Data:
Deferred income taxes	$34,433	$(92)	$34,341
Total current assets	1,417,959	(92)	1,417,867
Other assets	103,274	2,505	105,779
Total assets	3,665,133	2,413	3,667,546
Other accrued liabilities	42,791	(6,980)	35,811
Total current liabilities	426,689	(6,980)	419,709
Deferred income taxes	348,613	2,578	351,191
Total liabilities	1,651,158	(4,402)	1,646,756
Total shareholders’ equity	2,013,975	6,815	2,020,790
Total liabilities and shareholders’ equity	3,665,133	2,413	3,667,546

Notes to Consolidated Financial Statements — (Continued)

The following tables reflect the effect of the retrospective application of FSP AUG AIR-1 on our Consolidated Statements of Earnings (in thousands of dollars, except per share data):

	Year Ended December 31, 2006
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Statement of Earnings Data:
Net sales	$3,041,093	$—	$3,041,093
Cost of goods sold	2,109,099	90	2,109,189
Cost of revenues	2,410,481	90	2,410,571
Gross profit	931,994	(90)	931,904
Selling, administrative and general expenses	264,396	(120)	264,276
Operating earnings	695,059	30	695,089
Earnings from continuing operations before income taxes	703,461	30	703,491
Provision for income taxes	225,963	(2,650)	223,313
Earnings from continuing operations	477,498	2,680	480,178
Net earnings	467,534	2,680	470,214
Basic earnings per share	$4.79	$0.03	$4.82
Diluted earnings per share	$4.69	$0.02	$4.71

	Year Ended December 31, 2005
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Statement of Earnings Data:
Net sales	$2,614,965	$—	$2,614,965
Cost of goods sold	1,906,489	(338)	1,906,151
Cost of revenues	2,186,851	(338)	2,186,513
Gross profit	708,476	338	708,814
Selling, administrative and general expenses	232,531	(120)	232,411
Operating earnings	476,378	458	476,836
Earnings from continuing operations before income taxes	480,237	458	480,695
Provision for income taxes	136,402	165	136,567
Earnings from continuing operations	343,835	293	344,128
Net earnings	388,757	293	389,050
Basic earnings per share	$3.80	$0.01	$3.81
Diluted earnings per share	$3.73	$0.01	$3.74

Notes to Consolidated Financial Statements — (Continued)

	Year Ended December 31, 2004
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Statement of Earnings Data:
Net sales	$2,213,160	$—	$2,213,160
Cost of goods sold	1,630,487	(1,676)	1,628,811
Cost of revenues	1,871,662	(1,676)	1,869,986
Gross profit	582,673	1,676	584,349
Selling, administrative and general expenses	196,352	(120)	196,232
Operating earnings	401,933	1,796	403,729
Earnings from continuing operations before income taxes	375,566	1,796	377,362
Provision for income taxes	114,353	513	114,866
Earnings from continuing operations	261,213	1,283	262,496
Net earnings	287,385	1,283	288,668
Basic earnings per share	$2.81	$0.01	$2.82
Diluted earnings per share	$2.77	$0.01	$2.78

The following tables reflect the effect of the retrospective application of FSP AUG AIR-1 on our Consolidated Statement of Cash Flows (in thousands of dollars):

	Year Ended December 31, 2006
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Statement of Cash Flows Data:
Net earnings	$467,534	$2,680	$470,214
Depreciation, depletion, accretion and amortization	224,696	1,674	226,370
Increase in deferred income tax assets	(2,580)	46	(2,534)
Decrease in other assets	13,686	(3,791)	9,895
Increase in trade payables and other accruals	881	2,087	2,968
Increase in deferred income tax liabilities	14,544	(2,696)	11,848
Net cash provided by operating activities	579,349	—	579,349

	Year Ended December 31, 2005
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Statement of Cash Flows Data:
Net earnings	$388,757	$293	$389,050
Depreciation, depletion, accretion and amortization	220,956	1,912	222,868
Decrease in deferred income tax assets	11,249	47	11,296
Increase in other assets	(53,971)	(1,084)	(55,055)
Increase in trade payables and other accruals	41,510	(1,286)	40,224
Decrease in deferred income tax liabilities	(73,585)	118	(73,467)
Net cash provided by operating activities	473,184	—	473,184

	Year Ended December 31, 2004
	As Previously	Adjustment
	Reported	Amount	As Adjusted

Selected Statement of Cash Flows Data:
Net earnings	$287,385	$1,283	$288,668
Depreciation, depletion, accretion and amortization	245,050	1,338	246,388
Increase in deferred income tax assets	(75)	46	(29)
Increase in other assets	(5,384)	(1,288)	(6,672)
Increase in trade payables and other accruals	9,482	(1,846)	7,636
Increase in deferred income tax liabilities	11,334	467	11,801
Net cash provided by operating activities	580,615	—	580,615

Notes to Consolidated Financial Statements — (Continued)

Under the deferral method of accounting for planned major maintenance, the cumulative undistributed earnings at a certain wholly owned foreign subsidiary were greater than the cumulative undistributed earnings previously recorded under the accrue-in-advance method of accounting. During 2006, we determined that the cumulative undistributed earnings at this foreign subsidiary would be indefinitely reinvested offshore, and accordingly reversed the associated deferred tax liability pursuant to Accounting Principles Board Opinion No. 23 “Accounting for Income Taxes — Special Areas.” The $2,650,000 favorable adjustment to the provision for income taxes for the year ended December 31, 2006 resulted primarily from the reversal of the deferred tax liability associated with the increase in undistributed earnings at this wholly owned foreign subsidiary.

2006 — EITF 04-6

On January 1, 2006, we adopted EITF 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry.” In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. Per EITF 04-6, stripping costs incurred during the production phase are considered costs of the extracted minerals under a full absorption costing system, inventoried, and recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

Prior to the adoption of EITF 04-6, we expensed stripping costs as incurred with only limited exceptions when specific criteria were met. The January 1, 2006 adoption of EITF 04-6 resulted in an increase in current assets (finished product inventory) of $16,791,000; a decrease in other assets (capitalized quarrying costs) of $659,000; an increase in deferred tax liabilities of $3,896,000; and a cumulative effect of adoption that increased retained earnings by $12,236,000.

2006 — FAS 123(R)

See Note 1 under the caption “Share-based Compensation”.

2006 — FAS 158

See Note 1 under the caption “Recent Accounting Pronouncements”.

Note 19	Acquisitions

In 2006, we acquired the assets of the following facilities for cash payments of approximately $20,481,000, including acquisition costs and net of acquired cash:

•	an aggregates production facility and asphalt mix plant in Indiana

•	an aggregates production facility in North Carolina

•	an aggregates production facility in Virginia

As a result of these acquisitions, we recognized $8,800,000 of goodwill and $5,146,000 of amortizable intangible assets, all of which are expected to be fully deductible for income tax purposes.

Purchase price allocations for 2006 acquisitions are preliminary and subject to adjustment.

During 2006, we made cash payments of $50,000 for contingent consideration related to a 2005 acquisition.

In 2005, we acquired the assets of the following facilities for cash payments of approximately $93,965,000, including acquisition costs and net of acquired cash:

•	five aggregates production facilities and five asphalt mix plants in Arizona

•	an aggregates production facility in Georgia

Notes to Consolidated Financial Statements — (Continued)

•	four aggregates production facilities in Indiana

•	an aggregates production facility in Tennessee

The acquisition payments reported above exclude escrowed funds of $5,800,000 of contingent consideration related to the acquisition of the Arizona facilities and $50,000 of contingent consideration related to the acquisition of the Tennessee facility. Upon resolution of such contingencies, distributions to the seller, if any, will be considered additional acquisition costs.

As a result of these acquisitions, we recognized $18,836,000 of goodwill and $32,165,000 of amortizable intangible assets, all of which are expected to be fully deductible for income tax purposes.

In 2004, we acquired the assets of the following facilities for cash payments of approximately $34,555,000, including acquisition costs and net of acquired cash:

•	an aggregates production facility in South Carolina

•	three aggregates production facilities in Tennessee

•	an aggregates production facility in Virginia

Goodwill recognized in these transactions totaled $20,739,000 and is expected to be fully deductible for income tax purposes.

The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired, including identifiable intangibles, was recognized as goodwill.

All the 2006, 2005 and 2004 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements from their respective dates of acquisition. Had the businesses been acquired at the beginning of fiscal 2006 and 2005, respectively, on a pro forma basis, revenue, net earnings and earnings per share would not differ materially from the amounts reflected in the accompanying consolidated financial statements for 2006 and 2005.

Note 20	Subsequent Event

On February 19, 2007, we signed a definitive agreement to acquire 100% of the stock of Florida Rock Industries, Inc. (Florida Rock), a leading producer of construction aggregates, cement, concrete and concrete products in the Southeast and Mid-Atlantic states, in exchange for cash and stock valued at approximately $4.6 billion based on the February 16, 2007 closing price of Vulcan common stock. Under the terms of the agreement, Vulcan shareholders will receive one share of common stock in a new holding company (whose subsidiaries will be Vulcan Materials and Florida Rock) for each Vulcan share. Florida Rock shareholders can elect to receive either 0.63 shares of the new holding company or $67.00 in cash for each Florida Rock share, subject to proration to ensure that in the aggregate 70% of Florida Rock shares will be converted into cash and 30% of Florida Rock shares will be converted into stock. We intend to finance the transaction with approximately $3.2 billion in debt and approximately $1.4 billion in stock based on the February 16, 2007 closing price of Vulcan common stock. We have received a firm commitment from Goldman, Sachs & Co. to provide bridge financing for the transaction. The transaction is intended to be non-taxable for Vulcan shareholders and non-taxable for Florida Rock shareholders to the extent they receive stock. The acquisition has been unanimously approved by the Boards of Directors of each company and is subject to approval by a majority of Florida Rock shareholders, regulatory approvals and customary closing conditions. The transaction is expected to close in mid-year 2007.

End of Notes to Consolidated Financial Statements

Financial Terminology

Acquisitions

The sum of net assets (assets less liabilities, including acquired debt) obtained in a business combination. Net assets are recorded at their fair value at the date of the combination, and include tangible and intangible items.

Capital Employed

The sum of interest-bearing debt, other noncurrent liabilities and shareholders’ equity. Average capital employed is a 12-month average.

Capital Expenditures

Capital expenditures include capitalized replacements of and additions to property, plant and equipment, including capitalized leases, renewals and betterments. Capital expenditures exclude the property, plant and equipment obtained by business acquisitions.

We classify our capital expenditures into three categories based on the predominant purpose of the project expenditures. Thus, a project is classified entirely as a replacement if that is the principal reason for making the expenditure even though the project may involve some cost-saving and/or capacity improvement aspects. Likewise, a profit-adding project is classified entirely as such if the principal reason for making the expenditure is to add operating facilities at new locations (which occasionally replace facilities at old locations), to add product lines, to expand the capacity of existing facilities, to reduce costs, to increase mineral reserves, to improve products, etc.

Capital expenditures classified as environmental control do not reflect those expenditures for environmental control activities, including industrial health programs that are expensed currently. Such expenditures are made on a continuing basis and at significant levels. Frequently, profit-adding and major replacement projects also include expenditures for environmental control purposes.

Net Sales

Total customer revenues from continuing operations for our products and services excluding third-party delivery revenues, net of discounts and taxes, if any.

Ratio of Earnings to Fixed Charges

The sum of earnings from continuing operations before income taxes, amortization of capitalized interest and fixed charges net of interest capitalization credits, divided by fixed charges. Fixed charges are the sum of interest expense before capitalization credits, amortization of financing costs and one-third of rental expense.

Total Debt as a Percentage of Total Capital

The sum of short-term borrowings, current maturities and long-term debt, divided by total capital. Total capital is the sum of total debt and shareholders’ equity.

Shareholders’ Equity

The sum of common stock (less the cost of common stock in treasury), capital in excess of par value, retained earnings and accumulated other comprehensive income (loss), as reported in the balance sheet. Average shareholders’ equity is a 12-month average.

Total Shareholder Return

Average annual rate of return using both stock price appreciation and quarterly dividend reinvestment. Stock price appreciation is based on a point-to-point calculation, using end-of-year data.

Net Sales, Total Revenues, Net Earnings and Earnings Per Share

	2006	2005
	Amounts in millions,
	except per share data

Net Sales
First quarter	$642.3	$479.4
Second quarter	807.8	705.3
Third quarter	848.3	749.4
Fourth quarter	742.7	680.9

Total	$3,041.1	$2,615.0

Total Revenues
First quarter	$708.7	$528.6
Second quarter	888.2	782.1
Third quarter	929.3	830.0
Fourth quarter	816.3	754.6

Total	$3,342.5	$2,895.3

Gross Profit
First quarter	$163.9	$92.5
Second quarter	257.9	210.4
Third quarter	272.9	227.2
Fourth quarter	237.2	178.7

Total	$931.9	$708.8

Operating Earnings (Loss)
First quarter	$99.0	$38.0
Second quarter	218.1	153.5
Third quarter	206.4	164.9
Fourth quarter	171.6	120.4

Total	$695.1	$476.8

Earnings (Loss) from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$71.9	$21.6
Second quarter	152.3	102.0
Third quarter	140.9	128.3
Fourth quarter	115.1	92.2

Total	$480.2	$344.1

Basic Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.72	$0.21
Second quarter	1.53	1.00
Third quarter	1.47	1.25
Fourth quarter	1.20	0.91

Total	$4.92	$3.37

	2006	2005
	Amounts in millions,
	except per share data

Diluted Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.70	$0.21
Second quarter	1.50	0.98
Third quarter	1.44	1.23
Fourth quarter	1.17	0.89

Total	$4.81	$3.31

Net Earnings (Loss)
First quarter	$70.1	$54.5
Second quarter	150.6	121.6
Third quarter	135.7	122.2
Fourth quarter	113.8	90.7

Total	$470.2	$389.0

Basic Net Earnings (Loss) Per Share
First quarter	$0.70	$0.53
Second quarter	1.51	1.19
Third quarter	1.42	1.19
Fourth quarter	1.19	0.90

Full year	$4.82	$3.81

Diluted Net Earnings (Loss) Per Share
First quarter	$0.68	$0.52
Second quarter	1.48	1.17
Third quarter	1.39	1.17
Fourth quarter	1.16	0.88

Full year	$4.71	$3.74

Exhibit 12

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31

	2006	2005	2004	2003	2002
	Amounts in thousands

Fixed charges:
Interest expense before capitalization credits	$31,310	$39,080	$42,260	$55,345	$56,601
Amortization of financing costs	363	711	611	291	298
One-third of rental expense	27,240	22,520	16,553	15,140	16,976

Total fixed charges	$58,913	$62,311	$59,424	$70,776	$73,875

Earnings from continuing operations before income taxes	$703,491	$480,695	$377,362	$335,080	$329,195
Fixed charges	58,913	62,311	59,424	70,776	73,875
Capitalized interest credits	(5,000)	(1,934)	(1,980)	(2,116)	(2,896)
Amortization of capitalized interest	1,241	1,054	839	624	463

Earnings before income taxes as adjusted	$758,645	$542,126	$435,645	$404,364	$400,637

Ratio of earnings to fixed charges	12.9	8.7	7.3	5.7	5.4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Exculpation and Indemnification.  The New Jersey Business Corporation Act (the “NJBCA”) provides that, subject to certain limitations and with the exception of actions brought by or in the right of a corporation by its shareholders in its name, a corporation may indemnify any person against expenses and liabilities incurred in connection with any action, suit or proceeding involving the person by reason of his being or having been a director, officer, employee or agent of the corporation, or serving in that capacity for another enterprise at the request of the corporation. In each instance, unless ordered by a court, indemnification must be authorized by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding, independent legal counsel or the shareholders. Indemnification is only permitted if the person:

•	acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•	in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The NJBCA also permits indemnification by a corporation under similar circumstances for expenses paid or incurred by directors, officers, employees or agents incurred in connection with actions brought by or in the right of the corporation by its shareholders in its name, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the New Jersey Superior Court or the court in which the action was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

The NJBCA requires a corporation to indemnify a director, officer, employee or agent against expenses if the director, officer, employee or agent has been successful on the merits or otherwise in any such action, suit or proceeding or in defense of any related claim, issue or matter. Expenses paid or incurred by a director, officer, employee or agent in connection with any action, suit or proceeding may be paid in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to indemnification.

From and after the closing of the mergers, the Registrant’s restated by-laws will require the Registrant to indemnify and hold harmless any director, officer, employee or agent of the Registrant to the full extent permitted under the NJBCA.

Merger Agreement Provisions Relating to Florida Rock Directors and Officers.  The merger agreement provides that, upon completion of the mergers, the Registrant will, to the fullest extent permitted by law, indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of Florida Rock and its subsidiaries. Florida Rock has entered into indemnification agreements with each of its directors and officers that require Florida Rock to indemnify and advance expenses to such indemnitees to the fullest extent permitted by Florida law.

In addition, as provided by the merger agreement, Florida Rock has purchased a six year run-off directors’ and officers’ liability insurance policy with respect to claims arising from facts or events that occurred on or before the completion of the mergers.

Item 21.	Exhibits.

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of February 19, 2007, as amended on April 9, 2007, by and among Vulcan Materials Company, Florida Rock Industries, Inc., Virginia Holdco, Inc., Virginia Merger Sub, Inc. and Fresno Merger Sub, Inc. (included as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement).
2.2	Support Agreement, dated as of February 19, 2007, by and among Vulcan Materials Company, Baker Holdings, L.P., Edward L. Baker Living Trust, Edward L. Baker, John D. Baker II Living Trust and Anne D. Baker Living Trust (included as Annex B to the Proxy Statement/Prospectus contained in this Registration Statement).
5*	Opinion of William F. Denson III, Esq. regarding the validity of the securities being registered.
8.1*	Opinion of Weil, Gotshal & Manges LLP regarding certain federal income tax consequences discussed in this Registration Statement.
8.2**	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain federal income tax consequences relating to the transaction.
8.3**	Opinion of Weil, Gotshal & Manges LLP regarding certain federal income tax consequences relating to the transaction.
10.1	Shareholders Agreement, dated as of February 19, 2007, by and among Vulcan Materials Company, Baker Holdings, L.P., Edward L. Baker Living Trust, Edward L. Baker, John D. Baker II Living Trust and Anne D. Baker Living Trust (included as Annex C to the Proxy Statement/Prospectus contained in this Registration Statement).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of KPMG LLP.
23.4*	Consent of William F. Denson III, Esq. (included in the opinion filed as 5 to this Registration Statement).
23.5*	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).
23.6	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.2 to this Registration Statement).
23.7*	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 8.3 to this Registration Statement).
23.8*	Consent of John D. Baker II
23.9*	Consent of Philip J. Carroll, Jr.
23.10*	Consent of Phillip W. Farmer
23.11*	Consent of H. Allen Franklin
23.12*	Consent of Donald M. James
23.13*	Consent of Douglas J. McGregor
23.14*	Consent of James V. Napier
23.15*	Consent of Donald B. Rice
23.16*	Consent of Orin R. Smith
23.17*	Consent of Vincent J. Trosino
99.1*	Form of Florida Rock Proxy Card.
99.2*	Form of Election Form.
99.3*	Consent of Lazard Frères & Co. LLC.
99.4*	Form of Election Form for Plan Participants.

*	Previously filed

**	To be filed by post-effective amendment

Item 22.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham, State of Alabama, on the 6th day of July, 2007.

VIRGINIA HOLDCO, INC.

By:	/s/ William F. Denson, III
William F. Denson, III
Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ejaz A. Khan Ejaz A. Khan	Director and Chairman (Principal Executive Officer)	July 12, 2007

/s/ Daniel F. Sansone Daniel F. Sansone	Director, President and Treasurer (Principal Financial and Accounting Officer)	July 12, 2007

/s/ William F. Denson, III William F. Denson, III	Director, Vice President and Secretary	July 12, 2007

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of February 19, 2007, as amended on April 9, 2007, by and among Vulcan Materials Company, Florida Rock Industries, Inc., Virginia Holdco, Inc., Virginia Merger Sub, Inc. and Fresno Merger Sub, Inc. (included as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement).
2.2	Support Agreement, dated as of February 19, 2007, by and among Vulcan Materials Company, Baker Holdings, L.P., Edward L. Baker Living Trust, Edward L. Baker, John D. Baker II Living Trust and Anne D. Baker Living Trust (included as Annex B to the Proxy Statement/Prospectus contained in this Registration Statement).
5*	Opinion of William F. Denson III, Esq. regarding the validity of the securities being registered.
8.1*	Opinion of Weil, Gotshal & Manges LLP regarding certain federal income tax consequences discussed in this Registration Statement.
8.2**	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain federal income tax consequences relating to the transaction.
8.3**	Opinion of Weil, Gotshal & Manges LLP regarding certain federal income tax consequences relating to the transaction.
10.1	Shareholders Agreement, dated as of February 19, 2007, by and among Vulcan Materials Company, Baker Holdings, L.P., Edward L. Baker Living Trust, Edward L. Baker, John D. Baker II Living Trust and Anne D. Baker Living Trust (included as Annex C to the Proxy Statement/Prospectus contained in this Registration Statement).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of KPMG LLP.
23.4*	Consent of William F. Denson III, Esq. (included in the opinion filed as 5 to this Registration Statement).
23.5*	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).
23.6	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.2 to this Registration Statement).
23.7	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 8.3 to this Registration Statement).
23.8*	Consent of John D. Baker II
23.9*	Consent of Philip J. Carroll, Jr.
23.10*	Consent of Phillip W. Farmer
23.11*	Consent of H. Allen Franklin
23.12*	Consent of Donald M. James
23.13*	Consent of Douglas J. McGregor
23.14*	Consent of James V. Napier
23.15*	Consent of Donald B. Rice
23.16*	Consent of Orin R. Smith
23.17*	Consent of Vincent J. Trosino
99.1*	Form of Florida Rock Proxy Card.
99.2*	Form of Election Form.
99.3*	Consent of Lazard Frères & Co. LLC.
99.4*	Form of Election Form for Plan Participants.

*	Previously filed

**	To be filed by post-effective amendment